Exhibit 99.2

NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

December 21, 2018

Your Vote is Important. Please Vote Your Shares Today.

If you have questions or require assistance with voting, you may contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

No securities regulatory authority or stock exchange has expressed an opinion about, or passed upon the fairness or merits of the transaction described herein, the securities offered pursuant to this transaction or the adequacy of the information contained herein and it is an offense to claim otherwise.

December 21, 2018

Dear Great Panther Shareholders:

You are invited to attend a special meeting (the “Great Panther Meeting”) of the holders (“Great Panther Shareholders”) of common shares (the “Great Panther Shares”) of Great Panther Silver Limited (“Great Panther”) to be held in Terrace Room B located at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, at 9:00 a.m. (Vancouver time) on February 11, 2019.

Board Recommendations

The Great Panther Board of Directors (the “Great Panther Board”) has considered the Scheme and after considering, amongst other things: (a) advice from its financial and legal advisors; (b) the anticipated benefits of the Scheme; and (c) the risks associated with the Scheme, the Great Panther Board has unanimously determined that the Scheme is in the best interests of Great Panther and has approved the Scheme and the entering into of the Scheme Implementation Deed.

The Great Panther Board unanimously recommends that Great Panther Shareholders vote FOR the Great Panther Scheme Resolution and the Name Change Resolution. Each member of the Great Panther Board will vote, or procure the voting of, all Great Panther Shares held by him or her in favour of the Great Panther Scheme Resolution and the Name Change Resolution.

Reasons for the Scheme

After due consideration and consultation with Great Panther’s management and outside legal and financial advisors, the Great Panther Board unanimously approved the Scheme Implementation Deed and the transactions contemplated thereby and authorized the issuance of Great Panther Shares pursuant to the Scheme Implementation Deed. In doing so, the Great Panther Board considered the business, assets, development policies, liabilities, results of operations, financial performance, strategic direction and prospects of Great Panther and Beadell. Additionally, in making its determination, the Great Panther Board considered a number of factors, including, but not limited to, the following:

✓	Creation of New Emerging Intermediate Precious Metals Producer focused on the Americas
✓	Extensive Reserve & Resource Base
✓	Strong Balance Sheet to Support Complementary Assets
✓	Diversified Portfolio
✓	Robust Growth Portfolio
✓	Attractive Re-Rating Potential

The Scheme and the Name Change

The business of the Great Panther Meeting is the consideration of an ordinary resolution (the “Great Panther Scheme Resolution”) to approve the issuance of Great Panther Shares in connection with the Scheme Implementation Deed dated September 23, 2018 (the “Scheme Implementation Deed”) between Great Panther and Beadell Resources Limited (“Beadell”). Under the Scheme Implementation Deed, Great Panther will acquire 100% of the ordinary shares of Beadell (the “Beadell Shares”) pursuant to a scheme of arrangement in accordance with the laws of Australia (the “Scheme”). The Great Panther Scheme Resolution must be approved by greater than 50% of the votes cast by

Great Panther Shareholders at the Great Panther Meeting, present in person or by proxy, pursuant to the policies of the Toronto Stock Exchange (“TSX”).

In addition, Great Panther Shareholders will be asked to consider an ordinary resolution (the “Name Change Resolution”) to approve an amendment to the constating documents of Great Panther to change the name of Great Panther to “Great Panther Mining Limited” (the “Name Change”). The Name Change Resolution must be approved by greater than 50% of the votes cast by Great Panther Shareholders at the Great Panther Meeting, present in person or by proxy. The Name Change is anticipated to be implemented immediately following completion of the Scheme.

The Consideration

If the Scheme is implemented, each Beadell Scheme Shareholder (other than an Ineligible Foreign Shareholder or an Electing Small Shareholder) will receive 0.0619 Great Panther Shares for each Beadell Share (the “Exchange Ratio”) held by them (the “Scheme Consideration”).

The Scheme Consideration represents a value of A$0.086 per Beadell Share based on the closing price of the Great Panther Shares on NYSE (American) on September 21, 2018, the last full trading day prior to the date of the Scheme Implementation Deed and the announcement of the Scheme.

Based on the estimated number of Beadell Shares expected to be outstanding at the implementation of the Scheme, Great Panther expects to issue up to 141,136,911 Great Panther Shares in connection with the Scheme (representing up to 83.4% of the issued and outstanding Great Panther Shares), comprised of:

(a)	103,594,861 Great Panther Shares (approximately 61.2% of the number of the Great Panther Shares outstanding) as consideration for the issued and outstanding Beadell Shares;

(b)	up to 1,720,820 Great Panther Shares as consideration for Beadell Shares issued upon the exercise of outstanding Beadell Options prior to the completion of the Scheme;

(c)	272,526 Great Panther Shares as consideration for Beadell Shares to be issued in exchange for the Beadell Performance Rights prior to the completion of the Scheme;

(d)	up to 9,749,727 Great Panther Shares issuable on the exercise of the new Great Panther warrants to be issued in exchange for outstanding Beadell Warrants;

(e)	up to 18,203,885 Great Panther Shares issuable in connection with certain indebtedness owing to MACA[1]; and

(f)	up to 7,595,092 Great Panther Shares issuable in connection with the Beadell Debentures that are being assumed by Great Panther on completion of the Scheme.

Based on the estimated number of Great Panther Shares that are expected to be outstanding upon the implementation of the Scheme, Great Panther Shareholders will own approximately 62% of the outstanding Great Panther Shares after implementation of the Scheme (on an undiluted basis).

In the event Great Panther agrees to increase the Scheme Consideration, for example if a competing offer arises, the TSX will generally not require further approvals from Great Panther Shareholders for the issuance of up to an additional 35,284,228 Great Panther Shares, such number being 25% of the number of Great Panther Shares being approved for issuance by Great Panther Shareholders in connection with the Scheme at the Great Panther Meeting.

The Exchange Ratio is fixed and will not be adjusted to reflect changes in the price of Great Panther Shares, Beadell Shares or the Canadian dollar to Australian dollar exchange rate prior to the implementation of the Scheme. It is a condition precedent to the implementation of the Scheme that the Great Panther Shares issued in connection with the

1 Calculated for TSX approval purposes only based on (i) conversion by MACA of the maximum amount, (ii) current A$/C$ exchange rates, and (iii) a theoretical minimum conversion price based on 50% of the current trading price of Great Panther Shares on the TSX.

Scheme Implementation Deed are authorized for listing on: (a) the TSX; and (b) the NYSE (American). Great Panther has received the conditional approval of the TSX and has applied to the NYSE (American) for the listing of the Great Panther Shares to be issued pursuant to the Scheme, each subject to approval of the Great Panther Scheme Resolution and the filing of certain documents following implementation of the Scheme.

Please refer to the attached Management Information Circular for a more detailed description of the Scheme and the Name Change, including information about Beadell, the terms and conditions of the Scheme Implementation Deed, a detailed description of Great Panther’s reasons for the scheme, the opinion of Great Panther’s financial advisor, the text of the Great Panther Scheme Resolution and the Name Change Resolution and the risk factors relating to the completion of the Scheme and the acquisition of Beadell. Please give the Management Information Circular your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

GMP Securities L.P. has acted as financial advisor to the special committee of the Great Panther Board (the “Great Panther Special Committee”) and has provided the Great Panther Special Committee with an opinion on the fairness of the Scheme Consideration, from a financial point of view, to Great Panther. The GMP Fairness Opinion is attached as Appendix G.

Shareholder Vote

Your vote is very important regardless of the number of Great Panther Shares that you own. Enclosed with this letter is the Notice of Special Meeting and Management Information Circular and a form of proxy or voting instruction form. If you are unable to attend the Great Panther Meeting in person please complete and deliver either the enclosed form of proxy or voting instruction form, as applicable, by mail or submit your vote via the Internet, phone or fax, prior to 9:00 a.m. (Vancouver time) on February 7, 2019, to ensure your representation at the Great Panther Meeting.

Shareholder Questions

If you require assistance with voting your Great Panther Shares, please contact Great Panther’s proxy solicitation agent, Laurel Hill Advisory Services, by telephone at 1 (877) 452-7184 toll-free in North America or at (416) 304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

On behalf of Great Panther, I would like to thank all Great Panther Shareholders for their continuing support.

Yours truly,

(signed) “James M. Bannantine”

James M. Bannantine,
President and Chief Executive Officer
Great Panther Silver Limited

Vote using the following methods prior to the Meeting	Internet	Telephone or Fax	Mail
Registered Shareholders Shares held in own name	Vote online at www.investorvote.com	Telephone: 1 (866) 732-8683 (toll free in North America) (312) 588-4290 (outside of North America) Fax: 1 (866) 249-7775 (toll free in North America) (416) 263-9524 (outside of North America)	Return the form of proxy in the enclosed postage paid envelope.
Non-Registered Shareholders Shares held with a broker, bank or other intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

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Adjournment	29

Solicitation of Proxies	29

Notice and Access Process	29

Appointment and Revocation of Proxies	30

Advice to Beneficial Holders of Great Panther Shares	31

Voting of Proxies	32

Voting Shares and Principal Holders	32

THE SCHEME	33

Transaction Structure	33

Scheme Consideration	33

Background of the Scheme	34

Great Panther’s Reasons for the Scheme	36

Recommendation of the Great Panther Board	39

Great Panther Support Agreements	39

Beadell Support Agreements	39

Opinion of Great Panther’s Financial Advisor	40

Listing of Great Panther Shares	41

Delisting and Deregistration of Beadell Shares	41

Interests of Great Panther’s Directors and Executive Officers in the Scheme and Other Matters	41

The Beadell Meeting and Beadell Shareholder Approval	41

Third Party Approvals Required for the Scheme	41

THE SCHEME IMPLEMENTATION DEED	43

Scheme Implementation Deed	43

Scheme Deed Poll	43

Conditions Precedent	43

Covenants in Relation to the Scheme	48

Representations and Warranties	48

Provisions Regarding Exclusivity, Superior Proposals and Matching Rights	48

Termination Rights	50

Reimbursement Fees	52

Indemnification and Insurance	53

Governing Law	53

INFORMATION ABOUT THE COMPANIES	54

Great Panther Silver Limited	54

Beadell Resources Limited	54

INFORMATION CONCERNING THE MERGED GROUP	55

Summary	55

Direction of the Merged Group	55

Intentions of the Merged Group	56

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Ownership and Capitalization of the Merged Group	57

Financing Arrangements	59

Pro Forma Consolidated Financial Information for the Merged Group	60

Board and Management of the Merged Group	61

RISK FACTORS	65

Risks relating to the Scheme	65

Risks relating to the Merged Group	68

THE NAME CHANGE	72

Reasons for the Name Change	72

Board Discretion	72

Required Vote	72

Trading Symbols	72

EXPERTS	72

OTHER BUSINESS	73

APPROVAL	73

APPENDICES

Appendix A –	Glossary of Terms
Appendix B –	Great Panther Scheme Resolution
Appendix C –	Name Change Resolution
Appendix D –	Information Concerning Great Panther Silver Limited
Appendix E –	Information Concerning Beadell Resources Limited
Appendix F –	Pro Forma Consolidated Financial Statements
Appendix G –	GMP Fairness Opinion
Appendix H –	Scheme Implementation Deed

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GREAT PANTHER SILVER LIMITED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Great Panther Meeting”) of the holders (“Great Panther Shareholders”) of common shares (the “Great Panther Shares”) of Great Panther Silver Limited (“Great Panther” or the “Company”) will be held in Terrace Room B located at the Terminal City Club, 837 West Hastings Street, Vancouver, B.C., at 9:00 a.m. (Vancouver time) on February 11, 2019 for the following purposes:

2.	to consider and pass, with or without variation, an ordinary resolution (the “Great Panther Scheme Resolution”), the full text of which is set out in Appendix B of the accompanying Management Information Circular (as defined below), authorizing and approving the issuance of the Great Panther Shares as consideration for the acquisition of all of the outstanding ordinary shares (the “Beadell Shares”) of Beadell Resources Limited (“Beadell”) pursuant to the terms of the Scheme Implementation Deed dated September 23, 2018 (the “Scheme Implementation Deed”) between Great Panther and Beadell;

3.	to consider, and pass, with or without variation, an ordinary resolution (the “Name Change Resolution”), the full text of which is set out in Appendix C of the accompanying Management Information Circular, authorizing and approving the change of Great Panther’s name to “Great Panther Mining Limited” or such other name as may be determined and acceptable to the board of directors of Great Panther (the “Great Panther Board”) and the applicable regulatory authorities, as more fully described in the accompanying Management Information Circular; and

4.	to transact such other business that may properly come before the Great Panther Meeting or any adjournment or postponement thereof.

This Notice of Meeting is accompanied by the management information circular dated December 21, 2018 (the “Management Information Circular”) and a form of proxy or a voting instruction form (as applicable). Great Panther Shareholders are referred to the Management Information Circular for more detailed information regarding the Great Panther Scheme Resolution and the Name Change Resolution.

The Great Panther Board has fixed January 2, 2019 as the record date (the “Great Panther Record Date”) for purposes of the entitlement to notice of and to vote at the Great Panther Meeting. Great Panther Shareholders of record at the close of business on the Great Panther Record Date are entitled to notice of the Great Panther Meeting and to vote thereat or at any adjournment or postponement thereof. To the extent a Great Panther Shareholder transfers the ownership of any of its Great Panther Shares after the Record Date and the transferee of those Great Panther Shares establishes that it owns those shares and requests at least 10 days before the Great Panther Meeting, to be included in the list of Great Panther Shareholders eligible to vote at such meeting, such transferee will be entitled to vote such shares at such meeting.

Each Great Panther Share entitled to be voted at the Great Panther Meeting will entitle the holder thereof to one vote on all matters to come before the Great Panther Meeting. This Notice of Meeting and the accompanying Management Information Circular are available on Great Panther’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

The Great Panther Board unanimously recommends that Great Panther Shareholders vote FOR the Great Panther Scheme Resolution and the Name Change Resolution. Each member of the Great Panther Board will vote, or procure the voting of, all Great Panther Shares held by him or her in favour of the Great Panther Scheme Resolution and the Name Change Resolution.

If you are a registered holder of Great Panther Shares, in order to be valid and acted upon at the Great Panther Meeting, proxies must be received by Great Panther, c/o Computershare Investor Services Inc., the transfer agent of Great Panther, not later than 9:00 a.m. (Vancouver time) on February 7, 2019, or if the Great Panther Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia)

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before the Great Panther Meeting is reconvened. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion without notice. Proxies may be returned by: (a) mail in (i) the enclosed return envelope, or (ii) an envelope addressed to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department; or (b) fax at 1-866-249-7775 (toll-free in North America) or at 1-416-263-9524 (outside of North America). Registered holders may also vote their Great Panther Shares using a touch-tone telephone by calling 1 (866) 732-8683 (toll-free in North America) or (312) 588-4290 (outside of North America) or by the Internet at www.investorvote.com.

If you are a beneficial (non-registered) holder of the Great Panther Shares and receive these materials through a broker, bank, trust company or other intermediary or nominee, you must provide your voting instructions or complete, sign and return the voting instruction form in accordance with the instructions provided by your broker, bank, trust company or other intermediary or nominee well in advance of the Great Panther Meeting in order to have such Great Panther Shares voted at the Great Panther Meeting.

Your vote is very important, regardless of the number of the Great Panther Shares that you own. Whether or not you expect to attend in person, you should vote your Great Panther Shares or authorize a proxyholder to vote your Great Panther Shares as promptly as possible so that your Great Panther Shares may be represented and voted at the Great Panther Meeting.

Shareholder Questions

If you have any questions about the information contained in this Notice of Meeting and the accompanying Management Information Circular or if you require assistance with voting your Great Panther Shares, please contact Great Panther’s proxy solicitation agent, Laurel Hill Advisory Services, by telephone at 1 (877) 452-7184 toll-free in North America or at (416) 304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 21st day of December, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “R.W. (Bob) Garnett”

R.W. (Bob) Garnett
Chair of the Board
Great Panther Silver Limited

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GREAT PANTHER SILVER LIMITED

MANAGEMENT INFORMATION CIRCULAR

Capitalized terms used in this Management Information Circular and not otherwise defined herein have the meanings set forth in the Glossary of Terms attached to this Management Information Circular as Appendix A.

INFORMATION CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular dated December 21, 2018 is furnished in connection with the solicitation by or on behalf of the Great Panther Board and management of Great Panther of proxies from Great Panther Shareholders for use at the Great Panther Meeting for the purposes set out in the accompanying Notice of Meeting. No person has been authorized to provide any information or make any representation in connection with the Scheme or any other matters described herein other than those statements and representations contained in this Management Information Circular. Information in this Management Information Circular is given as of the date hereof or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

If you have any questions about the information contained in this Management Information Circular or require assistance in voting your Great Panther Shares, please contact Great Panther’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1 (877) 452-7184 toll-free in North America or at (416) 304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

Great Panther has supplied all information contained in or incorporated by reference into this Management Information Circular relating to the Great Panther Group, and Beadell has supplied all information contained in this Management Information Circular relating to the Beadell Group. With respect to information relating to Beadell Group, the Great Panther Board has relied exclusively upon Beadell, without independent verification by Great Panther. Although Great Panther does not have any knowledge that would indicate that such information is untrue or incomplete, neither Great Panther nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Beadell’s financial statements or technical reports, or for the failure by Beadell to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Beadell, please refer to Beadell’s filings on the ASX which may be viewed at www.asx.com.au. Except as otherwise expressly indicated herein, the information contained in, or that can be accessed through, the ASX’s website is not intended to be incorporated into this Management Information Circular.

Descriptions in this Management Information Circular of the terms of the Scheme Implementation Deed are summaries of the terms of such document and are qualified in their entirety by the full text of the Scheme Implementation Deed. Great Panther Shareholders should refer to the full text of the Scheme Implementation Deed for complete details thereof. The full text of the Scheme Implementation Deed is attached at Appendix H and may be viewed under Great Panther’s profile on SEDAR at www.sedar.com.

This Management Information Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Great Panther Shareholders should not construe the contents of this Management Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters which pertain to their individual circumstances.

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Cautionary Statement regarding Forward-Looking Statements

This Management Information Circular and the other documents incorporated by reference into this Management Information Circular contain or may contain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” ‘should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

•	the Scheme and the expected timing and satisfaction of conditions precedent to the implementation of the Scheme, including among others, shareholder approvals of both Great Panther and Beadell, regulatory, expert and court approvals and other customary closing conditions;

•	the impact of the implementation of the Scheme on Great Panther’s earnings, mineral reserves and resources estimated enterprise value and growth rate;

•	the expected strategic and integration opportunities and other synergies as a result of the implementation of the Scheme and the expected financial and other benefits therefrom;

•	permitting, development and expansion at Beadell’s Tucano Gold Mine, including the preparation of any feasibility studies, preceding on a basis consistent with current expectations and obtaining of services necessary to operate the Tucano Gold Mine, in amounts and at prices to ensure the Tucano Gold Mine can be operated in an efficient manner;

•	the future composition of the Great Panther Board;

•	the future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends;

•	that the exchange rate between the Canadian dollar and the Australian dollar will be approximately consistent with current levels set out in this Management Information Circular; and

•	the expectation that Great Panther and its subsidiaries will remain compliant with its contractual obligations.

Forward-looking statements in this Management Information Circular are based on certain key expectations and assumptions made by Great Panther and Beadell. Although the management of each of Great Panther and Beadell believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Great Panther and Beadell can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this Management Information Circular. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors”, as well as the other information and risks contained in documents incorporated herein by reference. Some of the key risks and uncertainties include statements related to:

•	the nature of the mining industry as an inherently dangerous business subject to a number of operational risks;

•	the risks associated with resource exploration and development including failure to discover mineral deposits or discovering mineral deposits that are insufficient in quantity and quality to return a profit from production;

•	fluctuation in commodity prices;

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•	financing the development and exploration of Great Panther projects;

•	environmental hazards that exist on, or adjacent to, the Merged Group’s projects that may result in the Merged Group being liable for losses and may be forced to undertake extensive remedial clean-up action;

•	the risks and hazards of the mining business may not be fully insurable, or coverage may not be available under the Merged Group’s insurance policies;

•	the Merged Group will conduct operations in a number of jurisdictions whose laws differ significantly and are subject to change in a manner that could limit or adversely affect exploration, development and operations;

•	potential cost overruns on any development;

•	title to mineral properties and ongoing compliance may be disputed and the Merged Group’s interest in its properties may be subject to title defects, aboriginal land claims or claims of third parties;

•	the Merged Group’s mineral resources and mineral reserves could be lower than estimated;

•	competition in the mining industry;

•	risks relating to global economic conditions; and

•	volatility in the market price of the Great Panther Shares.

Additionally, there are also key risks and uncertainties that are inherent in the nature of the Scheme, including:

•	fluctuation in value of the Scheme Consideration;

•	the impact of the announcement and pendency of the implementation of the Scheme on Great Panther’s and Beadell’s businesses, results of operations, and financial conditions;

•	the risks related to Great Panther and Beadell being restricted in their business activities while the Scheme Implementation Deed is in effect;

•	risks regarding the integration of the two companies and that not all anticipated synergies or cost savings will be fully realized; and

•	failure to obtain required shareholder, regulatory, stock exchange and other third party approvals in a timely manner or on conditions acceptable to the parties or the failure to satisfy other customary closing conditions or the failure of the Scheme to be implemented for any other reason (or to be implemented in a timely manner).

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to Great Panther or that Great Panther currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this Management Information Circular. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this Management Information Circular.

The forward-looking statements contained in this Management Information Circular are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this Management Information Circular or other specified date and speak only as of such date. Each of Great Panther and Beadell disclaims any intention or obligation to update or revise any forward-looking statements in

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this Management Information Circular as a result of new information or future events, except as may be required under applicable securities law.

Cautionary Note Concerning Estimates of Measured and Indicated Resources

This Information Circular has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of Australian and U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Information have been prepared in accordance with NI 43-101 and the CIM Definition Standards adopted by the CIM. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

The technical information in this Management Information Circular is derived from Great Panther’s technical reports and, where related to the Tucano Gold Mine, has also been reviewed by Mr. Robert Brown, P.Eng. Mr. Brown is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia. He was the VP Exploration of Great Panther until December 31, 2016 and is currently a consultant to Great Panther.

Great Panther Shareholders are cautioned not to assume that any part of or all mineral deposits in the measured, indicated and inferred resource categories for Great Panther and Beadell will ever be converted into reserves.

The following definitions are reproduced from the latest version of the CIM Definition Standards, which were adopted by the CIM on May 10, 2014:

indicated mineral resource (also referred to as an indicated resource)	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.
inferred mineral resource (also referred to as an inferred resource)	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and may not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
measured mineral resource (also referred to as a measured resource)	That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.
mineral reserve	The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors. Such studies

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demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.
mineral resource	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
probable mineral reserve	The economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.
proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

Great Panther Mineral Resource Estimates

Full NI 43-101 disclosure of Great Panther’s mineral resource estimates can be found in Great Panther’s Annual Information Form for the year ended December 31, 2017, available on SEDAR, and incorporated herein by reference.

The mineral resource estimates for Great Panther’s Guanajuato Mine Complex in this Management Information Circular are based on the technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico”, dated February 28, 2018, (the “GMC Technical Report”), prepared by Matthew C. Wunder, P.Geo., a “Qualified Person” under NI 43-101. The San Ignacio and Guanajuato mineral resource estimates are derived from the GMC Technical Report and use an effective date of August 31, 2017. The GMC Technical Report used a metal price outlook of US$17.00/oz silver and US$1,300/oz gold. Silver equivalent calculations used the same metal pricing.

The mineral resource estimates for Great Panther’s Topia Mine in this Management Information Circular are based on the technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates, Topia Mine Mineral Resource Estimation, as of November 30th, 2014” prepared by Robert F. Brown, P.Eng., a “Qualified Person” under NI 43-101, dated July 6, 2015 (in this section, the “Topia Technical Report”). The Topia Technical Report uses an effective date of November 30, 2014. The Topia Technical Report used assumed metals prices of US$1,200 per ounce gold, US$17.00 per ounce silver, US$0.90 per pound lead, and US$0.95 per pound zinc. Silver equivalent calculations used the same metal pricing. Silver equivalent calculations for El Horcón include lead content but not zinc, as the zinc would not be recovered in the Guanajuato plant. Robert F. Brown, P. Eng. is designated as the Qualified Person under NI 43-101.

The resource estimates for Great Panther’s Coricancha project in this Management Information Circular are based on the technical report entitled “Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, Perú”, dated February 2, 2018 (the “Coricancha Technical Report”). The mineral resource update was submitted by Golder Associates Inc. as Report Assembler of the work prepared by or under the supervision of the following “Qualified Persons” named as authors: Ronald Turner, MAusIMM CP(Geo); Daniel Saint Don, P.Eng.; and Jeffrey Woods, P.E. The effective date of the Coricancha Technical Report is December 20, 2017.

The full texts of each of the GMC Technical Report, the Topia Technical Report and the Coricancha Technical Report are available for review on SEDAR located at www.sedar.com.

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Beadell Reserve and Resource Estimates

Beadell’s reserve and resource estimates for the Tucano Gold Project as at June 30, 2017 have been derived from the NI 43-101 compliant Tucano Technical Report and are presented in accordance with CIM Definition Standards. These estimates are summarized in Appendix E.

Beadell’s reserve and resource estimates for the Tucano Gold Project as at June 30, 2018 have been prepared in accordance with the 2012 JORC Code under the rules of the ASX. CIM definitions of the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, are substantially similar to the 2012 JORC Code corresponding definitions of the terms “ore reserve”, “proved ore reserve”, “probable ore reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, respectively. Estimates of mineral resources and mineral reserves prepared in accordance with the 2012 JORC Code would not be materially different if prepared in accordance with the CIM Definition Standards. These estimates are summarized in Appendix E.

United States Investors

This Information Circular includes mineral reserve estimates for Great Panther and Beadell that have been calculated in accordance with NI 43-101 and CIM Standards, as required by Canadian securities regulatory authorities. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM standards. These definitions differ from the definitions adopted by the SEC in the SEC’s Industry Guide 7.

In addition, this Information Circular uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise investors that while those terms are recognized and required by Canadian regulations, these terms are not defined terms under SEC Industry Guide 7, are not recognized by the SEC and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories for either Great Panther or Beadell will ever be converted into either NI 43-101 or SEC defined mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases.

It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Management Information Circular is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Management Information Circular containing descriptions of Great Panther’s and Beadell’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Abbreviations

The following abbreviations are used in this Management Information Circular:

Abbreviation	Meaning	Abbreviation	Meaning
Ag	silver	Moz	million ounces
AISC	all in sustaining cost	mRL	metres reduced level
Au	gold	Mt	million tonnes
CIL	carbon-in-leach	MVA	megavolt-ampere
COG	cut off grade	MW	mega watts
g/t	grams per tonne	RC	reverse circulation
koz	thousand ounces	SAG	semi-autogenous grinding
km	kilometre	t	tonne
km2	square kilometres	um	micrometre
kt	thousand tonnes
kV	thousand volts
lb	pound
m	metre
mbs	metres below surface

Currency

All references in this Management Information Circular to “C$” are to Canadian dollars, to “US$” are to U.S. dollars, “A$” are to Australian dollars and “B$” are to Brazilian Reals.

Currency Exchange Rate Data

U.S. Dollar to Australian Dollar

The following table shows, for the periods and dates indicated, certain information regarding the U.S. dollar-to-Australian dollar exchange rate. The information is based on the United States Federal Reserve closing U.S. dollar-to-Australian dollar exchange rate. Such exchange rate on December 14, 2018 was US$1 = A$1.3935.

	Average(1)	Low	High
Year ended December 31, (A$ per US$1.00)
2017	$1.3037	$1.2390	$1.3829
2016	$1.3433	$1.2793	$1.4588
2015	$1.3295	$1.2177	$1.4457

	Low	High
Month ended, (A$ per US$1.00) (1)
September 2018	$1.3394	$1.4071
June 2018	$1.3026	$1.3596

Notes:

(1)	The average of the daily exchange rates during the relevant period.

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Canadian Dollar to U.S. Dollar

The following table shows, for the periods and dates indicated, certain information regarding the Canadian dollar-to-U.S. dollar exchange rate. The information is based on the Bank of Canada closing Canadian dollar-to-U.S. dollar exchange rate. Such exchange rate on December 20, 2018 was C$1 = US$0.7410.

	Average(1)	Low	High
Year ended December 31, (US$ per C$1.00)
2017	$0.7713	$0.7277	$0.8246
2016	$0.7551	$0.6853	$0.7983
2015	$0.7830	$0.7149	$0.8485

		Low	High
Month ended, (US$ per C$1.00)(1)
September 2018		$0.7572	$0.7747
June 2018		$0.7504	$0.7735

Notes:

(1)	The average of the daily exchange rates during the relevant period.

U.S. Dollar to Brazilian Real

The following table shows, for the periods and dates indicated, certain information regarding the U.S. dollar-to-Brazilian Real exchange rate. The information is based on the United States Federal Reserve closing U.S. dollar-to-Brazilian Real exchange rate. Such exchange rate on December 14, 2018 was US$1 = B$3.8970.

	Average(1)	Low	High
Year ended December 31, (B$ per US$1.00)
2017	$3.1910	$3.0557	$3.3823
2016	$3.4839	$3.1142	$4.1299
2015	$3.3360	$2.5644	$4.1638

	Low	High
Month ended, (B$ per US$1.00) (1)
September 2018	$3.7075	$4.2016
June 2018	$3.6745	$3.9294

Notes:

(1)	The average of the daily exchange rates during the relevant period.

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QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE GREAT PANTHER MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the Scheme and matters to be addressed at the Great Panther Meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Scheme, you should carefully read this entire Management Information Circular, including the attached appendices and schedules, as well as the documents that have been incorporated by reference into this Management Information Circular.

Q:	Why am I receiving this Notice of Special Meeting and Management Information Circular?

You are receiving this Notice of Special Meeting and Management Information Circular in connection with the Great Panther Meeting to be held on February 11, 2019 and the solicitation by or on behalf of the Great Panther Board and management of Great Panther of proxies of Great Panther Shareholders to vote for the Great Panther Scheme Resolution and the Name Change Resolution. Additionally, Laurel Hill Advisory Services has been retained to assist with the solicitation of proxies, among other things.

Q:	When and where will the Great Panther Meeting be held?

The Great Panther Meeting will be held at 9:00 a.m. (Vancouver time) on February 11, 2019 in Terrace Room B located at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

Q:	What is the Scheme?

On September 23, 2018, Great Panther entered into the Scheme Implementation Deed with Beadell. The Scheme Implementation Deed provides for, among other things, the acquisition of all of the Beadell Shares by Great Panther and the issue of the Great Panther Shares to Beadell Shareholders as consideration for such acquisition.

Q:	Why is Great Panther Changing its Name?

The Transaction will create a new emerging and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential. Management of Great Panther, together with the Great Panther Board, are of the view that a change of Great Panther’s name to “Great Panther Mining Limited” more accurately reflects the business objectives, asset base and operations of Great Panther after giving effect to the Scheme, particularly as the Merged Group will change from being a primary silver producer to having gold as its primary metal production by value, followed by silver. Precious metal production for the Merged Group is expected to remain in excess of 90% of production value, based on September 30, 2018 production numbers for Great Panther and Beadell.

Q:	Why am I being asked to approve the Great Panther Scheme Resolution?

The TSX requires an acquiring company listed on the TSX to obtain shareholder approval if the number of shares to be issued as consideration exceeds 25% of its outstanding shares of such company. The Great Panther Shares to be issued by Great Panther to the Beadell Shareholders pursuant to the Scheme Implementation Deed will represent approximately 38% of Great Panther’s outstanding Great Panther Shares after giving effect to the acquisition of Beadell, on an undiluted basis. If approval of the Great Panther Scheme Resolution by the Great Panther Shareholders is not obtained, Great Panther will not be able to complete the Scheme.

Q:	Who is Beadell?

Beadell is an ASX-listed gold mining company. Beadell owns and operates the Tucano Gold Mine, located in Amapá State, northern Brazil. Tucano has approximately 1.26 million ounces proven and probable gold reserves, approximately 2.05 million ounces of measured and indicated gold resources and 1.16 million ounces of inferred gold, with over 2,500 km2 of highly prospective contiguous gold exploration tenements. Tucano’s reserves and resources

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are presented as at June 30, 2018 in accordance with the 2012 JORC Code and are detailed in Appendix E – “Information Concerning Beadell Resources Limited”.

Q:	Does the Great Panther Board recommend that I vote FOR the Great Panther Scheme Resolution and the Name Change Resolution?

Yes. The Great Panther Board unanimously recommends that Great Panther Shareholders vote FOR the Great Panther Scheme Resolution and the Name Change Resolution.

Q:	How will Great Panther’s directors and executive officers vote?

Pursuant to Great Panther Support Agreements entered into with Beadell on or about September 23, 2018, all Great Panther Directors and certain executive officers who are Great Panther Shareholders have agreed to and will vote FOR the Great Panther Scheme Resolution.

As at the date hereof, Great Panther directors and executive officers had the right to vote approximately 1,488,296 Great Panther Shares, representing approximately 0.88% of the Great Panther Shares then outstanding and entitled to vote at the Great Panther Meeting.

In addition, it is expected that all Great Panther directors and executive officers will vote in favour of the Name Change Resolution.

Q:	What are Great Panther’s reasons for the Scheme?

At a duly called meeting of the Great Panther Board held on September 22, 2018, after due consideration and consultation with the Great Panther Special Committee, Great Panther’s management and outside legal and financial advisors, the Great Panther Board unanimously approved the Scheme Implementation Deed and the transactions contemplated thereby and authorized the issuance of the Great Panther Shares pursuant to the Scheme Implementation Deed.

A detailed description of the factors that the Great Panther Board and the Great Panther Special Committee considered is included in the section entitled “The Scheme – Great Panther’s Reasons for the Scheme”.

Q:	What will Beadell Shareholders receive if the Scheme is implemented?

Under the terms of the Scheme Implementation Deed, if the Scheme is implemented, each Beadell Share outstanding immediately prior to the implementation will automatically be acquired by Great Panther and each Beadell Shareholder (other than an Ineligible Foreign Shareholder or Electing Small Shareholder) will receive 0.0619 of a Great Panther Share. The Exchange Ratio is fixed and will not be adjusted to reflect changes in the price of the Great Panther Shares, Beadell Shares or the Canadian dollar to Australian dollar exchange rate prior to the implementation of the Scheme.

Ineligible Foreign Shareholders will not be entitled to receive Great Panther Shares in connection with the Scheme. Any Great Panther Shares to which an Ineligible Foreign Shareholder would otherwise be entitled to under the Scheme will be allotted to a Sale Agent, who will sell the Great Panther Shares on their behalf and at their risk as soon as reasonably practicable following the implementation of the Scheme. The Ineligible Foreign Shareholder will receive such proportion of the proceeds (after deducting any applicable brokerage, stamp duty and other taxes and charges, and selling costs) as the number of Great Panther Shares which would have been issued to them (if they were eligible to receive the Great Panther Shares) as a portion of all the Great Panther Shares which would have been issued to all Ineligible Foreign Shareholders (if they were eligible to receive the Great Panther Shares), in full satisfaction of their rights to the Scheme Consideration. In addition, Beadell Shareholders holding less than 10,000 Beadell Shares will be entitled to elect for all, but not some, of their Beadell Shares to be dealt with in the same manner as the Beadell Shares held by Ineligible Foreign Shareholders.

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Q:	How many Great Panther Shares will be issued pursuant to the Scheme Implementation Deed?

Based on the estimated number of Beadell Shares expected to be outstanding at the implementation of the Scheme, Great Panther expects to issue up to 141,136,911 Great Panther Shares in connection with the Scheme (representing up to 83.4% of the issued and outstanding Great Panther Shares), comprised of:

(a)	103,594,861 Great Panther Shares (approximately 61.2% of the number of the Great Panther Shares outstanding) as consideration for the issued and outstanding Beadell Shares;

(b)	up to 1,720,820 Great Panther Shares as consideration for Beadell Shares issued upon the exercise of outstanding Beadell Options prior to the completion of the Scheme;

(c)	272,526 Great Panther Shares as consideration for Beadell Shares to be issued in exchange for the Beadell Performance Rights prior to the completion of the Scheme;

(d)	up to 9,749,727 Great Panther Shares issuable on the exercise of the Great Panther Replacement Warrants to be issued in exchange for outstanding Beadell Warrants;

(e)	up to 18,203,885 Great Panther Shares issuable in connection with certain indebtedness owing to MACA[2]; and

(f)	up to 7,595,092 Great Panther Shares issuable in connection with the Beadell Debentures that are being assumed by Great Panther on completion of the Scheme.

Based on the estimated number of Great Panther Shares that are expected to be outstanding upon the implementation of the Scheme, Great Panther Shareholders will own approximately 62% of the outstanding Great Panther Shares after implementation of the Scheme (on an undiluted basis).

In the event Great Panther agrees to increase the Scheme Consideration, for example if a competing offer arises, the TSX will generally not require further approvals from Great Panther Shareholders for the issuance of up to an additional 35,284,228 Great Panther Shares, such number being 25% of the number of Great Panther Shares being approved for issuance by Great Panther Shareholders in connection with the Scheme at the Great Panther Meeting.

Q:	Following the implementation of the Scheme, what percentage of the outstanding shares of Great Panther will Great Panther Shareholders own?

As of December 20, 2018, Great Panther expects that, immediately following implementation of the Scheme, current Great Panther Shareholders will hold approximately 62% of the then outstanding Great Panther Shares and former Beadell Shareholders will hold approximately 38% of the then outstanding Great Panther Shares on an undiluted basis (without giving effect to the exercise or exchange of any Beadell Options or Beadell Performance Rights prior to the implementation of the Scheme).

Q:	Is the obligation of each of Great Panther and Beadell to complete the Scheme subject to any conditions?

The Scheme will not become effective until and unless all of the conditions precedent set out in the Scheme Implementation Deed are satisfied or waived (if applicable), which include but are not limited to the following:

▪	no Material Adverse Change shall have occurred of either party as at 8:00 a.m. on the Second Court Date;

▪	no Beadell Regulated Event and no Great Panther Regulated Event shall have occurred as at 8:00 a.m. on the Second Court Date;

2 Calculated for TSX approval purposes only based on (i) conversion by MACA of the maximum amount, (ii) current A$/C$ exchange rates, and (iii) a theoretical minimum conversion price based on 50% of the current trading price of Great Panther Shares on the TSX.

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▪	no Beadell Prescribed Occurrence and no Great Panther Prescribed Occurrence shall have occurred as at 8:00 a.m. on the Second Court Date;

▪	the representations and warranties of each of Beadell and Great Panther shall be true and correct in all material respects as at 8:00 a.m. on the Second Court Date;

▪	the Independent Expert shall have issued the Independent Expert’s Report which concludes that the Scheme is in the best interests of Beadell Shareholders before the time when the Beadell Scheme Book is registered by ASIC and the Independent Expert does not change that conclusion or withdraw its report prior to 8:00 a.m. on the Second Court Date;

▪	Great Panther having received all necessary approvals from the TSX for the issuance of the Great Panther Shares to Beadell Shareholders, and the conditional listing of such Great Panther Shares on the TSX subject to the filing of required documentation;

▪	Beadell delivers a legal opinion of its Brazilian counsel to Great Panther respecting the Beadell mineral rights;

▪	the MACA Agreement remains in full force and effect, and there is no breach or threatened breach of the MACA Agreement, at all times between the date of the Scheme Implementation Deed and 8:00 a.m. on the Second Court Date;

▪	on or before 8:00 a.m. on the Second Court Date, Beadell shall have obtained consents and waivers of the lenders under the MACA Agreement, the Facility Agreement, and the ACCs for the transaction contemplated by the Scheme Implementation Deed, as further set out in the Scheme Implementation Deed;

▪	on or before 8:00 a.m. on the Second Court Date, the holders of the Beadell Convertible Debentures shall have agreed in writing to either: (a) accept the offer required to be made by Beadell under the Beadell Debenture Indenture to purchase those debentures upon the Effective Date; or (b) waive the obligation under the Beadell Debenture Indenture to make an offer to purchase those debentures upon the Effective Date and consent to entering into of a supplemental indenture in respect of the Beadell Convertible Debentures;

▪	Beadell has entered into binding agreements with the holders of 100% of the Beadell Warrants to accept the Warrant Consideration in exchange for their outstanding Beadell Warrants on the Scheme becoming Effective, or, if Beadell proposes the Warrant Scheme, such Warrant Scheme receives the required approval of the holders of Warrants and the Court; and

▪	on or before 8:00 a.m. on the Second Court Date, the Beadell Board has made a determination that all Beadell Convertible Securities will have been vested and exercised or terminated as provided in the Scheme Implementation Deed.

In addition, there are several Conditions Precedent that cannot be waived by either Beadell or Great Panther. These Conditions Precedent relate to: (i) Court approval of the Scheme; (ii) Beadell Shareholder approval of the Scheme; (iii) Great Panther Shareholders approval of the Great Panther Scheme Resolution; (iv) before 8:00 a.m. on the Second Court Date, the ASIC has issued or provided such consents, waivers or approvals or done such other things as are reasonably necessary to implement the Scheme; and (v) FIRB approval (or non-objection) of the transaction.

Great Panther and Beadell have been cooperating to satisfy the Conditions Precedent referred to above. Details of the status of certain of these conditions precedent are disclosed elsewhere in this Management Information Circular.

Q:	Are there risks associated with the Scheme?

Yes. Before making a decision on whether and how to vote, you are urged to carefully read the section entitled “Risk Factors”, as well as the risk factors set out in Appendices D and E.

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Q:	When will the Scheme be implemented?

Great Panther and Beadell are working to complete the Scheme as quickly as possible. In addition to regulatory, shareholder, court and third-party approvals, other important conditions precedent to the completion of the Scheme exist. Assuming the satisfaction or waiver of all necessary conditions precedent, Great Panther expects that the Scheme will be implemented in the first quarter of 2019. The Scheme Implementation Deed contains an End Date of March 23, 2019 for the completion of the Scheme. For a discussion of the Conditions Precedent to the completion of the Scheme, see the sections entitled “The Scheme – Third Party Required for the Scheme” and “The Scheme Implementation Deed – Conditions Precedent.”

Q:	What happens if the Scheme is not completed?

If the Scheme is not completed for any reason, Beadell Shareholders will not receive any consideration for their Beadell Shares, and Great Panther and Beadell will each remain public companies independent of one another with the Great Panther Shares continuing to be traded on the TSX and the NYSE (American).

Q:	Who is entitled to vote at the Great Panther Meeting?

Only Great Panther Shareholders of record at the close of business on January 2, 2019, which is the Great Panther Record Date for the Great Panther Meeting, are entitled to notice of the Great Panther Meeting and to vote thereat or at any adjournment or postponement thereof. As of the date hereof, 169,165,007 Great Panther Shares were issued and outstanding. Each issued and outstanding Great Panther Share on the Great Panther Record Date is entitled to one vote on the Great Panther Scheme Resolution and the Name Change Resolution to be considered and voted on at the Great Panther Meeting.

Q:	What is the quorum for the Great Panther Meeting?

A quorum for the transaction of business at the Great Panther Meeting is at least two persons who are, or represent by proxy, Great Panther Shareholders entitled to be voted at the Great Panther Meeting. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum.

Q:	What vote is required to approve the Great Panther Scheme Resolution?

Pursuant to the policies of the TSX and applicable corporate law, approval of the Great Panther Scheme Resolution and the Name Change Resolution requires the affirmative vote of greater than 50% of the votes cast in respect of such resolution by Great Panther Shareholders present in person or represented by proxy at the Great Panther Meeting.

For further information see the section entitled “General Information for the Meeting – Required Vote”.

Q:	How do I vote my Great Panther Shares?

Registered Great Panther Shareholders (whose Great Panther Shares are registered in their names) may vote their Great Panther Shares in the following ways:

▪	Telephone: using a touch-tone telephone by calling 1 (866) 732-8683 (toll-free in North America) or (312) 588-4290 (outside of North America).

▪	Internet: by the Internet at www.investorvote.com.

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▪	Mail or Fax: by completing the enclosed form of proxy and signing, dating and returning the form of proxy using the enclosed return envelope or otherwise sending it to:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue,

Toronto, Ontario, M5J 2Y1

Attention: Proxy Department

Fax: 1 (866) 249-7775 (toll-free in North America) or (416) 263-9524 (outside of North America).

▪	In Person: attending the Great Panther Meeting and voting in person.

If you are a Beneficial Great Panther Shareholder and your Great Panther Shares are not registered in your name, but are held in the name of a nominee (usually a broker, bank, trust company or other intermediary), you should have received a package of materials from your nominee and you should follow the instructions therein. Beneficial Great Panther Shareholders who wish to attend the Great Panther Meeting and indirectly vote their Great Panther Shares may only do so as proxyholder for the Registered Great Panther Shareholder.

Q:	What is a proxy?

A proxy is your legal designation of another person, referred to as a “proxyholder,” to vote your Great Panther Shares. The document used to designate a proxyholder to vote your Great Panther Shares is called a “form of proxy”.

Q:	Can I appoint someone other than the person(s) designated by management of Great Panther to vote my Great Panther Shares?

Yes. A Great Panther Shareholder who wishes to appoint some other person (who is not required to be a Great Panther Shareholder) as his, her or its proxyholder at the Great Panther Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and deleting the names printed thereon or by completing a proper proxy. Such Great Panther Shareholder should notify the nominee of his or her appointment and instruct the nominee on how the Great Panther Shares are to be voted.

Q:	If I am not going to attend the Great Panther Meeting, should I return my form of proxy or otherwise vote my Great Panther Shares?

Yes. Completing, signing, dating and returning the form of proxy by mail or fax, submitting a proxy by calling the toll-free number shown on the form of proxy or submitting a proxy by visiting the website shown on the form of proxy ensures that your shares will be represented and voted at the Great Panther Meeting, even if you otherwise do not attend.

Q:	Can I change or revoke my vote?

Yes. If you are a Registered Great Panther Shareholder, you can change or revoke a previously delivered vote by:

▪	voting again on the Internet or by telephone, or completing a new form of proxy that is dated later than the form of proxy previously submitted and depositing it with Computershare Investor Services Inc. in accordance with the instructions set out above no later than 9:00 a.m. (Vancouver time) on February 7, 2019, or, if the Great Panther Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the province of British Columbia) before the Great Panther Meeting is reconvened;

▪	depositing a written statement with Computershare Investor Services Inc. (executed by you or a person authorized to sign on your behalf) in accordance with the instructions set out above no later than 9:00 a.m. (Vancouver time) on February 7, 2019, or, if the Great Panther Meeting is adjourned or postponed, no later than 24 hours (excluding weekends and statutory holidays in British Columbia) before the Great Panther Meeting is reconvened;

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▪	depositing a written statement with the scrutineers of the Great Panther Meeting, addressed to the chair of the Great Panther Meeting, prior to the commencement of the Great Panther Meeting on the day of the Great Panther Meeting, or if the meeting is adjourned postponed, prior to the commencement of the reconvened or postponed meeting on the day of such reconvened or postponed meeting; or

▪	in any other manner permitted by law.

If your Great Panther Shares are owned by a corporation, your notice must be executed under corporate seal or by a duly authorized officer or attorney of the corporation.

If you are a Beneficial Great Panther Shareholder, contact your nominee for instructions on how to change or revoke your vote.

Q:	What do I need to do now in order to vote on the Great Panther Scheme Resolution and the Name Change Resolution?

You should carefully read and consider the information contained in this Management Information Circular.

Registered Great Panther Shareholders should then complete, sign and date the enclosed form of proxy and return it by: (a) mail in (i) the enclosed return envelope, or (ii) an envelope addressed to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department; or (b) fax at 1 (866) 249-7775 (toll-free in North America) or (416) 263-9524 (outside of North America), so that your Great Panther Shares may be voted at the Great Panther Meeting. To vote by Internet, please access www.investorvote.com and follow the online voting instructions. To vote using the telephone voting services, call 1 (866) 732-8683 (toll-free in North America) or (312) 588-4290 (outside of North America). If you are unable to attend the Great Panther Meeting in person please complete and deliver either: (a) the enclosed form of proxy prior to 9:00 a.m. (Vancouver time) on February 7, 2019, in the case of Registered Great Panther Shareholders; or (b) the enclosed voting instruction form in accordance with the instructions provided by your nominee, in the case of Beneficial Great Panther Shareholders, to ensure your representation at the Great Panther Meeting.

Beneficial Great Panther Shareholders should follow the instructions provided by your nominee to ensure your vote is counted at the Great Panther Meeting.

Q:	Who can answer my questions?

If you have any questions about the information contained in this Notice of Meeting and the accompanying Management Information Circular or if you require assistance with voting your Great Panther Shares, please contact Great Panther’s proxy solicitation agent, Laurel Hill Advisory Services, by telephone at 1 (877) 452-7184 toll-free in North America or at (416) 304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

Q:	Where can I find more information about Great Panther, Beadell and the Transaction.

You can find out more information about the transactions contemplated by the Scheme Implementation Deed by reading this Management Information Circular, including the documents incorporated herein by reference, and by reading the full text of the Scheme Implementation Deed, a copy of which is appended hereto as Appendix H.

Additional information about Great Panther can be found under its profile on SEDAR at www.sedar.com or its website at www.greatpanther.com. The information contained in, or that can be accessed through, Great Panther’s website is not intended to be incorporated by reference into this Management Information Circular unless expressly provided for herein. Additional information about Beadell can be found on the website of the ASX at www.asx.com.au or its website at www.beadellresources.com.au. The information contained in, or that can be accessed through, the website of the ASX or Beadell’s website is not intended to be incorporated into this Management Information Circular. In addition, Beadell is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Beadell may be obtained from an ASIC office.

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SUMMARY

The following is a summary of certain information contained elsewhere in this Management Information Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Management Information Circular, including the appendices and schedules hereto and the documents incorporated by reference herein. It is recommended that Great Panther Shareholders read this Management Information Circular and consult with their own legal, tax, financial and other professional advisors with respect to the matters to be acted on at the Great Panther Meeting. Capitalized terms used but not otherwise defined in this summary have the meanings set forth in Appendix A.

The Great Panther Meeting

Time, Date and Place of Meeting

The Great Panther Meeting will be held in Terrace Room B located at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, at 9:00 a.m. (Vancouver time) on February 11, 2019.

Great Panther Record Date and Great Panther Shareholders Entitled to Vote

The Great Panther Board has fixed January 2, 2019 as the Great Panther Record Date for purposes of the entitlement to notice of and to vote at the Great Panther Meeting. Great Panther Shareholders of record at the close of business on the Great Panther Record Date are entitled to notice of the Great Panther Meeting and to vote thereat or at any adjournment or postponement thereof. To the extent a Great Panther Shareholder transfers the ownership of any of its Great Panther Shares after the Record Date and the transferee of those Great Panther Shares establishes that it owns those shares and requests at least 10 days before the Great Panther Meeting, to be included in the list of Great Panther Shareholders eligible to vote at such meeting, such transferee will be entitled to vote such shares at such meeting.

As at the date hereof, there were issued and outstanding a total of 169,165,007 Great Panther Shares. Each issued and outstanding Great Panther Share on the Great Panther Record Date is entitled to one vote on each of the resolutions to be considered and voted on at the Great Panther Meeting. See the section entitled “General Information for the Meeting – Record Date and Shareholders Entitled to Vote”.

Quorum

A quorum for the transaction of business at the Great Panther Meeting is at least two persons who are, or represent by proxy, Great Panther Shareholders entitled to be voted at the Great Panther Meeting. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum. See the section entitled “General Information for the Meeting – Quorum”.

Purpose of the Meeting

The Great Panther Meeting is being held for the following purposes:

1.	to consider and pass, with or without variation, an ordinary resolution, the full text of which is set out in Appendix B of this Management Information Circular, authorizing and approving the issuance of the Great Panther Shares as consideration for the acquisition of Beadell and pursuant to the terms of the Scheme Implementation Deed;

2.	to consider, and pass, with or without variation, an ordinary resolution, the full text of which is set out in Appendix C of the accompanying Management Information Circular, authorizing and approving the change of Great Panther’s name to “Great Panther Mining Limited” or such other name as may be determined and acceptable to the Great Panther Board and the applicable regulatory authorities, as more fully described in this Management Information Circular; and

3.	to transact such other business that may properly come before the Great Panther Meeting or any adjournment or postponement thereof.

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Particulars of the subject matter of the Great Panther Scheme Resolution and the Name Change Resolution are described in this Management Information Circular.

Required Vote

The Scheme cannot be completed without Great Panther Shareholders approving the Great Panther Scheme Resolution in accordance with the policies of the TSX. Pursuant to the policies of the TSX, approval of the Great Panther Scheme Resolution requires the affirmative vote of greater than 50% of the votes cast in respect of such resolution by Great Panther Shareholders present in person or represented by proxy at the Great Panther Meeting.

In addition, pursuant to applicable corporate law, approval of the Name Change Resolution requires the affirmative vote of greater than 50% of the votes cast in respect of such resolution by Great Panther Shareholders present in person or represented by proxy at the Great Panther Meeting.

If, in the case of Registered Great Panther Shareholders, you submit a signed and dated blank form of proxy or, in the case of Beneficial Great Panther Shareholders, you submit a signed and dated blank voting instruction form, your Great Panther Shares will be voted for the Great Panther Scheme Resolution. If, in the case of Registered Great Panther Shareholders, you fail to submit a form of proxy or, in the case of Beneficial Great Panther Shareholders, you fail to submit voting instructions to your nominee, your Great Panther Shares will not be counted as present for purposes of a quorum, and it will have no effect on the Great Panther Scheme Resolution, assuming that a quorum is otherwise present at the Great Panther Meeting. For more information, see the section entitled “General Information for the Meeting – Required Vote”.

Voting by Directors and Executive Officers

As of the date hereof, Great Panther directors and executive officers had the right to vote approximately 1,488,296 Great Panther Shares, representing approximately 0.88% of the Great Panther Shares then outstanding and entitled to vote at the Great Panther Meeting. All of the Great Panther Directors and certain executive officers of Great Panther have entered into Great Panther Support Agreements and will vote for the Great Panther Scheme Resolution. In addition, it is anticipated that all directors and executive officers of Great Panther will vote in favour of the Name Change Resolution.

The Beadell Meeting and Beadell Shareholder Approval

The Beadell Meeting will be held at 10:00 a.m. (Perth time or WST), on February 12, 2019, at The Celtic Club, 48 Ord Street, West Perth, Western Australia. At the Beadell Meeting, Beadell Shareholders will be asked to consider and vote to approve the Scheme, pursuant to the Scheme Implementation Deed.

Approval of the Beadell Scheme Resolution requires the affirmative vote of a majority in number (more than 50%) of Beadell Shareholders (other than the Excluded Shareholders) who vote on the Beadell Scheme Resolution and at least 75% of the votes cast on the Beadell Scheme Resolution.

The Beadell Board unanimously recommended that Beadell Shareholders vote in favour of the Beadell Scheme Resolution to approve the Scheme, in the absence of a Superior Proposal, and on the basis that the Independent Expert has concluded that the Scheme is “not fair but reasonable in the absence of a higher offer, and therefore in the best interests of Beadell Shareholders”.

The Scheme and the Scheme Implementation Deed

The Scheme Implementation Deed provides that, upon the terms and subject to the conditions set forth in the Scheme Implementation Deed, on the Effective Date, Great Panther will acquire all of the Beadell Shares. Beadell will thereby become a wholly-owned subsidiary of Great Panther and will cease to be a publicly-traded company. The terms and conditions of the Scheme are contained in the Scheme Implementation Deed, which is described in this Management Information Circular and is attached in its entirety as Appendix H. You are encouraged to read the Scheme Implementation Deed carefully, as it is the legal document that governs the Scheme. All descriptions in this summary

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and elsewhere in this Management Information Circular of the terms and conditions of the Scheme are qualified by reference to the Scheme Implementation Deed.

Scheme Consideration

Beadell Shares

Under the terms of the Scheme Implementation Deed, each Beadell Share (other than Beadell Shares held by Ineligible Foreign Shareholders and Electing Small Shareholders) will be acquired by Great Panther in exchange for 0.0619 of a fully paid and non-assessable Great Panther Share.

Beadell Options and Beadell Performance Warrants

Prior to the Beadell Scheme Record Date, all outstanding Beadell Options will be exercised in exchange for Beadell Shares or will lapse or be terminated in accordance with the Beadell Option Plan and all outstanding Beadell Performance Rights will vest and be exchanged for Beadell Shares in accordance with the Beadell Performance Rights Plan. The holders of such Beadell Shares will receive Great Panther Shares at the Exchange Ratio.

Beadell Warrants

Beadell has entered into binding agreements with the holders of 100% of the Beadell Warrants to accept the Warrant Consideration in exchange for their outstanding Beadell Warrants on the Scheme becoming Effective. Under such binding agreements, each holder of Beadell Warrants will receive a number of Great Panther Replacement Warrants equal to the number of their Beadell Warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on substantially the same terms and conditions as the original Beadell Warrant.

Information about the Merged Group

The acquisition of Beadell by Great Panther will create a new emerging and growth oriented precious metals producer. Upon implementation of the Scheme, Great Panther will continue to be a company existing under the laws of the Province of British Columbia, Canada, and former Beadell Shareholders (other than Ineligible Foreign Shareholders and Electing Small Shareholders) will hold Great Panther Shares. The Great Panther Shares will continue to be quoted on the TSX and the NYSE (American).

The Merged Group will be focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including:

(a)	Beadell’s Tucano Gold Mine located in Brazil;

(b)	Great Panther’s Guanajuato Mine Complex located in Mexico;

(c)	Great Panther’s Topia Mine located in Mexico;

(d)	Great Panther’s Coricancha Mine in Peru

(e)	Great Panther’s El Horcon, Santa Rosa, and Plomo exploration properties in Mexico; and

(f)	Beadell’s Tartaruga Gold Exploration Project located in Brazil.

The foregoing assets are described in more detail in Appendices D and E of this Management Information Circular.

Additional information in respect of the Merged Group is set out in this Management Information Circular under the heading “Information Concerning the Merged Group”. Consolidated pro forma financial information in respect of the Merged Group is set out in Appendix F to this Management Information Circular.

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Information about the Companies

Great Panther Silver Limited

Great Panther was originally incorporated under the Company Act (British Columbia) in 1965 under the name “Lodestar Mines Ltd.” On June 18, 1980, the Great Panther Shares were listed on the TSX Venture Exchange. On March 22, 1996, Great Panther was continued under the Business Corporation Act (Yukon). On July 9, 2004, Great Panther was continued to British Columbia under the Business Corporations Act (British Columbia). On November 14, 2006, the Great Panther Shares began trading on the TSX. On February 8, 2011, the Great Panther Shares were listed on the NYSE (American), while Great Panther retained its listing on the TSX.

Great Panther is presently a primary silver mining and exploration company and its current business was effectively established on February 18, 2004 when the Company entered into an option agreement, which granted it the right and option to purchase 100% of the ownership rights to its current day Topia mine in the state of Durango, Mexico. The Company exercised its option to purchase the mine in in February 2005. Following this, on October 25, 2005, the Company signed a formal purchase agreement to purchase 100% of the ownership rights in a group of producing and non-producing silver-gold mines in the Guanajuato Mining District, which included the primary assets and concessions that comprise the Company’s current day Guanajuato Mine Complex, including the San Ignacio mining concessions and the Cata processing plant. In August 2012, the Company signed a definitive agreement for the purchase of a 100% interest in certain surface rights to a total of 19.4 hectares at the San Ignacio Mine, for the construction of a mine portal and ancillary surface facilities. On June 30, 2017, Great Panther purchased the Coricancha Mine in Peru.

Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a bulk sample program following the completion of a positive preliminary economic assessment in May 2018. Great Panther also continues to pursue the acquisition of additional mining operations or projects in the Americas.

Great Panther is a public company trading on the TSX under the ticker symbol “GPR” and on the NYSE (American) under the ticker symbol “GPL”. Great Panther’s principal executive offices are located at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, and its telephone number is (604) 608-1766.

Additional information about Great Panther can be found under its profile on SEDAR at www.sedar.com or its website at www.greatpanther.com. The information contained in, or that can be accessed through, Great Panther’s website is not intended to be incorporated by reference into this Management Information Circular, except as expressly provided for herein.

For further information about Great Panther, see Appendix D.

Beadell Resources Limited

Beadell is a public company trading on the ASX under the ticker symbol “BDR”. Beadell was incorporated on May 3, 2007 in Western Australia, Australia under Australian Company Number ACN 125 222 291. Beadell operates the Tucano Gold Mine in mining-friendly Amapá State, northern Brazil. Tucano is located within 2,500 km2 of highly prospective and under-explored “Birimian age” greenstone terrane. The Tucano plant was recently upgraded to process approximately 3.5 million tonnes per year of oxide-sulphide ore feed in for a range of blends. There is a pipeline of high potential in-mine and near-mine prospects, anchored by several high-grade gold drill intervals over several metres, which represent a near-term opportunity to improve the head grade and prolong the mine life.

Additional information about Beadell can be found on the website of the ASX at www.asx.com.au or its website at www.beadellresources.com.au. The information contained in, or that can be accessed through, the website of the ASX or Beadell’s website is not intended to be incorporated into this Management Information Circular. In addition, Beadell is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Beadell may be obtained from an ASIC office.

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For further information about Beadell, including copies of its 2017 Annual Report, 2016 Annual Report, management’s discussion and analysis for the nine-month period ended September 30, 2018, and annual and interim financial statements for its most recently completed financial periods, see Appendix E.

Recommendation of the Great Panther Board

At its meeting held on September 22, 2018, having undertaken a review of, and carefully considered, information concerning Beadell, the Scheme and alternatives, including in-depth consultation with the Great Panther Special Committee, Great Panther’s management and Great Panther’s legal and financial advisors (including, among other things, a review and consideration of the GMP Fairness Opinion), and consideration of such other matters as the Great Panther Board considered relevant, the Great Panther Board unanimously: (a) determined that the Scheme Implementation Deed and the transactions contemplated thereby are in the best interests of Great Panther; (b) approved the Scheme Implementation Deed and the transactions contemplated thereby; and (c) resolved to unanimously recommend approval of the Great Panther Scheme Resolution to the Great Panther Shareholders.

Accordingly, the Great Panther Board unanimously recommends that Great Panther Shareholders vote FOR the Great Panther Scheme Resolution and the Name Change Resolution. Each member of the Great Panther Board will vote, or procure the voting of, all Great Panther Shares held by him or her in favour of the Great Panther Scheme Resolution and the Name Change Resolution.

Reasons for the Scheme

At its meeting held on September 22, 2018, after due consideration and consultation with Great Panther’s management and outside legal and financial advisors, the Great Panther Board unanimously approved the Scheme Implementation Deed and the transactions contemplated thereby and authorized the issuance of Great Panther Shares pursuant to the Scheme Implementation Deed. In doing so, the Great Panther Board considered the business, properties, development properties, assets, liabilities, strategic direction and prospects of Great Panther and Beadell. Additionally, in making its determination, the Great Panther Board considered a number of factors, including, but not limited to, the following:

Creation of a New Emerging Intermediate Precious Metals Producer focused on the Americas

The Scheme will result in significant pro forma gold and silver production, with Great Panther contributing approximately 4.0 million silver-equivalent ounces of production in 2018, and Beadell contributing approximately 120,000 gold ounces in 2018, with potential for further increase upon a positive decision to restart Coricancha. Coricancha has the potential to generate average annual production of 3.1 million ounces silver-equivalent based on the results of a preliminary economic assessment completed in May 2018. The Merged Group will also have an increased public float and broadened shareholder base, providing stronger liquidity and augmented scale in the capital markets.

Extensive Reserve and Resource Base

The Merged Group is anticipated to have attributable proven and probable reserves of approximately 1.3 million ounces of gold. Beadell will also contribute measured and indicated resources (exclusive of reserves) of approximately 0.8 million ounces of gold and inferred resources of approximately 1.5 million ounces of gold, supplementing Great Panther’s measured and indicated resources of approximately 49.4 million ounces silver-equivalent and inferred resources of approximately 48.5 million ounces silver-equivalent. From a Great Panther perspective, the Transaction would result in a Merged Group with reserves, when Great Panther previously had none, and would also be accretive to Measured, Indicated and Inferred Resources. Tucano’s reserves and resources are presented as at June 30, 2018 in accordance with the 2012 JORC Code and are detailed in Appendix E – “Information Concerning Beadell Resources Limited”.

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Strong Balance Sheet to Support Complementary Assets

The enhanced balance sheet of the Merged Group, with a pro forma cash and short-term deposits balance of approximately US$53.5 million as at September 30, 2018 (after giving effect to the Transaction and assuming acceptance of the Change of Control Purchase Offer in respect of the outstanding Beadell Convertible Debentures), will enable ongoing optimization initiatives at Tucano. Additionally, the additional cash available may provide some downside protection in the event of an operational delay or downward movement in the price of gold.

Cost Synergies and Efficiencies

The Merged Group will benefit from anticipated corporate and administrative cost synergies associated with consolidating under a single executive team and head office.

Diversified Portfolio

The Merged Group will have three mining operations in Mexico and Brazil along with the Coricancha project located in Peru. Operating risk is expected to be significantly diversified with the inclusion of Brazil as a new core jurisdiction, which will represent 38% of pro forma share capital.

Robust Growth Profile

The Coricancha project provides near-term optionality with a restart decision expected in early 2019. In addition, the Merged Group is expected to benefit from near-term resource growth opportunities with multiple in-mine lease discoveries at Tucano and longer-term exploration optionality from Beadell’s 2,500 km2 highly prospective land package.

Attractive Re-Rating Potential

With a diversified portfolio of producing assets, near-term growth opportunities backed by a strong balance sheet and a quality management team, the Merged Group is well positioned for a re-rating, to the benefit of both Great Panther and Great Panther Shareholders.

The foregoing discussion of factors considered by the Great Panther Board is not intended to be exhaustive and may not include all the factors considered by the Great Panther Board. In view of the wide variety of factors considered in connection with its evaluation of the Scheme and the complexity of these matters, the Great Panther Board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Scheme and the Scheme Implementation Deed. In addition, individual members of the Great Panther Board may have given differing weights to different factors. The Great Panther Board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Great Panther’s management and outside legal and financial advisor.

Risk Factors

The Scheme and the transactions contemplated by the Scheme Implementation Deed involve risks, some of which are related to the Scheme and others of which are related to Great Panther’s business. In considering the Scheme and the transactions contemplated by the Scheme Implementation Deed, including whether to vote for the Great Panther Scheme Resolution, Great Panther Shareholders should carefully consider the information about these risks set forth under the section entitled “Risk Factors”, as well as the risk factors set out in Appendices D and E.

Opinion of Great Panther’s Financial Advisor

In connection with the Scheme, GMP, Great Panther’s financial advisor, delivered to the Great Panther Special Committee an opinion as to the fairness, from a financial point of view, of the Scheme Consideration to be paid by Great Panther in the Scheme. GMP’s opinion was only one of many factors considered by the Great Panther Special

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Committee and the Great Panther Board in evaluating the Scheme and was not determinative of the views of the Great Panther Special Committee and the Great Panther Board with respect to the Scheme or the Scheme Consideration.

GMP provided its opinion to the Great Panther Special Committee for the sole benefit and use of the Great Panther Board in connection with and for purposes of its evaluation of the Scheme Consideration to be paid by Great Panther in the Scheme, from a financial point of view. The GMP Fairness Opinion does not address any other aspect of the Scheme and no opinion or view was expressed as to the relative merits of the Scheme in comparison to other strategies or transactions that might be available and executable to Great Panther or in which Great Panther might engage or as to the underlying business decision of Great Panther to proceed with or effect the Scheme. The GMP Fairness Opinion does not constitute a recommendation to any Great Panther Shareholder as to how to vote or act in connection with the Scheme or any related matter.

Delivery of GMP Fairness Opinion

In connection with this engagement, GMP rendered to the Great Panther Special Committee its written opinion to the effect that, as of September 23, 2018, and based on and subject to the scope of review and approach to analysis, assumptions made, and limitations on the review undertaken as set forth therein, the consideration to be paid by Great Panther in connection with the Transaction, is fair, from a financial point of view, to Great Panther. A copy of the GMP Fairness Opinion is attached as Appendix G of this Management Information Circular.

Listing of Great Panther Shares

It is a condition precedent to Great Panther’s and Beadell’s obligation to effect the Scheme that the Great Panther Shares to be issued pursuant to the Scheme Implementation Deed are conditionally approved for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances. Under the Scheme Implementation Deed, Great Panther is required to use its reasonable endeavours to obtain the listing and admission for trading of the Great Panther Shares on the TSX. Great Panther has received the conditional approval of the TSX and has applied to the NYSE (American) for the listing of the Great Panther Shares to be issued pursuant to the Scheme, each subject to approval of the Great Panther Scheme Resolution and the filing of certain documents following implementation of the Scheme.

Delisting and Deregistration of Beadell Shares

As promptly as practicable after the Effective Date, Beadell Shares currently listed on the ASX will cease to be listed and Beadell will be deregistered from the ASX.

Third Party Approvals Required for the Scheme

To complete the Scheme and the other transactions contemplated by the Scheme Implementation Deed, Great Panther and Beadell are required to use reasonable efforts to obtain all necessary authorizations, consents and approvals and to make all necessary notifications, registrations and filings, including any registrations, notifications and filings required to be made in connection with obtaining such approvals. Under the Scheme Implementation Deed, Beadell is required, among other actions, to obtain an opinion on the Scheme by the Independent Expert and seek the approval of the Scheme by the Court in accordance with the Australian Corporations Act. Beadell has obtained the opinion of the Independent Expert who has concluded that the Scheme is “not fair but reasonable in the absence of a higher offer, and therefore in the best interests of Beadell Shareholders”.

The Scheme Implementation Deed also includes a condition precedent that Great Panther obtain an approval of the Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Australia) or confirmation that it was not applicable. On November 2, 2018, the Treasurer issued a statement of “no objection”.

Great Panther and Beadell are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the Scheme other than those described in this Management Information Circular. There can be no assurance, however, if and when any of the approvals required to be obtained for the Scheme and the other transactions contemplated by the Scheme Implementation Deed will be obtained or as to

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the conditions or limitations that such approvals may contain or impose. For a more detailed description of the approvals required for the Scheme, see the section entitled “The Scheme Agreement – Conditions Precedent.”

Directors and Management of Great Panther After Giving Effect to the Scheme

Following completion of the Scheme, the Great Panther Board will be comprised of the same directors that currently serve on the Great Panther Board, with the addition of Dr. Nicole Adshead-Bell, who is presently the Chief Executive Officer and the Managing Director of Beadell. The current management team at Great Panther will continue to act in the same capacity as senior officers of Great Panther after giving effect to the Transaction. See the section entitled “Information Concerning the Merged Group – Board and Management of the Merged Group”.

Interests of Great Panther’s Directors and Executive Officers in the Scheme and Other Matters

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of Great Panther at any time since the beginning of Great Panther’s last completed financial year, proposed nominee for election as a director of Great Panther, other insiders of Great Panther nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Great Panther Meeting.

Indicative Timetable

The following are proposed dates with respect to implementation of the Scheme:

DATE	EVENT
9:00 a.m. (Vancouver time) February 11, 2019	Great Panther Meeting
10:00 a.m. (Perth time) February 12, 2019	Beadell Meeting
IF BEADELL SHAREHOLDERS APPROVE THE SCHEME AT THE SCHEME MEETING AND GREAT PANTHER SHAREHOLDERS APPROVE THE GREAT PANTHER SCHEME RESOLUTION
February 15, 2019	Second Court Date to approve the Scheme
February 18, 2019	Court order lodged with ASIC and announced on ASX
Effective Date – This is the date on which the Scheme comes into effect and is binding on Beadell Shareholders (other than Excluded Shareholders)
Beadell Shares will be suspended from trading on ASX at the close of trading on the Effective Date on ASX. If the Scheme proceeds, this will be the last day that Beadell Shares will trade on ASX
5:00 p.m. WST February 25, 2019	Beadell Scheme Record Date – All Beadell Shareholders (other than Ineligible Foreign Shareholders and Electing Small Shareholders) who hold Beadell Shares on the Beadell Scheme Record Date will be entitled to receive the Scheme Consideration
March 5, 2019	Implementation Date – All Beadell Shareholders (other than Ineligible Foreign Shareholders and Electing Small Shareholders) will be issued the Scheme Consideration to which they are entitled on or around this date
Great Panther Shares issued in connection with the Scheme commence trading on TSX and NYSE (American)

All dates are indicative only and are subject to the Court approval process, ASX and TSX approval, and the satisfaction or, where applicable, waiver of the conditions precedent. See the section entitled “The Scheme Implementation Deed – Conditions Precedent”.

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GENERAL INFORMATION FOR THE MEETING

Date, Time and Place of the Meeting

The Great Panther Meeting will be held in Terrace Room B located at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, at 9:00 a.m. (Vancouver time) on February 11, 2019.

Record Date and Shareholders Entitled to Vote

The Great Panther Board has fixed January 2, 2019 as the Great Panther Record Date for purposes of the entitlement to notice of and to vote at the Great Panther Meeting. Great Panther Shareholders of record at the close of business on the Great Panther Record Date are entitled to notice of the Great Panther Meeting and to vote thereat or at any adjournment or postponement thereof. To the extent a Great Panther Shareholder transfers the ownership of any of its Great Panther Shares after the Record Date and the transferee of those Great Panther Shares establishes that it owns those shares and requests at least 10 days before the Great Panther Meeting, to be included in the list of Great Panther Shareholders eligible to vote at such meeting, such transferee will be entitled to vote such shares at such meeting.

As at the date hereof, there were issued and outstanding a total of 169,165,007 Great Panther Shares. Each issued and outstanding Great Panther Share on the Great Panther Record Date is entitled to one vote on each of the resolutions to be considered and voted on at the Great Panther Meeting.

As of the date of this Management Information Circular, there are no preferred shares issued and outstanding.

Quorum

A quorum for the transaction of business at the Great Panther Meeting is at least two persons who are, or represent by proxy, Great Panther Shareholders entitled to be voted at the Great Panther Meeting. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum.

Great Panther Shares held through a nominee with respect to which the Beneficial Great Panther Shareholder fails to give voting instructions to the nominee, and Great Panther Shares with respect to which the Beneficial Great Panther Shareholder otherwise fails to vote, will not be considered present for the purpose of determining the presence of a quorum.

If a quorum is not present or if there are not sufficient votes for the purposes of approval of the Great Panther Scheme Resolution, Great Panther expects that the Great Panther Meeting will be adjourned or postponed to solicit additional proxies. At any subsequent reconvening of the Great Panther Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Great Panther Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. See the section entitled “General Information for the Meeting – Adjournment”.

Purpose of the Meeting

The Great Panther Meeting is being held for the following purposes:

1.	to consider and pass, with or without variation, an ordinary resolution, the full text of which is set out in Appendix B of this Management Information Circular, authorizing and approving the issuance of the Great Panther Shares as consideration for the acquisition of Beadell and pursuant to the terms of the Scheme Implementation Deed;

2.	to consider, and pass, with or without variation, an ordinary resolution, the full text of which is set out in Appendix C of the accompanying Management Information Circular, authorizing and approving the change of Great Panther’s name to “Great Panther Mining Limited” or such other name as may be determined and acceptable to the Great Panther Board and the applicable regulatory authorities; and

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3.	to transact such other business that may properly come before the Great Panther Meeting or any adjournment or postponement thereof.

The Scheme cannot be completed without Great Panther Shareholders approving the Great Panther Scheme Resolution.

Business of the Great Panther Meeting

Great Panther Scheme Resolution

Pursuant to Section 611(c) of the TSX Company Manual, security holder approval is required if the number of securities issued or issuable by a listed issuer in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a pre-acquisition, non-diluted basis. Pursuant to the terms of the Scheme Implementation Deed and in connection with the Scheme, Great Panther has agreed to issue 0.0619 of a validly issued, fully paid and non-assessable Great Panther Share in exchange for each Beadell Share issued and outstanding on the Beadell Scheme Record Date (other than Excluded Shares).

Based on the estimated number of Beadell Shares expected to be outstanding at the implementation of the Scheme, Great Panther expects to issue up to 141,136,911 Great Panther Shares in connection with the Scheme (representing up to 83.4% of the issued and outstanding Great Panther Shares), comprised of:

(a)	103,594,861 Great Panther Shares (approximately 61.2% of the number of the Great Panther Shares outstanding) as consideration for the issued and outstanding Beadell Shares;

(b)	up to 1,720,820 Great Panther Shares as consideration for Beadell Shares issued upon the exercise of outstanding Beadell Options prior to the completion of the Scheme;

(c)	272,526 Great Panther Shares as consideration for Beadell Shares to be issued in exchange for the Beadell Performance Rights prior to the completion of the Scheme;

(d)	up to 9,749,727 Great Panther Shares issuable on the exercise of the Great Panther Replacement Warrants to be issued in exchange for outstanding Beadell Warrants;

(e)	up to 18,203,885 Great Panther Shares issuable in connection with certain indebtedness owing to MACA[3]; and

(f)	up to 7,595,092 Great Panther Shares issuable in connection with the Beadell Debentures that are being assumed by Great Panther on completion of the Scheme.

Based on the estimated number of Great Panther Shares that are expected to be outstanding upon the implementation of the Scheme, Great Panther Shareholders will own approximately 62% of the outstanding Great Panther Shares after implementation of the Scheme (on an undiluted basis).

In the event Great Panther agrees to increase the Scheme Consideration, for example if a competing offer arises, the TSX will generally not require further approvals from Great Panther Shareholders for the issuance of up to an additional 35,284,228 Great Panther Shares, such number being 25% of the number of Great Panther Shares being approved for issuance by Great Panther Shareholders in connection with the Scheme at the Great Panther Meeting.

At the Great Panther Meeting, Great Panther Shareholders will be asked to consider and pass with or without variation, the Great Panther Scheme Resolution, the text of which is attached as Appendix B, approving the issuance of the Great Panther Shares to Beadell Shareholders in connection with the Scheme.

3 Calculated for TSX approval purposes only based on (i) conversion by MACA of the maximum amount, (ii) current A$/C$ exchange rates, and (iii) a theoretical minimum conversion price based on 50% of the current trading price of Great Panther Shares on the TSX.

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In accordance with the terms of the Scheme Implementation Deed, it is a condition precedent to the completion of the Scheme that the Great Panther Scheme Resolution be approved by the Great Panther Shareholders.

The Great Panther Board unanimously recommends that Great Panther Shareholders vote FOR the Great Panther Scheme Resolution. Each member of the Great Panther Board will vote, or procure the voting of, all Great Panther Shares held by him or her in favour of the Great Panther Scheme Resolution.

Name Change Resolution

The Scheme will create a new emerging and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential. Management of Great Panther, together with the Great Panther Board, are of the view that a change of Great Panther’s name to “Great Panther Mining Limited” more accurately reflects the business objectives, asset base and operations of Great Panther after giving effect to the Scheme, particularly as the Merged Group will change from being a primary silver producer to having gold as its primary metal production by value, followed by silver. Precious metal production for the Merged Group is expected to remain in excess of 90% of production value, based on September 30, 2018 production numbers for Great Panther and Beadell.

The Great Panther Board may determine not to implement the Name Change at any time after the Great Panther Meeting and after receipt of necessary regulatory approvals, but prior to the issuance of a certificate of amendment, without further action on the part of the Great Panther Shareholders.

Great Panther Shareholders will be asked to consider and, if thought appropriate, to pass, with or without variation, the Name Change Resolution authorizing the Great Panther Board, in its sole discretion, to effect the Name Change, the text of which resolution is attached in Appendix C hereto.

The Great Panther Board unanimously recommends that Great Panther Shareholders vote FOR the Name Change Resolution.

Required Vote

The Scheme cannot be completed without Great Panther Shareholders approving the Great Panther Scheme Resolution. Approval of the Great Panther Scheme Resolution requires the affirmative vote of a majority of the votes cast in respect of the resolution by Great Panther Shareholders present in person or represented by proxy at the Great Panther Meeting. The Name Change Resolution must be approved by the affirmative vote of greater than 50% of the votes cast by Great Panther Shareholders present in person or represented by proxy at the Great Panther Meeting.

If, in the case of Registered Great Panther Shareholders, you submit a signed and dated blank form of proxy or, in the case of Beneficial Great Panther Shareholders, you submit a signed and dated blank voting instruction form, your Great Panther Shares will be voted for the Great Panther Scheme Resolution and the Name Change Resolution. If, in the case of a Registered Great Panther Shareholders, you fail to submit a form of proxy or, in the case of Beneficial Great Panther Shareholders, you fail to submit voting instructions to your nominee, your Great Panther Shares will not be counted as present for purposes of a quorum, and it will have no effect on the Great Panther Scheme Resolution or the Name Change Resolution, assuming that a quorum is otherwise present at the Great Panther Meeting.

Voting by Directors and Executive Officers

As at the date hereof, Great Panther directors and executive officers had the right to vote approximately 1,488,296 Great Panther Shares, representing approximately 0.88% of the Great Panther Shares then outstanding and entitled to vote at the Great Panther Meeting. All of the Great Panther Directors and certain executive officers of Great Panther have entered into Great Panther Support Agreements and will vote for the Great Panther Scheme Resolution. In addition, it is anticipated that all directors and executive officers of Great Panther will vote in favour of the Name Change Resolution.

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As of the date hereof, the directors and executive officers of Beadell own no Great Panther Shares.

Adjournment

In accordance with Great Panther’s constating documents, the chair of a meeting of Great Panther Shareholders may, and if so directed by the meeting must, adjourn such meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the earlier meeting from which the adjournment took place.

In the case of the reconvening of any adjourned Great Panther Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Great Panther Meeting, except for any proxies that have been validly revoked or withdrawn prior to the reconvened meeting. See the section entitled “General Information for the Meeting – Appointment and Revocation of Proxies”.

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the Great Panther Board and management of Great Panther for use at the Great Panther Meeting, and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Special Meeting. The Great Panther Board and management of Great Panther are soliciting proxies of all Registered Great Panther Shareholders and Beneficial Great Panther Shareholders primarily by mail and electronic means, supplemented by telephone or other contact by employees of Great Panther (who will receive no additional compensation) and all such costs will be borne by Great Panther. Great Panther has engaged Laurel Hill Advisory Group as its proxy solicitation agent and will pay it fees of C$35,000 in addition to certain out-of-pocket expenses. Great Panther may also reimburse brokers and other persons holding Great Panther Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”) in lieu of the form of proxy. Great Panther may use Broadridge’s QuickVote™ service to assist Beneficial Great Panther Shareholders with voting their Great Panther Shares. Certain Beneficial Great Panther Shareholders who have not objected to Great Panther knowing who they are may be contacted by Great Panther’s proxy solicitation agent, Laurel Hill Advisory Group, to conveniently vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions with respect to the Great Panther Shares to be represented at the Great Panther Meeting.

If you have any questions about the Scheme, the other transactions contemplated by the Scheme Implementation Deed, including the Great Panther Scheme Resolution or the Name Change Resolution, the Great Panther Meeting or the proxy materials or if you need assistance submitting your form of proxy or voting your Great Panther Shares or need additional copies of this document or the enclosed form of proxy, you should contact Great Panther’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1 (877) 452-7184 toll-free in North America or at (416) 304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

This Management Information Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Notice and Access Process

Notice and Access means provisions concerning the delivery of proxy-related materials to Great Panther Shareholders found in Section 9.1.1 of NI 51-102, in the case of Registered Great Panther Shareholders, and section 2.7.1 of NI 54-101, in the case of Beneficial Great Panther Shareholders (collectively, the “Notice and Access Provisions”), which would allow an issuer to deliver an information circular forming part of proxy-related materials to shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

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The Notice and Access Provisions are a mechanism which allows reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail. The Notice and Access Provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

The use of the Notice and Access Provisions reduces paper waste and mailing costs of the issuer. In order for Great Panther to utilize the Notice and Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, Great Panther must send a notice to Great Panther Shareholders, including Beneficial Great Panther Shareholders, indicating that the proxy-related materials have been posted and explaining how a Great Panther Shareholder can access them or obtain from Great Panther a paper copy of those materials. This Management Information Circular has been posted in full at www.greatpanther.com, at www.envisionreports.com/Great-Panther-Special and under the Great Panther’s profile at www.sedar.com.

In order to use Notice and Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least forty days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to shareholders. The Notice and Access notification, which requires Great Panther to provide basic information about the Great Panther Meeting and the matters to be voted on, explains how a Great Panther Shareholder can obtain a paper copy of this Management Information Circular and any related materials. A Notice and Access notification has been delivered to Great Panther Shareholders by Great Panther, along with the applicable voting document (a form of proxy in the case of Registered Great Panther Shareholders or a voting instruction form in the case of Beneficial Great Panther Shareholders).

Great Panther is required to file a notification at least twenty-five days prior to the Great Panther Record Date indicating its intent to use the Notice and Access Provisions.

Great Panther will not rely upon the use of “stratification”. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Management Information Circular with the notice to be provided to Great Panther Shareholders as described above. In relation to the Great Panther Meeting, all Great Panther Shareholders will have received the required documentation under the Notice and Access Provisions and all documents required to vote in respect of all matters to be voted on at the Great Panther Meeting. No Great Panther Shareholder will receive a paper copy of the Management Information Circular from Great Panther or any intermediary unless such Great Panther Shareholder specifically requests same.

Any Great Panther Shareholder who wishes to receive a paper copy of this Management Information Circular must make contact with Great Panther at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, by telephone at (604) 608-1766, toll free: (888) 355-1766 or by fax: (604) 608-1768. In order to ensure that a paper copy of the Management Information Circular can be delivered to a requesting Great Panther Shareholder in time for such Great Panther Shareholder to review the Management Information Circular and return a proxy or voting instruction form prior to the proxy deadline, it is strongly suggested that a Great Panther Shareholder ensure their request is received by Great Panther no later than January 29, 2019.

All Great Panther Shareholders may call (888) 355-1766 (toll free) in order to obtain additional information relating to the Notice and Access Provisions or to obtain a paper copy of the Management Information Circular, up to and including the date of the Great Panther Meeting, including any adjournment thereof.

Appointment and Revocation of Proxies

Each of the persons named in the accompanying form of proxy or voting instruction form is a director or an executive officer of Great Panther. A Great Panther Shareholder who wishes to appoint some other person (who is not required to be a Great Panther Shareholder) as his, her or its proxyholder at the Great Panther Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and deleting the names printed thereon or by completing a proper form of proxy or voting

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instruction form. Such Great Panther Shareholder should notify the nominee of his or her appointment and instruct the nominee on how the Great Panther Shares are to be voted.

A proxy will not be valid for the Great Panther Meeting or any adjournment or postponement thereof unless it is signed by the Great Panther Shareholder or by the Great Panther Shareholder’s attorney authorized in writing or, if the Great Panther Shareholder is a corporation, it must be executed under corporate seal or by a duly authorized officer or attorney of the corporation and delivered to Great Panther, c/o Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or by fax at 1 (866) 249-7775 (toll-free in North America) or (416) 263-9524 (outside of North America), not later than 9:00 a.m. (Vancouver time) on February 7, 2019, or if the Great Panther Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the province of British Columbia) before the Great Panther Meeting is reconvened. Late proxies may be accepted or rejected by the chair at his or her discretion and the chair is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the chair at his or her discretion without notice.

Registered Great Panther Shareholders may also vote their Great Panther Shares using a touch-tone telephone by calling 1 (866) 732-8683 (toll-free in North America) or (312) 588-4290 (collect outside of North America) or by the Internet at www.investorvote.com. If voting by phone or on the Internet, please follow the instructions carefully and ensure that you have your form of proxy in hand as you will be required to enter the control number located on the form of proxy. Your vote must be received not later than 9:00 a.m. (Vancouver time) on February 7, 2019, or if the Great Panther Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the Great Panther Meeting is reconvened. If you wish to attend the Great Panther Meeting in person or appoint someone else to attend on your behalf, you must do so either by the Internet, mail or fax. The telephone voting service is not available for this purpose.

Only Registered Great Panther Shareholders can change or revoke a previously delivered vote by: (a) voting again on the Internet or by telephone, or completing a new form of proxy that is dated later than the form of proxy previously submitted and depositing it with Computershare Investor Services Inc. in accordance with the instructions set out above no later than 9:00 a.m. (Vancouver time) on February 7, 2019, or, if the Great Panther Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the Great Panther Meeting is reconvened; (b) depositing a written statement with: (i) Computershare Investor Services Inc. (executed by you or a person authorized to sign on your behalf) in accordance with the instructions set out above no later than 9:00 a.m. (Vancouver time) on February 7, 2019, or, if the Great Panther Meeting is adjourned or postponed, no later than 24 hours (excluding weekends and statutory holidays in British Columbia) before the Great Panther Meeting is reconvened or (ii) the scrutineers of the Great Panther Meeting, addressed to the chair of the Great Panther Meeting, prior to the commencement of the Great Panther Meeting on the day of the Great Panther Meeting, or if the meeting is adjourned postponed, prior to the commencement of the reconvened or postponed meeting on the day of such reconvened or postponed meeting; or (c) in any other manner permitted by law.

Beneficial Great Panther Shareholders who wish to change their vote must, in sufficient time in advance of the Great Panther Meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out above.

Advice to Beneficial Holders of Great Panther Shares

The information set forth in this section is of significant importance to many Great Panther Shareholders, as a substantial number of Great Panther Shareholders do not hold Great Panther Shares in their own name. Beneficial Great Panther Shareholders should note that only proxies deposited by Great Panther Shareholders whose names appear on the records of Great Panther as the registered holder of Great Panther Shares can be recognized and acted upon at the Great Panther Meeting. If Great Panther Shares are listed in an account statement provided to a Beneficial Great Panther Shareholder by a broker, then in almost all cases those Great Panther Shares will not be registered in the Great Panther Shareholder’s name on the records of Great Panther. In Canada, the majority of Great Panther Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Great Panther Shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Great Panther Shareholder. Without specific instructions, brokers, banks, trust companies or other intermediaries or nominees are prohibited from voting

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Great Panther Shares for their clients. Therefore, Beneficial Great Panther Shareholders should ensure that the instructions regarding the voting of their Great Panther Shares are communicated to the appropriate person on a timely basis.

In Canada, brokers, banks, trust companies or other intermediaries or nominees are required to seek voting instructions from Beneficial Great Panther Shareholders in advance of shareholder meetings. Each nominee has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Great Panther Shareholders in order to ensure that their Great Panther Shares are voted at the Great Panther Meeting. In some cases, the VIF provided to Beneficial Great Panther Shareholders by their nominee is very similar, even identical, to the form of proxy provided to registered Great Panther Shareholders. However, its purpose is limited to instructing the registered Great Panther Shareholder (the nominee) on how to vote on behalf of the Beneficial Great Panther Shareholder. Most brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically prepares a machine readable VIF which is mailed to Beneficial Great Panther Shareholders with a request that Beneficial Great Panther Shareholders complete and return the forms by mail or facsimile. Alternatively, Beneficial Great Panther Shareholders can call a toll-free number or vote online at www.proxyvote.com using the 16 digit control number provided on their VIF. Broadridge then tabulates the results of the voting instructions received and provides appropriate instructions regarding the voting of Great Panther Shares to be represented at the Great Panther Meeting. A Beneficial Great Panther Shareholder receiving a VIF from Broadridge cannot use that form to vote Great Panther Shares directly at the Great Panther Meeting. The VIF must be returned to Broadridge or voting instructions communicated to Broadridge well in advance of the Great Panther Meeting in order to have such Great Panther Shares voted at the Great Panther Meeting.

Although a Beneficial Great Panther Shareholder may not be recognized directly at the Great Panther Meeting for the purposes of voting Great Panther Shares registered in the name of his, her or its nominee, a Beneficial Great Panther Shareholder may attend the Great Panther Meeting as proxyholder for the registered Great Panther Shareholder and vote the Great Panther Shares in that capacity. Beneficial Great Panther Shareholders who wish to attend the Great Panther Meeting and indirectly vote their Great Panther Shares must do so as proxyholder for the registered Great Panther Shareholder. They should contact their nominee well in advance of the Great Panther Meeting for instructions on how to do so.

Voting of Proxies

All Great Panther Shares represented at the Great Panther Meeting by a properly executed proxy will be voted on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Great Panther Shares represented by the proxy will be voted or withheld from voting in accordance with such specification. In the absence of any such specification or instruction, the persons whose names appear on the form of proxy, if named as proxyholders, will vote in favour of the Great Panther Scheme Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Special Meeting and any other matters which may properly come before the Great Panther Meeting. As of the date hereof, management of Great Panther is not aware of any amendments, variations or other matters to be presented for action at the Great Panther Meeting. If, however, amendments, variations or other matters properly come before the Great Panther Meeting, the persons designated in the form of proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

Voting Shares and Principal Holders

To the knowledge of the Great Panther Board and of the executive officers of Great Panther no person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Great Panther.

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THE SCHEME

This section of this Management Information Circular describes the various aspects of the Scheme and related matters. This section may not contain all of the information that is important to you. You should carefully read this entire Management Information Circular and the documents incorporated by reference into this Management Information Circular, including the full text of the Scheme Implementation Deed, which is attached as Appendix H hereto, for a more complete understanding of the Scheme. In addition, important business and financial information about each of Great Panther and Beadell is included in or incorporated by reference into this Management Information Circular.

Transaction Structure

The Scheme Implementation Deed provides that, subject to the terms and conditions of the Scheme Implementation Deed, on the Effective Date, Great Panther will acquire all of the Beadell Shares and Beadell will become a wholly-owned subsidiary of Great Panther. The terms and conditions of the Scheme are contained in the Scheme Implementation Deed, which is described in this Management Information Circular and attached in its entirety as Appendix H hereto. You are encouraged to read the Scheme Implementation Deed carefully, as it is the legal document that governs the Scheme. All descriptions in this summary and elsewhere in this Management Information Circular of the terms and conditions of the Scheme are qualified by reference to the Scheme Implementation Deed.

Scheme Consideration

Beadell Shares

Under the terms of the Scheme Implementation Deed, each Beadell Share (other than Beadell Shares held by Ineligible Foreign Shareholders and Electing Small Shareholders) will be acquired by Great Panther in exchange for 0.0619 of a fully paid and non-assessable Great Panther Share.

Beadell Options and Beadell Performance Rights

Prior to the Beadell Scheme Record Date, all outstanding Beadell Options will be exercised in exchange for Beadell Shares or will lapse or be terminated in accordance with the Beadell Option Plan and all outstanding Beadell Performance Rights will vest and be exchanged for Beadell Shares in accordance with the Beadell Performance Rights Plan. The holders of such Beadell Shares will receive Great Panther Shares at the Exchange Ratio.

Beadell Warrants

Beadell has entered into binding agreements with the holders of 100% of the Beadell Warrants to accept the Warrant Consideration in exchange for their outstanding Beadell Warrants on the Scheme becoming Effective. Under such binding agreements, each holder of Beadell Warrants will receive a number of Great Panther Replacement Warrants equal to the number of their Beadell Warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on substantially the same terms and conditions as the original Beadell Warrant.

Fractional Shares

Where the calculation of the number of Great Panther Shares to be issued to a particular Beadell Shareholder would result in such Beadell Shareholder becoming entitled to a fraction of a Great Panther Share, the fractional entitlement will be rounded down to the nearest whole number of Great Panther Shares.

Great Panther Shares issued in Connection with the Scheme

Based on the estimated number of Beadell Shares expected to be outstanding at the implementation of the Scheme, Great Panther expects to issue up to 141,136,911 Great Panther Shares in connection with the Scheme (representing up to 83.4% of the issued and outstanding Great Panther Shares), comprised of:

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(a)	103,594,861 Great Panther Shares (approximately 61.2% of the number of the Great Panther Shares outstanding) as consideration for the issued and outstanding Beadell Shares;

(b)	up to 1,720,820 Great Panther Shares as consideration for Beadell Shares issued upon the exercise of outstanding Beadell Options prior to the completion of the Scheme;

(c)	272,526 Great Panther Shares as consideration for Beadell Shares to be issued in exchange for the Beadell Performance Rights prior to the completion of the Scheme;

(d)	up to 9,749,727 Great Panther Shares issuable on the exercise of the Great Panther Replacement Warrants to be issued in exchange for outstanding Beadell Warrants;

(e)	up to 18,203,885 Great Panther Shares issuable in connection with certain indebtedness owing to MACA[4]; and

(f)	up to 7,595,092 Great Panther Shares issuable in connection with the Beadell Debentures that are being assumed by Great Panther on completion of the Scheme.

Based on the estimated number of Great Panther Shares that are expected to be outstanding upon the implementation of the Scheme, Great Panther Shareholders will own approximately 62% of the outstanding Great Panther Shares after implementation of the Scheme (on an undiluted basis).

In the event Great Panther agrees to increase the Scheme Consideration, for example if a competing offer arises, the TSX will generally not require further approvals from Great Panther Shareholders for the issuance of up to an additional 35,284,228 Great Panther Shares, such number being 25% of the number of Great Panther Shares being approved for issuance by Great Panther Shareholders in connection with the Scheme at the Great Panther Meeting.

Background of the Scheme

For several years, Great Panther has evaluated a number of strategic opportunities to grow Great Panther and maximize shareholder value. The focus has been on opportunities to acquire operating precious metals mining operations and/or advanced stage precious metals mining projects in the favorable mining jurisdiction in the Americas.

As a function of this process, Great Panther acquired the Coricancha Mine in the Central Andes of Peru on June 30, 2017 from Nyrstar NV, a polymetallic mine and processing plant which Nyrstar NV had placed on care and maintenance four years prior. Since acquiring Coricancha, Great Panther has completed a preliminary economic assessment to evaluate the restart of the mine, and is currently undertaking a bulk sample program to further test the assumptions in the preliminary economic assessment (the “Bulk Sample Program”). Great Panther expects to complete the Bulk Sample Program in the first quarter of 2019. Following a full evaluation of the results of the Bulk Sample Program, Great Panther expects to be able to make a decision in 2019 on whether to commence the restart of Coricancha.

Great Panther’s Board and executive team has held dedicated strategic planning sessions over the last three years to formulate and advance the strategic objectives of Great Panther and the Scheme is the result of this process.

Over the last three years, Great Panther has engaged in the evaluation of at least eight acquisition opportunities by entering into mutual confidentiality agreements and conducting a review of data and, in some cases, engaging in more in-depth reviews that included site visits and engagement of consultants and advisors to assist in the evaluation. In at least three cases, negotiations progressed to the point of acceptance of non-binding offers or letters of intent subject to further due diligence and negotiation of definitive agreements.

4 Calculated for TSX approval purposes only based on (i) conversion by MACA of the maximum amount, (ii) current A$/C$ exchange rates, and (iii) a theoretical minimum conversion price based on 50% of the current trading price of Great Panther Shares on the TSX.

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In the process of evaluating a number of opportunities and potential acquisition targets, Beadell was identified as a key target during the first quarter of 2018 based on its fit relative to a number of key criteria established through Great Panther’s strategic planning process.

On July 31, 2018, the Great Panther Board formed the Great Panther Special Committee to review and consider the proposed transaction that is now the subject of the Scheme. McCarthy Tétrault LLP was appointed as legal advisors and GMP was appointed the financial advisor to the Great Panther Special Committee. Between July 31 and September 22, 2018, the Great Panther Special Committee held a number of formal meetings, and regular discussions with Great Panther’s CEO and CFO in which they considered all aspects of the Transaction and received financial and legal advice from its financial and legal advisers. Great Panther retained McMillan LLP as its legal advisor and Scotia Global Banking and Capital Markets as its financial advisor.

The Scheme is the result of arm’s length negotiations conducted between representatives of Great Panther and Beadell and their respective legal and financial advisors. This includes key executives of the respective companies and special committees of each of their respective board of directors constituted to oversee such activities. The following is a summary of the principal events, meetings, negotiations and actions among the parties leading up to the execution and public announcement of the Scheme.

In March 2018, Great Panther’s President and CEO contacted Beadell’s VP of Corporate Development (the “VPCD”) expressing interest in a business combination. Beadell’s VPCD advised that Beadell was focussed on executing on operational changes and optimization and did not have the capacity to facilitate due diligence, but expressed that Great Panther could do its own due diligence of Beadell’s existing data hosted on an electronic data room, and that the companies could engage in further discussions and an information exchange in several months.

On March 22, 2018 the companies entered into a mutual confidentiality and standstill agreement and Beadell granted Great Panther access to its company data, and Great Panther commenced its review of Beadell’s data.

On June 22, 2018 Beadell announced that it had terminated its life of mine mining services contract with MACA. The event led Great Panther’s CEO to contact Simon Jackson, Beadell’s then CEO and Managing Director, and convey an expression of Great Panther’s interest in acquiring Beadell. Mr. Jackson then referred the expression of interest to the chair of Beadell’s special committee.

This was followed by an in-person meeting on July 1, 2018 between Mr. Bannantine and Dr. Nicole Adshead-Bell who, at the time, was serving as an independent director of Beadell and a member of its special committee. During the meeting it was agreed to further explore a combination of the two companies. On July 12, 2018, a non-exclusive letter of intent for Great Panther to acquire Beadell was signed between the parties. The letter of intent outlined high-level transaction terms, structure and conditions, with the exception of an exchange ratio, and allowed for more extensive mutual due diligence and reinforcing terms of confidentiality.

Great Panther completed its site visit of Beadell’s operations in July, and Beadell completed its site visits of Great Panther’s operating mines in Mexico and Coricancha in August. The site visits were followed up with a number of due diligence discussions and meetings to answer further questions on the part of each party.

In August 2018, the parties had a number of discussions on an exchange ratio and other terms. The CEO and CFO of Great Panther were the key personnel involved in these discussions and negotiations, and regularly consulted with the chair of the Great Panther Special Committee and Great Panther’s financial and legal advisors. In addition, Great Panther held a formal Board meeting on August 13, 2018 in which the CEO and CFO provided details of due diligence, an update on the status of negotiations, valuation and offer price considerations and estimates based on work with Great Panther’s financial advisor and an expected timeline to negotiate formal agreements. Following the Board meeting, there were further negotiations between the two parties, during which the CEO and CFO continued to regularly consult with the chair of the Great Panther Special Committee. A meeting with the Great Panther Special Committee was also held on August 16, 2018 to discuss key negotiation points, including offer price and advice from Great Panther’s financial advisors. Following this meeting, the CEO, CFO and chair of the Great Panther Special Committee had several calls to discuss the final agreement on an offer price or exchange ratio, and an acceptable range was agreed upon. Other terms of the letter of intent were also reviewed with the chair of the Great Panther Special Committee, who also consulted with the Great Panther Special Committee’s legal advisors. During this period, Great

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Panther engaged in regular consultation with its legal and financial advisors. The negotiations during this period culminated in the signing of an addendum to the letter of intent on September 3, 2018. This addendum provided for an exchange ratio range and a period of exclusivity to negotiate a definitive agreement.

Following this, the parties entered into detailed negotiation of the Scheme Implementation Deed with support from their respective legal and financial advisors. During this period, the CEO and CFO were in regular contact with the chair of the Great Panther Special Committee on key considerations in respect of the negotiation of the Scheme Implementation Deed and on continued due diligence with respect to the transaction. On September 22, 2018, the parties held respective board meetings to review the terms of the Transaction and each provided their approval. The Great Panther meeting was attended by Great Panther’s financial and legal advisors as well as those of the Great Panther Special Committee. The meeting was adjourned so that the Great Panther Special Committee could separately consider and formulate its recommendation in consultation with its advisors. After doing so, the Great Panther Board meeting was reconvened and the chair of the Great Panther Special Committee conveyed the recommendation to proceed with the transaction, and the Great Panther Board followed with its formal approval. On September 23, 2018, the parties announced the signing of the Scheme Implementation Deed.

Following the public announcement of the Transaction, the Great Panther Board and the Great Panther Special Committee continued to hold regular meetings and discussions with Great Panther management on transaction progress and key outstanding conditions with respect to the Scheme Implementation Deed, and ongoing monitoring of key operational and financial metrics of Beadell. These included meetings to consider the negotiations with Beadell’s largest creditor, MACA, and negotiations with Beadell for a bridge loan facility. These included formal Great Panther Special Committee meetings on October 30, 2018, November 17 and 18, 2018. In addition, formal Great Panther Board meetings were held on October 30, 2018 and December 7, 2018 for which the Transaction was a prominent part of the meeting agenda.

On November 19, 2018, Great Panther and MACA entered into the MACA Consent Agreement, pursuant to which MACA consented to the Transaction and the parties agreed to vary certain terms of the MACA Agreement, as more fully described under the heading “Information Concerning the Merged Group – Financing Arrangements”.

Subsequent to the execution of the Scheme Implementation Deed, Great Panther made a determination that it would waive the Conditions Precedent relating to the Beadell Convertible Debentures and would make the Change of Control Purchase Offer following completion of the Transaction in accordance with the terms of the Debenture Indenture. In connection with the Transaction, it is anticipated that Great Panther will enter into an amended and restated or supplemental Debenture Indenture pursuant to which Great Panther will expressly assume the obligations of Beadell under the Debenture Indenture (including funding for the Change of Control Purchase Offer) and the holders of Beadell Convertible Debentures will be entitled to receive Great Panther Shares on the conversion thereof.

Following execution of the Scheme Implementation Deed, Beadell’s working capital position weakened. As a result, on December 5, 2018, Great Panther and Beadell entered into the Loan Agreement, pursuant to which Great Panther agreed to advance to Beadell and Beadell Brasil, as joint and several borrowers, a non-revolving term loan in the principal amount of US$5,000,000, the proceeds of which are being used by Beadell for working capital purposes, as more fully described under the heading “Information Concerning the Merged Group – Financing Arrangements”.

Great Panther’s Reasons for the Scheme

At its meeting held on September 22, 2018, after due consideration and consultation with Great Panther’s management and outside legal and financial advisors, the Great Panther Board unanimously approved the Scheme Implementation Deed and the transactions contemplated thereby and authorized the issuance of Great Panther Shares pursuant to the Scheme Implementation Deed. In doing so, the Great Panther Board considered the business, assets, development policies, liabilities, results of operations, financial performance, strategic direction and prospects of Great Panther and Beadell. Additionally, in making its determination, the Great Panther Board considered a number of factors, including, but not limited to, the following:

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Creation of a New Emerging Intermediate Precious Metals Producer focused on the Americas

The Scheme will result in significant pro forma gold and silver production, with Great Panther contributing approximately 4.0 million silver-equivalent ounces of production in 2018, and Beadell contributing approximately 120,000 gold ounces in 2018, with potential for further increase upon a positive decision to restart Coricancha. Coricancha has the potential to generate average annual production of 3.1 million ounces silver-equivalent based on the results of a preliminary economic assessment completed in May 2018. The Merged Group will also have an increased public float and broadened shareholder base, providing stronger liquidity and augmented scale in the capital markets.

Extensive Reserve and Resource Base

The Merged Group is anticipated to have attributable proven and probable reserves of approximately 1.3 million ounces of gold. Beadell will also contribute measured and indicated resources (exclusive of reserves) of approximately 0.8 million ounces of gold and inferred resources of approximately 1.5 million ounces of gold, supplementing Great Panther’s measured and indicated resources of approximately 49.4 million ounces silver-equivalent and inferred resources of approximately 48.5 million ounces silver-equivalent. From a Great Panther perspective, the Transaction would result in a Merged Group with reserves, when Great Panther previously had none, and would also be accretive to Measured, Indicated and Inferred Resources. Tucano’s reserves and resources are presented as at June 30, 2018 in accordance with the 2012 JORC Code and are detailed in Appendix E – “Information Concerning Beadell Resources Limited”.

Strong Balance Sheet to Support Complementary Assets

The enhanced balance sheet of the Merged Group, with a pro forma cash and short-term deposits balance of approximately US$53.5 million as at September 30, 2018 (after giving effect to the Transaction and assuming acceptance of the Change of Control Purchase Offer in respect of the outstanding Beadell Convertible Debentures), will enable ongoing optimization initiatives at Tucano. Additionally, the additional cash available may provide some downside protection in the event of an operational delay or downward movement in the price of gold.

Cost Synergies and Efficiencies

The Merged Group will benefit from anticipated corporate and administrative cost synergies associated with consolidating under a single executive team and head office.

Diversified Portfolio

The Merged Group will have three mining operations in Mexico and Brazil along with the Coricancha project located in Peru. Operating risk is expected to be significantly diversified with the inclusion of Brazil as a new core jurisdiction, which will represent 38% of pro forma share capital.

Robust Growth Profile

Coricancha provides near-term optionality with a restart decision expected in early 2019. In addition, the Merged Group is expected to benefit from near-term resource growth opportunities with multiple in-mine lease discoveries at Tucano and longer-term exploration optionality from Beadell’s 2,500 km2 highly prospective land package.

Attractive Re-Rating Potential

With a diversified portfolio of producing assets, near-term growth opportunities backed by a strong balance sheet and a quality management team, the Merged Group is well positioned for a re-rating, to the benefit of both Great Panther and Great Panther Shareholders.

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Risks and other Considerations

In connection with its deliberations relating to the Scheme, the Great Panther Board also considered potential risks and negative factors concerning the Scheme and the other transactions contemplated by the Scheme Implementation Deed, including, but not limited to, the following:

•	the risk that the Scheme might not be completed in a timely manner or at all;

•	the effect that the length of time from announcement until closing could have on the market price of Great Panther Shares, Great Panther’s operating results (particularly in light of the significant costs incurred in connection with the Scheme) and the relationships with Great Panther’s employees, shareholders, customers, suppliers, regulators, partners and others that do business with Great Panther;

•	the risk that the anticipated benefits of the Scheme will not be realized in full or in part, including the risk that expected synergies will not be achieved or will not be achieved in the expected time frame;

•	the risk that the regulatory approval process could result in a rejection of the Scheme, the imposition of undesirable conditions or burdensome terms or increased pre-tax transaction costs;

•	the fact that the Scheme Implementation Deed provides for a fixed Exchange Ratio with respect to the Scheme Consideration and that no adjustment will be made in the Scheme Consideration to reflect changes in currency exchange rates or the trading price of the Great Panther Shares or Beadell Shares;

•	the risk of diverting the attention of Great Panther’s senior management from other strategic priorities to implement the Scheme and make arrangements for integration of Great Panther’s and Beadell’s operations and infrastructure following the Scheme;

•	the risk of maintaining the Beadell management team necessary for the development of the Tucano Gold Mine or of having the team necessary in Brazil to develop the Tucano Gold Mine;

•	the fact that the Scheme Implementation Deed provides for the ability of the Beadell Board to, under certain circumstances, in a manner adverse to Great Panther, hold, change, amend, modify or qualify its recommendation that Beadell Shareholders approve the Scheme;

•	the potential impact on the market price of Great Panther Shares as a result of the issuance of the Scheme Consideration to Beadell Shareholders; and

•	the risks described elsewhere in this Management Information Circular under the heading “Risk Factors”, as well as the other risks set out in Appendices D and E.

The foregoing discussion of factors considered by the Great Panther Board is not intended to be exhaustive and may not include all the factors considered by the Great Panther Board. In view of the wide variety of factors considered in connection with its evaluation of the Scheme and the complexity of these matters, the Great Panther Board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Scheme and the Scheme Implementation Deed. In addition, individual members of the Great Panther Board may have given differing weights to different factors. The Great Panther Board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Great Panther’s management and outside legal and financial advisor.

The foregoing description of Great Panther’s consideration of the factors supporting the Scheme is forward- looking in nature. This information should be read in light of the factors discussed in the section entitled “Information Contained in Management Information Circular - Cautionary Statement regarding Forward-Looking Statements.”

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Recommendation of the Great Panther Board

At its meeting held on September 22, 2018, having undertaken a review of, and carefully considered, information concerning Beadell, the Scheme and alternatives, including in-depth consultation with the Great Panther Special Committee, Great Panther’s management and Great Panther’s legal and financial advisors (including, among other things, a review and consideration of the GMP Fairness Opinion), and consideration of such other matters as the Great Panther Board considered relevant, the Great Panther Board: (a) determined that the Scheme Implementation Deed and the transactions contemplated thereby are in the best interests of Great Panther; (b) approved the Scheme Implementation Deed and the transactions contemplated thereby; and (c) resolved to unanimously recommend approval of the Great Panther Scheme Resolution by the Great Panther Shareholders.

The Great Panther Board unanimously recommends that Great Panther Shareholders vote FOR the Great Panther Scheme Resolution and the Name Change Resolution. Each member of the Great Panther Board will vote, or procure the voting of, all Great Panther Shares held by him or her in favour of the Great Panther Scheme Resolution and the Name Change Resolution.

Notwithstanding the recommendation of the Great Panther Board that Great Panther Shareholders vote in favour of the Great Panther Scheme Resolution, Great Panther Shareholders should make their own decision whether to vote their Great Panther Shares in favour of the Great Panther Scheme Resolution and, if appropriate, should consult their own legal, financial and other professional advisors in making that decision.

For further information regarding Great Panther’s reasons for pursuing the Scheme, see the section entitled “The Scheme – Great Panther’s Reasons for the Scheme”.

Great Panther Support Agreements

Concurrently with and as a condition to Great Panther and Beadell’s entering into the Scheme Implementation Deed, on or about September 23, 2018, the Great Panther Directors and executive officers entered into Great Panther Support Agreements with Beadell, pursuant to which they agreed, among other things, to attend the Great Panther Shareholder Meeting, and at such meeting, vote or cause to be voted, by proxy or otherwise, all of the Great Panther Shares over which the director or executive officer exercises control or direction.

Further, those who entered into the Great Panther Support Agreements also agreed that until the earlier of the Effective Date and the date the Scheme Implementation Deed is terminated, such director or executive officer would: (i) not grant any proxy or other right to vote any of the Great Panther Shares except in a manner consistent with their obligations in the Great Panther Support Agreement; and (ii) not enter into any voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders, or give consents or approval of any kind.

The Great Panther Support Agreements will terminate upon the termination of the Scheme Implementation Deed in accordance with its terms.

As at the date hereof, Great Panther Directors and executive officers had the right to vote approximately 1,488,296 Great Panther Shares, representing approximately 0.88% of the Great Panther Shares then outstanding and entitled to vote at the Great Panther Meeting.

Beadell Support Agreements

Concurrently with and as a condition to Great Panther and Beadell’s entering into the Scheme Implementation Deed, on or about September 23, 2018, the directors and officers of Beadell, holding 1.07% of the outstanding Beadell Shares, and certain major shareholders holding 16.99% of Beadell Shares, entered into Beadell Support Agreements, pursuant to which they agreed, among other things, to attend the Beadell Meeting, and at such meeting, in the absence of a Superior Proposal, vote or cause to be voted, by proxy or otherwise, all of the Beadell Shares over which the director or officer exercises control or direction and which are entitled to be voted in connection with the Scheme, including any Beadell Shares issued or acquired on or following the date of the Beadell Support Agreement (which

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includes all Beadell Shares to be issued as a result of exercise or vesting of any Beadell Options, Beadell Warrants or Beadell Performance Rights held by such individual) (the “Beadell Subject Securities”).

Further, those who entered into a Beadell Support Agreement also agreed that until the earlier of the Effective Date and the date the Scheme Implementation Deed is terminated, such director or officer would: (i) not grant any proxy or other right to vote any of the Beadell Subject Securities except in a manner consistent with their obligations in the Beadell Support Agreement; and (ii) not enter into any voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders, or give consents or approval of any kind in connection with any of the Beadell Subject Securities.

The Beadell Support Agreements will terminate upon the termination of the Scheme Implementation Deed in accordance with its terms.

Opinion of Great Panther’s Financial Advisor

The Great Panther Special Committee engaged GMP pursuant to an engagement letter dated September 11, 2018 (the “GMP Engagement Letter”) to provide certain advice and advisory services to the Great Panther Special Committee with respect to a potential transaction with Beadell, including but not limited to, an assessment of and recommendation in respect of the fairness from a financial point of view of the consideration to be paid by Great Panther in connection with the Transaction.

Pursuant to the GMP Engagement Letter, GMP agreed to provide a written fairness opinion to the Great Panther Special Committee as to the fairness, from a financial point of view, of the Scheme Consideration to be paid by Great Panther pursuant to the Transaction.

In connection with this engagement, GMP rendered to the Great Panther Special Committee its written opinion to the effect that, as of September 23, 2018, and based on and subject to the scope of review and approach to analysis, assumptions made, and limitations on the review undertaken as set forth therein, the consideration to be paid by Great Panther pursuant to the Transaction, is fair, from a financial point of view, to Great Panther.

GMP’s opinion was only one of many factors considered by the Great Panther Special Committee and the Great Panther Board in evaluating the Transaction and was not determinative of the views of the Great Panther Special Committee and the Great Panther Board with respect to the Transaction or the consideration set forth in the Scheme Implementation Deed.

GMP provided its opinion for the sole benefit and use of the Great Panther Special Committee and the Great Panther Board in connection with and for purposes of its evaluation of the consideration to be paid by Great Panther pursuant to the Transaction, from a financial point of view. GMP’s opinion does not address the relative merits of the Scheme as compared to any strategic alternatives that may be available or executable to Great Panther. The opinion of GMP does not constitute a recommendation as to how any Great Panther Shareholder should vote or act on any matter relating to the Transaction.

GMP was not asked to prepare and have not prepared a valuation of Great Panther or Beadell or any of the securities or assets thereof and the GMP Fairness Opinion should not be construed as a “formal valuation” (within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions). Great Panther has agreed to pay GMP a fixed fee for providing the opinion, which shall be paid whether or not the Transaction is completed.

Great Panther has also agreed to reimburse GMP for its reasonable out-of-pocket expenses and to indemnify GMP against certain liabilities that might arise out of GMP’s engagement.

See Appendix G for the full text of the GMP Fairness Opinion.

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Listing of Great Panther Shares

It is a condition precedent to Great Panther’s and Beadell’s obligation to effect the Scheme that the Great Panther Shares to be issued pursuant to the Scheme Implementation Deed are conditionally approved for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances. Under the Scheme Implementation Deed, Great Panther is required to use its reasonable endeavours to obtain the listing and admission for trading of the Great Panther Shares on the TSX.

Great Panther has received the conditional approval of the TSX and has applied to the NYSE (American) for the listing of the Great Panther Shares to be issued pursuant to the Scheme, each subject to approval of the Great Panther Scheme Resolution and the filing of certain documents following implementation of the Scheme.

Delisting and Deregistration of Beadell Shares

As promptly as practicable after the Effective Date, Beadell Shares currently listed on the ASX will cease to be listed and Beadell will be deregistered from the ASX.

Interests of Great Panther’s Directors and Executive Officers in the Scheme and Other Matters

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of Great Panther at any time since the beginning of Great Panther’s last completed financial year, other insiders of Great Panther nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Great Panther Meeting.

The Beadell Meeting and Beadell Shareholder Approval

The Beadell Meeting will be held at 10:00 a.m. (Perth or WST time), on February 12, 2019, at The Celtic Club, 48 Ord Street, West Perth, Western Australia. At the Beadell Meeting, Beadell Shareholders will be asked to consider and vote to approve the Beadell Scheme Resolution.

Approval of the Beadell Scheme Resolution requires the affirmative vote of a majority in number (more than 50%) of Beadell Shareholders (other than the Excluded Shareholders) who vote on the Beadell Scheme Resolution and at least 75% of the votes cast on the Beadell Scheme Resolution. If the Beadell Scheme Resolution is not passed, the Transaction will not proceed.

The Beadell Board unanimously recommended that Beadell Shareholders vote in favour of the Beadell Scheme Resolution to approve the Scheme, in the absence of a Superior Proposal, and on the basis that the Independent Expert has concluded that the Scheme is “not fair but reasonable in the absence of a higher offer, and therefore in the best interests of Beadell Shareholders”.

Third Party Approvals Required for the Scheme

To complete the Scheme and the other transactions contemplated by the Scheme Implementation Deed, Great Panther and Beadell are required to use reasonable efforts to obtain all necessary authorizations, consents and approvals and to make all necessary notifications, registrations and filings, including any registrations, notifications and filings required to be made in connection with obtaining such approvals. Under the Scheme Implementation Deed, Beadell is required, among other actions, to obtain an opinion on the Scheme by the Independent Expert and seek the approval of the Scheme by the Court in accordance with the Australian Corporations Act. Beadell has obtained the opinion of the Independent Expert who has concluded that the Scheme “not fair but reasonable in the absence of a higher offer, and therefore in the best interests of Beadell Shareholders”.

The Scheme Implementation Deed also includes a condition precedent that Great Panther obtain an approval of the Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Australia) or confirmation that it was not applicable. On November 2, 2018, the Treasurer issued a statement of “no objection”.

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Great Panther and Beadell are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the Scheme other than those described in this Management Information Circular. There can be no assurance, however, if and when any of the approvals required to be obtained for the Scheme and the other transactions contemplated by the Scheme Implementation Deed will be obtained or as to the conditions or limitations that such approvals may contain or impose.

For a more detailed description of the approvals required for the Scheme, see the section entitled “The Scheme Agreement – Conditions Precedent.”

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THE SCHEME IMPLEMENTATION DEED

The summary of the material provisions of the Scheme Implementation Deed below and elsewhere in this Management Information Circular is qualified in its entirety by reference to the Scheme Implementation Deed, which is attached as Appendix H hereto. This summary may not contain all of the information about the Scheme Implementation Deed that is important to you. You should read carefully the Scheme Implementation Deed in its entirety as it is the legal document governing the Scheme.

Scheme Implementation Deed

The Scheme Implementation Deed sets out each of Beadell’s and Great Panther’s rights and obligations in connection with the implementation of the Scheme. A scheme is a statutory process under the Australian Corporations Act between Beadell and its shareholders which becomes binding on the passage of the requisite shareholder approvals and court approval. The Scheme Implementation Deed sets out obligations up to and leading to the Scheme becoming effective.

Scheme Deed Poll

On September 22, 2018, Great Panther executed the Deed Poll (a draft of which was attached to the Scheme Implementation Deed) pursuant to which each party agreed, subject to the Scheme becoming Effective, to provide each Beadell Shareholder (other than Excluded Shareholders) with, or procure the provision to each Beadell Scheme Shareholder of, the Scheme Consideration to which it is entitled under the Scheme.

Conditions Precedent

Conditions Precedent to the Scheme

The Scheme Implementation Deed provides that certain conditions precedent be satisfied or waived prior to completion of the Transaction.

1.	Regulatory Matters: Before 5:00 p.m. on the Business Day before the Second Court Date one of the following has occurred: (a) Great Panther has received written notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”), by or on behalf of the Treasurer of the Commonwealth of Australia (the “Treasurer”), advising that the Commonwealth Government has no objections to the Transaction either unconditionally or on terms that are acceptable to Great Panther in its absolute discretion; (b) the Treasurer becomes precluded by the passage of time from making an order or decision under Part 3 of the FATA in relation to the Transaction and the Transaction is not prohibited by section 82 of the FATA; or (c) where an interim order is made under section 68 of the FATA in respect of the Transaction, the subsequent period for making an order or decision under Part 3 of the FATA elapses without the Treasurer making such an order or decision.

2.	Other Regulatory Matters: Before 5:00 p.m. on the Business Day before the Second Court Date, any other approvals, consents, waivers, exemptions or declarations that are required by law, or by any Government Agency, to implement the Transaction (including in respect of Canadian, United States, Mexican and Brazilian anti-trust approvals, as required) are granted, given, made or obtained on an unconditional basis (or on conditions acceptable to each party, acting reasonably) and remain in full force and effect in all respects, and have not been withdrawn, revoked, suspended, restricted or amended (or become subject to any notice, intimation or indication of intention to do any such thing) and all applicable review and waiting periods have expired or been waived before 8:00 a.m. on the Second Court Date.

3.	Beadell Shareholder Approval: Beadell Shareholders agree to the Scheme at the Beadell Meeting by the requisite majorities under subparagraph 411(4)(a)(ii) of the Australian Corporations Act.

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4.	Independent Expert: The Independent Expert issues an Independent Expert’s Report which concludes that the Scheme is in the best interest of Beadell Shareholders before the time when the Beadell Scheme Book is registered by ASIC.

5.	Court Approval: The Court approves the Scheme in accordance with paragraph 411(4)(b) of the Australian Corporations Act.

6.	Great Panther Shareholder Approval: Great Panther Shareholders approve the Great Panther Scheme Resolution in accordance with the requirements of the TSX.

7.	Restraints: Between (and including) September 23, 2018 and 8:00 a.m. on the Second Court Date:

(a)	there is not in effect any temporary, preliminary or final order, injunction, decision or decree issued by any court of competent jurisdiction or other Government Agency, or other material legal restraint or prohibition;

(b)	no action or investigation is announced, commenced or threatened by any Government Agency; and

(c)	no application is made to any Government Agency,

(d)	in consequence of, or in connection with, the Scheme which:

(e)	restrains, prohibits or otherwise materially adversely affects (or could reasonably be expected to restrain, prohibit or otherwise materially adversely affect) the Scheme, completion of the Transaction or the rights of Great Panther in respect of Beadell or the Beadell Shares to be acquired under the Scheme; or

(f)	requires the divestiture by Great Panther of any Beadell Shares or the divestiture of any assets of the Great Panther Group or the Beadell Group,

unless such order, injunction decision, decree, action, investigation or application has been disposed of to the satisfaction of Great Panther acting reasonably, or is otherwise no longer effective or enforceable, by 8:00 a.m. on the Second Court Date.

8.	Beadell Prescribed Occurrence or Beadell Regulated Event: No Beadell Prescribed Occurrence or Beadell Regulated Event occurs between (and including) September 23, 2018 and 8:00 a.m. on the Second Court Date.

9.	Beadell Material Adverse Change: No Beadell Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Great Panther, between (and including) September 23, 2018 and 8:00 a.m. on the Second Court Date.

10.	Great Panther Prescribed Occurrence or Great Panther Regulated Event: No Great Panther Prescribed Occurrence or Great Panther Regulated Event occurs between (and including) September 23, 2018 and 8:00 a.m. on the Second Court Date.

11.	Great Panther Material Adverse Change: No Great Panther Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Beadell, between (and including) September 23, 2018 and 8:00 a.m. on the Second Court Date.

12.	MACA Agreement: With respect to the MACA Agreement:

(a)	the MACA Agreement remains in full force and effect, and there is no breach or threatened breach of the MACA Agreement, at all times between September 23, 2018 and 8:00 a.m. on the Second Court Date; and

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(b)	on or before 8:00 a.m. on the Second Court Date, Beadell shall have obtained from all applicable parties to the MACA Agreement their agreement to: (i) consent to the “Change of Control” (as such term is defined in the MACA Agreement) of Beadell resulting from the completion of the Transaction; and (ii) enter into an amended and restated MACA Agreement reflecting the acquisition of Beadell by Great Panther, each on terms satisfactory to Great Panther, acting reasonably, without a requirement of Great Panther to guarantee any obligation of any member of the Beadell Group or to incur any financial obligation to MACA, except as otherwise agreed by Great Panther in its sole discretion; and, once obtained, such agreement shall remain in full force and effect, unamended without the prior written consent of Great Panther, at all times between the date of their execution and delivery and 8:00 a.m. on the Second Court Date.

13.	Relevant Material Contracts: On or before 8:00 a.m. on the Second Court Date:

(a)	the relevant counterparty to a Relevant Material Contract provides Beadell in writing (which, to avoid doubt, includes a document originally executed and transmitted by email) a binding, irrevocable and unconditional waiver or release of its rights under the Relevant Material Contract that are triggered as a result of the completion of the Transaction (“Relevant Release”) provided that, to the extent that the Relevant Release is subject to conditions, those conditions are acceptable to Great Panther, acting reasonably; and

(b)	the Relevant Release is not varied, revoked or qualified (such that, with respect of a variation or qualification, the Relevant Release is not acceptable to Great Panther, acting reasonably) before that time.

14.	Facility Agreement: On or before 8:00 a.m. on the Second Court Date, Beadell shall obtain from all applicable parties to the Facility Agreement:

(a)	their consent, in writing, to the implementation of the Transaction, and a waiver of their rights to demand the early payment of the facilities under the pre-export agreement triggered by the change of control resulting from such implementation;

(b)	their consent, in writing, to extend the repayment terms and maturity date for such facilities by 6 months;

(c)	their waiver, in writing, of their rights to demand the early payment of the facilities under the Facility Agreement for failure by Beadell to maintain any of the financial covenants for the period extending from January 1, 2018 until the final maturity date, as amended as aforesaid; and

(d)	such other waivers and amendments, in writing, as may be required by Great Panther, acting reasonably, to ensure that the facilities will continue to remain in place following implementation of the Transaction, and, once obtained, such consents and waivers shall remain in full force and effect, unamended without the prior written consent of Great Panther (acting reasonably), at all times between the date of their execution and delivery and 8:00 a.m. on the Second Court Date.

15.	ACC Agreement: on or before 8:00 a.m. on the Second Court Date, Beadell shall obtain from Banco Bradesco S.A. in connection with the short-term uncommitted facilities commonly referred to as ACCs with Beadell Brasil:

(a)	their consent to the implementation of the Transaction, and the waiver of their rights to demand the early payment of such facilities; and

(b)	such other waivers and amendments as may be required by Great Panther, acting reasonably, to ensure that the facilities will continue to remain in place following implementation of the

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Transaction; and, once obtained, such consents and waivers shall remain in full force and effect, unamended without the prior written consent of Great Panther (acting reasonably), at all times between the date of their execution and delivery and 8:00 a.m. on the Second Court Date.

16.	Beadell Convertible Debentures: before 8:00am on the Second Court Date, the holders of the Beadell Convertible Debentures on issue as at September 23, 2018 agreeing in writing to either:

(a)	accept the offer required to be made by Beadell under the Debenture Indenture to purchase those debentures upon Implementation of the Transaction, unconditionally or on conditions satisfactory to the parties (each acting reasonably), or

(b)	waive the obligation under the Debenture Indenture to make an offer to purchase those debentures upon Implementation of the Transaction and consent to the entering into of a supplemental indenture in respect of the Beadell Convertible Debenture to, among other things: (i) consenting to the “Change of Control”, as defined in the Debenture Indenture, resulting from the implementation of the Transaction; (ii) agreeing to accept the issue of Great Panther Shares in lieu of Beadell Shares on exercise of rights of conversion of the Beadell Convertible Debentures; (iii) agreeing that Great Panther is not a successor issuer for the purposes of Article 11 of the Debenture Indenture and is not required to assume the obligations of Beadell under the Debenture Indenture, (iv) waiving the requirement under Section 7.12 of the Debenture Indenture that Beadell maintain the listing of its common shares on the ASX; and (v) such other terms and conditions satisfactory to Great Panther, acting reasonably, without a requirement of Great Panther to assume the obligations of Beadell or otherwise act as an obligor or guarantor of the amounts owing under the Debenture Indenture.

17.	Beadell Warrants: Either:

(a)	Beadell has entered into binding agreements with 100% of the Beadell Warrantholders to accept the Warrant Consideration in exchange for their outstanding Beadell Warrants on the Scheme becoming Effective; or

(b)	if Beadell proposes the Warrant Scheme under clause 4.8(b):

(i)	the Beadell Warrantholders agree to the Warrant Scheme by the requisite majorities under subparagraph 411(4)(a)(ii) of the Australian Corporations Act; and

(ii)	the Court approves the Warrant Scheme in accordance with paragraph 411(4)(b) of the Australian Corporations Act.

18.	Beadell Convertible Securities: On or before 8:00am on the Second Court Date, the Beadell Board has made a determination that all Beadell Convertible Securities will have been vested and exercised or terminated as provided below:

(a)	in the case of the Beadell Options, each outstanding Beadell Option will be exercised in exchange for Beadell Shares or will lapse or be terminated in accordance with the Beadell Option Plan by 5:00 p.m. on the Business Day before the Beadell Scheme Record Date; and

(b)	in the case of the Beadell Performance Rights, each outstanding Beadell Performance Rights will vest and be exercised in exchange for Beadell Shares in accordance with the Performance Rights Plan by 5:00 p.m. on the Business Day before the Beadell Scheme Record Date, provided that any Great Panther Shares issued to employees of Beadell who will continue as employees of Beadell following completion of the Transaction in exchange for their Beadell Shares under the Scheme will be subject to a six month restriction on resale, provided the restriction will expire in the event of termination of their employment within the six month period.

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19.	Great Panther Shares: The Great Panther Shares to be issued pursuant to the Scheme are approved for listing on the TSX by 8:00 a.m. on the Second Court Date (provided that any such approval may be subject to the customary conditions) and that approval remains in full force and effect in all respects (subject to those customary conditions), and has not been withdrawn, revoked, suspended, restricted or amended (or become subject to any notice, intimation or indication of intention to do any such thing) before 8:00 a.m. on the Second Court Date.

20.	Brazilian Property Title Opinion: Beadell delivers a legal opinion of its Brazilian counsel to Great Panther respecting the Beadell Mineral Rights as of a date that is no earlier than five Business Days before the Second Court Date that contains no changes from the opinion delivered by Beadell to Great Panther respecting all material mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of law or otherwise) (collectively, the “Beadell Mineral Rights”) prior to and in connection with the execution of the Scheme Implementation Deed that amount to or evidence a breach of Beadell’s representations and warranties under the Scheme Implementation Deed that would give rise to an entitlement of Great Panther to terminate the Scheme Implementation Deed.

21.	Beadell Officer’s Certificate: Beadell delivers to Great Panther a certificate of an officer of Beadell confirming that, as at 8:00 a.m. on the Second Court Date:

(a)	there has been no breach of any Beadell representation and warranty under the Scheme Implementation Deed that would amount to or evidence a Beadell Material Adverse Change, or which could reasonably be expected to give rise to any loss, claim, damage or expense of A$2.5 million or more in aggregate; and

(b)	Beadell has complied with its obligations under the Scheme Implementation Deed in all material respects.

22.	Great Panther Officer’s Certificate: Great Panther delivers to Beadell a certificate of an officer of Great Panther confirming that, as at 8:00 a.m. on the Second Court Date:

(a)	there has been no breach of any Great Panther representation and warranty under the Scheme Implementation Deed that would amount to or evidence a Great Panther Material Adverse Change, or which could reasonably be expected to give rise to any loss, claim, damage or expense of A$5.0 million or more in aggregate; and

(b)	Great Panther has complied with its obligations under the Scheme Implementation Deed in all material respects.

Conditions Precedent for the Benefits of both Parties

The Conditions Precedent set out in 7 and 19 are for the benefit of both parties and may only be waived by written agreement between Great Panther and Beadell (in each case in their respective absolute discretion).

Conditions Precedent for the Benefit of Beadell

The Conditions Precedent set out in 4, 10, 11 and 22 are for the sole benefit of Beadell and may only be waived by Beadell (in its absolute discretion in writing).

Conditions Precedent for the Benefit of Great Panther

The Conditions Precedent set out in 8, 9, 12 through 18, 20 and 21 are for the sole benefit of Great Panther and may only be waived by Great Panther (in its absolute discretion in writing).

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Conditions Precedent that May Not be Waived

The Conditions Precedent set out in 1, 2, 3, 5 and 6 above may not be waived.

Covenants in Relation to the Scheme

Great Panther and Beadell have each given, in favour of the other party, usual and customary mutual covenants for an agreement of this nature including mutual covenants to conduct their respective businesses in the usual and ordinary course and consistent with past practices, to use their respective reasonable commercial efforts to satisfy or cause the satisfaction of the conditions precedent to their respective obligations under the Scheme Implementation Deed, to not take, or cause to be taken, any action or cause anything to be done that would cause such obligations not to be fulfilled in a timely manner and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to complete the Transaction.

Representations and Warranties

The Scheme Implementation Deed contains representations and warranties that the parties have made to each other as of specific dates which are customary to a transaction of this nature. The assertions embodied in the representations and warranties in the Scheme Implementation Deed were made solely for purposes of the Scheme Implementation Deed and the transactions and agreements contemplated thereby among the parties thereto and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the terms thereof. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the ASX or SEDAR, and the assertions embodied in the representations and warranties contained in the Scheme Implementation Deed (and summarized below) are qualified by information in disclosure schedules provided by Beadell to Great Panther and by Great Panther to Beadell in connection with the signing of the Scheme Implementation Deed and by certain information contained in certain of Beadell’s filings with the ASX and by certain information contained in certain of Great Panther’s filings on SEDAR. These disclosure schedules and ASX and SEDAR filings contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Scheme Implementation Deed. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after September 23, 2018 and subsequent developments or new information qualifying a representation or warranty may have been included in this Management Information Circular.

In addition, if specific material facts arise that contradict the representations and warranties in the Scheme Implementation Deed, Great Panther and Beadell, as applicable, will disclose those material facts in the public filings that it makes with the ASX and the Canadian securities regulatory authorities in accordance with, and to the extent required by, applicable law. Accordingly, the representations and warranties in the Scheme Implementation Deed and the description of them in this Management Information Circular should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings Great Panther and Beadell publicly file with the ASX or SEDAR. Such information can be found elsewhere in this Management Information Circular and in the public filings Great Panther makes on SEDAR and Beadell makes with the ASX.

Provisions Regarding Exclusivity, Superior Proposals and Matching Rights

Restrictive Covenants

Under the Scheme Implementation Deed, Beadell agreed to: (a) terminate any existing discussions or negotiations in relation to, or which may reasonably be expected to lead to, any Competing Proposal; (b) cease providing or making available to any Third Party any non-public information which might reasonably be expected to lead to any Competing Proposal, and to promptly exercise any rights under any confidentiality agreement with a Third Party to compel the return or destruction of such information; and (c) to not waive any confidentiality or standstill agreement with any Third Party, subject to certain fiduciary obligations as provided for in the Scheme Implementation Deed. In addition, Beadell is subject to ongoing exclusivity obligations including non-solicitation, no-talk and no-due diligence covenants, which provide for certain notification and counter proposal rights in favour of Great Panther.

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In summary, during the Exclusivity Period:

1.	No solicitation. Beadell must not, and must ensure that its Related Persons and Related Bodies Corporate do not, directly or indirectly, solicit, invite, encourage or initiate (including by the provision of non-public information to any Third Party) any inquiry, expression of interest, offer, proposal or discussion by any person in relation to, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal or communicate to any person an intention to do any of the foregoing;

2.	No talk and no due diligence. Subject to clause 11.3 (Fiduciary Exception) of the Scheme Implementation Deed, Beadell must not, and must ensure that its Related Persons and Related Bodies Corporate do not, directly or indirectly:

(a)	participate in or continue any negotiations or discussions with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal or participate in or continue any negotiations or discussions with respect to any actual, proposed or potential Competing Proposal;

(b)	negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding an actual, proposed or potential Competing Proposal;

(c)	disclose or otherwise provide or make available any material non-public information about the business or affairs of the Beadell Group to a Third Party (other than a Government Agency that has the right to obtain that information and has sought it) in connection with, with a view to obtaining, or which would reasonably be expected to encourage or lead to the formulation, receipt or announcement of, an actual, proposed or potential Competing Proposal (including, without limitation, providing such information for the purposes of the conduct of due diligence investigations in respect of the Beadell Group) whether by that Third Party or another person; or

(d)	communicate to any person an intention to do anything referred in the preceding paragraphs.

Fiduciary Exceptions

The foregoing covenants do no prohibit any action or inaction by Beadell, any of its Related Bodies Corporate or any of their respective Related Persons, in relation to an actual, proposed or potential Competing Proposal if compliance with such covenants would, in the reasonable opinion of the Beadell Board, formed in good faith after receiving written legal advice from its external legal advisers, constitute, or would be reasonably likely to constitute, a breach of any of the fiduciary or statutory duties of the Beadell Board, provided that: (a) the actual, proposed or potential Competing Proposal was not directly or indirectly brought about by, or facilitated by, a breach of any of the foregoing covenants and is, or may reasonably be expected to result in, a Superior Proposal; (b) Beadell immediately notifies Great Panther of each action or inaction by it, any of its Related Bodies Corporate or any of their respective Related Persons in reliance on such fiduciary exceptions; and (c) prior to providing any information to the Third Party, Beadell enters into a confidentiality agreement on terms no less onerous to the Third Party (including as to dealings in Beadell Shares) than the Confidentiality Agreement.

Notification Obligations

During the Exclusivity Period, Beadell must as soon as possible notify Great Panther in writing if it, any of its Related Bodies Corporate or any of their respective Related Persons, becomes aware of any: (a) negotiations or discussions, approach or attempt to initiate any negotiations or discussions, or intention to make such an approach or attempt to initiate any negotiations or discussions in respect of any inquiry, expression of interest, offer, proposal or discussion in relation to an actual, proposed or potential Competing Proposal; (b) proposal made to Beadell, any of its Related Bodies Corporate or any of their respective Related Persons in connection with, or in respect of any exploration or completion of, an actual, proposed or potential Competing Proposal; or (c) provision by Beadell, any of its Related

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Bodies Corporate or any of their respective Related Persons of any material non-public information concerning the business or operations of Beadell or any of its Related Bodies Corporate to any to a Third Party (other than a Government Agency) in connection with an actual, proposed or potential Competing Proposal, whether direct or indirect, solicited or unsolicited, and in writing or otherwise.

Such notification must be provided as soon as reasonably practicable on a verbal basis an in writing within two Business Days, and shall accompanied by all relevant details of the relevant event, including the identity of the relevant person making or proposing the relevant actual, proposed or potential Competing Proposal, together with all material terms and conditions of the actual, proposed or potential Competing Proposal (including price and form of consideration, conditions precedent, proposed deal protection provisions and indicative timetable). If any letter, term sheet or similar document is provided to Beadell in connection with a Competing Proposal, such document shall be provided to Great Panther in its entirety and without redaction.

Matching Rights

If Beadell receives a Beadell Competing Proposal that it determines to be a Superior Proposal, and Beadell has provided Great Panther with the material terms and conditions of the actual, proposed or potential Competing Proposal, including price and the identity of the Third Party making the actual, proposed or potential Competing Proposal, and an outline of the basis on which the Beadell Board has formed the view that the Competing Proposal is or would be reasonably likely to be an actual, proposed or potential Superior Proposal, Beadell must give Great Panther at least five Business Days written notice to provide a matching or superior proposal to the terms of the actual, proposed or potential Competing Proposal (including by way of an increase or decrease in the Scheme Consideration) (a “Bidder Counterproposal”).

If Great Panther proposes a Bidder Counterproposal by the expiry of the five Business Day period, Beadell must procure that the Beadell Board consider the Bidder Counterproposal and if the Beadell Board, acting reasonably and in good faith, determines that the Bidder Counterproposal would provide an equivalent or superior outcome for Beadell Shareholders as a whole compared with the Competing Proposal, taking into account all of the terms and conditions of the Bidder Counterproposal, then: (a) both parties must use their best endeavours to agree the amendments to this deed, the Scheme and the Deed Poll (as applicable) that are reasonably necessary to reflect the Bidder Counterproposal and to implement the Bidder Counterproposal, in each case as soon as reasonably practicable; (b) Beadell must make an announcement as soon as reasonably possible recommending the Bidder Counterproposal and rejecting the Competing Proposal; and (c) Beadell must use its best endeavours to procure that each of its directors continue to recommend the Transaction (as modified by the Bidder Counterproposal) to the Beadell Shareholders.

Termination Rights

Mutual Termination Rights

Either party may terminate the Scheme Implementation Deed by written notice to the other party if:

1.	other than in respect of a breach of a representation and warranty, at any time before 8:00 a.m. on the Second Court Date, if the other party has materially breached the Scheme Implementation Deed, the party entitled to terminate has given written notice to the party in breach of the Scheme Implementation Deed setting out the relevant circumstances and stating an intention to terminate the Scheme Implementation Deed, and the other party has failed to remedy the breach within five Business Days (or any shorter period ending at 5:00 p.m. on the Business Day before the Second Court Date) after the date on which the notice is given;

2.	at any time before 8:00 a.m. on the Second Court Date if the Court or another Government Agency (including any other court) has taken any action permanently restraining or otherwise prohibiting or preventing the Transaction, or has refused to do anything necessary to permit the Transaction to be implemented by the End Date, and the action or refusal has become final and cannot be appealed or reviewed or the party, acting reasonably, believes that there is no realistic prospect of an appeal or review succeeding by the End Date;

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3.	in the circumstances set out in, and in accordance with, clause 3.5 of the Scheme Implementation Deed (Termination on Failure of Condition Precedent); or

4.	if the Effective Date for the Scheme has not occurred, or will not occur, on or before the End Date.

Great Panther Termination Rights

Great Panther may terminate the Scheme Implementation Deed by written notice to Beadell at any time before 8:00 a.m. on the Second Court Date if:

1.	the Great Panther Board or a majority of the Great Panther Board has changed, withdrawn or modified its recommendation as permitted under clause 5.3(h) of the Scheme Implementation Deed and, if obliged to do, Great Panther has paid the Great Panther Reimbursement Fee to Beadell; or

2.	any Beadell Board member fails to recommend the Scheme, withdraws, adversely revises or adversely modifies their recommendation that Beadell Shareholders (other than Excluded Shareholders) vote in favour of the Scheme, or makes a public statement indicating that they no longer recommend the Transaction or recommend, supports or endorses another transaction.

Great Panther may, at any time prior to 8:00 a.m. on the Second Court Date, terminate the Scheme Implementation Deed for a breach of Beadell’s representations and warranties only if: (a) Great Panther has given written notice to Beadell setting out the relevant circumstances and stating an intention to terminate or to allow the Scheme to lapse; (b) the relevant breach continues to exist five Business Days (or any shorter period ending at 5:00 p.m. on the Business Day before the Second Court Date) after the date on which the notice is given; and (c) the relevant breach amounts to or evidences a Beadell Material Adverse Change or could reasonably be expected to give rise to any loss, claim, damage or expense of A$2.5 million or more in aggregate.

Beadell Termination Rights

Beadell may terminate the Scheme Implementation Deed by written notice to Great Panther at any time before 8:00 a.m. on the Second Court Date if:

1.	the Beadell Board or a majority of the Beadell Board has changed, withdrawn or modified its recommendation as permitted under clause 5.7 of the Scheme Implementation Deed and, if obliged to do so, Beadell has paid the Beadell Reimbursement Fee to Great Panther; or

2.	any Great Panther Board member fails to recommend the Transaction, withdraws, adversely revises or adversely modifies its recommendation that Great Panther Shareholders vote in favour of the Transaction, or makes a public statement indicating that it no longer recommends the Transaction or recommends, supports or endorses another transaction.

Beadell may, at any time prior to 8:00 a.m. on the Second Court Date, terminate the Scheme Implementation Deed for a breach of Great Panther’s representations and warranties only if: (a) Beadell has given written notice to Great Panther setting out the relevant circumstances and stating an intention to terminate or to allow the Scheme to lapse; (b) the relevant breach continues to exist five Business Days (or any shorter period ending at 5:00 p.m. on the Business Day before the Second Court Date) after the date on which the notice is given; and (c) the relevant breach amounts to or evidences a Great Panther Material Adverse Change or could reasonably be expected to give rise to any loss, claim, damage or expense of A$5.0 million or more in aggregate.

If the Scheme Implementation Deed is terminated by either party, the Scheme Implementation Deed will become void and have no effect, other than clauses 1 (Definitions and Interpretations), 8 (Releases), 9 (Public Announcement), 10 (Confidentiality), 12 (Reimbursement Fee), 14 (Duty, costs and expenses), 15 (GST), 16 (Notices), 17 (General) and Schedule 2 (Definitions and Interpretation) which shall survive termination and in respect of any liability for an antecedent breach of the Scheme Implementation Deed.

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Reimbursement Fees

Beadell Reimbursement Fee

Under the Scheme Implementation Deed, Beadell must pay to Great Panther, without set-off or withholding, the Beadell Reimbursement Fee of A$2.2 million, subject to clause 12.6 (Compliance with law) of the Scheme Implementation Deed, if:

1.	at any time during the Exclusivity Period, any Beadell Board member withdraws, adversely revises or adversely qualifies their support of the Scheme or their recommendation that Beadell Shareholders (other than Excluded Shareholders) vote in favour of the Scheme or fails to recommend that Beadell Shareholders (other than Excluded Shareholders) vote in favour of the Scheme, unless the Independent Expert concludes in the Independent Expert’s Report (or any update of, or revision, amendment or supplement to, that report) that the Scheme is not in the best interest of Beadell Shareholders (except where that conclusion is due wholly or partly to the existence, announcement or publication of a Competing Proposal);

2.	during the Exclusivity Period, the Beadell Board or a majority of the Beadell Board recommends that Beadell Shareholders accept or vote in favour of, or otherwise supports or endorses (including support by way of accepting or voting, or by way of stating an intention to accept or vote, in respect of any Director Beadell Shares), a Competing Proposal of any kind that is announced (whether or not such proposal is stated to be subject to any pre-conditions) during the Exclusivity Period;

3.	a Competing Proposal in respect of Beadell of any kind is announced during the Exclusivity Period (whether or not such proposal is stated to be subject to any pre-conditions) and, within six months of the date of such announcement, the Third Party or any Associate of that Third Party, completes the Competing Proposal;

4.	the Court fails or refuses (taking into account all appeals) to approve the Scheme, or indicates that it is only willing to do so subject to amendments or modifications which are not consented to by Great Panther (in its absolute discretion), as a result of a material non-compliance by Beadell with any of its obligations under this deed or applicable law; or

5.	Great Panther has terminated the Scheme Implementation Deed pursuant to clause 13.1(a)(1) or 13.2(a) of the Scheme Implementation Deed and the Transaction does not complete,

unless Beadell is, at that time, entitled to terminate the Scheme Implementation Deed pursuant to clause 13.1(a)(1), 13.1(a)(3) (as a result of the failure of the Condition Precedent in clause 3.1(l)), or 13.2(b) of the Scheme Implementation Deed.

Great Panther Reimbursement Fee

Under the Scheme Implementation Deed, Great Panther must pay to Beadell, without set-off or withholding, the Great Panther Reimbursement Fee of A$2.2 million, subject to clause 12.6 (Compliance with law) of the Scheme Implementation Deed, if:

1.	at any time during the Exclusivity Period, any Great Panther Board Member withdraws, adversely revises or adversely qualifies their support of the Scheme or their recommendation that Great Panther Shareholders vote in favour of the Transaction and the issuance of the Scheme Consideration or fails to recommend that Great Panther Shareholders vote in favour of the Transaction and Great Panther Shareholders do not approve the Transaction by the requisite majorities or Great Panther terminates the Scheme Implementation Deed under clause 13.1(b)(1) of the Scheme Implementation Deed;

2.	a Competing Proposal in respect of Great Panther of any kind is announced during the Exclusivity Period (whether or not such proposal is stated to be subject to any pre-conditions) and the Great Panther Shareholders do not approve the Transaction by the requisite majorities and, within six months after the date of the

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announcement of the Competing Proposal, the Third Party or any Associate of that Third Party completes the Competing Proposal; or

3.	Beadell has terminated the Scheme Implementation Deed pursuant to clause 13.1(a)(1) or 13.2(b) of the Scheme Implementation Deed and the Transaction does not complete,

unless Great Panther is, at that time, entitled to terminate the Scheme Implementation Deed pursuant to clause 13.1(a)(1), 13.1(a)(3) (as a result of the failure of the Condition Precedent in clause 3.1(i)), or 13.2(a) of the Scheme Implementation Deed.

Indemnification and Insurance

Under the Scheme Implementation Deed, each of Great Panther and Beadell have indemnified the other and its representatives against any loss suffered or incurred as a result of a breach of the warranties of the indemnifying party.

Under the Scheme Implementation Deed, Beadell is to maintain its directors’ and officers’ insurance coverage for a period of seven years following the Effective Date.

Governing Law

The Scheme Implementation Deed is governed, construed and enforced in accordance with the laws of Australia.

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INFORMATION ABOUT THE COMPANIES

Great Panther Silver Limited

Great Panther was originally incorporated under the Company Act (British Columbia) in 1965 under the name “Lodestar Mines Ltd.” On June 18, 1980, the Great Panther Shares were listed on the TSX Venture Exchange. On March 22, 1996, Great Panther was continued under the Business Corporation Act (Yukon). On July 9, 2004, Great Panther was continued to British Columbia under the Business Corporations Act (British Columbia). On November 14, 2006, the Great Panther Shares began trading on the TSX. On February 8, 2011, the Great Panther Shares were listed on the NYSE (American), while Great Panther retained its listing on the TSX.

Great Panther is presently a primary silver mining and exploration company and its current business was effectively established on February 18, 2004 when the Company entered into an option agreement, which granted it the right and option to purchase 100% of the ownership rights to its current day Topia mine in the state of Durango, Mexico. The Company exercised its option to purchase the mine in in February 2005. Following this, on October 25, 2005, the Company signed a formal purchase agreement to purchase 100% of the ownership rights in a group of producing and non-producing silver-gold mines in the Guanajuato Mining District, which included the primary assets and concessions that comprise the Company’s current day Guanajuato Mine Complex, including the San Ignacio mining concessions and the Cata processing plant. In August 2012, the Company signed a definitive agreement for the purchase of a 100% interest in certain surface rights to a total of 19.4 hectares at the San Ignacio Mine, for the construction of a mine portal and ancillary surface facilities. On June 30, 2017, Great Panther purchased the Coricancha Mine in Peru.

Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a bulk sample program following the completion of a positive preliminary economic assessment in May 2018. Great Panther also continues to pursue the acquisition of additional mining operations or projects in the Americas.

Great Panther is a public company trading on the TSX under the ticker symbol “GPR” and on the NYSE (American) under the ticker symbol “GPL”. Great Panther’s principal executive offices are located at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, and its telephone number is 604-608-1766. Additional information about Great Panther can be found under its profile on SEDAR at www.sedar.com or its website at www.greatpanther.com. The information contained in, or that can be accessed through, Great Panther’s website is not intended to be incorporated by reference into this Management Information Circular, except as expressly provided for herein. For further information about Great Panther, see Appendix D.

Beadell Resources Limited

Beadell is a public company trading on the ASX under the ticker symbol “BDR”. Beadell was incorporated on May 3, 2007 in Western Australia, Australia under Australian Company Number ACN 125 222 291. Beadell operates the Tucano Gold Mine in mining-friendly Amapá State, northern Brazil. Tucano is located within 2,500 km2 of highly prospective and under-explored “Birimian age” greenstone terrane. The Tucano plant was recently upgraded to process approximately 3.5 million tonnes per year of oxide-sulphide ore feed in for a range of blends. There is a pipeline of high potential in-mine and near-mine prospects, anchored by several high-grade gold drill intervals over several metres, which represent a near-term opportunity to improve the head grade and prolong the mine life.

Additional information about Beadell can be found on the website of the ASX at www.asx.com.au or its website at www.beadellresources.com.au. The information contained in, or that can be accessed through, the website of the ASX or Beadell’s website is not intended to be incorporated into this Management Information Circular. In addition, Beadell is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Beadell may be obtained from an ASIC office. For further information about Beadell, including copies of its 2017 Annual Report, 2016 Annual Report, management’s discussion and analysis for the nine-month period ended September 30, 2018, and annual and interim financial statements for its most recently completed financial periods, see Appendix E.

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INFORMATION CONCERNING THE MERGED GROUP

Summary

The acquisition of Beadell by Great Panther will create a new emerging and growth oriented precious metals producer. Upon implementation of the Scheme, Great Panther will continue to be a company existing under the laws of the Province of British Columbia, Canada, and former Beadell Shareholders (other than Ineligible Foreign Shareholders and Electing Small Shareholders) will hold Great Panther Shares. The Great Panther Shares will continue to be quoted on the TSX and the NYSE (American).

Overview of the Merged Group’s Asset Portfolio

The Transaction will create a new emerging and growth oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including:

(a)	Beadell’s Tucano Gold Mine located in Brazil;

(b)	Great Panther’s Guanajuato Mine Complex located in Mexico;

(c)	Great Panther’s Topia Mine located in Mexico;

(d)	Great Panther’s Coricancha Mine in Peru;

(e)	Great Panther’s El Horcon, Santa Rosa, and Plomo exploration properties in Mexico; and

(f)	Beadell’s Tartaruga Gold Exploration Project located in Brazil.

The foregoing assets are described in more detail in Appendices D and E of this Management Information Circular.

Direction of the Merged Group

Great Panther’s strategy for the Merged Group is to focus on the optimization of Beadell’s Tucano mine in Brazil, including enhancement of mining and processing operations, while maintaining and improving operations at Great Panther’s Guanajuato and Topia mines in Mexico and advancing the evaluation of a restart of the Coricancha mine in Peru. Great Panther plans to implement this strategy with a diligent focus on mining costs and conservative decision making in order to preserve the balance sheet of the Merged Group and minimize future financing requirements. To the extent that additional financing is required, the Merged Group will evaluate equity and debt financings, and potentially a combination of equity and debt financings, as required to continue its business plans for the Merged Group.

Over the last few years, Great Panther has grown and optimized its operations in Mexico and acquired and advanced its Coricancha project in Peru. Great Panther’s balance sheet strength and management team, who have experience in Brazil, are expected to facilitate Beadell’s Tucano improvement and other optimization initiatives and assisting in managing Beadell’s debt service obligations.

At September 30, 2018, Great Panther had approximately US$58 million in cash and short-term deposits, US$65 million in net working capital and no debt. However, after giving effect to the Transaction, Great Panther will assume Beadell’s indebtedness under the MACA Agreement, the Beadell Convertible Debentures, the ACCs and the Facility Agreement, as more fully described under the heading “Information Concerning the Merged Group – Financing Arrangements”. Such additional indebtedness may impact the ability of Great Panther to pursue its business objectives. See “Risk Factors” herein, as well as the additional risk factors included and incorporated by reference in Appendices D and E to this Management Information Circular.

After giving effect to the Transaction, it is anticipated that Great Panther’s cash and net-working capital will be sufficient to manage Tucano’s lower productivity in the first half of 2019 and later fund Tucano’s near-term

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exploration and growth initiatives aimed at increasing the Tucano life of mine and net present value. However, if production at Tucano does not increase as anticipated, it is possible that additional funds may be required in order to carry out Beadell’s business operations.

Intentions of the Merged Group

The statements of intention made in this section are based on the information concerning Beadell and Great Panther and the circumstances affecting the businesses of Beadell and Great Panther that are known to both companies at the date of this Management Information Circular.

Final decisions on these matters will only be made by the Merged Group Board in light of all material information, facts and circumstances at the relevant time if the Scheme is implemented. Accordingly, it is important to recognise that the statements set out in this section are statements of Beadell’s and Great Panther’s current intentions only, which may change as new information becomes available or circumstances change, and which will be superseded by the intentions, strategic focus, outlook and decisions of the Merged Group Board.

Business, Operations and Assets of the Merged Group

If the Scheme is implemented, the Merged Group’s principal assets will include:

(a)	the Tucano Gold Mine (100% owned);

(b)	the Tartaruga Gold Exploration Project (100% owned);

(c)	the Guanajuato Mine Complex (100% owned);

(d)	the Topia Mine (100% owned);

(e)	the Coricancha Mine (100% owned); and

(f)	exploration tenures in Mexico (100% owned).

The Merged Group plans to operate and manage these assets as described below:

Mexican Operations

The Merged Group will focus on continuing steady and efficient operations in Mexico, including seeking ways to optimize mining methods and control costs. The objective will be to assess expansion opportunities in the ordinary course with a view of maximizing revenues from operations and the value of these assets. The Merged Group will continue with existing exploration programs in order to extend the mine life of the Guanajuato Mine Complex and Topia mines, and to continue to advance the permitting applications at the Guanajuato Mine Complex, and satisfy both the PROFEPA and SEMARNAT process at Topia.

Brazil Operations

The Merged Group will continue the operations of the Tucano mine in Brazil. In addition, it is anticipated that the Merged Group will continue to carry out exploration of Beadell’s 2,500 km2 exploration package.

Coricancha

The Merged Group expects to advance the Coricancha project by completing the Bulk Sample Program early in 2019 and to make a decision shortly thereafter as to whether to commence the restart of Coricancha. The objective of the Bulk Sample Program is to confirm expectations regarding throughput, grades, and recoveries. If a decision is made to proceed with a restart, it is anticipated that the development and capital investments necessary to restart Coricancha will occur within a year of a restart decision. Although a preliminary economic assessment has been completed on the

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restart of Coricancha, the Merged Group does not currently plan to complete a feasibility study in connection with any production decision due to (i) the existing processing plant facility, (ii) the ability to continue on to development and production based on low initial capital costs, (iii) the Merged Group’s knowledge of the mine and resource base, and (iv) data and information that has been and will be gained from the Bulk Sample Program that will test and refine assumptions and plans in the completed preliminary economic assessment.

The Merged Group expects to continue the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the MEM. Great Panther is seeking approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. Great Panther has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Great Panther has an agreement with the previous owner of Coricancha for the reimbursement of costs to execute reclamation activities up to an agreed maximum.

Employees

The Merged Group anticipates that the Beadell headquarters in Australia will be closed and Great Panther will assume the overall head office responsibilities from its headquarters in Vancouver, British Columbia, Canada. As a result, the senior management of Beadell will be terminated on completion of the Scheme as their services will not be required as part of the management team of the Merged Group. However, Dr. Nicole Adshead-Bell will join the board of directors of the Merged Group. The Merged Group anticipates that the existing management and operating team in Brazil will remain in place as they are required to continue the operations of the Tucano mine.

Other intentions

Other than as referred to in this Management Information Circular, it is the intention of Great Panther that the business of the Beadell Group will be conducted in substantially the same manner as at the date of this Management Information Circular.

Ownership and Capitalization of the Merged Group

Great Panther Shares

Based on the number of Beadell Shares outstanding as at the date hereof, pursuant to the Scheme Implementation Deed, Great Panther will issue up to approximately 105,588,208 Great Panther Shares to Beadell Shareholders at the implementation of the Scheme (including up to 1,993,346 Great Panther Shares to be issued as consideration for Beadell Shares issuable upon the exercise or exchange of outstanding Beadell Options and Beadell Performance Rights).

As at the date hereof, Great Panther expects that, immediately following implementation of the Scheme, there will be approximately 272,759,868 Great Panther Shares issued and outstanding and current Great Panther Shareholders will hold approximately 62% of the then outstanding Great Panther Shares and former Beadell Shareholders will hold approximately 38% of the then outstanding Great Panther Shares on an undiluted basis and without giving effect to the exercise or exchange of any Beadell Options or Beadell Performance Rights prior to the implementation of the Scheme.

Impact of Beadell Options and Beadell Performance Rights

Prior to the implementation of the Scheme, all outstanding Beadell Options will be exercised in exchange for Beadell Shares or will lapse or be terminated in accordance with the Beadell Option Plan and all outstanding Beadell Performance Rights will vest and be exchanged for Beadell Shares in accordance with the Beadell Performance Rights Plan. The holders of such Beadell Shares will receive Great Panther Shares at the Exchange Ratio.

As at the date hereof, there are 27,800,000 Beadell Options and 4,402,687 Beadell Performance Rights outstanding, which, at the Exchange Ratio, would result in the issuance of an additional 1,720,820 Great Panther Shares and

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272,526 Great Panther Shares, respectively, on the implementation of the Scheme; provided, however, that certain of the Beadell Options are “out of the money” and may not be exercised prior to the implementation of the Scheme.

Great Panther Replacement Warrants

Beadell has entered into binding agreements with in the holders of 100% of the Beadell Warrants to accept the Warrant Consideration in exchange for their outstanding Beadell Warrants on the Scheme becoming Effective. Under such binding agreements, each holder of Beadell Warrants will receive a number of Great Panther Replacement Warrants equal to the number of their Beadell Warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on substantially the same terms and conditions as the original Beadell Warrant.

After giving effect to the Scheme and assuming that all of the holders of Beadell Warrants will have entered into binding agreements to accept the Warrant Consideration, it is anticipated that there will be outstanding Great Panther Replacement Warrants exercisable into a total of: (a) 3,428,032 Great Panther Shares with an exercise price of US$1.317 and an expiry date of May 17, 2022; and (b) 6,321,695 Great Panther Shares with an exercise price of US$1.317 and an expiry date of June 27, 2022.

Beadell Convertible Debentures

Beadell has 10,000 Beadell Convertible Debentures outstanding with a principal amount of US$10,000,000. The implementation of the Scheme will constitute a “Change of Control” (as defined in the Debenture Indenture) of Beadell. In accordance with the terms of the Debenture Indenture, upon the occurrence of a Change of Control, Beadell is required to make a Change of Control Purchase Offer to purchase all Beadell Convertible Debentures on issue at a price per Beadell Convertible Debenture equal to 105% of the principal amount, plus accrued and unpaid interest (referred to herein as the “Change of Control Offer Price”). It is a condition precedent to completion of the Scheme that holders of Beadell Convertible Debentures agree in writing, before 8:00 a.m. on the Second Court Date, to either: (a) accept the Change of Control Purchase Offer; or (b) waive the obligation of Beadell to make the Change of Control Purchase Offer and consent to the entering into of a supplemental indenture in respect of the Beadell Convertible Debentures.

Notwithstanding the condition precedent, Great Panther has disclosed in its November 30, 2018 news release that it intends to: (i) enter into an amended and restated or supplemental Debenture Indenture pursuant to which Great Panther will expressly assume the obligations of Beadell under the Debenture Indenture (including funding for the Change of Control Purchase Offer), and the holders of Beadell Convertible Debentures will be entitled to receive Great Panther Shares on the conversion thereof, and (ii) make the Change of Control Purchase Offer following completion of the Transaction in accordance with the terms of the Debenture Indenture.

If not less than 90% of the Beadell Convertible Debentures are tendered to the Change of Control Purchase Offer, then Great Panther will have the right, but not the obligation, to redeem the remaining outstanding Beadell Convertible Debentures at the Change of Control Offer Price.

If fewer than 90% of the Beadell Convertible Debentures are tendered to the Change of Control Purchase Offer, then such outstanding debentures shall continue to represent debt obligations of Great Panther in accordance with the terms thereof.

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Financing Arrangements

General

As at September 30, 2018, Great Panther had approximately US$58 million in cash and short term deposits, US$65 million in net working capital and no debt. Immediately following the implementation of the Scheme, it is anticipated that the Merged Group will have pro forma outstanding borrowings as at September 30, 2018 of approximately US$69.4 million, as a result of the financial arrangements described below and the assumed repayment of the Beadell Convertible Debentures.

A number of the conditions precedent to the completion of the Scheme in favour of Great Panther are directed at securing the agreement of the creditors of Beadell to a restructuring of Beadell’s liabilities in order to help the Merged Group manage cash flows from Tucano. These key agreements are summarized as follows:

MACA

Great Panther has entered into the MACA Consent Agreement with MACA Limited and MACA Mineracao e Construcao Civil Limitada with respect to modifications to the MACA Agreement. Under the MACA Consent Agreement, MACA has agreed to consent to the change of control to Beadell resulting from the completion of the Scheme and keep the outstanding loan in place with a term to June 2022 and the following amendments with effect from the date of implementation of the Scheme:

	Original Loan	As Amended
Principal Amount	A$54.7 million	A$54.7 million
% of the net cash proceeds from any third-party debt or equity financing required to be paid to MACA and applied against the outstanding balance of the loan	30%	10%
% of the net proceeds from any exercise of warrants required to be paid to MACA and applied against the outstanding balance of the loan	30%	20%
Principal repayment of loan during 2019	A$12.0 million	A$16.5 million
Ultimate parent guarantee	Full balance	First A$6.0 million of repayments
Principal repayment of loan during 2020	A$18.0 million	A$18.0 million
Conversion right	100% of Loan into Beadell Shares(1)	A$15.0 million into Great Panther Shares(2)

Notes:

(1)	Conversion is subject to shareholder approval.

(2)	MACA’s conversion right under the amended terms provides for a limit of A$5 million in each quarter following the Implementation Date at a 5% discount to the 20-day volume weighted average price. Any principal amount of the loan which is converted to Great Panther shares will reduce the outstanding balance of the loan, with 50% to be applied to reduce the remaining monthly payments on a pro-rata basis with the exception of the A$6 million guaranteed payments.

The Merged Group will otherwise continue to be liable for the payment of the amounts payable under the MACA Agreement.

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Bank Indebtedness

The Merged Group will continue to be liable for the payment of the following bank indebtedness of Beadell:

(a)	Santander – Itaú Facility. As of September 30, 2018 the Santander – Itaú Facility was US$12.5 million (A$17.3 million) and is scheduled to be repaid in full by April 2019, with scheduled repayments in October 2018 (US$2.5 million), January 2019 (US$5 million) and April 2019 (US$5 million). In respect of the Santander – Itaú Facility, Beadell’s subsidiaries have provided security in the form of a fiduciary lien over the issued shares of Beadell Brasil Limitada and a pledge over the mineral rights at Tucano; and

(b)	Unsecured Interest Bearing Bank Facilities. As of September 30, 2018, Beadell had US$16.7 million (A$23.1 million) in unsecured interest bearing bank facilities, in the form of advances on currency exchange contracts, which were fully drawn as of September 30, 2018. These advances are due for repayment on November 19, 2019.

Loan Agreement

Great Panther and Beadell have entered into the Loan Agreement pursuant to which Great Panther has agreed to advance to Beadell and Beadell Brasil, as joint and several borrowers, a non-revolving term loan in the principal amount of US$5,000,000, the proceeds of which are being used by Beadell for working capital requirements.

Pursuant to the Loan Agreement, the outstanding balance of the loan bears interest at the rate of 14% per year in arrears until and including January 15, 2019 (which maturity date may be extended by mutual agreement for an additional 30 days). The loan is unsecured. In accordance with the Loan Agreement, Beadell and Beadell Brasil have agreed to prepay the outstanding principal balance of the loan (but not accrued and unpaid interest thereon) in an amount equal to 100% of all proceeds of PIS (Programas de Integração Social e de Formação do Patrimônio do Servidor Público) and COFINS (Contribuição para Financiamento da Seguridade Social) refunds, immediately upon receipt of such proceeds by Beadell or Beadell Brasil. In connection with the execution of the Loan Agreement, Beadell has agreed to pay to Great Panther a structuring fee in an amount equal to US$50,000, payable from the proceeds of the loan.

Other financing considerations

The Merged Group does not anticipate having any indebtedness following the Implementation Date, except as described above and trade creditors incurred in the ordinary course of business.

Pro Forma Consolidated Financial Information for the Merged Group

The pro forma condensed consolidated financial statements of the Merged Group are set out in Appendix F to this Management Information Circular and should be read in conjunction with the financial information concerning Great Panther that is incorporated by reference in to this Management Information Circular and the financial information concerning Beadell set out in Appendix E.

The pro forma condensed consolidated financial statements of the Merged Group included as Appendix F to this Management Information Circular are presented for illustrative purposes only and are not necessarily indicative of: (a) the financial results that would have occurred had the Scheme actually occurred at the times contemplated as disclosed in the notes to the unaudited pro forma condensed consolidated financial statements of the Merged Group; or (ii) the results expected in future periods.

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Board and Management of the Merged Group

Board of Great Panther

On implementation of the Scheme, the board of the Merged Group will be comprised of: R.W. (Bob) Garnett, Robert A. Archer, John Jennings, W.J. (James) Mullin, Elise Rees, James M. (Jim) Bannantine, Jeffrey R. Mason, and Dr. Nicole Adshead-Bell, Beadell’s current Chief Executive Officer and Managing Director.

Biographies of each are summarised below.

R.W. (Bob) Garnett, CPA, CA, ICD.D, Director. Mr. Garnett is a Chartered Professional Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007, he completed the Certified Directors Program with the Institute of Corporate Directors with the designation of ICD.D. In 2012, he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance of the Province of British Columbia, which appointment expired in June 2018. The Financial Institutions Commission is an agency of the provincial government, which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Garnett also currently serves on the board of Media Valet Inc., a Vancouver based company that provides cloud based digital asset management software to many of the world’s leading brands. Mr. Garnett is also chair of the Audit Committee of Media Valet Inc. and has served as President of a world ranked golf facility located near Merritt, British Columbia from 2012 to 2015.

Robert A. Archer, P. Geo., Director. Mr. Archer has been a Director of Great Panther since 2004.  He also served as President and Chief Executive Officer of Great Panther from April 2004 to July 2012 and from May 2013 to August 2017.  Mr. Archer has a B.Sc. (Hons.) degree in Geology from Laurentian University in Ontario and is a registered Professional Geologist.  He has more than 15 years of experience working with major mining companies including Newmont Exploration Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd., and Noranda Exploration Inc.  In the past 22 years, he has held various positions at the senior management level of junior exploration and producing companies.  Mr. Archer also served as Chair of the Board of Directors and chair of the Audit Committee of Altair Gold Inc. from 2006 to 2014.  Altair Gold Inc. is a junior gold exploration company.  Mr. Archer was also the President and Chief Executive Officer and a Director of Cangold Limited, a junior mineral exploration company which was acquired by Great Panther on May 27, 2015. Since March 1, 2018, Mr. Archer has been a Director of Newrange Gold Corp., an exploration and development company focused on near to intermediate term gold production opportunities Since March 20, 2018, he has served as a Director of Prize Mining Corporation, a Calgary based junior mining issuer engaged in the acquisition, exploration and development of mining properties.

John Jennings, CFA, Director. Mr. Jennings is employed as Practice Lead, Director and Executive Search with WATSON Advisors Inc., a leading boutique focused on corporate governance and recruiting board directors and executive talent since October 2017. Previously, he was a Senior Client Partner with Korn Ferry International, a global organizational and people advisory firm and the world’s largest provider of executive search from March 2012 to May 2017.  Prior to that, his roles included executive leadership in real estate and in investment banking in Canada and the UK for twenty-six years.  He earned a Master of Business Administration degree from London Business School, and a Bachelor of Science degree in Chemistry from Western University.  He also holds the designation of Chartered Financial Analyst.

W.J. (James) Mullin, Director. Mr. Mullin is a retired Professional Engineer in the province of British Columbia. He is a graduate of Colorado School of Mines (Mining Engineering) and spent thirty-three years with Newmont Mining Corporation. After advancing through progressively senior roles at the Similkameen Mine in Princeton, BC (now Copper Mountain), he was appointed Vice President and General Manager of the operation. In 1989, he moved to Nevada where he managed several of Newmont’s operations. His career culminated in the position of Senior Vice President of North American Operations. His responsibilities included the management of open pit and underground mines, and processing plants in Canada, the United States and Mexico. He retired from Newmont in 2001. Mr. Mullin has a lengthy, successful history of establishing safety and production records, with particular emphasis on cost reduction, improving efficiencies and developing operating synergies between mine sites. Through a series of mergers and acquisitions, Mr. Mullin became skilled at the integration and reorganization of operations to achieve substantial improvements in processes and cost savings.

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During the six years prior to the date of this Information Circular he has acted as an independent consultant in the mining industry and owned and operated a mid-sized cattle ranch.

Elise Rees, FCPA, FCA, ICD.D, Director. Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for profit organizations, including as board chair, treasurer, and audit and finance committee chair. She currently sits on the boards of Alcanna Inc., Enmax Corporation and Westland Insurance, as well as the Greater Vancouver Board of Trade. Ms. Rees retired in June 2016 after a thirty-five-year career in professional accountancy. She spent eighteen years as a partner with Ernst & Young, LLP with the last 14 years of her tenure focused on acquisitions, mergers and corporate reorganizations. She has a breadth of experience in a large variety of industries with specific focus on mining, infrastructure, transportation, technology, real estate, retail and distribution. Ms. Rees has been recognized for her leadership with the designation of Fellow Chartered Professional Accountant and Fellow Chartered Accountant in 2010; Community Builder Award, Association of Women in Finance (2012); Influential Woman in Business Award (2007); and the Ernst & Young Rosemarie Meschi Award for Advancing Gender Diversity (2007). She was also recognized as one of the Top 100 Most Powerful Women in Canada in 2015 by Women’s Executive Network. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland and is a graduate of the ICD-Rotman Directors Education Program with the designation of ICD.D.

James M. (Jim) Bannantine, PE, MBA, Director, President & Chief Executive Officer. Mr. Bannantine has more than twenty years’ experience in senior management level roles in both private and public companies spanning several industries. Before joining Great Panther Silver, Mr. Bannantine served as President and Chief Executive Officer of Aura Minerals Inc., a mid-tier gold and copper production company focused on the development and operation of gold and base metal projects in the Americas, for six years. He was also the co-founder and Managing Partner of Atlantic Capital Group for five years. Prior to Atlantic Capital Group, Mr. Bannantine had served as President and Chief Operating Officer of Broadwing Corporation for four years and held several positions over ten years at Enron Corporation culminating as CEO of Enron South America. He holds a Master of Business Administration from the Wharton School of the University of Pennsylvania and a Bachelor of Science, Mechanical Engineering concentration, from West Point. He is a licensed Professional Engineer, fluent in Spanish and Portuguese, and has served twelve years in the US Army Corps of Engineers.

Jeffrey R. Mason, B Com., CPA, CA, ICD.D, Director. Mr. Mason is a Chartered Professional Accountant and holds an Institute of Corporate Directors designation. Over the past 25 years he served on over 20 public company’s boards. He is experienced in exploration, development, construction and operation for silver, gold, copper, nickel, lead, zinc, platinum group metals and diamond projects in the Americas, Asia and Africa.  In 2004 he was awarded the BC Ernst & Young Entrepreneur of the Year Award (Natural Resources Category). He also worked for 15 years for the Hunter Dickinson group, where he performed a variety of roles including Principal, Chief Financial Officer and Corporate Secretary. Mr. Mason served as Director and Audit Chair for eight years at Coastal Contacts Inc. (sold to Essilor International in 2014). He began his career with Deloitte LLP as a Chartered Accountant, followed by eight years at Homestake Mining Company (merged with Barrick Gold Corporation) and also served as Chief Financial Officer of Wellgreen Platinum Ltd. from 2012 to 2016. Mr. Mason also sits as an independent board member of one TSX company and three TSX Venture Exchange listed issuers, one of which is inactive. Although the activity levels of these TSX Venture Exchange issuers is limited relative to Great Panther, Mr. Mason’s independent directorship of these companies provides the benefits of his years of public company experience to guide their development. The balance of Mr. Mason’s professional activities is spent providing financial and operations advisory consulting services.

Dr. Nicole Adshead-Bell, Proposed Director. Dr. Adshead-Bell is a geologist with over 20 years of capital markets and natural resource sector experience. From 2015 to 2018, she was the President of Cupel Advisory Corp., an advisory firm focused on investments in the natural resource sector. From 2012 to 2015, Dr. Adshead-Bell was the Director of Mining Research at Sun Valley Gold LLC (SVG), a US-based Securities Exchange Commission registered investment advisor focused on the precious metals sector. Prior roles include: Managing Director, Investment Banking

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at Haywood Securities, where she concentrated on building the company’s M&A and financing business in the mining sector; sell-side analyst at Dundee Securities; and buy-side analyst at SVG.

Management of the Merged Group

The key management team of the Merged Group following implementation of the Scheme will include James M. Bannantine, Jim Zadra, Brian Peer, Samuel Mah, Mariana Fregonese, Christopher Richards, Aoife McGrath and Luis Pablo Diaz.

Biographies of each are summarised below.

James M. (Jim) Bannantine, PE, MBA, Director, President & Chief Executive Officer

See the biographical information for Mr. Bannantine above under the heading “Board of the Merged Group”.

Jim Zadra, CPA, CA, MBA, Chief Financial Officer

Mr. Zadra joined Great Panther in September 2011 and has responsibility for corporate finance, including financial reporting, planning & forecasting, taxation, and treasury. Mr. Zadra is a Chartered Professional Accountant and has over 15 years of experience in senior corporate finance roles with significant experience in the areas of financial reporting, taxation, strategic planning, capital markets, M&A and corporate governance.

Prior to joining Great Panther, Mr. Zadra served over three years as Chief Financial Officer and Corporate Secretary of DDS Wireless International Inc.). Prior to DDS he was Vice President of Finance, North America, at Sophos, (2003-2008) a leading global information technology security company with offices in 19 countries. Mr. Zadra has also held senior roles at ActiveState Corporation, Canaccord Capital and Deloitte LLP, and has served as a director for several venture stage public companies. Mr. Zadra holds a Master of Business Administration degree from Queen’s University and a Bachelor of Commerce degree from the University of British Columbia.

Brian Peer, B.A. Sc, Vice President Operations, Mexico

Mr. Peer was appointed Vice President of Operations, Mexico in August 2017 and has more than 30 years of mining experience including 19 years in senior management. Most recently, he was General Manager with Red Eagle Mining in Colombia, responsible for implementing new narrow vein mining methods. Previously, Mr. Peer held the position of Country Manager, Mexico for Alamos Gold, where he was responsible for the safe and efficient operation of two mines and the development of two additional underground mines. Mr. Peer also worked for Coeur Mining and for ten years at Barrick Gold. He is a graduate from the University of Texas El Paso with a Bachelor of Science degree in Geology and is fluent in Spanish.

Samuel Mah, P.Eng., M.A.Sc, Vice President, Technical Services

Mr. Mah joined Great Panther in April 2017 as Vice President Corporate Development with the responsibility of identifying and evaluating acquisition opportunities to meet Great Panther Silver’s growth objectives.

Mr. Mah has more than 20 years of experience in the mining industry and was most recently employed at Silver Wheaton Corp. as Senior Director Project Evaluations where he was a key player in conducting the technical appraisal and due diligence reviews for their streaming deals. During his tenure of more than eight years, he evaluated over 300 projects and mines spread across 43 countries. Prior to Silver Wheaton Corp., he held engineering roles with AMEC Americas (Metals and Mining), SRK Consulting (Canada) Inc., Goldcorp Inc. and Placer Dome Inc. (now Barrick Gold Corporation). Mr. Mah is a Registered Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering, and a Master of Applied Science degree, both from the University of British Columbia.

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Mariana Fregonese, Vice President, Social Responsibility

As Vice President, Social Responsibility Mrs. Fregonese leads Great Panther’s overarching social responsibility and stakeholder engagement strategy. Mrs. Fregonese joined Great Panther in 2007 and since 2014 has been committed to advancing social and sustainable development of the local communities in which Great Panther operates.

Mrs. Fregonese is responsible for a diverse portfolio, focused on building strategic partnerships and fostering relationships with communities, governments, public agencies, non-government organizations, and other stakeholders to maximize the benefits of mining locally, and to achieve effective and sustainable community development. Mrs. Fregonese holds a Bachelor’s Degree in Occupational Therapy (Hons) from the University of Buenos Aires, Argentina. She is a certified Sustainability Practitioner (CSR-P).

Christopher Richards, CPA, CA, Vice President Finance

With over 14 years in the mining industry and as a Chartered Professional Accountant, Mr. Richards brings broad experience in all aspects of financial management, reporting, technical accounting, risk advisory, corporate finance and tax management. Prior to joining Great Panther, Mr. Richards served as a senior financial consultant at various mining companies in Vancouver, providing his expertise to merging and newly formed project development-staged entities. Prior to that, he spent seven years as the Vice President Finance and Corporate Secretary of Kyzyl Gold Ltd., was Corporate Controller at NovaGold Resources and a Senior Manager at KPMG LLP.

Mr. Richards holds a Bachelor of Business Administration degree from Simon Fraser University and a Certificate in Mining Studies from the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia.

Aoife McGrath, BScGeol, MScMinExpl, MScEngGeol, Vice President, Exploration

Ms. McGrath has 20 years of experience in the mining industry, having worked in multiple jurisdictions globally and predominantly in gold mining and exploration. Most recently, Ms. McGrath spent more than five years with Alamos Gold as Vice President Exploration and prior to that Director of Exploration and Corporate Development, being responsible for six exploration departments in four countries and managed annual budgets of up to US$36 million. Prior to joining Alamos, Ms. McGrath was Executive Director of Exploration at Carbine Resources, where she built the exploration team from scratch and directed the initial exploration programs in Burkina Faso. She also worked for Red Back Mining as Exploration Manager of the Chirano Mine in Ghana, where she led the team to the discovery of the Akwaaba Underground Deposit and as a Senior Exploration Geologist for AngloGold Ashanti at the Geita Gold Mine in Tanzania.

Luis Pablo Diaz, B.Sc.Eng, Country Manager, Brazil

Mr. Diaz is a mining engineer with over 18 years of international experience ranging from open pit and underground mine planning, production and management; advancing new projects through feasibility and into construction; contract mining and mining consulting. Mr. Diaz is a Brazilian national, nationalised Australian, resides in Brazil and speaks fluent Portuguese, English and Spanish.

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RISK FACTORS

You should consider carefully the following risk factors, as well as the risk factors identified elsewhere in this Management Information Circular and in the documents incorporated herein by reference before deciding whether to vote for the Great Panther Scheme Resolution. In particular, an extensive list of risk factors relating to the business of Great Panther is set forth in Great Panther’s annual information form, dated March 23, 2018, for the year December 31, 2017, and such risk factors are incorporated in this Management Information Circular by reference. Risk factors relating to the business of Beadell are set forth in Appendix E.

This section does not take into account the investment objectives, financial situation, position or particular needs of Great Panther Shareholders. Each Great Panther Shareholder should consult their legal, financial or other professional adviser if they have any queries.

Risks relating to the Scheme

Completion of the Scheme is subject to several conditions that must be satisfied or waived

The Scheme is subject to a number of conditions which are contained in clause 3 of the Scheme Implementation Deed. There can be no certainty, nor can Great Panther or Beadell provide any assurance, that these conditions will be satisfied or waived (where applicable), or if satisfied or waived (where applicable), when that will occur. In addition, several of the conditions precedent to the Scheme are beyond the control of Great Panther or Beadell, including, but not limited to, required regulatory and third-party approvals and consents.

If for any reason the conditions to the Scheme are not satisfied or waived (where applicable) and the Scheme is not completed, the market price of Great Panther Shares may be adversely affected.

The Scheme Implementation Deed may be terminated by Great Panther or Beadell in certain circumstances

Each of Great Panther and Beadell has the right to terminate the Scheme Implementation Deed in certain circumstances. See the section entitled “The Scheme Implementation Deed – Termination Rights”. Accordingly, there is no certainty that the Scheme Implementation Deed will not be terminated by either Great Panther or Beadell before the implementation of the Scheme.

If the Scheme Implementation Deed is terminated, there is no assurance that Great Panther will be able to find an acquisition that provides the benefits anticipated from the acquisition of Beadell.

Following the implementation of the Scheme, the Merged Group may not realize all of the anticipated benefits of the Scheme.

Great Panther believes that the Scheme will provide benefits to Great Panther as described elsewhere in this Management Information Circular. However, there is a risk that some or all of the expected benefits of the Scheme may fail to materialize, or may not occur within the time periods anticipated by Great Panther. The realization of such benefits may be affected by a number of factors, including tax and regulatory considerations and decisions, many of which are beyond the control of Great Panther and Beadell.

The challenge of combining previously independent businesses makes evaluating the business and future financial prospects of Great Panther following the Scheme difficult. Great Panther and Beadell have operated and, until completion of the Scheme, will continue to operate, independently. The past financial performance of each of Great Panther and Beadell may not be indicative of their future financial performance. Realization of the anticipated benefits in the Scheme will depend, in part, on the Merged Group’s ability to successfully integrate Great Panther and Beadell. The Merged Group will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Scheme and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the Great Panther Shares following the Scheme. The coordination process may also result in additional and unforeseen expenses.

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Failure to realize all of the anticipated benefits of the Scheme may impact the financial performance of the Merged Group and the price of the Great Panther Shares.

The announcement and pendency of the Scheme could adversely affect Great Panther’s and Beadell’s business, results of operations and financial condition.

The announcement and pendency of the Scheme could cause disruptions in and create uncertainty surrounding Great Panther’s and Beadell’s business, including affecting Great Panther’s and Beadell’s relationships with its existing and future partners, financiers and employees, which could have an adverse effect on Great Panther’s and Beadell’s business, results of operations and financial condition, regardless of whether the Scheme is completed. In particular, Great Panther and Beadell could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Scheme. In addition, Great Panther and Beadell have expended, and continue to expend, significant management resources in an effort to complete the Scheme, which are being diverted from Great Panther’s and Beadell’s day-to-day operations.

If the Scheme is not completed, the price of the Great Panther Shares may fall to the extent that the current price of the Great Panther Shares reflects a market assumption that the Scheme will be completed. In addition, the failure to complete the Scheme may result in negative publicity or a negative impression of Great Panther in the investment community and may affect Great Panther’s relationship with employees and other partners in the business community.

Great Panther and Beadell will incur transaction fees and costs in connection with the Scheme.

Great Panther and Beadell have incurred and expect to incur additional material non-recurring expenses in connection with the Scheme and completion of the transactions contemplated by the Scheme Implementation Deed, obtaining required shareholder approval, as applicable, and regulatory approvals. Great Panther and Beadell have incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the Scheme. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of Great Panther and Beadell after completion of the Scheme. Even if the Scheme is not completed, Great Panther and Beadell will need to pay certain costs relating to the Scheme incurred prior to the date the Scheme was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition.

Significant demands will be placed on the Merged Group as a result of the Scheme.

As a result of the pursuit and completion of the Scheme, significant demands will be placed on the managerial, operational and financial personnel and systems of the Merged Group. The future operating results of the Merged Group will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the Scheme.

While the Scheme Implementation Deed is in effect, Great Panther and Beadell are subject to restrictions on their business activities.

Under the Scheme Implementation Deed, Great Panther and Beadell are subject to certain restrictions on the conduct of their business and generally must operate their business in the ordinary course prior to completing the Scheme (unless Great Panther or Beadell obtains the other’s consent, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict Great Panther’s and Beadell’s ability to exercise certain of its business strategies. These restrictions may prevent Great Panther and Beadell from pursuing otherwise attractive business opportunities, making certain acquisitions or making changes to Great Panther’s and Beadell’s businesses prior to the completion of the Scheme or termination of the Scheme Implementation Deed, as applicable. In addition, these restrictions may prevent Great Panther and Beadell from making certain investments, selling assets, engaging in capital expenditures in excess of certain agreed limits and incurring indebtedness prior to the completion of the Scheme or termination of the Scheme Implementation Deed, as applicable. These restrictions could have an adverse effect on Great Panther’s and Beadell’s business, financial results, financial condition or stock price.

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Cautionary Statement regarding Technical Information

Information concerning the properties and operations of Great Panther have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of Australian securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Information Circular have been prepared in accordance with NI 43-101 and the CIM definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

The scientific and technical information regarding the Tucano Gold Project included in the section titled “The Tucano Gold Project” of Appendix E of this Management Information Circular, including the reserve and resource estimates as of June 30, 2017, has been derived from the NI 43-101 compliant Tucano Technical Report. However, the scientific and technical information regarding the Tucano Gold Mine included in the section titled “Tucano Gold Mine’s key Ore Reserve and Mineral Resources as at June 30, 2018” in Appendix E of this Management Information Circular and presented elsewhere in this Management Information Circular as of June 30, 2018 is based upon Beadell’s ASX release dated December 4, 2018 entitled “Annual Resource and Reserve Statement Update” which has been prepared in accordance with the 2012 JORC Code. CIM definitions of the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, are substantially similar to the 2012 JORC Code corresponding definitions of the terms “ore reserve”, “proved ore reserve”, “probable ore reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, respectively. Estimates of mineral resources and mineral reserves prepared in accordance with the 2012 JORC Code would not be materially different if prepared in accordance with the CIM definitions applicable under NI 43-101. There can be no assurance that those portions of mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.

The technical information in this Management Information Circular is derived from Great Panther’s technical reports and, where related to the Tucano Gold Mine, has also been reviewed by Mr. Robert Brown, P.Eng. Mr. Brown is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia. He was the VP Exploration of Great Panther until December 31, 2016 and is currently a consultant to Great Panther.

Except in specified circumstances, if the Scheme is not completed by the End Date, either Great Panther or Beadell may choose not to proceed with the Scheme.

Either Great Panther or Beadell may terminate the Scheme Implementation Deed if the Scheme has not been completed by the End Date. However, this right to terminate the Scheme Implementation Deed will not be available to Great Panther or Beadell if the failure of such party to fulfill any material obligation under the Scheme Implementation Deed has been the cause of or resulted in the failure of the Scheme to be completed on or before such time. For more information, see the section entitled “The Scheme Implementation Deed – Termination Rights.”

Resales of Great Panther Shares following completion of the Scheme may cause the market value of Great Panther Shares to decline.

As at the date hereof, Great Panther expects that it will issue approximately 103,594,861 Great Panther Shares to Beadell securityholders on the Implementation Date in connection with the Scheme (approximately 61.2% of the number of Great Panther Shares presently outstanding). In addition, Great Panther may issue up to an additional 37,542,050 Great Panther Shares in connection with the Scheme upon the exercise, exchange or conversion of the Beadell Options, Beadell Performance Rights, Great Panther Replacement Warrants, Beadell Convertible Debentures and the MACA Agreement (as amended by the MACA Consent Agreement). The issuance of these Great Panther Shares could have the effect of depressing the market value for Great Panther Shares. The increase in the number of Great Panther Shares may lead to sales of such Great Panther Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, Great Panther Shares.

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The market value of Great Panther Shares may decline as a result of the Scheme.

The market value of Great Panther Shares may decline as a result of the Scheme if, among other things, the Merged Group is unable to achieve the expected growth in production, optimization and improvement in Beadell’s operations and other benefits outlined in the sections titled “Great Panther’s Reasons for the Scheme” are not realized. The Merged Group may also face integration challenges, expected benefits of the integration of Great Panther’s and Beadell’s businesses may not be realized, and transaction costs related to the Scheme my be greater than expected. The market value also may decline if the Merged Group does not achieve the perceived benefits of the Scheme as rapidly or to the extent anticipated by the market or if the effect of the Scheme on the Merged Group’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

Risks relating to the Merged Group

The risk factors relating to: (a) the business of Great Panther as set forth in Great Panther’s annual information form, dated March 23, 2018, for the year December 31, 2017 and incorporated by reference into this Management Information Circular; and (b) the business of Beadell as set forth in Appendix E to this Management Information Circular, will be amongst the risk factors facing the Merged Group after giving effect to the Scheme. Where such risk factors address operational, commercial, legal or regulatory matters in Mexico and/or Peru, such risk factors should be read to also include Brazil.

In addition to the risk factors included or incorporated by reference into this Management Information Circular, the following are additional risk factors in respect of the Merged Group after giving effect to the Scheme that you should consider.

There can be no assurance that the Merged Group will be able to secure the funds necessary to finance the optimization and further development of the Tucano Gold Mine in a manner that will increase value to shareholders.

Upon completion of the Scheme, substantial expenditures will be required to optimize, develop and to continue with the exploration of the Tucano Gold Mine and near mine exploration targets. In order to explore and develop Tucano, the Merged Group may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, further mining and infrastructure feasibility studies. The Merged Group may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Merged Group to achieve sufficient cash flows from internal sources and obtain necessary funding through equity financing, joint ventures, debt financing, or other means, depends upon a number of factors, including the state of the worldwide economy and the price of gold, silver and other metals. The Merged Group may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing as and when needed for these or other purposes on terms that are favorable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development and may cause the Merged Group to forfeit rights in some or all of its properties or reduce or terminate some or all of its planned operations.

Exploration and Development Risks Associated with the Tucano Gold Mine.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Merged Group with respect to the Tucano Gold Mine may be affected by numerous factors that are beyond the control of the Merged Group and that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties,

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allowable production, importing and exporting minerals and environmental protection, the combination of which factors may result in the Merged Group not receiving an adequate return of investment capital.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the mineral exploration and development activities of the Merged Group will result in discoveries of commercial bodies of ore. The long-term profitability of the Merged Group’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Changes to Beadell’s reserves and resources for the Tucano Gold Mine will be updated in the future and are likely to change during that process.

Beadell has advised Great Panther that the reserve and resource estimates for the Tucano Gold Mine will be updated in the future and are likely to change during that process. Factors that will influence these changes may include, but not be limited to, ongoing depletion from mining activities, changes to the reserve and resource modelling parameters, and additional drilling information. The overall impact of these updates is uncertain; however, Beadell and Great Panther anticipate that it may result in a reduction of the reserve and resource figures reported by Beadell to the ASX on December 4, 2018.

Great Panther may not have discovered undisclosed liabilities of Beadell.

In the course of the due diligence review of Beadell that Great Panther conducted prior to the execution of the Scheme Implementation Deed, Great Panther may not have discovered, or may have been unable to quantify, undisclosed liabilities of Beadell and its subsidiaries and the Merged Group will not be indemnified for any of these liabilities. If Beadell has undisclosed liabilities, the Merged Group as a successor owner may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of Great Panther and on the value of the Great Panther Shares after the consummation of the Scheme.

The consolidated pro forma financial information of Great Panther and Beadell is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Merged Group following the Scheme.

The consolidated pro forma financial information included in Appendix F to this Management Information Circular has been prepared using the consolidated historical financial statements of Great Panther and Beadell, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the Merged Group following the Scheme. In addition, the consolidated pro forma financial information included in this Management Information Circular is based in part on certain assumptions regarding the Scheme. These assumptions may not prove to be accurate, and other factors may affect the Merged Group’s results of operations or financial condition following the Scheme. Accordingly, the historical and pro forma financial information included in this Management Information Circular does not necessarily represent the Merged Group’s results of operations and financial condition had Great Panther and Beadell operated as a combined entity during the periods presented, or of the Merged Group’s results of operations and financial condition following completion of the Scheme. The Merged Group’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the pro forma financial information contained in this Management Information Circular, Great Panther has given effect to, among other items, the completion of the Scheme and the payment of the Scheme Consideration. The consolidated pro forma financial information does not reflect all of the costs that are expected to be incurred by Great Panther and Beadell in connection with the Scheme. For more information, see the consolidated pro forma

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financial statements of the Merged Group, attached as Appendix F to this Management Information Circular.

Ability to service debt

Great Panther has historically not had any material debt. However, after giving effect to the Scheme Great Panther will assume certain indebtedness of Beadell as described elsewhere in this Management Information Circular. Great Panther’s ability to service this debt and other obligations will depend on its future performance and cash flows which to a certain extent are subject to general economic, financial, competitive, legislative, regulatory and other factors, including the price of gold, silver and other metals, many of which are beyond its control. Great Panther’s historical financial results (on a pro forma basis) have been, and it is anticipated that Great Panther’s future financial results will continue to be, subject to fluctuations. Cash flows can vary and the Merged Group’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations. Any inability to secure sufficient debt funding (including to refinance on acceptable terms) or to service its existing and new debt may have a material adverse effect on Great Panther’s financial performance and prospects.

Risks related to the Debenture Indenture

Beadell has 10,000 Beadell Convertible Debentures outstanding with an aggregate principal amount of US$10,000,000, the terms of which are governed by the Debenture Indenture. In accordance with the Scheme, Great Panther will assume the obligations of Beadell under the Debenture Indenture and the Beadell Convertible Debentures. The Debenture Indenture restricts the ability of Beadell, and will restrict the ability of Great Panther, to incur additional secured indebtedness. If Great Panther is unable to amend the terms of the Debenture Indenture, it may not be able to obtain additional secured debt financing on terms acceptable to it, or at all. In addition, following completion of the Transaction, Great Panther will be required to make the Change of Control Purchase Offer, which, if accepted, will require Great Panther to repurchase the Beadell Convertible Debentures in accordance with the terms of the Debenture Indenture.

Litigation risk

All industries, including the mining industry, are subject to legal claims, with and without merit. The Merged Group may become involved in legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material effect on the Merged Group’s financial position or results of operations.

The Merged Group may be subject to governmental and regulatory investigations, civil claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in regulatory actions and litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal.

Management is committed to conducting business in an ethical and responsible manner, which it believes will reduce the risk of legal disputes. However, if the Merged Group is subject to legal disputes, there can be no assurances that these matters will not have a material adverse effect on the Merged Group’s business, financial condition, results of operations, cash flows or prospects.

Great Panther is currently not party to any material legal proceedings.

Beadell is subject to certain litigation with respect to environmental damages in Brazil. See the section entitled “Information Concerning Beadell Resources Limited – Legal Proceedings”.

Corruption and fraud in Brazil relating to ownership of real estate.

Under Brazilian law, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate real estate registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, a real estate registry office may register deeds with errors, including duplicate and/or fraudulent entries, and,

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therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Merged Group’s ability to operate, although ownership of mining rights are separate from ownership of land.

Restrictions to the acquisition of rural properties by foreign investors or Brazilian companies under foreign control

Non-resident individuals and non-domiciled foreign legal entities are subject to restrictions for the acquisition or lease for agricultural purpose, or arrendamento, of rural properties in Brazil. Limitations also apply to legal entities domiciled in Brazil controlled by foreign investors, such as the Merged Group’s subsidiaries through which the Merged Group will operate in Brazil. The limitations are set forth mainly in Law No. 5,709/1971 and in Decree No. 74,965/1974.

Until 2010, limitations imposed on the acquisition of rural property did not apply to Brazilian companies under foreign control. However, an opinion issued by the General Counsel of the Federal Government Office of Brazil significantly changed the interpretation of the applicable laws at the time. Accordingly, Brazilian companies that have the majority of their capital stock owned by foreign individuals and legal entities domiciled abroad are deemed “foreign investors” for the purposes of application of the restrictions on the acquisition of rural property in Brazil. The legality of such opinion has been and is currently being challenged, however prior challenges to the opinion have been unsuccessful.

A foreign investor or a Brazilian company under foreign control may only acquire rural property in Brazil without breaching the aforementioned opinion if certain conditions are met, including, among others, prior approval by the Brazilian Ministries or, in certain cases, by the Brazilian Congress. Pursuant to applicable legislation, any agreements regarding the direct or indirect ownership of rural properties by foreign individuals or entities may be considered null and void, as well as any agreements regarding corporate changes which might result in indirect acquisition or arrendamento of rural lands by foreign investors. Accordingly, the Merged Group’s ownership of any such rural properties in Brazil may be subject to legal challenges which could result in a material adverse effect on the Merged Group’s business, results of operations, financial condition and cash flows.

Termination of mining concessions

The Merged Group’s mining concessions may be terminated in certain circumstances. Under the laws of Brazil, mineral resources belong to the federal government and governmental concessions are required to explore for, and exploit, mineral reserves. The Merged Group will hold mining, exploration and other related concessions in each of the jurisdictions where the Merged Group operates and where it will carry on development projects and prospects. The concessions the Merged Group will hold in respect of its operations, development projects and prospects may be terminated under certain circumstances. Termination of any one or more of the Merged Group’s mining, exploration or other concessions could have a material adverse effect on the Merged Group’s financial condition or results of operations.

Inflation in Brazil

In the past, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth. Brazil may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in Brazil and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on the Merged Group. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If Brazil experiences high levels of inflation in the future and price controls are imposed, the Merged Group may not be able to adjust the rates the Merged Group charges the Merged Group’s customers to fully offset the impact of inflation on the Merged Group’s cost structures, which could adversely affect the Merged Group’s results of operations or financial condition.

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Risks related to the change of government in Mexico

On December 1, 2018, a new government took office in Mexico. This new government has demonstrated a drive towards social and environmental responsibility and has tabled bills containing proposed changes to the mining code in Mexico which include, among other things, environmental and indigenous community protections as well as the ability to revoke and rescind permits and existing mining concessions deemed to have a negative social impact. Management of Great Panther is closely monitoring the potential impacts the change in government will have on the mining industry, foreign investment and general economy in Mexico as it will relate to the Merged Group.

THE NAME CHANGE

Reasons for the Name Change

The Transaction will create a new emerging and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential. Management of Great Panther, together with the Great Panther Board, are of the view that a change of Great Panther’s name to “Great Panther Mining Limited” more accurately reflects the business objectives and operations of Great Panther after giving effect to the Scheme, particularly as the Merged Group will change from being a primary silver producer to having gold as its primary metal production by value, followed by silver. Precious metal production for the Merged Group is expected to remain in excess of 90% of production value, based on September 30, 2018 production numbers for Great Panther and Beadell.

Board Discretion

The Board may determine not to implement the Name Change at any time after the Great Panther Meeting and after receipt of necessary regulatory approvals, but prior to the issuance of a certificate of amendment, without further action on the part of the Great Panther Shareholders.

Required Vote

Great Panther Shareholders will be asked to consider and, if thought appropriate, to pass, with or without variation, the Name Change Resolution authorizing the Great Panther Board, in its sole discretion, to effect the Name Change, the text of which resolution is attached in Appendix C hereto.

Pursuant to applicable corporate law, approval of the Name Change Resolution requires the affirmative vote of greater than 50% of the votes cast in respect of such resolution by Great Panther Shareholders present in person or represented by proxy at the Great Panther Meeting.

Trading Symbols

Following the name change, Great Panther does not expect to change the trading symbols of Great Panther on the TSX (“GPR”) or the NYSE (American) (“GPL”).

EXPERTS

GMP Securities L.P. was retained by Great Panther to provide a fairness opinion to the Great Panther Special Committee in respect of the Transaction. As of the date hereof, GMP Securities L.P. owns, directly or indirectly, in aggregate, less than 1% of the outstanding Great Panther Shares.

Deloitte Corporate Finance Pty Limited was retained by Beadell to provide the Independent Expert’s Report.

Certain financial statements relating to Great Panther are incorporated by reference in this Management Information Circular. KPMG LLP in Canada have confirmed that they are independent with respect to Great Panther within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and

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any applicable legislation or regulations and under all relevant US professional and regulatory standards, including PCAOB Rule 3520.

Certain financial statements relating to Beadell have been included in this Management Information Circular. KPMG in Australia has confirmed that they were independent to Beadell within the meaning of the applicable rules and regulations in Australia.

OTHER BUSINESS

The directors and management of Great Panther are not aware of any other business to come before the Great Panther Meeting or any adjournment or postponement thereof other than the matters referred to in the Notice of Special Meeting. However, if any other matter properly comes before the Great Panther Meeting or any adjournment or postponement thereof, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Special Meeting and with respect to other matters that may properly come before the Great Panther Meeting or any adjournment or postponement thereof.

APPROVAL

The contents and sending of this Notice of Special Meeting and Management Information Circular have been approved by the Great Panther Board.

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APPENDIX A
GLOSSARY OF TERMS

Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this Management Information Circular:

“A$” or “Australian dollars” means Australian dollars;

“ACCs” has the meaning ascribed to such term in Schedule 2 of the Scheme Implementation Deed;

“ASIC” means the Australian Securities and Investments Commission;

“Associate” has the meaning ascribed to such term in section 12 of the Australian Corporations Act, as if subsection 12(1) of the Australian Corporations Act included a reference to the Scheme Implementation Deed and Beadell was the designated body;

“ASX” means ASX Limited (ACN 008 624 691) or the Australian Securities Exchange, as the context requires;

“ASX Listing Rules” means the official listing rules of ASX;

“Australian Corporations Act” means the Corporations Act 2001 (Cth) of Australia, as amended from time to time;

“B$” means Brazilian Real;

“Beadell” means Beadell Resources Limited (ACN 125 222 291), a corporation existing under the laws of Australia with its head office at Level 2, 16 Ord Street, West Perth, Western Australia 6005 Australia;

“Beadell Board” means the board of directors of Beadell;

“Beadell Brasil” means Beadell Brasil Ltda., a wholly-owned subsidiary of Beadell;

“Beadell Competing Proposal” means any proposal, agreement, arrangement or transaction (whether or not publicly announced) which, if entered into or completed, would:

(a)	means a Third Party (either alone or together with any Associate) would;

(i)	directly or indirectly acquire a Relevant Interest in, or have a right to acquire, a legal, beneficial or economic interest in, or control of, 20% or more of the Beadell Shares or of the share capital of any material subsidiary of Beadell;

(ii)	acquire control of Beadell or any material subsidiary of Beadell;

(iii)	directly or indirectly acquire or become the holder of, or otherwise acquire or have a right to acquire, a legal, beneficial or economic interest in, or control of, all or a material part of Beadell’s business or assets or the business or assets of the Beadell Group;

(iv)	otherwise directly or indirectly acquire or merge with Beadell or a material subsidiary of Beadell; or

(b)	require Beadell to abandon, or otherwise fail to proceed with, the Transaction,

whether by way of takeover bid, members or creditors scheme of arrangement, shareholder approved acquisition, capital reduction, buy back, sale or purchase of shares, other securities or assets, assignment of assets and liabilities, incorporated or unincorporated joint venture, dual-listed company (or other synthetic merger), deed of company arrangement, any debt for equity arrangement or other transaction or arrangement;

A-1

“Beadell Convertible Debentures” means the debentures with rights of conversion into unissued Beadell Shares issued by Beadell prior to the date of the Scheme Implementation Deed, as further itemized in Schedule 5 to the Scheme Implementation Deed;

“Beadell Convertible Securities” means the Beadell Options and Beadell Performance Rights;

“Beadell Director” means a director of Beadell;

“Beadell Group” means Beadell and each of its subsidiaries;

“Beadell Material Adverse Change” has the meaning ascribed to such term in Schedule 2 of the Scheme Implementation Deed;

“Beadell Meeting” means the meeting to be convened by the Court in relation to the Scheme pursuant to section 411(1) of the Australian Corporations Act;

“Beadell Option” means an option to acquire one unissued Beadell Share as further itemized in Schedule 5 to the Scheme Implementation Deed;

“Beadell Option Plan” means the Employee Option Scheme approved by Beadell Shareholders at the general meeting of Beadell Shareholders held on January 21, 2016;

“Beadell Performance Rights” means the share rights to acquire Beadell Shares outstanding under the Beadell Performance Rights Plan;

“Beadell Performance Rights Plan” means the Long Term Incentive Plan approved by Beadell Shareholders on May 18, 2016;

“Beadell Prescribed Occurrence” has the meaning ascribed to such term in Schedule 2 of the Scheme Implementation Deed;

“Beadell Regulated Event” has the meaning ascribed to such term in Schedule 2 of the Scheme Implementation Deed;

“Beadell Reimbursement Fee” means a fee of A$2.2 million;

“Beadell Scheme Book” refers to the scheme book of Beadell for the Beadell Meeting prepared in accordance with applicable laws in Australia;

“Beadell Scheme Record Date” means the date which is five Business Days after the Effective Date;

“Beadell Scheme Resolution” means a resolution of Beadell Scheme Shareholders (other than Excluded Shareholders) to approve the Scheme;

“Beadell Scheme Shareholder” means a holder of Beadell Shares as at the Beadell Scheme Record Date (other than an Excluded Shareholder);

“Beadell Scheme Shares” means all Beadell Shares held by Beadell Scheme Shareholders as at the Beadell Scheme Record Date;

“Beadell Share” means a fully paid ordinary share in the capital of Beadell;

“Beadell Shareholder” means each person who is registered as a holder of a Beadell Share;

A-2

“Beadell Support Agreements” means the support deeds whereby Beadell Directors, Beadell officers and certain Beadell Shareholders agreed to vote in favour of the Scheme in the absence of a Superior Proposal for Beadell, subject only to the Independent Expert concluding that the Scheme is in the best interest of Beadell Shareholders;

“Beadell Warrant” means a warrant to acquire one unissued Beadell Share as further itemized in Schedule 5 to the Scheme Implementation Deed;

“Beadell Warrantholder” means a holder of Beadell Warrants as at the Beadell Scheme Record Date;

“Beneficial Great Panther Shareholders” means Great Panther Shareholders who do not hold Great Panther Shares in their own name (i.e. non-registered Great Panther Shareholders);

“Broadridge” refers to Broadridge Financial Solutions, Inc.;

“Bulk Sample Program” has the meaning set out under the heading “The Scheme – Background of the Scheme”;

“Business Day” is any day that is both a Business Day within the meaning given in the ASX Listing Rules and a day that banks in Perth, Western Australia and Vancouver and Toronto, Canada are open for business;

“C$” and “Canadian dollars” means Canadian dollars;

“Change of Control Purchase Offer” has the meaning given to it under the heading “Information Concerning the Merged Group – Ownership and Capitalization of the Merged Group – Beadell Convertible Debentures”;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Definition Standards” means the CIM Definition Standards on Mineral Resources and Mineral Reserves;

“Competing Proposal” means a Beadell Competing Proposal or a Great Panther Competing Proposal, as applicable;

“Condition Precedent” means a condition precedent to the Scheme, as set out in section 3.1 and 3.2 of the Scheme Implementation Deed;

“Confidentiality Agreement” means the confidentiality agreement between Great Panther and Beadell dated March 22, 2018;

“Court” means the Federal Court of Australia (Perth registry) or such other court of competent jurisdiction under the Australian Corporations Act agreed to in writing by Great Panther and Beadell;

“Debenture Indenture” means the debenture indenture between Beadell and Computershare Trust Company of Canada (as debenture trustee and collateral agent) dated May 17, 2018;

“Deed Poll” means the deed poll entered into by Great Panther in favour of Beadell Scheme Shareholders to provide the Scheme Consideration in accordance with the terms of the Scheme;

“Effective” means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Australian Corporations Act, of the order of the Australian Court made under section 411(4)(b) of the Australian Corporations Act in relation to the Scheme;

“Effective Date” means the date on which the Scheme becomes Effective;

“Electing Small Shareholder” means a holder of less than 10,000 Beadell Shares who elects for all, but not some, of their Beadell Shares to be dealt with in accordance with the Sale Facility

“End Date” means March 23, 2019 or such later date agreed by Beadell and Great Panther in writing;

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“Exchange Ratio” means the ratio of Great Panther Shares issued for each outstanding Beadell shares pursuant to the terms of the Scheme, being 0.0619;

“Excluded Shares” means any Beadell Shares held by a person who is a member of the Great Panther Group or who holds any Beadell Shares on behalf of, or for the benefit of, any member of the Great Panther Group and does not hold Beadell Shares on behalf of, or for the benefit of, any other person;

“Excluded Shareholder” means any Beadell Shareholder who holds Excluded Shares;

“Exclusivity Period” means the period commencing on the date of the Scheme Implementation Deed and ending on the earlier of:

(a)	the date the Scheme Implementation Deed is lawfully terminated in accordance with its terms;

(b)	the Effective Date; and

(c)	the End Date;

“Facility Agreement” means the Amended and Restated Export Prepayment Agreement between Banco Santander (Brasil) S.A., Grand Cayman Branch Itau BBA International PLC, Banco Santander S.A., Banco Santander (Brasil) S.a., Grand Cayman Branch, Banco Santander (Brasil) S.A. and Beadell Brasil Ltda, dated January 20, 2015, as amended pursuant to an amendment agreement dated as of June 22, 2017 and as further amended pursuant to a waiver letter dated July 11, 2018;

“GMP” means GMP Securities L.P., financial advisors to Great Panther;

“GMP Fairness Opinion” means the written fairness opinion of GMP provided to Great Panther Special Committee;

“Government Agency” means (i) any federal, state, provincial, municipal, local or other governmental or public department, central bank, court, commission, commissioner, board, bureau, agency, tribunal or instrumentality; (ii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above; or (iii) any applicable stock exchange;

“Great Panther” or the “Company” refers to Great Panther Silver Limited, a company existing under the laws of British Columbia, with its head office at Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4;

“Great Panther Board” means the board of directors of Great Panther;

“Great Panther Competing Proposal” means any proposal, agreement, arrangement or transaction (whether or not publicly announced) which, if entered into or completed, would:

(a)	means a Third Party (either alone or together with any Associate) would:

(i)	acquire control of Great Panther or any material subsidiary of Great Panther;

(ii)	directly or indirectly acquire or become the holder of, or otherwise acquire or have a right to acquire, a legal, beneficial or economic interest in, or control of, all or greater than 50% of Great Panther’s business or assets or the business or assets of the Great Panther Group;

(iii)	otherwise directly or indirectly acquire or merge with Great Panther or a material subsidiary of Great Panther; or

(b)	require Great Panther to abandon, or otherwise fail to proceed with, the Transaction,

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whether by way of takeover bid, members” or creditors” scheme of arrangement, shareholder approved acquisition, capital reduction, buy back, sale or purchase of shares, other securities or assets, assignment of assets and liabilities, incorporated or unincorporated joint venture, dual-listed company (or other synthetic merger), deed of company arrangement, any debt for equity arrangement or other transaction or arrangement;

“Great Panther Director” means a director of Great Panther;

“Great Panther Group” means Great Panther and each of its subsidiaries;

“Great Panther Material Adverse Change” has the meaning ascribed to such term in Schedule 2 of the Scheme Implementation Deed;

“Great Panther Meeting” means the special meeting of the Great Panther Shareholders to be held in Terrace Room B located at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia at 9:00 a.m. (Vancouver time) on February 11, 2019, and any adjournments or postponements thereof to consider the Great Panther Scheme Resolution and the Name Change Resolution;

“Great Panther Prescribed Occurrence” has the meaning ascribed to such term in Schedule 2 of the Scheme Implementation Deed;

“Great Panther Record Date” refers to the close of business in Vancouver, British Columbia on January 2, 2019;

“Great Panther Regulated Event” has the meaning ascribed to such term in Schedule 2 of the Scheme Implementation Deed;

“Great Panther Reimbursement Fee” means a fee of A$2.2 million;

“Great Panther Replacement Warrant” means a warrant issued by Great Panther conferring the right on the holder to be issued one new Great Panther Share on the following terms:

(a)	the exercise price for the Great Panther Replacement Warrants will equal the exercise price of the Beadell Warrants divided by 0.0619;

(b)	the expiry date of the Great Panther Replacement Warrants will be the same as the expiry date for the Beadell Warrants; and

(c)	the Great Panther Replacement Warrants will otherwise be on substantially the same terms and conditions as the Beadell Warrants, with such modifications as are necessary to comply with Great Panther’s status as a British Columbia company and to comply with applicable Canadian securities laws and stock exchange requirements;

“Great Panther Share” means a common share in the capital of Great Panther;

“Great Panther Shareholder” means each person who is registered as a holder of Great Panther Shares;

“Great Panther Scheme Resolution” refers to an ordinary resolution authorizing and approving the issuance by Great Panther of such number of Great Panther Shares as shall be necessary pursuant to the terms of the Scheme Implementation Deed, as more fully described in the section entitled “General Information for the Meeting – Great Panther Scheme Resolution”;

“Great Panther Special Committee” means the special committee of independent Great Panther Directors formed for the purpose of considering the Transaction;

“Great Panther Support Agreements” means the support agreements dated on or about September 23, 2018 whereby Great Panther Directors and Great Panther officers agreed to vote in favour of the Great Panther Scheme Resolution;

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“Implementation Date” means the date which is five Business Days after the Beadell Scheme Record Date or such other day as Beadell and Great Panther agree in writing;

“Independent Expert” means Deloitte Corporate Finance Pty Limited, the independent expert appointed by Beadell to prepare the Independent Expert’s Report;

“Independent Expert’s Report” means the report prepared by the Independent Expert;

“Ineligible Foreign Shareholder” means aa Scheme Shareholder whose address shown in the Beadell Share Register on the Beadell Scheme Record Date is a place outside Australia and its external territories, New Zealand, Canada or the United States, unless Great Panther, in consultation with Beadell, determines that it is lawful and not unduly onerous or impracticable to issue Great Panther Shares when the Scheme becomes Effective;

“IFRS” means the International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board from time to time;

“JORC” or the “JORC Code” means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 edition) published by the Joint Ore Reserves Committee of the Australian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Minerals Council of Australia.

“Loan Agreement” means the loan agreement, dated December 5, 2018, pursuant to which Great Panther has agreed to advance to Beadell and Beadell Brasil, as joint and several borrowers, a non-revolving term loan in the principal amount of US$5,000,000;

“MACA” means MACA Limited and MACA Mineracao e Construcao, or any one of them, as the context requires;

“MACA Agreement” means the Deed of Acknowledgement of Debt, Termination and Release of Open Pit Mining Services Contract entered into between Beadell, Beadell Brasil Ltda and MACA dated June 2018;

“MACA Consent Agreement” means the Deed of Consent, Variation and Restatement entered into between Great Panther and MACA dated November 19, 2018;

“Management Information Circular” means the management information circular dated December 21, 2018;

“Material Adverse Change” means a Beadell Material Adverse Change or a Great Panther Material Adverse Change;

“MEM” means the Ministry of Energy and Mines of Peru;

“Merged Group” means the combination of the Great Panther Group and the Beadell Group, as comprised by Great Panther and its subsidiaries following implementation of the Scheme;

“Name Change” means the change of Great Panther’s name to Great Panther Mining Limited, or such other name as is determined by the Great Panther Board, as described in this Management Information Circular;

“Name Change Resolution” means the ordinary resolution of the Great Panther Shareholders to approve the Name Change;

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 Communication with Beneficial Owners of Securities of Reporting Issuers of the Canadian Securities Administrators;

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“Notice and Access Provisions” has the meaning set out under the heading “General Information for the Meeting – Notice and Access Process”;

“Notice of Special Meeting” refers to the notice regarding the Great Panther Meeting accompanying this Management Information Circular;

“PROFEPA” means Procuraduría Federal de Protección al Ambiente, Mexico's federal environmental protection agency;

“PST” means pacific standard time as recognized in Vancouver, British Columbia;

“Registered Great Panther Shareholders” means Great Panther Shareholders who hold Great Panther Shares in their own name;

“Relevant Interest” has the meaning given in section 9 of the Australian Corporations Act;

“Related Bodies Corporate” has the meaning ascribed to such term in section 50 of the Corporations Act;

“Related Person” means each director, officer, employee, adviser, agent or representative of Great Panther or Beadell, or their Related Bodies Corporate or financial advisers;

“Relevant Interest” has the meaning ascribed to such term in sections 608 and 609 of the Australian Corporations Act;

“Sale Agent” means the person chosen by Beadell and Great Panther and approved by ASIC (or any other applicable regulatory authority in Canada) to sell the Great Panther Shares that are attributable to Ineligible Foreign Shareholders and Electing Small Shareholders under the terms of this Scheme (or any nominee of such person);

“Sale Facility” means the facility by which the Sales Agent disposes of certain Beadell Shares held by Ineligible Foreign Shareholders or Electing Small Shareholders;

“Scheme” means the scheme of arrangement pursuant to Part 5.1 of the Australian Corporations Act proposed between Beadell and the Beadell Scheme Shareholders, pursuant to which all Scheme Shares will be transferred to Great Panther on the Implementation Date.

“Scheme Consideration” means the consideration to be provided to Beadell Scheme Shareholders (other than Ineligible Foreign Shareholders and Electing Small Shareholders) under the terms of the Scheme, being 0.0619 fully paid Great Panther Shares for each Beadell Share issued and outstanding, to be issued in the form of Great Panther Shares, subject in all cases to section 4.6 of the Scheme Implementation Deed;

“Scheme Implementation Deed” means the Scheme Implementation Deed dated September 23, 2018 between Beadell and Great Panther;

“Scheme Meeting” means the meeting of Beadell Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under subsection 411(1) of the Australian Corporations Act to consider and vote on the Scheme and includes any meeting convened following any adjournment or postponement of that meeting;

“Scheme Record Date” means the date which is five Business Days after the Effective Date;

“Second Court Date” means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Australian Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing, with such hearing being the Second Court Hearing;

“SEC” means the United States Securities and Exchange Commission;

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“SEMARNAT” means The Secretariat of Environment and Natural Resources;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR) of the Canadian Securities Administrators available to the public for viewing at www.sedar.com;

“subsidiary” has the meaning ascribed to it under the corporate laws applicable in the context in which the term is used;

“Superior Proposal” means a bona fide written Competing Proposal:

(a)	of the kind referred to in any of paragraphs (a)(i), (a)(ii) and (a)(iv) the definition of Beadell Competing Proposal;

(b)	not resulting from a breach by Beadell of any of its obligations under the Scheme Implementation Deed;

(c)	not subject to due diligence, financing or other conditions which are more onerous or uncertain as regards their satisfaction than the Conditions Precedent; and

(d)	that the Beadell Board, acting in good faith, and after taking advice from its external legal advisers, determines: (i) is reasonably capable of being valued and completed within a reasonable timeframe (not exceeding six months) and in accordance with its terms; and (ii) would, if so implemented, result in a more favourable outcome for Beadell Shareholders (as a whole) than would result from the Transaction (as amended or varied following application of the matching right set out in the Scheme Implementation Deed), in each case taking into account all terms and conditions and other aspects of the Competing Proposal (including any timing considerations, any conditions precedent, the identity of the proponent or other matters affecting the probability of the Competing Proposal being completed) and of the Transaction;

“Third Party” a person other than Great Panther, its Related Bodies Corporate and its other Associates;

“Transaction” the acquisition of the Scheme Shares by Great Panther through implementation of the Scheme in accordance with the terms of the Scheme Implementation Deed;

“TSX” means the Toronto Stock Exchange;

“TSX Company Manual” means the Toronto Stock Exchange Company Manual, as amended from time to time;

“Tucano” or “Tucano Gold Mine” means the Tucano Gold Mine of Beadell located in Amapá State, northern Brazil;

“U&M” means Mineração e Construção S/A;

“Warrant Consideration” means the consideration to be provided by Great Panther to each Beadell Warrantholder for exchange of each Beadell Warrant or the cancellation of each Beadell Scheme Warrant, as applicable, being for each Beadell Warrant, 0.0619 of a Great Panther Replacement Warrant;

“Warrant Scheme” means the scheme of arrangement pursuant to Part 5.1 of the Australian Corporations Act between Beadell and the Beadell Warrantholders, substantially in the form of Attachment 5 to the Scheme Implementation Deed; and

“WST” means western standard time as recognised in Perth, Western Australia.

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APPENDIX B
GREAT PANTHER SCHEME RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES OF GREAT PANTHER SILVER LIMITED ("GREAT PANTHER") THAT:

1.	The issuance of: (a) up to 105,588,208 common shares (“Great Panther Shares”) in the capital of Great Panther in exchange for ordinary shares (“Beadell Shares”) in the capital of Beadell (“Beadell”), including Beadell Shares issued on the exercise of Beadell Options and Beadell Performance Rights prior to completion of the Scheme, pursuant to the scheme of arrangement under the provisions of the Corporations Act 2001 (cth) (Australia) (the “Scheme”); and (b) up to 35,548,704 Great Panther Shares pursuant to the exercise or conversion of the Great Panther Replacement Warrants, the Beadell Convertible Debentures and the MACA Agreement after giving effect to the Scheme;

2.	Notwithstanding that this resolution has been duly passed, the board of directors of Great Panther may, without further notice to or approval of the securityholders of Great Panther, subject to the terms of the Scheme: (i) amend or terminate the Scheme Implementation Deed dated September 23, 2018 between Great Panther and Beadell or the Scheme of Arrangement; or (ii) revoke this resolution at any time prior to the implementation of the Scheme;

3.	Any director or officer of Great Panther is hereby authorized, for and on behalf of Great Panther, to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

4.	All actions heretofore taken by or on behalf of Great Panther in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Scheme are hereby approved, ratified and confirmed in all respects.

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APPENDIX C
NAME CHANGE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES OF GREAT PANTHER SILVER LIMITED ("GREAT PANTHER") THAT:

1.	Great Panther is hereby authorized to file a notice of alteration pursuant to the Business Corporations Act (British Columbia) to change its name from “Great Panther Silver Limited” to “Great Panther Mining Limited” or such other name as the Board, in its sole discretion, deems appropriate and as may be approved by the applicable regulatory authorities, if the Board considers it to be in the best interests of Great Panther to implement such a name change;

2.	Any director or officer of Great Panther is hereby authorized, for and on behalf of Great Panther, to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

3.	Notwithstanding approval of the shareholders of Great Panther as herein provided, the Board may, in its sole discretion, revoke the special resolution before it is acted upon without further approval of the shareholders of Great Panther.

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APPENDIX D
INFORMATION CONCERNING GREAT PANTHER SILVER LIMITED

The following information about Great Panther should be read in conjunction with the documents incorporated by reference into this Appendix D and the information concerning Great Panther appearing elsewhere in the Management Information Circular. Capitalized terms used but not otherwise defined in this Appendix D shall have the meaning ascribed to them in the Management Information Circular.

The terms “we,” “our,” “us” and “Great Panther” as used in this Appendix D refer collectively to Great Panther Silver Limited and its subsidiaries unless the context suggests otherwise. These terms are used for convenience only and are not intended as a precise description of any separate legal entity within Great Panther.

Corporate Overview

Great Panther was originally incorporated under the Company Act (British Columbia) in 1965 under the name “Lodestar Mines Ltd.” On June 18, 1980, the Great Panther Shares were listed on the TSX Venture Exchange. On March 22, 1996, Great Panther was continued under the Business Corporation Act (Yukon). On July 9, 2004, Great Panther was continued to British Columbia under the Business Corporations Act (British Columbia). On November 14, 2006, the Great Panther Shares began trading on the TSX. On February 8, 2011, the Great Panther Shares were listed on the NYSE (American), while Great Panther retained its listing on the TSX.

Great Panther is a public company trading on the TSX under the ticker symbol “GPR” and on the NYSE (American) under the ticker symbol “GPL”. Great Panther’s principal executive offices are located at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, and its telephone number is (604) 608-1766.

Business of Great Panther

Great Panther is presently a primary silver mining and exploration company and its current business was effectively established on February 18, 2004 when the Company entered into an option agreement, which granted it the right and option to purchase 100% of the ownership rights to its current day Topia mine in the state of Durango, Mexico. The Company exercised its option to purchase the mine in in February 2005. Following this, on October 25, 2005, the Company signed a formal purchase agreement to purchase 100% of the ownership rights in a group of producing and non-producing silver-gold mines in the Guanajuato Mining District, which included the primary assets and concessions that comprise the Company’s current day Guanajuato Mine Complex, including the San Ignacio mining concessions and the Cata processing plant. In August 2012, the Company signed a definitive agreement for the purchase of a 100% interest in certain surface rights to a total of 19.4 hectares at the San Ignacio Mine, for the construction of a mine portal and ancillary surface facilities. On June 30, 2017, Great Panther purchased the Coricancha Mine in Peru.

Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a bulk sample program following the completion of a positive preliminary economic assessment in May 2018. Great Panther also continues to pursue the acquisition of additional mining operations or projects in the Americas.

Additional information about Great Panther can be found under its profile on SEDAR at www.sedar.com or its website at www.greatpanther.com. The information contained in, or that can be accessed through, Great Panther’s website is not intended to be incorporated into this Management Information Circular, except as expressly provided for herein.

Documents Incorporated by Reference

The following documents, filed with the securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference in, and form an integral part of, this Appendix D, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained

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in Appendix D or in any other subsequently filed document that is also incorporated by reference in this Management Information Circular.

The following documents of Great Panther are specifically incorporated by reference into and form an integral part of this Appendix D:

1.	Annual information form dated March 23, 2018 for the year ended December 31, 2017;

2.	Consolidated financial statements for the year ended December 31, 2017, together with the notes thereto and the auditor’s report thereon;

3.	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2017;

4.	Condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and 2017;

5.	Management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2018;

6.	Management information circular, dated as at April 23, 2018, for the annual meeting of Great Panther Shareholders held on June 7, 2018;

7.	Technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico”, dated February 28, 2018;

8.	Technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates as of November 30, 2014”, dated July 6, 2015;

9.	Technical report entitled “Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, Perú”, dated February 2, 2018;

10.	Technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex”, dated July 13, 2018; and

11.	Material change report dated October 3, 2018 relating to the Scheme.

Any documents of the type referred to above, any audited annual consolidated financial statements, unaudited interim consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations, any material change reports (except confidential material change reports) and business acquisition reports filed by Great Panther with the various securities commissions or similar authorities in Canada, which will subsequently be filed by Great Panther on SEDAR, after the date of the Management Information Circular and prior to the Effective Date, shall be deemed to be incorporated by reference into this Appendix D.

The foregoing documents may be viewed on SEDAR at www.sedar.com and are also available on request without charge from Great Panther Assistant Corporate Secretary by sending a written request to Suite 1330 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

Selected Historical Financial Information

The following tables present selected historical consolidated financial data derived from the Great Panther financial statements prepared in accordance with IFRS or IFRS applicable to interim reporting, as applicable, for Great Panther as of and for the nine months ended September 30, 2018 and years ended December 31, 2017 and 2016. The statement of financial position data as of September 30, 2018, and the statement of income and comprehensive income data and the statement of cash flows data for the nine months ended September 30, 2018 have been derived from Great Panther’s

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unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2018, which are incorporated by reference into this Management Information Circular. The statement of financial position data as of December 31, 2017 and 2016, and the statement of income (loss) and comprehensive income (loss) data and the statements of cash flows data for the years ended December 31, 2017 and 2016 have been derived from Great Panther’s audited annual consolidated financial statements, which were audited by KPMG LLP, an independent registered public accounting firm, and which are incorporated by reference into this Management Information Circular.

You should read the following summary consolidated financial and other data in conjunction with the applicable consolidated financial statements of Great Panther and the notes, as well as the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, for fiscal years ended December 31, 2017 and December 31, 2016, that Great Panther previously filed on SEDAR on February 22, 2018 and February 27, 2017, and the nine months ended September 30, 2018 filed on SEDAR on October 31, 2018.

	Sep 30, 2018 US$’000 (unaudited)	Dec 31, 2017 US$’000 (audited)	Dec 31, 2016 US$’000 (audited)
ASSETS
Current Assets
Cash and Cash equivalents	35,343	36,797	41,642
Short-term deposits	22,593	20,091	15,020
Trade and other receivables	8,928	14,780	10,178
Inventories	5,200	5,294	5,744
Reimbursement rights	4,113	4,446	-
Derivative assets	-	-	-
Other current assets	731	401	529
Total Current Assets	76,908	81,809	73,113
Non-current Assets
Restricted cash	1,234	1,234	-
Inventories – non-current	1,547	1,580	-
Reimbursement rights	6,507	6,588	-
Mineral properties, plant and equipment	13,660	14,966	14,118
Exploration and evaluation assets	15,347	15,633	2,112
Deferred tax assets	69	70	98
Total Non-current Assets	38,364	40,071	16,328
Total Assets	115,272	121,880	89,441
LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities
Trade payables and accrued liabilities	9,687	11,313	6,017
Derivative liabilities	-	85	536
Reclamation and remediation provision – current	2,201	4,446	-
Total Current Liabilities	11,888	15,844	6,553
Reclamation and remediation provision	25,263	22,965	3,466
Deferred tax liabilities	1,928	1,930	2,134
Total Liabilities	39,079	40,739	12,153
Shareholders’ Equity
Share capital	130,872	130,201	128,485
Reserves	19,847	18,962	18,115
Deficit	(74,526)	(68,022)	(69,312)
Total Equity	76,193	81,141	77,288
Total Liabilities and Shareholders’ Equity	115,272	121,880	89,441

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Notes:

(1)	The information in these columns is derived from Great Panther’s unaudited financial statements as at September 30, 2018 and audited financial statements as at December 31, 2017 and December 31, 2016.

INCOME STATEMENTS:

	Sep 30, 2018 US$’000 except per share amount (unaudited)	Dec 31, 2017 US$’000 except per share amount (audited)	Dec 31, 2016 US$’000 except per share amount (audited)
Revenue	45,787	63,746	61,881
Cost of sales	38,808	46,057	39,859
Mine operating earnings	6,979	17,689	22,022
General and administrative expenses	4,736	7,822	5,813
Exploration, evaluation and development expenses	9,284	9,524	6,127
Impairment	-	-	1,679
Finance and other income (expense)	1,089	2,413	(11,012)
Income (loss) before income taxes	(5,952)	2,756	(2,609)
Income tax expense	552	1,466	1,509
Net income (loss) for the period	(6,504)	1,290	(4,118)
Earnings (loss) per share Basic and diluted	(0.04)	0.01	(0.03)

CASH FLOW STATEMENTS:

	Sep 30, 2018 US$’000 (unaudited)	Dec 31, 2017 US$’000 (audited)	Dec 31, 2016 US$’000 (audited)
Net cash flows provided by operating activities	2,202	5,703	13,632
Net cash used in investing activities	(3,969)	(11,279)	(19,715)
Net cash from financing activities	346	1,207	35,324
Cash and cash equivalents, end of period	35,343	36,797	41,642

Consolidated Capitalization

No material change in the consolidated capitalization of Great Panther has occurred since September 30, 2018.

Prior Sales

Great Panther has not sold or issued any Great Panther Shares, or securities convertible into Great Panther Shares, during the twelve-month period ending prior to the date hereof, except as follows:

Date	Type of Security Issued	Number of Securities Issued
2018
December(1)	Common Shares	1,367(2)
November	Common Shares	0
October	Common Shares	31,367(2)
September	Common Shares	4,800(2)

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Date	Type of Security Issued	Number of Securities Issued
August	Common Shares	95,833(2)
July	Common Shares	12,199(2)
June	Common Shares	175,767(2)
May	Common Shares	109,215(2)
April	Common Shares	104,184(2)
March	Common Shares	148,050(2)
February	Common Shares	58,034(2)
January	Common Shares	64,434(2)
2017
December	Common Shares	21,133(2)

Notes:

(1)	Through December 20, 2018
(2)	Issued from treasury upon exercise of previously issued options/warrants.

Trading Price and Volume

On September 21, 2018, the last trading day on which the Great Panther Shares traded prior to the announcement of the Transaction, the closing price of the Great Panther Shares on the TSX was C$1.22 and on the NYSE (American) was USD$1.01.

The table below sets forth, for the periods indicated, the price ranges (high and low) and aggregate traded volume for the Great Panther Shares for the prior 12 months as reported on the TSX. Numbers have been rounded to the nearest whole cent.

TSX Trading Activity

Date	High (C$)	Low (C$)	Aggregate Volume
December 2017	$1.74	$1.39	2,083,781
January 2018	$1.86	$1.54	2,054,153
February 2018	$1.60	$1.40	1,164,736
March 2018	$1.64	$1.46	1,512,073
April 2018	$1.63	$1.45	1,587,059
May 2018	$1.68	$1.55	862,952
June 2018	$1.64	$1.50	1,164,883
July 2018	$1.53	$1.38	1,289,672
August 2018	$1.48	$1.02	1,082,935
September 2018	$1.30	$1.05	892,748
October 2018	$1.22	$0.82	2,238,313
November 2018	$0.87	$0.70	2,448,202
December 1 to 20	$0.84	$0.74	1,244,140

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NYSE (American) Trading Activity

Date	High (US$)	Low (US$)	Aggregate Volume
December 2017	$1.35	$1.06	16,027,190
January 2018	$1.45	$1.25	14,496,668
February 2018	$1.29	$1.11	9,041,271
March 2018	$1.28	$1.13	10,070,804
April 2018	$1.28	$1.14	8,678,165
May 2018	$1.32	$1.20	6,484,151
June 2018	$1.26	$1.11	8,145,066
July 2018	$1.17	$1.08	8,219,250
August 2018	$1.16	$0.78	7,243,165
September 2018	$1.01	$0.80	7,114,614
October 2018	$0.94	$0.63	11,285,966
November 2018	$0.67	$0.54	11,728,061
December 1 to 20	$0.63	$0.55	7,897,621

Dividends

Great Panther has not paid any dividends on the Great Panther Shares.

Risk Factors

Details concerning risk factors in respect of Great Panther, Great Panther’s business and the Scheme and other transactions contemplated by the Scheme Implementation Deed can be found under the heading “Risk Factors” in this Management Information Circular and in Great Panther’s annual information form dated March 23, 2018 for the year ended December 31, 2017.

Auditors, Transfer Agent and Registrar

The auditors of Great Panther are KPMG LLP, 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K3. The transfer agent and registrar for Great Panther Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

Additional Information

Great Panther files reports and other information with the securities commissions or similar authorities of each of the provinces and territories of Canada, except Québec, including the documents incorporated by reference herein. These reports, information and documents are available to the public free of charge electronically on SEDAR at www.sedar.com or may be obtained on request without charge by contacting Great Panther’s Assistant Corporate Secretary by sending a written request to Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4.

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APPENDIX E
INFORMATION CONCERNING BEADELL RESOURCES LIMITED

The following describes the business of Beadell and should be read together with the financial statements and reserves and resource information of Beadell included elsewhere in this Management Information Circular (including the Schedules to this Appendix E). Unless the context otherwise requires, all references in this appendix to Beadell means to Beadell Resources Limited and any subsidiaries thereof. Capitalized terms used but not otherwise defined in this Appendix E shall have the meaning ascribed to them in the Management Information Circular.

Corporate Overview

Name, Address and Incorporation

Beadell was incorporated on 3 May 2007 under the Corporations Act 2001 and is taken to be registered in Western Australia. (ACN 125 222 291). Beadell’s registered address is Level 2, 16 Ord Street, West Perth, Western Australia 6005.

Intercorporate Relationships

The following chart sets forth Beadell’s corporate structure, including each of its material subsidiaries and the jurisdiction in which they are organized, all of which are owned in the percentages set out below, as at the date of the Management Information Circular.

Key:      BDR: Beadell Resources Ltd.

BBL: Beadell Brasil Ltda

BDRB: Beadell (Brazil) Pty Ltd

BDRB 2: Beadell (Brazil 2) Pty Ltd

BDRH: Beadell Resources (Holdings) Ltd

BRM: Beadell Resources Mineração Ltda

BRMH: Beadell Resources Mineração (Holdings) Ltd

CANGA: Mineração Serra da Canga Ltda

MARINA NORTE: Marina Norte Empreendimentos de Mineração S.A.

MVR: Mineração Vale dos Reis Ltda

TML: Tartarugalzinho Mineração Ltda

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Business of Beadell

Beadell Resources Limited is an ASX listed gold mining company. It owns and operates the Tucano Gold Mine, located in Amapá State, northern Brazil. Tucano has approximately 1.26 million ounces proven and probable gold reserves, approximately 2.05 million ounces of measured and indicated gold resources and 1.16 million ounces of inferred gold, with over 2,500 km2 of highly prospective contiguous gold exploration tenements. Tucano’s reserves and resources are presented as at June 30, 2018 in accordance with the 2012 JORC Code and are detailed below under “Tucano Gold Projects Ore Reserve and Mineral Resources as at June 30, 2018”.

Tucano sits in an underexplored greenstone belt. There is significant potential to increase reserve quantity and quality both at surface and underground.

Beadell is led by the Beadell Board and senior management comprised of experienced and proven mining professionals with a track record of successfully identifying and developing undervalued projects.

Overview of Tucano Gold Mine

The Tucano Gold Mine covers approximately 2,500 km2 of exploration licences and mining concessions. Tucano consists of open pits which deliver ore to a 3.6 million tonnes per annum processing plant located at the Tucano mine (the “Tucano Processing Plant”).

Gold production for the 2017 financial year was 129,764 ounces and a total of 21,253,363 tonnes of material was moved.

In May 2017, Beadell announced the results of a feasibility study completed on the upgrade to the Tucano Processing Plant. The feasibility student demonstrated the viability of upgrading the Tucano Processing Plant with an incremental estimate post tax present value of US$127,000,000 at a 5% discount rate, and estimated internal rate of return of 138% and a 14-month payback period. The estimated pre-production capital cost was US$27,600,000.

The Tucano Processing Plant upgrade project (the “Tucano Plant Upgrade Project”) is expected to deliver numerous benefits to Beadell including:

(a)	the ability to process any mix of sulphide / oxide mill feed allowing the mine to be fully optimised;

(b)	the ability to consistently process head grades in line with the reserve grade;

(c)	an increase in forecast recoveries to 93%; and

(d)	a stable gold production profile and more consistent cash flow.

On September 3, 2018, Beadell announced completion of the ball mill, approximately two weeks ahead schedule as guided by new management appointed in July 2018. The Tucano Plant Upgrade Project encompasses four key areas including installation of a ball mill (now complete), pre-leach thickener, CIL tank and oxygen plant that will increase sulphide ore processing capacity from ~30% to ~80% and recoveries from ~88% to ~93%.

Capital expenditure related to the Tucano Plant Upgrade Project as at September 30, 2018 was approximately B$75 million (US$22 million) with approximately B$35 million (US$10 million) remaining for a total capital expenditure of B$110 million (US$32 million), using the feasibility study US$/B$ exchange rate of 3.40. This is in line with the update provided in Beadell’s June 2018 quarterly report, which highlighted an additional US$2 million to US$4 million increase from the original budget of US$28 million.

Beadell has increased power usage from the grid to 8MW and is forecast to draw a total of 12MW from the grid in 2019.

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On November 22, 2018, Beadell announced that construction of the pre-leach thickener, CIL tank and oxygen tank that comprise the final stages of the Tucano Plant Upgrade Project were complete and fully commissioned. Beadell also announced that issues with the effectiveness of the oxygen injection spargers were identified during the commissioning process that have resulted in limitations in the injection of oxygen into the leach tanks. Beadell’s initial assessment is that the sparger selection by the previous contractor managing the Tucano Plant Upgrade may not be ideal for the oxygen plant configuration.

Beadell also announced on November 22, 2018 that that U&M’s mining fleet has now been fully mobilized and commissioned, with Beadell’s owner-operated fleet being placed on care and maintenance. As a result, mining activities at Tucano are now being fully performed by U&M.

The Tucano Gold Mine

The following information regarding the Tucano Gold Mine is derived from the NI 43-101 technical report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine dated October 31, 2018” (the “Tucano Technical Report”) on the Tucano Gold Mine. The Tucano Technical Report was prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) in accordance with the requirements of NI 43-101. The Tucano Technical Report was dated October 31, 2018 with an effective date of May 11, 2018. Due to the May 11, 2018 effective date, the information included in the Tucano Technical Report does not account for depletion, as reflected in the reserve and resource update issued by Beadell on December 4, 2018 that is dated as of June 30, 2018.

The following is a summary only of the information regarding the Tucano Gold Mine and is supported by the Tucano Technical Report. This summary is qualified by reference to the entire Tucano Technical Report. Readers seeking additional detailed information on the Tucano Technical Report are encouraged to review the entire Tucano Technical Report filed on Great Panther’s SEDAR profile at www.sedar.com on November 6, 2018. References to the “Property” in the discussion below are to the Tucano Gold Project.

Qualified Persons for the Tucano Technical Report

AMC was responsible for managing and preparing the Tucano Technical Report with inputs from the following Qualified Persons: Mr. G. Methven, P.Eng from AMC Mining Consultants (Canada) Ltd., Mr. B. Wolfe, MAIG from International Resource Solutions Pty Ltd., Mr. N. Spicer, C.Eng from Minesure Pty Ltd., Mr. R. Lacourt, SME - RM from LOM Consultants, Mr. J. Moreno, MIEAust, CPEng from SRK Consultants, Mr P. O’Bryan, MAusIMM (CP) from Peter O’Bryan and Associates, Mr. R. Walton, P.Eng from Ray Walton Consulting Inc., and Mr. M. Batelochi, MAusIMM (CP) from Soluções em Geologia e Mineração Ltda.

Asset Summary

The Tucano Gold Mine is currently the second largest gold producer in Brazil, producing around 145,000 ounces per year from several open pit mines in the northern state of Amapá, Brazil. Formerly a heap leaching operation, it ran from late 2005 until January 2009, producing approximately 292,000 troy ounces of gold from 8.8 Mt of ore. The property was put under care and maintenance due to problems treating the increasingly transitional material. Beadell acquired the property in 2010 and the process plant was upgraded with the addition of a SAG mill and CIL infrastructure, capable of treating sulphide ore. From November 2012 to June 30, 2017, 17.0 Mt at 1.34 g/t gold containing 735,294 ounces of gold were processed, feed was made up of a blend of pit oxide ore, sulphide ore, spent ore, and historic stockpiles.

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Location

The Tucano Gold Mine is located at latitude 0.85°N and longitude 52.90°W in Amapá, the most north-eastern state of Brazil, approximately 15 km from the town of Serra do Navio. The mine is approximately 200 km from Macapá, the state capital, and is accessible by the Brazilian federal highway BR-210, or by chartered aircraft. The location of the Tucano Gold Mine is presented in the following map:

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Ownership

Beadell owns a 100% interest in the Tucano Gold Mine through its wholly-owned subsidiary, Beadell Brasil. Beadell commenced commercial production of the Tucano Gold Project in 2011 following the commissioning of its SAG mill and CIL process plant.

Beadell owns approximately 2,500 km2 of land in total, of which 3,971 hectares are in the mine permit area. The following figure shows the land tenure map, which includes Tucano mining concession coloured in red. Detail of the tenements is included in the Tucano Technical Report.

Beadell tenement ownership map with tenement status

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Taxation

There are two corporate income taxes in Brazil which Beadell Brasil is subject to: (a) the Corporate Income Tax; and (b) the Social Contribution Tax on Profits.

Royalty overview

Beadell Brasil is subject to both federal and state royalties and other royalty agreements in relation to mineral product sales from the Tucano Gold Mine.

In summary these are: (a) the Compensation for Exploitation of Mineral Resources (“CFEM”); (b) the Control, Monitoring and Supervision of Research Activities, Mining, Exploration and Exploitation of Mineral Resources Fee (“TFRM”); (c) the Social and Community Development Funds; and (d) a Commodities Royalty, each of which are further described below.

CFEM

CFEM is a federal royalty and is calculated over the amount of gross revenue obtained in the sale of mineral products. In respect of gold sales, Beadell Brasil is liable to pay a royalty of 1.5% on gross revenue from production at its Tucano Gold Mine.

TFRM

TFRM is a state royalty levied by the state of Amapá, in which the Tucano Gold Mine is located. TFRM is currently calculated based on the grams of gold produced multiplied by the state index rate of B$2.25 multiplied by a factor of 0.4. The Company has recently finalised negotiations with the state of Amapá to reduce the factor applied; 0.1 for the 2018 and 2019 years and 0.25 for the years 2020 and beyond. The reduced factors have not yet been enacted into law.

Social and Community Development Funds

The Social and Community Development funds have resulted from various agreements with the state of Amapá and the municipalities of Pedra Branca do Amapari and Serra do Navio. The municipalities of Pedra Branca do Amapari and Serra do Navio are located nearby the Tucano Gold Mine.

Under the terms of the agreements Beadell Brasil will pay a maximum 1% royalty over the gross proceeds from gold sales from the Tucano Gold Mine to support the socio-economic and community development of the municipalities of Pedra Branca do Amapari and Serra do Navio.

Commodities Royalty

The Commodities Royalty is payable to the previous holders of 13 tenements acquired by Beadell Brasil. The Commodities Royalty is levied at 0.75% of commodity sales revenue arising from those 13 tenements minus taxes, transport and insurance expenses and royalties payable.

BDR exploration tenements

Outside of the mining concession, Beadell holds a 2,500 km2 area of prospective exploration tenements at a grassroots level of exploration spanning a length of 100 km of Paleoproterozoic greenstones and is 100% Beadell owned with the exception of four tenements with iron ore concessions currently held by Zamin Ferrous (“Zamin”). Within Zamin’s leases, Beadell has 100% gold rights whereas Zamin retains the iron ore rights. In 2017, Beadell reached an agreement with joint venture partner Mineração Vale dos Reis Ltda to convert its interest from 70% to 100%.

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Accessibility

The Tucano Gold Mine is located at latitude 0.85°N and longitude 52.90°W, approximately 200 km northwest of Macapá, the capital of Amapá state in northeast Brazil. Access to the site is made via road or by chartered aircraft.

Road access to the Tucano Gold Mine is made using Brazilian federal highway BR-210 from Macapá. The first 100 km of the highway from Macapá is sealed - the balance of the road is unsealed. Total driving time from Macapá to the site is approximately four to six hours, depending on the season and road conditions.

The Tucano Gold Mine site is also serviced by a 1,100 m airstrip located approximately 800 m from the main gate. Charter flights from Macapá to the mine take about 50 minutes.

The nearest accessible community to the Tucano Gold Mine is the town of Serra do Navio, with a population of approximately 3,300. It is located adjacent to the Amapari River and is approximately 200 km from Macapá. Macapá has a population of approximately 474,000 and lies on the equator on the north side of the Amazon River. Most of the workforce are transported by bus from Serra do Navio, Pedra Branca and other small surrounding towns. Professional staff commute from either Macapá or other cities in Brazil on a fly-in-fly-out basis.

Geology

The Tucano mineral deposits are located within the Guyana Craton, described by several authors as the Maroni – Itacaiunas mobile belt. This belt runs from Pará and Amapá States of northern Brazil through the Guyanas and into Venezuela. The regional structure is marked by a north-western trending foliation parallel to the main lithologic contacts. The western part of the Tucano property (about 25% of the area) is underlain by basement gneiss. The balance of the property area is underlain by ortho-amphibolite and meta-sedimentary rocks of the Vila Nova Group (1.75 to 1.9 billion years old), composed essentially of gneisses, granites, amphibolites, carbonates / calc-silicates, banded iron formations, schists, and quartzite. These units are intruded by granitic pegmatites, diabase dykes, and gabbro bodies.

Mineralization

Mineralization at Tucano is controlled by a major north-south shear zone. The texture and mineralogy along the shear zone indicate high-temperature hydrothermal alteration. This zone exhibits intense hydrothermal alteration, particularly silicification and sulfidation, bearing auriferous pyrrhotite, and pyrite. The alteration is most intense in the proximity of reactive meta-sediments such as banded iron formations and carbonate and, to a lesser extent in calc-silicates, schists, and amphibolites. Late cross cutting intrusions are typically barren.

The mineralization at Tucano occurs in a series of deposits over a 7 km strike length associated with a north-south trending shear zone occurring coincident with a north-south line of topographic ridges. From south to north, these deposits have been named Tap A, B, C, and Urucum. Tap D is a separate structure in the west. The locations of the deposits are shown in the following figure. Higher grades are associated with the more intensely hydrothermally-altered rocks.

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Tucano deposit location map – circled areas show key near mine exploration targets

History

Anglo American discovered a mineralized shear zone in 1994 and undertook extensive exploration between 1995 and 2002. AngloGold completed the initial feasibility study of the oxide resources in October 2002 and from this time until the acquisition of the project by Beadell in 2010, regional exploration outside of the Tucano mining concession involved ground IP surveys, mapping, stream, soil, and auger sampling. In 2008 – 2009 a campaign of diamond drilling was undertaken in some of the regional exploration targets using a man-portable modular diamond drill rig.

The property was acquired by Beadell in 2010 and the plant upgraded with the addition of SAG mill and CIL infrastructure capable of treating sulphide ore. From November 2012 to June 30, 2017, 17.0 Mt at 1.34 g/t gold containing 735,294 gold ounces was processed made up of a blend of pit oxide ore, sulphide ore, spent ore, and historic stockpiles.

Drilling and exploration

After acquisition of the Tucano Gold Mine, Beadell undertook an extensive resource delineation diamond drilling within the mining concession to improve and expand the resource base as part of the feasibility study for the CIL plant expansion. In 2012 Beadell acquired a new T60 Schramm RC rig from Australia which was later sold to McKay drilling and continued operating on site under contract. The T60 Schramm is the main tool used for grade control drilling and resource extension holes, up to 400 m deep, and until now, has only been used to a limited extent to test

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regional exploration targets. Shallow testing of regional targets is currently done using motor driven auger drills and a track mounted blasthole rig that is very effective in penetrating the laterite profiles. Beadell has undertaken an extensive review of geophysical, geochemical, and mapping datasets to generate a list of ranked targets which are the focus of the 2018 near mine and regional exploration program.

Sample preparation and analysis

All sample preparation is done on site using separated sample preparation areas (one for mine grade control samples and one for resource infill and exploration samples). Grade control samples are analysed at the mine laboratory by 30 g fire assay with an atomic absorption spectrometer finish. Exploration and resource holes were analysed at SGS Geosol Laborator’s in Belo Horizonte using 30 g fire assay with an atomic absorption spectrometer finish. An auditable chain of custody was established for the sample handling, data reporting, and data capturing using a Datashed SQL database. The reliability of the gold assay results was based on a well designed and implemented quality assurance and quality control protocol that includes the analysis of blanks, duplicates, and certified reference materials. Pulps from the Beadell mine laboratory are routinely sent to SGS Geosol to monitor its performance. Overall the laboratories returned acceptable results for the certified reference materials and blanks.

Mineral Resources

The Tucano Project contains an estimated measured and indicated resource of 40.7 Mt at 1.71 g/t gold containing 2.24 Moz gold and an Inferred Resource of 16.4 Mt at 2.19 g/t gold containing 1.15 Moz gold, as summarized in the table below.

The mineral resources for the Tucano Project have been estimated by Mr Brian Wolfe, Principal Resource Geologist of International Resource Solutions Pty Ltd, who takes responsibility for the Tap AB and Urucum estimates of the open pit multiple indicator kriging models and Mr Marcelo Batelochi, Principal Resource Geologist of Soluções em Geologia e Mineração Ltda, who takes responsibility for the remaining estimates.

The mineral resources were modelled by a combination of multiple indicator kriging and ordinary kriging.

For the purpose of reporting open pit mineral resources, the Qualified Persons tabulated the mineral resources within pit shells optimized using a gold price of US$1,500 per ounce of gold for the Tap AB and Urucum deposits.

The mineral resources have been estimated in accordance with NI 43-101 and Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM on May 2014. Measured and indicated mineral resources are inclusive of those mineral resources modified to produce the Mineral Reserves. A summary of the mineral resources as of June 30, 2017 are reported in the following table.

It should be noted that mineral resources that are not Mineral Reserves do not have demonstrated economic viability.

Summary of Mineral Resources as of June 30, 2017

Classification	Tonnes (kt)	Au grade (g/t)	Contained Au metal (koz)
Measured	18,448	1.41	835
Indicated	22,293	1.96	1,405
Measured and Indicated	40,742	1.71	2,240
Inferred	16,351	2.19	1,150

Notes:

(1)	The June 2017 Tap AB UG Resource includes 173 kt at 4.68 g/t Au of Inferred Oxide in the Inferred Fresh Category.
(2)	CIM Definition Standards (2014) were used for reporting the Mineral Resources.

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(3)	Mr B. Wolfe, MAIG is the Qualified Person under NI 43-101 and takes responsibility for the mineral resource estimate for the Tap AB Open Pit and Urucum Open Pit Resource. Mr M. Batelochi, MAusImm (CP) is the Qualified Person under NI 43-101 and takes responsibility for all remaining resources.
(4)	Tap AB and Urucum open pit mineral resources are constrained by an optimized pit shell at a gold price of US$1,500 oz and using Measured, Indicated, and Inferred categories. The COG applied to the open pit resources is 0.5 g/t Au. The COG applied to ore stockpiles is 0.5 g.t with the exception of Marginal ore which has a COG of 0.3 g/t Au.
(5)	The underground COG is 1.2 g/t Au.
(6)	Drilling results are up to the June 30, 2017 for the Tap AB Open Pit resource. For all other deposits, drilling results up to the December 31, 2016, excluding the Urucum North Underground resource which has drilling results up to September 2015.
(7)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(8)	Mineral Resources are inclusive of their derived Mineral Reserves.
(9)	The numbers may not compute exactly due to rounding.

The Qualified Persons of the Tucano Technical Report are not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates.

Mineral Reserves

Tucano Mineral Reserve estimates as of June 30, 2017 stated in this report are based on the mineral resources reported above and updated by Nigel Spicer of Minesure Pty Ltd. The Urucum underground Mineral Reserve was restated by AMC Consultants based on the PFS study completed in 2016 and in line with NI 43-101 guidelines. COG used for the underground Mineral Reserves at Urucum was 1.6 g/t gold. The key modifying parameters upon which the June 30, 2017 open pit mineral reserve estimates were made are summarized in the following table.

Reserve key modifying parameters for the optimized pit shells constraining the open pit reserves as at June 30, 2017

Based on the updated Measured and Indicated mineral resources for the various mineral deposits at Tucano, the total proved and probable mineral reserves using a gold price of US$1,200 per ounce for the open pit reserves and US$1,120 per ounce for the Urucum underground reserves, inclusive of stockpiles and as of June 30, 2017 is estimated to be 24.5 Mt at 1.79 g/t Au for 1.41 Moz of gold (see the following table). Open pit reserves for Tap AB and Urucum have been reported within pit designs optimized at a gold price of US$1,150 per ounce and US$1,100 per ounce, respectively. The Mineral Reserves have been estimated in accordance with NI 43-101 and Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM on May 2014.

Exchange rates of US$ to B$ used for the estimation of Mineral Reserves presented below.

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Tucano gold operation – Mineral Reserves as at June 30, 2017

Notes:

(1)	2018 Open Pit Mineral Reserves are stated as of June 30, 2017 based on the COGs as detailed in Table 1.3 above. Mineral Reserves are reported within open pit designs based on pit optimized shells using the following optimization COGs; Tap AB Oxide: 0.66 g/t Au, Tap AB Fresh: 0.82 g/t, Urucum Oxide 0.74 g/t Au, Urucum Fresh 0.94 g/t Au, Tap C Oxide 0.66 g/t Au, Tap C Fresh 0.86 g/t Au, Urucum East Oxide 0.74 g/t Au, and Urucum East Fresh 0.94 g/t Au. The COG is based on total costs per pit (inclusive of processing, G&A, tech services and haulage, exclusive of mining costs) and averages US$12.8 for oxide and US$16.8 for fresh. Metallurgical recoveries are 95% for oxide and 93% for sulphides. The gold price used for the open pit optimizations was US$1,150/oz for Tap AB and US$1,100 for Tap C and Urucum. The gold price used to calculate the COGs for the reserves reported within the optimized pit designs was US$1,200 per ounce. An exchange rate of US$:B$ of 1:3.2 for Tap AB and 1:3.4 for Urucum was used. Open Pit Mining Recoveries of 100% for oxide and fresh were used at Urucum, 90% for oxide and fresh at Tap C and Tap AB and 90% oxide, 100% fresh at Urucum East. Dilution used for all pits was 15% for oxide and 20% for fresh.
(2)	2018 Underground Mineral Reserves are stated as of June 30, 2017 and based on a COG of 1.6 g/t Au. The COG is based on an incremental mining and processing cost of US$50/t, metallurgical recovery of 90%, a gold price of US$1,120/oz and an exchange rate of US$:B$ of 1:3.8.
(3)	A 0.5 m dilution skin was assumed for the HW and FW side of the underground production stopes making the total dilution 1.0 m in width. Ore losses were assumed to be 8% for the Benching method, 14% for the Up-Hole retreat method, and ore losses for the recovery of the sill pillars were assumed to be 35%.
(4)	The JORC reserve released on December 19, 2017 to the ASX ("Interim Mineral Resource and Ore Reserve Update as at June 30, 2017") stated the total Urucum Underground Reserve was 2,972 kt at 3.61 g/t Au for 345 koz Au. This reserve was reported by AMC inclusive of Inferred resource blocks captured inside the stope designs that were optimized on Measured and Indicated Resources in the 2016 PFS. The Inferred Resources falling within the stope designs was removed from the calculations and reporting of the NI 43-101 compliant Urucum Underground Reserves by AMC Vancouver in 2018 and has been quoted in the Table 1.3 above.

Mining

The Tucano mine commenced operations in 2005 and continued as a heap leach operation until 2009 when it was placed on care and maintenance following processing problems caused by increasingly transitional ore. In 2010 Beadell acquired the project and commenced construction of a CIL plant to add onto the existing process infrastructure. Mining and stockpiling of ore commenced in 2011 and the CIL plant was commissioned in November 2012. From November 2012 until June 30, 2017, 17.0 Mt at 1.34 g/t gold containing 735,294 oz gold had been processed made up of a blend of pit oxide ore, sulphide ore, spent ore, and historic low-grade stockpiles. Tucano uses a conventional open pit selective mining method, employing two principal mining contractors – MACA and U&M.

Underground mine

Access to site is well established as open pit mining operations commenced in 2012. The journey from the port town of Macapa takes approximately four hours by car during the dry season and up to six hours during the wet season.

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Access to the Urucum North underground mine would be via a portal located at the north end of the Urucum North pit.

Beadell has undertaken a program of resource infill drilling below the Urucum North Pit. Most of these holes have been geotechnically logged for structural data. The geotechnical data logged from these holes has been analysed to provide preliminary estimates of stable stope development and pillar dimensions, using industry standard empirical techniques.

The mine layout is based on the following criteria:

•	Twin declines (north and south based on orebody strike length of >800 m.

•	Single access portal located at the northern end of the mine.

•	North and south exhaust raises.

•	Level interval of 20 m (based on 15 m production blastholes and the narrow width of some lodes).

•	Crosscuts between the decline and the mineralization, every 20 vertical meters.

•	Access for decline development available in the Urucum North pit in January 2019.

•	Targeting Measured and Indicated mineral resources down to 500 mRL (750 mbs). The basis for the scheduling includes:

o	Focus on mining higher grade areas in 2021 and 2022.

o	Assume a top-down stope extraction sequence in upper levels to allow early production.

o	Assumes early development to the higher-grade areas in the lower levels where down-hole benching commences in a bottom-up orientation.

The Project sits below the Urucum North open pit and power is already available for the Urucum North underground mine. The underground mine will make use of the open pit mine’s existing explosives magazines and warehouse.

Underground mine economics

Project capital is estimated at US$44 million; pre-production capital (Year 1) is estimated to be US$10 million. Sustaining capital (US$34 million) is defined as all capital following pre-production and includes ongoing mine development after production commences, and fixed equipment replacements and rebuilds over the mine life.

Total site operating costs have been estimated at US$88.67/t milled. The unit costs are broken down as follows:

•	Mining: US$71.67/t milled

•	Milling and General and Administration: US$17.00/t milled

The cost estimate and projected revenue were prepared with a base date of Year 1 and use constant Year 1 dollars (no inflation). For net present value estimation, all costs and revenues are discounted at 5% from the base date. An exchange rate of US$:B$ of 1:3.8 and a royalty of 2% has been assumed, changes to the exchange rate affect labour costs only.

Revenues from gold production have been based on:

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•	Metallurgical recovery of 90%

•	Gold royalty of 2%

AMC has conducted a pre-tax economic assessment of the Urucum North underground. Over an eight-year operating life, the mine is projected to generate approximately US$25.5 million pre-tax net present value at a 5% discount rate, with a pre-tax internal rate of return of 19.9%.

Metallurgy and process plant

The Tucano processing plant uses a conventional CIL gold recovery process. The comminution circuit of the process plant is comprised of a primary jaw crusher, followed by a SAG mill. The milled product is processed in the CIL circuit where gold contained in the ore is leached and adsorbed onto activated carbon. The CIL tails slurry undergoes cyanide destruction prior to disposal in the tailings dam. Loaded carbon is rinsed prior to elution. A Pressure Zadra elution circuit is used to remove the gold from the loaded carbon and after which the rich solution flows through a bank of two electrowinning cells where the gold in the solution is deposited on the cathodes within the cells.

Following elution, the carbon is re-generated in the carbon re-generation kiln prior to being returned to the CIL circuit. The sludge containing the gold (which is weakly adhered to the cathodes) is dislodged with a high-pressure water spray and the sludge is dried in a drying oven before being direct smelted with fluxes in a furnace. The doré metal and slag separate in the furnace, the slag is poured off to slag pots and the doré metal is poured into bars. Doré bars are cleaned, weighed, stamped, sampled, and then stored in a safe, contained within a strong room, while awaiting dispatch.

With the current configuration of the grinding circuit, the plant can process up to 3.6 Mt per annum and a blend ratio of 80:20, oxide:sulphide. Increasing sulphide feed in future years meant that this blend ratio was not sustainable and in 2017 work commenced to expand the CIL plant to include a 6 MW ball mill, extra CIL tank, oxygen plant, and pre-leach thickener. The aim of this was to accommodate the planned 20:80, oxide:sulphide ratio planned for future years as well as maintain a consistent 75 um grind size. With the ball mill in conjunction with the extra CIL tank and oxygen plant, recoveries are expected to increase from 88% to 93%.

Infrastructure

The site is connected to the national electrical grid by a 69 kV, 20 MVA power line via Companhia de Eletricidade do Amapá, the local supply authority. Power is also provided by an independent 11 MW continuous rated Aggreko diesel-powered generation system. Water is provided from recycled process water and water storage dams. The mine currently employs a total of 1,202 persons, of whom 680 are Beadell Brasil employees and 522 contractors. Approximately 99% are Brazilian nationals with the majority of the workforce from local towns in proximity to the mine. Accommodations for senior and junior staff members are provided by a camp located 2 km from the plant which is capable of housing 85 persons. The plant area contains major infrastructure including, sample preparation and assay laboratory’s, tailing storage, power distribution infrastructure, and plant consumables storage. The main administration area contains major heavy machinery workshops, administration and technical services offices, stores warehouse, core yard, mess facility, and medical centre.

Market studies and contracts

Gold output from Tucano is in the form of doré bars which are shipped to Sao Paulo for refining by Umicore, the contract refiner. A number of operational duties have been contracted out to suppliers, most notably MACA and U&M as the principal mining contractors. SGS Geosol operates the offsite certified laboratory in Belo Horizonte, Minas Gerais and McKay operates a Schramm RC rig for grade control and resource drilling. The various contracts were awarded following a competitive bidding process, prices are within the industry range and comparable to other operations in Brazil.

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Environmental and social

In 2011 SRK Consultores do Brasil Ltda produced an Environmental Control Plan (“PCA”) to present changes implemented to the project’s environmental controls as a condition for the renewal of the Operating Licence issued by the State Secretariat of Environment, Amapá. This followed a period of care and maintenance from 2009 until Beadell acquired the project in 2010. The PCA reviewed changes to the proposed process plant configuration (from heap leach to CIL) and ways of minimizing the environmental impact of the plant up-grade. The PCA also covered the environmental aspects of mining and plans to monitor and manage these as well as implementing various programs for the local community.

Capital and operating costs

Major capital expenditures for 2018 will include US$16.4 million for the process plant upgrade (which has now been completed), US$2.7 million for the tailings storage facility, US$1.5 million for the powerline upgrade, and US$0.7 million for clearing and hydro seeding. Capitalized stripping or miscellaneous minor capital requirements have not been reported. In 2017 cash operating costs for Tucano was US$1,100 per ounce of gold sold, which includes all mining, treatment, inventory adjustments and site general, and administrative costs. It excludes depreciation, amortization, sustaining capital, and corporate general and administration costs.

Conclusions

The Tucano Technical Report concluded that the Tucano Gold Project is a successfully operating gold mine that started commercial production by Beadell in January 2011 following a period of care and maintenance by the former owners, New Gold (operating as Mineração Pedra Branca do Amapari). Beadell added a CIL circuit to the existing heap leach plant and commissioned it in November 2012. The operation is projected to continue until 2023 based on currently available open pit Mineral Reserves. The exploration database for Tucano is reliable for the purpose of resource estimation. The mineral resources and Mineral Reserves have been updated to June 30, 2017.

As from the end of 2017, a total of 23.3 Mt of ore will be mined at an overall strip ratio of 5.6 to 1. Grade control reconciliation has confirmed the mineral resources and Mineral Reserves as previously stated for Tucano. The Tucano Technical Report concluded that the results of this update to the Mineral Resource and Mineral Reserve evaluation confirm the continued economic viability of exploiting the Tucano Gold Deposit. The current open pit LOM production schedule 2018 to 2023 considers 23.3 Mt of ore at an average grade of 1.43 g/t gold containing a total of 1.07 Moz of gold. In 2017, Tucano produced 129,764 oz gold at an AISC of US$1,100 per ounce. which includes all mining, treatment, general and administrative costs, sustaining capital, and royalties which are incurred at the mine site. The mine level AISC costs exclude depreciation, amortization, and corporate general and administrative costs.

Recommendations

The Tucano Technical Report recommended that near mine exploration and resource definition drilling be completed on key targets within and near the Urucum pit. This could have the potential to add low strip, near surface ounces to the reserves for 2018. Continued regional exploration on the established ranked list of targets is recommended to discover and define significant new gold deposits outside the mine corridor. Regional exploration work will involve stream and soil geochemistry with follow up diamond and RC drilling for the advanced projects. Total budget for Near Mine Exploration, Resource Confirmation, and Regional Exploration in 2018 is US$6.0 million. The proposed work includes 25,200 m of RC and 5,500 m of diamond core, 5,700 m of Rotary Air Blast and Auger, and 9,290 soil samples.

Tucano Gold Mine’s Ore Reserve and Mineral Resources as at June 30, 2018

Beadell announced a depletion only update of its resources and reserves on December 4, 2018 in its ASX release entitled “Annual Resource and Reserve Statement Update” in accordance with the requirements of the ASX. The release updated the reserves and resources of the Tucano Gold Project to June 30, 2018 in accordance with the 2012 JORC Code, as presented below and with comparative numbers to Beadell’s reserves and resources as at June 30, 2017, also calculated in accordance with the JORC Code. Readers are cautioned that the updated reserves and

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resources have not been included in any updated NI 43-101 technical report. The Company’s Qualified Person, Mr. Robert Brown, P.Eng, has reviewed the 2012 JORC Code reserve and resource estimates and confirmed that the estimates would not be materially different if the estimates had been prepared in accordance with the CIM definitions under NI 43-101. The updated reserve and resource statement is not considered to be a “material change” for Great Panther.

The annual resource and reserve statement update for the Tucano Gold Project was released by Beadell on December 4, 2018. Due to budget constraints (resulting from the Tucano Plant Upgrade Project and change in mining contractor) and recent changes in management, Beadell did not undertake sufficient drilling to add to its mineral resources and ore reserves estimates in 2018. The Ore Reserves and mineral resources set out below are a re-statement of the Annual Ore Reserve and Mineral Resource statement as at June 30, 2017, as included in the Tucano Technical Report, after depletion by mining and processing activities from July 1, 2017 through to June 30, 2018. Initial limited drilling has indicated promising results, but Beadell is not able to report exploration results until further drilling and analysis has occurred. Beadell expects to be in a position to undertake this further work throughout 2019 upon completion of the Scheme. Beadell plans infill and step out drilling to convert inferred resources to measured and indicated resources and to further define the four discoveries along the Tucano mine trend. The highest priority step-out target will be the Neo lodes as they occur in the current Tap AB pit outline in an area classified as waste.

Beadell Ore Reserves

Total Ore Reserves as at June 30, 2018 were 21.67 million tonnes at 1.81 g/t gold for 1.26 million ounces compared to 25.06 million tonnes at 1.83 g/t gold for 1.47 million ounces as at June 30, 2017. This is a decrease of 145,000 ounces due to depletion over the second half of 2017 and the first half of 2018 and 67,000 ounces due to a revision of the Urucum underground Reserve.

Total Open Pit Reserves are 16.52 million tonnes at 1.74 g/t gold for 924,000 ounces compared to 18.45 million tonnes at 1.77 g/t gold for 1.05 million ounces as at June 30, 2017.

Total Stockpile Reserves are 2.77 million tonnes at 0.66 g/t gold for 59,000 ounces compared to 3.64 million tonnes at 0.66 g/t gold for 77,000 ounces as at June 30, 2017.

Total Underground Reserves as at June 30, 2018 were 2.38 million tonnes at 3.64 g/t gold for 278,000 ounces compared to 2.97 million tonnes at 3.61 g/t gold for 345,000 ounces as at June 30, 2017. This is a decrease of 67,000 ounces resulting from a revision of the Urucum Underground Reserve by AMC, which revision was originally reflected in the Tucano Technical Report, as summarized above.

BRAZIL	PROVEN			PROBABLE			TOTAL ORE RESERVE			CUT- OFF
	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	(g/t)
Urucum Open Pit Oxide	177	1.15	7	122	1.14	4	299	1.14	11	0.7
Urucum East Open Pit Oxide	0	0	0	151	1.71	8	151	1.71	8	0.7
Tap AB Open Pit Oxide	1,450	2.2	102	1,723	1.74	97	3,173	1.95	199	0.6
Tap C Open Pit Oxide	206	0.95	6	168	0.85	5	374	0.9	11	0.6
Total Oxide	1,832	1.96	115	2,165	1.64	114	3,998	1.78	229
Urucum Open Pit Primary	4,311	1.63	227	5,504	1.76	311	9,815	1.7	537	0.8
Urucum East Open Pit Primary	0	0	0	16	1.5	1	16	1.5	1	0.9
Tap AB Open Pit Primary	952	2.14	66	1,094	1.77	62	2,047	1.95	128	0.8
Tap C Open Pit Primary	248	1.34	11	401	1.4	18	648	1.38	29	0.8
Total Primary	5,511	1.71	303	7,015	1.74	392	12,525	1.72	695
Urucum Open Pit Total	4,488	1.62	233	5,626	1.74	315	10,114	1.69	548
Urucum East Open Pit Total	0	0	0	167	1.69	9	167	1.69	9
Tap AB Open Pit Total	2,402	2.18	168	2,818	1.76	159	5,220	1.95	327

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BRAZIL	PROVEN			PROBABLE			TOTAL ORE RESERVE			CUT- OFF
	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	(g/t)
Tap C Open Pit Total	453	1.16	17	569	1.24	23	1,022	1.2	40
Total Oxide and Primary	7,343	1.77	418	9,180	1.71	506	16,523	1.74	924
Open Pit Stockpile	1,994	0.66	42	0	0	0	1,994	0.66	42	0.5
Spent Ore Stockpile	307	0.61	6	0	0	0	307	0.61	6	0.5
ROM Expansion Stockpile	470	0.7	11	0	0	0	470	0.7	11	0.5
Total Stockpiles	2,771	0.66	59	0	0	0	2,771	0.66	59	0.5
TOTAL TUCANO OPEN PIT & STOCKPILES	10,115	1.47	477	9,180	1.71	506	19,294	1.58	983
Urucum Underground Primary	0	0	0	2,378	3.64	278	2,378	3.64	278
Urucum Underground Primary Total*	0	0	0	2,378	3.64	278	2,378	3.64	278
TOTAL BRAZIL	10,115	1.47	477	11,558	2.11	784	21,672	1.81	1,261

Beadell Mineral Resources

Beadell’s measured, indicated and inferred resources as at June 30, 2018 in accordance with the 2012 JORC Code are summarized below.

BRAZIL	MEASURED RESOURCES			INDICATED RESOURCES			TOTAL MEASURED & INDICATED			INFERRED RESOURCES			CUT- OFF
	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	(g/t)
Urucum Open Pit Oxide	360	1.07	12	278	1.03	9	638	1.05	22	69	0.96	2	0.5
Urucum East Open Pit Oxide	0	0	0	200	1.88	12	200	1.88	12	9	1.58	0	0.5
Tap AB Open Pit Oxide	1,854	2.23	133	3,376	1.79	195	5,230	1.95	327	663	1.26	27	0.5
Tap C Open Pit Oxide	370	0.91	11	284	0.85	8	654	0.88	19	88	0.71	2	0.5
Duckhead Open Pit Oxide	89	4.24	12	140	1.74	8	229	2.71	20	60	1.56	3	1
Total Oxide	2,674	1.95	168	4,277	1.68	232	6,951	1.79	399	889	1.21	35
Urucum Open Pit Primary	5,279	1.54	262	7,131	1.72	393	12,410	1.64	656	397	1.56	20	0.5
Urucum East Open Pit Primary	0	0	0	211	1.45	10	211	1.45	10	84	0.94	3	0.5
Tap AB Open Pit Primary	1,918	1.8	111	3,858	1.61	199	5,776	1.67	311	1,257	1.29	52	0.5
Tap C Open Pit Primary	468	1.22	18	1,966	1.22	77	2,434	1.22	95	1,044	1.35	45	0.5
Duckhead Open Pit Primary	115	2.28	8	264	2.26	19	379	2.27	28	262	1.81	15	1
Total Primary	7,781	1.6	400	13,429	1.62	699	21,210	1.61	1,099	3,045	1.38	135
Urucum Open Pit Total	5,639	1.51	275	7,409	1.69	402	13,048	1.61	676	466	1.47	22	0.5
Urucum East Open Pit Total	0	0	0	411	1.66	22	411	1.66	22	92	1	3	0.5
Tap AB Open Pit Total	3,772	2.01	243	7,233	1.69	394	11,005	1.8	637	1,921	1.28	79	0.5
Tap C Open Pit Total	838	1.08	29	2,250	1.17	85	3,088	1.15	114	1,132	1.3	47	0.5

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BRAZIL	MEASURED RESOURCES			INDICATED RESOURCES			TOTAL MEASURED & INDICATED			INFERRED RESOURCES			CUT- OFF
	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	Tonnes (‘000)	Grade (g/t)	Ounces (‘000)	(g/t)
Duckhead Open Pit Total	205	3.14	21	404	2.08	27	609	2.44	48	322	1.76	18	1
Total Oxide and Primary Open Pit	10,455	1.69	568	17,707	1.63	930	28,161	1.65	1,496	3,933	1.34	170
Open Pit Stockpile	1,994	0.66	42	0	0	0	1,994	0.66	42	0	0	0	0.5
Spent Ore Stockpile	307	0.61	6	0	0	0	307	0.61	6	0	0	0	0.5
ROM Expansion Stockpile	470	0.7	11	0	0	0	470	0.7	11	0	0	0	0.5
Marginal Ore Stockpiles	1,491	0.43	21	0	0	0	1,491	0.43	21	0	0	0	0.3
Total Stockpiles	4,263	0.58	79	0	0	0	4,263	0.58	79	0	0	0
Total Open Pit & Stockpiles	14,717	1.37	647	17,707	1.63	930	32,424	1.51	1,575	3,933	1.34	170
Tap AB Underground Primary*	22	1.49	1	1,025	2.3	76	1,047	2.28	77	3,653	3.19	375	1.2
Urucum Underground Primary - PFS	260	4.06	34	2,634	4.24	359	2,894	4.22	393	5,106	2.71	445	1.6
Urucum Underground Primary - Non PFS	0	0	0	0	0	0	0	0	0	3,733	1.38	166	1.2
TOTAL UNDERGROUND	282	3.86	35	3,659	3.7	435	3,941	3.71	470	12,492	2.45	986
TOTAL TUCANO	14,999	1.42	682	21,366	1.98	1,365	36,365	1.75	2,046	16,425	2.18	1,156

Overview of Tartaruga Gold Exploration Project

The Tartaruga project is located 120 kilometres northeast of Tucano and comprises four contiguous exploration concessions covering 359 km² of the prospective greenstone within the Guianian shield.

Overview of Exploration Strategy

Beadell’s refocused exploration strategy, led by the recently appointed Head of Exploration & Geology, Aoife McGrath, will be driven by systematic and disciplined capital allocation decisions aimed at reserve replacement, extending the life of mine, expanding near-term cash flow, and increasing the net present value of Tucano.

Beadell’s exploration focus is along the Tucano mine corridor, with the aim of increasing mine life and net present value. Immediate targets include:

(a)	Follow-up of the high-grade plunging shoots from Tap AB to Urucum

(b)	Follow-up drilling in the Urucum saddle between Urucum Central and Urucum North pits.

(c)	Delineation and definition drilling on all Neo Lodes.

(d)	Delineation and definition drilling at shallow oxide targets at Urso.

Exploration drilling along the 7 km-long Tucano mine trend demonstrates that the deposit remains open along strike and at depth, with exceptional gold grades intersected down-plunge from shoots that contribute to the ore reserve. In addition, the scope for in-mine exploration has increased with the discovery of high-grade gold mineralisation in the schist package, previously thought to be barren and is the dominant rock type in the mine sequence.

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Recent commissioning of the Tucano Plant ball mill provides greater ore type processing flexibility at Tucano, enabling the company to make risk-adjusted capital allocation decisions with respect to mining and processing based on grade rather than ore type.

Exploration Highlights from November 2015 to Present

There has been ongoing exploration success since November 2015, based on refinement of the geological model and controls on gold mineralisation. This has resulted in the discovery of eight new lodes of gold mineralisation within 3km of the Tucano Plant. Referring to the figure below, and moving from north to south, these are:

(a)	Urso Lode – 3.0 km from Tucano Plant.

(b)	Neo North Lode (blind to surface and within reserve pit design) – 2.0 km from Tucano Plant.

(c)	Southern extension of Tap AB2 Trough Lode, across Mata Fome Fault – 1.5 km from Tucano Plant.

(d)	High-grade plunging shoot on Tap AB1 Trough Lode – 1.5km from Tucano Plant. This lode was previously believed to be the southern extension of Tap AB2 Trough Lode and had never optimised a pit until the high-grade shoot was discovered.

(e)	Neo East Lode – 2 km from Tucano Plant.

(f)	Tap D South Lodes – 2 km from Tucano Plant.

(g)	Torres & Southern Extension Lodes – 2 km from Tucano Plant.

In addition, high-grade gold mineralisation has been intersected in the saddle between the Urucum Central and Urucum North Reserve Pits with 12 m at 22.5 g/t gold and 4 m at 6.14 g/t gold intersected beneath the saddle area.

The exploration drilling in 2015 and 2016 resulted in an overall 15% increase in the Tucano reserve grade from the December 31, 2015 to the June 30, 2017 update. This was predominantly due to a 33% increase in grade at Tap AB. In addition, Tucano gold resource grade and ounces increased 13% and 6%, respectively, again driven by Tap AB Open Pit and Underground, where the resource gold grade increased by 23% and ounces by 45%.

Beadell also consolidated its near mine land position in April 2017 by securing an additional 576 km2 of highly prospective ground contiguous with the Tucano mine lease. Beadell is now in the rare position of having 100% control of a highly-prospective, 2,500 km “Birimian type” greenstone belt around a processing plant with expanded ore feed type flexibility.

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Figure 1: Simplified geology map showing locations of Tucano gold deposits and lodes. Map on the left shows status as at November 2015 while the map on right indicates current status. Newly identified zones of mineralisation over this time period are denoted in pink and annotated on the 2018 map. All of these with the exception of Tap D South, Neo (upper benches that fell within the existing reserve pit design) and the southern extension of Tap AB2 Trough Lodes are still to be added to reserves.

Exploration – Current Work

Beadell is close to completing a full 2D data organisation and data mining process. This organisation portion of the process was started in July 2018 and the new 2D geological data management system is scheduled for implementation in January of 2019 along with data mining combined with target assessment and ranking. Once these are complete (likely at the end of January 2019), reconnaissance exploration plans will be generated as part of short, medium and long-term resource growth plans.

A new 3D geological data management system, acQuire has already been implemented, is fully functional and operating smoothly onsite.

The aims of these system upgrades are to reduce time spent manually manipulating and organising data and to ensure world class data integrity and data auditability. The products will enable the Tucano site team to focus more on data analysis, interrogation, interpretation and exploration planning.

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Exploration expenditure at Tucano over the last 25 years is estimated to be great than US$50 million (based on assessment of previous operators” and Beadell’s exploration expenditure). The geological data management systems will cost approximately US$250,000 to implement and should result in an exceptional economic return from this important data mining exercise.

Exploration – Short Term Plans

With the ability to process up to 80% sulphide ore, Beadell will be able to plan systematic exploration, delineation and definition drilling of known sulphide mineralisation. High gold grades have been intersected in oxide and sulphide mineralisation along the entire 7km strike of the mine corridor and to the southeast at Duckhead. The short-term exploration focus will therefore be along the mine corridor, with the aim of increasing mine life and net present value. Immediate targets include:

(a)	Follow-up of the high-grade plunging shoots from Tap AB to Urucum

(b)	Follow-up drilling in the Urucum saddle between Urucum Central and Urucum North pits. Continuity of gold mineralisation between these pits could have a significant impact on pit shape and economics. In addition, Urucum North has an attractive Measured and Indicated resource ounce per vertical metre profile.

(c)	Delineation and definition drilling on all Neo Lodes.

(d)	Delineation and definition drilling at shallow oxide targets at Urso.

In summary, the multiple in-mine and near-mine drill discoveries and untested prospects provide the Beadell exploration team with a compelling opportunity to grow the gold resource at Tucano through low cost and relatively low risk work programs. Delineation and step-out drilling at the highest ranked targets is expected to commence before the end of 2018, with resource estimate determinations to occur once sufficient holes have been assayed and incorporated into the Tucano database.

Competitive Conditions

The mineral exploration and mining business is a competitive business. Beadell competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of Beadell to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable prospects for mineral exploration.

Foreign Operations

Beadell’s material exploration properties are all located in Brazil, a foreign jurisdiction.

Environmental

The exploration for minerals, development of mines and production of metals can lead to negative impacts on local environments and environmental damage may occur that is costly to remedy unless operations are appropriately managed.

More specifically, Beadell’s operations in Brazil are subject to environmental, health, and safety regulations relating to the safety and health of employees. These regulations establish limits and conditions on the ability of a mining company to conduct its operations. The cost of compliance with these regulations can be significant. The regulatory environment could change in ways that would substantially increase its liability or the costs of compliance and that could have a material effect on operations or financial position of Beadell.

See the section entitled “Risk Factors” below for details of some of the material business risks facing Beadell that are likely to have an effect on Beadell’s future prospects, and how Beadell manages these risks.

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Selected Historical Financial Information

The following is a summary of certain selected financial information of Beadell for the financial years ended December 31, 2017, 2016 and 2015 and the nine month period ended September 30, 2018. This information is derived from, and reference should be made to: (a) the audited consolidated financial statements of Beadell for the financial years ended December 31, 2017, 2016 and 2015 (together with the notes thereto and auditors’ report thereon) included in Beadell’s 2017 Annual Report and 2016 Annual Report, which are attached as Schedule 1 and Schedule 2, respectively, to this Appendix E; and (b) the unaudited interim consolidated financial statements of Beadell for the three and nine month periods ended September 30, 2018 (together with the notes thereto), which is attached as Schedule 3 to this Appendix E.

Summary of Consolidated Statement of Profit and Loss

	Sep 30, 2018 A$’000 (unaudited)	Dec 31, 2017 A$’000 (audited)	Dec 31, 2016 A$’000 (audited)	Dec 31, 2015 A$’000 (audited)
Revenue	141,516	211,067	239,845	190,554
Cost of sales	(143,368)	(296,963)	(191,913)	(172,898)
Gross margin	(1,852)	(85,896)	47,932	17,656

Other income	770	502	118	217
Administrative expenses	(14,961)	(20,318)	(19,094)	(18,788)
Project exploration and evaluation expenses	(692)	(854)	(1,449)	(809)
Impairment losses	(6,467)	(2,881)	(2,239)	(16,808)
Other expenses	(334)	(821)	(986)	(2,163)
Results from operating activities	(23,536)	(110,268)	24,282	(20,695)

Finance income	2,888	315	10,644	774
Finance expense	(17,756)	(5,936)	(4,491)	(31,323)
Net finance (expense)/income	(14,868)	(5,621)	6,153	(30,549)

(Loss)/Profit for the period before income tax	(38,404)	(115,889)	30,435	(51,244)

Income tax benefit/(expense)	3,879	14,720	(8,081)	6,899
(Loss)/Profit for the period after income tax	(34,525)	(101,169)	22,354	(44,345)

Other comprehensive profit/(loss)
Items that may be reclassified subsequently to profit or loss
Foreing currency translation differences for foreign operations	(18,521)	(18,767)	37,310	(46,558)
Other comperhensive (loss)/gain for the period net of tax	(18,521)	(18,767)	37,310	(46,558)
Total comprehensive (loss)/profit for the year	(53,046)	(119,936)	59,664	(90,903)

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Summary of Consolidated Statement of Financial Position

	Sep 30, 2018 A$’000 (unaudited)	Dec 31, 2017 A$’000 (audited)	Dec 31, 2016 A$’000 (audited)	Dec 31, 2015 A$’000 (audited)
Assets
Cash and cash equivalents	8,383	10,136	28,298	9,721
Restricted cash	161	171	283	5,059
Prepayments	2,362	2,365	1,351	947
Gold bullion awaiting settlement	-	9,496	5,360	5,058
Trade and other receivables	27,987	24,907	29,267	16,791
Inventories	37,185	29,696	55,464	57,534
Total current assets	76,078	76,771	120,023	95,110

Trade and other receivables	18,367	18,062	153	66
Inventories	-	-	53,049	-
Exploration and evaluation assets	399	451	498	673
Mineral properties	24,791	31,429	28,428	17,734
Property, plant and equipment	151,385	137,270	134,942	122,573
Deferred tax assets	30,553	30,820	18,553	20,108
Total non-current assets	225,495	218,032	235,623	161,154
Total assets	301,573	294,803	355,646	256,264

Liabilities
Trade and other payables	43,080	58,670	44,230	38,189
Employee benefits	3,664	4,311	5,129	2,774
Borrowings	49,065	55,801	54,637	49,497
Provisions	5,663	5,333	4,527	2,751
Total current liabilities	101,472	124,115	108,523	93,211

Employee benefits	12	13	204	180
Other financial liabilities	6,973	-	-	-
Borrowings	55,121	-	6,949	34,061
Provisions	7,284	8,209	7,845	6,130
Total non-current liabilities	69,390	8,222	14,998	40,371
Total liabilities	170,862	132,337	123,521	133,582

Net assets	130,711	162,466	232,125	122,682

Equity
Share capital	324,968	303,512	254,435	206,585
Reserves	(39,170)	(22,530)	(4,963)	(49,065)
Accumulated losses	(155,087)	(118,516)	(17,347)	(34,838)
Total equity	130,711	162,466	232,125	122,682

Management’s Discussion and Analysis

Management’s discussion and analysis of Beadell for the financial year ended December 31, 2017 is included in Beadell’s 2017 Annual Report, which is attached as Schedule 1 to this Appendix E. Management’s discussion and analysis of Beadell for the three and nine month periods ended September 30, 2018 is attached as Schedule 4 to this Appendix E. The attached management’s discussion and analysis should be read in conjunction with the financial

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statements of Beadell and the notes thereto. See the section entitled “Selected Historical Financial Information” in this Appendix E as well as Schedules 1, 2 and 3 to this Appendix E.

Description of Capital Structure

Authorized Capital

Beadell is authorized to issue an unlimited number of ordinary shares (the “Beadell Shares”). As of the date hereof, there are 1,673,584,196 Beadell Shares issued and outstanding.

Beadell Shares

Beadell Shares have no par or nominal value. Holders of Beadell Shares are entitled to one vote for each share on all matters to be voted on by shareholders at meetings of shareholders (except matters requiring the vote of a specified class or series voting separately as a class or series). On liquidation, dissolution or winding up of Beadell, the holders of Beadell Shares will be entitled to receive the property of Beadell remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by Beadell. There are no pre-emptive, redemption or conversion rights attaching to Beadell Shares. All Beadell Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment.

Beadell Options and Beadell Performance Rights

As at the date hereof, there are 27,800,000 Beadell Options outstanding. The Beadell Options are incentive options granted to Beadell directors, officers, employees and consultants. Each Beadell Option entitles the holder to purchase one Beadell Share. The exercise prices and expiry dates of the Beadell Options are set out in the following table:

Number of Beadell Options	Exercise Price	Expiry Date
8,900,000	A$0.20	December 31, 2018
2,500,000	A$0.54	September 30, 2019
8,900,000	A$0.35	December 31, 2019
2,500,000	A$0.63	September 30, 2020
2,500,000	A$0.078	June 30, 2021
2,500,000	A$0.091	June 30, 2022

As at the date hereof, there are 4,402,687 Beadell Performance Rights issued and outstanding. Each Beadell Performance Right entitles the holder thereof to one Beadell Share without payment of any further consideration.

Prior to the implementation of the Scheme, all outstanding Beadell Options will be exercised in exchange for Beadell Shares or will lapse or be terminated in accordance with the Beadell Option Plan and all outstanding Beadell Performance Rights will vest and be exchanged for Beadell Shares in accordance with the Beadell Performance Rights Plan. The holders of such Beadell Shares will receive Great Panther Shares at the Exchange Ratio.

As at the date hereof, there are 27,800,000 Beadell Options and 4,402,687 Beadell Performance Rights outstanding, which, at the Exchange Ratio, would result in the issuance of an additional 1,720,820 Great Panther Shares and 272,526 Great Panther Shares, respectively, on the implementation of the Scheme; provided, however, that certain of the Beadell Options are “out of the money” and may not be exercised prior to the implementation of the Scheme.

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Beadell Warrants

As at the date hereof, there are 157,507,710 Beadell Warrants issued and outstanding. Each Beadell Warrant entitles the holder thereof to purchase one Beadell Share at a price of US$0.0815.

Beadell has entered into binding agreements with the holders of 100% of the Beadell Warrants to accept the Warrant Consideration in exchange for their outstanding Beadell Warrants on the Scheme becoming Effective. Under such binding agreements, each holder of Beadell Warrants will receive a number of Great Panther Replacement Warrants equal to the number of their Beadell Warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on substantially the same terms and conditions as the original Beadell Warrant.

After giving effect to the Scheme and assuming that all of the holders of Beadell Warrants will have entered into binding agreements to accept the Warrant Consideration, it is anticipated that there will be outstanding Great Panther Replacement Warrants exercisable into a total of: (a) 3,428,032 Great Panther Shares with an exercise price of US$1.317 and an expiry date of May 17, 2022; and (b) 6,321,695 Great Panther Shares with an exercise price of US$1.317 and an expiry date of June 27, 2022.

Beadell Convertible Debentures

Beadell has 10,000 Beadell Convertible Debentures outstanding with an aggregate principal amount of US$10,000,000. The implementation of the Scheme will constitute a “Change of Control” (as defined in the Debenture Indenture) of Beadell. In accordance with the terms of the Debenture Indenture, upon the occurrence of a Change of Control, Beadell is required to make a Change of Control Purchase Offer to purchase all Beadell Convertible Debentures on issue at a price per Beadell Convertible Debenture equal to 105% of the principal amount, plus accrued and unpaid interest (referred to herein as the “Change of Control Offer Price”). It is a condition precedent to completion of the Scheme that holders of Beadell Convertible Debentures agree in writing, before 8:00 a.m. on the Second Court Date, to either: (a) accept the Change of Control Purchase Offer; or (b) waive the obligation of Beadell to make the Change of Control Purchase Offer and consent to the entering into of a supplemental indenture in respect of the Beadell Convertible Debentures.

Notwithstanding the condition precedent, Great Panther has disclosed in its November 30, 2018 news release that it intends to: (i) enter into an amended and restated or supplemental Debenture Indenture pursuant to which Great Panther will expressly assume the obligations of Beadell under the Debenture Indenture (including funding for the Change of Control Purchase Offer), and the holders of Beadell Convertible Debentures will be entitled to receive Great Panther Shares on the conversion thereof, and (ii) make the Change of Control Purchase Offer following completion of the Transaction in accordance with the terms of the Debenture Indenture.

If not less than 90% of the Beadell Convertible Debentures are tendered to the Change of Control Purchase Offer, then Great Panther will have the right, but not the obligation, to redeem the remaining outstanding Beadell Convertible Debentures at the Change of Control Offer Price.

If fewer than 90% of the Beadell Convertible Debentures are tendered to the Change of Control Purchase Offer, then such outstanding debentures shall continue to represent debt obligations of Great Panther in accordance with the terms thereof.

Financing Arrangements

Beadell Indebtedness

As at September 30, 2018, Beadell has four debt facilities in place totalling A$108.5 million. The facilities are:

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Facility	Description	Facility size	Drawn at September 30, 2018	Expiry
MACA Termination Deed (“MACA Agreement”)	Unsecured and interest bearing	A$54.7 million	A$54.7 million	June 30, 2022
Senior Secured Convertible Debentures (“Beadell Convertible Debentures”)	Secured and interest bearing	A$13.4 million (US$10.0 million)	A$13.4 million	June 30, 2023
Santander – Itaú Export Prepayment Facility (“Facility Agreement”)	Secured and interest bearing	A$17.3 million (US$12.5 million)	A$17.3 million	April 12, 2019
Advances on Currency Exchange Contracts (“ACCs”)	Unsecured and interest bearing	A$23.1 million (US$16.7 million)	A$23.1 million	January 16, 2019

In respect of the Santander – Itaú Export Prepayment Facility, Beadell’s subsidiaries have provided security in the form of a fiduciary lien over the issued shares of Beadell Brasil Ltda and a pledge over the mineral rights at Tucano.

In respect of the Beadell Convertible Debentures, Beadell has provided security in the form of share pledges over Beadell’s Australian subsidiaries which hold the shares in Beadell Brasil Ltda.

Subsequent to September 30, 2018, Beadell has extended the expiry date on certain Advances on Currency Exchange Contracts. As at the date hereof, the expiry date of the Advances on Currency Exchange Contracts is November 2019.

Loan Agreement

Great Panther and Beadell have entered into the Loan Agreement, pursuant to which Great Panther has agreed to advance to Beadell and Beadell Brasil, as joint and several borrowers, a non-revolving term loan in the principal amount of US$5,000,000, the proceeds of which are being used by Beadell for working capital requirements.

Pursuant to the Loan Agreement, the outstanding balance of the loan bears interest at the rate of 14% per year in arrears until and including January 15, 2019 (which maturity date may be extended by mutual agreement for an additional 30 days). The loan is unsecured. In accordance with the Loan Agreement, Beadell and Beadell Brasil have agreed to prepay the outstanding principal balance of the loan (but not accrued and unpaid interest thereon) in an amount equal to 100% of all proceeds of PIS (Programas de Integração Social e de Formação do Patrimônio do Servidor Público) and COFINS (Contribuição para Financiamento da Seguridade Social) refunds, immediately upon receipt of such proceeds by Beadell or Beadell Brasil. In connection with the execution of the Loan Agreement, Beadell has agreed to pay to Great Panther a structuring fee in an amount equal to US$50,000, payable from the proceeds of the loan.

Consolidated Capitalization

Except as described elsewhere in this Management Information Circular, here have not been any material changes in the share and loan capital of Beadell since September 30, 2018. See the section entitled “The Scheme – Scheme Consideration” for a description of the treatment of the share and loan capital of Beadell under the terms of the Scheme.

Prior Sales

Except for the issuance of: (a) the Beadell Convertible Debentures; (b) 218,293,000 Beadell Shares at a price of A$0.054 in August 2018; (c) 2,500,000 Beadell Options with an exercise price of A$0.078 expiring June 30, 2021; (d) 2,500,000 Beadell Options with an exercise price of A$0.091 expiring June 30, 2022; (e) 11,850,069 Beadell Shares at a price of A$0.07 in July 2018, (f) 136,170,060 Beadell Shares at a price of A$0.083 in June 2018; (g)

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102,127,545 Beadell Warrants with a exercise price of US$0.0815 and a term of 48 months in June 2018; (h) 73,840,220 Beadell Shares at a price of A$0.083 in May 2018; and (i) 55,380,165 Beadell Warrants with a exercise price of US$0.0815 and a term of 48 months in May 2018; during the 12-month period prior to the date of this Management Information Circular, Beadell did not issue any Beadell Shares or securities convertible into Beadell Shares.

Trading Price and Volume

On September 21, 2018, the last trading day on which the Beadell Shares traded prior to the announcement of the Transaction, the closing price of the Beadell Shares on the ASX was A$0.057.

The table below sets forth, for the periods indicated, the price ranges (highs and lows) and aggregate traded volume for the Beadell Shares for the prior 12 months as reported on the ASX.

Date	High (A$)	Low (A$)	Aggregate Volume
December 2017	$0.180	$0.155	100,505,893
January 2018	$0.195	$0.150	79,430,668
February 2018	$0.150	$0.115	144,932,325
March 2018	$0.100	$0.074	224,170,540
April 2018	$0.094	$0.082	62,875,746
May 2018	$0.073	$0.066	137,913,645
June 2018	$0.069	$0.061	219,744,324
July 2018	$0.068	$0.051	121,349,117
August 2018	$0.056	$0.044	99,129,926
September 2018	$0.069	$0.045	118,881,722
October 2018	$0.068	$0.054	81,013,005
November 2018	$0.056	$0.045	27,144,586
December 1 to 20	$0.049	$0.043	31,264,441

Dividends

On April 16, 2015, Beadell paid a maiden unfranked dividend of A$0.01 per Beadell Share. The record date for receiving the dividend was March 31, 2015. Beadell has not declared or paid any further dividends since its maiden dividend.

The holders of Beadell Shares on which any dividend is declared or paid by Beadell are entitled to participate in that dividend equally in proportion to the number of Beadell Shares held. These dividend entitlements are subject to the rights of persons holding shares with special rights as to dividends (of which none are currently issued and outstanding).

The Beadell Board may from time to time by resolution either declare a dividend, or determine that a dividend is payable, out of profits of Beadell. The Beadell Board may fix the amount, time and method of payment of the dividend. In the case of determination that a dividend is payable, the resolution may be amended or revoked until the time fixed for paying the dividend arrives. Dividends may be subject to withholding taxes.

Pursuant to the Corporations Act, Beadell must not pay a dividend unless: (a) Beadell’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to the Beadell Shareholders as a whole; and (c) the payment of the dividend does not materially prejudice Beadell’s ability to pay its creditors.

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Principal Securityholders

To the best of the knowledge of the directors and executive officers of Beadell, as of the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding Beadell Shares.

Directors and Executive Officers of Beadell

The directors of Beadell are elected at each annual general meeting and hold office until the next annual meeting or until their successor is elected or appointed.

As at the date hereof, the names and municipalities of residence for all of the directors and executive officers of Beadell and their respective principal occupations within the five preceding years are as follows:

Name and Place of Residence	Position with Beadell and Principal Occupation for Past Five Years	Number of Securities Beneficially Controlled, Directly or Indirectly	Date of Appointment or Election
Nicole Adshead-Bell Vancouver, BC, Canada	Chief Executive Officer & Managing Director Non-Executive Director of Beadell From 2015 to 2018, President of Cupel Advisory Corp. From 2012 to 2015, Director of Mining Research at Sun Valley Gold LLC	4,375,200 Beadell Shares 2,808,900 Beadell Warrants	September 29, 2016 (as Non-Executive Director)
Brant E. Hinze Oroville, Washington, USA	Non-Executive Director	384,610 Beadell Shares 1,750,000 Beadell Options	November 9, 2015
Craig Readhead Yallingup, WA, Australia	Non-Executive Director	3,723,200 Beadell Shares 1,750,000 Beadell Options	April 14, 2010
Timo Jauristo Nashua, NSW, Australia	Non-Executive Director	256,410 Beadell Shares 1,750,000 Beadell Options	December 8, 2015
Greg Barrett Cottesloe, WA, Australia	Chief Financial Officer & Company Secretary	5,000,000 Beadell Shares 5,000,000 Beadell Options 910,681 Beadell Performance Rights	N/A
Aoife McGrath Toronto, Ontario Canada	Head of Exploration and Geology Vice President Exploration at Alamos Gold	5,000,000 Beadell Options	N/A
Graham Donahue Toronto, Ontario Canada	Head of Corporate Development Managing Director at Scotia Bank	5,000,000 Beadell Options 906,892 Beadell Performance Rights 2,340,750 Beadell Warrants	N/A
Luis Pablo Diaz Porto Alegre, RS, Brazil	Country Manager – Beadell Brasil Ltda	2,000,000 Beadell Options 755,744 Beadell Performance Rights	N/A
Julio Cesar Carneiro Rio de Janeiro, RJ, Brazil	Finance Director – Beadell Brasil Ltda Controller	-	N/A

Biographies of each of the directors and executive officers of Beadell is set out below:

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Dr. Nicole Adshead-Bell BSc (Hons), PhD, Managing Director & Chief Executive Officer

Dr. Adshead-Bell is a geologist with over 20 years of capital markets and natural resource sector experience. From 2015 to 2018, she was the President of Cupel Advisory Corp., an advisory firm focused on investments in the natural resource sector. From 2012 to 2015, Dr. Adshead-Bell was the Director of Mining Research at Sun Valley Gold LLC (SVG), a US-based Securities Exchange Commission registered investment advisor focused on the precious metals sector. Prior roles include: Managing Director, Investment Banking at Haywood Securities, where she concentrated on building the company’s M&A and financing business in the mining sector; sell-side analyst at Dundee Securities; and buy-side analyst at SVG.

Brant E. Hinze, Non-Executive Director

Mr. Hinze is a mining engineer with a career spanning more than 30 years and has worked in all facets of the mining business from small start-ups to some of North America’s largest mining companies, in remote operations and on foreign assignments in South America and Southeast Asia. He was President and Chief Operating Officer of Kinross Gold Corporation from 2010 to 2014. Mr. Hinze also worked for Newmont Mining Corporation from 2001 to 2010. Prior to 2001, Mr. Hinze worked for Battle Mountain Gold until its merger with Newmont in 2001. He served as Senior Vice President for North American Operations, General Manager of the Minera Yanacocha SRL in Peru, as well as other senior management positions in Southeast Asia. Mr. Hinze is the chair of the Remuneration, Nomination and Diversity Committee and member of the Audit and Risk Management Committee.

Craig Readhead, Non-Executive Director

Mr. Readhead is a lawyer with over 30 years legal and corporate advisory experience with specialisation in the resources sector, including the implementation of large-scale mining projects both in Australia and overseas. Mr. Readhead is a former president of the Australian Mining and Petroleum Law Association and is a General Counsel of Whitestone Minerals Pty Ltd. Mr. Readhead is currently a non-executive director of Eastern Goldfields Ltd (previously called Swan Gold Mining Ltd), Redbank Copper Ltd and Western Areas Ltd. During the past three years, he has served as the chair of the ASX listed company Heron Resources Ltd (1999-2015), and as a non-executive director of the ASX listed company General Mining Ltd (2009 to 2015). Mr. Readhead is also a member of the WA Council of the Australian Institute of Company Directors, and until recently, was a member of the Australian Institute of Company Directors State Council. Mr. Readhead is a member of the Remuneration, Nomination and Diversity Committee and the Audit and Risk Management Committee.

Timo Jauristo, Non-Executive Director

Mr. Jauristo is a geologist and seasoned mining professional with over 35 years experience in the gold mining industry. Most recently, Mr. Jauristo was Executive Vice President – Corporate Development of Goldcorp. He spent 15 years with Placer Dome in various operating and corporate roles. Mr. Jauristo was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. During the past three years, Mr. Jauristo has served as a non-executive director of the TSX listed company Primero Mining (2010 to 2014). Mr. Jauristo is the chair of the Audit and Risk Management Committee and member of the Remuneration, Nomination and Diversity Committee.

Greg Barrett CA, FFin, B.Comm, Chief Financial Officer & Company Secretary

Mr. Barrett is a member of the Institute of Chartered Accountants and a Fellow of the Financial Services Institute of Australasia. He has over 20 years of management, corporate advisory, finance and accounting experience, working for several listed and unlisted companies for which he has held positions as Director, Chief Financial Officer and Company Secretary. He is the former Finance Executive and Company Secretary for Agincourt Resources Ltd and Nova Energy Ltd and had previously worked for KPMG before specialising in the mining industry.

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Aoife McGrath BScGeol, MScMinExpl, MScEngGeol, Head of Exploration and Geology

Ms. McGrath has 20 years of experience in the mining industry, having worked in multiple jurisdictions globally and predominantly in gold mining and exploration. Most recently, Ms. McGrath spent more than five years with Alamos Gold as Vice President Exploration and prior to that Director of Exploration and Corporate Development, being responsible for six exploration departments in four countries and managed annual budgets of up to USD$36million. Prior to joining Alamos, Ms. McGrath was Executive Director of Exploration at Carbine Resources, where she built the exploration team from scratch and directed the initial exploration programs in Burkina Faso. She also worked for Red Back Mining as Exploration Manager of the Chirano Mine in Ghana, where she led the team to the discovery of the Akwaaba Underground Deposit and as a Senior Exploration Geologist for AngloGold Ashanti at the Geita Gold Mine in Tanzania.

Graham Donahue CFA, B.Comm, Head of Corporate Development

Mr. Donahue has over 20 years of global financial markets experience. Most recently, Mr. Donahue spent 10 years with Scotia Bank where he held the roles of Managing Director, Head of European Sales and Trading and Managing Director, Equity Capital Markets – Natural Resources. Mr. Donahue spent the majority of the last decade raising money for natural resource companies globally. Mr. Donahue has a Bachelor of Commerce degree from the University of Guelph and is a CFA charter holder.

Luis Pablo Diaz B.Sc.Eng, Country Manager – Beadell Brasil Ltda

Mr. Diaz is a mining engineer with over 18 years of international experience ranging from open pit and underground mine planning, production and management; advancing new projects through feasibility and into construction; contract mining and mining consulting. Mr. Diaz is a Brazilian national, nationalised Australian, resides in Brazil and speaks fluent Portuguese, English and Spanish.

Julio Cesar Carneiro CA, B.Comm, Finance Director – Beadell Brasil Ltda

Mr Carneiro is a chartered accountant with a post-graduate degree in taxation and software development. He has over 20 years of experience in budgeting, internal controls, financial modelling, Brazilian tax regime and other accounting areas. He has worked for oil and gas, mining and telecom companies.

Cease Trade Orders, Penalties, Sanctions or Bankruptcies

To the knowledge of Beadell, no existing or proposed director or executive officer of Beadell has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the knowledge of Beadell, no existing or proposed director or executive officer of Beadell: (a) is, as at the date hereof, or has been within the last 10 years before the date hereof, a director or executive officer of any company, including Beadell, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted a manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

To the knowledge of Beadell, and other than as disclosed herein, there are no known existing or potential conflicts of interest among Beadell, its directors and executive officers, or other members of management, or of any proposed director, executive officer or other member of management as a result of their outside business interests except that

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certain of the directors and executive officers serve as directors and officers of other companies, and therefore it is possible that conflict may arise between their duties to Beadell and their duties as a director or executive officer of such other companies.

The directors of and officers of Beadell are aware of the existence of laws governing the accountability of directors and officers for corporate opportunities and requiring disclosures by directors of conflicts of interest in respect of Beadell and are required to comply with such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

Executive Compensation and Corporate Governance Practices

For a description of Beadell’s executive compensation and corporate governance practices, you should refer to: (a) Beadell’s Annual Report for the year ended December 31, 2017, which is attached as Schedule 1 to this Appendix E; and (b) Beadell’s Key to Disclosures – Corporate Governance Council Principles and Recommendations for the year ended December 31, 2017, which is attached as Schedule 5 to this Appendix E.

Change of Control and Termination Payments

Beadell has entered into employment agreements with certain of its executive officers that provide for a change of control or termination payment upon completion of the Transaction. It is anticipated that such payments will be in the range of A$2.0 million to A$2.4 million and will be payable following completion of the Transaction.

Risk Factors

The following list details existing and future material risks to the business of Beadell. The risks described below are not listed in any particular order and are not exhaustive. Additional risks and uncertainties not currently known to Beadell, or those that it currently deems to be immaterial, may become material and adversely affect Beadell’s business. The realisation of any of these risks may materially and adversely affect Beadell’s business, financial condition, results of operations and/or the market price of Beadell’s securities.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Tucano Gold Mine is subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Although adequate precautions to minimise risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Beadell will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenures, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Beadell not receiving an adequate return on invested capital.

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There is no certainty that the expenditures made by Beadell towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Licencing Matters

Beadell’s operations are subject to receiving and maintaining permits and licences from appropriate governmental authorities. Although Beadell currently has all required permits and licenses for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits and licenses for the existing operations or additional permits or licenses for all future operations. There can be no assurance that Beadell will continue to hold all permits and licenses necessary to develop or continue operating at any particular property, or that any such licenses or permits awarded will not be cancelled pursuant to applicable legislation.

Infrastructure Risks

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Beadell’s operations, financial condition and results of operations.

Insurance and Uninsured Risks

Beadell’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions and floods. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Beadell’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Beadell currently maintains directors’ and officers’ liability, general liability, material damage, business interruption construction, marine cargo and other required insurances in such amounts as it considers to be reasonable. Accordingly, the insurance of Beadell may not cover all the potential risks associated with a mining company’s operations. Beadell may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development or production is not generally available to Beadell or to other companies in the mining industry on acceptable terms. Beadell might also become subject to liability for pollution or other hazards which may not be insured against or which Beadell may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Beadell to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

The Tucano Gold Mine is subject to environmental regulation in Brazil which mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Tucano Gold Mine. Government approvals and permits are currently, and may in the future be required in connection with Beadell’s operations. To the extent such approvals are required and not obtained, Beadell may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

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Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Beadell and cause increases in exploration expenses, development costs, capital expenditures, operating costs or require abandonment or delays in development of new and existing mining properties.

Commercial production at the Tucano Gold Mine involves the use of sodium cyanide which is a poison. Should sodium cyanide leak or otherwise be discharged from the containment system then Beadell may become subject to liability for clean-up work that may not be insured. While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, Beadell may become subject to liability for hazards that may not be insured against. Cyanide used by the processing facility is all destroyed prior to being discharged.

Uncertainty Relating to Mineral Resources

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Mineral Resources, there is no assurance that Mineral Resources will be upgraded to Mineral Reserves as a result of continued exploration.

Reliability of Resource and Reserve Estimates

There is no certainty that any of the Mineral Resources or Mineral Reserves on any of Beadell’s properties will be realised. Until a deposit is actually mined and processed the quantity of Mineral Resources or Mineral Reserves and grades must be considered as estimates only. In addition, the quantity of Mineral Resources or Mineral Reserves may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Resources or Mineral Reserves, grade or stripping ratio may affect the economic viability of any project undertaken by Beadell. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in gold and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources or Mineral Reserves could have a material adverse effect on Beadell’s results of operations and financial condition, and on its ability to comply with requirements of its Financing Arrangements.

Production and Cost Estimates

Beadell prepares estimates of future production, operating costs and capital costs for its operations. Despite Beadell’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Beadell’s actual costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability; and unexpected labour shortages or strikes. Operating costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, cost of commodities and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Beadell’s control. No assurance can be given that cost estimates will be achieved. Failure to achieve production or cost estimates, or incurring material increases in costs, could have a material adverse impact on Beadell’s future cash flows, profitability, results of operations and financial condition.

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Additional Capital

The development and exploration of Beadell’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Beadell’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Beadell.

With the commencement of commercial production at the Tucano Gold Mine on January 1, 2013, Beadell is reliant on the profitable operations of the mine to fund its current and future liabilities. There can be no assurance that operating cash flow or any additional financing will be sufficient for any unexpected development or other costs for the Tucano Gold Mine.

The amount and timing of raising additional capital, which may involve debt or equity, or a combination of both, may be materially impacted by the economic climate in the capital markets. As a result, the cost and availability of any debt and or equity financing may be restricted. Accordingly, there can be no assurance that Beadell will be able to raise sufficient funds to satisfy its contractual obligations or to further explore and develop its projects, as applicable, upon terms acceptable to Beadell, or at all.

Commodity Prices

A decline in the price of gold will materially adversely affect the price of the Beadell Shares, Beadell’s financial results and exploration, development and mining activities. Gold prices fluctuate widely and are affected by numerous factors beyond Beadell’s control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States currency, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future serious price declines could cause development and or operations of Beadell’s properties to be impracticable. Future production from Beadell’s properties is dependent on gold prices that are adequate to make these properties economic.

In addition to adversely affecting Beadell’s reserve and/or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Indebtedness and Inability to Satisfy Repayment Obligations

Although Beadell has been successful in making its scheduled principal and interest repayments in relation to its Financing Arrangements to date, or has successfully renegotiated these obligations, there can be no assurance that it will continue to do so. Beadell’s level of indebtedness could have important consequences for its operations and the value of the Beadell Shares including: (a) limiting its ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of strategic initiatives, or other purposes; (b) limiting Beadell’s ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Beadell’s vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Beadell’s ability to capitalise on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting its ability or increasing the costs to refinance indebtedness.

Beadell expects to utilise its Tucano Gold Mine cash flow from operations to pay its mine operating costs and to pay principal and interest on its Financing Arrangements. Beadell’s ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Beadell will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Beadell cannot be certain that its future cash flow from operations will be sufficient to allow it to make principal and interest payments on its Financing Arrangements and meet its other obligations. If cash flows from operations are insufficient or if there is a contravention of its covenants in relation to its Financing Arrangements, Beadell may be

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required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Beadell will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Interest Rate Fluctuations

Fluctuations in interest rates can affect Beadell’s results of operations and cash flow. Several of Beadell’s financing arrangements are subject to variable interest rates.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that Beadell incurs in its operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold production in United States dollar terms. A strengthened Brazilian Real relative to the United States dollar would negatively impact Beadell.

Government Regulation

The mining, processing, development and mineral exploration activities of Beadell are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.

Exploration and development may also be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration and production, price controls, export controls, currency availability, foreign exchange controls, income taxes, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organisations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, limitations on mineral exports, high rates of inflation, increased financing costs, and site safety. This may affect both Beadell’s ability to undertake exploration and development activities in respect of present and future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and/or development rights to date.

Although Beadell believes that its exploration and operating activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail future exploration, development and mine production activities. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on Beadell.

Political Risks

All of Beadell’s current operations are presently conducted in Brazil, and as such, Beadell’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, currency exchange rates; high rates of inflation; labour unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; restrictions on foreign exchange; and changing political conditions; currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political actions cannot be predicted and may adversely affect Beadell. Changes, if any, in mining or investment policies or shifts in political attitude in Brazil may adversely affect Beadell’s business, results of operations and financial condition. Future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use

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and mine safety. The possibility that future governments may adopt substantially different policies, which may extend to the expropriation of assets, cannot be ruled out.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenures, could result in loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Beadell’s consolidated business, results of operations and financial condition.

Beadell’s senior management meets with government officials on a regular basis to support the continued operation of the Tucano Gold Mine.

Labour and Employment Matters

While Beadell has good relations with its employees, these relations may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions Beadell carries on business. Adverse changes in such legislation, or the unionisation of the Tucano Gold Mine’s work force, may have a material adverse effect on Beadell’s business, results of operations and financial condition.

Subsidiaries

Beadell conducts its operations through its domestic and foreign subsidiaries, and holds certain of its assets through its subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between Beadell and its subsidiaries could restrict Beadell’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Beadell’s valuation and stock price.

Dependence on Management and Key Personnel

Beadell is dependent on the services of key executives, including the Chief Executive Officer and Managing Director, Chief Financial Officer and Company Secretary, Head of Corporate Development, Head of Exploration and Geology, Country Manager, and a small number of highly skilled and experienced executives and personnel, which is sufficient for Beadell’s present stage of operation. Beadell also has an experienced management team supporting its production operations at the Tucano Gold Mine, and is dependent upon the services of these individuals. Beadell’s development to date has largely depended, and in the future will continue to depend, on the efforts of key management and other key personnel to develop and operate the Mine. Loss of any of these people, particularly to competitors, could have a material adverse effect on Beadell’s business. Further, with respect to the development and operation of Beadell’s projects, it may become necessary to attract both international and local personnel. The marketplace for skilled personnel may become more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside Beadell’s control, including competition for human capital and the high-level of technical expertise and experience required to execute the development and operation of Beadell’s projects, will affect Beadell’s ability to employ the specific personnel required. The failure to retain or attract a sufficient number of skilled personnel could have a material adverse effect on Beadell’s business, results of operations and financial condition. Beadell has not taken out and does not intend to take out key man insurance in respect of any directors, officers or other employees.

Shortages and Price Volatility of Input Commodities and Equipment

Beadell is dependent on various input commodities (such as diesel fuel and cyanide) and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities or equipment or a significant increase in their cost could have a material adverse effect on Beadell’s ability to carry out its operations and therefore limit, or increase the cost of, production. Beadell is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond Beadell’s control. An increase in the cost, or decrease in the availability, of input commodities or equipment may affect the timely conduct and cost of operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Beadell’s operations and development projects were to increase significantly, and remain at such levels for a substantial period, Beadell may

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determine that it is not economically feasible to continue commercial production at its Tucano Gold Mine, which could have an adverse impact on Beadell’s financial performance and results of operations.

Conflicts of Interest

Certain of the directors and officers of Beadell also serve as directors and/or officers of other companies involved in natural resource exploration, development and/or operation, and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Beadell will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Beadell and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the Australian Corporations Act and ASX Listing Rules and other applicable laws.

Cyber Security Threats

Information systems and other technologies, including those related to Beadell’s financial and operational management, are an integral part of Beadell’s business activities. Network and information systems-related events, such as computer hackings, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events, could result in damage to Beadell’s property, equipment and data. These events also could result in significant expenditures to repair or replace the damaged property or information systems and/or to protect them from similar events in the future. Further, any security breaches, such as misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in Beadell’s information technology systems, including personnel and other data, could damage its reputation and require Beadell to expend significant capital and other resources to remedy any such security breach. Insurance maintained by Beadell against losses resulting from any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate Beadell for any disruptions to its business that may result, and the occurrence of any such events or security breaches could have a material adverse effect on the business of Beadell. There can be no assurance that these events and security breaches will not occur in the future or not have an adverse effect on the business of Beadell.

Indebtedness of Directors and Executive Officers

No existing directors or executive officer of Beadell nor any associate of such individual is indebted to Beadell, or any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by Beadell or any of its subsidiaries.

Legal Proceedings

Other than as described in this Appendix E, as at the date hereof, Beadell is not aware of any material contractual disputes or litigation in respect of Beadell, including with its customers or other third parties.

Following the acquisition of the Tucano Gold Project in 2010, the Beadell Group assumed a claim relating to environmental damages at William Creek. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation.

In January 2018 the Amapá State Court ordered the Beadell Group to pay a fine of B$6 million plus interest and inflation to the State Environmental Fund of Brazil. No liability has been recognised in relation to this decision based on legal advice received and as the Beadell Group intends to appeal.

In November 2018 the Secretaria da Receita Federal do Brasil recognised that Beadell is entitled to receive a refund of B$35.0 million of PIS COFINS value added tax in December 2018. While the PIS COFINS value added tax refund is due late December 2018, the timing and probability of the receipt of these amounts is not certain.

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As previously disclosed, during the June quarter of 2018, Tucano site personnel took control of the plant upgrade from Harrier Project Management Pty Ltd, the contractor managing the plant upgrade, because of a repudiatory breach of contract by Harrier. An initial investigation by Beadell determined Harrier might have breached its obligations under the contract. Beadell is currently considering its legal options regarding the results of this investigation.

Regulatory Actions

There are currently no: (a) penalties or sanctions imposed against Beadell by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against Beadell that would likely be considered important to a reasonable investor in making an investment decision; and (c) settlement agreements Beadell entered into before a court relating to securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

Other than as disclosed elsewhere in this Management Information Circular, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Beadell Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect Beadell within three years preceding the date of this Management Information Circular.

Auditor

The auditors of Beadell are KPMG LLP, located at 235 St Georges Terrace, Perth WA 6000.

Transfer Agent and Registrar

The transfer agent and registrar for Beadell is Computershare Investor Services Pty Limited, located at Level 5 115 Grenfell Street, Adelaide SA 5000.

Material Contracts

The following is a list of material contracts of Beadell:

1.	Auramet International Inc. Gold Sale Agreement. Auramet has the right to purchase 100% of Tucano’s precious metals production based on spot pricing until January 31, 2019.

2.	U&M Mineração e Construção S/A (U&M) Life of Mine (LOM) Mining Contract. Beadell executed a letter of intent with U&M in July 2018. This contract ends on December 31, 2022 and under the agreement, U&M will be paid on a 100% volume basis contract.

3.	MACA Agreement. On June 22, 2018 Beadell announced the MACA Agreement. All amounts owing to MACA were consolidated into one A$61 million loan. Interest is payable quarterly at a rate based on the Royal Bank of Australia cash rate plus 5% per annum. An initial payment of A$3 million was made in July 2018 and a further payment of A$3 million is due March 31, 2019 and thereon monthly payments of A$1.5 million commencing July 1, 2019 are required until the loan is repaid or June 30, 2022, whichever is earlier. Additionally, if Beadell undertakes a new share capital raising or debt issue, a repayment equal to 30% of the proceeds (after costs) received is due. Beadell made a payment of 30% of the net proceeds of a capital raising in August 2018 of approximately A$3.3 million. As of September 30, 2018, the amount owing to MACA was A$54.7 million. The loan is unsecured. The MACA Agreement provides for early repayment in certain circumstances, including on a change of control in respect of Beadell.

4.	Beadell Convertible Debentures. On May 7, 2018 and 28 June 2018 Beadell issued two tranches of senior secured convertible debentures totalling US$10 million (A$13.4 million) due June 30, 2023. Interest is payable semi-annually on June 30 and December 31 of each year at an interest rate of 6% per annum,

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commencing on December 31, 2018. Beadell has provided security in the form of share pledges over Beadell’s Australian subsidiaries which hold the shares in Beadell Brasil Ltda.

5.	Santander – Itaú Facility Agreement. As of September 30, 2018, the Santander – Itaú Facility was US$12.5 million (A$17.3 million) and is scheduled to be repaid in full by April 2019, with scheduled repayments in October 2018 (US$2.5 million) January 2019 (US$5 million) and April 2019 (US$5 million). In respect of the Santander – Itaú Facility, Beadell’s subsidiaries have provided security in the form of a fiduciary lien over the issued shares of Beadell Brasil Ltda and a pledge over the mineral rights at Tucano.

6.	Unsecured Interest-Bearing Bank Facilities (ACCs). As of September 30, 2018, Beadell had US$16.7 (A$23.1 million) in unsecured interest-bearing bank facilities, which were fully drawn as of September 30, 2018.

7.	Great Panther Term Loan. On December 5, 2018 Great Panther and Beadell entered into an unsecured loan agreement pursuant to which Great Panther agreed to advance Beadell and its subsidiary, Beadell Brasil Ltda. (“Beadell Brasil”), as joint and several borrowers, a non-revolving term loan in the principal amount of US$5.0 million). The proceeds of the Loan are expected to be used by Beadell Brasil for its general working capital requirements. Interest is payable in arrears at a rate of 14% per year and has a term to January 15, 2019 (which maturity date may be extended by mutual agreement for an additional 30-day period as required). In accordance with the Loan Agreement, Beadell and Beadell Brasil have agreed to immediately prepay any outstanding principal balance of the Loan with any proceeds of PIS (Programas de Integração Social e de Formação do Patrimônio do Servidor Público) and COFINS (Contribuição para Financiamento da Seguridade Social) tax refunds, immediately upon receipt of such proceeds.

Competent Person’s Statement

The information in this document relating to Open Pit Ore Reserves is based on information compiled by Mr Felipe Fernandes who is a member of the Australasian Institute of Mining and Metallurgy and who has sufficient experience which is relevant to the styles of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the JORC Code. Mr Fernandes is a full-time employee of Beadell Brasil Ltda and consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.

The information in this document relating to Underground Ore Reserves is based on information compiled by Mr Gary Methven who is a member of the Australasian Institute of Mining and Metallurgy and who has sufficient experience which is relevant to the styles of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr Methven is a consultant and a full-time employee of AMC Consultants (Canada) Ltd and consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.

The information in this document relating to Mineral Resources has been approved by Mr Paul Tan who is a member of the Australasian Institute of Mining and Metallurgy and has sufficient experience which is relevant to the various styles of mineralisation under consideration to qualify as a Competent Person as defined in the JORC Code. Mr Tan is a full-time employee of Beadell Brasil Ltda and consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.

The information in this document relating to Urucum Underground, Tap AB Underground, Tap C open pit and Duckhead Open Pit Mineral Resources is based on information compiled by Mr Marcelo Batelochi who is a member of the Australasian Institute of Mining and Metallurgy and has sufficient exploration experience which is relevant to the various styles of mineralisation under consideration to qualify as a Competent Person as defined in the JORC Code. Mr Batelochi is a consultant and consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.

The information in this document relating to Urucum open pit and Tap AB open pit Mineral Resources is based on information compiled by Mr Brian Wolfe who is a member of the Australian Institute of Geoscientists and has

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sufficient experience which is relevant to the various styles of mineralisation under consideration to qualify as a Competent Person as defined in the JORC Code. Mr Wolfe is a consultant and consents to the inclusion in this Scheme Booklet of the matters based on his information in the form and context in which it appears.

Additional Information

Additional information about Beadell can be found on the website of ASX at www.asx.com.au or its website at www.beadellresources.com.au. The information contained in, or that can be accessed through, the website of ASX or Beadell’s website is not intended to be incorporated into this Management Information Circular. In addition, Beadell is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Beadell may be obtained from an ASIC office.

For further information about Beadell, including copies of its Annual Report for the year ended December 31, 2017 and 2016, management’s discussion and analysis for the period ended September 30, 2018, and annual and interim financial statements for its most recently completed financial periods, see the Schedules attached hereto.

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Schedule 1 to Appendix E
2017 Annual Report of Beadell Resources Limited

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Beadell Resources Limited Annual Report 2017

LETTER FROM CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Fellow Shareholder,

On behalf of the Board of Directors of Beadell Resources Limited (Beadell or the Company), we present the 2017 Annual Report.

The calendar year 2017 was an extremely challenging year. In April, the Company completed a $51 million capital raising via a placement of shares and a share purchase plan (SPP). We were pleased with the strong support received from over 600 shareholders. The funds raised through the SPP and the Placement allowed us to commit to long lead time items for the processing plant upgrade and to continue exploration on the underexplored Tucano land package.

We also finalised the acquisition of the former joint venture partners' 30% interest in 576 km^2 of tenure surrounding the Tucano Gold Mine, with Beadell now controlling 100% of approximately 2,500 km^2 of highly prospective and under explored greenstone. This transaction was a major step forward and consolidation of such a dominant land position in a very under-explored greenstone belt is very exciting. We will expand exploration activity onto the former JV ground with a view to not only adding near mine ounces but also to search for the next Tucano.

In May, the Company announced the commencement of the processing plant upgrade, following the positive results of the Feasibility Study (FS) and subsequent approval from the Board of Directors. The completion of the plant upgrade is expected to deliver a number of benefits to Beadell including: an ability to process any mix of sulphide/oxide mill feed allowing the mine to be fully optimised; an ability to process head grades in line with the reserve grade consistently; an increase in forecast recoveries to 93% from the current budgeted recoveries of 88%; and, a more steady gold production profile and increased free cashflow.

During the year, our exploration team continued to prioritise the multiple targets we have on the Tucano land package. The high grade hit in the very first regional diamond hole east of Tucano was extremely encouraging and we are excited about the future for Mutum. We believe this extensive 12 km soil anomaly at Mutum/Arara is a tier one target as we search for the next Tucano. Extensions to Tucano mine mineralisation continued to be found in the underdrilled mine corridor, with ongoing success to the south at Torres, in the schist unit to the east at Neo East and to the north at the new Urso discovery. We are spoilt for choice with our exploration efforts and were delighted to have so many high grade drill results.

We look forward to the completion of the plant upgrade in 2018 and increased ability to deliver higher volumes of fresh ore to the plant. This should lead to more consistent quarterly production and cashflow. As we continue to add mine life through our successful exploration programs, the mill upgrades are the foundation of the future for Beadell.

We would like to publicly thank our employees and contractors for their dedication as we continue the turnaround of the Tucano Gold Mine.

Yours faithfully,

Simon Jackson
CEO & Managing Director

Craig Readhead
Non-Executive Chairman

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HIGHLIGHTS

Operational

- Annual gold production for the CY2017 was 129,764 ounces and All-in Sustaining Costs (AISC) were US$1,180 per ounce for the period.
- Ore and waste moved totalled 21,253,363 tonnes, an increase of 8% over CY2016.
- Gold ore milled totalled 3,720,125 tonnes with a mill feed grade was of 1.21 g/t gold.
- On 11 May 2016, the Company announced a plant upgrade at Tucano following the completion of a Feasibility Study. The upgrade project incorporates the addition of a 6MW ball mill, a high-rate pre-leach thickener, another leach tank and an oxygen sparging system at Tucano.

Exploration

- Multiple lodes continued to be intersected in the Tap AB1 Trough Lode during the year. Results included hole F02290 with 7 m @ 11.43 g/t gold from 32 m, 11 m @ 2.63 g/t gold from 139 m, 5 m @ 2.64 g/t gold from 208 m and 15 m @ 4.06 g/t gold from 225 m which has extended the Tap AB1 Trough Lode a further 40 m down plunge and is the first hole to reach the fresh rock mineralisation demonstrating the continuation of the ore zone into the primary host rock below the deep ~300 m oxide weathering trough.
- New results were received from the northern extension of the Tap AB3 Trough Lode. A result of 16 m @ 5.23 g/t gold from 135 m in hole F02368 is located in the same zone of deep weathering zone that hosts the very high grade Tap AB1 and Tap AB2 Trough Lodes, extending the strike of this zone outside of the reserve open pit.
- New results from the Carbonate Lode confirming a north plunge have recorded wide and high grade gold intercepts in diamond drilling of 18 m @ 7.55 g/t gold from 56 m including 7 m @ 14.65 g/t gold from 62 m and 27 m @ 5.96 g/t gold from 80 m including 7 m @ 18.84 g/t gold from 97 m. The Carbonate Lode remains shallowly drilled beneath the reserve open pit.
- Multiple shallow ore grade intercepts were received along the >1km Torres zone with results of 10 m @ 4.4 g/t gold from 26 m, 27 m @ 1.18 g/t gold from 43 m and 9 m @ 2.14 g/t from 13 m.
- An exploratory blast hole traverse on the south eastern corner of Monkey Hill cutback, 50 m east of the Neo Lode intersected 3 m @ 52.15 g/t gold from 12 m including 1 m @ 107.04 g/t gold from 14 m to BOH in a new structure named Neo East.
- A new shallow oxide lode named Urso was discovered 200 m north of the Tap AB open pit with results of 13 m @ 2.02 g/t gold from 1 m and 18 m @ 1.41 g/t gold from 18 m.
- The first diamond drill hole at Mutum confirmed the potential for a material gold mineralised system below the 8 km long geochemical anomaly, intersecting an approximate true width result of 5.6 m @ 5.17 g/t gold from 11.4 m including 1.6 m @ 16.58 g/t gold from 11.4 m. Mutum is 20km east of the Tucano CIL plant.
- Regional exploration surface geochemical programs including stream sediment and soil sampling have highlighted several significant new soil anomalies at Arara where up to 2,440 ppb (2.44 g/t) was received and at T3 & T4 where a maximum of 73 ppb gold.

Resources and Reserves

- The interim 30 June 2017 updated reserve and resource was completed to coincide with the Company's year-end budgeting and life of mine scheduling. Future annual updates will be completed as at June 30 each year.
- Open Pit Reserve grade increased by 5% to 1.77 g/t gold and total Ore Reserve grade increased by 5% to 1.83 g/t gold.
- Total Ore Reserves declined 3% after allowing for production to end June 2017 and are 25.1 million tonnes @ 1.83 g/t gold for 1.47 million ounces.
- Urucum Open Pit Ore Reserves remained unchanged with 10.25 million tonnes @ 1.73 g/t gold for 568,000 ounces. Urucum will become the major mill ore source in the second half of 2018 following completion of the plant upgrade.
- Total Mineral Resources decreased 3% after allowing for production to end June 2017 and are 63.5 million tonnes @ 1.82 g/t gold for 3.73 million ounces.

3

Beadell Resources Limited Annual Report 2017

HIGHLIGHTS

Corporate

- On 21 February 2017, the Company announced a capital raising via a $46 million Placement and a $4.5 million Share Purchase Plan (SPP) priced $0.29 per share. The Placement was completed on 28 February 2017 and the SPP on 6 April 2017.
- During the June 2017 quarter, the Company finalised the acquisition of the former joint venture partners' 30% interest in 576 km^2 of tenure surrounding the Tucano Gold Mine and made an initial payment of US$300,000. A further three payments of US$500,000 each will be made over the coming 12 months. Beadell now controls 100% of approximately 2,500 km^2 of highly prospective and under explored greenstone.
- The Company has restructured its Santander – Itaú Facility repayment schedule to better align with the Tucano Plant Upgrade capital commitments in the June 2017 quarter.

Tucano
Brazil
Brasilia
Rio de Janeiro
Sao Paulo

4

TUCANO GOLD MINE - BRAZIL

Overview

OPERATING RESULTS	DEC 2017	DEC 2016
Total Waste Moved (t) *(waste mined plus iron ore mined)*	18,235,697	16,655,670
Gold Ore Mined (t)	3,017,666	2,935,037
Total Material Moved (t)	21,253,363	19,590,706
Gold Ore Milled (t)	3,720,125	3,597,163
Head Grade (g/t)	1.21	1.45
Plant Recovery (%)	89.9%	86.9%
Total Gold Recovered (oz)	129,764	145,870
Total Gold Sold (oz)	128,342	146,316

Gold Production

Gold production totalled 129,764 ounces, an 11% decrease over CY2016 gold production.

Mining

21,253,363 tonnes of material were moved in CY2017, an increase of 8% over CY2016. Gold ore mined in the CY2017 totalled 3,017,666 tonnes, 3% above CY2016.

The increase in material moved is due to the improved mining fleet availability and additional mining capacity following the commencement of a second mining contractor at Tucano.

Total high and low grade ore stockpiles at the end of December 2017 were 2.93 million tonnes @ 0.66 g/t gold for 62,500 ounces. Marginal ore stockpiles were 1.5 million tonnes @ 0.43 g/t gold for 20,400 ounces.

5

Beadell Resources Limited Annual Report 2017

TUCANO GOLD MINE - BRAZIL

Processing

During CY2017, 3,720,125 tonnes of gold ore were milled with process plant recovery of 89.9%, a 3% improvement from CY2016. Mill feed grade was 1.21 g/t gold, a decrease of 17% compared to CY2016.

Improvements in maintenance practices have enabled a decrease in the frequency of plant shutdowns and improved availabilities. As a result, the processing plant operated above plan during the year, processing approximately 255,000 tonnes more ore than planned.

During the September quarter, grid power was increased to over 4 MW as part of the transition to a draw of approximately 12 MW of grid power over the next 12 months. The transition to grid power will reduce reliance on significantly more expensive diesel generated power to immaterial levels.

Tucano Plant Upgrade

On 11 May 2017, the Company announced the results of a Feasibility Study completed on a plant upgrade project. The FS demonstrated the viability of upgrading the Tucano process plant with an incremental estimated post-tax net present value of US$127 million at a 5% discount rate, an estimated internal rate of return of 138% and a 14 month payback period. The estimated pre-production capital cost is US$27.6 million.

Following Board approval, plant upgrade project works commenced in the second half of 2017. As at the date of this report, the project remains on time and budget with commissioning expected mid-2018.

Ball Mill Foundation
Thickener Foundation

6

BEADELL

EXPLORATION - BRAZIL

Near Mine Exploration

During the year, 59,302 m of drilling were completed, being 37,476 m of grade control reverse circulation (RC) drilling, 15,932 m of exploration / resource delineation RC drilling and 5,894 m of diamond drilling.

TAP AB1 Trough and Central Lodes

In the March quarter, deeper drilling on the Tap AB1 Trough Lode extended the steep north plunge of the mineralisation further down dip intersecting multiple wide zones of oxide gold mineralisation, including 64 m @ 4.29 g/t gold from 150 m. The recently discovered Central Lode is favourably located between the Tap AB1 Trough Lode and Tap AB2 Trough Lode. Results received during the March quarter included 6 m @ 12.99 g/t gold from 152 m.

During the June quarter, new results from extension and confirmation drilling included 5 m @ 7.18 g/t gold from 26 m (Central Lode) and 10 m @ 3.91 g/t gold from 102 m and 40 m @ 4.10 g/t gold from 121 m (Tap AB1 Trough Lode) and 18 m @ 1.75 g/t gold from 166 m, 12 m @ 4.02 g/t gold from 198 m and 7 m @ 1.78 g/t gold from 218 m to bottom of hole (BOH).

During the September quarter, multiple lodes continued to be intersected in the AB1 Trough Lode. Results included hole F02290 with 7 m @ 11.43 g/t gold from 32 m, 11 m @ 2.63 g/t gold from 139 m, 5 m @ 2.64 g/t gold from 208 m and 15 m @ 4.06 g/t gold from 225 m which has extended the Tap AB1 Trough Lode a further 40 m down plunge and is the first hole to reach the fresh rock mineralisation demonstrating the continuation of the ore zone into the primary host rock below the deep ~300 m oxide weathering trough.

NEW URSO LODE
URSO LODE FD01466 13 m @ 2.02 g/t
URSO LODE FD01470 18 m @ 1.41 g/t 4 m @ 1.92 g/t
TAP AB3 TROUGH LODE F02080 29 m @ 4.27 g/t 24 m @ 0.68 g/t
TAP AB3
TAP AB2 TROUGH LODE F02415 16 m @ 6.47 g/t 12 m @ 1.15 g/t 16 m @ 1.43 g/t
30 Jun 2017 Reserve Pit Outline
TAP AB2 TROUGH LODE
TAP AB1 CENTRAL LODE
CIL PLANT
CARBONATE LODE
TAP AB1 TROUGH LODE F02289 24 m @ 3.69 g/t
MATA FOME FAULT
TAP AB1 HIGH GRADE TROUGH LODE
NEO LODE
NEO EAST LODE GCPF29598 3 m @ 52.15 g/t Inc 1 m @ 107.04 g/t BOH
TAP AB1 TROUGH LODE F02290 7 m @ 11.43 g/t 11 m @ 2.63 g/t 5 m @ 2.64 g/t 15 m @ 4.06 g/t
NEW NEO EAST LODE
OPEN
TORRES GCRC20376 10 m @ 4.40 g/t
TAP AB1 TROUGH LODE F02298 9 m @ 4.06 g/t 6 m @ 3.03 g/t 7 m @ 3.82 g/t 22 m @ 3.86 g/t 30 m @ 1.87 g/t
TORRES GCPF29496 9 m @ 2.14 g/t
TORRES > 1 Km ZONE ON TROUGH LODE BIF/SCHIST CONTACT
LEGEND
TORRES F02339 4 m @ 3.54 g/t
Tap AB to Torres Complex plan

Tap AB2 and AB3 Trough Lodes

Resource delineation and extension drilling continued to intersect strong mineralisation along the southern section of the Tap AB2 Trough Lode with results of 20 m @ 9.88 g/t gold from 50 m including 8 m @ 20.27 g/t gold from 50 m. A spectacular result of 20 m @ 27.96 g/t gold from 35 m including 4 m @ 126.83 g/t gold from 38 m was intersected improving grade in that area of the reserve pit.

New results were received from the northern extension of the Tap AB3 Trough Lode. A result of 16 m @ 5.23 g/t gold from 135 m in hole F02368 is located in the same zone of deep weathering zone that hosts the very high grade Tap AB1 and Tap AB2 Trough Lodes, extending the strike of this zone outside of the reserve open pit.

The Tap AB3 Trough Lode extension to the north remains under drilled below the reserve open pit and is a high priority area for follow up drill testing which is in progress.

Carbonate Lode

The Carbonate Lode sits in the middle of the Tap AB complex, within 2 km of the plant. During the March quarter, new results from step out drilling included 13 m @ 3.38 g/t gold from 107 m to BOH, 32 m @ 2.05 g/t gold from 70 m, 30 m @ 1.78 g/t gold from 89 m and 15 m @ 1.26 g/t gold from 125 m to BOH.

During the June quarter, new results confirming a north plunge recorded wide and high grade gold intercepts in diamond drilling of 18 m @ 7.55 g/t gold from 56 m including 7 m @ 14.65 g/t gold from 62 m and 27 m @ 5.96 g/t gold from 80 m including 7 m @ 18.84 g/t gold from 97 m. The Carbonate Lode remains shallowly drilled beneath the reserve open pit and is a high priority of ongoing drilling aiming to increase the Tap AB resource and open pit reserve.

Torres

During the March quarter, exploration work highlighted the emerging potential of the >1km long Torres trend, especially the eastern contact of the main Banded Iron Formation unit (BIF) that also hosts the high-grade Tap AB1 and Tap AB2 gold oxide trough zones immediately to the north. New results from Torres have extended the strike length of the gold mineralised corridor another 400 m to the south of earlier results.

In the June quarter, new results received at the northern end of the Torres corridor included 24 m @ 3.00 g/t gold from 72 m. A further 1 km to the south a re-entry of F02168 extended the mineralisation a further 3 m to record a result of 5 m @ 4.91 g/t gold from 78 m.

7

Beadell Resources Limited Annual Report 2017

EXPLORATION - BRAZIL

Neo East

An exploratory blast hole traverse on the south eastern corner of Monkey Hill cutback, 50 m east of the Neo Lode intersected 3 m @ 52.15 g/t gold from 12 m including 1 m @ 107.04 g/t gold from 14 m to BOH in a new structure named Neo East.

Urso

A new shallow oxide lode named Urso was discovered 200 m north of the Tap AB open pit with results of 13 m @ 2.02 g/t gold from 1 m and 18 m @ 1.41 g/t gold from 18 m.

Brazil Greenfields Exploration

Tucano Regional

A renewed focus on regional exploration is underway with a dedicated regional exploration team in place completing drilling and surface sampling including stream sediment, soil, auger and blast hole drilling in 2017.

Arara

During June 2017 quarter, reconnaissance soil sampling west of Mutum on an 800 m x 40 m grid has delineated a 4 km long open ended, northwest trending greater than 10 ppb gold soil anomaly that appears to be on a Mutum parallel trend approximately 4 km west of the Mutum anomaly. A highly anomalous maximum result of 2,440 ppb (2.44 g/t) gold was received from the soil results.

Further soil sampling and mapping will be completed including an extension of the soil grid to the northwest where a major north-south structure is evident in aeromagnetic and digital terrain models.

SERRA DA CANGA
6 km long auger
anomaly up to 4 m @ 2.22 g/t
T3
3 km soil anomaly
ARARA
>4 km Long soil anomaly
Up to 2.44 g/t gold
URUCUM FAR NORTH
URUCUM
TAP C
TAP AB
SERRA DO NAVIO
TUCANO
OIL PLANT
T4
MUTUM
PEDRA BRANCA
JANAINA
10 km long BIF,
coincident gold soil
anomaly
MUTUM
8 km Long soil anomaly
hosted in BIF
First diamond drill
FDMT0001
5.6 m @ 5.17 g/t
Inc 1.6 m @ 16.58 g/t
LEGEND

Tucano Regional tenement plan showing location of key targets

Mutum

The first diamond drill hole at Mutum confirmed the potential for a material gold mineralised system below the 8 km long geochemical anomaly, intersecting an approximate true width result of 5.6 m @ 5.17 g/t gold from 11.4 m including 1.6 m @ 16.58 g/t gold from 11.4 m. The Mutum anomaly is 20 km east of the Tucano mill. A first pass RC drilling program is underway to assess the magnitude of the discovery.

T3 & T4

The T3 and T4 targets are aeromagnetic anomaly interpreted to represent untested BIF occurrence east of the Urucum deposit.

First pass soil sampling was completed during the year on 400 m and 800 m lines at 40 m between samples. The results show a coherent >3km long east-west gold in soil anomaly at T3 at plus 10 ppb (highest result to date 101 ppb gold) coincident with the lower relief magnetic highs that may indicate underlying BIF.

Soil sampling at T4 has delineated a +500 m long northwest trending plus 10 ppb gold soil anomaly that remains open to the southeast. A maximum result of 73 ppb gold is located on the end of the line.

Tartaruga Project (100%)

The Tartaruga project is located in the Amapá State, Brazil, 120 km northeast of Tucano. The project was acquired in 2007 and includes a JORC Inferred resource of 6.45 Mt @ 1.63 g/t gold for 337,000 oz. In 2017 a positive scoping level mining and processing study was completed.

8

BEADELL

RESOURCES & RESERVES

In December 2017, the Company released an Interim Ore Reserve and Mineral Resource Update to coincide with the Company's year-end budgeting and life of mine scheduling. Future annual updates will be completed as at June 30 each year.

Total Ore Reserves as at 30 June 2017 were 25.1 million tonnes @ 1.83 g/t gold for 1.47 million ounces compared to 28.2 million tonnes @ 1.74 g/t gold for 1.58 million ounces as at 31 December 2016. This is a decrease of 43,000 ounces (3%) after allowing for the first half of 2017 depletion of 59,000 ounces.

Total Open Pit Reserves were 18.5 million tonnes @ 1.77 g/t gold for 1,052,000 ounces. Open Pit Reserve grade has increased by 5%.

Total Stockpile Reserves were 3.6 million tonnes @ 0.66 g/t gold for 77,000 ounces.

Total Underground Reserves are unchanged at 2.9 million tonnes @ 3.61 g/t gold for 345,000 ounces.

The Company's Measured, Indicated and Inferred Mineral Resources as at 30 June 2017 were 63.5 million tonnes @ 1.82 g/t gold for 3.73 million ounces. This is a decrease of 135,000 ounces (3%) after allowing for the first half of 2017 depletion of 59,000 ounces.

Total Open Pit Resources were 35.4 million tonnes @ 1.61 g/t gold for 1,836,000 ounces.

Total Stockpile Resources were 5.2 million tonnes @ 0.59 g/t gold for 99,000 ounces.

Total Underground Resources at Urucum and Tap AB were 16.4 million tonnes @ 2.75 g/t gold for 1,455,000 ounces, an increase of 65,000 ounces (5%).

Table 1: Gold Resources As at 30 June 2017

BRAZIL	MEASURED			INDICATED			INFERRED			TOTAL			LOWER CUT-OFF
	TONNES ('000)	GRADE g/t	OUNCES ('000)	TONNES ('000)	GRADE g/t	OUNCES ('000)	TONNES ('000)	GRADE g/t	OUNCES ('000)	TONNES ('000)	GRADE g/t	OUNCES ('000)	g/t
Urucum Open Pit Oxide	678	1.15	25	344	1.08	12	70	0.97	2	1,091	1.12	39	0.5
Urucum East Open Pit Oxide	-	-	-	200	1.88	12	9	1.58	0	209	1.87	13	0.5
Tap AB Open Pit Oxide	2,870	2.18	201	3,889	1.76	220	796	1.11	28	7,554	1.85	450	0.5
Tap C Open Pit Oxide	566	0.97	18	312	0.90	9	88	0.70	2	966	0.92	29	0.5
Duckhead Open Pit Oxide	89	4.24	12	140	1.74	8	60	1.56	3	289	2.47	23	1.0
Total Oxide	**4,202**	**1.90**	**256**	**4,885**	**1.66**	**261**	**1,022**	**1.10**	**36**	**10,109**	**1.70**	**533**	
Urucum Open Pit Primary	5,783	1.54	286	7,120	1.71	393	393	1.57	20	13,296	1.63	698	0.5
Urucum East Open Pit Fresh	-	-	-	211	1.45	10	84	0.94	3	295	1.30	12	0.5
Urucum Underground Primary	260	4.06	34	2,634	4.24	359	8,839	2.15	611	11,733	2.66	1,004	1.2
Tap AB Open Pit Primary	2,356	1.74	132	4,176	1.57	210	1,053	1.34	45	7,584	1.59	388	0.5
Tap AB Underground Primary*	22	1.49	1	1,025	2.30	76	3,653	3.19	375	4,700	2.99	452	1.2
Tap C Open Pit Primary	482	1.22	19	1,980	1.22	78	1,044	1.35	45	3,507	1.26	142	0.5
Duckhead Surface Primary	115	2.28	8	264	2.26	19	262	1.81	15	641	2.08	43	1.0
Total Primary	**9,018**	**1.66**	**480**	**17,409**	**2.04**	**1,144**	**15,329**	**2.26**	**1,114**	**41,756**	**2.04**	**2,738**	
Urucum Open Pit Total	6,460	1.50	311	7,464	1.69	404	463	1.48	22	14,387	1.59	737	0.5
Urucum East Open Pit Total	-	-	-	411	1.66	22	92	1.00	3	503	1.54	25	0.5
Urucum Underground Total	260	4.06	34	2,634	4.24	359	8,839	2.15	611	11,733	2.66	1,004	1.2
Tap AB Open Pit Total	5,225	1.98	333	8,065	1.66	430	1,849	1.24	74	15,139	1.72	837	0.5
Tap AB Underground Total*	22	1.49	1	1,025	2.30	76	3,653	3.19	375	4,700	2.99	452	1.2
Tap C Open Pit Total	1,048	1.09	37	2,292	1.18	87	1,133	1.30	47	4,473	1.19	171	0.5
Duckhead Open Pit Total	205	3.14	21	404	2.08	27	322	1.76	18	930	2.20	66	1.0
Total Oxide and Primary	**13,220**	**1.73**	**736**	**22,293**	**1.96**	**1,405**	**16,351**	**2.19**	**1,150**	**51,865**	**1.97**	**3,291**	
Open Pit Stockpile	1,985	0.66	42	-	-	-	-	-	-	1,985	0.66	42	0.5
Spent Ore Stockpile	1,311	0.61	26	-	-	-	-	-	-	1,311	0.61	26	0.5
ROM Expansion Stockpile	345	0.80	9	-	-	-	-	-	-	345	0.80	9	0.5
Marginal Ore Stockpiles	1,586	0.44	22	-	-	-	-	-	-	1,586	0.44	22	0.3
Total Stockpiles	**5,228**	**0.59**	**99**	**-**	**-**	**-**	**-**	**-**	**-**	**5,228**	**0.59**	**99**	
Tartaruga	-	-	-	-	-	-	6,451	1.63	337	6,451	1.63	337	0.5
Total Brazil	**18,448**	**1.41**	**835**	**22,293**	**1.96**	**1,405**	**22,802**	**2.03**	**1,487**	**63,544**	**1.82**	**3,727**	

* The June 2017 Tap AB UG Resource includes 173kt @ 4.68g/t of Inferred Oxide in the Inferred Fresh Category.

9

Beadell Resources Limited Annual Report 2017

RESOURCES & RESERVES

Table 2: Gold Reserves As at 30 June 2017

BRAZIL	PROVED RESERVE			PROBABLE RESERVE			TOTAL ORE RESERVE			CUT OFF
	TONNES ('000)	GRADE g/t	OUNCES ('000)	TONNES ('000)	GRADE g/t	OUNCES ('000)	TONNES ('000)	GRADE g/t	OUNCES ('000)	g/t
Urucum Open Pit Oxide	374	1.21	15	180	1.18	7	554	1.20	21	0.7
Urucum East Open Pit Oxide	-	-	-	151	1.71	8	151	1.71	8	0.7
Tap AB Open Pit Oxide	2,384	2.16	166	2,024	1.76	115	4,408	1.98	280	0.6
Tap C Open Pit Oxide	362	1.08	13	191	0.99	6	553	1.05	19	0.6
Total Oxide	**3,120**	**1.92**	**193**	**2,545**	**1.66**	**136**	**5,666**	**1.80**	**329**	
Urucum Open Pit Primary	4,446	1.69	241	5,246	1.81	306	9,692	1.76	547	0.8
Urucum East Open Pit Primary	-	-	-	16	1.50	1	16	1.50	1	0.7
Urucum Underground Primary	-	-	-	2,972	3.61	345	2,972	3.61	345	
Tap AB Open Pit Primary	1,274	2.00	82	1,188	1.72	66	2,462	1.86	147	0.8
Tap C Open Pit Primary	229	1.31	10	387	1.44	18	615	1.39	28	0.8
Total Primary	**5,949**	**1.74**	**333**	**9,808**	**2.33**	**735**	**15,757**	**2.11**	**1,068**	
Urucum Open Pit Total	4,820	1.65	256	5,425	1.79	312	10,245	1.73	568	
Urucum East Open Pit Total	-	-	-	167	1.69	9	167	1.69	9	
Urucum Underground Total	-	-	-	2,972	3.61	345	2,972	3.61	345	
Tap AB Open Pit Total	3,658	2.10	248	3,212	1.75	180	6,870	1.94	428	
Tap C Open Pit Total	591	1.17	22	577	1.29	24	1,168	1.23	46	
Total Oxide and Primary	**9,069**	**1.80**	**526**	**12,353**	**2.19**	**871**	**21,422**	**2.03**	**1,397**	
Open Pit Stockpile	1,985	0.66	42	-	-	-	1,985	0.66	42	0.5
Spent Ore Stockpile	1,311	0.61	26	-	-	-	1,311	0.61	26	0.5
ROM Expansion Stockpile	345	0.80	9	-	-	-	345	0.80	9	0.5
Total Stockpiles	**3,642**	**0.66**	**77**	**-**	**-**	**-**	**3,642**	**0.66**	**77**	**0.5**
Total Brazil	**12,711**	**1.47**	**603**	**12,353**	**2.19**	**871**	**25,064**	**1.83**	**1,473**	

10

Beadell Resources Limited Annual Report 2017

CORPORATE

FINANCIAL RESULTS	DEC 2017 ($ MILLIONS)	DEC 2016 ($ MILLIONS)
Revenue and costs of production		
Sales revenue	211.1	239.8
Costs of production	(192.6)	(146.0)
Non-cash adjustment to low grade ore stockpiles	(63.8)	-
Depreciation and amortisation	(35.9)	(41.2)
	(81.2)	52.6
Other significant items		
Administrative expense	(20.3)	(19.1)
Impairment losses	(2.9)	(2.2)
Net finance (expense)/income	(5.6)	6.2
Income tax benefit/(expense)	14.7	(8.1)
Other items	(5.9)	(7.0)
Reported profit/(loss) after tax	**(101.2)**	**22.4**

OTHER FINANCIAL INFORMATION		
Cash flow (used in)/from operating activities	(7.0)	18.0
Cash and cash equivalents	10.1	28.3
Net assets	162.5	232.1
Basic (loss)/earnings per share	(A$0.08)/share	A$0.02/share

Gold Sales

Annual gold sales for CY2017 were 128,342 ounces at an average cash price received of US$1,259 per ounce.

Cash & Bullion

Cash and bullion as at 31 December 2017 was A$19.9 million (bullion valued at AUD/USD = 0.78 and US$1,303 per ounce).

Debt

During the June 2017 quarter, the Company amended its Santander – Itaú repayment schedule, reducing its debt repayment obligations while the Company carries out its recently announced Tucano Plant Upgrade.

Prior to the amendment, the Company had four scheduled quarterly repayments of US$5 million remaining, ending in January 2018. The repayment schedule has now been amended as follows;

- US$2.5 million repayments due in July 2017, January 2018, July 2018 and October 2018, and
- US$5 million repayments due in January 2019 and April 2019

12

Capital Raising

On 21 February 2017, the Company announced it had received commitments to raise approximately $46 million through the placement of approximately 159 million fully paid ordinary shares to domestic and international institutional and sophisticated investors.

In addition to the Placement, the Company offered eligible shareholders the opportunity to participate in a Share Purchase Plan to raise up to a further $5 million at $0.29 per share, the same price as the Placement.

The Placement shares were issued on 28 February 2017 and the SPP shares on 6 April 2017.

Consolidation of Tucano Land Package

The Company entered into a binding arrangement to consolidate the Tucano land package. Under an agreement signed on 6 April 2017, Beadell will acquire the issued capital of Mineração Vale dos Reis Ltda (MVR) for cash payments totalling US$1.8 million and the granting of a small royalty. MVR is a Brazilian company that currently holds 30% of the MVR Joint Venture (JV). Beadell holds the remaining 70% of the JV.

The JV tenements cover 576 km^2 of highly prospective ground surrounding the Tucano Gold Mine and include several high priority early stage gold targets within 20 km of the Tucano plant. Key targets include the 6 km long x 400 m wide Serra da Canga colluvium anomaly located 5 km north of Urucum, and also T1, T3 and T4.

Resignation of Director

Dr Glen Masterman resigned from the Board of Directors of Beadell due to work related commitments in his executive role at Evolution Mining. His resignation was submitted and accepted by the Board and was effective from 31 August 2017.

Board and management team site visit in December 2017

13

Beadell Resources Limited Annual Report 2017

CORPORATE RESPONSIBILITY

Environment

Beadell is committed and in compliance with the Environmental Municipal, State and Federal legislation of Brazil. The strategic planning related to the Recovery of Degraded Areas is considered one of the Company's most important programs to mitigate the impacts generated to the natural resources affected by the Company's operations. The hydro seeding and the direct planting of seedlings are key environmental control mechanisms, in which Beadell performs in a thoughtful way, from the acquisition of seeds and seedlings in loco until the methodological recovery of more robust degraded areas, with the objective of promoting the recovery/reforestation of tailings dams after their closure, as well as pre-established areas within the Tucano Gold Mine.

Beadell is committed to the sustainable development of its activities, therefore it carries out environmental recovery activity, alongside to the development of its operation.

Every year the Company holds an Environment Week to reinforce and promote the best practices related to the environment. In 2017, the Environment Week theme was "Environmental Education and Conscious Consumption" and several activities were carried out in order to instigate all employees to rethink their consumptions habits. The main activities were: Lectures and Daily Safety Dialogue on the theme with the participation of the Environment area and the Industrial Social Services (SESI) team, theatre performance, awards presentation, Waste Zero and Phrase Competition.

14

BEADELL

Essas árvores foram doadas pela
empresa Beadell Brasil Ltda.
beadell

15

Beadell Resources Limited Annual Report 2017

CORPORATE RESPONSIBILITY

Community

Beadell recognises that social projects, mainly focused on education, are fundamental for the development of municipalities belonging to the area of influence of the Tucano Gold Mine. The Company supports educational initiatives that share knowledge through our professionals and contribute to the formation of communities.

Sponsorship for Children's Day at the São Pedro School in Pedra Branca do Amaparí, attended by the Community Relations Analyst Renilde Santos, mayor and councillor representing the Chamber of Deputies, was just one of Beadell's activities to support the community.

As in the aforementioned event, for the "Nossa Senhora da Aparecida Procession", in the Silvestre Settlement, Serra do Navio, Beadell provided light meals for the children who participated in the event in the community. It should be noted that the event was also sponsored by Beadell's contractors.

The Solidarity Christmas project sponsored by Beadell and its contractors aims to develop, along with the surrounding communities, values and principles essential for group practice of solidarity and, above all, to provide a happier and more human Christmas to the families identified as below the poverty line in the municipalities of Pedra Branca do Amapari and Serra do Navio.

Beadell and its contractors donated 400 food baskets, which were distributed to the beneficiary families between November and December 2017.

16

Beadell Resources Limited Annual Report 2017

CORPORATE RESPONSIBILITY

Health and Safety

Beadell's Work Safety Team, in partnership with the Internal Commission for the Prevention of Accidents in Mining - CIPAMIN, focused all the activities of the Internal Week of Prevention of Accidents in Mining - SIPATMIN on the topic "Perception of Risks". Educational dynamics, lectures and theatre were developed with the entire team of Beadell and the contracted companies, with the purpose of stimulating and improving workers' perception of risk. During the SIPATMIN, Beadell's leadership team and contractors attended a specific lecture about Active Leadership in Risk Management.

During the year, the lost time injury frequency rate (LTIFR) was 0.95, using 200,000 hours for the calculation.

The Vaccination Campaign was also an unprecedented action at Beadell, where employees and service providers were immunised against the Influenza virus types H1N1, H3N1 and B, as per the guidelines of the Brazilian National Health Surveillance Agency - ANVISA.

During the vaccination campaign, 442 employees of Beadell and 261 service providers were immunised, totalling 703 vaccinated workers. Flu vaccination provides protection against influenza and provides indirect protection to others, such as family and friends, by reducing viral circulation, making it possible to reduce worker withdrawal from vaccine-preventable diseases.

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BEADELL

NAME AND QUALIFICATIONS	EXPERIENCE, SPECIAL RESPONSIBILITIES AND OTHER DIRECTORSHIPS
CURRENT BOARD MEMBERS	
Mr Timo Jauristo B.App.Sc, Grad Dip Fin, MAusIMM Independent Non-Executive Director *Appointed 8 December 2015*	Mr Jauristo is a geologist and seasoned mining professional with over 35 years' experience in the gold mining industry. Most recently, Mr Jauristo was Executive Vice President – Corporate Development of Goldcorp. He spent 15 years with Placer Dome in various operating and corporate roles. Mr Jauristo was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. During the past three years, Mr Jauristo has served as a non-executive director of the TSX listed company Primero Mining (2010 to 2014). Mr Jauristo is the chairman of the Audit and Risk Management Committee and member of the Remuneration, Nomination and Diversity Committee.
Mr Simon Jackson FCA, B.Comm Chief Executive Officer (CEO) and Managing Director *Appointed 9 November 2015*	Mr Jackson is a Chartered Accountant with 25 years' experience in the gold industry. Most recently, Mr Jackson was a founding shareholder and President & CEO of the TSXV listed Orca Gold Inc, a junior exploration company with multiple gold discoveries in Sudan. Prior to that, he was an integral part of the senior management team at Red Back Mining Inc, which grew from a small West Perth based junior to a TSX listed intermediate producer that was taken over by Kinross Gold Corp in 2010. Mr Jackson's career includes corporate transactions and equity financings involving assets in Australia, Africa, Asia and South America. Mr Jackson is currently the non-executive chairman of the TSXV listed company Orca Gold Inc and a non-executive director of the TSXV listed company Sarama Resources Ltd and of the ASX listed company Cygnus Gold Ltd. During the past three years, he has served as a non-executive director of the TSXV listed companies Cardinal Resources Ltd (2015 to 2017) and RB Energy Inc (2014 to 2015).
FORMER BOARD MEMBER	
Dr Glen Masterman B.Sc. (Hons), PhD, MAIG, P.Geo Non-Executive Director *Appointed 9 November 2015* *Resigned 31 August 2017*	Dr Masterman is a professional geoscientist with more than 20 years' experience including executive leadership in global mining organisations with expertise in corporate strategy and business development, minerals exploration and resource development, and operations strategy. He is currently the Vice President Discovery and Chief Geologist of Evolution Mining. He previously served as Kinross' Head of Exploration over a period of seven years. Prior to Kinross, Dr Masterman was General Manager, Exploration for Bolnisi Gold, an Australian junior company that discovered and developed the Palmarejo silver-gold mine in Mexico up until its US$1.1 billion takeover by Coeur Mining in 2007. Dr Masterman was previously a non-executive director of TSXV listed companies Palamina Corp (2015-2016), Sarama Resources (2014-2016) and Soltoro Ltd (2014-2015). On 31 August 2017, Dr Masterman resigned from his position of non-executive director of Beadell.

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Beadell Resources Limited Annual Report 2017

DIRECTORS' REPORT

2. COMPANY SECRETARY

3. DIRECTORS' MEETINGS

The number of directors' meetings and resolutions of directors (including meetings of committees of directors) held during the year and the number of meetings (or resolutions) attended by each director were as follow:

DIRECTOR	AUDIT & RISK MANAGEMENT COMMITTEE MEETINGS		REMUNERATION, NOMINATION & DIVERSITY COMMITTEE MEETINGS		BOARD MEETINGS	
	A	B	A	B	A	B
Mr Craig Readhead	2	2	2	3	11	13
Dr Nicole Adshead-Bell	•	•	•	•	13	13
Mr Brant E Hinze	2	2	3	3	13	13
Mr Timo Jauristo	2	2	3	3	13	13
Dr Glen Masterman *(resigned 31 August 2017)*	•	•	•	•	9	10
Mr Simon Jackson	•	•	•	•	13	13

A – Number of meetings attended **B** – Number of meetings held while in office • Not a member of the committee

Mr Craig Readhead was unable to attend two Board meetings due to travel commitments.

4. PRINCIPAL ACTIVITIES

There were no other significant changes in the nature of the activities of the Group during the period ended 31 December 2017.

Objectives

The Group's objectives are to:

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BEADELL

5. OPERATING AND FINANCIAL REVIEW

Overview of the Group

Beadell is a gold producer, with its head office in Perth, Western Australia. Its primary asset is the Tucano Gold Mine, located in Brazil. The Group also has an extensive portfolio of key gold exploration tenements throughout Brazil.

Operating and financial summary	DEC 2017	DEC 2016
OPERATING RESULTS		
Total Waste Moved (t) *(waste mined plus iron ore mined)*	18,235,697	16,655,670
Gold Ore Mined (t)	3,017,666	2,935,037
Total Material Moved (t)	21,253,363	19,590,706
Gold Ore Milled (t)	3,720,125	3,597,163
Head Grade (g/t)	1.21	1.45
Plant Recovery (%)	89.9%	86.9%
Total Gold Recovered (oz)	129,764	145,870
Total Gold Sold (oz)	128,342	146,316
FINANCIAL RESULTS	**$ MILLIONS**	**$ MILLIONS**
Revenue and costs of production		
Sales revenue	211.1	239.8
Costs of production	(192.6)	(146.0)
Non-cash adjustment to low grade ore stockpiles	(63.8)	-
Depreciation and amortisation	(35.9)	(41.2)
	(81.2)	52.6
Other significant items		
Administrative expense	(20.3)	(19.1)
Impairment losses	(2.9)	(2.2)
Net finance (expense)/income	(5.6)	6.2
Income tax benefit/(expense)	14.7	(8.1)
Other items	(5.9)	(7.0)
Reported profit/(loss) after tax	**(101.2)**	**22.4**
OTHER FINANCIAL INFORMATION	**$ MILLIONS**	**$ MILLIONS**
Cash flow (used in)/from operating activities	(7.0)	18.0
Cash and cash equivalents	10.1	28.3
Net assets	162.5	232.1
Basic (loss)/earnings per share	(A$0.08)/share	A$0.02/share

23

Beadell Resources Limited Annual Report 2017

DIRECTORS' REPORT

Review of financial results

Sales revenue

The Group has reported a decrease in gold sales revenue, driven primarily by a 12% decrease in gold ounces sold. Revenue of $211.1 million (2016: $239.8 million) was generated from the sale of 128,342 ounces at an average price, net of smelting and refining costs, of $1,645 per ounce (2016: $1,639 per ounce).

Costs of production

Costs of production have increased by $46.6 million in comparison to the 2016 financial year, which is largely attributable to increases in material movement and processed tonnes and costs associated with the commencement of a second mining contractor at Tucano.

Additionally, costs were negatively affected by a strengthening of the Brazilian Real against the Group's reporting currency, the Australian Dollar. The average Brazilian Real exchange rate was 7% stronger in 2017 than 2016.

Non cash adjustment to low grade ore stockpiles

Ore stockpiles are valued at the lower of cost and net realisable value (NRV). The Group has recognised a write down to NRV of $6.9 million in June 2017 and a further $56.9 million in December 2017 (total of $63.8 million) in cost of goods sold in respect of its low grade ore stockpiles.

The carrying value of low grade stockpiles is modelled using assumptions with respect to planned usage, future processing costs and forecast market prices. In anticipation of the completion of the Tucano plant upgrade, the Group has amended its life of mine processing plan deferring the timing of expected processing of low grade stockpiles.

Considering the amended processing plan, together with revised assumptions regarding future processing costs and forecast gold prices, the Group determined an adjustment in respect of the carrying value of its low grade stockpiles was necessary. While an adjustment has been recognised in respect of the low grade stockpiles, they continue to form part of the life of mine processing plan at Tucano.

Net finance expense

The Group has reported net finance expense of $5.6 million, which is primarily attributable to interest expenses of $4 million (2016: $4 million).

Income tax benefit

Income tax benefit was $14.7 million, compared to a tax expense of $8.1 million recognised in the 2016 financial year. The tax benefit has primarily arisen as a result of the generation of carried forward tax losses in 2017 and a deferred income tax benefit recognised in respect of the Company's low grade ore stockpile NRV adjustment.

Cash Flow

Cash and cash equivalents as at 31 December 2017 totalled $10.1 million (2016: $28.3 million).

Beadell sold 128,342 ounces, including $9.5 million (2016: $5.4 million) that was booked for 5,746 ounces (2016: 3,328 ounces) awaiting settlement at 31 December 2017, offset by working capital movements generating net cash outflows from operating activities of $7.0 million (2016: $18.0 million inflow).

Cash payments for investing activities were $49.2 million (2016: $29.2 million) and were largely represented by payments for the Tucano Plant Upgrade, construction of the tailings storage facilities, deferred stripping and hydro-electric grid power transition costs.

Cash inflows from financing activities were $39.2 million (2016: $27.6 million). Cash inflows were principally represented by net share capital raising proceeds of $49.08 million offset by net repayment of borrowings of $5.9 million and interest payments of $4.1 million.

Review of operations

Tucano Gold Mine

Gold Production

Gold production totalled 129,764 ounces, an 11% decrease over CY2016 gold production.

Mining

21,253,363 tonnes of material were moved in CY2017, an increase of 8% over CY2016. Gold ore mined in the CY2017 totalled 3,017,666 tonnes, 3% above CY2016.

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BEADELL

The increase in material moved is due to the improved mining fleet availability and additional mining capacity following the commencement of a second mining contractor at Tucano.

Total high and low grade ore stockpiles at the end of December 2017 were 2.93 million tonnes @ 0.66 g/t gold for 62,500 ounces. Marginal ore stockpiles were 1.5 million tonnes @ 0.43 g/t gold for 20,400 ounces.

Processing

During CY2017, 3,720,125 tonnes of gold ore were milled with process plant recovery of 89.9%, a 3% improvement from CY2016. Mill feed grade was 1.21 g/t gold, a decrease of 17% compared to CY2016.

Improvements in maintenance practices have enabled a decrease in the frequency of plant shutdowns and improved availabilities. As a result, the processing plant operated above plan during the year, processing approximately 255,000 tonnes more ore than planned.

During the September quarter, grid power was increased to over 4 MW as part of the transition to a draw of approximately 12 MW of grid power over the next 12 months. The transition to grid power will reduce reliance on significantly more expensive diesel generated power to immaterial levels.

Tucano Plant Upgrade

On 11 May 2017, the Company announced the results of a Feasibility Study completed on a plant upgrade project. The FS demonstrated the viability of upgrading the Tucano process plant with an incremental estimated post-tax net present value of US$127 million at a 5% discount rate, an estimated internal rate of return of 138% and a 14 month payback period. The estimated pre-production capital cost is US$27.6 million.

Following Board approval, plant upgrade project works commenced in the second half. As at the date of this report, the project remains on time and budget with commissioning expected mid-2018.

Ore Reserve and Mineral Resource

In December 2017, the Company released an Interim Ore Reserve and Mineral Resource Update to coincide with the Company's year-end budgeting and life of mine scheduling. Future annual updates will be completed as at June 30 each year.

Total Ore Reserves as at 30 June 2017 were 25.1 million tonnes @ 1.83 g/t gold for 1.47 million ounces compared to 28.2 million tonnes @ 1.74 g/t gold for 1.58 million ounces as at 31 December 2016. This is a decrease of 43,000 ounces (3%) after allowing for the first half of 2017 depletion of 59,000 ounces.

Total Open Pit Reserves were 18.5 million tonnes @ 1.77 g/t gold for 1,052,000 ounces. Open Pit Reserve grade has increased by 5%.

Total Stockpile Reserves were 3.6 million tonnes @ 0.66 g/t gold for 77,000 ounces.

Total Underground Reserves are unchanged at 2.9 million tonnes @ 3.61 g/t gold for 345,000 ounces.

The Company's Measured, Indicated and Inferred Mineral Resources as at 30 June 2017 were 63.5 million tonnes @ 1.82 g/t gold for 3.73 million ounces. This is a decrease of 135,000 ounces (3%) after allowing for the first half of 2017 depletion of 59,000 ounces.

Total Open Pit Resources were 35.4 million tonnes @ 1.61 g/t gold for 1,836,000 ounces.

Total Stockpile Resources were 5.2 million tonnes @ 0.59 g/t gold for 99,000 ounces.

Total Underground Resources at Urucum and Tap AB were 16.4 million tonnes @ 2.75 g/t gold for 1,455,000 ounces, an increase of 65,000 ounces (5%).

Full details of the Interim Ore Reserve and Mineral Resource are available on the Company's website.

25

Beadell Resources Limited Annual Report 2017

DIRECTORS' REPORT

Exploration

Brazil

During the year, 59,302 m of drilling were completed, being 37,476 m of grade control reverse circulation (RC) drilling, 15,932 m of exploration / resource delineation RC drilling and 5,894 m of diamond drilling.

Near Mine Exploration

TAP AB1 Trough and Central Lodes

In the March quarter, deeper drilling on the Tap AB1 Trough Lode extended the steep north plunge of the mineralisation further down dip intersecting multiple wide zones of oxide gold mineralisation, including 64 m @ 4.29 g/t gold from 150 m. The recently discovered Central Lode is favourably located between the Tap AB1 Trough Lode and Tap AB2 Trough Lode. Results received during the March quarter included 6 m @ 12.99 g/t gold from 152 m.

During the June quarter, new results from extension and confirmation drilling included 5 m @ 7.18 g/t gold from 26 m (Central Lode) and 10 m @ 3.91 g/t gold from 102 m and 40 m @ 4.10 g/t gold from 121 m (Tap AB1 Trough Lode) and 18 m @ 1.75 g/t gold from 166 m, 12 m @ 4.02 g/t gold from 198 m and 7 m @ 1.78 g/t gold from 218 m to bottom of hole (BOH).

During the September quarter, multiple lodes continued to be intersected in the AB1 Trough Lode. Results included hole F02290 with 7 m @ 11.43 g/t gold from 32 m, 11 m @ 2.63 g/t gold from 139 m, 5 m @ 2.64 g/t gold from 208 m and 15 m @ 4.06 g/t gold from 225 m which has extended the Tap AB1 Trough Lode a further 40 m down plunge and is the first hole to reach the fresh rock mineralisation demonstrating the continuation of the ore zone into the primary host rock below the deep ~300 m oxide weathering trough.

Tap AB2 and AB3 Trough Lodes

Resource delineation and extension drilling continued to intersect strong mineralisation along the southern section of the Tap AB2 Trough Lode with results of 20 m @ 9.88 g/t gold from 50 m including 8 m @ 20.27 g/t gold from 50 m. A spectacular result of 20 m @ 27.96 g/t gold from 35 m including 4 m @ 126.83 g/t gold from 38 m was intersected improving grade in that area of the reserve pit.

New results were received from the northern extension of the Tap AB3 Trough Lode. A result of 16 m @ 5.23 g/t gold from 135 m in hole F02368 is located in the same zone of deep weathering zone that hosts the very high grade Tap AB1 and Tap AB2 Trough Lodes, extending the strike of this zone outside of the reserve open pit.

The Tap AB3 Trough Lode extension to the north remains under drilled below the reserve open pit and is a high priority area for follow up drill testing which is in progress.

Carbonate Lode

The Carbonate Lode sits in the middle of the Tap AB complex, within 2 km of the plant. During the March quarter, new results from step out drilling included 13 m @ 3.38 g/t gold from 107 m to BOH, 32 m @ 2.05 g/t gold from 70 m, 30 m @ 1.78 g/t gold from 89 m and 15 m @ 1.26 g/t gold from 125 m to BOH.

During the June quarter, new results confirming a north plunge recorded wide and high grade gold intercepts in diamond drilling of 18 m @ 7.55 g/t gold from 56 m including 7 m @ 14.65 g/t gold from 62 m and 27 m @ 5.96 g/t gold from 80 m including 7 m @ 18.84 g/t gold from 97 m. The Carbonate Lode remains shallowly drilled beneath the reserve open pit and is a high priority of ongoing drilling aiming to increase the Tap AB resource and open pit reserve.

Torres

During the March quarter, exploration work highlighted the emerging potential of the >1km long Torres trend, especially the eastern contact of the main Banded Iron Formation unit (BIF) that also hosts the high-grade Tap AB1 and Tap AB2 gold oxide trough zones immediately to the north. New results from Torres have extended the strike length of the gold mineralised corridor another 400 m to the south of earlier results.

In the June quarter, new results received at the northern end of the Torres corridor included 24 m @ 3.00 g/t gold from 72 m. A further 1 km to the south a re-entry of F02168 extended the mineralisation a further 3 m to record a result of 5 m @ 4.91 g/t gold from 78 m.

Neo East

An exploratory blast hole traverse on the south eastern corner of Monkey Hill cutback, 50 m east of the Neo Lode intersected 3 m @ 52.15 g/t gold from 12 m including 1 m @ 107.04 g/t gold from 14 m to BOH in a new structure named Neo East.

Urso

A new shallow oxide lode named Urso was discovered 200 m north of the Tap AB open pit with results of 13 m @ 2.02 g/t gold from 1 m and 18 m @ 1.41 g/t gold from 18 m.

26

BEADELL

Greenfields Exploration

Brazil

Tucano Regional

A renewed focus on regional exploration is underway with a dedicated regional exploration team in place completing drilling and surface sampling including stream sediment, soil, auger and blast hole drilling in 2017.

Arara

During June 2017 quarter, reconnaissance soil sampling west of Mutum on an 800 m x 40 m grid has delineated a 4 km long open ended, northwest trending greater than 10 ppb gold soil anomaly that appears to be on a Mutum parallel trend approximately 4 km west of the Mutum anomaly. A highly anomalous maximum result of 2,440 ppb (2.44 g/t) gold was received from the soil results.

Further soil sampling and mapping will be completed including an extension of the soil grid to the northwest where a major north-south structure is evident in aeromagnetic and digital terrain models.

Mutum

The first diamond drill hole at Mutum confirmed the potential for a material gold mineralised system below the 8 km long geochemical anomaly, intersecting an approximate true width result of 5.6 m @ 5.17 g/t gold from 11.4 m including 1.6 m @ 16.58 g/t gold from 11.4 m. The Mutum anomaly is 20 km east of the Tucano mill. A maiden 5,000 m RC drilling program is underway to assess the magnitude of the discovery.

T3 & T4

The T3 and T4 targets are aeromagnetic anomaly interpreted to represent untested BIF occurrence east of the Urucum deposit.

First pass soil sampling was completed during the year on 400 m and 800 m lines at 40 m between samples. The results show a coherent >3km long east-west gold in soil anomaly at T3 at plus 10 ppb (highest result to date 101 ppb gold) coincident with the lower relief magnetic highs that may indicate underlying BIF.

Soil sampling at T4 has delineated a +500 m long northwest trending plus 10 ppb gold soil anomaly that remains open to the southeast. A maximum result of 73 ppb gold is located on the end of the line.

Tartaruga Project (100%)

The Tartaruga project is located in the Amapá State, Brazil, 120 km northeast of Tucano. The project was acquired in 2007 and includes a JORC Inferred resource of 6.45 Mt @ 1.63 g/t gold for 337,000 oz. In 2017 a positive scoping level mining and processing study was completed.

Significant changes in the state of affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Group that occurred during the period under review other than those listed in the above review of operations or below in the events subsequent to the reporting date.

6. DIVIDENDS

No dividends were declared or paid during, or since the end of the year.

7. EVENTS SUBSEQUENT TO REPORTING DATE

Sprott Secured Credit Facility

The Group has received credit approval from Sprott Private Resource Lending (Collector), L.P. (Sprott) to be provided with a senior secured credit facility up to US$60 million with a 4 year tenor, to be completed by 31 March 2018 on completion of legal documentation. The interest rate applicable to the new facility is 6.75% plus the greater of US 3-month LIBOR or 1.25%. Please refer to note 26 of the Annual Financial Report for further information.

There has not arisen in the interval between the end of the period and the date of this report any other item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future periods.

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Beadell Resources Limited Annual Report 2017

DIRECTORS' REPORT

8. LIKELY DEVELOPMENTS

The Group is focused on improving operational performance aiming on producing profitable ounces and converting exploration upside to resources and reserves at its Tucano Gold Mine. In order to achieve this, an upgrade of the Tucano process plant has been approved by the Board with commissioning expected in mid-2018.

Exploration activities on Brazilian exploration assets will continue in 2018, with a particular focus on the Tap AB Complex, targeting Urso, Torres, Neo East and Tap AB1 Trough zones.

9. ENVIRONMENTAL REGULATION

The Group's operations are subject to environmental laws and regulations under the Brazilian (State and Federal) legislation depending on the activities undertaken. Compliance with these laws and regulations is regarded as a minimum standard for the Group to achieve. There were no known significant breaches of these regulations during the year.

The Group's Australian operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The Board believes that the Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the Group.

10. DIRECTORS' INTERESTS

The relevant interest of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the Group and other related bodies corporate, as notified by the Directors to the Australian Securities Exchange in accordance with s205G(1) of the Corporations Act 2001, at the date of this report are:

DIRECTOR	ORDINARY SHARES	OPTIONS OVER ORDINARY SHARES	RIGHT OVER ORDINARY SHARES
Mr Craig Readhead	3,723,200	1,750,000	-
Dr Nicole Adshead-Bell	630,000	-	-
Mr Brant E Hinze	384,610	1,750,000	-
Mr Timo Jauristo	256,410	1,750,000	-
Mr Simon Jackson	512,820	6,000,000	1,662,636

11. SHARE OPTIONS

Unissued shares under unlisted options related to remuneration

All options were granted in previous financial years. No options have been granted since the end of the previous financial year.

At the date of this report, unissued ordinary shares of the Company under option are:

EXPIRY DATE	EXERCISE PRICE	NUMBER OF UNISSUED SHARES
20 September 2018	$0.93	250,000
31 December 2018	$0.20	17,900,000
30 September 2019	$0.54	2,500,000
31 December 2019	$0.25	17,900,000
30 September 2020 *(vesting 30 September 2018)*	$0.63	2,500,000
		41,050,000

All unissued shares are ordinary shares of the Company.

All options expire on the earlier of their expiry date or on termination of the employee's employment. Further details about share-based payments to directors and KMP are included in the remuneration report in section 16.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

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BEADELL

Shares issued on exercise of options

During or since the end of the financial year, the Group issued ordinary shares of the Company as a result of the exercise of options as follows (there are no amounts unpaid on the shares issued):

NUMBER OF SHARES	AMOUNT PAID ON EACH SHARE
750,000	$0.20
750,000	$0.25

Forfeiture of unissued shares

During or since the end of the period, the following unissued shares of the Company forfeited as a result of failure to meet vesting conditions.

DATE	EXERCISE PRICE	NUMBER OF OPTIONS
31-Jan-17	$0.37	375,000
31-Jan-17	$0.43	375,000
30-Sep-17	$0.25	875,000
		1,625,000

Expiration of unissued shares

On 30 June 2017, 1,800,000 unlisted employee share options exercisable at $0.65 expired, in accordance with their terms.

12. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Group provides insurance to cover legal liability and expenses for the directors and executive officers of the Company. The directors' and officers' liability insurance provides cover against all costs and expenses that may be incurred in defending civil or criminal proceedings that fall within the scope of the indemnity and that may be brought against the officers in their capacity as officers. Disclosure of the nature of the liability cover and amount of the premium is subject to a confidentiality clause under the insurance policy.

The Group has not provided any insurance or indemnity for the auditor of the Company.

13. NON-AUDIT SERVICES

During the period KPMG, the Company's auditor, provided no services in addition to their statutory duties in Australia and Brazil (2016: nil).

14. LEAD AUDITOR'S INDEPENDENCE DECLARATION

The Lead auditor's independence declaration is set out on page 87 and forms part of the Directors' Report for the period ended 31 December 2017.

15. ROUNDING OFF

The Group is of a kind referred to in ASIC Instrument 2016/191 and in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

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Beadell Resources Limited Annual Report 2017

DIRECTORS' REPORT

16. REMUNERATION REPORT – AUDITED

16.1 PRINCIPLES OF REMUNERATION – AUDITED

Key management personnel (KMP) have authority and responsibility for planning, directing and controlling the activities of the Group. KMP include Directors of the Company and other executives, whom during the period have been identified as:

NAME	POSITION	PERIOD IN POSITION DURING THE YEAR
Non-Executive Directors		
Mr Craig Readhead	Independent Non-Executive Director, Chairman	Full year
Dr Nicole Adshead-Bell	Independent Non-Executive Director	Full year
Mr Brant E. Hinze	Independent Non-Executive Director	Full year
Mr Timo Jauristo	Independent Non-Executive Director	Full year
Executive Directors		
Mr Simon Jackson	CEO and Managing Director	Full year
Executives		
Mr Peter Holmes	Chief Operating Officer	Full year
Mr Gregory Barrett	CFO and Company Secretary	Full year
Former KMP		
Dr Glen Masterman	Non-Executive Director	Resigned on 31 August 2017

The Remuneration, Nomination and Diversity Committee is charged with setting remuneration for the Australian based KMP.

Remuneration levels for KMP are competitively set to attract and retain appropriately qualified and experienced directors and executives, reward the achievement of strategic objectives and achieve the broader outcome of creation of value for shareholders. The Board determines remuneration packages using trends in comparative companies and the objectives of the Group's remuneration strategy.

The remuneration structure takes into account:

- the capability and experience of the KMP;
- the KMP's ability to control the relevant segment's performance; and
- the Group's performance regarding operational success as reflected by growth in share price and delivering constant returns on shareholder wealth.

Remuneration structures may include fixed and performance linked remuneration.

The table below represents the target remuneration mix for group executives in the current year. The short-term incentive (STI) is provided at target levels, and the long-term incentives (LTI) amount is provided based on the value granted for the CY2017.

		AT RISK	
	Fixed remuneration	Short-term incentive	Long-term incentive
CEO & Managing Director	44%	22%	33%
CFO and COO	50%	25%	25%

Fixed remuneration

Fixed remuneration consists of base remuneration and employer contributions to superannuation funds.

Remuneration levels are reviewed annually by the Remuneration, Nomination and Diversity Committee through a process that considers individual, segment and overall performance of the Group. In addition, external consultants may be engaged to provide analysis and advice to ensure the directors' and senior executives' remuneration is competitive in the market place.

Further details regarding executive officers' remuneration can be found at section 16.2 of this Directors' Report.

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BEADELL

Performance linked remuneration

Performance linked remuneration includes both STI and LTI plans, and is designed to reward KMP for meeting or exceeding the financial and key performance metrics.

STI Plan

Amounts paid or payable under the Group's STI Plans are as described in Section 16.2 of this Directors' Report.

STI Plan 2017

The Board and the Remuneration, Nomination and Diversity Committee established the terms of the STI Plan for the year to 31 December 2017.

The STI opportunity to be payable was up to 50% of their respective total fixed remuneration for the period 1 January 2017 to 31 December 2017. The STI performance measures relate to achieving the following:

- Production (140,000 – 150,000 ounces): 20% of STI opportunity;
- All-In Sustaining Costs (AISC) (US$830 – US$930 per ounce): 20% of STI opportunity;
- Earnings measure based on EBITDA: 20% of STI opportunity;
- Safety (Total Reported Incidents Frequency Rate - TRIFR): 20% of STI opportunity; and
- Personal KPI: 20% of STI opportunity.

The Remuneration, Nomination and Diversity Committee reviewed actual outcomes against the above mentioned performance measures and the only performance measure achieved during the period was safety. The Committee also resolved not to award any personal KPI. Consequently, 20% of the total STI opportunity is payable.

STI Plan 2018

The Board and the Remuneration, Nomination and Diversity Committee has established the terms of the STI Plan for the year to 31 December 2018.

The STI opportunity to be payable will be up to 50% of their respective total fixed remuneration for the period 1 January 2018 to 31 December 2018. The STI performance measures relate to achieving the following:

- Production (145,000 – 155,000 ounces): 20% of STI opportunity;
- All-In Sustaining Costs (AISC) (US$1,100 – US$1,200 per ounce): 20% of STI opportunity;
- Earnings measure based on EBITDA: 20% of STI opportunity;
- Safety (TRIFR): 20% of STI opportunity; and
- Personal KPI: 20% of STI opportunity.

Any payment of STI opportunity is subject to final approval by the Board. The Board may, in its absolute discretion, vary payments of STI opportunity regardless of achievement of STI performance measures.

In the event of a change of control of the Company, participants are entitled to a pro rata incentive payment for the current performance period, based on the achievement of performance targets to date. The Board, as it exists immediately prior to a change of control, may, in its absolute discretion, determine that any additional amounts should be paid to the participants.

LTI Plan

The LTI Plan consists of share based payments in the form of employee share options or performance rights. The Remuneration, Nomination and Diversity Committee determine if any share based payments will be provided to executives under the LTI Plan.

Employee Share Options (Options)

On 21 January 2016, the shareholders of the Company approved a new Employee Option Scheme (2015 EOS). All options granted subsequent to 21 January 2016 were granted under the 2015 EOS. All options granted prior to 21 January 2016 were granted under the prior Employee Option Scheme (2007 EOS).

The key terms of the 2007 EOS and the key changes adopted in the 2015 EOS are described following.

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Beadell Resources Limited Annual Report 2017

DIRECTORS' REPORT

2007 EOS

- Options will be issued free of charge to eligible employees. The exercise price of the options shall be as the Directors, in their absolute discretion, determine, provided that it shall not be less than that amount which is equal to 90% of the average market price of the shares in the 5 days in which sales in the shares were recorded immediately preceding the day on which the Directors resolve to offer the options;
- The Board may limit the total number of options which may be exercised under the EOS in any year;
- Options shall lapse upon the earlier of:
  - (a) the expiry of the exercise date;
  - (b) the option holder ceasing to be an employee by reason of dismissal, resignation or termination of employment, office or services for any reason, unless waived by the Board;
  - (c) the expiry of 30 days after the option holder ceases to be an employee by reason of retirement; or
  - (d) a determination by directors that the option holder has acted fraudulently, dishonestly or in breach of his or her obligations to the Group.
- Shares issued pursuant to the exercise carry the same rights and entitlements as other shares on issue;
- Options may contain minimum service periods and/or achievement of performance hurdles for them to vest; and
- Options are not quoted on the ASX.

2015 EOS

The key changes adopted in the 2015 EOS are as follows.

- Eligible participants are full-time and part-time employees (including Directors) or any other Eligible Participant in accordance with ASIC Class Order 14/1000, which may include contractors and casual employees;
- The maximum number of options that may be offered under the EOS from time to time is limited to such number as will not breach applicable ASX Listing Rules, the Corporations Act or any other applicable legislation;
- There is no maximum number of options that may be made issuable to any one person or company. However, the Directors may limit the total number of options which may be exercised under the EOS in any one year.

Other key terms of the 2015 EOS are consistent with those of the 2007 EOS.

Further details regarding the 2015 EOS can be found on the Notice of Extraordinary General Meeting created on 16 December 2015 available at the Company's website.

Performance Rights (Rights)

The Performance Rights Plan (PRP) was last approved by the Company's shareholders at the 2016 Annual General Meeting (AGM). The Rights issued under the PRP will be awarded subject to meeting pre-determined performance conditions. The awarded Rights will be subject to vesting conditions and shares will subsequently be issued through an automatic exercise of the Rights, for nil consideration.

2017 LTI Plan

On 18 May 2017, the Board of Directors submitted to shareholders' approval a proposed grant of rights to the CEO & Managing Director. The Board determined that the grant of Performance Rights under the PRP to Mr Jackson was an appropriate form of long term incentive for Key Management Personnel. Mr Jackson's LTI component was calculated as 75% of his fixed remuneration and the performance period is between 1 January 2017 and 31 December 2018.

The proposed grant of performance rights was approved by shareholders and, in addition, the Board approved the grant of rights to the senior management and key staff members. Other KMP's LTI component was calculated as 50% of their fixed remuneration and the performance period is between 1 January 2017 and 31 December 2018. No performance rights were granted to non-executive directors during the period.

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BEADELL

The following rights were granted to the KMP during 2017:

	NUMBER OF OPTIONS GRANTED
Executive Director	
Mr Jackson	1,662,636
Executives	
Mr Barrett	910,681
Mr Holmes	910,681

The vesting conditions and performance hurdles of the rights granted to the KMP follow below:

In order for any of the Performance Rights to vest, the Company's Total Shareholder Return (TSR) must be at or above the 50th percentile of the comparator group's TSR over the performance period and must be positive (Vesting Conditions).

The Company's TSR will be measured relative to companies within the Gold GICS sub-industry that have a market capitalisation between $50 million and $1.1 billion as at 30 December 2016 (Comparator Group).

The Comparator Group for the Performance Rights issued in the 2017 financial year comprises the following companies:

- Dacian Gold Ltd
- Doray Minerals Ltd
- Gold Road Resources Ltd
- Newfield Resources Ltd
- Perseus Mining Ltd
- Ramelius Resources Ltd
- Resolute Mining Ltd
- Saracen Mineral Holdings Ltd
- Silver Lake Resources Ltd
- St Barbara Ltd
- Tribune Resources Ltd
- Westgold Resources Ltd

The number of Performance Rights that vest based on the Company's TSR relative to the Comparator Group is outlined in the following table:

TSR OF COMPANY RELATIVE TO TSRs OF COMPANIES IN THE COMPARATOR GROUP	PROPORTION OF PERFORMANCE RIGHTS THAT VEST
Less than the 50th percentile	0%
50th percentile	50%
Between 50th percentile and 75th percentile	Straight line vesting between 50% and 75%
75th percentile and above	100%

The test date for determining whether the Vesting Conditions have been satisfied (Test Date) will be 31 December 2018.

The Performance Rights will only vest (and the underlying Shares will only be issued) upon the Board making a determination in relation to the Vesting Conditions set out above. Performance Rights that do not vest in accordance with the Board's determination as to vesting will immediately lapse.

If the Board determines that any of the Performance Rights will vest in accordance with the Vesting Conditions (Vesting Performance Rights):

a) the vesting date for 100% of the Vesting Performance Rights will be 31 December 2018; and

b) Shares will be issued by the Company through an automatic exercise, for nil consideration, of the Vesting Performance Rights (on 1 Vesting Performance Right for 1 Share basis) as soon as reasonably practicable after the relevant vesting date for the Vesting Performance Rights.

2018 LTI Plan

The 2018 LTI will consist of either Employee Options or Share Performance Rights. Given the grant of these Options or Rights will be subject to Shareholder Approval at the forthcoming AGM in May, the Remuneration, Nomination and Diversity Committee will determine a suitable LTI at the next Committee Meeting to be held prior to the Notice of AGM being finalised.

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Beadell Resources Limited Annual Report 2017

DIRECTORS' REPORT

Consequences of performance on shareholder wealth

In considering the Group's performance and benefits for shareholder wealth, the Remuneration, Nomination and Diversity Committee have regard to the following indices in respect of the current financial year and the previous four financial years.

	2017	2016	2015	2014	2013
(Loss)/Profit after tax ($'000's)	(101,169)	22,354	(44,345)	13,533	113,549
Results from operating activities ($'000's)	(110,268)	24,282	(20,695)	49,542	99,818
Share price ($/share)	0.18	0.27	0.14	0.225	0.79
EPS ($/share)	(0.08)	0.02	(0.06)	0.02	0.15

Profit is one of the financial performance measures considered in setting the STI. Profit amounts have been calculated in accordance with the Australian Accounting Standards (AASBs).

Other benefits

KMP are not entitled to receive additional benefits as part of the terms and conditions of their appointment.

Service contracts

It is the Group's policy that service contracts for KMP are unlimited in term and capable of termination by either party.

The service contracts of the Company's Non-Executive Directors do not require any notice periods upon termination. The service contracts of Mr Jackson, Mr Barrett and Mr Holmes require 12 months' written notice. The Company may elect to make a payment to these KMP in lieu of notice for all or part of the notice period, subject to restraint conditions after the employment is terminated.

In the case of wilful or fraudulent misconduct, the Group retains the right to terminate all service contracts without notice.

KMP are entitled to receive on termination of employment their statutory entitlements, including any accrued annual and long service leave, together with any superannuation benefits. Each service contract outlines the components of remuneration paid to KMP, but do not prescribe how remuneration levels are modified year to year.

Non-Executive Directors

On 18 May 2017, shareholders approved an increase on the aggregate remuneration payable to all Non-Executive Directors from $500,000 to $700,000. The last increase was at the 2012 AGM.

As at the end of the year, each non-executive director received base fees up to $100,000 per annum and the Chairman receives a base fee up to $125,000 per annum, plus superannuation of 9.5% when applicable.

16.2 DIRECTORS' AND EXECUTIVE OFFICERS' REMUNERATION – AUDITED

Overview of directors' and executive officers' remuneration disclosure

At section 16.2.1 the Company has prepared a 'Realised Remuneration' disclosure for each director and executive officer. This disclosure contains non-IFRS information and is not required under the Corporations Act 2001. It has been included to provide a greater understanding of actual remuneration received by each director and executive officer.

Disclosure required under IFRS and the Corporations Act 2001 is provided at section 16.2.2 and disclosed as 'Statutory Remuneration'. A reconciliation of Realised Remuneration and Statutory Remuneration can be found at section 16.2.3.

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DIRECTORS' REPORT

16.2.1 REALISED REMUNERATION – AUDITED

The Realised Remuneration table presented below includes cash remuneration in the form of salaries, fees, bonuses and superannuation and the value of equity instruments granted as share based payments which were sold or converted to ordinary shares during the year. The value of equity instruments disclosed is;

- the cash received from the sale of the equity instrument, or
- the market value of the ordinary shares received on the date of conversion, less any amounts paid by the holder in order to convert the equity instrument into ordinary shares.

The table does not include non-cash share based payment accounting expenses recorded in the Company's Financial Statements as required by IFRS.

	SALARY & FEES $	STI BONUS $	SUPERANNUATION $	VALUE OF OPTIONS $	VALUE OF PERFORMANCE RIGHTS $	TOTAL (BEFORE TAX) $
12 months ended 31 December 2017						
Non-executive directors						
Mr Readhead, Chairman	125,961	-	11,966	-	-	137,927
Dr Adshead-Bell	100,769	-	-	-	-	100,769
Mr Hinze	100,769	-	-	-	-	100,769
Mr Jauristo	100,769	-	-	-	-	100,769
Dr Masterman *(resigned 31 August 2017)*	61,819	-	5,873	-	-	67,692
Executive directors						
Mr Jackson, Managing Director	578,981	120,450	27,500	-	-	726,931
Executives						
Mr Barrett, Company Secretary, CFO	470,785	98,962	27,500	-	-	597,247
Mr Holmes, COO	470,785	98,962	27,500	-	-	597,247
Total realised remuneration (Group)	**2,010,638**	**318,374**	**100,339**	**-**	**-**	**2,429,351**

35

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DIRECTORS' REPORT

16.2.1 REALISED REMUNERATION – AUDITED

	SALARY & FEES $	STI BONUS $	SUPERANNUATION $	VALUE OF OPTIONS $	VALUE OF PERFORMANCE RIGHTS $	TOTAL (BEFORE TAX) $
12 months ended 31 December 2016						
Non-executive directors						
Mr Readhead, Chairman	125,961	-	11,966	-	-	137,927
Dr Adshead-Bell *(appointed 29 September 2016)*	25,769	-	-	-	-	25,769
Mr Hinze	115,385	-	-	-	-	115,385
Mr Jauristo	107,308	-	-	-	-	107,308
Dr Masterman *(appointed 14 July 2016)*	43,186	-	3,737	-	-	46,923
Executive directors						
Mr Jackson, Managing Director	578,981	-	27,500	-	-	606,481
Dr Masterman, Exploration Director *(resigned 14 July 2016)*	256,687	-	-	475,000	-	731,687
Executives						
Mr Barrett, Company Secretary, CFO	473,378	-	24,907	-	-	498,285
Mr Holmes, COO	470,785	-	27,500	-	-	498,285
Total realised remuneration (Group)	**2,197,440**	**-**	**95,610**	**475,000**	**-**	**2,768,050**

Notes:

(a) The STI bonus paid in 2017 relates to the 2016 STI approved by the Remuneration, Nomination and Diversity Committee in April 2017.

Beadell Resources Limited Annual Report 2017

16.2.2 STATUTORY REMUNERATION – AUDITED

Disclosure of the remuneration of each director and executive officer as required by IFRS and the Corporations Act 2001 is presented in the table below.

	SALARY & FEES (SHORT TERM) $	2016 STI BONUS (SHORT TERM) $	2017 STI BONUS (SHORT TERM) $	SUPER (POST-EMPLOYMENT) $	SBP OPTIONS $	SBP PERFORMANCE RIGHTS $	TOTAL $	PERFORMANCE RELATED %
12 months ended 31 December 2017								
Non-executive directors								
Mr Readhead, Chairman	125,961	-		11,966	2,546	-	140,473	2%
Dr Adshead-Bell	100,769	-		-	(35,844)	-	64,925	(55%)
Mr Hinze	100,769	-		-	2,546	-	103,315	2%
Mr Jauristo	100,769	-		-	2,684	-	103,453	3%
Dr Masterman *(resigned 31 August 2017)*	61,819	-		5,873	2,546	-	70,238	(274%)
Executive directors								
Mr Jackson, Managing Director	578,981	120,450	60,225	27,500	8,730	113,734	909,620	24%
Executives								
Mr Barrett, Company Secretary, CFO	470,785	98,962	49,481	27,500	-	107,319	754,047	28%
Mr Holmes, COO	470,785	98,962	49,481	27,500	-	62,296	709,024	23%
Total statutory remuneration (Group)	**2,010,638**	**318,374**	**159,187**	**100,339**	**(16,792)**	**283,349**	**2,855,095**	

BEADELL

37

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DIRECTORS' REPORT

16.2.2 STATUTORY REMUNERATION – AUDITED

Disclosure of the remuneration of each director and executive officer as required by IFRS and the Corporations Act 2001 is presented in the table below.

	SALARY & FEES (SHORT TERM) $	2016 STI BONUS (SHORT TERM) $	2017 STI BONUS (SHORT TERM) $	SUPER (POST-EMPLOYMENT) $	SBP OPTIONS $	SBP PERFORMANCE RIGHTS $	TOTAL $	PERFORMANCE RELATED %
12 months ended 31 December 2016								
Non-executive directors								
Mr Readhead, Chairman	125,961	-	-	11,966	44,378	-	182,305	24%
Dr Adshead-Bell *(appointed 29 September 2016)*	25,769	-	-	-	35,844	-	61,613	58%
Mr Hinze	115,385	-	-	-	44,378	-	159,763	28%
Mr Jauristo	107,308	-	-	-	46,771	-	154,079	30%
Dr Masterman *(appointed 14 July 2016)*	43,186	-	-	3,737	34,695	-	81,618	43%
Executive directors								
Mr Jackson, Managing Director	578,981	-	-	27,500	152,154	-	758,635	20%
Dr Masterman, Exploration Director *(resigned 14 July 2016)*	256,687			-	-	-	256,687	0%
Executives								
Mr Barrett, Company Secretary, CFO	473,378	-	-	24,907	138,501	89,498	726,284	31%
Mr Holmes, COO	470,785	-	-	27,500	138,501	-	636,786	22%
Total statutory remuneration (Group)	**2,197,440**	**-**	**-**	**95,610**	**635,222**	**89,498**	**3,017,770**	

Notes:

(a) The Remuneration, Nomination and Diversity Committee met in April 2017 and resolved to pay a 40% bonus over the STI opportunity. The resolution was passed subsequent to the release of the 2016 Financial Report, consequently the 2016 STI was not included in the 2016 Remuneration Report.

(b) The fair value of share based payments (SBP) are calculated at the date of grant using the Black Scholes option-pricing model for options and a combination of the Monte Carlo and/or Trinomial Lattice pricing models for performance rights. SBP expense is allocated to each period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the SBP's recognised as an expense in each reporting period.

(c) Options for Dr Adshead-Bell had been provisionally expensed in accordance with accounting standards from the date of issue (being the Board resolution) in 2016. Subsequently, these options were not approved by shareholders at the General Meeting on 18 May 2017 and the expense has been reversed.

Beadell Resources Limited Annual Report 2017

BEADELL

DIRECTORS' REPORT

16.2.3 RECONCILIATION OF REALISED REMUNERATION TO STATUTORY REMUNERATION

	2017 $	2016 $
Total Realised Remuneration (Group)	2,429,351	2,768,050
Treatment of STI:		
Add: Accounting accrual for STI entitlement	159,187	
Treatment of Share Based Payments:		
Add: Statutory Remuneration accounting expense of options recognised in the period	(16,792)	635,222
Add: Statutory Remuneration accounting expense of performance rights recognised in the period	283,349	89,498
Less: Realised Remuneration valuation of options exercised during the period	-	(475,000)
Total Statutory Remuneration (Group)	**2,855,095**	**3,017,770**

16.3 EQUITY INSTRUMENTS – AUDITED

All rights and options refer to rights and options over ordinary shares of the Company, which are exercisable on a one for one basis according to the rules of the PRP and EOS.

16.3.1 OPTIONS AND RIGHTS OVER EQUITY INSTRUMENTS GRANTED AS REMUNERATION – AUDITED

Details on options and rights over ordinary shares in the Company that were granted as compensation to each key management person during the reporting period and details on options that vested during the period are reported in the tables below.

All options and rights expire on the earlier of their expiry date or termination of the individuals' appointment and have been provided at no cost to recipients.

OPTIONS	NUMBER OF OPTIONS GRANTED IN 2017	GRANT DATE	FAIR VALUE PER OPTION AT GRANT DATE $	EXERCISE PRICE PER OPTION $	EXPIRY DATE	NUMBER OF OPTIONS VESTED IN 2017
Non-executive directors						
Mr Readhead	-	-	-	-	-	875,000
Mr Hinze	-	-	-	-	-	875,000
Mr Jauristo	-	-	-	-	-	875,000
Executive director						
Mr Jackson	-	-	-	-	-	3,000,000
Former KMP						
Dr Masterman *(resigned 31 August 2017)*	-	-	-	-	-	875,000

Notes:

(a) No options were granted or vested to Dr Adshead-Bell, Mr Barrett and Mr Holmes during the period.

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Beadell Resources Limited Annual Report 2017

DIRECTORS' REPORT

RIGHTS	NUMBER OF RIGHTS GRANTED IN 2017	VESTING CONDITION	GRANT DATE	FAIR VALUE AT GRANT DATE $	EXPIRY DATE
Executive director					
Mr Jackson	1,662,636	BDR's TSR >50th percentile of BDR's comparator group from 1Jan17 - 31Dec18	18-May-17	$0.14	31-Dec-18
Executives					
Mr Barrett	910,681	BDR's TSR >50th percentile of BDR's comparator group from 1Jan17 - 31Dec18	18-May-17	$0.14	31-Dec-18
Mr Holmes	910,681	BDR's TSR >50th percentile of BDR's comparator group from 1Jan17 - 31Dec18	18-May-17	$0.14	31-Dec-18

Notes:

(a) No rights were granted to non-executive directors during the period.

(b) 799,222 rights granted to Mr Barrett in the financial year ended 31 December 2015 did not meet the performance measures and lapsed on 31 December 2017.

(c) Unvested rights granted in the period contain minimum service period requirements.

16.3.2 ISSUE OF EQUITY INSTRUMENTS GRANTED AS REMUNERATION – AUDITED

During the period, no shares were issued on the exercise of options or on the conversion of performance rights granted to KMP.

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BEADELL

16.3.3 DETAILS OF EQUITY INCENTIVES AFFECTING CURRENT AND FUTURE REMUNERATION – AUDITED

Details of vesting profiles of the rights and options held by each KMP of the Group as at 31 December 2017 are detailed below:

KMP		INSTRUMENT	GRANT DATE	% VESTED IN YEAR	% LAPSED/ FORFEITED IN YEAR	FINANCIAL YEARS IN WHICH GRANT VESTS
Non-executive directors						
Mr Readhead	Options	875,000	21-Jan-16	-%	-%	2016
	Options	875,000	21-Jan-16	100%	-%	2017
Dr Adshead-Bell	-	-	-	-	-	-
Mr Hinze	Options	875,000	21-Jan-16	-%	-%	2016
	Options	875,000	21-Jan-16	100%	-%	2017
Mr Jauristo	Options	875,000	21-Jan-16	-%	-%	2016
	Options	875,000	21-Jan-16	100%	-%	2017
Executive director						
Mr Jackson	Options	3,000,000	21-Jan-16	-%	-%	2016
	Options	3,000,000	21-Jan-16	100%	-%	2017
	Rights	1,662,636	18-May-17	-%	-%	2018
Executives						
Mr Barrett	Options	750,000	12-Jun-12	-%	100%	2013
	Options	750,000	12-Jun-12	-%	100%	2014
	Rights	799,222	20-May-15	-%	100%	2017
	Options	2,500,000	18-Nov-15	-%	-%	2015
	Options	2,500,000	18-Nov-15	-%	-%	2016
	Rights	910,681	18-May-17	-%	-%	2018
Mr Holmes	Options	2,500,000	18-Nov-15	-%	-%	2015
	Options	2,500,000	18-Nov-15	-%	-%	2016
	Rights	910,681	18-May-17	-%	-%	2018
Former KMP						
Dr Masterman *(resigned 31 August 2017)*	Options	875,000	21-Jan-16	100%	100%	2017

Notes:

(a) 875,000 options granted to Dr Masterman forfeited, as he resigned from his position as a non-executive director.

(b) 1,500,000 options granted to Mr Barrett lapsed in line with the expiration date of 30 June 2017.

(c) 799,222 rights granted to Mr Barrett in the financial year ending 31 December 2015 lapsed due to failure to meet performance measures.

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Beadell Resources Limited Annual Report 2017

DIRECTORS' REPORT

16.3.4 ANALYSIS OF MOVEMENTS IN EQUITY INSTRUMENTS – AUDITED

The movement during the reporting period, by value, of rights or options over ordinary shares in the Company held by each key management person during the year is detailed below:

	VALUE OF RIGHTS GRANTED DURING THE YEAR $	VALUE OF OPTIONS GRANTED DURING THE YEAR $	GROSS VALUE OF RIGHTS OR OPTIONS EXERCISED DURING THE YEAR $	NET VALUE OF RIGHTS OR OPTIONS EXERCISED DURING THE YEAR $
Directors				
Mr Jackson	227,781	-	-	-
Executives				
Mr Barrett	124,763	-	-	-
Mr Holmes	124,763	-	-	-
Total	**477,307**	**-**	**-**	**-**

Notes:

(a) The value of rights granted in the year reflects the fair value of the rights calculated at grant date. The total value of the rights granted is included in the table above; however, the amount is actually allocated to remuneration over the vesting period.

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DIRECTORS' REPORT

16.3.5 OPTIONS AND RIGHTS OVER EQUITY INSTRUMENTS

The movement during the reporting period, by number of rights and options over ordinary shares in the Company held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

Options

	HELD AT 1 JAN 17	GRANTED AS COMPENSATION	EXERCISED	LAPSED	FORFEITED	HELD AT 31 DEC 17	VESTED DURING THE PERIOD	VESTED AND EXERCISABLE AT 31 DEC 17
Non-executive directors								
Mr Readhead	1,750,000	-	-	-	-	1,750,000	875,000	1,750,000
Dr Adshead-Bell	-	-	-	-	-	-	-	-
Mr Hinze	1,750,000	-	-	-	-	1,750,000	875,000	1,750,000
Mr Jauristo	1,750,000	-	-	-	-	1,750,000	875,000	1,750,000
Executive director								
Mr Jackson	6,000,000	-	-	-	-	6,000,000	3,000,000	6,000,000
Executives								
Mr Barrett	6,500,000	-	-	1,500,000	-	5,000,000	-	5,000,000
Mr Holmes	5,000,000	-	-	-	-	5,000,000	-	5,000,000
Former KMP								
Dr Masterman *(resigned 31 August 2017)*	875,000	-	-	-	875,000	-	875,000	-

Rights

	HELD AT 1 JAN 17	GRANTED AS COMPENSATION	AWARDED	LAPSED	FORFEITED	HELD AT 31 DEC 17	VESTED DURING THE PERIOD	VESTED AND EXERCISABLE AT 31 DEC 17
Executive Director								
Mr Jackson	-	1,662,636	-	-	-	1,662,636	-	-
Executive								
Mr Barrett	799,222	910,681	-	799,222	-	910,681	-	-
Mr Holmes	-	910,681	-	-	-	910,681	-	-

Rights that lapsed during the year were granted during the financial year ended 31 December 2015.

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Beadell Resources Limited Annual Report 2017

DIRECTORS' REPORT

16.3.6 GRANT OF EQUITY INSTRUMENTS AS REMUNERATION SINCE THE END OF THE PERIOD – AUDITED

No equity instruments have been granted to KMP since the end of the period.

16.4 ANALYSIS OF BONUSES INCLUDED IN REMUNERATION – AUDITED

Details of the vesting profile of the short-term incentive cash bonuses awarded as remuneration to each key management person of the Group during the year are detailed below.

2016 STI	INCLUDED IN REMUNERATION (A) $	VESTED IN YEAR %	FORFEITED IN YEAR (B) %
Executive Director			
Mr Jackson	120,450	40%	60%
Executives			
Mr Barrett	98,962	40%	60%
Mr Holmes	98,962	40%	60%

2017 STI			
Executive Director			
Mr Jackson	60,225	20%	80%
Executives			
Mr Barrett	49,481	20%	80%
Mr Holmes	49,481	20%	80%

Notes:

(a) Amounts included in remuneration for the financial year represent the amount related to the financial year based on achievement of personal goals and satisfaction of specified performance criteria. The Remuneration, Nomination and Diversity Committee approved these amounts in April 2017 and February 2018 respectively.

(b) The amounts forfeited are due to the performance or service criteria not being met in relation to the current financial year.

16.5 PAYMENTS TO PERSONS BEFORE TAKING OFFICE – AUDITED

There were no payments made to persons before taking office during the period.

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BEADELL

16.6 KEY MANAGEMENT PERSONNEL TRANSACTIONS – AUDITED

Movement in shares

The movement during the reporting period in the number of ordinary shares in the Company held, directly, indirectly or beneficially, by each KMP, including their related parties, is as follows:

KMP	HELD AT 1 JANUARY 2017	RECEIVED ON EXERCISE OF OPTIONS	OTHER CHANGES*	HELD AT 31 DECEMBER 2017
Non-executive Directors				
Mr Readhead	3,723,200	-	-	3,723,200
Dr Adshead-Bell	-	-	630,000	630,000
Mr Hinze	384,610	-	-	384,610
Mr Jauristo	256,410	-	-	256,410
Executive Directors				
Mr Jackson	512,820	-	-	512,820
Executives				
Mr Barrett	5,000,000	-	-	5,000,000
Mr Holmes	-	-	-	-
Former KMP				
Dr Masterman *(resigned 31 August 2017)*	1,403,910	-	-	n/a

* Other changes represent shares that were purchased or sold during the year.

This report is made with a resolution of the Directors:

Simon Jackson
CEO & Managing Director

Dated at Perth, this 28th day of February 2018

45

Beadell Resources Limited Annual Report 2017

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2017

	NOTE	DEC 2017 $'000	DEC 2016 $'000
Assets			
Cash and cash equivalents	*15*	10,136	28,298
Restricted cash		171	283
Prepayments		2,365	1,351
Gold bullion awaiting settlement	*14*	9,496	5,360
Trade and other receivables	*13*	24,907	29,267
Inventories	*10*	29,696	55,464
Total current assets		**76,771**	**120,023**
Trade and other receivables	*13*	18,062	153
Inventories	*10*	-	53,049
Exploration and evaluation assets		451	498
Mineral properties	*12*	31,429	28,428
Property, plant and equipment	*11*	137,270	134,942
Deferred tax assets	*9*	30,820	18,553
Total non-current assets		**218,032**	**235,623**
Total assets		**294,803**	**355,646**
Liabilities			
Trade and other payables	*20*	58,670	44,230
Employee benefits	*18*	4,311	5,129
Borrowings	*16*	55,801	54,637
Provisions	*22*	5,333	4,527
Total current liabilities		**124,115**	**108,523**
Employee benefits	*18*	13	204
Borrowings	*16*	-	6,949
Provisions	*22*	8,209	7,845
Total non-current liabilities		**8,222**	**14,998**
Total liabilities		**132,337**	**123,521**
Net assets		**162,466**	**232,125**
Equity			
Share capital	*21*	303,512	254,435
Reserves	*21*	(22,530)	(4,963)
Accumulated losses		(118,516)	(17,347)
Total equity		**162,466**	**232,125**

The notes are an integral part of these consolidated financial statements.

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BEADELL

FOR THE YEAR ENDED 31 DECEMBER 2017

	NOTE	DEC 2017 $'000	DEC 2016 $'000
Revenue		211,067	239,845
Cost of sales	6	(296,963)	(191,913)
Gross margin		**(85,896)**	**47,932**
Other income		502	118
Administrative expenses		(20,318)	(19,094)
Project exploration and evaluation expenses		(854)	(1,449)
Impairment losses		(2,881)	(2,239)
Other expenses		(821)	(986)
Results from operating activities		**(110,268)**	**24,282**
Finance income		315	10,644
Finance expense		(5,936)	(4,491)
Net finance (expense)/income	8	**(5,621)**	**6,153**
(Loss)/Profit for the period before income tax		**(115,889)**	**30,435**
Income tax benefit/(expense)	9	14,720	(8,081)
(Loss)/Profit for the period after income tax		**(101,169)**	**22,354**
Other comprehensive profit/(loss)			
Items that may be reclassified subsequently to profit or loss			
Foreign currency translation differences for foreign operations	8	(18,767)	37,310
Other comprehensive (loss)/profit for the period net of tax		**(18,767)**	**37,310**
Total comprehensive (loss)/profit for the year		**(119,936)**	**59,664**
Earning per share:			
Basic (loss)/earnings per share ($)	17	(0.08)	0.02
Diluted (loss)/earnings per share ($)	17	(0.08)	0.02

The notes are an integral part of these consolidated financial statements.

47

Beadell Resources Limited Annual Report 2017

48

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2017

	NOTE	SHARE CAPITAL $'000	TRANSLATION RESERVE $'000	SHARE BASED PAYMENTS RESERVE $'000	OPTION PREMIUM RESERVE $'000	TAX RESERVE $'000	ACCUMULATED LOSSES $'000	TOTAL EQUITY $'000
Balance at 1 January 2017		254,435	(36,136)	15,953	3	15,217	(17,347)	232,125
Total comprehensive income for the period								
Loss for the period		-	-	-	-	-	(101,169)	(101,169)
Other comprehensive income								
Foreign currency translation differences	8	-	(18,767)	-	-	-	-	(18,767)
Total other comprehensive income		**-**	**(18,767)**	**-**	**-**	**-**	**-**	**(18,767)**
Total comprehensive income for the period		**-**	**(18,767)**	**-**	**-**	**-**	**(101,169)**	**(119,936)**
Transactions with owners recorded directly in equity								
Contributions by and distributions to owners								
Issue of ordinary shares		50,903	-	-	-	-	-	50,903
Equity transaction costs		(1,826)	-	-	-	-	-	(1,826)
Share based payments	19	-	-	1,200	-	-	-	1,200
Total contributions by and distributions to owners		**49,077**	**-**	**1,200**	**-**	**-**	**-**	**50,277**
Balance as at 31 December 2017		**303,512**	**(54,903)**	**17,153**	**3**	**15,217**	**(118,516)**	**162,466**

The notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2016

	NOTE	SHARE CAPITAL $'000	TRANSLATION RESERVE $'000	SHARE BASED PAYMENTS RESERVE $'000	OPTION PREMIUM RESERVE $'000	TAX RESERVE $'000	ACCUMULATED PROFITS/(LOSSES) $'000	TOTAL EQUITY $'000
Balance at 1 January 2016		206,585	(73,446)	14,024	3	10,354	(34,838)	122,682
Total comprehensive income for the period								
Profit for the period		-	-	-	-	-	22,354	22,354
Other comprehensive income								
Foreign currency translation differences	*8*	-	37,310	-	-	-	-	37,310
Total other comprehensive income		**-**	**37,310**	**-**	**-**	**-**	**-**	**37,310**
Total comprehensive income for the period		**-**	**37,310**	**-**	**-**	**-**	**22,354**	**59,664**
Transactions with owners recorded directly in equity								
Contributions by and distributions to owners								
Issue of ordinary shares		50,500	-	-	-	-	-	50,500
Equity transaction costs		(2,650)	-	-	-	-	-	(2,650)
Share based payments	*19*	-	-	1,929	-	-	-	1,929
Transfer to tax reserve	*21*	-	-	-	-	4,863	(4,863)	-
Total contributions by and distributions to owners		**47,850**	**-**	**1,929**	**-**	**4,863**	**(4,863)**	**49,779**
Balance as at 31 December 2016		**254,435**	**(36,136)**	**15,953**	**3**	**15,217**	**(17,347)**	**232,125**

The notes are an integral part of these consolidated financial statements.

49

Beadell Resources Limited Annual Report 2017

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2017

	DEC 2017 $'000	DEC 2016 $'000
Cash flow from operating activities		
(Loss)/Profit for the year	(101,169)	22,354
Adjustments for:		
Depreciation	35,907	41,188
Net impairment losses	2,881	2,239
Net loss on sale of plant and equipment	421	669
Ore inventory NRV write-down	63,773	-
Net finance costs/(income)	5,621	(6,153)
Equity-settled share-based payment transactions	1,200	1,929
Income tax (benefit)/expense	(14,720)	8,081
	(6,086)	**70,307**
Changes in:		
Inventories	3,222	(50,980)
Gold bullion awaiting settlement	(4,136)	(302)
Trade and other receivables	(13,548)	(12,563)
Prepayments	(1,015)	(404)
Trade and other payables	14,440	6,042
Provisions and employee benefits	162	5,870
Net cash (used in)/from operating activities	**(6,961)**	**17,970**
Cash flow from investing activities		
Interest received	315	1,972
Payments for property, plant and equipment and mineral properties	(49,501)	(31,142)
Net cash used in investing activities	**(49,186)**	**(29,170)**
Cash flow from financing activities		
Transfers from restricted cash held for security	112	4,776
Proceeds from issue of share capital, net of transaction costs	48,739	47,350
Proceeds from exercise of options	338	500
Repayment of loans and borrowings	(36,029)	(23,182)
Proceeds from loans and borrowings	30,152	-
Interest paid on loans	(4,078)	(1,872)
Net cash from financing activities	**39,234**	**27,572**
Net (decrease)/increase in cash and cash equivalents	(16,913)	16,372
Cash and cash equivalents 1 January	28,298	9,721
Effect of exchange rate fluctuations on cash held	(1,249)	2,205
Cash and cash equivalents 31 December	**10,136**	**28,298**

The notes are an integral part of these consolidated financial statements.

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BEADELL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY

The consolidated financial statements of the Company as at and for the period from 1 January 2017 to 31 December 2017 comprise the Company and its subsidiaries (together referred to as "the group" and individually as "Group Entities").

The nature of the operations and principal activities of the Group are described in the Directors' Report.

2. BASIS OF PREPARATION

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASBs) (including Australian Interpretations) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and interpretations adopted by the International Accounting Standards Board (IASB).

The financial statements were approved by the Board of Directors on 28 February 2018.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

(c) Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Company's functional currency.

The Company is of a kind referred to in ASIC Instrument 2016/191 and in accordance with that Instrument, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(d) Use of estimates and judgements

Set out below is information about:

- critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements; and
- assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year.

Critical judgements

Going concern

The Group held cash on hand and on deposit as at 31 December 2017 of $10,136,000 and has a net working capital deficit, inclusive of provisions, of $47,344,000. For the period ended 31 December 2017 the Group incurred a loss after income tax of $101,169,000 including impairments of $2,881,000 and inventory net realisable value adjustments of $63,800,000. Cash outflows from operations and investment activities were $56,147,000.

As at 31 December 2017 the Group was in breach of a loan covenant on its Santander-Itaú facility. The Group has not obtained a waiver for this breach from Santander-Itaú and has not been notified of a default under the terms of the agreement at the date of this report.

Subsequent to year end, the Group has received investment committee approval from Sprott Private Resource Lending (Collector), L.P (Sprott) to be provided with a senior secured credit facility up to US$60 million (Credit Facility), to be drawn down in one advance of up to US$40 million (Tranche 1) and a second tranche of up to US$20 million (Tranche 2), to be used for operating and capital expenditures related to the Tucano Gold Mine, retirement of the existing secured loan facility, repayment of unsecured debts and payables, and for working capital purposes. The Credit Facility has a four year tenor and is subject to mutually satisfactory documentation and other conditions precedent. The expected completion date of Tranche 1 is 31 March 2018 or such other date as mutually agreed and such date as mutually agreed for Tranche 2.

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Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On the basis the Sprott Credit facility is completed as expected, the cash flow forecast also depends on the successful rolling of unsecured bank facilities of $23.0 million and continued support from our mining services contractor regarding repayment of the unsecured $9.7 million loan payable and some or all of aged past invoices of $28.2 million, to enable cash flow forecasts to be achieved. The unsecured bank facilities have a successful history of being rolled and the Directors expect this to continue. Should operations not successfully achieve operating and capital forecasts, including the continued support from the unsecured lenders and the mining contractor in respect of past invoices, the Group will require additional funding in the form of debt or equity or a combination of the two. Negotiation for additional equity and debt funding will be progressed as required and the Directors have a reasonable expectation that such additional funding can be secured.

Estimates and assumptions

Restoration obligations

Significant estimation is required in determining the provision for site restoration as there are many factors that may affect the timing and ultimate cost to rehabilitate sites where construction, mining and/or exploration activities have taken place. These factors include future development and exploration activities, changes in the cost of goods and services required for restoration activities and changes to the legal and regulatory framework governing restoration obligations. These factors may result in future actual expenditure differing from amounts currently provided.

Ore Reserves

Economically recoverable ore reserves represent the estimated quantity of product in an area of interest that can be expected to be profitably extracted, processed and sold under current and foreseeable economic conditions. The Group determines and reports ore reserves under the standards incorporated in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves' (JORC Code). The determination of ore reserves includes estimates and assumptions about a range of geological, technical and economic factors, including: quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices, and exchange rates. Changes in ore reserves impact the assessment of recoverability of exploration and evaluation assets, provisions for site restoration, the carrying amount of assets depreciated on units of production basis and the recognition of deferred taxes, including tax losses.

Recognition of tax losses

A deferred tax asset is recognised for unused tax losses only if it is probable that future taxable profits will be available to utilise those losses. Determination of future taxable profits requires estimates and assumptions as to future events and circumstances, in particular, whether successful development and commercial exploitation, or alternatively sale, of the respective area of interest will be achieved. This includes estimates and judgements about commodity prices, ore reserves, exchange rates, future capital requirements, future operational performance and the timing of estimated cash flows. Changes in these estimates and assumptions could impact on the amount and probability of estimated taxable profits and accordingly the recoverability of deferred tax assets.

Impairment of assets

The recoverable amount of each non-financial asset or cash generating unit (CGU) is determined as the higher of the value in use and fair value less costs to sell. Determination of the recoverable amount of an asset or CGU based on a discounted cash flow model requires the use of estimates and assumptions, including: the appropriate rate at which to discount cash flows, timing of cash flows, the expected life of the area of interest, commodity prices, exchange rates, ore reserves, future capital requirements and operational performance. Changes in these estimates and assumptions impact the recoverable amount of the asset or CGU and accordingly could result in an adjustment to the carrying amount of that asset or CGU.

Ore stockpiles

Net realisable value tests are performed at each reporting date and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete and bring the product to sale. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage. Stockpile tonnages are verified by periodic surveys.

52

BEADELL

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities. The Group has not elected to early adopt any accounting standards or amendments.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Transactions and balances eliminated on consolidation

Intra-group balances, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii) Business combinations

For every business combination, the Group identifies the acquirer, which is the combining entity that obtains control of the other combining entities or businesses. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another.

Measuring goodwill or discount in a business combination

The Group measures goodwill as the fair value of the consideration transferred including the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Where the net amount of identifiable assets exceeds fair value of consideration transferred, a discount on acquisition has arisen and the resultant gain is recognised in the Group's profit or loss. Provisional accounting for fair values is used where the Group has not completed final valuations. Where provisional accounting has been used, the Group completes final valuations within a year of acquisition.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and entity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

Contingent liabilities

A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Non-controlling interest

The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.

Transaction costs

Transaction costs that the Group incurs in connection with a business combination, such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed as incurred.

53

Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the operation at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at balance sheet date are translated to the presentation currency at the balance date at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for the effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are measured using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in profit or loss, except for qualifying cash flow hedges which are recognised in the other comprehensive income to the extent the hedge is effective.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Australian dollars at exchange rates at reporting date. The income and expenses of foreign operations are translated to Australian dollars at average exchange rates prevailing during the period. Foreign currency differences are recognised in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the income statement.

(c) Financial instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, restricted cash, borrowings and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured at amortised cost, less any impairment charges.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank, cash on hand and short term deposits at call. Short term deposits have original maturities of 3 months or less that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in fair value.

Restricted cash

Restricted cash comprises cash at bank and short term deposits that have been given as security in relation to the Group's borrowings. As the Group has given security over these balances they are not eligible for recognition as cash and cash equivalents.

Trade and other receivables

Receivables are initially recorded at fair value expected to be received when there has been a significant passing of significant risks and rewards of ownership. Collectability of debtors is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off and an allowance for doubtful debts is raised where objective evidence exists that the debt will not be collected.

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BEADELL

Bullion awaiting settlement

Bullion awaiting settlement comprises gold that has not been turned out by the Group's refiner prior to period end. Bullion awaiting settlement is initially recognised at fair value less costs to sell and represents revenue to the Group as it has met the criteria defined at note 3(d) below.

Trade and other payables

Trade and other payables are carried at amortised cost. The amounts are unsecured and typically settled in 30 to 60 days of recognition. Due to their short term nature, balances are generally not discounted.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Subsequent to initial measurement, borrowings are recorded at amortised cost using the effective interest rate method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual drawdown of the facility, are amortised on a straight line basis over the term of the facility.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(ii) Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividends are recognised as a liability in the period in which they are declared.

(d) Revenue

Revenue is recognised and measured at fair value of the consideration received or receivable to the extent that it is probable that the economic benefit will flow to the Group and the revenue can be measured reliably. The following specific criteria must also be met before revenue is recognised:

(i) Gold sales

Gold sales revenue is recognised when;

- there has been a transfer of risks and rewards from the Group to an external party,
- no further processing is required by the Group,
- the quality and quantity of the gold has been determined, and
- the sale is probable.

Each of the above criteria are satisfied at the point at which the Group's bullion transporter takes custody of gold bullion for delivery to the Group's external refiner.

(ii) Rental income

Rental income is recognised in profit or loss on a straight-line basis over the term of the lease.

(e) Royalties

Royalty obligations based on quantity produced or as a percentage of revenue that do not have the characteristics of income tax, are included in costs of sales.

55

Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(f) Exploration and evaluation expenditure

Exploration and evaluation costs, excluding acquisition costs, are expensed as incurred. Acquisition costs are accumulated in respect of each separate area of interest.

Exploration and evaluation assets are only recognised if the rights to the area are current and either:

(i) the acquisition costs are expected to be recouped through successful development and exploitation of the area of interest; or

(ii) activities in the area of interest have not at the reporting date, reached a state which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are assessed for impairment if:

(i) sufficient data exists to determine technical feasibility and commercial viability; and

(ii) facts and circumstances suggest the carrying amount exceeds the recoverable amount.

For the purposes of impairment testing, exploration and evaluation assets are allocated to CGU's to which the exploration activity relates. The CGU shall not be larger than the area of interest.

Once technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine property assets within property, plant and equipment.

In the event that an area of interest is abandoned or if the directors consider the exploration and evaluation assets attributable to the area of interest to be of reduced value, the exploration and evaluation assets are impaired in the period in which the assessment is made. Each area of interest is reviewed at each reporting period and accumulated costs are written off to the extent that they will not be recoverable in the future.

(g) Mineral properties

Mineral properties represents expenditure in respect of capitalised exploration, evaluation, feasibility and other capitalised expenditure previously accumulated and carried forward as mineral properties under development in relation to areas of interest in which gold production has now commenced. Mine properties are stated at cost, less accumulated amortisation and accumulated impairment losses.

Mine properties are amortised on a unit-of-production basis over the economically recoverable reserves of the mine concerned, resulting in an amortisation charge proportional to the depletion of the economically recoverable mineral resources. Amortisation begins at the commencement of commercial production.

(h) Deferred stripping

The Group defers stripping costs during the production phase of its surface mining operations. Stripping costs that generate a benefit of improved access to future components of an ore body and meet the definition of an asset are recognised as stripping activity assets. Stripping activity assets are depreciated on a units of production basis over the useful life of the identifiable component of the ore body that becomes more accessible as a result of the stripping activity. Stripping activity assets form part of property, plant and equipment.

(i) Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within other income or other expenses in profit or loss. When re-valued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

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BEADELL

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably.

The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation

Depreciation of mine specific plant and equipment and buildings and infrastructure is charged to the statement of profit and loss and other comprehensive income on a units of production basis over the economically recoverable reserves of the mine concerned, except in the case of assets whose useful life is shorter than the life of mine, in which case the straight line method is used. The unit of account is ore milled.

Depreciation of non-mine specific plant and equipment is charged to the statement of profit and loss and other comprehensive income on a straight line basis over the estimated useful lives of each asset.

In the current and comparative periods useful lives are as follows:

- plant and equipment 2 - 20 years
- fixtures and fittings 5 - 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

(j) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognised on the Group's statement of financial position.

(k) Leases

Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. This will be the case if the following criteria are met:

- the fulfilment of the arrangement is dependent on the use of a specific asset(s); and
- the arrangement contains the right to use the asset(s).

At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, an asset and a liability are recognised at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance charge on the liability is recognised using the Group's incremental borrowing rate.

57

Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(l) Impairment

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognised in profit or loss and any subsequent reversals of impairment losses are also recognised in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Non-financial assets

The carrying amounts of the Group's non-financial assets (excluding deferred tax assets and inventories) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, known as CGU's.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGU's are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m) Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as a personnel expense in profit or loss when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

Short-term benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Long-term benefits

The Group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and, where applicable, prior periods plus related on costs; that benefit is discounted to determine its present value and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group's obligations.

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Share-based payment transactions

The Group operates equity-settled share-based payment employee share and option schemes. The fair value of the equity to which employees become entitled is measured at grant date and recognised as an expense over the vesting period, with a corresponding increase to share based payments reserve. The fair value of options and performance rights is ascertained using a recognised pricing model which incorporates all market vesting conditions.

The fair value of options is measured using the Black-Scholes formula and the fair value of the Performance Rights is measured using a combination of the Monte Carlo and/or Trinomial Lattice pricing models.

Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The cost of share based payment transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognised for share based payment transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Company, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award.

(n) Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o) Finance income and expense

Finance income comprises interest income, ineffective portion of changes in fair value of cash flow hedges and changes in fair value of derivatives not designated as cash flow hedges.

Finance expense comprises impairment losses recognised on financial assets and borrowing costs recognised using the effective interest method that are not directly attributable to the acquisition, construction or production of a qualifying asset and transaction costs not eligible for capitalisation.

Foreign currency gains and losses are reported on a net basis.

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Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of the asset, all other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

(p) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Site restoration

Mine closure and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas specific to the site. Provisions are recognised at the time that the environmental disturbance occurs.

The provision is the best estimate of the present value of the future cash flows required to settle the restoration obligation at the reporting date, based on current legal requirements and technology. Future restoration costs are reviewed annually and any changes are reflected in the present value of the restoration provision at the end of the financial year.

The amount of the provision for future restoration costs is capitalised as an asset and recognised in Mineral Properties and is depreciated over the useful life of the mineral resource. The unwinding of the effect of discounting on the provision is recognised as a finance cost. Restoration expenditure is capitalised to the extent that it is probable that the future economic benefits associated with restoration expenditure will flow to the Group.

(q) Value Added Taxes (VAT)

Revenue, expenses and assets are recognised net of the amount of goods and services tax and equivalent indirect taxes, except where the amount of tax incurred is not recoverable from the taxation authority. In these circumstances, the tax is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated with the amount of tax included. The net amount of tax recoverable from, or payable to, the taxation authority is included as a current asset or liability in the balance sheet. Cash flows are included in the statement of cash flows on a gross basis. The tax components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(r) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

(s) Operating segments

The Group determines and presents operating segments based on the information that is provided to the Managing Director, who is the Group's chief operating decision maker.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the Board to make decisions about the allocation of resources to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise predominantly of administrative expenses. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

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(t) Inventories

Gold bullion that has not been dispatched to the Group's refiner, gold in circuit and ore stockpiles are physically measured or estimated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less estimated costs of completion and costs of selling the final product.

Cost is determined by the weighted average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including depreciation and amortisation incurred in converting gold ore to bullion.

Consumable stores are valued at the lower of cost and net realisable value.

(u) New accounting standards

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2018, and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out below. The Group does not plan to adopt these standards earlier.

AASB 9 Financial Instruments includes revised guidance on the classification and measurement of financial instruments, including a new credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and de-recognition of financial instruments from AASB 139. AASB 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group does not expect the implementation of this standard to have a material impact on the financial statements.

AASB 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including *AASB 118 Revenue* and *AASB 111 Construction Contracts*. AASB 15 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The Group is assessing the impact of the new rules on the timing of revenue recognition where recognition of gold sales revenue will depend on the passing of control rather than the passing of risk and rewards. The Group is still assessing the impact of this standard, but it is likely that gold bullion awaiting settlement will no longer be recognised. Revenue will be recognised when settlement occurs.

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Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. FINANCIAL RISK MANAGEMENT

Overview

This note presents information about the Group's exposure to credit, liquidity and market risks, objectives, policies and processes for measuring and managing risk and the management of capital.

The Group has established a Risk Management Policy and Risk Management Strategy. The Group's Risk Management Policy and Strategy address the Group's exposure to and management of credit, market and liquidity risks.

Credit risk

Cash, cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits. The Group limits its credit risk by holding cash balances and demand deposits with reputable counterparties with acceptable credit ratings.

Restricted cash

Restricted cash comprises cash balances used as security for operating leases. Cash balances used as security are held with reputable counterparties with acceptable credit ratings.

Bullion awaiting settlement

The Group's gold bullion awaiting settlement comprises gold bullion on hand at, or in transit to, the Group's refiner. Gold bullion awaiting settlement is generally settled within 2 days of delivery into a sales contract.

Trade and other receivables

The Group's trade and other receivables at balance date principally comprise VAT receivables. At 31 December 2017, the ageing of trade and other receivables that were not impaired was as follows:

	DEC 2017 $'000	DEC 2016 $'000
Neither past due nor impaired	6,971	2,173
Total	**6,971**	**2,173**

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Exposure to credit risk

The carrying amounts of the Group's financial assets represent maximum exposure to credit risk, by region and in total as set out below;

	NOTE	DEC 2017 $'000	DEC 2016 $'000
Australia			
Cash and cash equivalents		4,846	14,857
Restricted cash		44	44
Trade and other receivables		45	34
		4,935	14,935
Brazil			
Cash and cash equivalents		5,290	13,441
Restricted cash		127	239
Gold bullion awaiting settlement		9,496	5,360
Trade and other receivables		6,926	2,139
		21,839	21,179
Total			
Cash and cash equivalents	*15*	10,136	28,298
Restricted cash		171	283
Gold bullion awaiting settlement	*14*	9,496	5,360
Trade and other receivables	*13*	6,971	2,173
Exposure to credit risk		**26,774**	**36,114**

Liquidity risk

As at balance date, the following are the contractual maturities of financial liabilities, including estimated interest payments:

	CARRYING AMOUNT $'000	CONTRACTUAL CASH FLOWS $'000	6 MONTHS OR LESS $'000	6 - 12 MONTHS $'000	1 - 2 YEARS $'000	2 - 5 YEARS $'000
31 December 2017						
Trade and other payables	(58,670)	(58,670)	(58,670)	-	-	-
Borrowings	(55,801)	(55,801)	(55,801)	-	-	-
Balance as at 31 December	**(114,471)**	**(114,470)**	**(114,470)**	**-**	**-**	**-**
31 December 2016						
Trade and other payables	(44,230)	(44,230)	(44,230)	-	-	-
Borrowings	(61,586)	(61,544)	(41,046)	(13,732)	(6,766)	-
Balance as at 31 December	**(105,816)**	**(105,774)**	**(85,276)**	**(13,732)**	**(6,766)**	**-**

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Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at 31 December 2017, the Group was in breach of a Santander – Itaú Facility financial covenant. As a result of the breach, contractual cash flows in relation to that Facility have been presented above as payable in 6 months or less as required by accounting standards. The Company continues to adhere to the Facility's repayment schedule as agreed. Accordingly, the January 2018 US$2.5 million dollar repayment has been made as scheduled. Please refer to going concern in note 2(d) for further information.

Market risk

The Group is exposed to fluctuations in foreign currency rates, interest rates and metals prices. In each case, future operational cash flows and ability to service current and future borrowings are affected by these fluctuations. At 31 December 2017, the Group has no hedging instruments with respect to gold prices, interest rates or foreign currency.

Currency risk

Currency risk arises from investments and borrowings that are denominated in a currency other than the respective functional currencies of Group entities.

Exposure

The Group is exposed to foreign currency risk in the form of financial instruments denominated in currencies other than the respective functional currencies of the Group. The Group's functional currencies are the Brazilian Real and the Australian Dollar.

The following table demonstrates the Group's exposure to foreign currency risk at the end of the year;

	DEC 2017 US$'000	DEC 2016 US$'000
Cash and cash equivalents	1,845	7,470
Gold bullion awaiting settlement	7,557	3,913
Trade and other payables	(86)	(888)
Borrowings	(36,044)	(37,350)
Statement of financial position exposure	**(26,728)**	**(26,855)**

Sensitivity analysis

Assuming all other variables remain constant, a 10% strengthening of the Brazilian Real at 31 December 2017 against the United States Dollar would have resulted in an reduced loss of $3,616,000 (2016: $4,101,000 increased profit). A 10% weakening of the Brazilian Real would have had the equal but opposite effect, assuming all other variables remain constant. This analysis is based on exchange rate variances the Group considered to be reasonably possible at the end of the period.

The following significant exchange rates applied to the Group's financial instruments during the year:

	AVERAGE RATE		REPORTING DATE SPOT RATE	
	2017	2016	2017	2016
BRL 1 : USD	0.3133	0.2855	0.3019	0.3073

Interest rate risk

Interest rate risk is the risk that a financial instrument's value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments. The Group is exposed to interest rate risk on cash and cash equivalents, restricted cash and its borrowings. The Group does not use derivatives to mitigate these exposures.

Cash and cash equivalents and restricted cash are held at variable and fixed interest rates. Cash in term deposits are held for fixed terms at fixed interest rates maturing in periods less than twelve months. The Group's other cash balances are held in deposit accounts at variable rates with no fixed term.

Interest rates on the Group's borrowings are fixed for terms of 3 to 12 months.

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Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

	DEC 2017 $'000	DEC 2016 $'000
Fixed rate instruments		
Financial assets	3,044	7,283
Financial liabilities	(46,126)	(51,912)
Net fixed rate instruments	**(43,082)**	**(44,629)**
Variable rate instruments		
Financial assets	7,263	21,298
Financial liabilities	-	-
Net variable rate instruments	**7,263**	**21,298**

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis – interest rates

A change in interest rates of 100 basis points at the reporting date would have increased/(decreased) the Group's profit before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

SENSITIVITY	100BP INCREASE DEC 2017 $'000	100BP DECREASE DEC 2017 $'000	100BP INCREASE DEC 2016 $'000	100BP DECREASE DEC 2016 $'000
Interest bearing instruments	(270)	270	(394)	394
Cash flow sensitivity (net)	(270)	270	(394)	394

Fair values versus carrying amounts

Carrying amounts of financial assets and liabilities equate to their corresponding fair values.

Other market price risk

The Group's financial assets and liabilities are not exposed to any other market price risk.

Commodity price risk

The Group is exposed to fluctuations in the gold price as a result of its holdings of gold bullion awaiting settlement.

Capital management

Please refer to going concern in note 2(d) for further information.

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Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. OPERATING SEGMENTS

INFORMATION ABOUT REPORTABLE SEGMENT PROFIT/(LOSS)	BRAZIL $'000
12 months ended 31 December 2017	
External revenues	211,067
Project finance interest expenses	(4,078)
Unrealised foreign exchange loss	(1,035)
(Impairment of) segment assets	(2,881)
Depreciation and amortisation	(35,907)
Reportable segment (loss)/profit before income tax	**(95,163)**
12 months ended 31 December 2016	
External revenues	239,845
Project finance interest expenses	(3,965)
Unrealised foreign exhange gain	10,301
(Impairment of) segment assets	(1,971)
Depreciation and amortisation	(41,188)
Reportable segment profit/(loss) before income tax	**50,451**

Revenue from one major customer of the Group was approximately $211 million during the year ended 31 December 2017 (2016: $239 million).

RECONCILIATION OF REPORTABLE SEGMENT PROFIT/(LOSS)	DEC 2017 $'000	DEC 2016 $'000
Total (loss)/profit for reportable segments	(95,163)	50,451
Unallocated amounts		
- Corporate income	146	33
- Corporate expenses	(20,872)	(20,049)
Consolidated (loss)/profit before tax	**(115,889)**	**30,435**

INFORMATION ABOUT REPORTABLE SEGMENT ASSETS, LIABILITIES AND CAPITAL EXPENDITURE	BRAZIL $'000
2017	
Reportable segment assets	284,358
Reportable segment liabilities	121,141
Reportable segment capital expenditure	42,952
2016	
Reportable segment assets	327,096
Reportable segment liabilities	112,797
Reportable segment capital expenditure	34,185

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RECONCILIATION OF REPORTABLE SEGMENT ASSETS AND LIABILITIES	DEC 2017 $'000	DEC 2016 $'000
Total assets for reportable segments	284,358	327,096
Unallocated amounts		
- Corporate assets	10,445	28,550
Consolidated assets	**294,803**	**355,646**
Total liabilities for reportable segments	121,141	112,797
Unallocated amounts		
- Corporate liabilities	11,196	10,724
Consolidated liabilities	**132,337**	**123,521**

Geographical segments

	REVENUES DEC 2017 $'000	NON-CURRENT ASSETS DEC 2017 $'000	REVENUES DEC 2016 $'000	NON-CURRENT ASSETS DEC 2016 $'000
Australia	-	48	-	94
Brazil	211,067	187,159	239,845	216,972
Unallocated amounts	-	30,825	-	18,557
Balance at the end of the period	**211,067**	**218,032**	**239,845**	**235,623**

6. COST OF SALES

	DEC 2017 $'000	DEC 2016 $'000
Costs of production	256,423	146,043
Royalties	4,633	4,682
Depreciation, amortisation and depletion	35,907	41,188
Cost of Sales	**296,963**	**191,913**

Costs of production include a $63.8 million net realisable value adjustment in respect of low grade ore stockpiles (2016: nil). Refer to note 10 for further information.

7. PERSONNEL EXPENSES

	NOTE	DEC 2017 $'000	DEC 2016 $'000
Wages, salaries and benefits		30,020	27,618
Contributions to defined contribution plans		6,245	6,549
Increase in liability for annual leave		1,843	2,165
Other personnel expenses		3,897	2,810
Share-based payment transactions	*19*	1,200	1,929
Personnel expenses		**43,205**	**41,071**

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Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. FINANCE INCOME AND EXPENSE

	DEC 2017 $'000	DEC 2016 $'000
Recognised in profit and loss		
Interest income	315	343
Interest expense	(4,078)	(3,965)
Net foreign exchange (loss)/gain	(1,035)	10,301
Unwind of discount of site restoration provision	(314)	(264)
Transaction costs	(509)	(262)
Net finance(expense)/income	**(5,621)**	**6,153**
Recognised directly in equity		
Foreign currency translation differences for foreign operations	(18,767)	37,310
Finance (loss)/income recognised directly in equity, net of tax	**(18,767)**	**37,310**

9. INCOME TAX

Current income tax

	DEC 2017 $'000	DEC 2016 $'000
Income tax benefit/(expense)		
Current tax expense	-	(1,797)
Adjustment for prior period	-	(702)
Deferred tax benefit/(expense)	14,720	(5,582)
Income tax benefit/(expense)	**14,720**	**(8,081)**
Numerical reconciliation between tax benefit/(expense) and pre-tax accounting (loss)/profit		
Pre-tax accounting profit for the period	(115,889)	30,435
Income tax expense at the Group's tax rates (Australia: 30%, Brazil: 34%)	38,933	(10,878)
Expenditure not allowable for tax purposes	(2,418)	(1,816)
Temporary differences not recognised	(751)	(210)
Current year losses for which no deferred tax asset was recognised	(1,514)	(2,366)
Utilisation of carry forward losses	-	2,909
Application of tax incentives	(19,530)	4,982
Adjustment for prior period	-	(702)
Income tax benefit/(expense)	**14,720**	**(8,081)**

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SUDAM

While current tax expense is calculated at the Brazilian corporate tax rate of 34%, any tax liabilities are determined after the application of the Group's tax incentive program (SUDAM), which reduces the Group's effective tax rate to 15.25%.

Deferred income tax

Recognised deferred tax balances

	DEC 2017 $'000	DEC 2016 $'000
Recognised tax assets/(liabilities)		
Property, plant and equipment	(5,188)	(3,602)
Mineral properties	(758)	(769)
Trade and other receivables	3,359	3,718
Trade, other payables and employee benefits	2,529	2,705
Inventories	9,828	166
Borrowings	(812)	(2,213)
Provisions	1,486	1,887
Tax effect losses	20,376	16,661
Net deferred tax assets	**30,820**	**18,553**

	DEC 2017 $'000	DEC 2016 $'000
Recognised deferred tax assets		
Opening balance	18,553	20,108
Recognised in profit or loss	14,720	(5,582)
Effect of movement in exchange rates	(2,453)	4,027
Balance at the end of the period	**30,820**	**18,553**

Unrecognised deferred tax balances

	DEC 2017 $'000	DEC 2016 $'000
Unrecognised deferred tax assets		
Deductible/(assessable) temporary differences	1,465	1,402
Tax effect carry forward losses (Australia)	22,483	20,230
Tax effect carry forward losses (Brazil)	1,101	1,052
Balance at the end of the period	**25,049**	**22,684**

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Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. INVENTORIES

	DEC 2017 $'000	DEC 2016 $'000
Spare parts, raw materials and consumables - at cost	13,122	22,278
Ore stockpiles - at cost	9,451	80,087
Gold in circuit - at cost	3,971	4,607
Gold bullion - at cost	3,152	1,541
Balance at the end of the period	**29,696**	**108,513**
Current	29,696	55,464
Non current	-	53,049
Balance at the end of the period	**29,696**	**108,513**

Net realisable value

Ore stockpiles are valued at the lower of cost and net realisable value (NRV). The Group has recognised a write down to NRV of $6.9 million in June 2017 and a further $56.9 million in December 2017 (total of $63.8 million) in cost of goods sold in respect of its low grade ore stockpiles.

The carrying value of low grade stockpiles is modelled using assumptions with respect to planned usage, future processing costs and forecast market prices. In anticipation of the completion of the Tucano plant upgrade, the Group has amended its life of mine processing plan deferring the timing of expected processing of low grade stockpiles.

Considering the amended processing plan, together with revised assumptions regarding future processing costs and forecast gold prices, the Group determined an adjustment in respect of the carrying value of its low grade stockpiles was necessary. While an adjustment has been recognised in respect of the low grade stockpiles, they continue to form part of the life of mine processing plan at Tucano.

11. PROPERTY, PLANT AND EQUIPMENT

31 DECEMBER 2017	BUILDINGS & INFRASTRUCTURE $'000	PLANT & EQUIPMENT $'000	FIXTURES & FITTINGS $'000	TOTAL $'000
Cost				
Opening balance	36,267	192,118	1,574	229,959
Additions	13,889	18,588	147	32,624
Transfers from ore stockpiles	11,822	-	-	11,822
Disposals	(1,674)	(804)	(641)	(3,119)
Effect of movements in exchange rates	(5,324)	(18,533)	(96)	(23,953)
Balance at 31 December 2017	**54,980**	**191,369**	**984**	**247,333**
Depreciation and impairment				
Opening balance	(5,572)	(89,055)	(390)	(95,017)
Depreciation	(5,174)	(24,484)	(513)	(30,171)
Disposals	1,674	398	722	2,794
Effect of movements in exchange rates	914	11,399	18	12,331
Balance at 31 December 2017	**(8,158)**	**(101,742)**	**(163)**	**(110,063)**
Carrying amount				
Opening balance	30,695	103,063	1,184	134,942
Balance at 31 December 2017	**46,822**	**89,627**	**821**	**137,270**

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During the year a portion of ore stockpiles used in the construction of the ROM pad were transferred from inventory to property, plant and equipment, for an amount of $11.8 million. These stockpiles have been included in additions and will be amortised over the life of mine.

31 DECEMBER 2016	BUILDINGS & INFRASTRUCTURE $'000	PLANT & EQUIPMENT $'000	FIXTURES & FITTINGS $'000	TOTAL $'000
Cost				
Opening balance	15,460	148,919	718	165,097
Additions	13,821	10,137	556	24,514
Disposals	-	(3,948)	(3)	(3,951)
Effect of movements in exchange rates	6,986	37,010	303	44,299
Balance at 31 December 2016	**36,267**	**192,118**	**1,574**	**229,959**
Depreciation and impairment				
Opening balance	(1,264)	(41,123)	(137)	(42,524)
Depreciation	(3,206)	(33,745)	(179)	(37,130)
Disposals	-	3,432	3	3,435
Effect of movements in exchange rates	(1,102)	(17,619)	(77)	(18,798)
Balance at 31 December 2016	**(5,572)**	**(89,055)**	**(390)**	**(95,017)**
Carrying amount				
Opening balance	14,196	107,796	581	122,573
Balance at 31 December 2016	**30,695**	**103,063**	**1,184**	**134,942**

12. MINERAL PROPERTIES

	DEC 2017 $'000	DEC 2016 $'000
Cost		
Opening balance	28,428	17,734
Additions	10,328	9,676
Amortisation of mineral properties	(4,593)	(3,315)
Effect of movements in exchange rates	(2,734)	4,333
Balance at the end of the period	**31,429**	**28,428**

71

Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. TRADE AND OTHER RECEIVABLES

	DEC 2017 $'000	DEC 2016 $'000
Other receivables	6,971	2,173
VAT taxes	35,998	27,247
Balance at the end of the period	**42,969**	**29,420**
Current	24,907	29,267
Non current	18,062	153
Balance at the end of the period	**42,969**	**29,420**

Other receivables

The Company is disputing a change by the State of Amapá to the calculation of a gold royalty and has made an application to the Federal Supreme Court of Brazil for the matter to be heard.

In connection with the application, the Company has made a Judicial Deposit with the State Supreme Court, for an amount of $4.7 million to prevent the addition of any fines or penalties, pending the outcome of a Federal Supreme Court decision.

The Company and its Brazilian counsel are confident of a ruling in the Company's favour and expect that the Judicial Deposit will be returned in full at the conclusion of the case.

VAT taxes

The Group's recoverable VAT taxes are represented by Pis-Cofins, which are a Brazilian federal VAT levied on some of the Groups purchases. The Group expects that Pis-Cofins assets will be recovered through the Group generating future federal company tax liabilities, which can be offset against the Group's Pis-Cofins assets if the Group elects to do so.

Impairment losses

The Group incurred impairment losses during the period of $2,867,000 (2016: $1,719,000) in respect of Brazilian state VAT (ICMS) levied on the Group's purchases that, at balance date, are not considered recoverable.

Recoverability of ICMS is dependent on the Group generating domestic Brazilian sales which would accrue an ICMS liability which the Group can offset against ICMS assets. At balance date, significant Brazilian domestic sales are not considered probable.

14. GOLD BULLION AWAITING SETTLEMENT

At balance date, gold bullion awaiting settlement was $9,496,000 (2016: $5,360,000) and comprised 5,746 ounces (2016: 3,328 ounces) at a weighted average realisable value of $1,653 per ounce (2016: $1,610 per ounce).

15. CASH AND CASH EQUIVALENTS

	DEC 2017 $'000	DEC 2016 $'000
Bank balances	10,136	28,298
Cash and cash equivalents in the statement of cash flows	10,136	28,298

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BEADELL

16. BORROWINGS

	DEC 2017 $'000	DEC 2016 $'000
Unsecured loans	33,124	26,553
Secured loans	22,677	35,033
Balance at the end of the period	**55,801**	**61,586**
Current	55,801	54,637
Non current	-	6,949
Balance at the end of the period	**55,801**	**61,586**

Santander – Itaú Facility

In June 2017, the Company amended its Santander – Itaú Facility repayment schedule, reducing its debt repayment obligations.

Prior to the amendment the Company had four scheduled quarterly repayments of US$5 million remaining, ending in January 2018. The repayment schedule was amended as follows:

- US$2.5 million repayments due in July 2017, January 2018, July 2018 and October 2018; and
- US$5 million repayments due in January 2019 and April 2019.

The balance of the Santander – Itaú Facility as at 31 December 2017 is $22 million (US$17.5 million).

Interest payments are also payable quarterly and are calculated by applying 5.9% per annum to the outstanding balance.

The facility is secured by a charge over the Tucano mining concession.

As at 31 December 2017, the Group was in breach of a Santander – Itaú Facility financial covenant. As a result of the breach, $12.8 million (US$10 million) of the liability was reclassified from non current to current liabilities at 31 December 2017 as required by accounting standards. The Company continues to adhere to the Facility's repayment schedule as agreed. Accordingly, the January 2018 US$2.5 million dollar repayment has been made as scheduled and a further US$5 million is scheduled for payment in 2018. Refer to going concern in note 2(d) for further information.

Unsecured facilities

The Group's unsecured facilities comprise a non-interest bearing $9.7 million loan payable to MACA Limited and $23 million (US$18 million) in unsecured bank facilities. The Group's $23 million unsecured bank facilities are interest bearing at a weighted average rate of 4.31% per annum and are repayable by November 2018. These loans have a history of being rolled and it is the expectation of the Company that this continues.

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Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. LOSS PER SHARE

Basic loss per share

The basic loss per share for the period is $0.08 (2016 earnings per share: $0.02). The calculation of loss per share at 31 December 2017 was based on the consolidated loss attributable to ordinary shareholders of $101,169,000 (2016 profit: $22,354,000) and a weighted average number of ordinary shares outstanding of 1,203,621,922 (2016: 1,002,157,739) calculated as follows:

Loss attributable to ordinary shareholders (basic)

	DEC 2017 $'000	DEC 2016 $'000
(Loss)/Profit for the period	(101,169)	22,354
(Loss)/Profit attributable to ordinary shareholders	(101,169)	22,354

Weighted average number of ordinary shares (basic)

WEIGHTED AVERAGE EFFECTS	DEC 2017 SHARES	DEC 2016 SHARES
Opening balance	1,057,567,540	798,657,280
Effect of shares issued	146,054,382	203,500,459
Weighted average number of ordinary shares at the end of the period	1,203,621,922	1,002,157,739

Diluted loss per share

The Company does not have any potential ordinary shares whose conversion to ordinary shares would have a dilutive effect on basic loss per share and as such diluted loss per share is equal to basic loss per share. Potential ordinary shares of the Company consist of 41,050,000 share options and performance rights of 11,046,999 issued as share based payments (refer to note 21).

In accordance with AASB 133 'Earnings per Share' these options and performance rights have been excluded from the calculation of diluted loss per share due to the antidilutive effect.

18. EMPLOYEE BENEFITS

	DEC 2017 $'000	DEC 2016 $'000
Salaries, wages and benefits accrued	1,978	3,007
Leave liabilities	2,346	2,326
Total employee benefits	**4,324**	**5,333**
Current	4,311	5,129
Non current	13	204
Total employee benefits	**4,324**	**5,333**

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BEADELL

19. SHARE-BASED PAYMENTS

Employee Share Option Plan

In 2007, the Group established a share option plan that entitles employees to purchase shares in the Company. The objective of the plan is to assist in the recruitment, reward, retention and motivation of eligible persons in the Group. Under the plan, the Board and Remuneration, Nomination and Diversity Committee may issue eligible employees with options to acquire shares in the future at an exercise price fixed by the Board or Remuneration, Nomination and Diversity Committee on grant of options. In 2016 the shareholders of the Company approved a new share option plan (2015 EOS). The key changes adopted in the 2015 EOS are provided in the Remuneration Report section of the Directors' Report in section 16.

The vesting of all options is subject to service conditions being met whereby the recipient must meet the eligible employee criteria as defined in the plan.

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share based payment options during the period:

	DEC 2017		DEC 2016	
	OPTIONS	WAEP	OPTIONS	WAEP
Opening balance	45,725,000	$0.28	22,050,000	$0.26
Options granted during the period	-	$0.00	28,000,000	$0.29
Options exercised during the period	(1,500,000)	$0.23	(2,500,000)	$0.20
Options forfeited during the period	(3,425,000)	$0.49	(1,825,000)	$0.25
Options outstanding at the end of the period	**40,800,000**	**$0.27**	**45,725,000**	**$0.28**
Options exercisable at the end of the period	**38,300,000**	**$0.25**	**32,600,000**	**$0.25**

The following table illustrates the exercise of Employee Share Option Plan options during the period:

NUMBER OF OPTIONS EXERCISED	DATE EXERCISED	EXERCISE PRICE PER OPTION	CLOSING SHARE PRICE ON DATE OF EXERCISE
Period ending 31 December 2017			
750,000	17-Jan-17	0.20	0.31
750,000	17-Jan-17	0.25	0.31
Period ending 31 December 2016			
2,500,000	30-Aug-16	0.20	0.39

75

Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The outstanding balance of Employee Share Option Plan options as at 31 December 2017 is represented by:

NUMBER OF OPTIONS	GRANT DATE	VESTING	EXPIRING	STRIKE PRICE PER OPTION	CONTRACTUAL LIFE (YEARS)	FAIR VALUE PER OPTION
Key management personnel						
5,000,000	18-Nov-15	Vested	31-Dec-18	$0.20	3.12	$0.06
5,000,000	18-Nov-15	Vested	31-Dec-19	$0.25	4.12	$0.06
5,625,000	21-Jan-16	Vested	31-Dec-18	$0.20	2.95	$0.06
5,625,000	21-Jan-16	Vested	31-Dec-19	$0.25	3.95	$0.06
Other employees						
4,275,000	18-Nov-15	Vested	31-Dec-18	$0.20	3.12	$0.06
4,275,000	18-Nov-15	Vested	31-Dec-19	$0.25	4.12	$0.06
375,000	3-Dec-15	Vested	31-Dec-18	$0.20	3.08	$0.05
375,000	3-Dec-15	Vested	31-Dec-19	$0.25	4.08	$0.05
1,000,000	18-Jan-16	Vested	31-Dec-18	$0.20	2.95	$0.07
1,000,000	18-Jan-16	Vested	31-Dec-19	$0.25	3.95	$0.07
1,625,000	22-Feb-16	Vested	31-Dec-18	$0.20	2.86	$0.11
1,625,000	22-Feb-16	Vested	31-Dec-19	$0.25	3.86	$0.11
2,500,000	27-Sep-16	Vested	30-Sep-19	$0.54	3.01	$0.20
2,500,000	27-Sep-16	Vesting 30-Sep-18	30-Sep-20	$0.63	4.01	$0.21

Vesting conditions for unvested Employee Share Option Plan options as at 31 December 2017 is represented below:

NUMBER OF OPTIONS	GRANT DATE	VESTING CONDITIONS OF UNVESTED OPTIONS
2,500,000	27-Sep-16	Employees must be in the Group's employment as at 30 September 2018

Employee share options forfeited during the period ended 31 December 2017

875,000 options exercisable at $0.25; 375,000 options exercisable at $0.37 and 375,000 options exercisable at $0.43 were forfeited as a result of failure to meet vesting conditions.

1,800,000 options exercisable at $0.65, expiring 30 June 2017 were not exercised and expired in accordance with their terms.

Recognised as employee costs – Employee Share Option Plan

	DEC 2017 $'000	DEC 2016 $'000
Opening balance	13,881	12,133
Share options granted - equity settled	718	1,822
Share options forfeited - equity settled	(254)	(74)
Share based payments reserve	**14,345**	**13,881**

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BEADELL

Performance Rights Plan

The Group has an established Performance Rights Plan (PRP) under which Performance Rights may be offered to KMP and employees. Under the PRP, the Board may grant eligible employees with Performance Rights to acquire shares for nil consideration, subject to meeting performance hurdles specified by the Board.

Upon vesting conditions being met, the Performance Rights converted to shares issued under the PRP will rank equally with all other issued shares.

The following table illustrates the number and movements in Performance Rights during the period:

	DEC 2017 RIGHTS	DEC 2016 RIGHTS
Opening balance	1,598,444	2,200,228
Performance Rights granted during the period	9,448,555	-
Performance Rights lapsed during the period	(1,598,444)	(601,784)
Performance Rights outstanding at the end of the period	**9,448,555**	**1,598,444**

Performance Rights granted during the period

9,448,555 Performance Rights were granted to Key Management Personnel and employees on 18 May 2017. The plan allows each Performance Right vesting to be converted to one fully paid ordinary share in the Company for nil cash consideration. In order for any Performance Rights to vest, the Group's Total Shareholder Return (TSR) must be positive and at or above the 50th percentile of a comparator group of companies TSR's over a performance period from 1 January 2017 to 31 December 2018. Following assessment of the Group's TSR against the comparator group on 31 December 2018 (Test Date), the awarded Performance Rights, if any, will vest on the Test Date. TSR measures the growth for the financial year in the price of shares plus cash distributions notionally reinvested in shares.

The grant of Performance Rights during the period was measured using the Monte Carlo pricing model. The following table lists the weighted average inputs to the model used to determine the fair value for rights granted for the year ended 31 December 2017.

	2017 PERFORMANCE RIGHTS PLAN
Contractual life (years)	1.62
Market value of underlying shares on date of issue	$0.24
Performance period (years)	2.00
Expected volatility of the underlying shares	80.74%
Risk free rate applied	1.58%
Fair value per right at grant date	$0.14

Performance Rights lapsed during the period ended 31 December 2017

1,598,444 Performance Rights, vesting 31 December 2017 lapsed as performance measures have not been achieved.

Recognised as employee costs – Performance Rights Plan

	DEC 2017 $'000	DEC 2016 $'000
Opening balance	950	771
Performance rights granted	736	179
Performance rights reserve	1,686	950

77

Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other share based payments

The Company may issue options to other parties that are not employees of the Group. These options are not issued under the Employee Share Option Plan and are either approved for issue by shareholders or issued without shareholder approval under ASX listing rule 7.1.

On 20 September 2013, 250,000 Incentive Options were granted to a key contractor under ASX listing rule 7.1. The options vest on 20 September 2014 and expire 20 September 2018. The grant date fair value of the Incentive Options was measured using the Black-Scholes option pricing model. The inputs to the model used to determine the fair value of options granted were:

Fair value at grant date	$0.19
Expected dividends	0%
Contractual life (years)	5.00
Market value of underlying shares	$0.85
Option exercise price	$0.93
Expected volatility of the underlying shares	62.29%
Risk free rate applied	2.47%

No other features of options granted were incorporated into the measurement of fair value.

The following table illustrates the number and movements in other share based payment options during the period:

	DEC 2017 OPTIONS	DEC 2016 OPTIONS
Opening balance	250,000	250,000
Options granted during the period	-	-
Options exercised during the period	-	-
Share based payments recognised	**250,000**	**250,000**

The following table illustrates the value of other share based payments recognised:

	DEC 2017 $'000	DEC 2016 $'000
Opening balance	1,123	1,123
Share options granted - equity settled	-	-
Share based payments recognised	**1,123**	**1,123**

20. TRADE AND OTHER PAYABLES

	DEC 2017 $'000	DEC 2016 $'000
Trade payables	39,362	24,744
Accruals	16,972	17,904
Other payables	2,336	1,582
Balance at the end of the period	**58,670**	**44,230**
Current	58,670	44,230
Non current	-	-
Balance at the end of the period	**58,670**	**44,230**

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BEADELL

21. CAPITAL AND RESERVES

ORDINARY SHARE CAPITAL	DEC 2017 '000 SHARES	DEC 2016 '000 SHARES	DEC 2017 $'000	DEC 2016 $'000
On issue at the beginning of the period	1,057,567	798,657	254,435	206,585
Exercise of share options	1,500	2,500	338	500
Issued for cash	174,363	256,410	48,739	47,350
On issue at the end of the period (net of transaction costs)	1,233,430	1,057,567	303,512	254,435

Share capital

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are fully paid and rank equally with regard to the Company's residual assets.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of foreign operations.

Share based payments reserve

The share based payments reserve includes the cumulative expense recognised in respect of share options and performance rights granted. Please refer to note 19 for further information regarding share based payments.

Taxation reserve

The Group has established a taxation reserve. The reserve is used to accumulate taxation savings received by the Group as a result of a lower taxation rate being applied in Brazil through its eligibility for a tax incentive program (SUDAM). SUDAM reduces the Group's effective tax rate from approximately 34% to approximately 15%. The rules of the incentive program require the Group to accumulate incentives received through tax savings in a taxation reserve.

22. PROVISIONS

	SITE RESTORATION $'000	COMMUNITY FUND $'000	OTHER $'000	TOTAL $'000
Balance at beginning of the period	7,845	2,678	1,849	12,372
Unwind of discount on site restoration costs	297	-	-	297
Provisions made during the period	972	1,961	1,948	4,881
Provisions used during the period	-	(2,429)	(430)	(2,859)
Effect of movements in exchange rates	(729)	(248)	(172)	(1,149)
Balance at end of the period	**8,385**	**1,962**	**3,195**	**13,542**
Current	446	1,962	2,925	5,333
Non Current	7,939	-	270	8,209
Balance at the end of the period	**8,385**	**1,962**	**3,195**	**13,542**

The Group's provisions principally comprise provisions for site restoration of $8,385,000 (2016: $7,845,000) and community fund contributions of $1,962,000 (2016: $2,678,000).

Site restoration

The provision includes estimates of costs associated with reclamation, rehabilitation and other costs associated with the restoration of the present mine site. Estimates of restoration costs are based on current legal requirements and future costs that have been discounted to their present value at a Brazilian risk free discount rate of 10.09% (2016: 11.67%).

79

Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Community Fund

The provision for the Community Fund relates to amounts payable under an Agreement with the Municipality of Pedra Branca and the Municipality of Serra do Navio in whose region the Group's Brazilian Tucano Gold Project resides. The agreement requires the Group make annual payments to the municipalities calculated as one percent of the Gross Revenue (as defined by the Agreement) of the Tucano Gold Mine.

23. CONTINGENCIES

24. RELATED PARTIES

Key management personnel compensation

The key management personnel compensation is as set out below.

	DEC 2017 $	DEC 2016 $
Short-term employee benefits	2,488,199	2,197,440
Post-employment benefits	100,339	95,610
Share based payments	266,557	724,720
Key management personnel compensation	2,855,095	3,017,770

Individual directors and executives compensation disclosures

Information regarding individual directors and executives' compensation and some equity instruments disclosures as required by Corporations Regulations 2M.3.03 are provided in the Remuneration Report section of the Directors' Report in section 16.

Key management personnel transactions

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial and/or operating policies of those entities.

No transactions have occurred during the current year (2016: none) with related parties.

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BEADELL

25. GROUP ENTITIES

The Group's principal subsidiaries at 31 December 2017 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

ULTIMATE PARENT AND SUBSIDIARIES	COUNTRY OF INCORPORATION	INTEREST 2017	INTEREST 2016
Parent entity			
Beadell Resources Ltd	Australia		
Subsidiaries			
Beadell Resources Mineração Ltda (ii)	Brazil	100%	100%
Beadell (Brazil) Pty Ltd (i) (ii)	Australia	100%	100%
Beadell (Brazil 2) Pty Ltd (i) (ii)	Australia	100%	100%
Beadell Brasil Ltda (ii)	Brazil	100%	100%

Notes:

(i) These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with ASIC Corporations (Wholly owned Companies) Instrument 2016/785 issued by the Australian Securities and Investments Commission. For further information refer to note 27.

(ii) These entities are considered to be material controlled entities of the Group.

26. SUBSEQUENT EVENTS

Sprott Secured Credit Facility

The Group has received credit approval from Sprott Private Resource Lending (Collector), L.P. (Sprott) to be provided with a senior secured credit facility up to US$60 million (Credit Facility), to be completed by 31 March 2018 on completion of legal documentation. Key terms of the Credit Facility are:

- 4 year tenor
- 2 year amortisation holiday
- Annual interest rate of 6.75% plus the greater of US 3-month LIBOR or 1.25%
- No commitment fee
- Early repayment flexibility
- No mandatory hedging requirements
- Low number of options with strike price to reflect 30% premium to Beadell's share price
- Fixed production-linked payment of US$10 per ounce of gold on 50% of production in Years 2 through 4, capped at 225,000 gold ounces.

There have been no other events subsequent to balance sheet date which would have a material effect on the Group's financial statements.

81

Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. PARENT ENTITY GUARANTEES

Deed of Cross Guarantee

Pursuant to ASIC Corporations (Wholly owned Companies) Instrument 2016/785, the wholly owned Beadell (Brazil) Pty Ltd and Beadell (Brazil 2) Pty Ltd are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports and Directors' reports. It is a condition of the class order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of a winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under the provisions of the Act, the Company will only be liable after six months in the event any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event the Company is wound up.

A consolidated statement of comprehensive income and a consolidated statement of financial position, comprising the Company and controlled entities which are a party to the Deed, after eliminating all transactions between the parties are as set out below.

STATEMENT OF COMPREHENSIVE INCOME	DEC 2017 $'000	DEC 2016 $'000
Other income	146	21,736
Administrative expenses	(9,117)	(9,915)
Project exploration and evaluation expenses	(125)	(747)
Impairment losses	(51,386)	(269)
Depreciation, amortisation and depletion	(2,942)	(2,749)
Results from operating activities	**(63,424)**	**8,056**
Finance income	315	1,815
Finance expense	(5,344)	(5)
Net finance (expense)/income	**(5,029)**	**1,810**
(Loss)/Profit for the period before income tax	**(68,453)**	**9,866**
Income tax recovery	-	-
(Loss)/Profit for the period after income tax	**(68,453)**	**9,866**
Other comprehensive (loss)/profit	**-**	**-**
Other comprehensive (loss)/profit for the period net of tax	**(68,453)**	**9,866**
Total comprehensive (loss)/profit for the period	**(68,453)**	**9,866**

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BEADELL

STATEMENT OF FINANCIAL POSITION	DEC 2017 $'000	DEC 2016 $'000
Assets		
Cash and cash equivalents	4,845	14,857
Restricted cash	44	44
Prepayments	184	161
Trade and other receivables	39	29
Total current assets	**5,112**	**15,091**
Trade and other receivables	6	5
Property, plant and equipment	48	94
Investments	168,767	184,155
Total non-current assets	**168,821**	**184,254**
Total assets	**173,933**	**199,345**
Liabilities		
Trade and other payables	965	372
Employee benefits	814	573
Borrowings	9,675	17,553
Total current liabilities	**11,454**	**18,498**
Employee benefits	13	204
Total non-current liabilities	**13**	**204**
Total liabilities	**11,467**	**18,702**
Net assets	**162,466**	**180,643**
Equity		
Share capital	303,512	254,435
Reserves	17,156	15,957
Accumulated losses	(158,202)	(89,749)
Total equity	**162,466**	**180,643**

Brazilian subsidiary guarantee

The parent entity has guaranteed, to an unrelated party, the performance of a subsidiary in Brazil in relation to a mining services contract. In the event of default, the terms of the contract allow the contractor to demand payment from the parent. The contract is due to complete by 30 November 2019.

83

Beadell Resources Limited Annual Report 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. AUDITORS' REMUNERATION

	DEC 2017 $'000	DEC 2016 $'000
Audit services		
KPMG Australia		
Audit and review of financial reports	165,000	165,000
Overseas KPMG firms		
Audit and review of financial reports	111,412	112,585
Audit services	**276,412**	**277,585**

29. PARENT ENTITY

As at and during the period ending 31 December 2017 the parent company of the Group was Beadell Resources Ltd.

	DEC 2017 $'000	DEC 2016 $'000
Result		
Loss for the period	(58,447)	(141)
Other comprehensive income	-	-
Total comprehensive loss	**(58,447)**	**(141)**
Financial position		
Current assets	5,113	15,091
Total assets	173,934	189,338
Current liabilities	11,455	18,498
Total liabilities	11,468	18,702
Net assets	**162,466**	**170,636**
Equity		
Share capital	303,512	254,435
Reserves	17,156	15,957
Accumulated losses	(158,202)	(99,756)
Total equity	**162,466**	**170,636**

Parent entity contingencies

The parent entity has entered into a Deed of Cross Guarantee with two of its wholly owned subsidiaries. The effect of the Deed of Cross Guarantee is that the Company guarantees debts in respect of these subsidiaries. Further details of the Deed of Cross Guarantee and the subsidiaries subject to the Deed are disclosed in note 27.

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30. CAPITAL COMMITMENTS

Tucano plant upgrade

As announced in May 2017, the Group is undertaking a plant upgrade at Tucano for an estimated total capital cost of US$27.6 million. As at 31 December 2017, the remaining capital commitment in order to complete and commission the plant upgrade is estimated at US$18.495 million. The plant upgrade is expected to be completed and commissioned by mid 2018.

Mining services contract

Under the terms of a mining services contract , should the contract be terminated before its contractual end date of November 2019, the Group will be required, unless otherwise agreed by the contractor, to purchase the contractors equipment at the Tucano site at its written down value at the date of termination.

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Beadell Resources Limited Annual Report 2017

DIRECTOR'S DECLARATION

   (a) the consolidated financial statements and notes 1 to 30 that are contained within and the Remuneration report in the Directors' report, set out in section 16, are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the Group's financial position as at 31 December 2017 and of its performance for the financial year ended on that date; and

      (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

   (b) as set out in note 2(d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the group entities identified in note 25 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those group entities pursuant to ASIC Corporations (Wholly owned Companies) Instrument 2016/785.

3. The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the period ended 31 December 2017.

4. The Directors draw attention to note 2(a) to the consolidated financial statements, which includes a statement of compliance with International Financial Reporting Standards.

Signed in accordance with a resolution of the Directors:

SIMON JACKSON
CEO & Managing Director

Dated at Perth, this 28th day of February 2018

86

BEADELL

AUDITOR'S INDEPENDENCE DECLARATION

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the Directors of Beadell Resources Limited

I declare that, to the best of my knowledge and belief, in relation to the audit of Beadell Resources Limited for the financial year ended 31 December 2017 there have been:

i. no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

ii. no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Graham Hogg
Partner
Perth
28 February 2018

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Liability limited by a scheme approved under Professional Standards Legislation

87

Beadell Resources Limited Annual Report 2017

INDEPENDENT AUDITOR'S REPORT

KPMG

Independent Auditor's Report

To the shareholders of Beadell Resources Limited

Report on the audit of the Financial Report

Opinion

We have audited the ***Financial Report*** of Beadell Resources Limited (the Company).

In our opinion, the accompanying Financial Report of the Company is in accordance with the *Corporations Act 2001*, including:

- Giving a true and fair view of the ***Group***'s financial position as at 31 December 2017 and of its financial performance for the year ended on that date; and
- Complying with *Australian Accounting Standards* and the *Corporations Regulations 2001*.

The ***Financial Report*** comprises:

- Consolidated statement of financial position as at 31 December 2017
- Consolidated statement of profit or loss and other comprehensive income, Consolidated statement of changes in equity, and Consolidated statement of cash flows for the year then ended
- Notes including a summary of significant accounting policies
- Directors' Declaration.

The ***Group*** consists of the Company and the entities it controlled at the year-end or from time to time during the financial year.

Basis for opinion

We conducted our audit in accordance with *Australian Auditing Standards*. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the Financial Report* section of our report.

We are independent of the Group in accordance with the *Corporations Act 2001* and the ethical requirements of the *Accounting Professional and Ethical Standards Board's APES 110 Code of Ethics for Professional Accountants* (the Code) that are relevant to our audit of the Financial Report in Australia. We have fulfilled our other ethical responsibilities in accordance with the Code.

Key Audit Matters

The ***Key Audit Matters*** we identified are:

- Going concern basis of accounting
- Valuation of ore stockpiles
- Valuation of non-current assets.

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the Financial Report of the current period.

These matters were addressed in the context of our audit of the Financial Report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Liability limited by a scheme approved under Professional Standards Legislation.

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BEADELL

KPMG

Going concern basis of accounting	
Refer to Note 2(d) to the Financial Report	
The key audit matter	**How the matter was addressed in our audit**
The Group's use of the going concern basis of accounting and the associated extent of uncertainty is a key audit matter due to the high level of judgement required by us in evaluating the Group's assessment of going concern and the events or conditions that may cast significant doubt on their ability to continue as a going concern. These are outlined in Note 2(d). The Directors have determined that the use of the going concern basis of accounting is appropriate in preparing the Financial Report. Their assessment of going concern was based on cash flow forecasts. The preparation of these forecasts incorporated a number of assumptions and significant judgements and they have concluded that the range of possible outcomes considered in arriving at this judgement does not give rise to a material uncertainty casting significant doubt on the Group's ability to continue as a going concern. We critically assessed the levels of uncertainty, as it related to the Group's ability to continue as a going concern, within these assumptions and judgements. We focused on the following: • The Group's forecast sales, production volumes, production costs and capital expenditure levels included within the Group's cash flow forecasts. This included feasibility to achieve forecast in light of previous production challenges • Impact of expected gold prices and forecast US Dollar, Brazilian Real and Australian Dollar foreign exchange rates to cash flows projected • The Group's ability to refinance and roll existing bank debt and payables to its mining services contractor, and finance its capital expansion. We focussed on the nature of planned methods to achieve this, feasibility and status/progress of those plans. As disclosed in Note 2(d), subsequent to year end, the Group has received investment committee approval from Sprott Private Resource Lending (Collector), L.P (Sprott) to be provided with a senior secured credit facility up to US$60 million (Credit Facility) to be drawn down in one	Our procedures included, amongst others: • We analysed the cash flow projections by: – Evaluating the underlying data used to generate the forecasts. We specifically looked for their consistency with the Group's intentions, and their comparability to past practices. Information was sourced from mine plans, feasibility reports and reserve reports. We tested forecast gold prices and foreign exchange rates used by management to published views from market commentators. We also evaluated the consistency of forecast sales, production volumes and production costs to historical production information, mine plans and feasibility reports – Analysing the impact of reasonably possible changes in projected cash flows and their timing, to the projected periodic cash positions. We assessed the resultant impact to the ability of the Group to pay debts as and when they fall due and continue as a going concern. The specific areas we focused on were informed from our test results of the accuracy of previous Group cash flow projections and sensitivity analysis on key cash flow projection assumptions – Assessing the planned levels of expenditures for consistency of relationships and trends to the Group's historical results, results since year end, and our understanding of the business, industry and economic conditions of the Group. • We reviewed historical trends and read correspondence with existing and potential financiers to understand and assess the options available to the Group including new debt facilities, renegotiation or rolling forward of existing debt facilities, potential waivers in meeting financial loan covenants and negotiation of additional/revised funding arrangements

89

Beadell Resources Limited Annual Report 2017

INDEPENDENT AUDITOR'S REPORT

KPMG

advance of up to US$40 million (Tranche 1) and a second tranche of up to US$20 million (Tranche 2) • The Group's ability to raise additional funds from shareholders or other parties and the projected timing thereof, as required. This included source of funds, availability of debt or equity funding, feasibility and status/progress of securing those funds. In assessing this key audit matter, we involved senior audit team members who understand the Group's business, industry and the economic environment it operates in.	• We evaluated the ability and likelihood of continued support from the Group's mining services contractor and the unsecured financiers, through correspondence and historical trends • We read correspondence and evaluated the investment committee approved term sheet with Sprott to assess the likelihood, timing and sufficiency of funding • We read relevant correspondence with the Group's broker to understand and assess the Group's ability to raise additional shareholder funds • We evaluated the Group's going concern disclosures in the Financial Report by comparing them to our understanding of the matter, the events or conditions incorporated into the cash flow projection assessment, the Group's plans to address those events or conditions, and accounting standard requirements.
Valuation of ore stockpiles ($9,451,000)	
Refer to Note 6 and 10 to the Financial Report	
The key audit matter	**How the matter was addressed in our audit**
The valuation of ore stockpiles is a key audit matter due to: • Management's estimate of the low quantity of gold contained within the ore stockpiles on hand at 31 December 2017 which increases the risk the ore stockpiles are carried above their net realisable value • Risk of error due to the sensitivity of management's key valuation assumptions within their model that estimate net realisable value for ore stockpiles. The key valuation assumptions we focused on were the expected timing of processing the ore stockpiles, production assumptions and the forecast processing and selling costs. These assumptions are dependent on the decisions made by the Company and documented in their mine plan. The forecasts are forward-looking over the medium term, increasing the risk of inaccurate forecasting. The valuation of ore stockpiles is sensitive to small changes in these assumptions.	Our procedures included, amongst others: • We assessed the model applied by the Group in determining the net realisable value for ore stockpiles against the requirements of the accounting standards • We obtained management's production reports and survey reports and assessed the volume of ore stockpiles on hand and the quantity of gold contained within the ore stockpiles • We obtained management's detailed mine plans and compared these to past practices of the Group and to changed production profile assumptions resulting from the plant upgrade underway. This was to inform our evaluation of the forecast timing of the processing of the ore stockpiles included in management's model to estimate the net realisable value for ore stockpiles • We compared forecast gold sales price, exchange rates and inflation rates used by management in their model to published views from market commentators

90

BEADELL

KPMG

Other critical inputs to the model, showing recent volatility, include: • Forecast gold prices used in the estimate of sales proceeds; and • Forecast US Dollar to Brazilian Real exchange rates and forecast Brazil inflation applied in the model. The Group recognised a write down to estimated net realisable value to low grade ore stockpiles of $63.8 million during the year as a result of its changed production profile, deferring the timing of expected processing of the lower grade stockpiles, and revised assumptions of future processing costs and forecast gold prices.	• We evaluated the underlying data used to generate forecast processing and selling costs. We specifically assessed the comparability and consistency of forecast processing and selling costs with actual costs incurred during the year, past practice, our knowledge of expected trends in the industry, and consistency to other audit areas such as going concern considerations and impairment of non-current assets • We recalculated the net realisable value adjustment of $63.8 million against the recorded amount disclosed • We assessed the appropriateness and sufficiency of the disclosures in the Financial Report against the requirements of the accounting standards.

Value of non-current assets (A$166,362,000)

Refer to Note 11 and 12 to the Financial Report

The key audit matter	How the matter was addressed in our audit
The value of non-current assets comprising property, plant and equipment, exploration and evaluation assets and mineral properties was considered a key audit matter due to: • The size of the balance of these non-current assets (being 57% of total assets) • The level of judgment required by us in evaluating the Group's assessment of impairment. The assessment of impairment of the Group's non-current assets, applies significant judgments through the use of assumptions in a fair value less costs of disposal model. These judgments include: • Forecast sales, production levels, production costs and capital expenditure • Expected gold prices • Discount rate • Life of mineral reserves. In assessing this key audit matter, we involved senior team members and valuation specialists.	Our procedures included: • We considered the appropriateness of adopting fair value less costs of disposal methodology by assessing the discounted cash flow forecast model to acceptable valuation techniques • We assessed the integrity of the fair value less costs of disposal model used • We assessed the accuracy of previous forecasts by the Group to inform our evaluation of forecasts incorporated in the fair value less costs of disposal model • We evaluated the sensitivity of the value of non-current assets by considering downside scenarios against reasonably possible changes to the key judgments, such as forecast commodity prices and the discount rate, to determine the assumptions that we focused our testing on • We assessed key judgments underlying the discounted cash flows (including forecast sales, production levels and production costs) based on historical performance and planned changes. This included the feasibility to achieve forecasts in light of previous production challenges and evaluating the consistency of forecast cash flows to mine plans and feasibility reports

91

Beadell Resources Limited Annual Report 2017

INDEPENDENT AUDITOR'S REPORT

KPMG

	• We compared the forecast cash flows and capital expenditure contained in the fair value less costs of disposal model to Board approved forecasts • We compared expected gold prices to published views of the market commentator on future trends • We analysed the life of mineral reserves based on the views of an external expert engaged by the Group • Working with our valuation specialists, we independently developed a discount rate range considered comparable using publicly available market data for comparable entities.

Other Information

Other Information is financial and non-financial information in Beadell Resources Limited's annual reporting which is provided in addition to the Financial Report and the Auditor's Report. The Directors are responsible for the Other Information.

The Other Information we obtained prior to the date of this Auditor's Report was the Directors' Report. The letter from the Chairman and Chief Executive Officer, Highlights Report, Tucano Gold Mine-Brazil Report, Exploration Report, Resource and Reserves Report, Corporate Report, Corporate Responsibility Report and Additional Shareholder Information, is expected to be made available to us after the date of the Auditor's Report.

Our opinion on the Financial Report does not cover the Other Information and, accordingly, the auditor does not and will not express an audit opinion or any form of assurance conclusion thereon, with the exception of the Remuneration Report and our related assurance opinion.

In connection with our audit of the Financial Report, our responsibility is to read the Other Information. In doing so, we consider whether the Other Information is materially inconsistent with the Financial Report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We are required to report if we conclude that there is a material misstatement of this Other Information, and based on the work we have performed on the Other Information that we obtained prior to the date of this Auditor's Report we have nothing to report.

Responsibilities of the Directors for the Financial Report

The Directors are responsible for:

- Preparing the Financial Report that gives a true and fair view in accordance with *Australian Accounting Standards* and the *Corporations Act 2001*
- Implementing necessary internal control to enable the preparation of a Financial Report that gives a true and fair view and is free from material misstatement, whether due to fraud or error
- Assessing the Group's ability to continue as a going concern. This includes disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless they either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

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KPMG

Auditor's responsibilities for the audit of the Financial Report

Our objective is:

- To obtain reasonable assurance about whether the Financial Report as a whole is free from material misstatement, whether due to fraud or error; and
- To issue an Auditor's Report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error. They are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Financial Report.

A further description of our responsibilities for the Audit of the Financial Report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_files/ar2.pdf. This description forms part of our Auditor's Report.

Report on the Remuneration Report

Opinion

In our opinion, the Remuneration Report of Beadell Resources Limited for the year ended 31 December 2017, complies with *Section 300A* of the *Corporations Act 2001*.

Directors' responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with *Section 300A* of the *Corporations Act 2001*.

Our responsibilities

We have audited the Remuneration Report included in Section 16 of the Director's report for the year ended 31 December 2017.

Our responsibility is to express an opinion on the Remuneration Report, based on our Audit conducted in accordance with *Australian Auditing Standards*.

KPMG

KPMG

Graham Hogg
Partner
Perth
28 February 2018

93

Beadell Resources Limited Annual Report 2017

ADDITIONAL SHAREHOLDER INFORMATION

AS AT 29 MARCH 2018

a) Substantial Shareholders lodged with the Company:

NAME OF ORDINARY SHAREHOLDER	NUMBER OF SHARES HELD	% OF SHARES HELD
BlackRock Group	143,048,483	11.59%
Prudential Plc	99,580,079	8.07%
Commonwealth Bank of Australia	67,311,839	5.46%
Van Eck Associates Corporation	63,437,635	5.14%

b) Listing of 20 Largest Shareholders

RANK	NAME OF ORDINARY SHAREHOLDER	NUMBER OF SHARES HELD	% OF SHARES HELD
1	HSBC Custody Nominees (Australia) Limited	347,707,799	28.19
2	J P Morgan Nominees Australia Limited	280,260,385	22.72
3	HSBC Custody Nominees (Australia) Limited-GSCO ECA	42,076,697	3.41
4	Citicorp Nominees Pty Limited	33,764,918	2.74
5	Lujeta Pty Ltd <Margaret A/C>	21,774,155	1.77
6	BNP Paribas Nominees Pty Ltd <IB AU Noms Retailclient DRP>	20,114,469	1.63
7	National Nominees Limited	16,798,666	1.36
8	BNP Paribas Noms Pty Ltd <DPP>	10,610,733	0.86
9	National Nominees Limited <DB A/C>	10,492,291	0.85
10	Warbont Nominees Pty Ltd <Unpaid Entrepot A/C>	6,670,060	0.54
11	Merrill Lynch (Australia) Nominees Pty Limited	6,276,812	0.51
12	Buttonwood Nominees Pty Ltd	6,249,171	0.51
13	Mr Peppi Schiano Dicola	6,000,000	0.49
14	Hookipa Pty Ltd <G Barrett Family A/C>	5,000,000	0.40
15	HSBC Custody Nominees (Australia) Limited - A/C 2	4,626,308	0.38
16	BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	3,551,474	0.29
17	Mr Robert Holmes Watkins	3,132,950	0.25
18	Lujeta Pty Ltd <The Margaret Account>	3,074,000	0.25
19	Cainero Investments Pty Ltd <Cainero Super Fund A/C>	3,050,000	0.25
20	Hengolo Pty Ltd <C L Readhead Super A/C>	2,650,000	0.21

94

BEADELL

c) Distribution of Shareholders

RANGE	TOTAL HOLDERS	UNITS	% ISSUED CAPITAL
1 - 1,000	577	194,440	0.02
1,001 - 5,000	1,179	3,650,722	0.30
5,001 - 10,000	977	8,080,562	0.66
10,001 - 100,000	2,732	105,769,074	8.58
100,001 - 9,999,999,999	905	1,115,736,049	90.46
Rounding			**-0.02**
Total	**6,370**	**1,233,430,847**	**100.00**

d) Number of Shareholders Holding Less than a Marketable Parcel is 1,972.

e) Voting Rights

i. Ordinary Shares

On a show of hands every shareholder present in person or by proxy shall have one vote and upon a poll, each share shall have one vote.

ii. Options

The Company's options have no voting rights.

f) Stock Exchange Listing

Beadell Resources Limited shares are listed on the Australian Stock Exchange. The Company's ASX code is BDR.

g) Unlisted Share Options

NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE	NUMBER OF HOLDERS
250,000	$0.93	20 September 2018	1
17,900,000	$0.20	31 December 2018	15
2,500,000	$0.54	30 September 2019	1
17,900,000	$0.25	31 December 2019	15
2,500,000	$0.63	30 September 2020 *(vesting 30 September 2018)*	1

95

BEADELL

T +61 (0) 8 9429 0800
Level 2, 16 Ord Street, West Perth 6005, Australia
PO BOX 542, West Perth 6872, Australia

www.beadellresources.com.au

Schedules 2 to Appendix E
2016 Annual Report of Beadell Resources Limited

E-41

Corporate Directory

Directors

Craig Readhead	Independent Non-Executive Director, Chairman
Nicole Adshead-Bell	Independent Non-Executive Director
Brant Hinze	Independent Non-Executive Director
Timo Jauristo	Independent Non-Executive Director
Glen Masterman	Non-Executive Director
Simon Jackson	Chief Executive Officer and Managing Director

Company Secretary

Greg Barrett

Corporate Details

Beadell Resources Limited (ABN 50 125 222 291)
Issued Capital: 1,217,927,540 ordinary shares
(as at 31 March 2017)

Registered and Corporate Office

2nd Floor, 16 Ord Street
West Perth, WA 6005
Telephone: +61 8 9429 0800
Facsimile: +61 8 9481 3176
Internet: www.beadellresources.com.au

Brazil Offices

Rio de Janeiro
Rua Voluntários da Pátria, 89, 6° andar
Botafogo - Rio de Janeiro
Telephone: +55 21 2122 0500
Facsimile: +55 21 2122 0502

Tucano Minesite
Estrada do Taperebá, SN, Pedra Branca
do Amapari Amapa
Telephone: +55 21 2122 2400
Facsimile: +55 21 2122 2438

Share Registry

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide, SA 5000
Telephone: 1300 556 161
Telephone: +61 8 8236 2300 *(from outside Australia)*
Facsimile: 1300 534 987
Facsimile: +61 3 9473 2408 *(from outside Australia)*

Stock Exchange Listing

ASX Ltd
ASX Code: BDR

Auditor

KPMG
235 St Georges Terrace

Contents

Letter from Chairman and Chief Executive Officer	2
Highlights	3
Tucano Gold Mine - Brazil	5
Exploration	7
Resources & Reserves	9
Corporate	12
Corporate Responsibility	14
FINANCIAL REPORT	
Directors' Report	20
Consolidated Statement of Financial Position	44
Consolidated Statement of Comprehensive Income	45
Consolidated Statement of Changes in Equity	46
Consolidated Statement of Cash Flows	48
Notes to the Financial Statements	49
Directors' Declaration	84
Independent Auditor's Report	85
Auditor's Independence Declaration	90
Additional Shareholder Information	91

Beadell Resources Limited Annual Report 2016

LETTER FROM CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Fellow Shareholder,

2016 was a year marked by change and achievement at Beadell. The new management team took over at the end of 2015 and commenced an operational review of the Tucano Gold Mine. This review resulted in a number of initiatives aimed at increasing production, cost reduction and more consistent quarter on quarter production.

Gold production increased by 19% in 2016 to 145,870 ounces, meeting the CY2016 guidance. Despite the strengthening of the Brazilian Real, production unit costs per ounce sold reduced significantly during the year. The company continues to assess strategies to limit its exposure to Real movements.

The Company raised $50 million through a placement of shares to domestic and international institutional investors in February and we were encouraged by the overwhelming support received. The placement was an important step for Beadell to strengthen the balance sheet and provide much needed working capital as the management team changed the focus of the Company towards a long life sustainable gold mine.

During the year, our exploration efforts continued to deliver strong results. The recommencement of drilling at Tucano has identified significant additional mineralisation in the Tap AB complex. This should lead to increases in resources and reserves in this area. Our geological understanding at Tucano continues to evolve which opens up new areas of potential.

The Tucano mine sits in the middle of a very large land package that is almost completely unexplored for gold. The district scale potential of the land package controlled by Beadell is second to none and we remain very excited by the exploration potential.

2017 will be a transformational year for Beadell. The effect on resource and reserve of the drilling success seen in 2016 will be quantified for the first time. We see this as the starting point for the new Beadell as we continue to expand our mineral inventory. We are also working on modifications to the process plant which will result in the ability to truly optimise the mine for the first time. We believe that as we move through these changes, the mine and the Company will be well positioned to increase shareholder value, which is our ultimate responsibility and goal.

We all understand what needs to take place in the coming year and we are thankful for the support of all stakeholders in Beadell as we move towards achieving our goals.

We would like to thank all Beadell employees and contractors for their hard work during 2016. The future has never looked brighter for Beadell and we are looking forward to future success.

Yours faithfully,

Simon Jackson
CEO & Managing Director

Craig Readhead
Non-Executive Chairman

2

HIGHLIGHTS

Operational

- Gold production for the year was 145,870 ounces, an increase of 19% over the same period last year, which was in line with the CY2016 guidance.
- All-in Sustaining Costs (AISC) were US$866 per ounce for the CY2016, a reduction of 14% over CY2015 and in line with the CY2016 revised guidance.
- Ore and waste mined totalled 19,590,706 tonnes.
- Gold ore milled totalled 3,597,163 tonnes with a mill feedgrade was of 1.45 g/t gold.
- In August 2016, the Company signed a Deed of Undertaking with Amapa Electricity Company and commenced required refurbishment and improvements to the existing 110km 69 KV power line which terminates at Tucano.

Exploration

- A key new geological interpretation of the Tap AB Mata Fome Fault has resulted from detailed structural work. It is now thought that gold mineralisation postdates the initial lithological offset on the Mata Fome fault and therefore, the Tap AB1 Trough Lode is not the southern offset continuation of the Tap AB2 Trough Lode, but formed contemporaneously in separate structural positions, demonstrating along strike potential for both the AB1 and AB2 Trough lodes.
- Strong drill results from Tap AB1 Trough Lode continued to grow the resource, with multiple lodes emerging. Results included F02209, 5 m @ 5.49 g/t gold from 22m, 43 m @ 2.35 g/t gold from 103 m and 12 m @ 2.07 g/t gold from 196 m.
- Exceptional drill results continue to be received from the Tap AB2 Trough Lode step out drilling. Results of 50 m @ 6.66 g/t gold from 50 m including 6 m @ 44.14 g/t gold in F02214 and 27 m @ 1.72 g/t gold from 111 m and 18 m @ 7.03 g/t gold from 142 m including 4 m @ 24.57 g/t gold in F02024 opened up a new potential south plunge of the high grade shoot, plunging towards the Mata Fome Fault.
- Encouraging early stage drill results reported at the Torres target located 700-900 m south of Tap AB open pit on the same geological contact as the high grade Tap AB Trough Lodes. Results up to 5 m @ 3.39 g/t gold m from 4 m to bottom of hole were received in GCPF28343.
- A stand out result of 48 m @ 11.62 g/t gold from 66 m including 3 m @ 87.69 g/t gold from 97 m and 4 m @ 49.1 g/t gold from 124 m located 60 m below the base of the current Duckhead open pit represented the first real indication that the high grades persist into fresh rock below the open pit.
- Encouraging results continued to be received at the Gold Nose prospect, 1 km southeast of Duckhead of up to 10 m @ 8.20 g/t gold from 53 m and at a new target, Woodpecker, located 500 m northwest of Duckhead where resampling of an iron ore hole returned 2 m @ 11.44 g/t gold from 89 m.

Resources and Reserves

- Total Mineral Resources as at 31 December 2016 were 67.0 million tonnes @ 1.82 g/t gold for 3.92 million ounce representing a 11% increase in grade and ounces compared to 67.2 million tonnes @ 1.64 g/t gold for 3.54 million ounces as at 31 December 2015. This is an increase of 379,000 ounces (11%) on the 2015 Mineral Resource and a 547,000 ounces (16%) increase on the 2015 Mineral Resource depleted for 168,000 ounces in 2016.
- The Mineral Resource increase is predominantly a result of successful near mine drilling programs at Tap AB in 2016, where open pit resources at Tap AB increased substantially to 18.0 million tonnes @ 1.84 g/t gold for 1,060,000 ounces. This is an increase of 360,000 ounces (51%) on the 2015 Tap AB Open Pit Mineral Resource and 436,000 ounces (70%) increase on the 2015 Tap AB Open Pit Mineral Resource depleted for mining of 76,000 ounces in 2016.
- Total Ore Reserves as at 31 December 2016 were 28.2 million tonnes @ 1.74 g/t gold for 1.58 million ounce representing a 7% increase in ounces compared to 28.9 million tonnes @ 1.59 g/t gold for 1.48 million ounces as at 31 December 2015. This is an increase of 99,000 ounces (7%) on the 2015 Reserve and a 267,000 ounces (18%) increase on the 2015 Reserve depleted for 168,000 ounces in 2016.
- The Ore Reserves increase is predominantly a result of successful near mine drilling programs at Tap AB in 2016, where Open Pit Ore Reserves at Tap AB increased substantially to 8.9 million tonnes @ 1.76 g/t gold for 503,000 ounces. This is an increase of 145,000 ounces (41%) on the 2015 Tap AB Open Pit Ore Reserve and a 221,000 ounces (78%) increase on the 2015 Tap AB Open Pit Reserve depleted for mining of 76,000 reserve ounces in 2016.

3

Beadell Resources Limited Annual Report 2016

HIGHLIGHTS

Corporate

- On 22 February 2016, the Company announced it had received commitments to raise $50 million through the placement of 256.4 million fully paid ordinary shares in two tranches to domestic and international institutional and sophisticated investors.
- Dr Glen Masterman stepped down from his Toronto based executive role in July 2016, but remained on the Board of Directors of the Company as a non-executive Director.
- In the end of September 2016, Dr Nicole Adshead-Bell was appointed as a Non-Executive Director and Mr Graham Donahue as Head of Corporate Development based in Toronto, Canada.
- Cash and bullion as at 31 December 2016 was A$36.3 million (bullion valued at AUD/USD = 0.75 and US$1,151 per ounce).

4

TUCANO GOLD MINE - BRAZIL

Overview

OPERATING RESULTS	DEC 2016	DEC 2015
Total Waste Moved (t) (waste mined plus iron ore mined)	16,655,670	17,381,302
Gold Ore Mined (t)	2,935,037	3,363,255
Total Material Moved (t)	19,590,706	20,744,556
Gold Ore Milled (t)	3,597,163	3,714,942
Head Grade (g/t)	1.45	1.14
Plant Recovery (%)	86.9%	89.3%
Total Gold Recovered (oz)	145,870	122,292
Total Gold Sold (oz)	146,316	121,469

Tucano
Brazil
Brasilia
Rio de Janeiro
Sao Paulo

5

Beadell Resources Limited Annual Report 2016

TUCANO GOLD MINE - BRAZIL

Mining

During the year, 19,590,706 tonnes of ore and waste were mined and moved, including 2,935,037 tonnes of gold ore mined at a grade of 1.46 g/t.

Mining during the first half of 2016 was predominantly from Tap AB1, AB2, Tap AB3, Urucum Central North and Urucum South, while the Duckhead cutback continued during the period. The use of fresh rock for construction, maintenance and sheeting of haul roads and pit ramps was a key factor in the significantly improved ability to move material from the pits in the wet conditions during the first half.

In the second half of 2016, mining was predominantly from Tap AB1, Tap AB2, Urucum Central North, Urucum South and Tap D Sul, with the Duckhead cutback being completed in September. The good performance at those pits in producing ounces mined helped reduce the impact of the remodelling of the pit design of Tap AB2 in the second half of 2016.

During the period, Tucano received the full explosive permit allowing the operation to purchase and store all the required explosives and accessories to optimise drill and blast.

Total high grade and low grade gold ore stockpile was 4.30 million tonnes @ 0.70 g/t gold for 96,000 ounces at the end of December 2016 and marginal stockpiles were 1.5 million tonnes @ 0.43 g/t gold for 21,000 ounces.

Processing

During the period, the CIL plant throughput was 3,597,163 tonnes, the mill feed grade was 1.45 g/t gold and the process plant recovery was 86.9%.

Process improvements during the year were made in the crusher and apron feeder area, conveyors, carbon regeneration kiln and continued in consumable management and reagent usage. Work on plant optimisation to support the revised life of mine plan was implemented with the results to form part of the 2017 budget process.

The reported lower recovery in the period was the result of a number of factors including ongoing improvements and refinements to the metallurgical accounting procedures and balances. Remedial work on agitator blades in the December quarter also contributed to a reduced recovery as retention time was impacted. A one off adjustment to gold-in-circuit balances resulted in an artificially low recovery percentage for the December 2016 quarter.

6

BEADELL

EXPLORATION - BRAZIL

Alluvial Gold
Granite
Amphibolite
Schist
Banded Iron Formation
Optimised Pit Shell
Zamin Ferrous Mining Concession (gold rights owned by BDR)
URUCUM UNDERGROUND
URUCUM
TAP C
TAP AB2 TROUGH LODE
TAP AB1 TROUGH LODE
MUTUM 20km East of Tucano
TAP AB
NEO LODE
TAP D SUL
TUCANO CIL GOLD PLANT
TORRES
ZAMIN FERROUS BENEFICIATION PLANT
DUCKHEAD
GOLD NOSE
WOODPECKER
N
2km

Diagram 1. Mining Concession Plan

Near Mine Exploration

During the period, a total of 111,267 m of drilling was completed, comprising 66,989 m of grade control reverse circulation (RC) drilling, 38,483 m of exploration / resource delineation RC drilling and a total of 5,795 m of diamond drilling.

Tap AB to Torres

During the year, the discovery of a high grade lode at Tap AB1 Trough Lode and Tap AB1 Central Lode was the highest priority drill target for oxide gold resource definition and extension at Tucano. Results included 64 m @ 4.29 g/t gold from 150 m and 51 m @ 2.37 g/t gold from 160 m. Significant high grade results were also received from the Tap AB 2 Trough Lode extending the southern part of the shoot at depth. Results up to 20 m @ 27.96 g/t gold from 35 m highlighted the high grade nature within the core of the shoots. The Tap AB Trough Lodes are within 2 km of the Tucano mill.

In the December quarter, a key new geological interpretation resulted from detailed structural work. It is now thought that gold mineralisation postdates the initial lithological offset on the Mata Fome fault and therefore, the Tap AB1 Trough Lode is not the southern offset continuation of the Tap AB2 Trough Lode, but formed contemporaneously in separate structural positions, demonstrating along strike potential for both the AB1 and AB2 Trough lodes.

Importantly, new results from Tap AB Sul and Tap AB Norte to the south and north of the Tap AB open pit respectively, also suggested potential to grow open pit oxide resources along the highly prospective trough lode contact.

Additionally, encouraging early stage drill results were reported at the Torres target located approximately 1 km south of Tap AB open pit on the same geological contact as the high grade Tap AB Trough Lodes.

F02005
18 m @ 2.16 g/t
TAP AB NORTE
HISTORICAL TAP D PITS
31 Dec 2015 Reserve Pit Outline
TAP AB3
TAP AB2 TROUGH LODE
F02015
31 m @ 14.02 g/t
Inc 14 m @ 26.45 g/t
GCRC19528
7 m @ 34.67 g/t
Inc 2 m @ 100.71 g/t
F02023
25 m @ 9.92 g/t
Inc 6 m @ 37.11 g/t
F02215
17 m @ 11.79 g/t
Inc 2 m @ 84.15 g/t
GCRC19535
28 m @ 47.35 g/t
Inc 10 m @ 126.08 g/t
CARBONATE LODE
F02270
37 m @ 1.70 g/t
CARBONATE LODE
F02211
11 m @ 1.13 g/t
20 m @ 9.88 g/t
Inc 8 m @ 20.27 g/t
FD 01440
4 m @ 8.09 g/t
F02209
5 m @ 5.49 g/t
43 m @ 2.35 g/t
12 m @ 2.07 g/t
TAP AB1 CENTRAL LODE
F02049
14 m @ 6.56 g/t
26 m @ 11.61 g/t BOH
Inc 9 m @ 27.92 g/t
MATA FOME FAULT
F02207
13 m @ 2.62 g/t
30 m @ 1.29 g/t
51 m @ 2.37 g/t
6 m @ 1.72 g/t
F02135
8 m @ 31.13 g/t
FD 01436
21 m @ 5.41 g/t
9 m @ 1.34 g/t
20 m @ 1.56 g/t
14 m @ 2.17 g/t
F02202
26 m @ 1.86 g/t
64 m @ 4.29 g/t
6 m @ 1.14 g/t BOH
NEO LODE
OPEN
TAP AB1 HIGH GRADE TROUGH LODE
F02053
16 m @ 4.86 g/t
F01970
27 m @ 2.78 g/t
F02085
32 m @ 2.61 g/t
Inc 17 m @ 4.18 g/t
GCPF425
2 m @ 7.72 g/t
TAP AB SUL COSTEAN CHTS0122
16 m @ 1.76 g/t
GCPF419
5 m @ 5.73 g/t
GCPF28343
5 m @ 3.39 g/t
LEGEND
TAP AB SUL - TORRES > 1 Km ZONE ON TROUGH LODE BIF/SCHIST CONTACT
TORRES
F02168
2 m @ 7.51g/t BOH

Diagram 2. Tap AB – Torres plan showing location of significant results

7

Beadell Resources Limited Annual Report 2016

EXPLORATION - BRAZIL

Duckhead

During the year, a stand out result was received of 48 m @ 11.62 g/t gold from 66 m including 3 m @ 87.69 g/t gold from 97 m and 4 m @ 49.1 g/t gold from 124 m located 60 m below the base of the current open pit represented the first real indication that the high grades continue into fresh rock below the open pit.

Gold Nose & Woodpecker

During the period, encouraging results were received at the Gold Nose prospect, 1 km southeast of Duckhead of up to 10 m @ 8.20 g/t gold from 53 m and at Woodpecker, located 500 m northwest of Duckhead where resampling of an iron ore hole returned 2 m @ 11.44 g/t gold from 89 m.

Urucum Underground

A total of five additional diamond holes were completed at the Urucum Underground target in 2016. Some holes in the program had greater than predicted hole deviations and did not intersect the lode positions in the preferred locations. Results from the drilling included 3 m @ 7.46 g/t gold from 433 m in FD01424 and 15 m @ 2.63 g/t gold from 439 m including 7 m @ 4.80 g/t gold from 440 m and 2 m @ 8.16 g/t gold from 469 m in FD01426. The drilling results will be used to update the Urucum Underground resource model and improve the understanding of the orebody.

Greenfields Exploration Brazil

Tucano Regional

Mutum Target (100%)

Shallow reconnaissance drilling at the 100% owned Mutum target, 20 km east of Tucano, confirmed the in situ origin of a 4 km long gold-in-soil geochemical anomaly with results up to 7 m @ 5.13 g/t gold from 6m. Mineralisation is associated with a banded iron formation interpreted to be gently west-dipping and in a similar geological setting to Tucano. Mutum is the first targeted drilling program completed by Beadell on an early-stage target outside of the Tucano Mine Corridor. The new results are highly encouraging and reinforced the Company's view of the potential for the Tucano greenstone belt to deliver new gold discoveries in the future.

Additional permitting and surveys will be completed in early 2017 prior to follow up drilling in the dry season.

Tartaruga Project (100%)

The Tartaruga project is 100% owned by the Group and is located in the Amapá State, Brazil, 120 km northeast of Tucano. The project was acquired in 2007 and includes a JORC Inferred resource of 6.45 Mt @ 1.63 g/t gold for 337,000 oz. Auger drilling was completed in March 2016. A review of targets and ranking exercise was completed as part of a property-wide exploration prioritisation exercise during the year.

SERRA DA CANGA
6 km long auger
anomaly up to 4 m @ 2.22 g/t
T3
3 km soil anomaly
MUTUM
4 km Long soil anomaly
hosted in BIF
Shallow RAB drill results
7 m @ 5.13 g/t
2 m @ 4.71 g/t
JANAINA
10 km long BIF,
coincident gold soil
anomaly
URUCUM FAR NORTH
URUCUM
TAP C
TAP AB
T4
T5
MUTUM
SERRA DO NAVIO
TUCANO
GOLD MINE
PEDRA BRANCA
LEGEND

Diagram 3. Tucano Greenstone Tenure

8

BEADELL

RESOURCES & RESERVES

Summaries of Gold Ore Reserves and Mineral Resources as at 31 December 2016, produced in accordance with the 2012 Edition of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the JORC Code) are presented in the tables 1 and 2 below, respectively. A complete detailed public report on the Resource and Reserve update is also available on the Company's website.

Total Mineral Resources as at 31 December 2016 were 67.0 million tonnes @ 1.82 g/t gold for 3.92 million ounce representing a 11% increase in grade and ounces compared to 67.2 million tonnes @ 1.64 g/t gold for 3.54 million ounces as at 31 December 2015. This is an increase of 379,000 ounces (11%) on the 2015 Mineral Resource and a 547,000 ounces (16%) increase on the 2015 Mineral Resource depleted for 168,000 ounces in 2016.

The Mineral Resource increase is predominantly a result of successful near mine drilling programs at Tap AB in 2016, where open pit resources at Tap AB increased substantially to 18.0 million tonnes @ 1.84 g/t gold for 1,060,000 ounces. This is an increase of 360,000 ounces (51%) on the 2015 Tap AB Open Pit Mineral Resource and 436,000 ounces (70%) increase on the 2015 Tap AB Open Pit Mineral Resource depleted for mining of 76,000 ounces in 2016.

Open pit Mineral Resources at the Urucum deposit decreased by 13% to 15.1 million tonnes @ 1.58 g/t gold for 768,000 ounces. This is a decrease of 119,000 ounces (13%) on the 2015 Urucum Open Pit Mineral Resource and a 68,000 ounce (8%) decrease on the 2015 Urucum Open Pit Mineral Resource depleted for mining of 51,000 ounces in 2016. Substantial resource delineation drilling to improve the quality of the resource was completed at Urucum in 2016.

Table 1: Gold Resources As at 31 December 2016

BRAZIL	MEASURED			INDICATED			INFERRED			TOTAL			LOWER CUT-OFF
	TONNES ('000)	GRADE g/t Au	OUNCES ('000)	TONNES ('000)	GRADE g/t Au	OUNCES ('000)	TONNES ('000)	GRADE g/t Au	OUNCES ('000)	TONNES ('000)	GRADE g/t Au	OUNCES ('000)	g/t
Urucum Surface Oxide	713	1.13	26	609	1.29	25	96	0.96	3	1,418	1.19	54	0.5
Tap AB Surface Oxide	2,980	2.05	197	4,559	1.94	285	1,228	1.58	62	8,768	1.93	544	0.5
Tap C Surface Oxide	566	0.97	18	312	0.90	9	88	0.70	2	966	0.92	29	0.5
Tap D Surface Oxide	16	1.03	1	135	1.13	5	89	1.42	4	241	1.23	10	0.5
Duckhead Surface Oxide	89	4.24	12	140	1.74	8	60	1.56	3	289	2.47	23	1.0
Total Oxide	**4,365**	**1.80**	**253**	**5,756**	**1.79**	**332**	**1,562**	**1.48**	**75**	**11,682**	**1.76**	**659**	
Urucum Surface Primary	5,822	1.53	287	7,395	1.70	405	494	1.43	23	13,711	1.62	714	0.5
Urucum Underground Primary	263	4.03	34	2,660	4.21	360	8,810	2.15	609	11,733	2.66	1,004	1.2
Tap AB Surface Primary	2,155	1.78	123	4,233	1.81	247	2,804	1.62	146	9,192	1.75	516	0.5
Tap AB Underground Primary	0	0.00	0	0	0.00	0	4,216	2.85	386	4,216	2.85	386	1.2
Tap C Surface Primary	482	1.22	19	1,980	1.22	78	1,044	1.35	45	3,507	1.26	142	0.5
Tap D Surface Primary	32	0.89	1	11	0.86	0	11	1.71	1	54	1.04	2	0.5
Duckhead Surface Primary	115	2.28	8	264	2.26	19	262	1.81	15	641	2.08	43	1.0
Total Primary	**8,870**	**1.66**	**472**	**16,543**	**2.09**	**1,109**	**17,641**	**2.16**	**1,225**	**43,054**	**2.03**	**2,807**	
Urucum Surface Total	6,535	1.49	313	8,004	1.67	430	590	1.36	26	15,129	1.58	768	0.5
Urucum Underground Total	263	4.03	34	2,660	4.21	360	8,810	2.15	609	11,733	2.66	1,004	1.2
Tap AB Surface Total	5,135	1.94	320	8,792	1.88	532	4,032	1.61	208	17,960	1.84	1,060	0.5
Tap AB Underground Total	0	0.00	0	0	0.00	0	4,216	2.85	386	4,216	2.85	386	1.2
Tap C Surface Total	1,048	1.09	37	2,292	1.18	87	1,133	1.30	47	4,473	1.19	171	0.5
Tap D Surface Total	49	0.94	1	146	1.11	5	100	1.45	5	295	1.20	11	0.5
Duckhead Surface Total	205	3.14	21	404	2.08	27	322	1.76	18	930	2.20	66	1.0
Total Oxide and Primary	**13,235**	**1.70**	**725**	**22,299**	**2.01**	**1,441**	**19,202**	**2.11**	**1,300**	**54,736**	**1.97**	**3,466**	
High Grade Stockpile	603	1.08	21	-	-	-	-	-	-	603	1.08	21	0.5
Low Grade Stockpile	1,977	0.62	40	-	-	-	-	-	-	1,977	0.62	40	0.5
Spent Ore Stockpile	1,721	0.65	36	-	-	-	-	-	-	1,721	0.65	36	0.5
Marginal Ore Stockpiles	1,517	0.43	21	-	-	-	-	-	-	1,517	0.43	21	0.3
Total Stockpiles	**5,819**	**0.63**	**118**	**-**	**-**	**-**	**-**	**-**	**-**	**5,819**	**0.63**	**118**	
Tartaruga	-	-	-	-	-	-	6,451	1.63	337	6,451	1.63	337	0.5
Total Brazil	**19,054**	**1.38**	**843**	**22,299**	**2.01**	**1,441**	**25,653**	**1.99**	**1,637**	**67,006**	**1.82**	**3,921**	

9

Beadell Resources Limited Annual Report 2016

RESOURCES & RESERVES

Total Ore Reserves as at 31 December 2016 were 28.2 million tonnes @ 1.74 g/t gold for 1.58 million ounce representing a 7% increase in ounces compared to 28.9 million tonnes @ 1.59 g/t gold for 1.48 million ounces as at 31 December 2015. This is an increase of 99,000 ounces (7%) on the 2015 Reserve and a 267,000 ounces (18%) increase on the 2015 Reserve depleted for 168,000 ounces in 2016.

The Ore Reserves increase is predominantly a result of successful near mine drilling programs at Tap AB in 2016, where Open Pit Ore Reserves at Tap AB increased substantially to 8.9 million tonnes @ 1.76 g/t gold for 503,000 ounces. This is an increase of 145,000 ounces (41%) on the 2015 Tap AB Open Pit Ore Reserve and a 221,000 ounces (78%) increase on the 2015 Tap AB Open Pit Reserve depleted for mining of 76,000 reserve ounces in 2016.

Open Pit Ore Reserves at Urucum remained materially unchanged at 10.54 million tonnes @ 1.68 g/t gold for 568,000 ounces. This is a decrease of 28,000 ounces (5%) on the 2015 Urucum Open Pit Ore Reserve and a 23,000 ounces (4%) increase on the 2015 Urucum Open Pit Reserve depleted for mining of 51,000 ounces in 2016.

Table 2: Gold Reserves As at 31 December 2016

BRAZIL	PROVED RESERVE			PROBABLE RESERVE			TOTAL MINERAL INVENTORY			CUT OFF
	TONNES ('000)	GRADE g/t Au	OUNCES ('000)	TONNES ('000)	GRADE g/t Au	OUNCES ('000)	TONNES ('000)	GRADE g/t Au	OUNCES ('000)	g/t
Urucum Open Pit Oxide	327	1.22	13	149	1.22	6	476	1.22	19	0.7
Urucum East Open Pit Oxide	-	-	-	150	1.72	8	150	1.72	8	0.7
Tap AB Open Pit Oxide	2,486	1.74	139	3,121	1.80	180	5,607	1.77	319	0.6
Tap C Open Pit Oxide	400	1.03	13	206	0.96	6	606	1.01	20	0.6
Duckhead Open Pit Oxide	2	0.90	0	1	4.19	0	3	1.55	0	0.8
Total Oxide	**3,215**	**1.60**	**165**	**3,627**	**1.72**	**201**	**6,842**	**1.66**	**366**	
Urucum Open Pit Primary	4,697	1.63	246	5,364	1.76	303	10,062	1.70	549	0.8
Urucum East Open Pit Fresh	-	-	-	16	1.50	1	16	1.50	1	0.7
Urucum Underground Primary	-	-	-	2,972	3.61	345	2,972	3.61	345	
Tap AB Open Pit Primary	1,618	1.71	89	1,638	1.80	95	3,255	1.76	184	0.8
Tap C Open Pit Primary	237	1.29	10	398	1.42	18	635	1.37	28	0.8
Duckhead Open Pit Primary	32	2.37	2	21	2.51	2	53	2.42	4	1.0
Total Primary	**6,585**	**1.64**	**348**	**10,409**	**2.28**	**763**	**16,993**	**2.03**	**1,111**	
Urucum Open Pit Total	5,024	1.60	259	5,513	1.74	309	10,538	1.68	568	
Urucum East Open Pit Total	-	-	-	166	1.70	9	166	1.70	9	
Urucum Underground Total	-	-	-	2,972	3.61	345	2,972	3.61	345	
Tap AB Open Pit Total	4,104	1.73	228	4,759	1.80	275	8,862	1.76	503	
Tap C Open Pit Total	637	1.13	23	604	1.26	24	1,241	1.19	48	
Duckhead Open Pit Total	35	2.27	3	21	2.55	2	56	2.38	4	
Total Oxide and Primary	**9,800**	**1.63**	**513**	**14,036**	**2.14**	**964**	**23,835**	**1.93**	**1,477**	
Open Pit Stockpile	2,597	0.70	58	-	-	-	2,597	0.70	58	0.5
Spent Ore Stockpile	1,784	0.68	39	-	-	-	1,784	0.68	39	0.5
Total Stockpiles	**4,381**	**0.69**	**98**	**-**	**-**	**-**	**4,381**	**0.69**	**98**	
Total Brazil	**14,180**	**1.34**	**610**	**14,036**	**2.14**	**964**	**28,216**	**1.74**	**1,575**	

10

COMPETENCY STATEMENT

The information is extracted from the reports "Exploration Update" created on 5 May 2016, "High Grade Tap AB1 Trough Lode Continues to Grow" created on 20 June 2016, "More High Grade Results from AB1, AB2, AB Sul and Duckhead" created on 1 August 2016, "Tucano Exploration Update" created on 10 October 2016, "New Geological Interpretation Expands Tap AB Potential" created on 6 December 2016 and "Tap AB, Torres, Duckhead Drill Results Continue to Expand" created on 2 February 2017 and "Ore Reserve and Mineral Resource update" created on 11 April 2017 and are available to view on www.beadellresources.com.au. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resources or Ore Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcement.

11

Beadell Resources Limited Annual Report 2016

CORPORATE

FINANCIAL RESULTS	DEC 2016 ($ MILLIONS)	DEC 2015 ($ MILLIONS)
Revenue and costs of production		
Sales revenue	239.8	190.6
Costs of production	(146.0)	(139.4)
Depreciation and amortisation	(41.2)	(29.5)
Gross margin	52.6	21.7
Other significant items		
Administrative expense	(19.1)	(18.8)
Impairment losses	(2.2)	(16.8)
Net finance income/(expense)	6.2	(30.5)
Income tax (expense)/benefit	(8.1)	6.9
Other items	(7.0)	(6.8)
Reported profit/(loss) after tax	**22.4**	**(44.3)**

OTHER FINANCIAL INFORMATION	($ MILLIONS)	($ MILLIONS)
Cash flow from operating activities	18.0	31.3
Cash and cash equivalents	28.3	9.7
Net assets	232.1	122.7
Basic earnings/(loss) per share	A$0.02/share	(A$0.06)/share

Gold Sales

Annual gold sales for CY2016 were 146,316 ounces at an average cash price received of US$1,245 per ounce.

Cash & Bullion

Cash and bullion as at 31 December 2016 was A$36.3 million (bullion valued at AUD/USD = 0.75 and US$1,151 per ounce).

Debt

During the year, the Company repaid US$20 million of its Santander – Itaú Facility.

Capital Raising

On 22 February 2016, the Company announced it had received commitments to raise $50 million through the placement of 256.4 million fully paid ordinary shares ("Shares") to domestic and international institutional and sophisticated investors ("Placement").

The Placement was completed in two tranches:

- Tranche 1 – the Placement of 119.8 million Shares on 2 March 2016, at an issue price of $0.195 per Share, which was not subject to shareholder approval and fell within the Company's placement capacity under ASX Listing Rule 7.1; and
- Tranche 2 – the Placement of 136.6 million Shares, at an issue price of $0.195 per Share, which was issued on 4 April 2016, following shareholder approval at a general meeting of shareholders held on 24 March 2016.

12

BEADELL

Geology Department Restructure

In June 2016, the Company announced that Dr Glen Masterman had stepped down from his Toronto based executive role but had remained on the Board of Directors of the Company as a non-executive Director. Mr Robert Watkins continued as Head of Geology for Beadell.

Tucano to Transition to Grid Power

In August, the Company, with the support of the Government of Amapa State, signed a Deed of Undertaking with Amapa Electricity Company, and has commenced required refurbishments improvements to the existing 110km 69 KV power line which terminates at the Tucano gold mine. Once the improvements are complete, Tucano is aiming to increase its grid power supply from the current 1MW to initially 5MW around middle of 2017 and ultimately to a minimum of 12MW. The reduction of reliance on diesel generated power will have an immediate and material effect on operating costs at Tucano.

Appointments of Dr Nicole Adshead-Bell and Mr Graham Donahue

At the end of September, the Company announced the appointments of Dr Nicole Adshead-Bell and Mr Graham Donahue. Dr Adshead-Bell was appointed as a Non-Executive Director. She is a geologist with over 20 years of capital markets and natural resource sector experience. Mr. Graham Donahue was appointed to the newly created role of Head of Corporate Development, based in Toronto, Canada. Mr Donahue brings over 20 years of global financial markets experience to Beadell.

Board and Management at Tucano in November 2016

13

Beadell Resources Limited Annual Report 2016

CORPORATE RESPONSIBILITY

Safety and Health

Beadell is committed with the safety and health of its employees and surrounding communities. The Company makes significant investments annually in compliance measures to ensure the prevention of accidents through the implementation of best practices in health and safety management.

During the year, the Company carried out several preventive initiatives aiming to reduce the risk exposure of its employees. Beadell's main initiatives included:

- Mine signalling plan, with speed and gear signage at the most critical points, thus avoiding the risk of equipment tipping or hitting protection structures (Fig 1,2).
- Implementation of management safety checks, where once a week all managers are invited to inspect the safety items and guide employees to perform safely activities in a previously determined area (Fig 3).
- Safety seminars, aiming to educate Beadell's operational staff of the risks inherent to the activities and good security practices guidelines (Fig 4).
- Technical Report on Environmental Working Conditions, with the objective of measuring and, if necessary, addressing risks in the work environment.
- Laboratory tests for suspected diseases such as Malaria and Leishmaniasis in the unit.
- Campaigns to eliminate mosquitoes that transmit tropical diseases such as Dengue, Malaria, Zika and Chikungunya.
- Seminars on excessive alcohol and drugs use.

During the year, the total injury frequency rate without lost time was 1.12 and the lost time injury frequency rate (LTIFR) was 0.78, using 200,000 hours for the calculation.

Figure.1

Figure.2

Figure.3

Figure.4

14

Community

At Beadell, we value our partnership with the surrounding communities of the Tucano Gold Mine and pursue meaningful, long-term relationships that respect local cultures and create lasting benefits. The Company is committed with the development of the local communities and is the main employer in region, with approximately 90% of Tucano's employees from these communities.

The Company's social projects are aligned with the "Eight Millennium Goals" established by the United Nations (UN) in 2000, which aims to mobilise countries to improve the quality of life of people. Beadell supports social projects developed in the local communities of Pedra Branca do Amapari and Serra do Navio. During 2016 the main projects were:

Hunger Free Christmas

Entrepreneurship at Schools

Open Doors Programme

Police Cadets ("Guarda Mirim" in Portuguese)

A BEADELL APOIA ESSE PROJETO SOCIAL
GUARDA MIRIM
PARCERIAS:
Ministério Público
beadell

15

Beadell Resources Limited Annual Report 2016

CORPORATE RESPONSIBILITY

Environment

Beadell is committed to ensuring effective environmental management through firstly meeting the relevant laws and secondly performing various social and environmental programs.

The Company's activities are subject to environmental and administrative licensing, which are monitored by environmental agencies through monthly, quarterly, semi-annual and annual reports depending on their complexity.

During the year, 14 environmental licenses were issued, being; six operating licenses, one Installation license, four environmental permits and three plant suppression authorisations.

Beadell performed the following environmental programs and / or actions during 2016:

- **Program for the recovery of degraded areas**

  During 2016, accesses, waste deposits and sumps were recovered in the mine amounting an area of 438.100sqm or 43.81ha. This action has the objective of regularisation of berms and slopes, construction of drainage and application of the mix of grasses using hydroseeding or manual application.

  Regarding planting of seedlings, 514 seedlings of the following species were planted: açaí (Euterpe oleracea Mart. – Arecaceae), Angelim (Dinizia sp), Biribá (Rollinia mucosa), Breu Branco (Protium heptaphyllum), Copaíba (Copaifera duckei), Ingá (Inga umbratica), Ipê (Tabebuia sp), Jaca (Artocarpus heterophyllus), Jatobá (Hymenaea courbaril), Mogno (Swietenia macrophylla), Paricá (Schizolobium amazonicum), Piquiá (Caryocar villosum), Pracaxi (Pentaclethra sp.), Urucum (Bixa orellana),which means the planting of seedlings of native species in an area of 104.300sqm, or 10,43ha.

- **Fauna Monitoring**

  Fauna Monitoring is an important tool that consists of an analysis of the environment, for a specific period, in order to diagnose the possible changes of the faunistic communities. The monitoring performed at Tucano was comprised of 12 sampling points, which are paired, having a control point and a point on influence of anthropic activities where each point has 600 meters of trail. In 2016, four sampling campaigns were carried out, with a quarterly frequency, in accordance with the conditional compliance, as established in an Environmental License issued by IMAP - Instituto do Meio Ambiente e de Ordenamento Territorial do Amapá (Institute of Environment and Territorial Planning of Amapá).

  The execution of the fauna monitoring program demonstrates the concern and responsibility of the Company with environmental damages. The maintenance of the area along with pre-established actions in ecological studies ensures the local dynamic balance of the environment, especially the perpetuation of existing species in the area.

16

Beadell Resources Limited Annual Report 2016

CORPORATE RESPONSIBILITY

Environment

- **Water quality control**

  The environmental quality of surface and groundwater in the area of the Tucano Gold Mine is monitored through a program of sampling and analysis of physical-chemical parameters. The general monitoring of the area occurs quarterly and includes 16 monitoring points, including 10 monitoring points for surface water and 6 monitoring points for groundwater.

  In 2016, four monitoring campaigns were carried out and all the results found were within the limits established by CONAMA Resolution 357/2005 and CONAMA Resolution 396/2008.

- **Wood donation to cities of Pedra Branca do Amapari and Serra do Navio-AP**

  In 2016, through an agreement between Beadell and the municipalities of Pedra Branca do Amapari and Serra do Navio, intermediated by the Public Prosecutor's Office of Pedra Branca do Amaparí District, the amount of 1,505m³ of wood for processing was destined for processing.

- **Waste Management**

  The waste management policy must harmonise the control and protection of the environment with efficient processes, seeking the lowest operating costs. The best way to contribute to waste treatment is to use the best technological and operational alternatives available in internal or external areas of the Tucano Gold Mine.

  At Tucano, different types of waste are separated according to their classification and temporarily stored in the wasting sorting area (ATR - Área de Triagem de Resíduos). Thereafter they are suitably designed to depend on their origin and/or formation material. Beadell Brasil applies five final disposal processes for its waste, namely: recycling, re-refine, incineration – co-processing, reuse and landfill. It is important to note that all ART has a licensing, issued by the competent environmental agency (IMAP).

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BEADELL

NAME AND QUALIFICATIONS	EXPERIENCE, SPECIAL RESPONSIBILITIES AND OTHER DIRECTORSHIPS
CURRENT BOARD MEMBERS	
Mr Timo Jauristo B.App.Sc, Grad Dip Fin, MAusIMM Independent Non-Executive Director *Appointed 8 December 2015*	Mr Jauristo is a geologist and seasoned mining professional with over 35 years' experience in the gold mining industry. Most recently, Mr Jauristo was Executive Vice President – Corporate Development of Goldcorp. He spent 15 years with Placer Dome in various operating and corporate roles. Mr Jauristo was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Mr Jauristo is currently a non-executive director of the TSX listed company Eastmain Resources. During the past three years, Mr Jauristo has served as a non-executive director of the TSX listed company Primero Mining (2010 to 2014). Mr Jauristo is the chairman of the Audit and Risk Management Committee and member of the Remuneration, Nomination and Diversity Committee.
Dr Glen Masterman B.Sc. (Hons), PhD, MAIG, P.Geo Non-Executive Director *Appointed 9 November 2015*	Dr Masterman is a professional geoscientist with more than 20 years' experience in executive leadership in global mining organisations with expertise in corporate strategy and business development, minerals exploration and resource development, and operations strategy. He is currently the Vice President Discovery and Chief Geologist of Evolution Mining. He previously served as Kinross' Head of Exploration over a period of seven years. Prior to Kinross, Dr Masterman was General Manager, Exploration for Bolnisi Gold, an Australian junior company that discovered and developed the Palmarejo silver-gold mine in Mexico up until its US$1.1 billion takeover by Coeur Mining in 2007. Dr Masterman was previously a non-executive director of TSXV listed companies Palamina Corp (2014-2015), Sarama Resources (2014-2016) and Soltoro Ltd (2015-2016). During 2016, Dr Masterman resigned from the position of Executive Director – Geology and Corporate Development on 14 July 2016 and was immediately appointed a Non-Executive Director.
Mr Simon Jackson FCA, B.Comm Chief Executive Officer (CEO) and Managing Director *Appointed 9 November 2015*	Mr Jackson is a Chartered Accountant with 25 years' experience in the gold industry. Most recently, Mr Jackson was a founding shareholder and President & CEO of the TSXV listed Orca Gold Inc, a junior exploration company with multiple gold discoveries in Sudan. Prior to that, he was an integral part of the senior management team at Red Back Mining Inc, which grew from a small West Perth based junior to a TSX listed intermediate producer that was taken over by Kinross Gold Corp in 2010. Mr Jackson's career includes corporate transactions and equity financings involving assets in Australia, Africa, Asia and South America. Mr Jackson is currently the non-executive chairman of the TSXV listed company Orca Gold Inc and a non-executive director of the TSXV listed company Sarama Resources Ltd. He is also a non-executive director of the ASX listed company Cardinal Resources Ltd. During the past three years, he has also served as a non-executive director of the TSXV listed company RB Energy Inc (2014 to 2015).

21

Beadell Resources Limited Annual Report 2016

DIRECTORS' REPORT

2. COMPANY SECRETARY

3. DIRECTORS' MEETINGS

The number of directors' meetings and resolutions of directors (including meetings of committees of directors) held during the year and the number of meetings (or resolutions) attended by each director were as follow:

DIRECTOR	AUDIT & RISK MANAGEMENT COMMITTEE MEETINGS		REMUNERATION, NOMINATION & DIVERSITY COMMITTEE MEETINGS		BOARD MEETINGS	
	A	B	A	B	A	B
Mr Readhead	2	2	1	1	13	13
Dr Adshead-Bell *(appointed 29 September 2016)*	•	•	•	•	2	2
Mr Hinze	2	2	1	1	13	13
Mr Jauristo	2	2	1	1	12	13
Dr Masterman	•	•	•	•	12	13
Mr Jackson	•	•	•	•	13	13

A – Number of meetings attended **B** – Number of meetings held while in office • Not a member of the committee

4. PRINCIPAL ACTIVITIES

There were no other significant changes in the nature of the activities of the Group during the period ended 31 December 2016.

Objectives

The Group's objectives are to:

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BEADELL

5. OPERATING AND FINANCIAL REVIEW

Overview of the Group

Beadell is a gold producer, with its head office in Perth, Western Australia. Its primary asset is the Tucano gold mine, located in Brazil. The Group also has an extensive portfolio of key gold exploration tenements throughout Brazil.

Operating and financial summary	DEC 2016	DEC 2015
OPERATING RESULTS		
Total Waste Moved (t) *(waste mined plus iron ore mined)*	16,655,670	17,381,302
Gold Ore Mined (t)	2,935,037	3,363,255
Total Material Moved (t)	19,590,706	20,744,556
Gold Ore Milled (t)	3,597,163	3,714,942
Head Grade (g/t)	1.45	1.14
Plant Recovery (%)	86.9%	89.3%
Total Gold Recovered (oz)	145,870	122,292
Total Gold Sold (oz)	146,316	121,469

FINANCIAL RESULTS	$ MILLIONS	$ MILLIONS
Revenue and costs of production		
Sales revenue	239.8	190.6
Costs of production	(146.0)	(139.4)
Depreciation and amortisation	(41.2)	(29.5)
Gross margin	52.6	21.7
Other significant items		
Administrative expense	(19.1)	(18.8)
Impairment losses	(2.2)	(16.8)
Net finance income/(expense)	6.2	(30.5)
Income tax (expense)/benefit	(8.1)	6.9
Other items	(7.0)	(6.8)
Reported profit/(loss) after tax	**22.4**	**(44.3)**

OTHER FINANCIAL INFORMATION	$ MILLIONS	$ MILLIONS
Cash flow from operating activities	18.0	31.3
Cash and cash equivalents	28.3	9.7
Net assets	232.1	122.7
Basic earnings/(loss) per share	A$0.02/share	(A$0.06)/share

23

Beadell Resources Limited Annual Report 2016

DIRECTORS' REPORT

Review of financial results

Sales revenue

The Group has reported a significant increase in gold sales revenue, driven primarily by a 20% increase in gold ounces sold. Revenue of $239.8 million (2015: $190.6 million) was generated from the sale of 146,316 ounces at an average price, net of smelting and refining costs, of $1,639 per ounce (2015: $1,569 per ounce).

Costs of production

Despite the strengthening of the Brazilian Real against the Group's reporting currency, the Australian Dollar, costs of production have remained relatively consistent with those reported in 2015. Pleasingly, production unit costs per ounce sold have reduced significantly year on year. Maintaining the Group's production cost base whilst increasing gold production has strongly contributed to an improved production margin in 2016.

Depreciation and Amortisation

The significant increase in depreciation and amortisation charges is primarily attributable to an increase in amortisation of capitalised stripping costs. The Group conducted a significant open pit cut-back at Duckhead in the first half of 2016 and, in keeping with accounting requirements, a substantial amount of these stripping costs were capitalised. In the second half of 2016, the capitalised stripping costs were amortised upon completion of the cut-back as the resultant gold ore was mined.

Other depreciation and amortisation charges remained consistent with 2015.

Net finance income

The Group has reported net finance income of $6.2 million, which is primarily attributable to the strengthening of the Brazilian Real against the US Dollar. Borrowings are primarily denominated in US Dollars and as a result of the strengthening Brazilian Real, the Group has recognised a foreign exchange gain of $10.3 million (2015: $26.3 million loss). The foreign exchange gain has been reduced by interest expenses of $4.0 million (2015: $3.5 million).

Income tax

Income tax expense was $8.1 million (2015: $6.9 million tax benefit). The tax expense has arisen as a result of the generation of taxable profits.

Cash Flow

Cash and cash equivalents as at 31 December 2016 totalled $28.3 million (2015: $9.7 million).

Beadell sold 146,316 ounces, including $5.4 million (2015: $5.1 million) that was booked for 3,328 ounces (2015: 3,360 ounces) awaiting settlement at 31 December 2016, generating net cash flows from operating activities of $18.0 million (2015: $31.3 million).

Cash payments for investing activities were $29.2 million (2015: $38.0 million) and were largely represented by payments for the construction of the tailings dams, deferred stripping and site improvements.

Cash inflows from financing activities were $27.6 million (2015: $5.4 million). Cash inflows were principally represented by share capital raising proceeds of $47.85 million offset by the net repayment of borrowings of $23.2 million and interest payments of $1.9 million.

Review of operations

Tucano Gold Mine

Gold Production

Gold production totalled 145,870 ounces in the year, representing an increase of 19% over 2015 and in line with the CY2016 guidance.

Mining

During the year, 19,590,706 tonnes of ore and waste were mined and moved, including 2,935,037 tonnes of gold ore mined at a grade of 1.46 g/t.

Mining during the first half of 2016 was predominantly from Tap AB1, AB2, Tap AB3, Urucum Central North and Urucum South, while the Duckhead cutback continued during the period. The use of fresh rock for construction, maintenance and sheeting of haul roads and pit ramps was a key factor in the significantly improved ability to move material from the pits in the wet conditions during the first half.

In the second half of 2016, mining was predominantly from Tap AB1, Tap AB2, Urucum Central North, Urucum South and Tap D Sul, with the Duckhead cutback being completed in September. The good performance at those pits in producing ounces mined helped reduce the impact of the remodelling of the pit design of Tap AB2 in the second half of 2016.

24

BEADELL

During the period, Tucano received the full explosive permit allowing the operation to purchase and store all the required explosives and accessories to optimise drill and blast.

Total high grade and low grade gold ore stockpile was 4.30 million tonnes @ 0.70 g/t gold for 96,000 ounces at the end of December 2016 and marginal stockpiles were 1.5 million tonnes @ 0.43 g/t gold for 21,000 ounces.

Processing

During the period, the CIL plant throughput was 3,597,163 tonnes, the mill feed grade was 1.45 g/t gold and the process plant recovery was 86.9%.

Process improvements during the year were made in the crusher and apron feeder area, conveyors, carbon regeneration kiln and continued in consumable management and reagent usage. Work on plant optimisation to support the revised life of mine plan was implemented with the results to form part of the 2017 budget process.

The reported lower recovery in the period was the result of a number of factors including ongoing improvements and refinements to the metallurgical accounting procedures and balances. Remedial work on agitator blades in the December quarter also contributed to a reduced recovery as retention time was impacted. A one off adjustment to gold-in-circuit balances resulted in an artificially low recovery percentage for the December 2016 quarter.

Exploration

Brazil

Tucano Gold Mine, including the Tartaruga project, contains a Mineral Resource of 67.2 million tonnes @ 1.64 g/t gold for 3.5 million ounces as at 31 December 2015. Tucano ore reserves as at 31 December 2015 were 28.9 million tonnes @ 1.59 g/t for 1.5 million ounces including underground reserves of 3.0 million tonnes @ 3.61 g/t gold for 345,000 ounces and stockpiles of 4.8 million tonnes @ 0.73 g/t gold for 113,000 ounces. Full details of the 2015 Mineral Resource and Ore Reserves are available on the Company's website. The 31 December 2016 Mineral Resource and Ore Reserve update will be available in the Company's Annual Mineral Resource and Ore Reserve Update, expected to be released in April 2017.

Near Mine Exploration

During the period, a total of 111,267 m of drilling was completed, comprising 66,989 m of grade control reverse circulation ("RC") drilling, 38,483 m of exploration / resource delineation RC drilling and a total of 5,795 m of diamond drilling.

Tap AB to Torres

During the year, the discovery of a high grade lode at Tap AB1 Trough Lode and Tap AB1 Central Lode was the highest priority drill target for oxide gold resource definition and extension at Tucano. Results included 64 m @ 4.29 g/t gold from 150 m and 51 m @ 2.37 g/t gold from 160 m. Significant high grade results were also received from the Tap AB 2 Trough Lode extending the southern part of the shoot at depth. Results up to 20 m @ 27.96 g/t gold from 35 m highlighted the high grade nature within the core of the shoots. The Tap AB Trough Lodes are within 2 km of the Tucano mill.

In the December quarter, a key new geological interpretation resulted from detailed structural work. It is now thought that gold mineralisation postdates the initial lithological offset on the Mata Fome fault and therefore, the Tap AB1 Trough Lode is not the southern offset continuation of the Tap AB2 Trough Lode, but formed contemporaneously in separate structural positions, demonstrating along strike potential for both the AB1 and AB2 Trough lodes.

Importantly, new results from Tap AB Sul and Tap AB Norte to the south and north of the Tap AB open pit respectively, also suggested potential to grow open pit oxide resources along the highly prospective trough lode contact.

Additionally, encouraging early stage drill results were reported at the Torres target located approximately 1 km south of Tap AB open pit on the same geological contact as the high grade Tap AB Trough Lodes.

Duckhead

During the year, a stand out result was received of 48 m @ 11.62 g/t gold from 66 m including 3 m @ 87.69 g/t gold from 97 m and 4 m @ 49.1 g/t gold from 124 m located 60 m below the base of the current open pit represented the first real indication that the high grades continue into fresh rock below the open pit.

Gold Nose & Woodpecker

During the period, encouraging results were received at the Gold Nose prospect, 1 km southeast of Duckhead of up to 10 m @ 8.20 g/t gold from 53 m and at Woodpecker, located 500 m northwest of Duckhead where resampling of an iron ore hole returned 2 m @ 11.44 g/t gold from 89 m.

25

Beadell Resources Limited Annual Report 2016

DIRECTORS' REPORT

Urucum Underground

A positive Pre-Feasibility Study ("PFS") was announced on 31 March 2016 based on results of the deep core drilling program completed at Urucum North in 2015. AMC Consultants Pty Ltd completed the study which yielded a pre-tax NPV 5% (gold price US$1,200) and IRR of $69 million and 39%, respectively. Probable underground ore reserves were 3.0 million tonnes grading 3.61 g/t gold for 345,000 ounces. Measured, Indicated and Inferred Resources totalled 4.8 million tonnes grading 3.76 g/t Au form 575,000 ounces at a 1.6 g/t lower cut off.

The stated results of the PFS were based on the Measured and Indicated Mineral Resources re-estimated to take into account a re-optimisation and re-design of the Urucum North open pit. Deep drilling will be aimed at upgrading the Inferred Mineral Resources (1.93 million tonnes @ 3.01 g/t for 186,000 ounces at a 1.6 g/t lower cut off) to Measured and Indicated Mineral Resources and ultimately conversion to Ore Reserves, as well as continuing to explore the mineralisation at depth.

Greenfields Exploration

Brazil

Tucano Regional

Mutum Target (100%)

Shallow reconnaissance drilling at the 100% owned Mutum target, 20 km east of Tucano, confirmed the in situ origin of a 4 km long gold-in-soil geochemical anomaly with results up to 7 m @ 5.13 g/t gold from 6m. Mineralisation is associated with a banded iron formation interpreted to be gently west-dipping and in a similar geological setting to Tucano. Mutum is the first targeted drilling program completed by Beadell on an early-stage target outside of the Tucano Mine Corridor. The new results are highly encouraging and reinforced the Company's view of the potential for the Tucano greenstone belt to deliver new gold discoveries in the future.

Additional permitting and surveys will be completed in early 2017 prior to follow up drilling in the dry season.

Tartaruga Project (100%)

The Tartaruga project is 100% owned by the Group and is located in the Amapá State, Brazil, 120 km northeast of Tucano. The project was acquired in 2007 and includes a JORC Inferred resource of 6.45 Mt @ 1.63 g/t gold for 337,000 oz. Auger drilling was completed in March 2016. A review of targets and ranking exercise was completed as part of a property-wide exploration prioritisation exercise during the year.

Significant changes in the state of affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Group that occurred during the period under review other than those listed in the above review of operations.

6. DIVIDENDS

No dividends were declared or paid during, or since the end of the year.

7. EVENTS SUBSEQUENT TO REPORTING DATE

Capital Raising

On 21 February 2017, the Company announced it had received commitments to raise $46 million through the placement of 159 million fully paid ordinary shares ("Shares") to domestic and international institutional and sophisticated investors ("Placement").

In addition to the Placement, the Company is intending to offer eligible shareholders the opportunity to participate in a Share Purchase Plan to raise up to a further $5 million, at the same Share price as the Placement.

Funds raised pursuant to the Placement will be used for the following purposes:

- Long lead time items associated with the design and construction of plant upgrades including a ball mill;
- Exploration to add quality ounces into the mine plan, both on the mining lease (including underground) and on surrounding tenements; and
- Working capital.

Settlement of the Placement occurred on 28 February 2017, with quotation and trading of the new Shares to commence on the ASX on 1 March 2017. The Placement was undertaken at an issue price of $0.29 per new Share and was made within Beadell's placement capacity under ASX listing rule 7.1.

26

BEADELL

There has not arisen in the interval between the end of the period and the date of this report any other item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future periods.

8. LIKELY DEVELOPMENTS

The Group is focused on improving operational performance aiming on producing profitable ounces and converting exploration upside to resources and reserves at its Tucano gold mine.

Exploration activities on Brazilian exploration assets will continue in 2017, with a particular emphasis on opportunities at Tap AB, Torres and Mutum.

9. ENVIRONMENTAL REGULATION

The Group's operations are subject to environmental laws and regulations under the Brazilian (State and Federal) legislation depending on the activities undertaken. Compliance with these laws and regulations is regarded as a minimum standard for the Group to achieve. There were no known significant breaches of these regulations during the year.

The Group's Australian operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The Board believes that the Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the Group.

10. DIRECTORS' INTERESTS

The relevant interest of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the Group and other related bodies corporate, as notified by the Directors to the Australian Securities Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report are:

DIRECTOR	ORDINARY SHARES	OPTIONS OVER ORDINARY SHARES ISSUED AS REMUNERATION
Mr Readhead	3,723,200	1,750,000
Dr Adshead-Bell *(appointed 29 September 2016)*	-	-
Mr Hinze	384,610	1,750,000
Mr Jauristo	256,410	1,750,000
Dr Masterman	1,403,910	875,000
Mr Jackson	512,820	6,000,000

Notes:

(a) On 27 September 2016 the Board invited Dr Adshead-Bell to apply for 1,750,000 options to acquire shares in the Company, subject to shareholder approval at the General Meeting on 18 May 2017. These options have been provisionally expensed in accordance with accounting standards from the date of issue (being the Board resolution) see section 16.2.1.

27

Beadell Resources Limited Annual Report 2016

DIRECTORS' REPORT

11. SHARE OPTIONS

Options granted to directors and executives of the Company

During or since the end of the period, the Company have granted the following options to directors and senior executives.

	NUMBER OF OPTIONS GRANTED
Non-Executive Directors	
Mr Readhead	1,750,000
Dr Adshead-Bell *(appointed 29 September 2016)*	-
Mr Hinze	1,750,000
Mr Jauristo	1,750,000
Dr Masterman	5,000,000
Executive Directors	
Mr Jackson	6,000,000
Executives	
Mr Barrett	-
Mr Holmes	-

Unissued shares under unlisted options related to remuneration

At the date of this report, unissued ordinary shares of the Company under option that are related to remuneration are:

EXPIRY DATE	EXERCISE PRICE	NUMBER OF UNISSUED SHARES
30 June 2017	$0.65	1,800,000
20 September 2018	$0.93	250,000
31 December 2018	$0.20	17,900,000
30 September 2019 *(vesting 30 September 2017)*	$0.54	2,500,000
31 December 2019	$0.25	18,775,000
30 September 2020 *(vesting 30 September 2018)*	$0.63	2,500,000
		43,725,000

All unissued shares are ordinary shares of the Company.

All options expire on the earlier of their expiry date or, if not vested, on termination of the employee's employment. Further details about share-based payments to directors and KMP are included in the remuneration report in section 16.

These options do not entitle the holder to participate in any share issue of the Company.

Unissued shares under unlisted options not related to remuneration

At the date of this report, the Company has no unissued shares under unlisted options not related to remuneration.

Shares issued on exercise of options

During or since the end of the financial year, the Group issued ordinary shares of the Company as a result of the exercise of options as follows (there are no amounts unpaid on the shares issued):

NUMBER OF SHARES	AMOUNT PAID ON EACH SHARE
3,250,000	$0.20
750,000	$0.25

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BEADELL

Forfeiture of unissued shares

During or since the end of the period, the following unissued shares of the Company forfeited as a result of failure to meet vesting conditions.

DATE OF FORFEITURE	EXERCISE PRICE	NUMBER OF UNISSUED SHARES
16-May-16	$0.20	100,000
16-May-16	$0.25	100,000
30-Aug-16	$0.25	1,625,000
31-Jan-17	$0.37	375,000
31-Jan-17	$0.43	375,000
		2,575,000

Expiration of unissued shares

There were no unissued shares expiring during or since the end of the financial year.

12. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Group provides insurance to cover legal liability and expenses for the directors and executive officers of the Company. The directors' and officers' liability insurance provides cover against all costs and expenses that may be incurred in defending civil or criminal proceedings that fall within the scope of the indemnity and that may be brought against the officers in their capacity as officers. Disclosure of the nature of the liability cover and amount of the premium is subject to a confidentiality clause under the insurance policy.

The Group has not provided any insurance or indemnity for the auditor of the Company.

13. NON-AUDIT SERVICES

During the period KPMG, the Company's auditor, provided no services in addition to their statutory duties in Australia and Brazil (2015: nil).

14. LEAD AUDITOR'S INDEPENDENCE DECLARATION

The Lead auditor's independence declaration is set out on page 90 and forms part of the Directors' Report for the period ended 31 December 2016.

15. ROUNDING OFF

The Group is of a kind referred to in ASIC Instrument 2016/191 dated 24 March 2016 and in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

29

Beadell Resources Limited Annual Report 2016

DIRECTORS' REPORT

16. REMUNERATION REPORT – AUDITED

16.1 PRINCIPLES OF REMUNERATION – AUDITED

Key management personnel ("KMP") have authority and responsibility for planning, directing and controlling the activities of the Group. KMP include Directors of the Company and other executives, whom during the period have been identified as:

NAME	POSITION	PERIOD IN POSITION DURING THE YEAR
Non-Executive Directors		
Mr Craig Readhead	Independent Non-Executive Director, Chairman	Full year
Dr Nicole Adshead-Bell	Independent Non-Executive Director	Appointed 29 September 2016
Mr Brant E. Hinze	Independent Non-Executive Director	Full year
Mr Timo Jauristo	Independent Non-Executive Director	Full year
Dr Glen Masterman	Non-Executive Director	From 15 July 2016
Executive Directors		
Mr Simon Jackson	CEO and Managing Director	Full year
Dr Glen Masterman	Executive Director – Geology and Corporate Development	1 January to 14 July 2016
Executives		
Mr Gregory Barrett	CFO and Company Secretary	Full year
Mr Peter Holmes	Chief Operating Officer	Full year

Notes:

(a) During 2016 Dr Masterman resigned from the position of Executive Director – Geology and Corporate Development on 14 July 2016 and was immediately appointed a Non-Executive Director.

The Remuneration, Nomination and Diversity Committee is charged with setting remuneration for the Australian based KMP.

Remuneration levels for KMP are competitively set to attract and retain appropriately qualified and experienced directors and executives, reward the achievement of strategic objectives and achieve the broader outcome of creation of value for shareholders. The Board determines remuneration packages using trends in comparative companies and the objectives of the Group's remuneration strategy.

The remuneration structure takes into account:

- the capability and experience of the KMP;
- the KMP's ability to control the relevant segment's performance; and
- the Group's performance regarding operational success as reflected by growth in share price and delivering constant returns on shareholder wealth.

Remuneration structures may include fixed and performance linked remuneration.

The table below represents the target remuneration mix for group executives in the current year. The short-term incentive ("STI") is provided at target levels, and the long-term incentives ("LTI") amount is provided based on the value granted for the current year.

		AT RISK	
	Fixed remuneration	Short-term incentive	Long-term incentive
CEO & Managing Director, CFO and COO	45%	23%	32%

Fixed remuneration

Fixed remuneration consists of base remuneration and employer contributions to superannuation funds.

Remuneration levels are reviewed annually by the Remuneration, Nomination and Diversity Committee through a process that considers individual, segment and overall performance of the Group. In addition, external consultants may be engaged to provide analysis and advice to ensure the directors' and senior executives' remuneration is competitive in the market place.

Further details regarding executive officers' remuneration can be found at section 16.2 of this Directors' Report.

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BEADELL

Performance linked remuneration

Performance linked remuneration includes both STI and LTI plans, and is designed to reward KMP for meeting or exceeding the financial and key performance metrics.

STI Plan

Amounts paid or payable under the Group's STI Plans are as described in Section 16.2 of this Directors' Report.

Australian Executive STI Plan 2016

The Board determined that the STI opportunity would be payable up to 50% of the executives individual total fixed remuneration for the twelve month period to 31 December 2016 based on the achievement of the following STI performance measures:

- Production (145,000 – 160,000 ounces): 20% of STI opportunity;
- All-In Sustaining Costs ("AISC") (US$715 – US$815 per ounce): 20% of STI opportunity;
- Earnings per share (A$/share): 20% of STI opportunity;
- Resources growth (ounces): 20% of STI opportunity; and
- Safety (LTI's): 20% of STI opportunity.

The Remuneration, Nomination and Diversity Committee will review actual outcomes against the abovementioned performance measures following the release of the Annual Ore Reserve and Mineral Resource Update in April 2017.

Australian Executive STI Plan 2017

The Board and the Remuneration, Nomination and Diversity Committee has established the terms of the Australian Executive STI Plan for the year to 31 December 2017.

The STI opportunity to be payable will be up to 50% of their respective total fixed remuneration for the period 1 January 2017 to 31 December 2017. The STI performance measures relate to achieving the following:

- Production (140,000 – 150,000 ounces): 20% of STI opportunity;
- All-In Sustaining Costs ("AISC") (US$830 – US$930 per ounce): 20% of STI opportunity;
- Earnings measure based on EBITDA: 20% of STI opportunity;
- Safety (LTI's): 20% of STI opportunity; and
- Personal KPI: 20% of STI opportunity.

Any payment of STI opportunity is subject to final approval by the Board. The Board may, in its absolute discretion, vary payments of STI opportunity regardless of achievement of STI performance measures.

In the event of a change of control of the Company, participants are entitled to a pro rata incentive payment for the current performance period, based on the achievement of performance targets to date. The Board, as it exists immediately prior to a change of control, may, in its absolute discretion, determine that any additional amounts should be paid to the participants.

LTI Plan

The LTI Plan consists of share based payments in the form of employee share options or performance rights. The Remuneration, Nomination and Diversity Committee determine if any share based payments will be provided to executives under the LTI Plan.

On 21 January 2016, the shareholders of the Company approved a new Employee Option Scheme ("2015 EOS"). All options granted subsequent to 21 January 2016 were granted under the 2015 EOS. All options granted prior to 21 January 2016 were granted under the prior Employee Option Scheme ("2007 EOS").

The key terms of the 2007 EOS and the key changes adopted in the 2015 EOS are described following.

2007 EOS

- Options will be issued free of charge to eligible employees. The exercise price of the options shall be as the Directors, in their absolute discretion, determine, provided that it shall not be less than that amount which is equal to 90% of the average market price of the shares in the 5 days in which sales in the shares were recorded immediately preceding the day on which the Directors resolve to offer the options;
- The Board may limit the total number of options which may be exercised under the EOS in any year;

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Beadell Resources Limited Annual Report 2016

DIRECTORS' REPORT

- Options shall lapse upon the earlier of:
  (a) the expiry of the exercise date;
  (b) the option holder ceasing to be an employee by reason of dismissal, resignation or termination of employment, office or services for any reason, unless waived by the Board;
  (c) the expiry of 30 days after the option holder ceases to be an employee by reason of retirement; or
  (d) a determination by directors that the option holder has acted fraudulently, dishonestly or in breach of his or her obligations to the Group.
- Shares issued pursuant to the exercise carry the same rights and entitlements as other shares on issue;
- Options may contain minimum service periods and/or achievement of performance hurdles for them to vest; and
- Options are not quoted on the ASX.

During the period and since the 2007 EOS was last approved by shareholders on 19 May 2014, 23,000,000 options were issued under the 2007 EOS.

2015 EOS

The key changes adopted in the 2015 EOS are as follows.

- Eligible participants are full-time and part-time employees (including Directors) or any other Eligible Participant in accordance with ASIC Class Order 14/1000, which may include contractors and casual employees;
- The maximum number of options that may be offered under the EOS from time to time is limited to such number as will not breach applicable ASX Listing Rules, the Corporations Act or any other applicable legislation;
- There is no maximum number of options that may be made issuable to any one person or company. However, the Directors may limit the total number of options which may be exercised under the EOS in any one year.

Other key terms of the 2015 EOS are consistent with those of the 2007 EOS.

Further details regarding the 2015 EOS can be found on the Notice of Extraordinary General Meeting created on 16 December 2015 available at the Company's website.

Options granted to KMP during the period are discussed at section 16.3.1 of this Directors' Report.

Performance Rights (Rights)

The Performance Rights Plan ("PRP") was last approved by the Company's shareholders at the 2016 Annual General Meeting ("AGM"). The Rights issued under the PRP will be awarded subject to meeting pre-determined performance conditions. The awarded Rights will be subject to vesting conditions and shares will subsequently be issued through an automatic exercise of the Rights, for nil consideration.

2016 LTI Plan

On 10 November 2015, the Company announced changes in the composition of its Board and Management team. Accordingly, as part of the remuneration package of the new board members, a proposed grant of options to Directors under the 2015 EOS was submitted to shareholders for approval in a General Meeting held on 21 January 2016. In addition, the Board approved the grant of options under the 2007 EOS to the senior management.

The following options were granted to the KMP during 2016:

	NUMBER OF OPTIONS GRANTED
Non-Executive Directors	
Mr Readhead	1,750,000
Mr Hinze	1,750,000
Mr Jauristo	1,750,000
Dr Masterman	5,000,000
Executive Director	
Mr Jackson	6,000,000

32

BEADELL

Notes:

(a) Dr Masterman was granted options while he was an executive director. Since he stepped down from the executive role on 14 July 2016 and remained as a non-executive director, 1,625,000 options forfeited to align his number of options to the number of options granted to non-executive directors.

2017 LTI Plan

The 2017 LTI will consist of either Employee Options or Share Performance Rights. Given the grant of these Options or Rights will be subject to Shareholder Approval at the forthcoming AGM in May, the Remuneration, Nomination and Diversity Committee will determine a suitable LTI at the next Committee Meeting to be held prior to the Notice of AGM being finalised.

Consequences of performance on shareholder wealth

In considering the Group's performance and benefits for shareholder wealth, the Remuneration, Nomination and Diversity Committee have regard to the following indices in respect of the current financial year and the previous four financial years.

	2016	2015	2014	2013	2012
Profit/(Loss) after tax ($'000's)	22,354	(44,345)	13,533	113,549	(42,993)
Results from operating activities ($'000's)	24,282	(20,695)	49,542	99,818	(27,484)
Share price ($/share)	0.27	0.14	0.225	0.79	0.98
EPS ($/share)	0.02	(0.06)	0.02	0.15	(0.06)

Profit is one of the financial performance measures considered in setting the STI. Profit amounts have been calculated in accordance with the Australian Accounting Standards ("AASBs").

Other benefits

KMP are not entitled to receive additional benefits as part of the terms and conditions of their appointment.

Service contracts

It is the Group's policy that service contracts for KMP are unlimited in term and capable of termination by either party.

The service contracts of the Company's Non-Executive Directors do not require any notice periods upon termination. The service contracts of Mr Jackson, Mr Barrett and Mr Holmes require 12 months' written notice. The Company may elect to make a payment to these KMP in lieu of notice for all or part of the notice period, subject to restraint conditions after the employment is terminated.

In the case of wilful or fraudulent misconduct, the Group retains the right to terminate all service contracts without notice.

KMP are entitled to receive on termination of employment their statutory entitlements, including any accrued annual and long service leave, together with any superannuation benefits. Each service contract outlines the components of remuneration paid to KMP, but does not prescribe how remuneration levels are modified year to year.

Non-Executive Directors

Aggregate remuneration payable to all Non-Executive Directors, last approved by the Company's shareholders at the 2012 AGM, is not to exceed $500,000 per annum. Directors' fees cover all regular board activities and membership of two committees.

As at the end of the year, each non-executive director receives base fees up to $100,000 per annum and the Chairman receives a base fee up to $125,000 per annum, plus superannuation of 9.5% when applicable.

16.2 DIRECTORS' AND EXECUTIVE OFFICERS' REMUNERATION – AUDITED

Overview of directors' and executive officers' remuneration disclosure

At section 16.2.1 the Company has prepared a 'Realised Remuneration' disclosure for each director and executive officer. This disclosure contains non-IFRS information and is not required under the Corporations Act 2001. It has been included to provide a greater understanding of actual remuneration received by each director and executive officer.

Disclosure required under IFRS and the Corporations Act 2001 is provided at section 16.2.2 and disclosed as 'Statutory Remuneration'. A reconciliation of Realised Remuneration and Statutory Remuneration can be found at section 16.2.3.

33

34

DIRECTORS' REPORT

16.2.1 REALISED REMUNERATION – AUDITED

The Realised Remuneration table presented below includes cash remuneration in the form of salaries, fees, bonuses and superannuation and the value of equity instruments granted as share based payments which were sold or converted to ordinary shares during the year. The value of equity instruments disclosed is;

- the cash received from the sale of the equity instrument, or
- the market value of the ordinary shares received on the date of conversion, less any amounts paid by the holder in order to convert the equity instrument into ordinary shares.

The table does not include non-cash share based payment accounting expenses recorded in the Company's Financial Statements as required by IFRS.

	SALARY & FEES $	CASH BONUS $	SUPERANNUATION $	VALUE OF OPTIONS $	VALUE OF PERFORMANCE RIGHTS $	TOTAL (BEFORE TAX) $
12 months ended 31 December 2016						
Non-executive directors						
Mr Readhead, Chairman	125,961	-	11,966	-	-	137,927
Dr Adshead-Bell *(appointed 29 September 2016)*	25,769	-	-	-	-	25,769
Mr Hinze	115,385	-	-	-	-	115,385
Mr Jauristo	107,308	-	-	-	-	107,308
Dr Masterman *(appointed 14 July 2016)*	43,186	-	3,737	-	-	46,923
Executive directors						
Mr Jackson, Managing Director	578,981	-	27,500	-	-	606,481
Dr Masterman, Exploration Director *(resigned 14 July 2016)*	256,687	-	-	475,000	-	731,687
Executives						
Mr Barrett, Company Secretary, CFO	473,378	-	24,907	-	-	498,285
Mr Holmes, COO	470,785	-	27,500	-	-	498,285
Total realised remuneration (Group)	**2,197,440**	**-**	**95,610**	**475,000**	**-**	**2,768,050**

Notes:

(a) Dr Masterman exercised 2,500,000 options with an exercise price of \$0.20. The value of each option exercised is calculated as the closing market price of ordinary shares on the date of exercise of \$0.39 per share less the exercise price of \$0.20 per option.

Beadell Resources Limited Annual Report 2016

16.2.1 REALISED REMUNERATION – AUDITED

	SALARY & FEES $	CASH BONUS $	SUPERANNUATION $	VALUE OF OPTIONS $	VALUE OF PERFORMANCE RIGHTS $	TOTAL (BEFORE TAX) $
12 months ended 31 December 2015						
Non-executive directors						
Mr Readhead, Chairman	163,147	-	7,186	-	-	170,333
Mr Hinze *(appointed 9 November 2015)*	15,000	-	-	-	-	15,000
Mr Jauristo *(appointed 8 December 2015)*	6,923	-	-	-	-	6,923
Executive directors						
Mr Jackson, Managing Director *(appointed 9 November 2015)*	85,310	-	5,028	-	-	90,338
Dr Masterman, Exploration Director *(appointed 9 November 2015)*	58,847	-	-	-	-	58,847
Executives						
Mr Barrett, Company Secretary, CFO	460,222	-	36,489	-	-	496,711
Mr Holmes, COO *(appointed 9 November 2015)*	69,229	-	4,992	-	-	74,221
Total realised remuneration (Group)	**858,678**	**-**	**53,695**	**-**	**-**	**912,373**

BEADELL

35

Beadell Resources Limited Annual Report 2016

36

DIRECTORS' REPORT

16.2.2 STATUTORY REMUNERATION – AUDITED

Disclosure of the remuneration of each director and executive officer as required by IFRS and the Corporations Act 2001 is presented in the table below.

	SALARY & FEES (SHORT TERM) $	CASH BONUS (SHORT TERM) $	SUPER (POST-EMPLOYMENT) $	TERMINATION BENEFITS $	SBP OPTIONS $	SBP PERFORMANCE RIGHTS $	TOTAL $	PERFORMANCE RELATED %
12 months ended 31 December 2016								
Non-executive directors								
Mr Readhead, Chairman	125,961	-	11,966	-	44,378	-	182,305	24%
Dr Adshead-Bell *(appointed 29 September 2016)*	25,769	-	-	-	35,844	-	61,613	58%
Mr Hinze	115,385	-	-	-	44,378	-	159,763	28%
Mr Jauristo	107,308	-	-	-	46,771	-	154,079	30%
Dr Masterman, Exploration Director *(appointed 14 July 2016)*	43,186	-	3,737	-	34,695	-	81,618	43%
Executive directors								
Mr Jackson, Managing Director	578,981	-	27,500	-	152,154	-	758,635	20%
Dr Masterman, Exploration Director	256,687	-	-	-	-	-	256,687	0%
Executives								
Mr Barrett, Company Secretary, CFO	473,378	-	24,907	-	138,501	89,498	726,284	31%
Mr Holmes, COO	470,785	-	27,500	-	138,501	-	636,786	22%
Total statutory remuneration (Group)	**2,197,440**	**-**	**95,610**	**-**	**635,222**	**89,498**	**3,017,770**

16.2.2 STATUTORY REMUNERATION – AUDITED

	SALARY & FEES (SHORT TERM) $	CASH BONUS (SHORT TERM) $	SUPER (POST-EMPLOYMENT) $	TERMINATION BENEFITS $	SBP OPTIONS $	SBP PERFORMANCE RIGHTS $	TOTAL $	PERFORMANCE RELATED %
12 months ended 31 December 2015								
Non-executive directors								
Mr Readhead, Chairman	163,147	-	7,186	-	58,270	-	228,603	25%
Mr Hinze *(appointed 9 November 2015)*	15,000	-	-	-	58,270	-	73,270	80%
Mr Jauristo *(appointed 8 December 2015)*	6,923	-	-	-	55,740	-	62,663	89%
Executive directors								
Mr Jackson, Managing Director *(appointed 9 November 2015)*	85,310	-	5,028	-	199,782	-	290,120	69%
Dr Masterman, Exploration Director *(appointed 9 November 2015)*	58,847	-	-	-	166,485	-	225,332	74%
Executives								
Mr Barrett, Company Secretary, CFO	460,222	-	36,489	-	176,882	89,131	762,724	35%
Mr Holmes, COO *(appointed 9 November 2015)*	69,229	-	4,992	-	176,882	-	251,103	70%
Total statutory remuneration (Group)	**858,678**	**-**	**53,695**	**-**	**892,311**	**89,131**	**1,893,815**	

Notes:

(a) The fair value of share based payments ("SBP") are calculated at the date of grant using the Black Scholes option-pricing model for options and a combination of the Monte Carlo and/or Trinomial Lattice pricing models for performance rights. SBP expense is allocated to each period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the SBP's recognised as an expense in each reporting period.

(b) Options for Dr Adshead-Bell have been provisionally expensed in accordance with accounting standards from the date of issue (being the Board resolution). These options are subject to shareholder approval at General Meeting on 18 May 2017.

37

BEADELL

Beadell Resources Limited Annual Report 2016

DIRECTORS' REPORT

16.2.3 RECONCILIATION OF REALISED REMUNERATION TO STATUTORY REMUNERATION

	2016 $	2015 $
Total Realised Remuneration (Group)	2,768,050	912,373
Treatment of Share Based Payments:		
Add: Statutory Remuneration accounting expense of options recognised in the period	635,222	892,311
Add: Statutory Remuneration accounting expense of performance rights recognised in the period	89,498	89,131
Less: Realised Remuneration valuation of options exercised during the period	(475,000)	-
Total Statutory Remuneration (Group)	**3,017,770**	**1,893,815**

16.3 EQUITY INSTRUMENTS – AUDITED

All rights and options refer to rights and options over ordinary shares of the Company, which are exercisable on a one for one basis according to the rules of the PRP and EOS.

16.3.1 OPTIONS AND RIGHTS OVER EQUITY INSTRUMENTS GRANTED AS REMUNERATION – AUDITED

Details on options over ordinary shares in the Company that were granted as compensation to each key management person during the reporting period and details on options that vested during the reporting period are as follows:

	NUMBER OF OPTIONS GRANTED IN 2016	GRANT DATE	FAIR VALUE PER OPTION AT GRANT DATE $	EXERCISE PRICE PER OPTION $	EXPIRY DATE	NUMBER OF OPTIONS VESTED IN 2016
Non-executive directors						
Mr Readhead	875,000	21-Jan-16	$0.0606	$0.20	31-Dec-18	875,000
	875,000	21-Jan-16	$0.0596	$0.25	31-Dec-19	
Dr Adshead-Bell *(appointed 29 September 2016)*	-	-	-	-	-	
Mr Hinze	875,000	21-Jan-16	$0.0606	$0.20	31-Dec-18	875,000
	875,000	21-Jan-16	$0.0596	$0.25	31-Dec-19	
Mr Jauristo	875,000	21-Jan-16	$0.0606	$0.20	31-Dec-18	875,000
	875,000	21-Jan-16	$0.0596	$0.25	31-Dec-19	
Dr Masterman	2,500,000	21-Jan-16	$0.0606	$0.20	31-Dec-18	2,500,000
	2,500,000	21-Jan-16	$0.0596	$0.25	31-Dec-19	
Executive director						
Mr Jackson	3,000,000	21-Jan-16	$0.0606	$0.20	31-Dec-18	3,000,000
	3,000,000	21-Jan-16	$0.0596	$0.25	31-Dec-19	
Executives						
Mr Barrett	-	-	-	-	-	2,500,000
Mr Holmes	-	-	-	-	-	2,500,000

38

BEADELL

Notes:

(a) Unvested options granted in the period contain minimum service period requirements.

(b) All options have been provided at no cost to recipients.

(c) All options expire on the earlier of their expiry date or termination of the individuals' appointment.

No performance rights were granted to the key management personnel during the period. 300,892 performance rights granted to Mr Barrett in the financial year ended 31 December 2014 did not meet the performance measures and lapsed on 31 December 2016.

16.3.2 ISSUE OF EQUITY INSTRUMENTS GRANTED AS REMUNERATION – AUDITED

During the reporting period, the following shares were issued on the exercise of options previously granted as remuneration:

	NUMBER OF SHARES	VALUE OF OPTIONS EXERCISED $	AMOUNT PAID $/SHARE
12 months ended 31 December 2016			
Directors			
Dr Masterman	2,500,000	475,000	0.20

Notes:

(a) There are no amounts unpaid on the shares issued as a result of the exercise of the options in the 2016 financial year.

(b) Value of options exercised is calculated as the closing market price of shares of the Company on the date of exercise after deducting the exercise price paid.

(c) No shares were issued on the conversion of performance rights during the period.

39

Beadell Resources Limited Annual Report 2016

DIRECTORS' REPORT

16.3.3 DETAILS OF EQUITY INCENTIVES AFFECTING CURRENT AND FUTURE REMUNERATION – AUDITED

Details of vesting profiles of the rights and options held by each KMP of the Group as at 31 December 2016 are detailed below:

KMP		INSTRUMENT	GRANT DATE	% VESTED IN YEAR	% LAPSED/ FORFEITED IN YEAR	FINANCIAL YEARS IN WHICH GRANT VESTS
Non-executive directors						
Mr Readhead	Options	875,000	21-Jan-16	100%	-%	2016
	Options	875,000	21-Jan-16	-%	-%	2017
Dr Adshead-Bell *(appointed 29 September 2016)*	-	-	-	-	-	-
Mr Hinze	Options	875,000	21-Jan-16	100%	-%	2016
	Options	875,000	21-Jan-16	-%	-%	2017
Mr Jauristo	Options	875,000	21-Jan-16	100%	-%	2016
	Options	875,000	21-Jan-16	-%	-%	2017
Dr Masterman	Options	2,500,000	21-Jan-16	100%	-%	2016
	Options	2,500,000	21-Jan-16	-%	65%	2017
Executive director						
Mr Jackson	Options	3,000,000	21-Jan-16	100%	-%	2016
	Options	3,000,000	21-Jan-16	-%	-%	2017
Executives						
Mr Barrett	Options	750,000	12-Jun-12	-%	-%	2013
	Options	750,000	12-Jun-12	-%	-%	2014
	Rights	300,892	19-May-14	100%	100%	2016
	Rights	799,222	20-May-15	-%	-%	2017
	Options	2,500,000	18-Nov-15	-%	-%	2015
	Options	2,500,000	18-Nov-15	100%	-%	2016
Mr Holmes	Options	2,500,000	18-Nov-15	-%	-%	2015
	Options	2,500,000	18-Nov-15	100%	-%	2016

Notes

(a) 1,625,000 options granted to Dr Masterman forfeited, as he stepped down from his executive position.

(b) 300,892 rights granted to Mr Barrett in the financial year ending 31 December 2014 lapsed due to failure to meet performance measures.

40

BEADELL

16.3.4 ANALYSIS OF MOVEMENTS IN EQUITY INSTRUMENTS – AUDITED

The movement during the reporting period, by value, of rights or options over ordinary shares in the Company held by each key management person during the year is detailed below.

	VALUE OF RIGHTS GRANTED DURING THE YEAR $	VALUE OF OPTIONS GRANTED DURING THE YEAR $	GROSS VALUE OF RIGHTS OR OPTIONS EXERCISED DURING THE YEAR $	NET VALUE OF RIGHTS OR OPTIONS EXERCISED DURING THE YEAR $
Directors			-	-
Mr Readhead	-	105,194	-	-
Dr Adshead-Bell *(appointed 29 September 2016)*	-	-	-	-
Mr Hinze	-	105,194	-	-
Mr Jauristo	-	105,194	-	-
Mr Jackson	-	360,667	-	-
Dr Masterman	-	300,556	975,000	475,000
Executives				
Mr Barrett	-	-	-	-
Mr Holmes	-	-	-	-
Total	**-**	**976,805**	**975,000**	**475,000**

Notes:

(a) The value of rights granted in the year reflects the fair value of the rights calculated at grant date. The total value of the rights granted is included in the table above; however, the amount is actually allocated to remuneration over the vesting period.

(b) The value of options granted in the year reflects the fair value of the options calculated at grant date. The total value of the options granted is included in the table above; however, the amount is actually allocated to remuneration over the vesting period. Options issued for Dr Adshead-Bell are subject to shareholder approval at General Meeting on 18 May 2017.

(c) The gross value at exercise date has been determined by the Company's share price at close of business on the exercise date multiplied by the number of options exercised.

(d) The net value at exercise date is calculated as the closing market price of ordinary shares on the date of exercise less the exercise price.

41

42

DIRECTORS' REPORT

16.3.5 OPTIONS AND RIGHTS OVER EQUITY INSTRUMENTS

The movement during the reporting period, by number of rights and options over ordinary shares in the Company held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

Options

	HELD AT 1 JAN 16	GRANTED AS COMPENSATION	EXERCISED	LAPSED	CANCELLED/ FORFEITED	HELD AT 31 DEC 16	VESTED DURING THE PERIOD	VESTED AND EXERCISABLE AT 31 DEC 16
Non-executive directors								
Mr Readhead	-	1,750,000	-	-	-	1,750,000	875,000	875,000
Dr Adshead-Bell *(appointed 29 September 2016)*	-	-	-	-	-	-	-	-
Mr Hinze	-	1,750,000	-	-	-	1,750,000	875,000	875,000
Mr Jauristo	-	1,750,000	-	-	-	1,750,000	875,000	875,000
Dr Masterman	-	5,000,000	2,500,000	-	1,625,000	875,000	2,500,000	-
Executive director								
Mr Jackson	-	6,000,000	-	-	-	6,000,000	3,000,000	3,000,000
Executives								
Mr Barrett	6,500,000	-	-	-	-	6,500,000	2,500,000	6,500,000
Mr Holmes	5,000,000	-	-	-	-	5,000,000	2,500,000	5,000,000

Performance Rights

	HELD AT 1 JAN 16	GRANTED AS COMPENSATION	AWARDED	LAPSED	FORFEITED	HELD AT 31 DEC 16	VESTED DURING THE PERIOD	VESTED AND EXERCISABLE AT 31 DEC 16
Executive								
Mr Barrett	1,100,114	-	-	300,892	-	799,222	300,892	-

Rights that lapsed during the year were granted during the financial year ended 31 December 2014.

Beadell Resources Limited *Annual Report 2016*

BEADELL

16.3.6 GRANT OF EQUITY INSTRUMENTS AS REMUNERATION SINCE THE END OF THE PERIOD – AUDITED

No equity instruments have been granted to KMP since the end of the period.

16.4 ANALYSIS OF BONUSES INCLUDED IN REMUNERATION – AUDITED

No cash bonuses were included in the KMP remuneration during financial period, as a result of failure to achieve and satisfy specified performance criteria.

16.5 PAYMENTS TO PERSONS BEFORE TAKING OFFICE – AUDITED

There were no payments made to persons before taking office during the period.

16.6 KEY MANAGEMENT PERSONNEL TRANSACTIONS – AUDITED

Movement in shares

The movement during the reporting period in the number of ordinary shares in the Company held, directly, indirectly or beneficially, by each KMP, including their related parties, is as follows:

KMP	HELD AT 1 JANUARY 2016	RECEIVED ON EXERCISE OF OPTIONS	OTHER CHANGES*	HELD AT 31 DECEMBER 2016
Non-executive Directors				
Mr Readhead	945,000	-	2,778,200	3,723,200
Dr Adshead-Bell *(appointed 29 September 2016)*	-	-	-	-
Mr Hinze	-	-	384,610	384,610
Mr Jauristo	-	-	256,410	256,410
Dr Masterman	-	2,500,000	(1,096,090)	1,403,910
Executive Directors				
Mr Jackson	-	-	512,820	512,820
Executives				
Mr Barrett	12,191,651	-	(7,191,651)	5,000,000
Mr Holmes	-	-	-	-

* Other changes represent shares that were purchased or sold during the year.

This report is made with a resolution of the Directors:

Simon Jackson
CEO & Managing Director

Dated at Perth, this 28th day of February 2017

43

Beadell Resources Limited Annual Report 2016

CONSOLIDATED FINANCIAL STATEMENTS

	NOTE	DEC 2016 $'000	DEC 2015 $'000
Assets			
Cash and cash equivalents	*15*	28,298	9,721
Restricted cash	*16*	283	5,059
Prepayments		1,351	947
Gold bullion awaiting settlement	*14*	5,360	5,058
Trade and other receivables	*13*	29,267	16,791
Inventories	*10*	55,464	57,534
Total current assets		**120,023**	**95,110**
Trade and other receivables	*13*	153	66
Inventories	*10*	53,049	-
Exploration and evaluation assets		498	673
Mineral properties	*12*	28,428	17,734
Property, plant and equipment	*11*	134,942	122,573
Deferred tax assets	*9*	18,553	20,108
Total non-current assets		**235,623**	**161,154**
Total assets		**355,646**	**256,264**
Liabilities			
Trade and other payables	*21*	44,230	38,189
Employee benefits	*19*	5,129	2,774
Borrowings	*17*	54,637	49,497
Provisions	*23*	4,527	2,751
Total current liabilities		**108,523**	**93,211**
Employee benefits	*19*	204	180
Borrowings	*17*	6,949	34,061
Provisions	*23*	7,845	6,130
Total non-current liabilities		**14,998**	**40,371**
Total liabilities		**123,521**	**133,582**
Net assets		**232,125**	**122,682**
Equity			
Share capital	*22*	254,435	206,585
Reserves	*22*	(4,963)	(49,065)
Accumulated (losses)/profits		(17,347)	(34,838)
Total equity		**232,125**	**122,682**

The notes are an integral part of these consolidated financial statements.

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BEADELL

	NOTE	DEC 2016 $'000	DEC 2015 $'000
Revenue		239,845	190,554
Cost of sales	6	(191,913)	(172,898)
Gross profit		**47,932**	**17,656**
Other income		118	217
Administrative expenses		(19,094)	(18,788)
Project exploration and evaluation expenses		(1,449)	(809)
Impairment losses		(2,239)	(16,808)
Other expenses		(986)	(2,163)
Results from operating activities		**24,282**	**(20,695)**
Finance income		10,644	774
Finance expense		(4,491)	(31,323)
Net finance income/(expense)	8	**6,153**	**(30,549)**
Profit/(Loss) for the period before income tax		**30,435**	**(51,244)**
Income tax (expense)/benefit	9	(8,081)	6,899
Profit/(Loss) for the period after income tax		**22,354**	**(44,345)**
Other comprehensive profit/(loss)			
Items that may be reclassified subsequently to profit or loss			
Foreign currency translation differences for foreign operations	8	37,310	(46,558)
Other comprehensive profit/(loss) for the period net of tax		**37,310**	**(46,558)**
Total comprehensive profit/(loss) for the year		**59,664**	**(90,903)**
Earning per share:			
Basic earnings/(loss) per share ($)	18	0.02	(0.06)
Diluted earnings/(loss) per share ($)	18	0.02	(0.06)

The notes are an integral part of these consolidated financial statements.

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Beadell Resources Limited Annual Report 2016

46

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2016

	NOTE	SHARE CAPITAL $'000	TRANSLATION RESERVE $'000	SHARE BASED PAYMENTS RESERVE $'000	OPTION PREMIUM RESERVE $'000	TAX RESERVE $'000	ACCUMULATED PROFITS/(LOSSES) $'000	TOTAL EQUITY $'000
Balance at 1 January 2016		206,585	(73,446)	14,024	3	10,354	(34,838)	122,682
Total comprehensive income for the period								
Profit for the period		-	-	-	-	-	22,354	22,354
Other comprehensive income								
Foreign currency translation differences	8	-	37,310	-	-	-	-	37,310
Total other comprehensive income		**-**	**37,310**	**-**	**-**	**-**	**-**	**37,310**
Total comprehensive income for the period		**-**	**37,310**	**-**	**-**	**-**	**22,354**	**59,664**
Transactions with owners recorded directly in equity								
Contributions by and distributions to owners								
Issue of ordinary shares		50,500	-	-	-	-	-	50,500
Equity transaction costs		(2,650)	-	-	-	-	-	(2,650)
Share based payments	20	-	-	1,929	-	-	-	1,929
Transfer to tax reserve	24	-	-	-	-	4,863	(4,863)	-
Total contributions by and distributions to owners		**47,850**	**-**	**1,929**	**-**	**4,863**	**(4,863)**	**49,779**
Balance as at 31 December 2016		**254,435**	**(36,136)**	**15,953**	**3**	**15,217**	**(17,347)**	**232,125**

The notes are an integral part of these consolidated financial statements.

BEADELL

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2015

	NOTE	SHARE CAPITAL $'000	TRANSLATION RESERVE $'000	SHARE BASED PAYMENTS RESERVE $'000	OPTION PREMIUM RESERVE $'000	TAX RESERVE $'000	ACCUMULATED PROFITS/(LOSSES) $'000	TOTAL EQUITY $'000
Balance at 1 January 2015		206,585	(26,888)	12,937	3	11,708	17,494	221,839
Total comprehensive income for the period								
(Loss) for the period		-	-	-	-	-	(44,345)	(44,345)
Other comprehensive income								
Foreign currency translation differences	8	-	(46,558)	-	-	-	-	(46,558)
Total other comprehensive income		-	**(46,558)**	**-**	**-**	**-**		**(46,558)**
Total comprehensive income for the period		**-**	**(46,558)**	**-**	**-**	**-**	**(44,345)**	**(90,903)**
Transactions with owners recorded directly in equity								
Contributions by and distributions to owners								
Dividends		-	-	-	-	-	(7,987)	(7,987)
Share based payments	20	-	-	1,087	-	-	-	1,087
Transfer to tax reserve	22	-	-	-	-	(1,354)	-	(1,354)
Total contributions by and distributions to owners		**-**	**-**	**1,087**	**-**	**(1,354)**	**(7,987)**	**(8,254)**
Balance as at 31 December 2015		**206,585**	**(73,446)**	**14,024**	**3**	**10,354**	**(34,838)**	**122,682**

The notes are an integral part of these consolidated financial statements.

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Beadell Resources Limited Annual Report 2016

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2016

	DEC 2016 $'000	DEC 2015 $'000
Cash flow from operating activities		
Profit/(Loss) for the year	22,354	(44,345)
Adjustments for:		
Depreciation	41,188	29,521
Net Impairment losses	2,239	16,808
Net loss on sale of plant and equipment	669	994
Net finance (income)/costs	(6,153)	30,549
Equity-settled share-based payment transactions	1,929	1,087
Income tax expense/(benefit)	8,081	(6,899)
	70,307	**27,715**
Changes in:		
Inventories	(50,980)	(14,550)
Gold bullion awaiting settlement	(302)	9,877
Trade and other receivables	(12,563)	(8,526)
Prepayments	(404)	2,268
Trade and other payables	6,042	13,963
Provisions and employee benefits	5,870	526
Net cash from operating activities	**17,970**	**31,273**
Cash flow from investing activities		
Interest received	1,972	856
Proceeds on sale of property plant and equipment	-	54
Payments for property, plant and equipment	(31,142)	(38,862)
Net cash used in investing activities	**(29,170)**	**(37,952)**
Cash flow from financing activities		
Transfers from restricted cash held for security	4,776	33,520
Proceeds from issue of share capital, net of transaction costs	47,850	-
Repayment of loans and borrowings	(23,182)	(17,658)
Interest paid on loans	(1,872)	(2,468)
Dividends paid	-	(7,987)
Net cash from financing activities	**27,572**	**5,407**
Net increase/(decrease) in cash and cash equivalents	16,372	(1,272)
Cash and cash equivalents 1 January	9,721	13,398
Effect of exchange rate fluctuations on cash held	2,205	(2,405)
Cash and cash equivalents 31 December	**28,298**	**9,721**

The notes are an integral part of these consolidated financial statements.

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BEADELL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY

The consolidated financial statements of the Company as at and for the period from 1 January 2016 to 31 December 2016 comprise the Company and its subsidiaries (together referred to as the "Group" and individually as "Group Entities").

The nature of the operations and principal activities of the Group are described in the Directors' Report.

2. BASIS OF PREPARATION

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ("AASBs") (including Australian Interpretations) adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards ("IFRSs") and interpretations adopted by the International Accounting Standards Board ("IASB").

The financial statements were approved by the Board of Directors on 28 February 2017.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

(c) Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Company's functional currency.

The Company is of a kind referred to in ASIC Instrument 2016/191 dated 24 March 2016 and in accordance with that Instrument, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(d) Use of estimates and judgements

Set out below is information about:

- critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements; and
- assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year.

Critical judgements

Going concern

The directors consider the going concern basis of preparation to be appropriate based on forecast cash flows. As at 31 December 2016, the Group has $54,637,000 of debt due for repayment within the next 12 months. The directors intend to review the Group's debt repayment schedules and anticipate that debt repayments will be funded from operating cash flows and through applying some of the funds from the recent capital raising, if required. Refer to Note 27 for further information regarding the recent capital raising.

Historically, seasonal weather conditions have adversely impacted the Group's mining operation which has resulted in challenges in meeting sales and production budgets. The cash flow forecast takes these circumstances into consideration and also depends on successful mining operations and processing activities in accordance with management's schedule and forecast gold price and foreign exchange assumptions to enable cash flow forecasts to be achieved. Should operations not successfully achieve forecasts, forecast gold sales, or foreign exchange rates not be achieved, the Group may require additional funding in the form of debt or equity or a combination of the two.

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Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimates and assumptions

Restoration obligations

Significant estimation is required in determining the provision for site restoration as there are many factors that may affect the timing and ultimate cost to rehabilitate sites where construction, mining and/or exploration activities have taken place. These factors include future development and exploration activities, changes in the cost of goods and services required for restoration activities and changes to the legal and regulatory framework governing restoration obligations. These factors may result in future actual expenditure differing from amounts currently provided.

Ore Reserves

Economically recoverable ore reserves represent the estimated quantity of product in an area of interest that can be expected to be profitably extracted, processed and sold under current and foreseeable economic conditions. The Group determines and reports ore reserves under the standards incorporated in the Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves, 2012 edition ("JORC Code"). The determination of ore reserves includes estimates and assumptions about a range of geological, technical and economic factors, including: quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices, and exchange rates. Changes in ore reserves impact the assessment of recoverability of exploration and evaluation assets, provisions for site restoration, the carrying amount of assets depreciated on units of production basis and the recognition of deferred taxes, including tax losses.

Exploration and evaluation assets

Determining the amount of exploration and evaluation expenditure capitalised in accordance with the Group's accounting policies requires estimates and assumptions as to future events and circumstances, in particular, whether successful development and commercial exploitation, or alternatively sale of the respective area of interest will be achieved. Critical to this assessment are estimates and assumptions as to Ore Reserves (refer above), the timing of expected cash flows, exchange rates, commodity prices and future capital requirements. Any such estimates and assumptions may change as new information becomes available, which may require adjustments to the carrying value of assets. If, after having capitalised the expenditure, a judgement is made that an impairment indicator exists, an impairment loss is recorded in the income statement in accordance with the Group's accounting policies.

In addition, an allocation of the cost associated with acquired mineral rights to individual projects is performed on acquisition. This allocation process requires estimates and judgement by management as to the value of those projects acquired.

Recognition of tax losses

A deferred tax asset is recognised for unused tax losses only if it is probable that future taxable profits will be available to utilise those losses. Determination of future taxable profits requires estimates and assumptions as to future events and circumstances, in particular, whether successful development and commercial exploitation, or alternatively sale, of the respective area of interest will be achieved. This includes estimates and judgements about commodity prices, ore reserves, exchange rates, future capital requirements, future operational performance and the timing of estimated cash flows. Changes in these estimates and assumptions could impact on the amount and probability of estimated taxable profits and accordingly the recoverability of deferred tax assets.

Impairment of assets

The recoverable amount of each non-financial asset or cash generating unit ("CGU") is determined as the higher of the value in use and fair value less costs to sell. Determination of the recoverable amount of an asset or CGU based on a discounted cash flow model requires the use of estimates and assumptions, including: the appropriate rate at which to discount cash flows, timing of cash flows, the expected life of the area of interest, commodity prices, exchange rates, ore reserves, future capital requirements and operational performance. Changes in these estimates and assumptions impact the recoverable amount of the asset or CGU and accordingly could result in an adjustment to the carrying amount of that asset or CGU.

Ore stockpiles

Net realisable value tests are performed at each reporting date and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete and bring the product to sale. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage. Stockpile tonnages are verified by periodic surveys.

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BEADELL

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities. The Group has not elected to early adopt any accounting standards or amendments.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Transactions and balances eliminated on consolidation

Intra-group balances, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii) Business combinations

For every business combination, the Group identifies the acquirer, which is the combining entity that obtains control of the other combining entities or businesses. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another.

Measuring goodwill or discount in a business combination

The Group measures goodwill as the fair value of the consideration transferred including the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Where the net amount of identifiable assets exceeds fair value of consideration transferred, a discount on acquisition has arisen and the resultant gain is recognised in the Group's profit or loss. Provisional accounting for fair values is used where the Group has not completed final valuations. Where provisional accounting has been used, the Group completes final valuations within a year of acquisition.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and entity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

Contingent liabilities

A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Non-controlling interest

The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.

Transaction costs

Transaction costs that the Group incurs in connection with a business combination, such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed as incurred.

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Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the operation at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at balance sheet date are translated to the presentation currency at the balance date at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for the effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are measured using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in profit or loss, except for qualifying cash flow hedges which are recognised in the other comprehensive income to the extent the hedge is effective.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Australian dollars at exchange rates at reporting date. The income and expenses of foreign operations are translated to Australian dollars at average exchange rates prevailing during the period. Foreign currency differences are recognised in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the income statement.

(c) Financial instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, restricted cash, borrowings and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured at amortised cost, less any impairment charges.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank, cash on hand and short term deposits at call. Short term deposits have original maturities of 3 months or less that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in fair value.

Restricted cash

Restricted cash comprises cash at bank and short term deposits that have been given as security in relation to the Group's borrowings. As the Group has given security over these balances they are not eligible for recognition as cash and cash equivalents.

Trade and other receivables

Receivables are initially recorded at fair value expected to be received when there has been a significant passing of significant risks and rewards of ownership. Collectability of debtors is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off and an allowance for doubtful debts is raised where objective evidence exists that the debt will not be collected.

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BEADELL

Bullion awaiting settlement

Bullion awaiting settlement comprises gold that has not been turned out by the Group's refiner prior to period end. Bullion awaiting settlement is initially recognised at fair value less costs to sell and represents revenue to the Group as it has met the criteria defined at note 3(d) below.

Trade and other payables

Trade and other payables are carried at amortised cost. The amounts are unsecured and typically settled in 30 to 60 days of recognition. Due to their short term nature, balances are generally not discounted.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Subsequent to initial measurement, borrowings are recorded at amortised cost using the effective interest rate method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual drawdown of the facility, are amortised on a straight line basis over the term of the facility.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(ii) Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividends are recognised as a liability in the period in which they are declared.

(d) Revenue

Revenue is recognised and measured at fair value of the consideration received or receivable to the extent that it is probable that the economic benefit will flow to the Group and the revenue can be measured reliably. The following specific criteria must also be met before revenue is recognised:

(i) Gold sales

Gold sales revenue is recognised when;

- there has been a transfer of risks and rewards from the Group to an external party,
- no further processing is required by the Group,
- the quality and quantity of the gold has been determined, and
- the sale is probable.

Each of the above criteria are satisfied at the point at which the Group's bullion transporter takes custody of gold bullion for delivery to the Group's external refiner.

(ii) Rental income

Rental income is recognised in profit or loss on a straight-line basis over the term of the lease.

(e) Royalties

Royalty obligations based on quantity produced or as a percentage of revenue that do not have the characteristics of income tax, are included in costs of sales.

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Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(f) Exploration and evaluation expenditure

Exploration and evaluation costs, excluding acquisition costs, are expensed as incurred. Acquisition costs are accumulated in respect of each separate area of interest.

Exploration and evaluation assets are only recognised if the rights to the area are current and either:

(i) the acquisition costs are expected to be recouped through successful development and exploitation of the area of interest; or

(ii) activities in the area of interest have not at the reporting date, reached a state which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are assessed for impairment if:

(i) sufficient data exists to determine technical feasibility and commercial viability; and

(ii) facts and circumstances suggest the carrying amount exceeds the recoverable amount.

For the purposes of impairment testing, exploration and evaluation assets are allocated to CGU's to which the exploration activity relates. The CGU shall not be larger than the area of interest.

Once technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine property assets within property, plant and equipment.

In the event that an area of interest is abandoned or if the directors consider the exploration and evaluation assets attributable to the area of interest to be of reduced value, the exploration and evaluation assets are impaired in the period in which the assessment is made. Each area of interest is reviewed at each reporting period and accumulated costs are written off to the extent that they will not be recoverable in the future.

(g) Mineral properties

Mineral properties represents expenditure in respect of capitalised exploration, evaluation, feasibility and other capitalised expenditure previously accumulated and carried forward as mineral properties under development in relation to areas of interest in which gold production has now commenced. Mine properties are stated at cost, less accumulated amortisation and accumulated impairment losses.

Mine properties are amortised on a unit-of-production basis over the economically recoverable reserves of the mine concerned, resulting in an amortisation charge proportional to the depletion of the economically recoverable mineral resources. Amortisation begins at the commencement of commercial production.

(h) Deferred stripping

The Group defers stripping costs during the production phase of its surface mining operations. Stripping costs that generate a benefit of improved access to future components of an ore body and meet the definition of an asset are recognised as stripping activity assets. Stripping activity assets are depreciated on a units of production basis over the useful life of the identifiable component of the ore body that becomes more accessible as a result of the stripping activity. Stripping activity assets form part of property, plant and equipment.

(i) Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within other income or other expenses in profit or loss. When re-valued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

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BEADELL

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably.

The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation

Depreciation of mine specific plant and equipment and buildings and infrastructure is charged to the statement of profit and loss and other comprehensive income on a units of production basis over the economically recoverable reserves of the mine concerned, except in the case of assets whose useful life is shorter than the life of mine, in which case the straight line method is used. The unit of account is ore milled.

Depreciation of non-mine specific plant and equipment is charged to the statement of profit and loss and other comprehensive income on a straight line basis over the estimated useful lives of each asset.

In the current and comparative periods useful lives are as follows:

- plant and equipment 2 - 20 years
- fixtures and fittings 5 - 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

(j) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognised on the Group's statement of financial position.

(k) Leases

Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. This will be the case if the following criteria are met:

- the fulfilment of the arrangement is dependent on the use of a specific asset(s); and
- the arrangement contains the right to use the asset(s).

At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, an asset and a liability are recognised at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance charge on the liability is recognised using the Group's incremental borrowing rate.

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Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(l) Impairment

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognised in profit or loss and any subsequent reversals of impairment losses are also recognised in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Non-financial assets

The carrying amounts of the Group's non-financial assets (excluding deferred tax assets and inventories) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, known as CGU's.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGU's are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m) Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as a personnel expense in profit or loss when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

Short-term benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Long-term benefits

The Group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and, where applicable, prior periods plus related on costs; that benefit is discounted to determine its present value and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group's obligations.

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Share-based payment transactions

The Group operates equity-settled share-based payment employee share and option schemes. The fair value of the equity to which employees become entitled is measured at grant date and recognised as an expense over the vesting period, with a corresponding increase to share based payments reserve. The fair value of options and performance rights is ascertained using a recognised pricing model which incorporates all market vesting conditions.

The fair value of options is measured using the Black-Scholes formula and the fair value of the Performance Rights is measured using a combination of the Monte Carlo and/or Trinomial Lattice pricing models.

Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The cost of share based payment transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The cumulative expense recognised for share based payment transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Company, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award.

(n) Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o) Finance income and expense

Finance income comprises interest income, ineffective portion of changes in fair value of cash flow hedges and changes in fair value of derivatives not designated as cash flow hedges.

Finance expense comprises impairment losses recognised on financial assets and borrowing costs recognised using the effective interest method that are not directly attributable to the acquisition, construction or production of a qualifying asset and transaction costs not eligible for capitalisation.

Foreign currency gains and losses are reported on a net basis.

57

Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of the asset, all other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

(p) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Site restoration

Mine closure and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas specific to the site. Provisions are recognised at the time that the environmental disturbance occurs.

The provision is the best estimate of the present value of the future cash flows required to settle the restoration obligation at the reporting date, based on current legal requirements and technology. Future restoration costs are reviewed annually and any changes are reflected in the present value of the restoration provision at the end of the financial year.

The amount of the provision for future restoration costs is capitalised as an asset and recognised in Mineral Properties and is depreciated over the useful life of the mineral resource. The unwinding of the effect of discounting on the provision is recognised as a finance cost. Restoration expenditure is capitalised to the extent that it is probable that the future economic benefits associated with restoration expenditure will flow to the Group.

(q) Value Added Taxes ("VAT")

Revenue, expenses and assets are recognised net of the amount of goods and services tax and equivalent indirect taxes, except where the amount of tax incurred is not recoverable from the taxation authority. In these circumstances, the tax is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated with the amount of tax included. The net amount of tax recoverable from, or payable to, the taxation authority is included as a current asset or liability in the balance sheet. Cash flows are included in the statement of cash flows on a gross basis. The tax components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(r) Earnings per share

The Group presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

(s) Operating segments

The Group determines and presents operating segments based on the information that is provided to the Managing Director, who is the Group's chief operating decision maker.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the Board to make decisions about the allocation of resources to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise predominantly of administrative expenses. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

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BEADELL

(t) Inventories

Gold bullion that has not been dispatched to the Group's refiner, gold in circuit and ore stockpiles are physically measured or estimated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less estimated costs of completion and costs of selling the final product.

Cost is determined by the weighted average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including depreciation and amortisation incurred in converting gold ore to bullion.

Consumable stores are valued at the lower of cost and net realisable value.

(u) New accounting standards and interpretations

The Group has adopted the following new standards and amendments, which are effective for annual periods beginning on or after 1 January 2016.

- AASB 2014-4 Amendments to Australian Accounting Standards – Clarification of Acceptable Methods of Depreciation and Amortisation
- Annual Improvements 2012-2014 Cycle
- AASB 2015-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 101
- AASB 2015-3 Amendments to Australian Accounting Standards arising from Withdrawal of AASB 1031 Materiality

The adoption of new amendments to standards and interpretations has not had a material impact on the Group's financial statements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2016, and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out below. The Group does not plan to adopt these standards early.

AASB 9 includes revised guidance on the classification and measurement of financial instruments, including a new credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and de-recognition of financial instruments from AASB 139. AASB 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group has not yet determined the impact of this standard.

AASB 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including AASB 118 Revenue and AASB 111 Construction Contracts. AASB 15 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The Group has not yet determined the impact of this standard.

AASB 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligations to make lease repayments. AASB 16 is effective for annual reporting periods beginning on or after 1 January 2019, with early adoption permitted. The Group has not yet determined the impact of this standard.

59

Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. FINANCIAL RISK MANAGEMENT

Overview

This note presents information about the Group's exposure to credit, liquidity and market risks, objectives, policies and processes for measuring and managing risk and the management of capital.

The Group has established a Risk Management Policy and Risk Management Strategy. The Group's Risk Management Policy and Strategy address the Group's exposure to and management of credit, market and liquidity risks.

Credit risk

Cash, cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits. The Group limits its credit risk by holding cash balances and demand deposits with reputable counterparties with acceptable credit ratings.

Restricted cash

Restricted cash comprises cash balances used as security for operating leases. Cash balances used as security are held with reputable counterparties with acceptable credit ratings.

Bullion awaiting settlement

The Group's gold bullion awaiting settlement comprises gold bullion on hand at, or in transit to, the Group's refiner. Gold bullion awaiting settlement is generally settled within 2 days of delivery into a sales contract.

Trade and other receivables

The Group's trade and other receivables at balance date principally comprise VAT receivables. At 31 December 2016, the ageing of trade and other receivables that were not impaired was as follows:

	DEC 2016 $'000	DEC 2015 $'000
Neither past due nor impaired	2,173	1,186
Total	**2,173**	**1,186**

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BEADELL

Exposure to credit risk

The carrying amounts of the Group's financial assets represent maximum exposure to credit risk, by region and in total as set out below;

	NOTE	DEC 2016 $'000	DEC 2015 $'000
Australia			
Cash and cash equivalents		14,857	190
Restricted cash		44	4,888
Trade and other receivables		34	36
		14,935	5,114
Brazil			
Cash and cash equivalents		13,441	9,531
Restricted cash		239	171
Gold bullion awaiting settlement		5,360	5,058
Trade and other receivables		2,139	1,150
		21,179	15,910
Total			
Cash and cash equivalents	*15*	28,298	9,721
Restricted cash	*16*	283	5,059
Gold bullion awaiting settlement	*14*	5,360	5,058
Trade and other receivables	*13*	2,173	1,186
Exposure to credit risk		**36,114**	**21,024**

Liquidity risk

As at balance date, the following are the contractual maturities of financial liabilities, including estimated interest payments:

	CARRYING AMOUNT $'000	CONTRACTUAL CASH FLOWS $'000	6 MONTHS OR LESS $'000	6 - 12 MONTHS $'000	1 - 2 YEARS $'000	2 - 5 YEARS $'000
31 December 2016						
Trade and other payables	(44,230)	(44,230)	(44,230)	-	-	-
Borrowings	(61,586)	(61,544)	(41,046)	(13,732)	(6,766)	-
Balance as at 31 December	**(105,816)**	**(105,774)**	**(85,276)**	**(13,732)**	**(6,766)**	**-**
31 December 2015						
Trade and other payables	(38,189)	(38,189)	(38,189)	-	-	-
Borrowings	(83,558)	(86,231)	(25,442)	(24,461)	(29,232)	(7,096)
Balance as at 31 December	**(121,747)**	**(124,420)**	**(63,631)**	**(24,461)**	**(29,232)**	**(7,096)**

61

Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Market risk

The Group is exposed to fluctuations in foreign currency rates, interest rates and metals prices. In each case, future operational cash flows and ability to service current and future borrowings are affected by these fluctuations. At 31 December 2016, the Group has no hedging instruments with respect to gold prices, interest rates or foreign currency.

Currency risk

Currency risk arises from investments and borrowings that are denominated in a currency other than the respective functional currencies of Group entities.

Exposure

The Group is exposed to foreign currency risk in the form of financial instruments denominated in currencies other than the respective functional currencies of the Group. The Group's functional currencies are the Brazilian Real and the Australian Dollar.

The table following demonstrates the Group's exposure to foreign currency risk at the end of the year;

	DEC 2016 US$'000	DEC 2015 US$'000
Cash and cash equivalents	7,470	3,604
Gold bullion awaiting settlement	3,913	3,642
Trade and other payables	(888)	(1,486)
Borrowings	(37,350)	(51,416)
Statement of financial position exposure	**(26,855)**	**(45,656)**

Sensitivity analysis

Assuming all other variables remain constant, a 10% strengthening of the Brazilian Real at 31 December 2016 against the United States Dollar would have resulted in an increased profit of $4,101,000 (2015: $7,266,000 increased profit). A 10% weakening of the Brazilian Real would have had the equal but opposite effect, assuming all other variables remain constant. This analysis is based on exchange rate variances the Group considered to be reasonably possible at the end of the period.

The following significant exchange rates applied to the Group's financial instruments during the year:

	AVERAGE RATE		REPORTING DATE SPOT RATE	
	2016	2015	2016	2015
BRL 1 : USD	0.2855	0.3049	0.3073	0.2523

Interest rate risk

Interest rate risk is the risk that a financial instrument's value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments. The Group is exposed to interest rate risk on cash and cash equivalents, restricted cash and its borrowings. The Group does not use derivatives to mitigate these exposures.

Cash and cash equivalents and restricted cash are held at variable and fixed interest rates. Cash in term deposits are held for fixed terms at fixed interest rates maturing in periods less than twelve months. The Group's other cash balances are held in deposit accounts at variable rates with no fixed term.

Interest rates on the Group's borrowings are fixed for terms of 3 to 12 months.

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Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

	DEC 2016 $'000	DEC 2015 $'000
Fixed rate instruments		
Financial assets	7,283	214
Financial liabilities	(51,912)	(69,518)
Net fixed rate instruments	**(44,629)**	**(69,303)**
Variable rate instruments		
Financial assets	21,298	14,566
Financial liabilities	-	-
Net variable rate instruments	**21,298**	**14,566**

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis – interest rates

A change in interest rates of 100 basis points at the reporting date would have increased (decreased) the Group's profit by the amounts shown below. This analysis assumes that all other variables remain constant.

SENSITIVITY	100BP INCREASE DEC 2016 $'000	100BP DECREASE DEC 2016 $'000	100BP INCREASE DEC 2015 $'000	100BP DECREASE DEC 2015 $'000
Interest bearing instruments	(394)	394	(488)	488
Cash flow sensitivity (net)	(394)	394	(488)	488

Fair values versus carrying amounts

Carrying amounts of financial assets and liabilities equate to their corresponding fair values.

Other market price risk

The Group's financial assets and liabilities are not exposed to any other market price risk.

Commodity price risk

The Group is exposed to fluctuations in the gold price as a result of its holdings of gold bullion awaiting settlement.

Capital management

63

Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. OPERATING SEGMENTS

The Group has two reportable segments; 'Australian exploration' and 'Brazilian exploration and operations', which are the Group's strategic business units.

The strategic business units are managed separately because they are governed by different regulatory regimes. For each of the strategic business units, the Board reviews internal management reports on a monthly basis.

INFORMATION ABOUT REPORTABLE SEGMENT PROFIT/(LOSS)	BRAZIL $'000	AUSTRALIA $'000	TOTAL $'000
12 months ended 31 December 2016			
External revenues	239,845	-	239,845
Project finance interest expenses	(3,965)	-	(3,965)
Unrealised foreign exchange gain	10,301	-	10,301
(Impairment of) segment assets	(1,971)	(269)	(2,240)
Depreciation and amortisation	(41,188)	-	(41,188)
Reportable segment profit/(loss) before income tax	**50,451**	**(773)**	**49,678**
12 months ended 31 December 2015			
External revenues	190,554	-	190,554
Project finance interest expenses	(3,486)	-	(3,486)
Unrealised foreign exhange loss	(26,308)	-	(26,308)
(Impairment of) segment assets	(16,500)	(308)	(16,808)
Depreciation and amortisation	(29,521)	-	(29,521)
Reportable segment (loss)/profit before income tax	**(31,248)**	**(513)**	**(31,760)**

Revenue from one major customer of the Group was approximately $239 million during the year ended 31 December 2016 (2015: $190 million).

RECONCILIATION OF REPORTABLE SEGMENT PROFIT/(LOSS)	DEC 2016 $'000	DEC 2015 $'000
Total profit/(loss) for reportable segments	49,678	(31,760)
Unallocated amounts		
- Corporate income	33	60
- Corporate expenses	(19,276)	(19,543)
Consolidated profit/(loss) before tax	**30,435**	**(51,244)**

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BEADELL

INFORMATION ABOUT REPORTABLE SEGMENT ASSETS, LIABILITIES AND CAPITAL EXPENDITURE	BRAZIL $'000	AUSTRALIA $'000	TOTAL $'000
2016			
Reportable segment assets	327,096	94	327,190
Reportable segment liabilities	112,797	1	112,798
Reportable segment capital expenditure	34,185	26	34,211
2015			
Reportable segment assets	245,815	384	246,199
Reportable segment liabilities	118,571	12	118,583
Reportable segment capital expenditure	42,135	-	42,135

RECONCILIATION OF REPORTABLE SEGMENT ASSETS AND LIABILITIES	DEC 2016 $'000	DEC 2015 $'000
Total assets for reportable segments	327,190	246,199
Unallocated amounts		
- Corporate assets	28,457	10,065
Consolidated assets	**355,647**	**256,264**
Total liabilities for reportable segments	112,798	118,583
Unallocated amounts		
- Corporate liabilities	10,724	14,999
Consolidated liabilities	**123,522**	**133,582**

Geographical segments

	REVENUES DEC 2016 $'000	NON-CURRENT ASSETS DEC 2016 $'000	REVENUES DEC 2015 $'000	NON-CURRENT ASSETS DEC 2015 $'000
Australia	-	94	-	384
Brazil	239,845	216,972	190,554	140,662
Unallocated amounts	-	18,557	-	20,108
Balance at the end of the period	**239,845**	**235,623**	**190,554**	**161,154**

6. COST OF SALES

	DEC 2016 $'000	DEC 2015 $'000
Costs of production	146,043	139,352
Royalties	4,682	4,025
Depreciation, amortisation and depletion	41,188	29,521
Cost of Sales	**191,913**	**172,898**

65

Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. PERSONNEL EXPENSES

	NOTE	DEC 2016 $'000	DEC 2015 $'000
Wages, salaries and benefits		27,618	24,573
Contributions to defined contribution plans		6,549	6,309
Increase in liability for annual leave		2,165	1,578
Other personnel expenses		2,810	3,253
Share-based payment transactions	20	1,929	1,087
Personnel expenses		**41,071**	**36,800**

8. FINANCE INCOME AND EXPENSE

	DEC 2016 $'000	DEC 2015 $'000
Recognised in profit and loss		
Interest income	343	774
Interest expense	(3,965)	(3,486)
Net foreign exchange gain/(loss)	10,301	(26,308)
Unwind of discount of site restoration provision	(264)	(258)
Transaction costs	(262)	(1,271)
Net finance income/(expense)	**6,153**	**(30,549)**
Recognised directly in equity		
Foreign currency translation differences for foreign operations	37,310	(46,558)
Finance income recognised directly in equity, net of tax	**37,310**	**(46,558)**

9. INCOME TAX

Current income tax

	DEC 2016 $'000	DEC 2015 $'000
Income tax (expense)/benefit		
Current tax expense	(1,797)	-
Adjustment for prior period	(702)	1,420
Deferred tax (expense)/benefit	(5,582)	5,479
Income tax (expense)/benefit	**(8,081)**	**6,899**
Numerical reconciliation between tax (expense)/benefit and pre-tax accounting profit		
Pre-tax accounting profit for the period	30,435	(51,244)
Income tax expense at the Group's tax rates (Australia: 30%, Brazil: 34%)	(10,878)	16,972
Expenditure not allowable for tax purposes	(1,816)	(1,868)
Temporary differences not recognised	(210)	(84)
Current year losses for which no deferred tax asset was recognised	(2,366)	(2,074)
Utilisation of carry forward losses	2,909	-
Application of tax incentives	4,982	(7,467)
Adjustment for prior period	(702)	1,420
Income tax (expense)/benefit	**(8,081)**	**6,899**

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BEADELL

SUDAM

While current tax expense is calculated at the Brazilian corporate tax rate of 34%, any tax liabilities are determined after the application of the Group's tax incentive program ("SUDAM"), which reduces the Group's effective tax rate to 15.25%.

Deferred income tax

	DEC 2016 $'000	DEC 2015 $'000
Recognised tax assets/(liabilities)		
Property, plant and equipment	(3,602)	(1,797)
Mineral properties	(769)	(214)
Trade and other receivables	3,718	3,431
Trade, other payables and employee benefits	2,705	1,420
Inventories	166	754
Borrowings	(2,213)	86
Provisions	1,887	1,354
Tax effect losses	16,661	15,074
Net deferred tax assets	**18,553**	**20,108**

	DEC 2016 $'000	DEC 2015 $'000
Recognised deferred tax assets		
Opening balance	20,108	20,320
Recognised in profit or loss	(5,582)	5,479
Effect of movement in exchange rates	4,027	(5,691)
Balance at the end of the period	**18,553**	**20,108**

Unrecognised deferred tax balances

	DEC 2016 $'000	DEC 2015 $'000
Unrecognised deferred tax assets		
Deductible/(assessable) temporary differences	1,402	(230)
Tax effect carry forward losses (Australia)	20,230	18,437
Tax effect carry forward losses (Brazil)	1,052	983
Balance at the end of the period	**22,684**	**19,190**

67

Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. INVENTORIES

	DEC 2016 $'000	DEC 2015 $'000
Spare parts, raw materials and consumables - at cost	22,278	22,209
Ore stockpiles - at cost	80,087	30,160
Gold in circuit - at cost	4,607	3,091
Gold bullion - at cost	1,541	2,074
Balance at the end of the period	**108,513**	**57,534**
Current	55,464	57,534
Non current	53,049	-
Balance at the end of the period	**108,513**	**57,534**

During the year ended 31 December 2016, a portion of ore stockpiles were reclassified as non current as a result of the annual update of the life of mine plan. These stockpiles have been classified as non-current to reflect the expected timing for conversion to bullion and subsequent sale.

11. PROPERTY, PLANT AND EQUIPMENT

31 DECEMBER 2016	BUILDINGS & INFRASTRUCTURE $'000	PLANT & EQUIPMENT $'000	FIXTURES & FITTINGS $'000	TOTAL $'000
Cost				
Opening balance	15,460	148,919	718	165,097
Additions	13,821	10,137	556	24,514
Disposals	-	(3,948)	(3)	(3,951)
Effect of movements in exchange rates	6,986	37,010	303	44,299
Balance at 31 December 2016	**36,267**	**192,118**	**1,574**	**229,959**
Depreciation and impairment				
Opening balance	(1,264)	(41,123)	(137)	(42,524)
Depreciation	(3,206)	(33,745)	(179)	(37,130)
Disposals	-	3,432	3	3,435
Effect of movements in exchange rates	(1,102)	(17,619)	(77)	(18,798)
Balance at 31 December 2016	**(5,572)**	**(89,055)**	**(390)**	**(95,017)**
Carrying amount				
Opening balance	14,196	107,796	581	122,573
Balance at 31 December 2016	**30,695**	**103,063**	**1,184**	**134,942**

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31 DECEMBER 2015	BUILDINGS & INFRASTRUCTURE $'000	PLANT & EQUIPMENT $'000	FIXTURES & FITTINGS $'000	TOTAL $'000
Cost				
Opening balance	13,465	173,061	588	187,114
Additions	6,884	27,435	357	34,676
Disposals	-	(4,478)	-	(4,478)
Effect of movements in exchange rates	(4,889)	(47,099)	(227)	(52,215)
Balance at 31 December 2015	**15,460**	**148,919**	**718**	**165,097**
Depreciation and impairment				
Opening balance	67	(23,729)	(50)	(23,712)
Depreciation	(1,814)	(31,436)	(139)	(33,389)
Impairment loss	-	(5,587)	-	(5,587)
Disposals	-	3,897	-	3,897
Effect of movements in exchange rates	483	15,732	52	16,267
Balance at 31 December 2015	**(1,264)**	**(41,123)**	**(137)**	**(42,524)**
Carrying amount				
Opening balance	13,532	149,332	538	163,402
Balance at 31 December 2015	**14,196**	**107,796**	**581**	**122,573**

12. MINERAL PROPERTIES

	DEC 2016 $'000	DEC 2015 $'000
Cost		
Opening balance	17,734	17,995
Additions	9,676	7,463
Amortisation of mineral properties	(3,315)	(2,486)
Reduction in rehabilitation provision	-	(672)
Effect of movements in exchange rates	4,333	(4,566)
Balance at the end of the period	**28,428**	**17,734**

69

Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. TRADE AND OTHER RECEIVABLES

	DEC 2016 $'000	DEC 2015 $'000
Other receivables	2,173	1,186
VAT taxes	27,247	15,671
Balance at the end of the period	**29,420**	**16,857**
Current	29,267	16,791
Non current	153	66
Balance at the end of the period	**29,420**	**16,857**

VAT taxes

The Group's recoverable VAT taxes are represented by Pis-Cofins, which are a Brazilian federal VAT levied on some of the Groups purchases. Recoverability of Pis-Cofins assets is dependent upon the Group generating a federal company tax liability, which may be offset against the Group's Pis-Cofins assets if the Group elects to do so.

Impairment losses

The Group incurred impairment losses during the period of $1,719,000 (2015: $715,000) in respect of Brazilian state VAT ("ICMS") levied on the Group's purchases that, at balance date, are not considered recoverable.

Recoverability of ICMS is dependent on the Group generating domestic Brazilian sales which would accrue an ICMS liability which the Group can offset against ICMS assets. At balance date, significant Brazilian domestic sales are not considered probable.

14. GOLD BULLION AWAITING SETTLEMENT

At balance date, gold bullion awaiting settlement was $5,360,000 (2015: $5,058,000) and comprised 3,328 ounces (2015: 3,360 ounces) at a weighted average realisable value of $1,610 per ounce (2015: $1,505 per ounce).

15. CASH AND CASH EQUIVALENTS

	DEC 2016 $'000	DEC 2015 $'000
Bank balances	28,298	9,721
Cash and cash equivalents in the statement of cash flows	28,298	9,721

16. RESTRICTED CASH

	DEC 2016 $'000	DEC 2015 $'000
Restricted cash and deposits held as security	283	5,059
Current	283	5,059
Non Current	-	-
Balance at the end of the period	283	5,059

The amount deposited in an account under joint control of MACA and the Group of $4.8 million, as required under the terms of the MACA Facility, has been released in full during the period.

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17. BORROWINGS

	DEC 2016 $'000	DEC 2015 $'000
Unsecured loans	26,553	17,918
Secured loans	35,033	65,640
Balance at the end of the period	**61,586**	**83,558**
Current	54,637	49,497
Non current	6,949	34,061
Balance at the end of the period	**61,586**	**83,558**

Santander – Itaú Facility

The balance of the Santander – Itaú Facility as at 31 December 2016 is $35 million (US$25 million). The balance is repayable in 5 equal quarterly instalments ending on 12 January 2018. Interest payments are also payable quarterly and are calculated by applying USD LIBOR plus a 3% per annum margin to the outstanding balance. The facility is secured by a charge over the Tucano mining concession.

MACA Facility

The MACA Facility balance as at 31 December 2016 is $7.9 million and is repayable in instalments ending in June 2017. The MACA Facility is non-interest bearing.

Set-Off

The Group has established a Deed of Set-Off (the "Deed") with MACA Limited and its subsidiaries ("MACA").The Deed gives each party a right to set-off amounts payable to other parties with receivables from other parties to the Deed.

Through operation of the Deed, the Group has a right to set-off an amount receivable of $7.9 million from MACA with an amount payable to MACA under the terms of the MACA Facility. For the purposes of this Financial Report, the Group has set-off the amount receivable from MACA with an amount payable to MACA under the terms of the MACA Facility and accordingly, a net balance payable to MACA in relation to the MACA Facility of $nil (2015: $4.4 million) has been disclosed as at 31 December 2016.

Unsecured facilities

The Group's unsecured facilities comprise a non-interest bearing $9.7 million loan payable to MACA and US$12 million in unsecured bank facilities. The Group's unsecured bank facilities are interest bearing at a weighted average rate of 4.11% per annum and are repayable by November 2017.

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Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. EARNINGS PER SHARE

Basic earnings per share

The basic earnings per share for the period is $0.02 (2015 loss per share: $0.06). The calculation of earnings per share at 31 December 2016 was based on the consolidated profit attributable to ordinary shareholders of $22,354,000 (2015 loss: $44,345,000) and a weighted average number of ordinary shares outstanding of 1,002,157,739 (2015: 798,657,280) calculated as follows:

Earnings attributable to ordinary shareholders (basic)

	DEC 2016 $'000	DEC 2015 $'000
Profit/(Loss) for the period	22,354	(44,345)
Profit/(Loss) attributable to ordinary shareholders	22,354	(44,345)

Weighted average number of ordinary shares (basic)

WEIGHTED AVERAGE EFFECTS	DEC 2016	DEC 2015
Opening balance	798,657,280	798,657,280
Effect of shares issued	203,500,459	-
Weighted average number of ordinary shares at the end of the period	1,002,157,739	798,657,280

Diluted earnings per share

The diluted earnings per share for the period is $0.02 (2015 loss per share: $0.06). The calculation of diluted earnings per share at 31 December 2016 was based on diluted consolidated profit attributable to ordinary shareholders of $22,723,000 (2015 loss: $44,345,000) and a weighted average number of ordinary shares outstanding after adjustment for the effects of dilutive potential ordinary shares of 1,016,776,486 (2015: 798,657,280) calculated as follows:

Earnings attributable to ordinary shareholders (diluted)

	DEC 2016 $'000	DEC 2015 $'000
Profit/(Loss) for the period	22,354	(44,345)
Interest income	369	-
Profit/(Loss) attributable to ordinary shareholders (diluted)	22,723	(44,345)

Weighted average number of ordinary shares (diluted)

WEIGHTED AVERAGE EFFECTS	DEC 2016 SHARES	DEC 2015 SHARES
Weighted average number of ordinary shares (basic)	1,002,157,739	798,657,280
Effect of share options on issue	14,618,747	-
Weighted average number of ordinary shares at the end of the period (diluted)	1,016,776,486	798,657,280

As at 31 December 2016, 1,598,444 performance rights (2015: 2,200,228) and 2,800,000 share options (2015: 12,175,000) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the dilutive potential shares were outstanding.

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19. EMPLOYEE BENEFITS

	DEC 2016 $'000	DEC 2015 $'000
Salaries, wages and benefits accrued	3,007	1,419
Leave liabilities	2,326	1,535
Total employee benefits	**5,333**	**2,954**
Current	5,129	2,774
Non current	204	180
Total employee benefits	**5,333**	**2,954**

20. SHARE-BASED PAYMENTS

Employee Share Option Plan

In 2007, the Group established a share option plan that entitles employees to purchase shares in the Company. The objective of the plan is to assist in the recruitment, reward, retention and motivation of eligible persons in the Group. Under the plan, the Board and Remuneration, Nomination and Diversity Committee may issue eligible employees with options to acquire shares in the future at an exercise price fixed by the Board or Remuneration, Nomination and Diversity Committee on grant of options. In 2016 the shareholders of the Company approved a new share option plan ("2015 EOS"). The key changes adopted in the 2015 EOS are provided in the Remuneration Report section of the Directors' Report in section 16.

The vesting of all options is subject to service conditions being met whereby the recipient must meet the eligible employee criteria as defined in the plan.

The following table illustrates the number and weighted average exercise prices ("WAEP") of, and movements in, share based payment options during the period:

	DEC 2016		DEC 2015	
	OPTIONS	WAEP	OPTIONS	WAEP
Opening balance	22,050,000	$0.26	4,400,000	$0.82
Options granted during the period	28,000,000	$0.29	20,250,000	$0.23
Options exercised during the period	(2,500,000)	$0.20	-	$0.00
Options forfeited during the period	(1,825,000)	$0.25	(2,600,000)	$0.94
Options outstanding at the end of the period	**45,725,000**	**$0.28**	**22,050,000**	**$0.26**
Options exercisable at the end of the period	**32,600,000**	**$0.25**	**11,925,000**	**$0.27**

The following table illustrates the exercise of Employee Share Option Plan options granted as share based payment options during the period:

NUMBER OF OPTIONS EXERCISED	DATE EXERCISED	EXERCISE PRICE PER OPTION	CLOSING SHARE PRICE ON DATE OF EXERCISE
Period ending 31 December 2016			
2,500,000	30-Aug-16	0.20	0.39
Period ending 31 December 2015	Nil	Nil	Nil

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Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The outstanding balance of Employee Share Option Plan options as at 31 December 2016 is represented by:

NUMBER OF OPTIONS	GRANT DATE	VESTING	EXPIRING	STRIKE PRICE PER OPTION	CONTRACTUAL LIFE (YEARS)	FAIR VALUE PER OPTION
Key management personnel						
1,500,000	12-Jun-12	Vested	30-Jun-17	$0.65	5.05	$0.34
5,000,000	18-Nov-15	Vested	31-Dec-18	$0.20	3.12	$0.06
5,000,000	18-Nov-15	Vested	31-Dec-19	$0.25	4.12	$0.06
5,625,000	21-Jan-16	Vested	31-Dec-18	$0.20	2.95	$0.06
6,500,000	21-Jan-16	Vesting 21-Jan-17	31-Dec-19	$0.25	3.95	$0.06
Other employees						
300,000	10-Jul-12	Vested	30-Jun-17	$0.65	4.98	$0.32
4,650,000	18-Nov-15	Vested	31-Dec-18	$0.20	3.12	$0.06
4,650,000	18-Nov-15	Vested	31-Dec-19	$0.25	4.12	$0.06
375,000	3-Dec-15	Vested	31-Dec-18	$0.20	3.08	$0.05
375,000	3-Dec-15	Vested	31-Dec-19	$0.25	4.08	$0.05
1,375,000	18-Jan-16	Vested	31-Dec-18	$0.20	2.95	$0.07
1,375,000	18-Jan-16	Vested	31-Dec-19	$0.25	3.95	$0.07
1,625,000	22-Feb-16	Vested	31-Dec-18	$0.20	2.86	$0.11
1,625,000	22-Feb-16	Vesting 21-Jan-17	31-Dec-19	$0.25	3.86	$0.11
375,000	13-Jun-16	Vested	31-Dec-18	$0.37	2.55	$0.15
375,000	13-Jun-16	Vested	31-Dec-19	$0.43	3.55	$0.16
2,500,000	27-Sep-16	Vesting 30-Sep-17	30-Sep-19	$0.54	3.01	$0.20
2,500,000	27-Sep-16	Vesting 30-Sep-18	30-Sep-20	$0.63	4.01	$0.21

Vesting conditions for unvested Employee Share Option Plan options as at 31 December 2016 is represented below:

NUMBER OF OPTIONS	GRANT DATE	VESTING CONDITIONS OF UNVESTED OPTIONS
6,500,000	21-Jan-16	Key Management Person must be in the Group's employment as at 21 January 2017
1,625,000	22-Feb-16	Employees must be in the Group's employment as at 21 January 2017
2,500,000	27-Sep-16	Employees must be in the Group's employment as at 30 September 2017
2,500,000	27-Sep-16	Employees must be in the Group's employment as at 30 September 2018

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The grant date fair value of Employee Share Option Plan options was measured using the Black-Scholes formula. The inputs used to determine the fair value of options granted during the year were:

PERIOD ENDED 31 DECEMBER 2016	EMPLOYEE GRANT 18-JAN-16	EMPLOYEE GRANT 18-JAN-16	KMP GRANT 21-JAN-16	KMP GRANT 21-JAN-16	EMPLOYEE GRANT 22-FEB 16	EMPLOYEE GRANT 22-FEB-16
Fair value at grant date	$0.07	$0.07	$0.06	$0.06	$0.11	$0.11
Expected dividends	0%	0%	0%	0%	0%	0%
Contractual life (years)	2.95	3.95	2.95	3.95	2.86	3.86
Market value of underlying shares	$0.16	$0.16	$0.15	$0.15	$0.22	$0.22
Option exercise price	$0.20	$0.25	$0.20	$0.25	$0.20	$0.25
Expected volatility of the underlying shares	76.12%	71.64%	76.12%	71.61%	77.60%	73.77%
Risk free rate applied	1.90%	1.97%	1.91%	1.97%	1.80%	1.84%

PERIOD ENDED 31 DECEMBER 2016	EMPLOYEE GRANT 13-JUN-16	EMPLOYEE GRANT 13-JUN-16	EMPLOYEE GRANT 27-SEP-16	EMPLOYEE GRANT 27-SEP-16
Fair value at grant date	$0.15	$0.16	$0.20	$0.21
Expected dividends	0%	0%	0%	0%
Contractual life (years)	2.55	3.55	3.01	4.01
Market value of underlying shares	$0.33	$0.33	$0.44	$0.44
Option exercise price	$0.37	$0.43	$0.54	$0.63
Expected volatility of the underlying shares	80.62%	77.26%	76.11%	76.11%
Risk free rate applied	1.59%	1.55%	1.62%	1.68%

No other features of options granted were incorporated into the measurement of fair value.

Employee share options forfeited during the period ended 31 December 2016

100,000 options exercisable at $0.20; 100,000 options exercisable at $0.25 and 1,625,000 options exercisable at $0.25 were forfeited as a result of failure to meet vesting conditions.

Recognised as employee costs – Employee Share Option Plan

	DEC 2016 $'000	DEC 2015 $'000
Opening balance	12,133	11,110
Share options granted - equity settled	1,822	1,269
Share options forfeited - equity settled	(74)	(246)
Share based payments reserve	**13,881**	**12,133**

The table above includes a provisional expense in accordance with accounting standards for the issue of options to Key Management Personnel ("KMP") from the date of issue (being the Board resolution). These options are subject to approval at the upcoming General Meeting on 18 May 2017.

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Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Performance Rights Plan

The Group has an established Performance Rights Plan ("PRP") under which Performance Rights may be offered to KMP and employees. Under the PRP, the Board may grant eligible employees with Performance Rights to acquire shares for nil consideration, subject to meeting performance hurdles specified by the Board.

Upon vesting conditions being met, the Performance Rights converted to shares issued under the PRP will rank equally with all other issued shares.

The following table illustrates the number and movements in Performance Rights during the period:

	DEC 2016 RIGHTS	DEC 2015 RIGHTS
Opening balance	2,200,228	1,379,518
Performance Rights granted during the period	-	3,664,238
Performance Rights forfeited during the period	-	(2,843,528)
Performance Rights lapsed during the period	(601,784)	-
Performance Rights outstanding at the end of the period	**1,598,444**	**2,200,228**

Performance Rights granted during the period

No performance rights were granted during the reporting period.

Performance Rights lapsed during the period ended 31 December 2016

601,784 Performance Rights, vesting 31 December 2016 lapsed as performance measures have not been achieved.

Recognised as employee costs – Performance Rights Plan

	DEC 2016 $'000	DEC 2015 $'000
Opening balance	771	707
Performance rights granted	179	382
Performance rights forfeited	-	(318)
Performance rights reserve	950	771

Other share based payments

The Company may issue options to other parties that are not employees of the Group. These options are not issued under the Employee Share Option Plan and are either approved for issue by shareholders or issued without shareholder approval under ASX listing rule 7.1.

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On 20 September 2013, 250,000 Incentive Options were granted to a key contractor under ASX listing rule 7.1. The options vest on 20 September 2014 and expire 20 September 2018. The grant date fair value of the Incentive Options was measured using the Black-Scholes option pricing model. The inputs to the model used to determine the fair value of options granted during the period were:

Fair value at grant date	$0.19
Expected dividends	0%
Contractual life (years)	5.00
Market value of underlying shares	$0.85
Option exercise price	$0.93
Expected volatility of the underlying shares	62.29%
Risk free rate applied	2.47%

No other features of options granted were incorporated into the measurement of fair value.

The following table illustrates the number and movements in other share based payment options during the period:

	DEC 2016 OPTIONS	DEC 2015 OPTIONS
Opening balance	250,000	250,000
Options granted during the period	-	-
Options exercised during the period	-	-
Share based payments recognised	**250,000**	**250,000**

The following table illustrates the value of other share based payments recognised:

	DEC 2016 $'000	DEC 2015 $'000
Opening balance	1,123	1,123
Share options granted - equity settled	-	-
Share based payments recognised	**1,123**	**1,123**

21. TRADE AND OTHER PAYABLES

	DEC 2016 $'000	DEC 2015 $'000
Trade payables	24,744	25,280
Accruals	17,904	10,753
Other payables	1,582	2,156
Balance at the end of the period	**44,230**	**38,189**
Current	44,230	38,189
Non current	-	-
Balance at the end of the period	**44,230**	**38,189**

77

Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. CAPITAL AND RESERVES

ORDINARY SHARE CAPITAL	DEC 2016 '000 SHARES	DEC 2015 '000 SHARES	DEC 2016 $'000	DEC 2015 $'000
On issue at the beginning of the period	798,657	798,657	206,585	206,585
Exercise of share options	2,500	-	500	-
Issued for cash	256,410	-	47,350	-
On issue at the end of the period (net of transaction costs)	1,057,567	798,657	254,435	206,585

Share capital

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are fully paid and rank equally with regard to the Company's residual assets.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of foreign operations.

Share based payments reserve

The share based payments reserve includes the cumulative expense recognised in respect of share options and performance rights granted. Please refer to note 20 for further information regarding share based payments.

Taxation reserve

The Group has established a taxation reserve. The reserve is used to accumulate taxation savings received by the Group as a result of a lower taxation rate being applied in Brazil through its eligibility for a tax incentive program ("SUDAM"). SUDAM reduces the Group's effective tax rate from approximately 34% to approximately 15%. The rules of the incentive program require the Group to accumulate incentives received through tax savings in a taxation reserve.

23. PROVISIONS

	SITE RESTORATION $'000	COMMUNITY FUND $'000	OTHER $'000	TOTAL $'000
Balance at beginning of the period	6,130	1,795	956	8,881
Unwind of discount on site restoration costs	294	-	-	294
Provisions made during the period	-	2,558	936	3,494
Provisions reversed during the period	-	(2,091)	(263)	(2,354)
Effect of movements in exchange rates	1,421	416	220	2,057
Balance at end of the period	**7,845**	**2,678**	**1,849**	**12,372**
Current	-	2,678	1,849	4,527
Non Current	7,845	-	-	7,845
Balance at the end of the period	**7,845**	**2,678**	**1,849**	**12,372**

The Group's provisions principally comprise provisions for site restoration of $7,845,000 (2015: $6,130,000) and community fund contributions of $2,678,000 (2015: $1,795,000).

Site restoration

The provision includes estimates of costs associated with reclamation, rehabilitation and other costs associated with the restoration of the present mine site. Estimates of restoration costs are based on current legal requirements and future costs that have been discounted to their present value at a discount rate of 11.67% (2015: 16.47%).

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Community Fund

The provision for the Community Fund relates to amounts payable under an Agreement with the Municipality of Pedra Branca and the Municipality of Serra do Navio in whose region the Group's Brazilian Tucano Gold Project resides. The agreement requires the Group make annual payments to the municipalities calculated as one percent of the Gross Revenue (as defined by the Agreement) of the Tucano Gold Mine.

24. CONTINGENCIES

As at 31 December 2016, the Group did not have any material contingent assets or liabilities.

25. RELATED PARTIES

Key management personnel compensation

The key management personnel compensation is as set out below.

	DEC 2016 $	DEC 2015 $
Short-term employee benefits	2,197,440	2,989,282
Post-employment benefits	95,610	221,297
Termination benefits	-	258,823
Share based payments	724,720	1,166,296
Key management personnel compensation	3,017,770	4,635,698

Individual directors and executives compensation disclosures

Information regarding individual directors and executives' compensation and some equity instruments disclosures as required by Corporations Regulations 2M.3.03 are provided in the Remuneration Report section of the Directors' Report in section 16.

Key management personnel transactions

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial and/or operating policies of those entities.

No transactions have occurred during the current year with related parties:

KEY MANAGEMENT PERSON	TRANSACTION WITH RELATED PARTY	TRANSACTIONS VALUE 2016 $	BALANCE OUTSTANDING 31 DECEMBER 2016 $	TRANSACTIONS VALUE 2015 $	BALANCE OUTSTANDING 31 DECEMBER 2015 $
Mr Readhead	Legal services	-	-	5,984	-
Total and current liabilities		-	-	5,984	-

79

Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. GROUP ENTITIES

ULTIMATE PARENT AND SUBSIDIARIES	COUNTRY OF INCORPORATION	INTEREST 2016	INTEREST 2015
Parent entity			
Beadell Resources Ltd	Australia		
Subsidiaries			
Beadell Resources (Holdings) Ltd	British Virgin Islands	100%	100%
Beadell Resources Mineracao (Holdings) Ltd	British Virgin Islands	100%	100%
Beadell Resources Mineração Ltd	Brazil	100%	100%
Beadell (Brazil) Pty Ltd	Australia	100%	100%
Beadell (Brazil 2) Pty Ltd	Australia	100%	100%
Beadell Brasil Ltda	Brazil	100%	100%

27. SUBSEQUENT EVENTS

Capital Raising

On 21 February 2017, the Company announced it had received commitments to raise $46 million through the placement of 159 million fully paid ordinary shares ("Shares") to domestic and international institutional and sophisticated investors ("Placement").

In addition to the Placement, the Company is intending to offer eligible shareholders the opportunity to participate in a Share Purchase Plan to raise up to a further $5 million, at the same Share price as the Placement.

Funds raised pursuant to the Placement will be used for the following purposes:

- Long lead time items associated with the design and construction of plant upgrades including a ball mill;
- Exploration to add quality ounces into the mine plan, both on the mining lease (including underground) and on surrounding tenements; and
- Working capital.

Settlement of the Placement occurred on 28 February 2017, with quotation and trading of the new Shares to commence on the ASX on 1 March 2017. The Placement was undertaken at an issue price of $0.29 per new Share and was made within Beadell's placement capacity under ASX listing rule 7.1.

There have been no other events subsequent to balance sheet date which would have a material effect on the Group's financial statements.

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BEADELL

28. DEED OF CROSS GUARANTEE

Pursuant to ASIC Corporations (Wholly owned Companies) Instrument 2016/785, the wholly owned Beadell (Brazil) Pty Ltd and Beadell (Brazil 2) Pty Ltd are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports and Directors' reports. It is a condition of the class order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of a winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under the provisions of the Act, the Company will only be liable after six months in the event any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event the Company is wound up.

A consolidated statement of comprehensive income and a consolidated statement of financial position, comprising the Company and controlled entities which are a party to the Deed, after eliminating all transactions between the parties are as set out below.

STATEMENT OF COMPREHENSIVE INCOME	DEC 2016 $'000	DEC 2015 $'000
Other income	21,736	61
Administrative expenses	(9,915)	(7,843)
Project exploration and evaluation expenses	(747)	(204)
Impairment losses	(269)	(21,927)
Depreciation, amortisation and depletion	(2,749)	(3,195)
Results from operating activities	**8,056**	**(33,108)**
Finance income	1,815	3,828
Finance expense	(5)	(5)
Net finance income	**1,810**	**3,823**
Profit/(Loss) for the period before income tax	**9,866**	**(29,285)**
Income tax recovery	-	-
Profit/(Loss) for the period after income tax	**9,866**	**(29,285)**
Other comprehensive profit/(loss)	**-**	**-**
Other comprehensive profit/(loss) for the period net of tax	**9,866**	**(29,285)**
Total comprehensive pro fit/(loss) for the period	**9,866**	**(29,285)**

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Beadell Resources Limited Annual Report 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL POSITION	DEC 2016 $'000	DEC 2015 $'000
Assets		
Cash and cash equivalents	14,857	190
Restricted cash	44	4,888
Prepayments	161	380
Trade and other receivables	29	36
Total current assets	**15,091**	**5,494**
Trade and other receivables	5	-
Exploration and evaluation assets	-	269
Property, plant and equipment	94	116
Investments	184,155	138,535
Total non-current assets	**184,254**	**138,920**
Total assets	**199,345**	**144,414**
Liabilities		
Trade and other payables	372	798
Employee benefits	573	371
Borrowings	17,553	21,807
Total current liabilities	**18,498**	**22,976**
Employee benefits	204	180
Borrowings	-	259
Total non-current liabilities	**204**	**439**
Total liabilities	**18,702**	**23,415**
Net assets	**180,643**	**120,999**
Equity		
Share capital	254,435	206,585
Reserves	15,957	14,029
Accumulated losses	(89,749)	(99,615)
Total equity	**180,643**	**120,999**

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29. AUDITORS' REMUNERATION

	DEC 2016 $	DEC 2015 $
Audit services		
KPMG Australia		
Audit and review of financial reports	165,000	195,000
Overseas KPMG firms		
Audit and review of financial reports	112,585	83,102
Audit services	**277,585**	**278,102**

30. PARENT ENTITY

As at and during the period ending 31 December 2016 the parent company of the Group was Beadell Resources Ltd.

	DEC 2016 $	DEC 2015 $
Result		
Loss for the period	(141)	(24,001)
Other comprehensive income	-	-
Total comprehensive loss	**(141)**	**(24,001)**
Financial position		
Current assets	15,091	5,494
Total assets	189,338	144,413
Current liabilities	18,498	22,975
Total liabilities	18,702	23,414
Net assets	**170,636**	**120,999**
Equity		
Share capital	254,435	206,585
Reserves	15,957	14,029
Accumulated losses	(99,756)	(99,615)
Total equity	**170,636**	**120,999**

Parent entity contingencies

The parent entity has entered into a Deed of Cross Guarantee with two of its wholly owned subsidiaries. The effect of the Deed of Cross Guarantee is that the Company guarantees debts in respect of these subsidiaries. Further details of the Deed of Cross Guarantee and the subsidiaries subject to the Deed are disclosed in note 28.

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Beadell Resources Limited Annual Report 2016

DIRECTOR'S DECLARATION

   (a) the consolidated financial statements and notes 1 to 30 that are contained within and the Remuneration report in the Directors' report, set out in section 16, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the Group's financial position as at 31 December 2016 and of its performance for the financial year ended on that date; and

   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

   (b) as set out in note 2(d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the group entities identified in note 26 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those group entities pursuant to ASIC Corporations (Wholly owned Companies) Instrument 2016/785.

3. The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the period ended 31 December 2016.

4. The Directors draw attention to note 2(a) to the consolidated financial statements, which includes a statement of compliance with International Financial Reporting Standards.

Signed in accordance with a resolution of the Directors:

SIMON JACKSON
CEO & Managing Director

Dated at Perth, this 28th day of February 2017

84

BEADELL

INDEPENDENT AUDITOR'S REPORT

KPMG

Independent Auditor's Report

To the shareholders of Beadell Resources Limited

Report on the audit of the Financial Report

Opinion

We have audited the ***Financial Report*** of Beadell Resources Limited (the Company).

In our opinion, the accompanying Financial Report of the Company is in accordance with the *Corporations Act 2001*, including:

- giving a true and fair view of the ***Group***'s financial position as at 31 December 2016 and of its financial performance for the year ended on that date; and
- complying with *Australian Accounting Standards* and the *Corporations Regulations 2001*.

The ***Financial Report*** comprises:

- Consolidated statement of financial position as at 31 December 2016
- Consolidated statement of profit or loss and other comprehensive income, Consolidated statement of changes in equity, and Consolidated statement of cash flows for the year then ended
- Notes including a summary of significant accounting policies
- Directors' Declaration.

The ***Group*** consists of the Company and the entities it controlled at the year end or from time to time during the financial year.

Basis for opinion

We conducted our audit in accordance with *Australian Auditing Standards*. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the Financial Report* section of our report.

We are independent of the Group in accordance with the *Corporations Act 2001* and the ethical requirements of the *Accounting Professional and Ethical Standards Board's APES 110 Code of Ethics for Professional Accountants* (the Code) that are relevant to our audit of the Financial Report in Australia. We have fulfilled our other ethical responsibilities in accordance with the Code.

Key Audit Matters

The ***Key Audit Matters*** we identified are:

- Going Concern basis of accounting
- Valuation of ore stockpiles

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the Financial Report of the current period.

These matters were addressed in the context of our audit of the Financial Report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Liability limited by a scheme approved under Profession Standards Legislation.

85

Beadell Resources Limited Annual Report 2016

INDEPENDENT AUDITOR'S REPORT

KPMG

Going Concern basis of accounting	
Refer to Note 2(d) to the financial report	
The key audit matter	**How the matter was addressed in our audit**
The Group's use of the going concern basis of accounting and the associated extent of uncertainty is a key audit matter due to the high level of judgement required by us in evaluating the Group's assessment of going concern and the events or conditions that may cast significant doubt on their ability to continue as a going concern. These are outlined in note 2(d). The Directors have determined that the use of the going concern basis of accounting is appropriate in preparing the financial report. Their assessment of going concern was based on cash flow forecasts. The preparation of these forecasts incorporated a number of assumptions and significant judgements and they have concluded that the range of possible outcomes considered in arriving at this judgement does not give rise to a material uncertainty casting significant doubt on the Group's ability to continue as a going concern. We critically assessed the levels of uncertainty, as it related to the Group's ability to continue as a going concern, within these assumptions and judgements. We focused on the following with regards to the impact to the Group's ability to meet its debt funding obligations: • The Group's forecast sales, production volumes and production costs included within the Group's cash flow forecasts. This included feasibility to achieve forecast in light of previous challenges; • Impact of expected gold prices and forecast US Dollar, Brazilian Real and Australian Dollar foreign exchange rates to cash flows projected; and • Impact of seasonality and weather conditions to the timing and quantum of cash flows projected. In assessing this key audit matter, we involved senior audit team members who understand the Group's business, industry and the economic environment it operates in.	Our procedures included, amongst others: • We analysed the cash flow projections by: o Evaluating the underlying data used to generate the forecasts. We specifically looked for their consistency with the Group's intentions, and their comparability to past practices. Information was sourced from mine plans and reserve reports. We tested forecast gold prices and foreign exchange rates used by management to published views from market commentators. We also evaluated the consistency of forecast sales, production volumes and production costs to historical seasonal production information; o Analysing the impact of reasonably possible changes in projected cash flows and their timing, to the projected periodic cash positions. We assessed the resultant impact to the ability of the Group to pay debts as and when they fall due and continue as a going concern. The specific areas we focused on were informed from our test results of the accuracy of previous Group cash flow projections and sensitivity analysis on key cash flow projection assumptions; and o Assessing the planned levels of expenditures for consistency of relationships and trends to the Group's historical results, results since year end, and our understanding of the business, industry and economic conditions of the Group. • We recalculated forecast covenant metrics using the cash flow forecast outcomes against the terms of the current loan agreement. • We checked $46 million shareholder's funds disclosed as raised subsequent to year end, in February 2017, to cash receipts of the Company.

86

BEADELL

KPMG

	• We evaluated the Group's going concern disclosures in the financial report by comparing them to our understanding of the matter, the events or conditions incorporated into the cash flow projection assessment, the Group's plans to address those events or conditions, and accounting standard requirements.

Valuation of ore stockpiles ($80,087,000)	
Refer to Note 10 to the financial report	
The key audit matter	**How the matter was addressed in our audit**
The valuation of ore stockpiles is a key audit matter due to: • The size of ore stockpiles at cost at 31 December 2016 of $80.087 million. This represents 23% of the Group's total assets. • Management's estimate of the low quantity of gold contained within the ore stockpiles on hand at 31 December 2016 increases the risk the ore stockpiles are carried above their net realisable value. • Risk of error due to the sensitivity of management's key valuation assumptions within their model that estimate net realisable value for ore stockpiles. The key valuation assumptions we focused on were the expected timing of processing the ore stockpiles and the forecast processing and selling costs. These assumptions are dependent on the decisions made by the Company and documented in their mine plan. The forecasts are forward-looking over the medium term, increasing the risk of inaccurate forecasting. The valuation of ore stockpiles is sensitive to small changes in these assumptions. Other critical inputs to the model, showing recent volatility, include: ○ forecast gold prices used in the estimate of sales proceeds; and ○ forecast US Dollar to Brazilian Real exchange rates and forecast Brazil inflation applied in the model.	Our procedures included, amongst others: • We assessed the model applied by the Group in determining the net realisable value for ore stockpiles against the requirements of the accounting standards. • We obtained management's production reports and survey reports and assessed the volume of ore stockpiles on hand and the quantity of gold contained within the ore stockpiles. • We obtained management's detailed mine plans and compared these to past practices of the Group. This was to inform our evaluation of the forecasted timing of the processing of the ore stockpiles included in management's model to estimate the net realisable value for ore stockpiles. • We compared forecast gold sales price, exchange rates and inflation rates used by management in their model to published views from market commentators. • We evaluated the underlying data used to generate forecast processing and selling costs. We specifically assessed the comparability and consistency of forecast processing and selling costs with actual costs incurred during the year, past practice, our knowledge of expected trends in the industry, and consistency to other audit areas such as going concern.

87

Beadell Resources Limited Annual Report 2016

INDEPENDENT AUDITOR'S REPORT

KPMG

Other Information

Other Information is financial and non-financial information in Beadell Resources Limited's annual reporting which is provided in addition to the Financial Report and the Auditor's Report. The Directors are responsible for the Other Information.

The Other Information we obtained prior to the date of this Auditor's Report was the Directors' report. The remaining Other Information is expected to be made available to us after the date of the Auditor's Report.

Our opinion on the Financial Report does not cover the Other Information and, accordingly, the auditor does not and will not express an audit opinion or any form of assurance conclusion thereon, with the exception of the Remuneration Report and our related assurance opinion.

In connection with our audit of the Financial Report, our responsibility is to read the Other Information. In doing so, we consider whether the Other Information is materially inconsistent with the Financial Report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We are required to report if we conclude that there is a material misstatement of this Other Information, and based on the work we have performed on the Other Information that we obtained prior to the date of this Auditor's Report we have nothing to report.

Responsibilities of the Directors for the Financial Report

The Directors are responsible for:

- preparing the Financial Report that gives a true and fair view in accordance with *Australian Accounting Standards* and the *Corporations Act 2001*
- implementing necessary internal control to enable the preparation of a Financial Report that gives a true and fair view and is free from material misstatement, whether due to fraud or error
- assessing the Group's ability to continue as a going concern. This includes disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless they either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the Financial Report

Our objective is:

- to obtain reasonable assurance about whether the Financial Report as a whole is free from material misstatement, whether due to fraud or error; and
- to issue an Auditor's Report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error. They are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Financial Report.

A further description of our responsibilities for the Audit of the Financial Report is located at the Auditing and Assurance Standards Board website at:
http://www.auasb.gov.au/auditors_files/ar2.pdf. This description forms part of our Auditor's Report.

88

BEADELL

KPMG

Report on the Remuneration Report

Opinion

In our opinion, the Remuneration Report of Beadell Resources Limited for the year ended 31 December 2016, complies with *Section 300A* of the *Corporations Act 2001*.

Directors' responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with *Section 300A* of the *Corporations Act 2001*.

Our responsibilities

We have audited the Remuneration Report included in section 16 of the Director's report for the year ended 31 December 2016.

Our responsibility is to express an opinion on the Remuneration Report, based on our Audit conducted in accordance with *Australian Auditing Standards*.

KPMG

KPMG

Brent Steedman
Partner

Perth

28 February 2017

89

Beadell Resources Limited Annual Report 2016

AUDITOR'S INDEPENDENCE DECLARATION

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Beadell Resources Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 31 December 2016 there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Brent Steedman
Partner

Perth

28 February 2017

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Liability limited by a scheme approved under Professional Standards Legislation.

90

BEADELL

ADDITIONAL SHAREHOLDER INFORMATION

AS AT 31 MARCH 2017

a) Substantial Shareholders lodged with the Company:

NAME OF ORDINARY SHAREHOLDER	NUMBER OF SHARES HELD	% OF SHARES HELD
Van Eck Global	177,907,422	14.61%
BlackRock Group	129,024,585	10.59%
Paradice Investment Management Pty Ltd	81,860,570	7.74%

b) Listing of 20 Largest Shareholders

RANK	NAME OF ORDINARY SHAREHOLDER	NUMBER OF SHARES HELD	% OF SHARES HELD
1	HSBC Custody Nominees (Australia) Limited	522,624,569	42.91
2	J P Morgan Nominees Australia Limited	190,462,844	15.64
3	National Nominees Limited	40,158,507	3.30
4	Citicorp Nominees Pty Limited	30,315,603	2.49
5	Lujeta Pty Ltd <Margaret A/C>	21,774,155	1.79
6	HSBC Custody Nominees (Australia) Limited <NT-Comnwlth Super Corp A/C>	21,038,102	1.73
7	HSBC Custody Nominees (Australia) Limited-GSCO ECA	19,047,668	1.56
8	BNP Paribas Noms Pty Ltd <DRP>	14,689,144	1.21
9	HSBC Custody Nominees (Australia) Limited - A/C 2	12,809,909	1.05
10	ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian A/C>	8,431,096	0.69
11	HSBC Custody Nominees (Australia) Limited - A/C 3	8,427,809	0.69
12	Hookipa Pty Ltd <G Barrett Family A/C>	5,000,000	0.41
13	Mr Peppi Schiano Dicola	4,304,000	0.35
14	Mr Timothy Bryce Kleemann	3,758,000	0.31
15	Bnp Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	3,641,668	0.30
16	Mr Robert Holmes Watkins	3,118,004	0.26
17	Lujeta Pty Ltd <The Margaret Account>	3,074,000	0.25
18	Cainero Investments Pty Ltd <Cainero Super Fund A/C>	3,050,000	0.25
19	CS Fourth Nominees Pty Limited <Hsbc Cust Nom Au Ltd 11 A/C>	2,967,334	0.24
20	M Brott Pty Ltd <M Brott Pty Ltd S/F A/C>	2,695,705	0.22

91

Beadell Resources Limited Annual Report 2016

c) Distribution of Shareholders

RANGE	TOTAL HOLDERS	UNITS	% ISSUED CAPITAL
1 - 1,000	620	230,481	0.02
1,001 - 5,000	1,436	4,432,881	0.36
5,001 - 10,000	1,117	9,153,924	0.75
10,001 - 100,000	2,804	104,895,428	8.61
100,001 - 9,999,999,999	593	1,099,214,826	90.26
Total	**6,570**	**1,217,927,540**	**100.00**

d) Number of Shareholders Holding Less than a Marketable Parcel is 866.

e) Voting Rights

i. Ordinary Shares

On a show of hands every shareholder present in person or by proxy shall have one vote and upon a poll, each share shall have one vote.

ii. Options

The Company's options have no voting rights.

f) Stock Exchange Listing

Beadell Resources Limited shares are listed on the Australian Stock Exchange. The Company's ASX code is BDR.

g) Unlisted Share Options

NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE	NUMBER OF HOLDERS
1,800,000	$0.65	30 June 2017	3
250,000	$0.93	20 September 2018	1
17,900,000	$0.20	31 December 2018	15
2,500,000	$0.54	30 September 2019 (vesting 30 September 2017)	1
18,775,000	$0.25	31 December 2019	16
2,500,000	$0.63	30 September 2020 (vesting 30 September 2018)	1

92

BEADELL

T +61 (0) 8 9429 0800 **F** +61 8 9481 3176
Level 2, 16 Ord Street, West Perth 6005, Australia
PO BOX 542, West Perth 6872, Australia

www.beadellresources.com.au

Schedules 3 to Appendix E
Unaudited Condensed Consolidated Interim Financial Statements
for the 3 and 9 months ended September 30, 2018

E-42

ABN 50 125 222 291

Unaudited Condensed Consolidated Interim Financial

Statements

3 and 9 months ended 30 September 2018

2

Unaudited Condensed Interim Financial Statements

Unaudited condensed consolidated interim statement of financial position

As at 30 September 2018

			Restated*	Restated*
		Sep 2018	31-Dec 2017	31-Dec 2016
	Note	$’000	$’000	$’000
Assets
Cash and cash equivalents		8,383	10,136	28,298
Restricted cash		161	171	283
Prepayments		2,362	2,365	1,351
Trade and other receivables		27,987	24,907	29,267
Inventories	7	37,185	37,190	59,674
Total current assets		76,078	74,769	118,873

Trade and other receivables		18,367	18,062	153
Inventories	7	-	-	53,049
Exploration and evaluation assets		399	451	498
Mineral properties		24,791	31,429	28,428
Property, plant and equipment	9	151,385	137,270	134,942
Deferred tax assets	8	30,553	30,820	18,553
Total non-current assets		225,495	218,032	235,623
Total assets		301,573	292,801	354,496

Liabilities
Trade and other payables	10	43,080	58,670	44,230
Employee benefits		3,664	4,311	5,129
Borrowings	12	49,065	55,801	54,637
Provisions		5,663	5,333	4,527
Total current liabilities		101,472	124,115	108,523

Employee benefits		12	13	204
Other financial liabilities	11	6,973	-	-
Borrowings	12	55,121	-	6,949
Provisions		7,284	8,209	7,845

Total non-current liabilities		69,390	8,222	14,998
Total liabilities		170,862	132,337	123,521

Net assets		130,711	160,464	230,975

Equity
Share capital	13	324,968	303,512	254,435
Reserves		(39,170)	(22,486)	(5,080)
Accumulated losses		(155,087)	(120,562)	(18,380)
Total equity		130,711	160,464	230,975

* See Note 3

The notes on pages 8 to 18 are an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Interim Financial Statements

Unaudited condensed consolidated interim statement of profit or loss and other comprehensive income

For the three and nine months ended 30 September 2018 and 2017

		Three months ended		Nine months ended
			Restated*		Restated*
		Sep 2018	Sep 2017	Sep 2018	Sep 2017
	Note	$’000	$’000	$’000	$’000
Revenue		45,785	43,634	141,516	130,618
Cost of sales	5	(44,017)	(115,223)	(143,368)	(227,850)
Gross margin		1,768	(71,589)	(1,852)	(97,232)

Other income		39	335	770	505
Administrative expenses		(5,267)	(4,031)	(14,961)	(13,555)
Project exploration and evaluation expenses		(326)	(49)	(692)	(701)
Impairment losses		(796)	(587)	(6,467)	(1,404)
Other expenses		(118)	12	(334)	(696)
Results from operating activities		(4,700)	(75,909)	(23,536)	(113,083)

Finance income		2,820	44	2,888	290
Finance expense		(5,459)	646	(17,756)	(2,071)
Net finance (expense)/income	6	(2,639)	690	(14,868)	(1,781)

(Loss)/Profit for the period before income tax		(7,339)	(75,219)	(38,404)	(114,864)

Income tax benefit/(expense)		4	7,768	3,879	14,590
(Loss)/Profit for the period after income tax		(7,335)	(67,451)	(34,525)	(100,274)

Other comprehensive profit/(loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations		(3,138)	4,935	(18,521)	(12,522)
Other comprehensive (loss)/profit for the period net of tax		(3,138)	4,935	(18,521)	(12,522)
Total comprehensive (loss)/profit for the year		(10,473)	(62,516)	(53,046)	(112,796)

Earning per share:
Basic (loss)/earnings per share ($)		(0.01)	(0.05)	(0.03)	(0.08)
Diluted (loss)/earnings per share ($)		(0.01)	(0.05)	(0.03)	(0.08)

* See Note 3

The notes on pages 8 to 18 are an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited condensed consolidated interim statement of changes in equity

For the nine months ended 30 September 2018

				Share based	Option
		Share	Translation	payments	premium	Tax	Accumulated	Total
		capital	reserve	reserve	reserve	reserve	profits/(losses)	equity
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Restated Balance at 1 January 2018		303,512	(54,859)	17,153	3	15,217	(120,562)	160,464
Total comprehensive income for the period
Loss for the period		-	-	-	-	-	(34,525)	(34,525)
Other comprehensive income
Foreign currency translation differences		-	(18,521)	-	-	-	-	(18,521)
Total other comprehensive income		-	(18,521)	-	-	-	-	(18,521)
Total comprehensive income for the period		-	(18,521)	-	-	-	(34,525)	(53,046)
Transactions with owners recorded directly in equity
Contributions by and distributions to owners
Issue of ordinary shares	13	24,476	-	-	-	-	-	24,476
Equity transaction costs	13, 14	(3,020)	-	1,747	-	-	-	(1,273)
Share based payments	14	-	-	90	-	-	-	90
Total contributions by and distributions to owners		21,456	-	1,837	-	-	-	23,293
Balance as at 30 September 2018		324,968	(73,380)	18,990	3	15,217	(155,087)	130,711

The notes on pages 8 to 18 are an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited condensed consolidated interim statement of changes in equity

For the nine months ended 30 September 2017

				Share based	Option		Accumulated
		Share	Translation	payments	premium	Tax	profits/	Total
		capital	reserve	reserve	reserve	reserve	(losses)	equity
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2017, as previously reported		254,435	(36,136)	15,953	3	15,217	(17,347)	232,125
Impact of change in accounting policy	3	-	(117)	-	-	-	(1,033)	(1,150)
Restated balance at 31 December 2016		254,435	(36,253)	15,953	3	15,217	(18,380)	230,975
Total comprehensive income for the period
Restated loss for the period	3	-	-	-	-	-	(100,274)	(100,274)
Restated other comprehensive income
Foreign currency translation differences		-	(12,522)	-	-	-	-	(12,522)
Restated total other comprehensive income		-	(12,522)	-	-	-	-	(12,522)
Restated total comprehensive income for the period		-	(12,522)	-	-	-	(100,274)	(112,796)
Transactions with owners recorded directly in equity
Contributions by and distributions to owners
Issue of ordinary shares		50,903	-	-	-	-	-	50,903
Equity transaction costs		(1,826)	-	-	-	-	-	(1,826)
Share based payments		-	-	463	-	-	-	463
Total contributions by and distributions to owners		49,077	-	463	-	-	-	49,540
Balance as at 30 September 2017		303,512	(48,775)	16,416	3	15,217	(118,654)	167,719

The notes on pages 8 to 18 are an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited condensed consolidated interim statement of cash flows

For the nine months ended 30 September 2018

	Nine months ended
		Restated*
	Sep 2018	Sep 2017
	$’000	$’000

Cash flow from operating activities
Loss for the period	(34,525)	(100,274)
Adjustments for:
Depreciation	26,384	21,320
Net Impairment losses	796	1,404
Net loss on sale of plant and equipment	-	423
Ore inventory NRV write-down	6,055	71,126
Net finance costs	14,868	1,780
Equity-settled share-based payment transactions	90	463
Income tax benefit	(3,878)	(14,590)
	9,790	(18,348)
Changes in:
Inventories	(6,050)	(2,566)
Trade and other receivables	(3,386)	(12,194)
Prepayments	4	(391)
Trade and other payables	(3,710)	6,154
Provisions and employee benefits	(1,244)	(1,484)
Net cash used in operating activities	(4,596)	(28,829)

Cashflow from investing activities
Interest received	79	1,162
Payments for property, plant and equipment and mineral properties	(20,365)	(27,546)
Net cash used in investing activities	(20,286)	(26,384)

Cashflow from financing activities
Transfers from restricted cash held for security	10	58
Proceeds from issue of share capital, net of transaction costs	23,203	48,739
Proceeds from exercise of options	-	338
Repayment of loans and borrowings	(15,433)	(35,318)
Proceeds from loans and borrowings	18,041	25,566
Interest paid on loans	(2,075)	(1,633)
Net cash from financing activities	23,746	37,750

Net decrease in cash and cash equivalents	(1,136)	(17,463)
Cash and cash equivalents, beginning of the period	10,136	28,298
Effect of exchange rate fluctuations on cash held	(617)	(735)
Cash and cash equivalents, end of period	8,383	10,100

* See Note 3

The notes on pages 8 to 18 are an integral part of these unaudited condensed consolidated interim financial statements.

7

Notes to the unaudited condensed consolidated interim financial statements

1.	Reporting entity and basis of preparation

Beadell is a for profit company limited by shares and incorporated in Australia, whose shares are publicly traded on the Australian Securities Exchange.

The unaudited condensed consolidated interim financial statements (Interim Financial Statements) of Beadell Resources Ltd (the Company or Beadell or Group) have been prepared for the purpose of providing historical financial information of the Group as a consequence of the Scheme Implementation Deed (Scheme) that the Company and Great Panther Silver Limited (Great Panther) have entered into and should be read in conjunction with the Annual Report of the Group as at and for the year ended 31 December 2017.

The Interim Financial Statements of the Company comprise the Company and its subsidiaries (together referred to as the Group and individually as Group entities).

2.	Statement of compliance

The Interim Financial Statements are general purpose financial statements prepared in accordance with AASB 134 Interim Financial Reporting and with IAS 34 Interim Financial Reporting.

They do not include all the information required for a complete set of annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual audited consolidated financial statements as at and for the year ended 31 December 2017.

These Interim Financial Statements were authorised for issue by the Company’s Board of Directors on 30 November 2018.

The Company is of a kind referred to in Instrument 2016/191 issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in financial statements.

3.	Significant accounting policies

a)	Changes in significant accounting policies

Except as described below, the accounting policies applied by the Group and critical estimates and judgements in these Interim Financial Statements are the same as those applied by the Group in its consolidated annual financial report as at and for the year ended 31 December 2017.

Financial Instruments

Embedded derivatives

Derivatives embedded in other financial instruments or non-financial contracts (the host contract) are accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the consolidated statement of profit or loss and other comprehensive income.

IFRS 15 – Revenue from contracts with customers

The Group has adopted IFRS 15 Revenue from Contracts with Customers effective 1 January 2018 retrospectively using the practical expedient in paragraph C5(c) of IFRS 15, under which the Group does not disclose the amount of consideration allocated to the remaining performance obligations or an explanation of when the Group expects to recognise the amount as revenue for all reporting periods presented before the date of initial application – i.e. 1 January 2018. The details and quantitative impact of the changes in accounting policies are discussed below.

(i)	Gold sales

Previously, the Group recognised revenue from gold sales when all risks and rewards transferred; no further processing was required by the Group; the quality and quantity of the gold had been determined; and the sale was probable. Under IFRS 15, the Group recognises revenue when control has passed to the buyer; the Company has no significant continuing involvement; and the amount of revenue and costs incurred or costs to be incurred in respect of the transaction can be measured reliably. The Group’s assessment is that this occurs when the refined gold has been physically delivered, which is also the date when title has passed to the buyer and the Company has issued an invoice pursuant to a transaction confirmation that fixes the quantity and price of the gold for each delivery.

8

Notes to the unaudited condensed consolidated interim financial statements

The impact of the change in accounting policy is that gold bullion awaiting settlement (which represented gold that has not been turned out by the Group’s refiner prior to period end) is no longer recognised as revenue. Revenue recognition will now be delayed until the refined gold has been physically delivered and title has passed to the buyer.

(ii)	Impacts on financial statements

Consolidated statement of financial position

	Impact of changes in accounting policies
	As previously
	reported	Adjustments	As restated
31 December 2016	$’000	$’000	$’000
Assets
Cash and cash equivalents	28,298		28,298
Restricted cash	283		283
Prepayments	1,351		1,351
Gold bullion awaiting settlement	5,360	(5,360)	-
Trade and other receivables	29,267		29,267
Inventories	55,464	4,210	59,674
Trade and other receivables	153		153
Inventories	53,049		53,049
Exploration and evaluation assets	498		498
Mineral properties	28,428		28,428
Property, plant and equipment	134,942		134,942
Deferred tax assets	18,553		18,553
Total assets	355,646	(1,150)	354,496

Liabilities
Trade and other payables	44,230		44,230
Employee benefits	5,129		5,129
Borrowings	54,637		54,637
Provisions	4,527		4,527
Employee benefits	204		204
Borrowings	6,949		6,949
Provisions	7,845		7,845
Total liabilities	123,521	-	123,521

Equity
Share capital	254,435		254,435
Reserves	(4,963)	(117)	(5,080)
Accumulated losses	(17,347)	(1,033)	(18,380)
Total equity	232,125	(1,150)	230,975

9

Notes to the unaudited condensed consolidated interim financial statements

	Impact of changes in accounting policies
	As previously
	reported	Adjustments	As restated
31 December 2017	$’000	$’000	$’000
Assets
Cash and cash equivalents	10,136		10,136
Restricted cash	171		171
Prepayments	2,365		2,365
Gold bullion awaiting settlement	9,496	(9,496)	-
Trade and other receivables	24,907		24,907
Inventories	29,696	7,494	37,190
Trade and other receivables	18,062		18,062
Exploration and evaluation assets	451		451
Mineral properties	31,429		31,429
Property, plant and equipment	137,270		137,270
Deferred tax assets	30,820		30,820
Total assets	294,803	(2,002)	292,801

Liabilities
Trade and other payables	58,670		58,670
Employee benefits	4,311		4,311
Borrowings	55,801		55,801
Provisions	5,333		5,333
Employee benefits	13		13
Provisions	8,209		8,209
Total liabilities	132,337	-	132,337

Equity
Share capital	303,512		303,512
Reserves	(22,530)	44	(22,486)
Accumulated losses	(118,516)	(2,046)	(120,562)
Total equity	162,466	(2,002)	160,464

Consolidated statement of profit or loss and OCI

For the 9 months ended 30 September 2017

	Impact of changes in accounting policies
	As previously
	reported	Adjustments	Restated
For the nine months ended 30 September 2017	$’000	$’000	$’000
Revenue	134,908	(4,290)	130,618
Cost of sales	(232,140)	4,290	(227,850)
Other income	505		505
Administrative expenses	(13,555)		(13,555)
Project exploration and evaluation expenses	(701)		(701)
Impairment losses/(reversals)	(1,404)		(1,404)
Other expenses	(696)		(696)
Finance income	290		290
Finance expense	(2,071)		(2,071)
Income tax benefit/(expense)	14,590		14,590
Loss for the period after income tax	(100,274)	-	(100,274)

Other comprehensive profit/(loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations	(11,435)	(1,087)	(12,522)
Other comprehensive profit for the period net of tax	(11,435)	(1,087)	(12,522)
Total comprehensive profit for the year	(111,709)	(1,087)	(112,796)

There is no material impact on the Group’s basic or diluted earnings per share for the 9 months ended 30 September 2017.

10

Notes to the unaudited condensed consolidated interim financial statements

Consolidated statement of cash flows

For the 9 months ended 30 September 2017

	Impact of changes in accounting policies
	As previously
	reported	Adjustments	Restated
For the nine months ended 30 September 2017	$’000	$’000	$’000
Cash flow from operating activities
Loss for the year	(100,274)		(100,274)
Adjustments for:
Depreciation	21,320		21,320
Net Impairment losses	1,404		1,404
Net loss on sale of plant and equipment	423		423
Ore inventory NRV write-down	71,126		71,126
Net finance costs	1,780		1,780
Equity-settled share-based payment transactions	463		463
Income tax benefit	(14,590)		(14,590)
Changes in:
Inventories	6,706	(9,272)	(2,566)
Gold bullion awaiting settlement	(9,272)	9,272	-
Trade and other receivables	(12,194)		(12,194)
Prepayments	(391)		(391)
Trade and other payables	6,154		6,154
Provisions and employee benefits	(1,484)		(1,484)
Net cash used in operating activities	(28,829)	-	(28,829)
Interest received	1,162		1,162
Payments for property, plant and equipment and mineral properties	(27,546)		(27,546)
Net cash used in investing activities	(26,384)	-	(26,384)
Transfers from restricted cash held for security	58		58
Proceeds from issue of share capital, net of transaction costs	48,739		48,739
Proceeds from exercise of options	338		338
Repayment of loans and borrowings	(35,318)		(35,318)
Proceeds from loans and borrowings	25,566		25,566
Interest paid on loans	(1,633)		(1,633)
Net cash from financing activities	37,750	-	37,750
Net increase in cash and cash equivalents	(17,463)		(17,463)
Cash and cash equivalents 1 January	28,298		28,298
Effect of exchange rate fluctuations on cash held	(735)		(735)
Cash and cash equivalents 30 September	10,100	-	10,100

b)	Going concern

The consolidated financial report has been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

The Group held cash on hand and on deposit as at 30 September 2018 of $8.4 million and has a net working capital deficit, inclusive of provisions, of $25.4 million. For the period ended 30 September 2018 the Group incurred a loss after income tax of $34.5 million including impairments of $6.5 million and inventory net realisable value adjustments of $6.1 million. Cash outflows from operating activities were $4.6 million and cash outflows from investing activities were $20.3 million.

During the period, the Company raised further funding consisting of: equity of $28.7 million (before costs), through the placement of 423,460,869 fully paid ordinary shares and attaching warrants (which are classified on the balance sheet as debt of $4.2 million); and an additional US$10 million ($13.4 million) of convertible debentures due 30 June 2023 (refer note 12).

On 22 June 2018, the Company announced the MACA Termination Agreement. All amounts owing to MACA were consolidated into one $61 million loan. The outstanding loan amount at 30 September 2018 and as at the date of these Interim Financial Statements is $54.7 million. In accordance with this existing agreement, if the Company undertakes a new share capital raising or debt issue, a repayment equal to 30% of the proceeds (after costs) received is due to MACA. Interest is payable quarterly at a rate based on the RBA cash rate plus 5% per annum.

11

Notes to the unaudited condensed consolidated interim financial statements

The Group’s Santander – Itaú Facility is scheduled to be repaid in full by April 2019. Following the Company’s scheduled repayment of US$2.5 million in October 2018, two repayments of US$5 million each remain, which are scheduled for January and April 2019.

Scheme of Arrangement

On 24 September 2018, Great Panther and Beadell have entered into a Scheme, pursuant to which Great Panther will acquire all of the issued and outstanding common shares of Beadell. Under the terms of the Scheme, Beadell shareholders will receive 0.0619 of a Great Panther common share for each Beadell Share.

Completion of the Scheme is subject to a number of conditions, including the receipt of applicable regulatory, shareholder, third-party and other creditor approvals and consents, as well as the approval of the TSX and the ASIC. The Scheme cannot be completed until these conditions are satisfied and the required approvals are obtained, or such conditions are waived by the relevant parties. The Beadell shareholder meeting to consider the Scheme is expected to be held in early 2019 and the Scheme is expected to be implemented as soon as practicable thereafter following Australian Court approval. The Great Panther shareholder meeting called to approve the issuance of Great Panther shares to the Scheme is expected to be held concurrently with or before the Beadell shareholder meeting. There can be no assurance that the Scheme will be completed.

Santander – Itaú, certain other bank facilities, Convertible Debentures and the MACA Termination Agreement contain various change of control clauses. On 20 November 2018 MACA have agreed to waive their change of control clause under the MACA Termination Agreement on completion of the Scheme, Santander – Itaú have also waived their change of control clause. Refer Note 16 for further information regarding these waivers.

In relation to the other bank facilities and Convertible Debentures, Beadell and Great Panther are currently in the process of obtaining the necessary consents and waivers such that the counterparties will waive their change of control rights, and have a reasonable expectation that agreement will be reached regarding waiver of change of control clauses and that Convertible Debenture holders terms will be renegotiated.

Should the Scheme complete, without obtaining the remaining further relevant waivers and consents, the counterparties to those agreements who have not provided a waiver or consent will have the right to require Beadell to repay all amounts outstanding on demand. The amount repayable at the date of this report would be US$15.5 million ($21.2 million).The Directors have a reasonable expectation of financial support from Great Panther if such debts became payable on a change of control.

Cash flows

The directors consider the going concern basis of preparation to be appropriate based on forecast cash flows. The cash flow forecast depends on successful ramp up of mining operations, processing activities and the completion of capital projects in accordance with management’s schedule and cost assumptions, extension of creditor terms as received historically and achieving forecast gold price and foreign exchange assumptions. The forecasts include the timely and successful commissioning of the plant upgrade during the second half of 2018 to allow for the processing of increased sulphide ore as planned. Critical to achieving forecast cash flows is the Group’s ability to achieve forecast ore material movement and gold production. The Group has a reasonable expectation that such production forecasts will be achieved through a combination of improved material movement and recoveries following the plant upgrade and accessing higher grade ore reserves.

The cash flow forecast also depends on the successful rolling of unsecured bank facilities of US$14.9 million ($20.6 million) (as at the date of these Interim Financial Statements) and the expected refund of Brazilian Federal VAT credits (PIS/COFINS) of $26.9 million in the next 12 months. The unsecured bank facilities have a successful history of being rolled and the directors expect this to continue. The Directors have received advice that supports the timing of the refund of PIS/COFINS.

Should operations not successfully achieve operating and capital forecasts, including the continued support from the secured and unsecured lenders and the refund of PIS/COFINS within the expected timeframe, the Group will require additional funding in the form of debt or equity or a combination of the two. Negotiation for additional equity and debt funding will be further progressed as required and the Directors have a reasonable expectation that such additional funding can be secured.

These material uncertainties give rise to significant doubt about the ability of the Company to continue as a going concern and realise its assets and extinguish its liabilities in an orderly manner at the amounts stated in the financial report.

12

Notes to the unaudited condensed consolidated interim financial statements

4.	Segments

Operating segments

The Group has one reportable segment; ‘Brazilian operations and exploration’ which is the Group’s strategic business unit.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of production. Segment assets are based on the geographical location of assets.

	Three months ended		Nine months ended
		Restated*		Restated*
	Sep 2018	Sep 2017	Sep 2018	Sep 2017
Revenues	$’000	$’000	$’000	$’000
Australia	-	-	-	-
Brazil	45,785	43,634	141,516	130,618
Unallocated amounts	-	-	-	-
Balance at the end of the period	45,785	43,634	141,516	130,618

* See Note 3

		Restated*
	Sep 2018	Dec 2017
Non-current assets	$’000	$’000
Australia	36	48
Brazil	194,900	187,159
Unallocated amounts	30,559	30,825
Balance at the end of the period	225,495	218,032

* See Note 3

5.	Cost of sales

In 2017, the Group recognised a write-down of $6.9 million in June 2017 and a further $64.2 million in September 2017 (total of $71.1 million) in cost of goods sold in respect of its low grade stockpiles.

In 2018, the Group has recognised a write-down of $2.2 million in June 2018 and a further $3.9 million in September 2018 (total of $6.1 million) in cost of goods sold in respect of its low grade stockpiles. Refer note 7 for further information.

6.	Finance income and expense

	Three months ended		Nine months ended
		Restated*		Restated*
	Sep 2018	Sep 2017	Sep 2018	Sep 2017
	$’000	$’000	$’000	$’000
Recognised in profit and loss
Interest income	11	44	79	290
Interest expense	(2,053)	(880)	(6,569)	(2,569)
Net foreign exchange gain/(loss)	(3,038)	1,527	(10,766)	897
Changes in fair value of derivatives	2,809	-	2,809	-
Transaction costs	(368)	(1)	(421)	(399)
Net finance expense	(2,639)	690	(14,868)	(1,781)

13

Notes to the unaudited condensed consolidated interim financial statements

7.	Inventories

		Restated*
	Sep 2018	Dec 2017
	$’000	$’000
Spare parts, raw materials and consumables	18,065	13,121
Ore stockpiles	11,325	9,451
Gold in circuit	3,410	7,382
Gold bullion	4,385	7,236
Balance at the end of the period	37,185	37,190
Current	37,185	37,190
Non current	-	-
Balance at the end of the period	37,185	37,190

* See Note 3

Net realisable value

Ore stockpiles have been valued at net realisable value (NRV). As a result, the Group has recognised a write-down of $6.1 million (September 2017: $71.1 million) in respect of low grade ore mined during the period. The NRV write-down has been recognised in cost of goods sold during the period.

NRV is estimated by modelling using assumptions with respect to planned usage, future processing costs and forecast gold prices. Accordingly, periodic adjustments to the carrying value of ore stockpiles will occur over time depending upon the assumptions used at each reporting date. These adjustments may result in a write-down or write-back depending upon assumptions used.

All other inventories are held at cost at reporting date.

8.	Deferred tax assets

At 30 September 2018 the Group has recognised deferred tax assets of $30.5 million (December 2017: $30.8 million) to be recoverable in the future against taxable profits.

The Group has not recognised a deferred tax asset for temporary differences arising from NRV adjustments on low grade ore mined during 2018. The Group expects that this low grade ore will be processed at the end of the Tucano Mine’s life, at which point the temporary differences arising from the NRV adjustment will reverse. On the basis that the Group does not believe it is probable that taxable profits will be available at the time of reversal, no deferred tax assets have been recognised in respect of this NRV adjustment.

The Group’s recognised net deferred tax assets relate wholly to its Brazilian operations.

9.	Property, plant and equipment

	Sep 2018	Dec 2017
	$’000	$’000

Cost
Opening balance	247,333	229,959
Additions	47,478	32,624
Transfers from ore stockpiles	-	11,822
Disposals	(12)	(3,119)
Effect of movements in exchange rates	(31,910)	(23,953)
Balance at the end of the period	262,889	247,333

Depreciation
Opening balance	(110,063)	(95,017)
Depreciation	(18,388)	(30,171)
Disposals	5	2,794
Effect of movements in exchange rates	16,942	12,331
Balance at the end of the period	(111,504)	(110,063)
Carrying amount
Opening balance	137,270	134,942
Balance at the end of the period	151,385	137,270

14

Notes to the unaudited condensed consolidated interim financial statements

10.	Trade and other payables

	Sep 2018	Dec 2017
	$’000	$’000
Trade payables	33,651	39,362
Accruals	4,555	16,972
Other payables	4,874	2,336
Balance at the end of the period	43,080	58,670
Current	43,080	58,670
Non current	-	-
Balance at the end of the period	43,080	58,670

In accordance with the MACA Termination Agreement, amounts owing to MACA were transferred from trade and other payables to borrowings. Refer note 12 for further information.

11.	Other financial liabilities

Convertible debentures

On 7 May 2018 and 28 June 2018, the Company issued a total of US$10 million ($13.4 million) of senior secured convertible debentures totalling US$10 million due 30 June 2023. An embedded derivative liability has been recognised upon initial recognition of the convertible debentures as the debenture holders have the option to convert at a fixed price of US$0.0815 per share which is different from the Company’s Australian dollar functional currency. The fair value of the embedded derivatives on issue of the convertible debentures was estimated to be $5.6 million. The embedded derivative liability was revalued at 30 September 2018 to $3.8 million with the change in fair value recognised in the statement of profit or loss. Refer note 12 for further information.

Warrants

On 7 May 2018 and 28 June 2018, the Company issued a total of 50,859,225 and 94,129,125 attaching warrants to fully paid ordinary shares respectively to investors in conjunction with the completion of Tranches 1 and 2 of the share capital raising (refer note 13). The warrants have an exercise price of US$0.0815 and expire three years from the date of issuance. An embedded derivative liability has been recognised upon initial recognition of the warrants as the warrants are exercisable in United States dollars and the Group’s functional currency is Australian dollars. The fair value of the embedded derivative liability on issue of the warrants was estimated to be $4.2 million. The embedded derivative liability was revalued at 30 September 2018 to $3.2 million with the change in fair value recognised in profit or loss. All the warrants remain outstanding at 30 September 2018.

12.	Borrowings

	Sep 2018	Dec 2017
	$’000	$’000
MACA Loan	54,560	9,675
Santander – Itaú Facility	17,320	22,677
Convertible Debentures	8,062	-
Other bank facilities	24,244	23,449
Balance at the end of the period	104,186	55,801
Current	49,065	55,801
Non current	55,121	-
Balance at the end of the period	104,186	55,801

On 22 June 2018, the Company announced the MACA Termination Agreement. All amounts owing to MACA were consolidated into one $61 million loan. Interest is payable quarterly at a rate based on the RBA cash rate plus 5% per annum. An initial payment of $3 million was made in July 2018 and a further $3.3 million was made in August 2018 representing a repayment equal to 30% of the proceeds (after costs) of the new share capital raising. The next scheduled repayment of $3 million is due 31 March 2019 and thereon monthly payments of $1.5 million commencing 1 July 2019 are required until the loan is repaid or 30 June 2022, whichever is earlier. See note 3(b) for further information.

On 7 May 2018 and 28 June 2018, the Company issued a total of US$10 million ($13.4 million) of senior secured convertible debentures totalling US$10 million due 30 June 2023. Interest is payable semi-annually on 30 June and 31 December of each year at an interest rate of 6% per annum, commencing on 31 December 2018. On issue an embedded derivative liability of $5.6 million has been recognised in relation to the debenture holders option to convert (refer note 11).

15

Notes to the unaudited condensed consolidated interim financial statements

The balance of the Santander – Itaú Facility as at 30 September 2018 is US$12.5 million ($17.3 million). The Santander – Itaú Facility is scheduled to be repaid in full by April 2019.

The Group’s other facilities comprise US$16.7 million ($23.1 million) in unsecured interest bearing bank facilities, which are fully drawn at 30 September 2018.

13.	Share capital

Movement in share capital for the nine months ended 30 September 2018

	Number of Shares	Share Capital
Ordinary share capital	'000 shares	$'000
On issue at the beginning of the period	1,233,430	303,512
Issued for cash	423,462	24,476
Issued in respect of share capital raising fees	16,692	-
Equity transaction costs	-	(3,020)
On issue at the end of the period	1,673,584	324,968

Share capital raising

In May 2018 and June 2018, the Company raised $5.6 million and $10.4 million before costs, through the placement of 67,812,300 and 125,505,500 fully paid ordinary shares and 50,859,225 million and 94,129,125 attaching warrants, respectively, to sophisticated and professional investors. The fair value of the warrant embedded derivative of $4.2 million has been recognised as a liability in accordance with the accounting standards.

Additionally, in July 2018 and August 2018, the Company raised $0.8 million and $11.8 million before costs, through the placement of 11,850,069 and 218,293,000 fully paid ordinary shares.

14.	Share-based payments

Share Options

The Group has an established Employee Share Option Plan (“ESOP”) under which Share Options can be offered to Key Management Personnel, employees and other parties. All Share Options issued under the ESOP are subject to the ESOP terms and conditions as disclosed in the Company’s 2017 Annual Report.

Share Options granted during the period

During the period, 2,500,000 Share Options exercisable at $0.078 and 2,500,000 Share Options exercisable at $0.091 were granted.

Forfeiture of unissued shares

During the period, 9,000,000 Share Options exercisable at $0.20, 9,000,000 Share Options exercisable at $0.25 and 250,000 Share Options exercisable at $0.93 were forfeited as a result of failure to meet vesting conditions.

Performance Rights

The Group has an established Performance Rights Plan (“PRP”) under which Performance Rights may be offered to Key Management Personnel and employees. All Performance Rights issued under the PRP are subject to the PRP terms and conditions as disclosed in the Company’s 2017 Annual Report.

Performance Rights granted during the period

No Performance Rights were granted during the period.

Performance Rights forfeited during the period

5,045,868 Performance Rights, vesting 31 December 2018 were forfeited as a result of failure to meet vesting conditions.

Warrants

On 7 May 2018 and 28 June 2018, the Company issued 4,520,940 and 7,998,420 attaching warrants to fully paid ordinary shares respectively to CIBC and Cormack as compensation for services provided in the completion of Tranches 1 and 2 of the share capital raising (refer note 13). The warrants have an exercise price of US$0.0815 and expire three years from the date of issuance. All the warrants remain outstanding at 30 September 2018.

16

Notes to the unaudited condensed consolidated interim financial statements

Deferred Share Price Correlated Compensation

Commencing on 15 July 2018, the Company’s CEO and Managing Director is entitled to receive Deferred Share Price Correlated Compensation in the form of rights to $17,000 of new ordinary shares in the Company per month. Deferred Share Price Correlated Compensation vests monthly during the term of employment based on the volume-weighted average price of the Company’s shares on ASX during the preceding calendar month.

The issue of the new shares in satisfaction of the Deferred Share Price Correlated Compensation will be subject to receipt of all necessary shareholder approvals under the ASX Listing Rules. If shareholders do not give the necessary approvals, then payment will be made in cash in lieu of the shares. Regardless of whether shareholders give the necessary approvals, the Board may, in its discretion, elect to pay your Deferred Share Price Correlated Compensation in cash in lieu of shares. Any cash payments will be calculated as the number of shares that would have been issued to you multiplied by the volume-weighted average price of the Company’s shares on ASX during the 20 trading days before the date of payment.

While the rights to the Deferred Share Price Correlated Compensation vest on a monthly basis, the Company is not required to pay you or issue shares until it has convened and held a general meeting to seek the necessary shareholder approvals for the issue of the shares.

The Company has recognised $43,034 as share based payment expenses in relation to the Deferred Share Price Correlated Compensation during the period.

Incentive Equity Remuneration

Commencing on 15 July 2018, the Company’s CEO and Managing Director is entitled to receive Incentive Equity Remuneration in the form of rights to receive up to a maximum of 15,000,000 shares, should the following performance hurdles be satisfied within the 12 months commencing 15 July 2018;

a)	if the Company’s share price is $0.14 or more as at the close of trading for at least 10 consecutive trading days, the issue 5,000,000 new ordinary shares in the Company;
b)	if the Company’s share price is $0.18 or more as at the close of trading for at least 10 consecutive trading days, the issue of an additional 5,000,000 new ordinary shares in the Company; and
c)	if the Company’s share price is $0.21 or more as at the close of trading for at least 10 consecutive trading days, the issue of an additional 5,000,000 new ordinary shares in the Company.

The issue of new shares arising from the satisfaction of the performance hurdles will be subject to receipt of all necessary shareholder approvals under the ASX Listing Rules. If shareholders do not give the necessary approvals, then payment will be made in cash in lieu of the shares. Regardless of whether shareholders give the necessary approvals, the Board may, in its discretion elect to pay any Incentive Equity Remuneration to which you become entitled in cash in lieu of shares.

The Incentive Equity Remuneration is subject to change in control clauses (refer Note 15).

The Company has recognised $3,678 as share based payment expenses in relation to the Incentive Equity Remuneration during the period.

Share Capital Raising Fees

On 7 May 2018 and 28 June 2018, the Company issued 6,027,920 and 10,664,560 fully paid ordinary shares respectively at an issue price of $0.083 per Share to CIBC and Cormack as compensation for services provided in completion of Tranches 1 and 2 of the share capital raising (refer note 13). The total value of the share based payments for the equity raising, including the warrants above, is $1.7 million.

15.	Appointment of CEO and Managing Director

On 15 July 2018, Dr Nicole Adshead-Bell, a non-executive director of the Company since September 2016, was appointed as CEO and Managing Director of the Company.

The material terms of Dr Adshead-Bell’s employment contract are:

a)	Cash salary of $146,000 per annum;

b)	Entitlement to receive Deferred Share Price Correlated Compensation and Incentive Equity Remuneration;

17

Notes to the unaudited condensed consolidated interim financial statements

c)	Should a change in control occur within 3 months of the date of Dr Adshead-Bell’s appointment, then in addition to all accrued rights to Deferred Share Price Correlated Consideration, Dr Adshead-Bell’s will be entitled to receive the equivalent of 9 months’ Deferred Share Price Correlated Consideration;

d)	Should a change in control occur after 3 months of the date of Dr Adshead-Bell’s appointment, then in addition to all accrued rights to Deferred Share Price Correlated Consideration, Dr Adshead-Bell’s will be entitled to receive the equivalent of 12 months’ Deferred Share Price Correlated Consideration;

e)	Should a change in control occur and Dr Adshead-Bell has accrued Incentive Equity Remuneration, then Dr Adshead-Bell will be entitled to receive that Incentive Equity Remuneration and will not be entitled to a change of control entitlements described at c) and d) above;

f)	Should a change in control occur and Dr Adshead-Bell has not accrued Incentive Equity Remuneration, then Dr Adshead-Bell’s right to Incentive Equity Remuneration will cease.

g)	12 month notice period in event of termination of employment by the Company or Dr Adshead-Bell. The Company may elect to make a payment in lieu of this notice period; and

h)	Other terms and conditions which are typical in a contract of this nature.

Further details regarding Deferred Share Price Correlated Compensation and Incentive Equity Remuneration can be found at Note 14.

16.	Subsequent events

Scheme Implementation Deed

On 24 September 2018, Great Panther and Beadell have entered into a Scheme, pursuant to which Great Panther will acquire all of the issued and outstanding common shares of Beadell. Under the terms of the Scheme, Beadell shareholders will receive 0.0619 of a Great Panther common share for each Beadell Share.

Change of control waivers

On 20 November 2019 MACA reached an agreement with Great Panther to waive the change of control clause under the MACA Termination Agreement, with the following amendments on completion of the Scheme:

a)	Advancement of the 31 March 2019 principal repayment of $3 million to 30 days following the Completion Date and advancement of monthly principal repayments of $1.5 million to 30 April 2019 from 31 July 2019, resulting in total principal repayments during 2019 increasing from $12 million to $16.5 million;

b)	Great Panther have guaranteed the first $6 million of principal repayments;

c)	MACA have a right to convert $15 million of the remaining loan outstanding to shares in Great Panther, subject to:

o	a limit of $5 million in each quarter following the Completion Date at a 5% discount to the 20-day volume weighted average price;

o	any principal amount of the loan which is converted to Great Panther shares will reduce the outstanding balance of the loan, with 50% to be applied to reduce the remaining monthly repayments on a pro-rata basis;

d)	Amendment to reduce the provision to provide 30% of net proceeds from any debt or equity financing as a repayment to MACA to 10%; and

e)	Amendment to reduce the provision to provide 30% of net proceeds from any exercise of warrants as a repayment to MACA to 20%.

Additionally, subsequent to the end of the period, Santander – Itaú have agreed to waive the change of control clause under the Santander – Itaú Facility Agreement upon completion of the Scheme.

There have been no events subsequent to balance date which would have a material effect on the Group’s condensed consolidated interim financial statements.

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Schedules 4 to Appendix E

Management’s Discussion and Analysis for the period ended September 30, 2018 and 2017

E-43

Management’s Discussion and Analysis of

BEADELL RESOURCES LIMITED

For the period ended 30 September 2018 and 2017

1. Introduction

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with the reviewed unaudited condensed consolidated interim financial statements of Beadell Resources Limited for the three and nine-months ended 30 September 2018.

This discussion is current at the date of this MD&A. The financial statements (and the financial information contained in this MD&A) were prepared in accordance with Australian equivalents to International Financial Reporting Standards (IFRS) rather than Canadian generally accepted accounting principles (GAAP). All figures are expressed in Australian dollars (A$) unless otherwise indicated.

Unless the context otherwise requires, references in this MD&A to the “Company”, “Group” or “Beadell” are references to Beadell Resources Limited and its subsidiaries.

Additional information relating to the Company and its business is available under the Company’s profile on the Australian Securities Exchange (ASX) under the symbol “BDR” or the Company’s website www.beadellresources.com.au.

2. Forward-Looking Statements

The following MD&A contains forward-looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to Beadell’s objectives, strategies to achieve those objectives, beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

Forward-looking statements generally can be identified by words such as “objective”, “may”, “will”, “expect”, “likely”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or similar expressions suggesting future outcomes or events. All statements, other than statements of historical fact, included herein including, without limitation; statements about the development and exploration potential of Beadell’s properties, use of proceeds and the business objectives of Beadell, are forward-looking statements. By their nature, such forward-looking statements are not guarantees of future performance and reflect Beadell’s current beliefs based on information currently available to them. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the businesses of Beadell and the risk factors discussed in materials filed with the relevant securities regulatory authorities from time to time which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Those risks and uncertainties include, but are not limited to: the mining industry (including operational risks; risks in exploration, and development; the uncertainties involved in the discovery and delineation of mineral deposits, resources or reserves; and the uncertainty of mineral resource and mineral reserve estimates); the risk of gold, copper and other commodity price and foreign exchange rate fluctuations; the ability to fund the capital and operating expenses necessary to achieve stated business objectives; the uncertainty associated with commercial negotiations and negotiating with foreign governments; the risks associated with international business activities including disputes with joint venture partners; risks related to operating in the countries in which the company operates; environmental risk; the dependence on key personnel; and the ability to access capital markets.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth above. Except as required by applicable securities laws, Beadell assumes no obligation to update or revise any forward-looking statements to reflect new information or the occurrence of future events or circumstances.

3. Background

Beadell Resources Limited is an ASX listed gold mining company. Its primary asset is the 100% owned Tucano Gold Mine, located in the Amapá state, north of Brazil. Tucano has approximately 3.2 million ounces of gold resources and 1.3 million ounces of gold reserves. Tucano covers approximately 2,500 km2 of mostly contiguous exploration licences and a mining concession with district scale exploration potential. The Company completed construction of the 3.5 million tonnes per annum CIL plant and began operating the Tucano Gold Mine in December 2012.

Principal activities and objectives

The principal activities of the Group during the period were:

•	Mining and processing activities at the Group’s Tucano gold mine (Tucano) located in northern Brazil; and

•	Exploration for and evaluation of mineral resources in Brazil.

During the period, the Group focused its efforts on producing profitable ounces through the improvement of its operational performance and mining activities at Tucano.

The Group’s objectives are to:

•	Implement a mine plan that results in consistent production quarter on quarter,

•	Improve mining performance and consistency across all seasons,

•	Complete processing plant upgrade by November 2018 to improve efficiency,

•	Invest in its exploration potential,

•	Improve the level of proficiency in its personnel on site through training and mentoring,

•	Strengthen its balance sheet, and an

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• Overall focus on share price appreciation.

4. Operating and financial review

Operating and financial summary

		Restated*
	Sep 2018	Sep 2017
Operating results
Total Waste Moved	14,092,049	11,836,363
Marginal Ore Mined	25,503	18,161
Gold Ore Mined	1,671,546	1,833,554
Gold Ore Mined Grade	1.35	1.03
Total Material Mined	15,789,097	13,688,078
Total Gold Ore Milled	2,631,992	2,723,095
Spent Gold Ore Milled	404,486	670,084
Spent Gold Ore Milled	15%	25%
Plant Head Grade	1.08	1.05
Plant Recovery	87.50%	88.50%
Total Gold Recovered	79,931	81,025
Total Gold Sold	84,050	82,991

Financial results	($ millions)	$ millions)
Revenue and costs of production
Sales revenue	141.5	130.6
Costs of production	(107.4)	(132.7)
Non-cash adjustment to low grade ore stockpiles	(6.1)	(71.1)
Depreciation and amortisation	(26.4)	(21.3)
	1.6	(94.5)
Other significant items
Administrative expense	(15.0)	(13.6)
Impairment losses	(6.5)	(1.4)
Net finance (expense)/income	(14.9)	(1.8)
Income tax benefit/(expense)	3.9	14.6
Other items	(3.6)	(3.6)
Reported (loss)/profit after tax	(34.5)	(100.3)

Other financial information	($ millions)	($ millions)
Cash flow (used in)/from operating activities	(4.6)	(28.8)
Cash and cash equivalents	8.4	10.1
Net assets	130.7	160.5
Basic (loss)/earnings per share	($0.03)/share	($0.08)/share

* See Note 3 of the unaudited condensed consolidated interim financial statements for the three and nine-months ended 30 September 2018

Review of financial results

The loss after income tax for the nine months ended 30 September 2018 was $34.5 million compared to a loss of $100.3 million for the same period in 2017. The difference is mainly due to an improvement in the material movement and improved unit mining costs and a reduction in the write-down of low grade stockpiles to net realisable value (NRV). This has been offset by foreign exchange losses on US Dollar denominated loans incurred as a result of the weakening of the Brazilian Real against the US Dollar.

Sales revenue

The Group has reported an increase in gold sales revenue driven primarily by a 1% increase in gold ounces sold. Revenue of $141.5 million (2017 restated: $130.6 million) was generated from the sale of 84,050 ounces at an average price, net of smelting and refining costs, of $1,684 per ounce (2017 restated: $1,626 per ounce).

Costs of production

Costs of production have decreased by $25.3 million in comparison to the same period in 2017, which is largely attributable to an improvement in the material movement and unit mining costs.

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Non cash adjustment to low grade ore stockpiles

Ore stockpiles are valued at the lower of cost and NRV. The Group has recognised a write-down to NRV of $6.1 million in 2018 (2017 restated: $71.1 million) in cost of goods sold in respect of its low grade ore stockpiles.

The carrying value of low grade ore stockpiles is modelled using assumptions with respect to planned usage, future processing costs and forecast market prices. Additionally, the timing of the processing of low grade ore stockpiles has been deferred but they continue to form part of the life of mine processing plan at Tucano.

Net finance expense

The Group has reported a net finance expense of $14.9 million, which is primarily attributable to the weakening of the Brazilian Real against the US Dollar. Borrowings are primarily denominated in US Dollars and as a result of the weakening of the Brazilian Real, the Group has recognised a foreign exchange loss of $10.8 million (2017 restated: $0.9 million gain). Additionally, the Group has incurred interest expenses of $6.6 million (2017 restated: $2.6 million).

Income tax benefit

Income tax benefit was $3.9 million, compared to $14.6 million for the same period in 2017. The reduction in the income tax benefit has occurred as the Group has not recognised a deferred tax asset for temporary differences arising from NRV adjustments on low grade ore mined during 2018. The Group expects that this low grade ore will be processed at the end of the Tucano Mine’s life, at which point the temporary differences arising from the NRV adjustment will reverse. On the basis that the Group does not believe it is probable that taxable profits will be available at the time of reversal, no deferred tax assets have been recognised in respect of this NRV adjustment.

Cash flow

Cash and cash equivalents as at 30 September 2018 totalled $8.4 million (2017 restated: $10.1 million).

Beadell sold 84,050 ounces, offset by working capital movements generating net cash outflows from operating activities of $4.6 million (2017 restated: $28.8 million).

Cash payments for investing activities were $20.3 million (2017 restated: $26.4 million) and were largely represented by payments for the Tucano Plant Upgrade, deferred stripping and hydro-electric power transition costs.

Cash inflows from financing activities were $23.7 million (2017 restated: $37.7 million). Cash inflows were principally represented by net share capital raising proceeds of $23.2 million and net proceeds from borrowings of $2.6 million, offset by interest payments of $2.1 million.

Review of operations

Tucano Gold Mine

Tucano is 100% owned by the Group and is located in Amapá State, northern Brazil.

Gold Production

Gold production for the nine months of 2018 totalled 79,931 ounces, a reduction of 1% over the same period in 2017, predominantly due to a 3% reduction in gold ore milled offset by a 3% increase in gold grade through the plant.

Mining

During the nine months of 2018, 1,671,546 tonnes of gold ore were mined, a decrease of 9% over the same period in 2017. Total material movement was 15,789,097 tonnes, an increase of 15% compared to the same period last year

The decrease in gold ore mined was due to the termination of the previous mining contractor in the third week of June resulting in a reduced mining fleet as the new mining services contractor (U&M Mineração e Construção S/A (U&M)) ramped up its mobilisation to Tucano. Despite the reduced mining fleet, unit mining costs have improved due to the step-change in cost structure of U&M compared to the previous mining contractor. Costs have also been positively impacted by superior productivity, as measured by tonnes per man hour, and average daily total material mined has increased 76% from July 2018 to September 2018. In addition, Beadell’s direct labour related on-costs have decreased significantly as the previous mining contractor seconded Beadell employees versus U&M and all other Brazilian mining contractors on site managing their own labour and associated on-costs.

Processing

During the period, 2,631,992 tonnes of gold ore were milled, 3% below same period last year. The process plant recovery was 87.5%, representing a reduction of 1% over the nine months of 2017. The mill feed grade was 1.08 g/t gold, an increase of 3% compared to the same period of 2017.

The Tucano plant continues to perform well with tonnes processed in line with the plan for the period.

Mining Services Contract

On 22 June 2018, the Company announced that it had reached a mutual agreement with MACA Limited (MACA) to terminate the Open Pit Mining Contract (MACA Termination Agreement) for the Tucano Gold Mine. MACA ceased mining services immediately.

All amounts owing to MACA by Beadell were consolidated into one $61 million loan (MACA Loan). An initial payment of $3 million was made in July 2018 and a further $3.4 million was paid in August 2018 in accordance with the terms of the MACA Termination Agreement. A further payment of $3 million is due 31 March 2019 and thereon monthly payments of $1.5 million commencing 1 July 2019 are required until the loan is repaid or 30 June 2022, whichever is the earlier. Additionally,

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if Beadell undertakes a new share capital raising or debt issue, a repayment equal to 30% of the proceeds (after costs) received is due. The outstanding loan amount is presently $54.7 million and has interest payable quarterly at a rate based on the Reserve Bank of Australia (RBA) cash rate plus 5% per annum.

Beadell agreed to work with MACA to seek to put in place subordinated security arrangements for the loan, subject to, among other things, receipt of appropriate consents from existing financiers.

On 16 July 2018, Beadell announced that it had executed a LOM mining contract with U&M. U&M is Brazil’s largest mining contractor, with more than 40 years of experience in earthworks, mining and material hauling. U&M’s 600 vehicle fleet, comprising production and support equipment, has the capacity to move more than 30 million tonnes per month. U&M’s existing clients include Vale, Alcoa, Mosaic, Yamana, Leagold Mining and Equinox Gold.

Under the agreement, U&M will be paid on a 100% volume basis contract that will give mining unitary cost predictability, simplifying the contract, mine management and administration. This agreement is expected to result in a significant reduction in the LOM mining costs for Tucano.

Tucano Plant Upgrade

On 3 September 2018, Beadell announced completion of the ball mill, approximately two weeks ahead schedule as guided by new management from July 2018. As outlined in the 31 July 2018 ASX Announcement, the Tucano Plant Upgrade Project encompasses four key areas including installation of a ball mill (now complete), pre-leach thickener, CIL tank and oxygen plant that will increase sulphide ore processing capacity from ~30% to ~80% and recoveries from ~88% to ~93%.

Capital expenditure related to the Tucano Plant Upgrade Project as at 30 September 2018 was approximately BRL$75 million (US$22 million) with approximately BRL$35 million remaining (US$10 million) for a total capital expenditure of BRL$110 million (US$32 million), using the feasibility study US/BRL exchange rate of 3.40 (ASX Announcement 11 May 2017). This is in line with the update provided in the June 2018 Quarterly Report which highlighted an additional US$2 million to US$4 million increase from the original budget of US$28 million (ASX Announcement 11 May 2017).

Beadell has increased power usage from the grid to 8MW and is forecast to draw a total of 12MW from the grid in 2019.

Subsequent to the end of the reporting period, the Company announced on 22 November 2018 that construction of the pre-leach thickener, CIL tank and oxygen tank that comprise the final stages of the Tucano Plant Upgrade Project were complete and fully commissioned.

Exploration

Brazil

Mine Lease Exploration

Tap AB1 Trough Lode

Infill drill results from the Tap AB1 Trough Lode confirmed the high-grade tenor and width of the shoots with the following intercepts:

• GCRC20877:	15 m @ 27.23 g/t gold from 29 m (including 1 m @ 344.24 g/t),

• F02576:	5 m @ 5.18 g/t gold from 15 m,

30 m @ 5.08 g/t gold from 27 m,

7 m @ 4.84 g/t gold from 59 m and

38 m @ 3.20 g/t gold from 112 (to BOH)

• F02497:	11 m @ 12.67 g/t gold from 38 m,

17	m @ 5.52 g/t gold from 50 m and

18	m @ 3.25 g/t gold from 98 m

These shoots are currently being mined, although most of the material moved to date has been from the upper sections of the lodes, which are relatively lower grade compared to the central and lower parts. The higher-grade sections are forecast to be mined from August 2018.

Torres

Resource delineation drilling at Torres, in the south of the mine lease, continued to demonstrate open pit oxide potential with results of:

• GCRC2161:	14 m @ 4.32 g/t gold from 65 m

• GCRC21609:	13 m @ 2.28 g/t gold from 46 m

• GCRC21609:	11 m @ 4.55 g/t gold from 31 m

Along with all near-mine exploration targets, Torres is undergoing a complete review at the moment and further exploration plans will be designed and implemented according to priority.

Urucum

The near -term upgrade of the Tucano plant and increased flexibility to process sulphide ore have refocused exploration efforts at the predominantly sulphide Urucum deposit due to the sizable open pit reserve, low strip ratio and relatively higher

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grades. Drill testing the concept that gold mineralisation extends, through the saddle between the Urucum North and Urucum Central reserve pits resulted in immediate success with multiple high-grade gold intercepts up to 10 times the Urucum open pit reserve grade intersected. F02509 intersected 12 m @ 22.5 g/t gold from 102 m to bottom of hole (BOH), including 1 m @ 122.97 g/t gold from 109 m, demonstrating potential to link the two pits and ultimately increase the reserves at Urucum. An additional hole (F02510) drilled immediately to the south intersected 4 m @ 6.14 g/t gold from 128 m to BOH. These results are from an area where gently dipping unmineralised pegmatite sills cross-cut the steeply dipping ore shoots. These results demonstrate potential for high grade gold mineralisation above and below the pegmatite, which is significant for exploration planning.

The results also indicate that gold mineralisation may extend between the two deposits. If mineralisation is continuous through the saddle between the pits, it could have a significant impact on pit shape, strip ratio and potential depth of ore that can be accessed. These results therefore provide an immediate area of exploration focus.

Neo North Discovery

The Neo North discovery, located 80 m east of the TAP AB1 Trough lode and within the reserve pit outline, has near surface gold mineralisation with multi-metre intersects at or above the Tucano reserve grade. These include:

• GCRC21210:	10 m @ 4.08 g/t gold from 7 m,

• F02501:	8 m @ 4.90 g/t gold from 64 m and

• GCRC21649:	13 m @ 1.61 g/t gold from 11 m

Neo North was a blind discovery but is likely the northern extension of the Neo Lode 300 m to the south. Exploration at Neo North is in the very early stages and it remains open along strike and at depth. Additional infill and step out drilling are planned for the remainder of 2018 and through 2019.

A recent large step out hole (FD01463) was drilled from the lower western slopes at the base of the Tap AB open pit to test the down-dip/plunge continuity of the Tap AB and Neo Lodes. This hole intersected gold mineralisation on the Carbonate Lode (2 m @ 4.76 g/t gold from 121 m), the TAP AB1 Trough Lode (2 m @ 1.42 g/t gold from 448 m) and the Neo Lode (6 m @ 2.23 g/t gold from 661 m). The nearest up-dip intersection in the Neo Lode is approximately 500 m up-dip and clearly demonstrates its untested potential. The discovery of the Neo North and Neo lodes are considered key as:

•	Neo North is located to the north of the Mata Fome Fault, which was previously interpreted to displace mineralisation and therefore limited exploration has been conducted to the north of the fault.

•	The Neo and Neo North lodes are hosted in schist and not in banded iron formation (BIF), which was previously thought to be the host for all gold. This is evolving into an important new mineralisation style at Tucano given the volume of schist on the mine lease. It will be the subject of considerable review and analysis, with further drilling planned as appropriate.

•	The Neo North Lode discovery demonstrates the potential at Tucano to find additional gold mineralisation, even within the reserve open pit limits.

Mining of the Tap AB1 Trough Lode cutback has reached Neo North Lode and will provide additional incremental, non-reserve oxide ore to the mill through the remainder of 2018.

Tucano Regional

Saraminda

Regional exploration efforts continued to focus on a 20 km radius around the Tucano plant. The Company’s stream sediment sampling program identified a large geochemical anomaly covering an 80 km2 drainage catchment area 10 km northeast of the Tucano plant. The new Saraminda anomaly forms part of the Serra da Canga plateau with peak stream sediment results of up to 576 ppb (0.576g/t) gold. Fifteen stream sediment locations had values greater than 100 ppb (0.1g/t) gold versus a background of <10 ppb.

Reconnaissance geological mapping identified Tucano-like stratigraphy at Saraminda, including intercalated BIF, carbonates, calc-silicates, meta-clastics and mafic meta-volcanics. The source of the Saraminda anomaly is yet to be identified, but initial results are encouraging. As part of the full review currently underway, this target will be ranked, and follow-up exploration planned over the next six months.

Exploration Strategy Update

On 18 September 2018, Beadell announced its refocused exploration strategy led by the recently appointed Head of Exploration & Geology Aoife McGrath, which will be driven by systematic and disciplined capital allocation decisions aimed at reserve replacement, extending the LOM, expanding near-term cash flow, and increasing the NPV of Tucano. As reported at the end of the June quarter 2018, data consolidation and organisation was planned for the second half of 2018. This was scheduled to enable a thorough period of data mining and target ranking before building a systematic exploration plan for the next 3-5 years.

•	The geology department is almost half way through this exercise. Historical data from regional exploration has been compiled, cleaned and organised and ranking of these data is currently underway. Implementation of integrated 2D and 3D geological data management systems has commenced and this work is expected to be completed by early 2019. This will lead to short-, medium- and long-term exploration plans being drawn up.

•	Short term in- and near-mine exploration planning is underway with immediate targets being defined. These include: (a) the Neo lodes that are in the Tap AB reserve pit but are currently classed as waste due to lack of drilling, (b) Urucum Saddle, (c) gaps in drill data along strike, such as the Urso Prospect that sits between the Tap AB and Tap C

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deposits and (d) down plunge continuations of known shoots. Medium to longer term planning has also started, and will involve systematic review, ranking and exploration planning for the in- and near-mine targets.

Exploration drilling along the 7 km-long Tucano mine trend demonstrates that the deposit remains open along strike and at depth, with exceptional gold grades intersected down-plunge from shoots that contribute to the ore reserve. There has been ongoing exploration success since November 2015, based on refinement of the geological model and controls on gold mineralisation. This has resulted in the discovery of eight new lodes of gold mineralisation within 3 km of the Tucano Plant, including the discovery of high-grade gold mineralisation in the schist package, previously thought to be barren and which is the dominant rock type in the mine sequence.

Completion of the Tucano Plant Upgrade Project in November 2018 will provide greater ore type processing flexibility at Tucano, enabling the Company to make risk-adjusted capital allocation decisions with respect to mining and processing based on grade rather than ore type.

In summary, the multiple in-mine and near-mine drill discoveries and untested prospects provide the Beadell exploration team with a compelling opportunity to grow the gold resource at Tucano through low cost and relatively low risk work programs. Delineation and step-out drilling at the highest ranked targets is expected to commence before the end of 2018, with resource estimate determinations to occur once sufficient holes have been assayed and incorporated into the Tucano database.

Corporate

Capital Raising

On 7 May 2017, the Company announced a capital raising via a Placement of Equity (shares and warrants) and Convertible Debentures and a Share Purchase Plan (SPP). The Placement was completed in two tranches:

•	Tranche 1 – Placement of 73,840,220 fully paid ordinary shares (Shares) and 55,380,165 attaching warrants (Warrants) at an issue price of $0.083 per Share, and US$3.7 million in convertible debentures (Debentures) which were issued on 18 May 2018, raising approximately $11 million. Tranche 1 was not subject to shareholder approval as it fell within the Company’s placement capacity under ASX Listing Rule 7.1; and

•	Tranche 2 – Placement of 136,170,060 Shares and 102,127,545 Warrants at an issue price of $0.083 per Share, and US$6.3 million in Debentures, which were issued on 28 June 2018, raising approximately $19 million. Tranche 2 was issued following shareholder approval at a general meeting of shareholders held on 25 June 2018.

In addition to the Placement, the Company offered eligible shareholders the opportunity to participate in a Share Purchase Plan (SPP) to raise up to a further $7 million at an issue price of $0.07 per share. The SPP shares were issued on 11 July 2018, raising approximately $0.8 million.

On 14 August 2018, the Company announced that it had raised approximately $11.8 million (before costs) through the placement of 218,293,000 fully paid ordinary shares to international institutional and sophisticated investors (Placement) at $0.054 per share.

Great Panther Silver to Acquire Beadell

On 24 September, Great Panther and Beadell announced they had entered into a Scheme Implementation Deed whereby Great Panther will acquire all of the issued ordinary shares of Beadell by means of a Beadell scheme of arrangement (Scheme) under the Australian Corporations Act 2001 (Cth). Under the terms of the Scheme Beadell shareholders will receive 0.0619 common shares of Great Panther, representing a 69% premium to Beadell’s volume-weighted average share price for the 20 trading days preceding the announcement. Upon completion of the transaction Beadell shareholders are expected to own approximately 38% of the combined company.

Key highlights of the transaction include:

•	The creation of a new emerging and growth-oriented precious metals producer with numerous high-value, low risk organic growth opportunities with potential to drive further production increases;

•	Strong balance sheet;

•	Robust growth profile;

•	Geographic diversity;

•	Diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential;

•	Reduction in corporate G&A per gold-equivalent ounces; and

•	Attractive re-rating potential.

The directors of Beadell unanimously recommend that shareholders vote in favour of the Scheme in the absence of a superior proposal and subject to the independent expert opining that the Scheme is in the best interests of shareholders and have provided support agreements confirming that they will vote the shares they own or control in favour of the Scheme, subject to the same conditions. Shareholders holding in aggregate 18.06% of Beadell agreed to vote in favour of the Scheme, in the absence of a superior proposal and not to dispose of their Beadell shares, except in respect of a superior proposal. Those shareholders include funds associated with Equinox Partners holding 9.84%, Donald Smith & Co. holding 7.15%, other smaller shareholders, directors and management.

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5. Summary of Quarterly Results

No discussion of quarterly results for the eight most recently completed quarters has been included herein due to the fact that quarterly financial statements have not been prepared by Beadell as they are not required under the laws of Australia.

6. Liquidity and Capital Resources

The Group held cash on hand and on deposit as at 30 September 2018 of $8.4 million and has a net working capital deficit, inclusive of provisions, of $25.4 million. For the period ended 30 September 2018 the Group incurred a loss after income tax of $34.5 million including impairments of $6.5 million and inventory net realisable value adjustments of $6.1 million. Cash outflows from operating activities were $4.6 million and cash outflows from investing activities were $20.3 million.

During the period, the Company raised further funding consisting of: equity of $28.7 million (before costs), through the placement of 423,460,869 fully paid ordinary shares and attaching warrants (which are classified on the balance sheet as debt of $4.2 million); and an additional US$10 million ($13.4 million) of convertible debentures due 30 June 2023.

On 22 June 2018, the Company announced the MACA Termination Agreement. All amounts owing to MACA were consolidated into one $61 million loan. The outstanding loan amount at 30 September 2018 and as at the date of this MD&A is $54.7 million. In accordance with this existing agreement, if the Company undertakes a new share capital raising or debt issue, a repayment equal to 30% of the proceeds (after costs) received is due to MACA. Interest is payable quarterly at a rate based on the RBA cash rate plus 5% per annum.

The Group’s Santander – Itaú Facility is scheduled to be repaid in full by April 2019. Following the Company’s scheduled repayment of US$2.5 million in October 2018, two repayments of US$5 million each remain, which are scheduled for January and April 2019.

Scheme of Arrangement

On 24 September 2018, Great Panther and Beadell have entered into a Scheme, pursuant to which Great Panther will acquire all of the issued and outstanding common shares of Beadell. Under the terms of the Scheme, Beadell shareholders will receive 0.0619 of a Great Panther common share for each Beadell Share.

Completion of the Scheme is subject to a number of conditions, including the receipt of applicable regulatory, shareholder, third-party and other creditor approvals and consents, as well as the approval of the TSX and the ASIC. The Scheme cannot be completed until these conditions are satisfied and the required approvals are obtained, or such conditions are waived by the relevant parties. The Beadell shareholder meeting to consider the Scheme is expected to be held in early 2019 and the Scheme is expected to be implemented as soon as practicable thereafter following Australian Court approval. The Great Panther shareholder meeting called to approve the issuance of Great Panther shares to the Scheme is expected to be held concurrently with or before the Beadell shareholder meeting. There can be no assurance that the Scheme will be completed.

Santander – Itaú, certain other bank facilities, Convertible Debentures and the MACA Termination Agreement contain various change of control clauses. On 20 November 2018 MACA have agreed to waive their change of control clause under the MACA Termination Agreement on completion of the Scheme, Santander – Itaú have also waived their change of control clause.

In relation to the other bank facilities and Convertible Debentures, Beadell and Great Panther are currently in the process of obtaining the necessary consents and waivers such that the counterparties will waive their change of control rights, and have a reasonable expectation that agreement will be reached regarding waiver of change of control clauses and that Convertible Debenture holders terms will be renegotiated.

Should the Scheme complete, without obtaining the remaining further relevant waivers and consents, the counterparties to those agreements who have not provided a waiver or consent will have the right to require Beadell to repay all amounts outstanding on demand. The amount repayable at the date of this report would be US$15.5 million ($21.2 million). The Directors have a reasonable expectation of financial support from Great Panther if such debts became payable on a change of control.

Cash flows

The directors consider the going concern basis of preparation to be appropriate based on forecast cash flows. The cash flow forecast depends on successful ramp up of mining operations, processing activities and the completion of capital projects in accordance with management’s schedule and cost assumptions, extension of creditor terms as received historically and achieving forecast gold price and foreign exchange assumptions. The forecasts include the timely and successful commissioning of the plant upgrade during the second half of 2018 to allow for the processing of increased sulphide ore as planned. Critical to achieving forecast cash flows is the Group’s ability to achieve forecast ore material movement and gold production. The Group has a reasonable expectation that such production forecasts will be achieved through a combination of improved material movement and recoveries following the plant upgrade and accessing higher grade ore reserves.

The cash flow forecast also depends on the successful rolling of unsecured bank facilities of US$14.9 million ($20.6 million) (as at the date of these Interim Financial Statements) and the expected refund of Brazilian Federal VAT credits (PIS/COFINS) of $26.9 million in the next 12 months. The unsecured bank facilities have a successful history of being rolled and the directors expect this to continue. The Directors have received advice that supports the timing of the refund of PIS/COFINS.

Should operations not successfully achieve operating and capital forecasts, including the continued support from the secured and unsecured lenders and the refund of PIS/COFINS within the expected timeframe, the Group will require additional funding in the form of debt or equity or a combination of the two. Negotiation for additional equity and debt

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funding will be further progressed as required and the Directors have a reasonable expectation that such additional funding can be secured.

7. Off-Balance Sheet Transactions

The Company had no off-balance sheet transactions.

8. Transactions with Related Parties

Appointment of CEO and Managing Director

On 15 July 2018, Dr Nicole Adshead-Bell, a non-executive director of the Company since September 2016, was appointed as CEO and Managing Director of the Company.

The material terms of Dr Adshead-Bell’s employment contract are:

a)	Cash salary of $146,000 per annum;

b)	Entitlement to receive Deferred Share Price Correlated Compensation and Incentive Equity Remuneration;

c)	Should a change in control occur within 3 months of the date of Dr Adshead-Bell’s appointment, then in addition to all accrued rights to Deferred Share Price Correlated Consideration, Dr Adshead-Bell’s will be entitled to receive the equivalent of 9 months’ Deferred Share Price Correlated Consideration;

d)	Should a change in control occur after 3 months of the date of Dr Adshead-Bell’s appointment, then in addition to all accrued rights to Deferred Share Price Correlated Consideration, Dr Adshead-Bell’s will be entitled to receive the equivalent of 12 months’ Deferred Share Price Correlated Consideration;

e)	Should a change in control occur and Dr Adshead-Bell has accrued Incentive Equity Remuneration, then Dr Adshead-Bell will be entitled to receive that Incentive Equity Remuneration and will not be entitled to a change of control entitlements described at c) and d) above;

f)	Should a change in control occur and Dr Adshead-Bell has not accrued Incentive Equity Remuneration, then Dr Adshead-Bell’s right to Incentive Equity Remuneration will cease.

g)	12 month notice period in event of termination of employment by the Company or Dr Adshead-Bell. The Company may elect to make a payment in lieu of this notice period; and

h)	Other terms and conditions which are typical in a contract of this nature.

Further details regarding Deferred Share Price Correlated Compensation and Incentive Equity Remuneration are detailed below.

Deferred Share Price Correlated Compensation

Commencing on 15 July 2018, the Company’s CEO and Managing Director is entitled to receive Deferred Share Price Correlated Compensation in the form of rights to $17,000 of new ordinary shares in the Company per month. Deferred Share Price Correlated Compensation vests monthly during the term of employment based on the volume-weighted average price of the Company’s shares on ASX during the preceding calendar month.

The issue of the new shares in satisfaction of the Deferred Share Price Correlated Compensation will be subject to receipt of all necessary shareholder approvals under the ASX Listing Rules. If shareholders do not give the necessary approvals, then payment will be made in cash in lieu of the shares. Regardless of whether shareholders give the necessary approvals, the Board may, in its discretion, elect to pay your Deferred Share Price Correlated Compensation in cash in lieu of shares. Any cash payments will be calculated as the number of shares that would have been issued to you multiplied by the volume-weighted average price of the Company’s shares on ASX during the 20 trading days before the date of payment.

While the rights to the Deferred Share Price Correlated Compensation vest on a monthly basis, the Company is not required to pay you or issue shares until it has convened and held a general meeting to seek the necessary shareholder approvals for the issue of the shares.

The Company has recognised $43,034 as share based payment expenses in relation to the Deferred Share Price Correlated Compensation during the period.

Incentive Equity Remuneration

Commencing on 15 July 2018, the Company’s CEO and Managing Director is entitled to receive Incentive Equity Remuneration in the form of rights to receive up to a maximum of 15,000,000 shares, should the following performance hurdles be satisfied within the 12 months commencing 15 July 2018;

a)	if the Company’s share price is $0.14 or more as at the close of trading for at least 10 consecutive trading days, the issue 5,000,000 new ordinary shares in the Company;
b)	if the Company’s share price is $0.18 or more as at the close of trading for at least 10 consecutive trading days, the issue of an additional 5,000,000 new ordinary shares in the Company; and
c)	if the Company’s share price is $0.21 or more as at the close of trading for at least 10 consecutive trading days, the issue of an additional 5,000,000 new ordinary shares in the Company.

The issue of new shares arising from the satisfaction of the performance hurdles will be subject to receipt of all necessary shareholder approvals under the ASX Listing Rules. If shareholders do not give the necessary approvals, then payment will be made in cash in lieu of the shares. Regardless of whether shareholders give the necessary approvals, the Board may, in its discretion elect to pay any Incentive Equity Remuneration to which you become entitled in cash in lieu of shares.

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The Incentive Equity Remuneration is subject to change in control clauses.

The Company has recognised $3,678 as share based payment expenses in relation to the Incentive Equity Remuneration during the period.

9. Significant Accounting Policies and Estimates

Critical Accounting Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See note 2 critical judgements in the Company’s 2017 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position in future periods.

Changes in Significant Accounting Policies

The Company adopted a new accounting standard IFRS 15 Revenue from Contracts with Customers effective 1 January 2018. See note 3 of the unaudited condensed consolidated interim financial statements for the three and nine-months ended 30 September 2018 for the significant impacts from the adoption of this standard.

Additionally, the Company adopted a new accounting policy Financial Instruments – Embedded derivatives which is documented in note 3 of the unaudited condensed consolidated interim financial statements for the three and nine-months ended 30 September 2018.

New Accounting Standards

AASB 16 Leases will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance lease have been removed. The new standard requires a lessee to recognise assets (the right to use the leased item) and liabilities (obligations to make lease repayments). Short term leases (less than 12 months) and leases of low value assets are exempt from the lease accounting requirements. Lessor accounting remains similar to current practice. AASB 16 is effective for annual reporting periods beginning on or after 1 January 2019, with early adoption permitted. The Group does not expect the implementation of this standard to have a material impact on the financial statements.

10. Financial Instruments

	Fair value
	Sep 2018
	$’000	Basis of measurement	Associated risks
Cash and cash equivalents	8,383	Amortised cost	Credit, currency, interest rate
Restricted cash	161	Amortised cost	Credit, currency, interest rate
Trade and other receivables	6,296	Amortised cost	Credit, currency
Trade and other payables	43,080	Amortised cost	Currency and liquidity
Derivative instruments	6,973	Fair value through profit and loss	Currency
Borrowings	104,186	Amortised cost	Currency, liquidity, interest rate

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of financial risks and variances from expectations. A discussion of the types of financial risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 4 of the audited consolidated financial statements for the year ended 31 December 2017.

11. Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the nine months ended 30 September 2018 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

12. Risk Factors

The following list details existing and future material risks to the business of the Company. The risks described below are not listed in any particular order and are not exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company’s business. The realisation of any of these risks may materially and adversely affect the Company’s business, financial condition, results of operations and/or the market price of the Company’s securities.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Tucano Gold Mine is subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic

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formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Although adequate precautions to minimise risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Beadell Resources will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Beadell not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Beadell towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Licencing Matters

Beadell’s operations are subject to receiving and maintaining permits and licences from appropriate governmental authorities. Although Beadell currently has all required permits and licenses for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits and licenses for the existing operations or additional permits or licenses for all future operations. There can be no assurance that Beadell will continue to hold all permits and licenses necessary to develop or continue operating at any particular property, or that any such licenses or permits awarded will not be cancelled pursuant to applicable legislation.

Infrastructure Risks

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Beadell’s operations, financial condition and results of operations.

Insurance and Uninsured Risks

Beadell’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions and floods. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Beadell’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The Company currently maintains directors’ and officers’ liability, general liability, material damage, business interruption construction, marine cargo and other required insurances in such amounts as it considers to be reasonable. Accordingly, the insurance of the Company may not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development or production is not generally available to Beadell or to other companies in the mining industry on acceptable terms. Beadell might also become subject to liability for pollution or other hazards which may not be insured against or which Beadell may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Beadell to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

The Tucano Gold Mine is subject to environmental regulation in Brazil which mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Tucano Gold Mine. Government approvals and permits are currently, and may in the future be required in connection with Beadell’s operations. To the extent such approvals are required and not obtained, Beadell may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Beadell and cause increases in exploration expenses, development costs, capital expenditures, operating costs or require abandonment or delays in development of new and existing mining properties.

Commercial production at the Tucano Gold Mine involves the use of sodium cyanide which is a poison. Should sodium cyanide leak or otherwise be discharged from the containment system then Beadell may become subject to liability for clean-up work that may not be insured. While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, Beadell may become subject to liability for hazards that may not be insured against. Cyanide used by the processing facility is all destroyed prior to being discharged.

Uncertainty Relating to Mineral Resources

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Mineral Resources, there is no assurance that Mineral Resources will be upgraded to Mineral Reserves as a result of continued exploration.

Reliability of Resource and Reserve Estimates

There is no certainty that any of the Mineral Resources or Mineral Reserves on any of Beadell’s properties will be realised. Until a deposit is actually mined and processed the quantity of Mineral Resources or Mineral Reserves and grades must be considered as estimates only. In addition, the quantity of Mineral Resources or Mineral Reserves may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Resources or Mineral Reserves, grade or stripping ratio may affect the economic viability of any project undertaken by Beadell. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in gold and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources or Mineral Reserves could have a material adverse effect on Beadell’s results of operations and financial condition, and on its ability to comply with requirements of its Financing Arrangements.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. The Company’s actual costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; short term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability; and unexpected labour shortages or strikes. Operating costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, cost of commodities and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company’s control. No assurance can be given that cost estimates will be achieved. Failure to achieve production or cost estimates, or incurring material increases in costs, could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Additional Capital

The development and exploration of Beadell’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Beadell’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Beadell.

With the commencement of commercial production at the Tucano Gold Mine on 1 January 2013, the Company is reliant on the profitable operations of the Mine to fund its current and future liabilities. There can be no assurance that operating cash flow or any additional financing will be sufficient for any unexpected development or other costs for the Tucano Gold Mine.

The amount and timing of raising additional capital, which may involve debt or equity, or a combination of both, may be materially impacted by the economic climate in the capital markets. As a result, the cost and availability of any debt and or equity financing may be restricted. Accordingly, there can be no assurance that the Company will be able to raise sufficient funds to satisfy its contractual obligations or to further explore and develop its projects, as applicable, upon terms acceptable to the Company, or at all.

Dilution

The Company may require additional monies to fund development, construction, operational and exploration programs. The Company cannot predict the size of future issuances of Ordinary Shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Ordinary Shares. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders. The cost and availability of equity may also be restricted. Sales of substantial amounts of the Company’s Ordinary Shares, or the availability of such Ordinary Shares for sale, could adversely affect the prevailing market prices for the Company’s securities.

Commodity Prices

A decline in the price of gold will materially adversely affect the price of the Ordinary Shares, Beadell’s financial results and exploration, development and mining activities. Gold prices fluctuate widely and are affected by numerous factors beyond

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Beadell’s control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States currency, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future serious price declines could cause development and or operations of Beadell’s properties to be impracticable. Future production from Beadell’s properties is dependent on gold prices that are adequate to make these properties economic.

In addition to adversely affecting Beadell’s reserve and/or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Indebtedness and Inability to Satisfy Repayment Obligations

Although the Company has been successful in making its scheduled principal and interest repayments in relations to its Financing Arrangements to date, or has successfully renegotiated these obligations, there can be no assurance that it will continue to do so. The Company’s level of indebtedness could have important consequences for its operations and the value of its Ordinary Shares including: (a) limiting its ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of strategic initiatives, or other purposes; (b) limiting the Company’s ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing the Company’s vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting the Company’s ability to capitalise on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting its ability or increasing the costs to refinance indebtedness.

The Company expects to utilise its Tucano Gold Mine cash flow from operations to pay its mine operating costs and to pay principal and interest on its Financing Arrangements. The Company’s ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets in which it operates. The Company cannot be certain that its future cash flow from operations will be sufficient to allow it to make principal and interest payments on its Financing Arrangements and meet its other obligations. If cash flows from operations are insufficient or if there is a contravention of its covenants in relation to its Financing Arrangements, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that the Company will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. Several of Beadell’s Financing Arrangements are subject to variable interest rates.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that Beadell incurs in its operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold production in United States dollar terms. A strengthened Brazilian Real relative to the United States dollar would negatively impact the Company.

Government Regulation

The mining, processing, development and mineral exploration activities of Beadell are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.

Exploration and development may also be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration and production, price controls, export controls, currency availability, foreign exchange controls, income taxes, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organisations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, limitations on mineral exports, high rates of inflation, increased financing costs, and site safety. This may affect both Beadell’s ability to undertake exploration and development activities in respect of present and future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and/or development rights to date.

Although Beadell believes that its exploration and operating activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail future exploration, development and mine production activities. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on Beadell.

Political Risks

All of Beadell’s current operations are presently conducted in Brazil, South America and as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, currency exchange rates; high rates of inflation; labour unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; restrictions on foreign exchange; and changing political conditions; currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

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Future political actions cannot be predicted and may adversely affect Beadell. Changes, if any, in mining or investment policies or shifts in political attitude in Brazil may adversely affect the Company’s business, results of operations and financial condition. Future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The possibility that future governments may adopt substantially different policies, which may extend to the expropriation of assets, cannot be ruled out.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s consolidated business, results of operations and financial condition.

The Company’s senior management meets with government officials on a regular basis to support the continued operation of the Tucano Gold Mine.

Labour and Employment Matters

While Beadell has good relations with its employees, these relations may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions Beadell carries on business. Adverse changes in such legislation, or the unionisation of the Tucano Gold Mine’s work force, may have a material adverse effect on Beadell’s business, results of operations and financial condition.

Subsidiaries

The Company conducts its operations through its domestic and foreign subsidiaries, and holds certain of its assets through its subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the Company and its subsidiaries could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Market Price of Ordinary Shares

Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Beadell’s performance that may have an effect on the price of the Ordinary Shares include the following: the extent of analytical coverage available to investors concerning Beadell’s business may be limited if investment banks with research capabilities do not continue to follow the Company; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Ordinary Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Ordinary Shares that persists for a significant period of time could cause the Company’s securities to be delisted from the exchange on which they trade, further reducing market liquidity.

As a result of any of these factors, the market price of the Ordinary Shares at any given point in time may not accurately reflect Beadell’s long -term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Ordinary Shares in the public markets, or the potential for such sales, could decrease the trading price of the Ordinary Shares and could impair the Company’s ability to raise capital through future sales of Ordinary Shares. Beadell has previously completed private placements at prices per share which are from time to time lower than the market price of the Ordinary Shares. Accordingly, a significant number of shareholders of the Company have an investment profit in the Ordinary Shares that they may seek to liquidate.

Dependence on Management and Key Personnel

Beadell is dependent on the services of key executives, including the Chief Executive Officer and Managing Director, Chief Financial Officer and Company Secretary, Head of Corporate Development, Head of Exploration and Geology, Country Manager, and a small number of highly skilled and experienced executives and personnel, which is sufficient for the Company’s present stage of operation. The Company also has an experienced management team supporting its production operations at the Tucano Gold Mine, and is dependent upon the services of these individuals. Beadell’s development to date has largely depended, and in the future will continue to depend, on the efforts of key management and other key personnel to develop and operate the Mine. Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company’s business. Further, with respect to the development and operation of the Company’s projects, it may become necessary to attract both international and local personnel. The marketplace for skilled personnel may become more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside the Company’s control, including competition for human capital and the high-level of technical expertise and experience required to execute the development and operation of the Company’s projects, will affect the Company’s ability to employ the specific personnel required. The failure to retain or attract a sufficient number of skilled personnel could have a material adverse effect on the Company’s business, results of operations and financial condition. The Company has not taken out and does not intend to take out key man insurance in respect of any directors, officers or other employees.

Shortages and Price Volatility of Input Commodities and Equipment

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The Company is dependent on various input commodities (such as diesel fuel and cyanide) and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities or equipment or a significant increase in their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities or equipment may affect the timely conduct and cost of operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with the Company’s operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at its Tucano Gold Mine, which could have an adverse impact on the Company’s financial performance and results of operations.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and/or operation, and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the Australian Corporations Act 2001 (Cth) and ASX Listing Rules and other applicable laws.

Cyber Security Threats

Information systems and other technologies, including those related to the Company’s financial and operational management, are an integral part of the Company’s business activities. Network and information systems-related events, such as computer hackings, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events, could result in damage to the Company’s property, equipment and data. These events also could result in significant expenditures to repair or replace the damaged property or information systems and/or to protect them from similar events in the future. Further, any security breaches, such as misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in the Company’s information technology systems, including personnel and other data, could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance maintained by the Company against losses resulting from any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for any disruptions to its business that may result, and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Company. There can be no assurance that these events and security breaches will not occur in the future or not have an adverse effect on the business of the Company.

13. Technical Disclosures

Competent Person Statement

The information is extracted from the reports entitled “Continued Exploration Success at Tucano Mine” created on 18 December 2015, “High Grade Tap AB1 Trough Lode Drill Results” created on 30 March 2016, “Ore Reserve and Mineral Resource Update” created on 14 April 2016, “Tap AB1 High Grade Trough Lode Results” created on 9 May 2016, “High Grade Tap AB1 Trough Lode Continues to Grow” created on 20 June 2016, “High Grade Results from AB1, AB2 and D Sul” created on 6 July 2016, “More High Grade Results from AB1, AB2, AB SUL and Duckhead” created on 1 August 2016, “Continuing Positive Exploration Results” created on 26 October 2017, “Tap AB Continues to Demonstrate High Grade Shoots” created on 21 May 2018, “Two New Gold Discoveries at Tucano” created on 23 May 2018 and “Annual Resource And Reserve Statement Update” created on 4 December 2018 and are available to view on www.beadellresources.com.au. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resources or Ore Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcement.

15

Schedules 5 to Appendix E

2017 Appendix 4G and Corporate Governance Statement

E-44

Rules 4.7.3 and 4.10.3 1

Appendix 4G

Key to Disclosures

Corporate Governance Council Principles and Recommendations

Name of entity:

BEADELL RESOURCES LIMITED

ABN / ARBN:	Financial year ended:

50 125 222 291	31 DECEMBER 2017

Our corporate governance statement2 for the above period above can be found at:3

☐	These pages of our annual report:

☒	This URL on our website:	http://beadellresources.com.au/about-us/corporate-governance/

The Corporate Governance Statement is accurate and up to date as at 20 April 2018 and has been approved by the Board of Directors.

The annexure includes a key to where our corporate governance disclosures can be located.

Date: 20 April 2018

GREG BARRETT / COMPANY SECRETARY

1 Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3.

2 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

3 Mark whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where the entity’s corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.

… the fact that we follow this recommendation:

☒   in our Corporate Governance Statement OR

☐   at [insert location]

… and information about the respective roles and responsibilities of our board and management (including those matters expressly reserved to the board and those delegated to management):

☒   at  http://beadellresources.com.au/about-us/corporate-governance/

1.2

A listed entity should:

(a)   undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)   provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
1.5

A listed entity should:

(a)   have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b)   disclose that policy or a summary of it; and

(c)   disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

(1)   the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes);

… the fact that we have a diversity policy that complies with paragraph (a):

☒   in our Corporate Governance Statement OR

☐   at [insert location]

… and a copy of our diversity policy or a summary of it:

☒  at http://beadellresources.com.au/about-us/corporate-governance/

… and the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with our diversity policy and our progress towards achieving them:

☒   in our Corporate Governance Statement OR

☐    at [insert location]

… and the information referred to in paragraphs (c)(1) or (2):

☒   in our Corporate Governance Statement OR

☐   at [insert location]

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …
1.6

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)   disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☒   in our Corporate Governance Statement OR

☐   at [insert location]

… and the information referred to in paragraph (b):

☒   in our Corporate Governance Statement OR

☐   at [insert location]

1.7

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)   disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☒   in our Corporate Governance Statement OR

☐   at [insert location]

… and the information referred to in paragraph (b):

☒   in our Corporate Governance Statement OR

☐   at [insert location]

PRINCIPLE 2 – STRUCTURE THE BOARD TO ADD VALUE
2.1

The board of a listed entity should:

(a)   have a nomination committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings;

[If the entity complies with paragraph (a):]

… the fact that we have a nomination committee that complies with paragraphs (1) and (2):

☒   in our Corporate Governance Statement OR

☐   at [insert location]

… and a copy of the charter of the committee:

☒   at  http://beadellresources.com.au/about-us/corporate-governance/

… and the information referred to in paragraphs (4) and (5):

☒   in our Corporate Governance Statement OR

☐   at [insert location]

2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	… our board skills matrix: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
2.3

A listed entity should disclose:

(a)   the names of the directors considered by the board to be independent directors;

(b)   if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an

… the names of the directors considered by the board to be independent directors:

☒   in our Corporate Governance Statement OR

☐   at [insert location]

… and, where applicable, the information referred to in paragraph (b):

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …
	explanation of why the board is of that opinion; and (c) the length of service of each director.	☒ in our Corporate Governance Statement OR ☐ at [insert location] … and the length of service of each director: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
2.4	A majority of the board of a listed entity should be independent directors.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
2.6	A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY
3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	… our code of conduct or a summary of it: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING
4.1

The board of a listed entity should:

(a)   have an audit committee which:

(1)   has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)   is chaired by an independent director, who is not the chair of the board,

and disclose:

(3)   the charter of the committee;

(4)   the relevant qualifications and experience of the members of the committee; and

(5)   in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings;

[If the entity complies with paragraph (a):]

… the fact that we have an audit committee that complies with paragraphs (1) and (2):

☒     in our Corporate Governance Statement OR

☐      at [insert location]

… and a copy of the charter of the committee:

☒  at  https://beadellresources.com.au/about-us/corporate-governance/

… and the information referred to in paragraphs (4) and (5):

☒     in our Corporate Governance Statement OR

☐      at [insert location]

4.2	The board of a listed entity should, before it approves the entity’s financial statements for a financial	… the fact that we follow this recommendation:

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …
	period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	☒ in our Corporate Governance Statement OR ☐ at [insert location]
4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	… our continuous disclosure compliance policy or a summary of it: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS
6.1	A listed entity should provide information about itself and its governance to investors via its website.	… information about us and our governance on our website: ☒ at http://beadellresources.com.au/about-us/corporate-governance/
6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.	… our policies and processes for facilitating and encouraging participation at meetings of security holders: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a)   have a committee or committees to oversee risk, each of which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

[If the entity complies with paragraph (a):]

… the fact that we have a committee or committees to oversee risk that comply with paragraphs (1) and (2):

☒   in our Corporate Governance Statement OR

☐    at [insert location]

… and a copy of the charter of the committee:

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings;

☒ at http://beadellresources.com.au/about-us/corporate-governance/ … and the information referred to in paragraphs (4) and (5): ☒ in our Corporate Governance Statement OR ☐ at [insert location]
7.2

The board or a committee of the board should:

(a)   review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)   disclose, in relation to each reporting period, whether such a review has taken place.

… the fact that board or a committee of the board reviews the entity’s risk management framework at least annually to satisfy itself that it continues to be sound:

☒   in our Corporate Governance Statement OR

☐    at [insert location]

… and that such a review has taken place in the reporting period covered by this Appendix 4G:

☒   in our Corporate Governance Statement OR

☐    at [insert location]

7.3

A listed entity should disclose:

(a)   if it has an internal audit function, how the function is structured and what role it performs; or

(b)   if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

[If the entity complies with paragraph (a):]

… how our internal audit function is structured and what role it performs:

☐    in our Corporate Governance Statement OR

☐   at [insert location]

[If the entity complies with paragraph (b):]

… the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes:

☒   in our Corporate Governance Statement OR

☐    at [insert location]

7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

… whether we have any material exposure to economic, environmental and social sustainability risks and, if we do, how we manage or intend to manage those risks:

☒   in our Corporate Governance Statement OR

☐    at [insert location]

PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a)   have a remuneration committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

[If the entity complies with paragraph (a):]

… the fact that we have a remuneration committee that complies with paragraphs (1) and (2):

☒   in our Corporate Governance Statement OR

☐    at [insert location]

… and a copy of the charter of the committee:

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …

(4)    the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

☒ at http://beadellresources.com.au/about-us/corporate-governance/ … and the information referred to in paragraphs (4) and (5): ☒ in our Corporate Governance Statement OR ☐ at [insert location]
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

… separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives:

☒   in our Corporate Governance Statement OR

☐    at [insert location]

8.3

A listed entity which has an equity-based remuneration scheme should:

(a)   have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)   disclose that policy or a summary of it.

… our policy on this issue or a summary of it: ☒ in our Corporate Governance Statement OR ☐ at [insert location]

Corporate Governance Statement

The Board of Directors (Board) and management of Beadell Resources Limited have adopted systems of control and accountability as the basis for the administration of corporate governance. The Board and management are committed to good corporate governance practices.

This statement outlines the main corporate governance practices in place throughout the period, which comply with the “Corporate Governance Principles and Recommendations” established by the ASX Corporate Governance Council, unless otherwise stated.

Principle/Recommendation	Comment
1. Lay Solid Foundations for Management and Oversight
1.1 A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.

The Board’s primary role is the protection and enhancement of long-term shareholder value and to this end the Company has established functions reserved to the Board and those delegated to senior executives, as set out in the Board’s Charter located on the Company’s website (www.beadellresources.com.au). In summary;

•  The Board is responsible for the overall corporate governance of the Company including: formulating its strategic direction, approving and monitoring capital expenditure, setting remuneration, appointing, removing and creating succession policies for directors and senior executives, establishing and monitoring the achievement of management’s goals, ensuring the integrity of internal control and management information systems and approving and monitoring financial and other reporting

•  The Board has delegated responsibility for the operation and administration of the Company to the Chief Executive Officer (CEO) & Managing Director and the executive management team. The Board Charter supports this delegation of responsibility by formally defining the specific functions reserved for the Board and those matters delegated to management.

To assist in the execution of its responsibilities the Board has established an Audit and Risk Management Committee and a Remuneration, Nomination and Diversity Committee. These committees have written mandates and operating procedures, which are reviewed as necessary.

The Board regularly and closely monitors the Company’s financial performance and ensures that accurate and timely reporting systems are established.

The Board has implemented internal procedures designed to provide reasonable assurance as to the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with relevant laws and regulations.

1.2 A listed entity should:

(a)   undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)   provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

The Board, through the Remuneration, Nomination and Diversity Committee, oversees the appointment, selection and induction process for directors. When a vacancy exists or there is need for particular skills, the Board determines the selection criteria based on the skills deemed necessary.

The Board’s policy for determining the selection and appointment of new directors includes consideration of:

•  the quality of the individual;

•  background of experience and achievement;

•  compatibility with other Board members;

•  credibility within the group’s scope of activities;

•  intellectual ability to contribute to Board’s duties; and

•  physical ability to undertake Board’s duties and responsibilities.

When directors are due for re-election, the Company discloses the information to shareholders in the Notice of Meetings at which directors will be elected or re-elected in order for them to make an informed decision about the appointment or re-appointment of that particular director.

Corporate Governance Statement

Principle/Recommendation	Comment
1.3 A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	The Company has a written agreement in place with each director and senior executive which sets out the terms of their appointment. Any material variations to written agreements with directors are disclosed to the ASX.
1.4 The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.

The Company Secretary has a dual reporting function to the CEO and Managing Director and the Board.

The Company Secretary has a direct line of communication with the Chairman and all directors, and is responsible for supporting the proper functioning of the Board which includes, but is not limited to, providing advice on governance and procedural issues and the preparation of detailed Board papers and minutes.

1.5 A listed entity should:

(a)   have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b)  disclose that policy or a summary of it; and

(c)   disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

1)    the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes);

The Company has an established Diversity Policy which is available at its website. The policy outlines the Company’s commitment to improve diversity in all its operations both in Australia and overseas in accordance with ASX Corporate Governance Principles and Recommendations.

Beadell is committed to a corporate culture which embraces diversity when determining the composition of the Board, senior management and employees, including with its recruitment and selection processes.

The organisation’s hiring processes ensure that recruitment and selection decisions are based on the principle of merit and a person’s skills and qualifications, regardless of their age, gender, nationality, cultural background or any other factor not relevant to the position.

In addition to recruitment protocols which promote diversity, Beadell is committed to a range of other strategies to assist with improving diversity, including:

•    developing a culture which takes into account domestic responsibilities of employees;

•    as part of its annual remuneration review, assessing the gender pay parity across the business and implementing action plans to address any areas of concern;

•    maintaining a workplace culture that supports difference and that enables each staff member to fully contribute to the best of their ability; and

•    identifying what is getting in the way of diversity success and taking action to address the issues.

During the period, the following measurable objective on gender diversity was maintained by the Board:

•    At least one woman must be included in any short-list of potential candidates for a position as a non-executive director, if such a position is offered.

It is important to mention that in 2016 the Company appointed its first female director, Dr Adshead-Bell, which was an important step forward for greater gender diversity within the organisation.

Gender representation

	31-Dec-17		31-Dec-16
	Female	Male	Female	Male
Perth Head Office	38%	63%	33%	67%
Rio de Janeiro Office	50%	50%	63%	38%
Tucano Mine Site	6%	94%	6%	94%
Group	7%	93%	7%	93%
Board	20%	80%	17%	83%
Senior Executive	-	100%	-	100%

Corporate Governance Statement

Principle/Recommendation	Comment

Senior executives exclude directors which are reported as part of the Board representation.

A senior executive within the Company is defined as a person who is a member of the Executive Management Team.

1.6 A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)   disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

The Board, committees and directors have their performance evaluation carried out annually, co-incident with salary reviews and may be formal or informal in nature.

The Board is evaluated on an annual basis through the comparison of the performance of the Board against the Board Charter; assessment of the performance of the Board in the period since its last review; assessment of the level and effectiveness of the Board’s interaction with management; and review of the Board’s Charter to ensure it remains relevant to the Company’s activities.

The method and scope of the performance evaluation will be set by the Board and may include the use of an independent advisor.

The Chairman will have primary responsibility for conducting performance appraisals of directors, having particular regard to the contribution to the Board; availability for and attendance at Board meetings and other events; contribution to Company strategy; achievement of key operational goals and strategic objectives; development of management and staff; and achievement of key performance indicators.

During the period, the performance of the directors was assessed informally.

1.7 A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)   disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

Senior executives have their performance evaluation carried out annually, co-incident with salary reviews and may be formal or informal in nature.

In the case of the CEO & Managing Director, in addition to the criteria for directors stated above, compliance with legal and Company policy requirements will also be assessed.

The CEO & Managing Director will have primary responsibility for conducting performance appraisals of executives, having particular regard to their contribution to Company strategy; achievement of key operational goals and strategic objectives; development of staff; and achievement of key performance indicators.

During the period, the performance of the senior executives was assessed informally.

2. Structure the Board to Add Value

2.1 The board of a listed entity should:

(a)   have a nomination committee which:

1)    has at least three members, a majority of whom are independent directors; and

2)    is chaired by an independent director, and disclose:

3)    the charter of the committee;

4)    the members of the committee; and

5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the

The Company has an established Remuneration, Nomination and Diversity Committee, whose role, in relation to nomination, is to determine the state of director nominees for election to the Board, to identify and recommend candidates to fill casual vacancies.

The Remuneration, Nomination and Diversity Committee Charter is available on the Company’s website.

The Board policy is that the Remuneration, Nomination and Diversity Committee will be comprised of three non-executive directors, being a majority of independent directors.

The members of the Remuneration, Nomination and Diversity Committee as at the date of this report are:

•  Mr Brant E. Hinze - Chairman, Independent non-executive director

•  Mr Craig Readhead - Independent non-executive director

•  Mr Timo Jauristo - Independent non-executive director

The Remuneration, Nomination and Diversity Committee meets at least once per year and additionally as required. The number of Committee meetings that were held during 2017 and the attendance of the Committee members at those meetings are set out in the table below:

Corporate Governance Statement

Principle/Recommendation	Comment
members at those meetings.	Director	Remuneration, Nomination & Diversity Committee Meetings
		Number of meetings attended	Number of meetings held while in office
	Mr Craig Readhead	2	3
	Mr Brant E Hinze	3	3
	Mr Timo Jauristo	3	3

2.2 A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.

The Board has identified that the appropriate mix of skills and diversity required for it to operate efficiently and effectively is achieved by directors having significant skills and experience in mining, geology, exploration, finance, corporate law, ASX listed companies, equity markets and operational management.

Further details about the directors including skills, experience and term of office are set out in the Directors’ Report section of the Annual Report and in the table below, which sets out the skills, attributes and experience of the directors serving on the Board as at the date of this statement.

Skills Matrix
Number of Board Members		5
Experience and Expertise	General	Good	Extensive
Corporate Governance Expertise	3	-	2
Strategy Skills	-	-	5
Executive Leadership Experience	-	-	5
Resources Industry Experience	-	1	4
Exploration/mining experience	1	1	3
Financial Acumen	1	2	2
Other Board Level Experience	-	-	5
Capital Projects	-	1	4
International Experience	1	-	4
Health, Safety and Environmental Management Skills	1	1	3
Remuneration Management Skills	-	2	3
Tertiary Qualifications	Economics, commerce and/or business, Law	Chartered accounting	Engineering, mining, geology
Number of Board Members	1	1	3

2.3 A listed entity should disclose:	The directors in office at the date of this statement, their position, the length of their service and
(a) the names of the directors considered by the board to be independent directors;	each director’s status as independent, non-executive or executive director are set out in the table below:

(b) if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board	Name of Director	Position	Length of Service	Independent	Number of shares in the Company	% of the Company's Issued Shares
	Mr Craig Readhead	Non-Executive Chairman	8 years	Yes	3,723,200	0.30%
	Dr Nicole Adshead-Bell	Non-Executive Director	1 year 6 months	Yes	630,000	0.05%
	Mr Brant E. Hinze	Non-Executive Director	2 years 4 months	Yes	384,610	0.03%
	Mr Timo Jauristo	Non-Executive Director	2 years 4 months	Yes	256,410	0.02%
	Mr Simon Jackson	CEO & Managing Director	2 years 4 months	No	512,820	0.04%

The Board believes that the shareholdings of the above mentioned non-executive directors do not compromise their independence

Corporate Governance Statement

Principle/Recommendation	Comment
is of that opinion; and (c) the length of service of each director. 2.4 A majority of the board of a listed entity should be independent directors.	status as each of shareholding accounts for only 0.30% or less of the total shares issued.
2.5 The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	At the date of this statement, the Chairman (Craig Readhead) is an independent non-executive director and does not perform the role of CEO.
2.6 A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.	The Remuneration, Nomination and Diversity Committee reviews the skills and experience of prospective directors and ascertains any shortcomings and development opportunities. It also oversees any induction program, and ongoing education requirements concerning the Company. Subject to approval, the Company will pay reasonable expenses to enable directors to seek independent professional advice if required to properly discharge their responsibilities.
3. Act Ethically and Responsibly
3.1 A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.

All directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company. To this end, the Board has established a code of conduct, which is available on the Company’s website.

The Board reviews the Code of Conduct regularly and processes are in place to promote and communicate its requirements. Every employee has a supervisor to whom they may refer any issues arising from their employment.

The Company has advised each director, manager and employee that they must comply with the Company’s Corporate Code of Conduct. The Code covers the following:

•     Respect for Persons

•     Respect for the Law

•     Health and Safety

•     Fit for Work

•     Human Rights

•     Native Title and Cultural Heritage Sites

•     Protecting the Environment

•     Fraud and Theft

•     Relations With Government Officials:

o   Gifts, Favours and Bribery

o   Political Contributions

o   Integrity

o   Diligence

o   Economy and Efficiency

Corporate Governance Statement

Principle/Recommendation	Comment
4. Safeguard Integrity in Corporate Reporting

4.1 The board of a listed entity should:

(a) have an audit committee which:

(1) has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2) is chaired by an independent director, who is not the chair of the board, and disclose:

(3) the charter of the committee;

(4) the relevant qualifications and experience of the members of the committee; and

(5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings.

The Company has an established Audit and Risk Management Committee which advises on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the Company.

The Committee must have at least three members; all members must be non-executive directors with a majority being independent.

The members of the Audit and Risk Management Committee as at the date of this statement are:

•      Mr Timo Jauristo, B.App.Sc, Grad Dip Fin, MAusIMM - Chairman, Independent Non-Executive Director

•      Mr Craig Readhead, B.Juris, LL.B. - Independent Non-Executive Director

•      Mr Brant Hinze, B.S. Mining Engineering - Independent Non-Executive Director

The Audit and Risk Management Committee shall provide assistance to the Board of Directors in fulfilling its corporate governance and oversight responsibilities, as well as advise on the modification and maintenance of the Company's financial reporting, internal control structure, risk management systems, external audit functions, and appropriate ethical standards for the management of the Company.

The Committee reviews the processes in place for the identification, management and reporting of business risk and reviews the findings reported.

A further purpose of the Committee is to check the ongoing independence of the auditors. In doing so, it is the responsibility of the Committee to maintain free and open communication between the external auditors and management of the Company. The external auditors are invited to all Audit and Risk Management Committee meetings. Directors and executives of the Company may also be invited to committee meetings, at the discretion of the Committee.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties.

The Audit and Risk Management Committee Charter is available on the Company’s website.

The number of Committee meetings that were held during 2017 and the attendance of the Committee members at those meetings are set out in the table below:

Director	Audit & Risk Management Committee Meetings
	Number of meetings attended	Number of meetings held while in office
Mr Craig Readhead	2	2
Mr Brant E Hinze	2	2
Mr Timo Jauristo	2	2

4.2 The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the

On an annual basis the Board receives a declaration from the CEO & Managing Director and Chief Financial Officer covering the matters set out in section 295A of the Corporations Act 2001 – that the financial records of the Company for a financial year have been properly maintained in accordance with the Act and that the financial statements and the notes for the financial year comply with the accounting standards and give a true and fair view of the financial position and performance of the Company.

The declaration was given before the Board members to approve the financial statements for the 2017 financial year.

Corporate Governance Statement

Principle/Recommendation	Comment
entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.
4.3 A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to audit.

The Company’s Annual General Meeting is conducted in accordance with the Corporations Act and the constitution of the Company.

The Company ensures that a representative from the external auditor attends the Annual General Meeting to answer questions concerning the conduct of the audit, the preparation and content of the auditor’s report, accounting policies adopted by the Company and the independence of the auditor in relation to the conduct of the audit. The auditors attended Beadell’s 2017 Annual General Meeting.

5. Make Timely and Balanced Disclosure
5.1 A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.

The Company has an established Continuous Disclosure Policy that sets out the procedures for identifying material price sensitive information; reporting such information to the CEO and Managing Director for review; and ensuring the Company achieves best practice in complying with its continuous disclosure obligations under the Corporations Act and ASX Listing Rules; and ensuring the Company and individual officers do not contravene the Corporations Act or ASX Listing Rules.

This policy applies to directors and those members of senior management who are most likely to be in possession of, or become aware of, the relevant information. The Company’s staff needs to be aware of the existence of the policy and to be familiar with its terms so that they can assist with reporting of potentially sensitive information to the appropriate persons within the Company.

The purpose of this policy is to ensure that Company announcements are made in a timely manner; are factual; do not omit material information; and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

The full version of the Continuous Disclosure Policy is available on the Company’s website.

6. Respect the Rights of Security Holders
6.1 A listed entity should provide information about itself and its governance to investors via its website.

All information made available to the ASX is immediately available to shareholders and the market on the Company’s website and is e- mailed to all shareholders who lodge their e-mail contact details with the Company. The Board aims to ensure that shareholders are kept informed of all major developments affecting the Company; hence, in addition to its market disclosure, the directors ensure shareholders are kept informed through a variety of other means:

a)     Shareholders can gain access to information about the Company, including the annual report, half yearly and quarterly reports, announcements, key policies and other important information through the Company’s website;

b)    In conducting briefings, the Company takes care to ensure that any price-sensitive information released is made available to all shareholders (institutional and private) and the market at the same time and in accordance with the requirements of the ASX;

c)    Information is also released by email to all persons who have requested their names to be added to the contact database. Any person wishing to be added to this database can do so by contacting the Company Secretary either on (08) 9429 0800 or on “info@beadellresources.com.au”; and

d)   The principal communication with private investors is through the provision of the Annual Report and financial statements and the Annual General Meetings. The Annual Report is available to shareholders on the Company’s website and is mailed to those shareholders who have requested to receive a copy from the Company on an annual basis. Notice of the Annual General Meetings is posted to shareholders at least 28 days in advance of the meeting. Shareholders also receive notices in relation to all meetings in

Corporate Governance Statement

Principle/Recommendation	Comment
which shareholders are permitted to attend.
6.2 A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.

The Company has a proactive approach to communicating the Company’s business to shareholders and the wider investment community, and encourages ongoing shareholder feedback and participation at general meetings.

To support the Company’s communication strategy, the Company has a dedicated Investor Relations professional to promote the Company’s investor relations program.

6.3 A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.

The Company has designed a Shareholder Communication Policy for promoting effective communication with shareholders and encouraging shareholder participation at Annual General Meetings through the following means:

•     Notice of meetings are distributed in accordance with the Corporation's Act and provide shareholders with the opportunity to attend general meetings;

•      Shareholders are encouraged to use their attendance at meetings to ask questions on any matter, with time being specifically set aside for shareholders’ queries;

•     In the event that a resolution is proposed, notices encourage shareholders participation through appointment of proxies; and

•     The Company is obliged under the Corporation Act to provide the auditor with notice of a general meeting. The Company has a policy of encouraging auditor attendance. In the event that the Company's auditor or their representative attends the Annual General Meeting, the chairperson of that meeting will allow a reasonable opportunity for members to ask questions of the auditor concerning the conduct of the audit and the preparation and content of the auditor's report.

The Shareholder Communications Policy is available on the Company’s website.

6.4 A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.

The Company welcomes electronic communication from its shareholders via its publicised email address (info@beadellresources.com.au). In addition, details of ASX announcements and Company reports are distributed via e-mail to interested parties who have requested their names to be added to the contact database.

Any person wishing to be added to this database can do so by either contacting the Company Secretary on (08) 9429 0800 or on info@beadellresources.com.au or by subscribing to the Company’s Email Alerts service through the Company’s website.

The Company’s share registry also engages with shareholders electronically and makes available a range of relevant forms on its website. Shareholders can register with the Share Registry to access their personal information and shareholdings via the Internet.

7. Recognise and Manage Risk

7.1 The board of a listed entity should:

(a)   have a committee or committees to oversee risk, each of which:

1)    has at least three members, a majority of whom are independent directors; and

2)     is chaired by an independent director, and disclose:

3)    the charter of the committee;

4)    the members of the committee; and

5)   as at the end of each reporting period,

The Company’s Risk Committee was established as a joint Audit and Risk committee. The responsibilities are set out in the Audit and Risk Committee Charter, which is available on the Company’s website.

The members of the Audit and Risk Committee as at the date of this Statement are:

•     Mr Timo Jauristo - Chair, Independent Non-Executive Director

•     Mr Craig Readhead - Independent Non-Executive Director

•     Mr Brant E. Hinze - Independent Non-Executive Director

The number of Committee meetings that were held during the reporting period and the attendance of the Committee members at those meetings are set out in the Recommendation 4.1 of this Statement.

Corporate Governance Statement

Principle/Recommendation	Comment
the number of times the committee met throughout the period and the individual attendances of the members at those meetings.

7.2 The board or a committee of the board should:

(a)   review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)   disclose, in relation to each reporting period, whether such a review has taken place.

All members of the Board are responsible for the oversight of risk management and internal controls to manage the Company’s material business risks. The design, implementation and day to day responsibilities of the risk management strategy and internal control system rest with the management. The Audit and Risk Management Committee is responsible for reviewing the Group’s risk management systems and internal financial control systems.

The CEO and Managing Director reports annually to the Board regarding the effectiveness of the Company’s management of its material business risks.

7.3 A listed entity should disclose:

(a)   if it has an internal audit function, how the function is structured and what role it performs; or

(b)   if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

Due to the size and scope of the Company’s activities, the Board has not established an internal audit department. The Audit and Risk Management Committee is responsible for assessing the effectiveness of the Group’s compliance and control systems.

The Company’s risk management system incorporates all policies, processes and practices established by management and/or the Board to provide reasonable assurance that:

•     established corporate strategies and objectives are met;

•     risks are identified, assessed and adequately monitored and managed;

•     significant financial, managerial and operating information is accurate, relevant, timely and reliable;

•     material changes to the Company’s risk management profile are promptly identified; and

•     policies, standards, procedures and applicable laws, regulations and licences are complied with.

The Company’s business is subject to general risks and certain specific risks. In accordance with the Company’s Risk Management Policy, the Group has:

•     identified strategic risks that may impact upon the Group’s business;

•     assessed and prioritised those risks, and;

•     developed and implemented a Risk Management Strategy to manage the effects of identified material risks.

The Board of Directors has overall responsibility for the establishment and oversight of the Risk Management Strategy as required by the Risk Management Policy. The Company’s Risk Management Policy is available on the Company’s website.

7.4 A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks,

The Company has designed and implemented an internal control system to mitigate material risks; however, the Board recognises that no cost-effective internal control system will preclude all errors and irregularities.

The Company has exposure to the following financial risks:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s gold bullion awaiting settlement, cash and cash equivalents and restricted cash.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to

Corporate Governance Statement

Principle/Recommendation	Comment

managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

At least annually the Company prepares detailed cash flow models as part of its system of budget planning, against which monthly actual cash flows are reported, additionally, actual cash flows are reported daily and a rolling 3 month cash flow forecast is prepared each month. Production activities are monitored and reported daily and monthly against budget and forecast amounts. These systems are used in conjunction to predict cash flow requirements and manage liquidity risk.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Company is exposed to fluctuations in foreign currency rates, interest rates and metals prices. In each case, future operational cash flows and ability to service current and future borrowings are affected by these fluctuations.

Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so as to maintain a capital base (comprising equity plus borrowings) sufficient to allow future operation and development of the Company’s projects.

The Company has raised capital through the issue of equity and borrowings to fund its activities. In determining the funding mix of debt and equity, consideration is given to the ability of the Company to service loan interest and repayment schedules, lending facility compliance ratios and amount of free cash flow desired.

The Company manages its capital requirements by monitoring budget to actual performance and lending compliance ratios. The Company is subject to externally imposed capital requirements in relation to its Santander – Itaú Facility, whereby it is required that;

•    a minimum net debt to EBITDA ratio be maintained,

•    a minimum net gearing ratio be maintained,

•    a minimum forward debt service cover ratio be maintained, and

•    a minimum ore reserve to expected ore reserve after final repayment of the borrowing ratio be maintained.

Further details of the Company’s policies relating to financial risk management can be found at note 4 of the financial statements.

Health, safety and environmental

The Company’s projects are subject to regulations regarding health, safety and environmental matters. The governments and other authorities that administer and enforce these laws determine requirements.

The Company intends to conduct its activities in a responsible manner and in accordance with applicable laws to this end the Company has established health, safety and environmental policies and divisions to implement and monitor compliance activities.

Health, safety and environmental monitoring and compliance are reported to the Board monthly. The Board is not aware of any significant breaches during the period covered by this Statement.

Quality and integrity of personnel

Formal appraisals of all employees are conducted at least annually. Training and development and appropriate remuneration and incentives are designed to attract high quality employees while retaining and advancing existing employees.

Corporate Governance Statement

Principle/Recommendation	Comment

The Company has also established a Code of Conduct which all directors and employees must comply with. The Code is widely available and can be viewed on the Company’s website.

Insurances

The Company maintains a suite of insurances which are reviewed annually or as appropriate. External experts are engaged annually to review the Company’s current and anticipated insurance requirements.

8. Remunerate Fairly and Responsibly

8.1  The board of a listed entity should:

(a)   have a remuneration committee which:

1)    has at least three members, a majority of whom are independent directors; and

2)     is chaired by an independent director, and disclose

3)    the charter of the committee;

4)    the members of the committee; and

5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings.

The Company has an established Remuneration, Nomination and Diversity Committee, which reviews and makes recommendations to the Board on remuneration packages and policies applicable to the executive officers and directors of the Company and other executives of the Group. It is also responsible for matters regarding appointment and induction processes for directors and committee members and succession planning.

The Board policy is that the Remuneration, Nomination and Diversity Committee will be comprised of three non-executive directors. The Committee consists of a majority of independent directors. The Company’s directors and executive officers may be invited to Remuneration, Nomination and Diversity Committee meetings, as required, to discuss director and senior executives’ performance and remuneration packages.

No director or executive officer may participate during discussions regarding the determination of their own remuneration package at Committee meetings.

The members of the Remuneration, Nomination and Diversity Committee as at the date of this statement are:

•    Mr Brant E. Hinze - Chairman, Independent Non-Executive Director

•    Mr Craig Readhead - Independent Non-Executive Director

•    Mr Timo Jauristo - Independent Non-Executive Director

The Remuneration, Nomination and Diversity Committee meets at least once per year and additionally as required. The Committee met three times during the period and committee members’ attendance record is as disclosed in the Recommendation 2.1 of this Statement. The Remuneration, Nomination and Diversity Committee Charter is available on the Company’s website.

Details of the structure of the remuneration of non-executive directors, executive directors and senior executives are clearly set out in the Remuneration Report at Section 16 of the 2017 Directors’ Report.

8.2 A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

The structure of Non-Executive Director remuneration is clearly distinguishable from that of executive directors and other senior executives. The Company operates on a detailed Remuneration Framework which is reviewed annually.

Non-executive directors are remunerated on a fixed fee basis for time, commitment and responsibility as part of an aggregate remuneration pool approved by shareholders. Long term incentive (LTI) may be provided to non-executive directors as a cost effective method of providing an incentive for their ongoing commitment and contribution to the Company whilst maintaining the Company’s cash reserves, as well as aligning their interests with those of shareholders.

Senior Executives (including the CEO & Managing Director) are remunerated on an annual basis with a total fixed remuneration (i.e. cash base salary plus superannuation (when applicable)) and variable “at risk” components (ie. a short term incentive (STI) and a LTI).

The STI variable component is designed to encourage and reward superior performance in a manner which aligns this element of remuneration with the creation of shareholders’ wealth. The LTI variable component is designed to incentivise and motivate key management personnel (KMP) to pursue the long term growth and success of the Company.

Corporate Governance Statement

Principle/Recommendation	Comment

Grant of the STI is based on achievement of Company key performance indicators and personal performance on an annual basis. Award of the LTIs, comprising of employee share options or performance rights, is dependent on the terms and conditions of the Employee Options Scheme or on the achievement of hurdles at the conclusion of a three year vesting period of the performance rights.

Further details of the Company’s remuneration practices with regard to KMP are contained within the Remuneration Report which forms part of the Directors’ Report in the 2017 Annual Report.

8.3 A listed entity which has an equity-based remuneration scheme should:

(a)   have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)   disclose that policy or a summary of it.

The Board has established a written policy to set out restrictions on dealing in securities by key management personnel of the Company and to assist in maintaining market confidence in the integrity of dealings in the Company’s securities.

According to that Policy, key management personnel are prohibited from hedging their incentive based remuneration by entering into “arrangements” that limit their exposure to risk relating to their remuneration that is unvested (due to time or other conditions) or is subject to a holding lock, ensuring that the actual level of executive remuneration is solely linked to performance. The “arrangements” will include a put option on incentive remuneration and income protection insurance contracts in which the insurance risk event effects the financial value of remuneration or an equity related instrument.

Key management personnel are required to comply with the Company’s Securities Trading Policy.

The Company’s Securities Trading Policy is available on the Company’s website.

APPENDIX F

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

F-1

GREAT PANTHER SILVER LIMITED

PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND
FOR THE YEAR ENDED DECEMBER 31, 2017

(UNAUDITED – PREPARED BY MANAGEMENT)

(Expressed in US Dollars)

GREAT PANTHER SILVER LIMITED

PRO-FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2018 (UNAUDITED)
(expressed in thousands of US dollars)

	GREAT PANTHER SILVER LIMITED	BEADELL RESOURCES LIMITED	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED
		Note 3(a)		Note 3
ASSETS
Current Assets
Cash and cash equivalents	$35,343	$6,054	$(10,500)	(e)	$30,897
Short-term deposits	22,593	-	-		22,593
Restricted cash	-	116	-		116
Trade and other receivables	8,928	20,212	-		29,140
Inventories	5,200	26,855	-		32,055
Reimbursement rights	4,113	-	-		4,113
Prepayments and other current assets	731	1,706	-		2,437
	76,908	54,944	(10,500)		121,352
Restricted cash	1,234	-	-		1,234
Trade and other receivables	-	13,265	-		13,265
Inventories - non-current	1,547		-		1,547
Reimbursement rights	6,507		-		6,507
Mineral properties, plant and equipment	13,660	127,234	4,546	(b), (e), (f)	145,441
Exploration and evaluation assets	15,347	288	-		15,635
Deferred tax assets	69	22,065	-		22,134
	$115,272	$217,796	$(5,954)		$327,114

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	$9,687	$34,918	$5,550	(d)	$50,155
Employee benefits	-	2,655	-		2,655
Borrowings	-	35,435	3,250	(c), (e)	38,685
Reclamation and remediation provision - current	2,201	285	-		2,486
	11,888	73,292	8,800		93,980

Other financial liabilities	-	5,036	(5,036)	(e), (f)	-
Borrowings	-	39,808	(9,073)	(c), (e)	30,736
Reclamation and remediation provision	25,263	5,261	-		30,524
Deferred tax liabilities	1,928	-	-		1,928
	39,079	123,397	(5,308)		157,167
Shareholders’ Equity
Share capital	130,872	234,692	(141,211)	(b)	224,353
Reserves	19,847	(28,289)	31,034	(b)	22,592
Deficit	(74,526)	(112,004)	109,532	(b), (d)	(76,998)
	76,193	94,399	(645)		169,947
	$115,272	$217,796	$(5,954)		$327,114

The accompanying notes are an integral part of these pro-forma condensed consolidated financial statements

GREAT PANTHER SILVER LIMITED

PRO-FORMA CONDENSED CONSOLIDATED STATEMENT OF LOSS

For the nine month period ended September 30, 2018

(Expressed in thousands of US dollars, except per share amounts)

		BEADELL
	GREAT PANTHER	RESOURCES	PRO FORMA	PRO FORMA
	SILVER LIMITED	LIMITED	ADJUSTMENTS	COMBINED
		note 3(g)
	Nine month period ended September 30, 2018
Revenue	$45,787	$107,257	$-	$153,044
Cost of sales
Production costs	35,784	85,979	-	121,763
Amortization and depletion	2,659	19,997	-	22,656
Share-based compensation	365	-	-	365
Royalties	-	2,685	-	2,685
	38,808	108,661	-	147,469
Mine operating earnings	6,979	(1,404)	-	5,575

Administrative expenses	3,883	11,271	-	15,154
Amortization and depletion	79	-	-	79
Share-based compensation	774	68	-	842
General and administrative expenses	4,736	11,339	-	16,075

Exploration and evaluation expenses	7,760	524	-	8,284
Mine development costs	1,559	-	-	1,559
Share-based compensation	(35)	-	-	(35)
Exploration, evaluation and development expenses	9,284	524	-	9,808

Impairment	-	4,901		4,901

Interest income	1,079	60	-	1,139
Finance costs	(19)	(4,979)	-	(4,998)
Accretion	(646)	-	-	(646)
Foreign exchange gain (loss)	599	(8,160)	-	(7,561)
Changes in fair value of derivatives	-	2,129	-	2,129
Transaction costs	-	(319)	-	(319)
Other income (expense)	76	330	-	406
Finance and other income (expense)	1,089	(10,938)	-	(9,849)

Income (loss) before income taxes	(5,952)	(29,107)	-	(35,059)

Income tax expense (recovery)	552	(2,940)	-	(2,388)

Net income (loss) for the period	$(6,504)	$(26,167)	-	$(32,671)

Earnings (loss) per share
Basic and diluted (note 4)	$(0.04)	$(0.02)		$(0.12)

The accompanying notes are an integral part of these pro-forma condensed consolidated financial statements

GREAT PANTHER SILVER LIMITED

PRO-FORMA CONDENSED CONSOLIDATED STATEMENT OF LOSS

For the year ended December 31, 2017

(Expressed in thousands of US dollars, except per share amounts)

		BEADELL
	GREAT PANTHER	RESOURCES	PRO FORMA	PRO FORMA
	SILVER LIMITED	LIMITED	ADJUSTMENTS	COMBINED
		note 3(h)	note 3(d)
	Year ended December 31, 2017
Revenue	$63,746	$161,859	$-	$225,605
Cost of sales
Production costs	41,752	196,640	-	238,392
Amortization and depletion	3,878	27,536	-	31,414
Share-based compensation	427	-	-	427
Royalties	-	3,553	-	3,553
	46,057	227,729	-	273,786
Mine operating earnings	17,689	(65,870)	-	(48,181)

Administrative expenses	6,818	15,290	-	22,108
Amortization and depletion	76	-	-	76
Share-based compensation	928	920	-	1,848
General and administrative expenses	7,822	16,211	-	24,033

Exploration and evaluation expenses	7,475	655	-	8,130
Mine development costs	1,991	-	-	1,991
Share-based compensation	58	-	-	58
Exploration, evaluation and development expenses	9,524	655	-	10,179

Impairment	-	2,209		2,209

Interest income	808	242	-	1,050
Finance costs	(171)	(3,127)	-	(3,298)
Accretion	(791)	(241)	-	(1,032)
Foreign exchange gain (loss)	2,292	(794)	-	1,498
Transaction costs	-	(390)	(2,472)	(2,862)
Other income (expense)	275	385	-	660
Finance and other income (expense)	2,413	(3,926)	(2,472)	(3,985)

Income (loss) before income taxes	2,756	(88,871)	(2,472)	(88,587)

Income tax expense (recovery)	1,466	(11,288)	-	(9,822)

Net income (loss) for the year	$1,290	$(77,582)	$(2,472)	$(78,764)

Earnings (loss) per share
Basic and diluted (note 4)	$0.01	$(0.06)		$(0.29)

The accompanying notes are an integral part of these pro-forma condensed consolidated financial statements

GREAT PANTHER SILVER LIMITED

NOTES TO PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018 (UNAUDITED)

(expressed in thousands of US dollars, unless otherwise noted)

1.	Proposed Acquisition of Beadell

Great Panther Silver Limited (“Great Panther”, “GPR” or the “Company”) and Beadell Resources Limited (“Beadell“ or “BDR”) have entered into schemes of arrangement dated September 23, 2018, pursuant to which Great Panther will acquire all of the issued and outstanding common shares of Beadell as well as issue warrants of Great Panther to replace all of the issued warrants of Beadell by way of a court approved schemes of arrangement (the “Scheme”).

Under the terms of the Scheme, Beadell shareholders will receive 0.0619 of a Great Panther common share for each Beadell ordinary share (a “Beadell Share”), and Beadell warrantholders will received 0.0619 of a Great Panther share purchase warrant entitling them to purchase a Great Panther common share at a defined price “Replacement Warrants”).

Completion of the Scheme is subject to a number of conditions, including the receipt of applicable regulatory, shareholder, third-party and other creditor approvals and consents on terms satisfactory to the Company, as well as the approval of the TSX and the Australian Securities and Investments Commission. The Scheme cannot be completed until these conditions are satisfied and the required approvals are obtained. There can be no assurance that the Scheme will be completed.

2.	Basis of Presentation

The unaudited pro-forma condensed consolidated financial statements give effect to the acquisition of all of Beadell’s outstanding ordinary shares by Great Panther as described above as a business combination. As such, Great Panther’s assets, liabilities, equity and historical operating results are included at their historical carrying values, while the net assets of Beadell will be recorded at fair value as at the acquisition date. All of Beadell’s deficit and other equity balances prior to the Scheme are eliminated.

The unaudited pro-forma condensed consolidated financial statements have been compiled for illustrative purposes by Management to give effect to the Scheme as described below and are not intended to reflect the financial position that will exist following the completion of the Scheme. Actual amounts recorded should the Scheme take place will likely differ from those recorded in the unaudited pro-forma condensed consolidated financial statements.

The unaudited pro-forma condensed consolidated financial statements are presented in US dollars (“USD”) and have been compiled by combining:

•	Great Panther’s unaudited condensed consolidated interim statement of financial position as at September 30, 2018 with Beadell’s unaudited condensed consolidated interim statement of final positon as at September 30, 2018 as if the acquisition had occurred on September 30, 2018, including estimated fair value adjustments as described in Note 3 of these unaudited pro-forma condensed consolidated financial statements;
•	Great Panther’s unaudited condensed interim consolidated statement of loss for the nine months ended September 30, 2018 and Beadell’s unaudited interim condensed consolidated statement of loss for the nine months ended September 30, 2018 as if the acquisition had occurred on January 1, 2017;
•	Great Panther’s consolidated statement of loss for the year ended December 31, 2017 and Beadell’s consolidated statement of loss for the year ended December 31, 2017, as if the acquisition had occurred on January 1, 2017;
•	The additional assumptions and adjustments set out in Note 3 of these unaudited pro-forma condensed consolidated financial statements.

These unaudited pro-forma condensed consolidated financial statements should be read in conjunction with the above noted consolidated financial statements of Great Panther and Beadell.

GREAT PANTHER SILVER LIMITED

NOTES TO PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018 (UNAUDITED)

(expressed in thousands of US dollars, unless otherwise noted)

The accounting policies used in the preparation of the unaudited pro-forma condensed consolidated financial statements are those set out in the audited financial statements of Great Panther as at and for the year ended December 31, 2017. Great Panther prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). In preparing the unaudited pro-forma condensed consolidated financial statements, a preliminary review was undertaken by Management to identify differences between Great Panther’s accounting policies and those of Beadell that could have a material impact of the pro-forma financial statements. No material differences were noted. On closing of the Arrangement, Beadell will adopt the accounting policies set out in Great Panther’s financial statements.

The pro-forma adjustments and allocations of the purchase price of Beadell by Great Panther are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual assets and liabilities of Beadell that exist as of the date of completion of the acquisition.

3.	Pro-Forma Adjustments and Assumptions

The unaudited pro-forma condensed consolidated financial statements incorporates the following pro-forma assumptions:

(a)	The consolidated statement of financial position of Beadell as at September 30, 2018 has been translated into US dollars from Australian dollars at the September 30, 2018 exchange rate of 1.3847 AUD per 1 USD.

(b)	As consideration for 100% of the outstanding Beadell Shares, as well as the assumed vesting of 4,402,687 performance rights (which entitle the holders to one Beadell Share for each performance right) upon the close of the Scheme, Great Panther will issue 103,867,388 common shares to Beadell shareholders in exchange for 1,677,986,883 Beadell Shares based on the share exchange ratio of 0.0619. The value of the shares issued is based on the weighted average market price of Great Panther shares of $0.90 per share for the month of September 2018, resulting in an aggregate fair value of $93,481 (A $0.10 per share change in the share price would result in a $10,387 change in the fair value assigned to the Beadell Shares).

The fair value of the Replacement Warrants ($2,745) expected to be issued by Great Panther has been determined using the Black-Scholes model.

This difference between the estimated fair values of Great Panther shares and warrants issued to Beadell shareholders and warrant holders and the fair values of the net assets of Beadell acquired has been recorded within mineral property, plant and equipment.

The allocation of estimated consideration transferred, and the fair values assigned to assets acquired and liabilities assumed for the purposes of these pro-forma financial statements is based on Beadell’s assets and liabilities as at September 30, 2018 and is summarized as follows:

GREAT PANTHER SILVER LIMITED

NOTES TO PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018 (UNAUDITED)

(expressed in thousands of US dollars, unless otherwise noted)

Purchase Price
103,867,388 Great Panther common shares	$93,481
Replacement Warrants consideration	2,745
Total Purchase Price	$96,226
Allocation of Purchase Price
Cash and cash equivalents	$6,054
Restricted cash	116
Trade and other receivables	33,477
Inventories	26,855
Prepayments	1,706
Mineral properties, plant and equipment	131,781
Exploration and evaluation assets	288
Deferred tax assets	22,065
Trade and other payables	(37,996)
Employee benefits	(2,655)
Borrowings	(79,920)
Reclamation and remediation provision	(5,545)
$96,226

The pro-forma adjustments and allocations of the estimated consideration transferred are based in part on estimates of the fair value of assets to be acquired and liabilities to be assumed. The final determination of the consideration transferred and the related allocation of the fair value of the Beadell net assets to be acquired pursuant to the Scheme will ultimately be determined after the closing of the transactions. It is likely that the final determination of the consideration transferred and the related allocation of the fair value of the assets acquired and liabilities assumed will vary from the amounts present in the unaudited pro-forma condensed consolidated financial statements and that those differences may be material.

The pro-forma condensed consolidated statement of financial position has been adjusted for the elimination of Beadell’s share capital, reserves and accumulated deficit within shareholders’ equity.

(c)	Conditional to the completion of the Scheme, the Company has re-negotiated debts owed by Beadell to MACA Mineracao Construcao Civil Limitada and MACA Ltd (collectively “MACA”). As a result, the repayment schedule has been revised whereby an additional $3,250 (A$4.5 million) is due within the next 12 months from September 30, 2018.

(d)	Transaction costs anticipated to be incurred in relation to the Scheme amount to $5,550. These costs include accounting, legal, regulatory and financial advisory fees. Of this amount, Beadell is expected to incur $3,078 and Great Panther is expected to incur $2,472.

(e)	At September 30, 2018, Beadell had $10,000 in convertible debentures outstanding. In accordance with the terms of the indenture governing these debentures, upon the occurrence of a change of control, Beadell is required to make an offer to purchase them at a price per convertible debenture equal to 105% of the principal amount, plus accrued and unpaid interest. These pro-forma financial statements assume that the debenture holders will accept this offer for gross proceeds of $10,500 and be repaid subsequent

GREAT PANTHER SILVER LIMITED

NOTES TO PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018 (UNAUDITED)

(expressed in thousands of US dollars, unless otherwise noted)

to the completion of the Scheme. The related amounts recorded in Other financial liabilities ($2,735) and Borrowings ($5,823) have been eliminated as a result of the assumed repayment.

(f)	Beadell’s outstanding warrants are denominated in US dollars, whereas Beadell’s functional currency is the Australian dollar. As a result, Beadell had recorded an embedded derivative liability ($2,301 at September 30, 2018). As the Replacement Warrants to be issued by Great Panther will be denominated in the same currency as the Company’s functional (US dollars), this embedded derivative liability has been eliminated.

(g)	The consolidated statement of loss and comprehensive loss of Beadell for the nine month period ended September 30, 2018 has been translated into US dollars from Australian dollars at the average exchange rate of 1.3194 AUD per 1 USD for the nine month period then ended.

(h)	The consolidated statement of loss and comprehensive loss of Beadell for the year ended December 31, 2017 has been translated into US dollars from Australian dollars at the average exchange rate of 1.3040 AUD per 1 USD for the year then ended.

GREAT PANTHER SILVER LIMITED

NOTES TO PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018 (UNAUDITED)

(expressed in thousands of US dollars, unless otherwise noted)

4.	Pro-Forma Share Capital

As a result of the Scheme, the share capital as at September 30, 2018 in the pro-forma condensed consolidated financial statements is comprised of the following:

Authorized

Unlimited common shares, without par value

	Note		Number of Shares	Share Capital	Reserves

Opening balance of Great Panther			169,165,007	$130,872	$19,847

Equity issued per takeover of Beadell	3(b	)	103,867,388	93,481	2,745
Pro-Forma Share Capital			273,032,395	$224,353	$22,592

	Nine months
	ended	Year ended
	September 30,	December 31,
	2018	2017

Loss attributable to equity owners	$(32,671)	$(78,764)
Pro-Forma weighted average number of shares outstanding	272,662,087	271,832,911
Pro-Forma basic and diluted loss per share	$(0.12)	$(0.29)

APPENDIX G
GMP FAIRNESS OPINION

G-1

September 23rd, 2018

The Special Committee of the Board of Directors

Great Panther Silver Limited

1330 – 200 Granville Street

Vancouver, BC

V6C 1S4

Dear Sirs:

GMP Securities L.P. (“GMP”, “we” or “our”) understands that Great Panther Silver Limited (“Great Panther” or the “Company”) has entered into a Scheme Implementation Deed dated September 23, 2018 (the “Implementation Deed”) with Beadell Resources Limited (“Beadell”) pursuant to which, among other things, Great Panther will acquire all of the issued ordinary shares of Beadell in exchange for common shares of Great Panther by way of a scheme of arrangement under the Australian Corporations Act 2001 (the “Scheme”).

The Scheme

Under the terms of the Scheme, the holders of ordinary shares of Beadell will receive 0.0619 of one common share of Great Panther (the “Consideration”) for each ordinary share of Beadell held (the “Exchange ratio”). Upon completion of the Scheme, Beadell shareholders will own approximately 103.6 million common shares of Great Panther, representing approximately 38% of the pro forma shares outstanding, exclusive of shares that may be issued in connection with Beadell’s options and performance rights. Under concurrent arrangements, each Beadell warrantholder will receive a number of Great Panther warrants equal to that number of Beadell warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original Beadell warrant. The terms of the Scheme are more fully described in the Implementation Deed.

The Scheme is subject to certain conditions, including, without limitation, (i) the approval by at least 75% of the number of votes cast in person or by proxy and 50% of the number of Beadell shareholders present and voting (either inperson or by proxy) at a meeting of Beadell shareholders, (ii) the approval by a simple majority of the Great Panther common shares voted by Great Panther shareholders present in person or by proxy at a meeting of Great Panther shareholders, (iii) the approvals and consents of Beadell’s creditors on terms satisfactory to Great Panther, and (iv) all applicable regulatory approvals, including the approval of the Australian courts, the Toronto Stock Exchange (“the TSX”), the New York Stock Exchange and the Australian Stock Exchange.

GMP’s Engagement

Great Panther formally retained GMP to act as its financial advisor in respect of the Scheme pursuant to an engagement letter (the “Engagement Letter”) dated as of September 11, 2018 to, among other things, deliver, at the request of the Special Committee of the Board of Directors of Great Panther (the “Board”), an opinion (the “Opinion”) as to the fairness of the Consideration to be paid to Beadell shareholders pursuant to the Scheme, from a financial point of view, to the Company.

The Engagement Letter provides that GMP will be paid by Great Panther, for the services provided thereunder, a fee which is contingent on the successful outcome of the Scheme, as well as reimbursement of all reasonable legal and out-of-pocket expenses. In addition, GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Great Panther under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Great Panther. In the future, GMP may in the ordinary course of business seek to perform financial advisory services or corporate finance services for Great Panther and its affiliates from time to time. GMP has not been engaged to prepare, and has not prepared, a formal valuation or appraisal of Great Panther or Beadell, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Scheme and, accordingly, expresses no views thereon. We have assumed, with Great Panther’s agreement, that the Scheme is not a “related party transaction” as defined in Multilateral Instrument 61-101 (“MI 61-101”) and, accordingly, the Scheme is not subject to the valuation requirements under MI 61-101.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Inc., which is a publicly-traded investment banking firm listed on the TSX with offices in Toronto, Calgary and Montreal, Canada; New York, Miami and Dallas, USA; London, United Kingdom; and in Nassau, Bahamas. GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of GMP and the form and content hereof have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Independence of GMP

None of GMP, its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Great Panther or Beadell or any of their respective associates or affiliates. GMP has been retained by Great Panther to, among other things, provide the Opinion to the Special Committee of the Board.

In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Great Panther and Beadell and, from time to time, may have executed or may execute transactions on behalf of Great Panther and Beadell or other clients for which it received or may receive compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Great Panther or Beadell and/or their respective affiliates or associates.

Scope of Review

GMP has acted as financial advisor to Great Panther in respect of the Scheme and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Great Panther and Beadell, including information derived from meetings and discussions with the management of Great Panther. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

2

(a)	reviewed the Implementation Deed between Great Panther and Beadell dated September 23, 2018;

(b)	reviewed the forms of voting support agreement dated September 23rd, 2018 provided by the directors, officers and certain shareholders of Great Panther;

(c)	reviewed the forms of voting support agreement dated September 23rd, 2018 provided by the directors, officers and certain shareholders of Beadell;

(d)	reviewed and analyzed certain publicly available financial statements, technical reports, continuous disclosure documents and other information of Great Panther and Beadell;

(e)	performed a comparison of the multiples implied under the terms of the Scheme to an analysis of recent precedent acquisitions involving companies we deemed relevant and the consideration paid for such companies;

(f)	performed a comparison of the multiples implied under the terms of the Scheme to an analysis of comparable precedent transactions involving companies we deemed relevant and the consideration paid for such companies;

(g)	performed a comparison of the multiples implied under the terms of the Scheme to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

(h)	performed a comparison of the Consideration to be paid by Great Panther to the recent trading levels of securities of Beadell;

(i)	reviewed certain internal financial models, analyses, forecasts and projections prepared by the management of Great Panther relating to its business and Beadell;

(j)	reviewed certain technical information and analysis prepared by the management of Great Panther relating to the respective assets of Great Panther and Beadell;

(k)	reviewed the officer’s certificates addressed to GMP and executed and delivered by the Chief Executive Officer and Chief Financial Officer of Great Panther dated the date hereof setting out representations as to certain factual matters and the completeness and accuracy of the Information upon which the Opinion is based;

(l)	reviewed various equity research reports and industry sources regarding Great Panther, Beadell and the mining industry;

(m)	reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Great Panther and Beadell;

(n)	performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Great Panther and Beadell to the relative pro forma ownership of Great Panther and Beadell if the Scheme is completed; and

(o)	considered such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the

3

circumstances.

In its assessment, GMP looked at several methodologies, analyses and techniques and used the combination of these approaches to determine its opinion on the Scheme. GMP based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on GMP’s experience in rendering such opinions.

GMP has not, to the best of its knowledge, been denied access by Great Panther to any information requested. GMP did not meet with the auditors of Great Panther or Beadell and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of Great Panther or Beadell, and the reports of the auditors thereon.

Assumptions and Limitations

With Great Panther’s approval and as provided for in the Engagement Letter, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to Great Panther and Beadell, or provided to GMP by Great Panther and its affiliates or advisors or otherwise pursuant to our engagement (collectively, the “Information”) and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of Great Panther have represented to GMP, in separate certificates delivered as at the date hereof, among other things, that the Information provided to GMP by Great Panther (verbal or written): (i) in respect of itself, is true and correct at the date the Information was provided to GMP and did not, and does not, contain a misrepresentation; and (ii) in respect of Beadell, to the best of Great Panther’s knowledge, is true and correct as at the date the Information was provided to GMP and that, since the date the Information was provided to GMP, there has been no material change, or new material fact, financial or otherwise, in Great Panther’s financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects and there has been no new material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

GMP was not engaged to review any legal, regulatory, tax or accounting aspects of the Scheme and, accordingly, expresses no view thereon. The Scheme is subject to a number of conditions outside the control of Great Panther and Beadell, and GMP has assumed all conditions precedent to the completion of the Scheme can be satisfied in due course and all consents, agreements, permissions, exemptions or orders of relevant regulatory and governmental authorities will be obtained, without adverse conditions or qualification, and that the Scheme can be completed as currently planned without additional material costs or liabilities to Great Panther or Beadell. GMP has also assumed that the Scheme will be completed in accordance with the terms and conditions of the Implementation Deed without waiver of, or amendment to, any term or condition that is any way material to our analyses, that the Scheme will be completed in compliance with applicable laws and that the disclosure relating to Great Panther, Beadell and the Scheme in any disclosure documents will be accurate and will comply with the requirements of applicable laws. .

The Opinion is rendered as of September 23rd, 2018 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Great Panther and Beadell as they were reflected in the Information and as they were represented to GMP in discussions with the management of Great Panther. In rendering the Opinion, GMP has assumed that there are no undisclosed material facts relating to Great Panther or Beadell, or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Any reference to

4

the Opinion or the engagement of GMP by Great Panther is expressly prohibited without the express written consent of GMP.

GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, GMP has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by GMP based on GMP’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Scheme. While, in the opinion of GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, GMP is of the opinion that, as of the date hereof, the Consideration to be paid by Great Panther pursuant to the Scheme is fair, from a financial point of view, to Great Panther.

The Opinion has been provided solely for the use of the Special Committee of the Board for the purposes of considering the Scheme and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of GMP.

The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without GMP’s prior written consent.

Yours very truly,

(signed) GMP Securities L.P.

GMP SECURITIES L.P.

5

APPENDIX H
SCHEME IMPLEMENTATION DEED

H-1

Deed

Scheme implementation deed

Beadell Resources Limited

Great Panther Silver Limited

QV1 Building 250 St Georges Terrace Perth WA 6000 Australia	T +61 8 9211 7777 F +61 8 9211 7878
GPO Box U1942 Perth WA 6845 Australia	herbertsmithfreehills.com DX 104 Perth

Contents

	Table of contents

1	Definitions and interpretation		2
	1.1	Definitions	2
	1.2	Interpretation	2
	1.3	Deed components	2

2	Agreement to proceed with the Transaction		2

3	Conditions Precedent and pre-implementation steps		2
	3.1	Conditions Precedent to Scheme	2
	3.2	Conditions Precedent to Warrant Scheme	7
	3.3	Reasonable endeavours	8
	3.4	Waiver of Conditions Precedent	9
	3.5	Termination on failure of Condition Precedent	10
	3.6	Certain notices relating to Conditions Precedent	11

4	Transaction steps		12
	4.1	Scheme	12
	4.2	No amendment to the Scheme without consent	12
	4.3	Beadell Shareholder Support	12
	4.4	Pre-Scheme Reorganisation	12
	4.5	Scheme Consideration	13
	4.6	Ineligible Foreign Shareholders and other sale facility	14
	4.7	Provision of Beadell Share information	14
	4.8	Warrantholders and the Warrant Scheme	14
	4.9	No amendment to the Warrant Scheme without consent	15
	4.10	Warrant Consideration	15
	4.11	Beadell Convertible Securities	15
	4.12	Alternative Transaction	16

5	Implementation		16
	5.1	Timetable	16
	5.2	Beadell’s obligations	17
	5.3	Great Panther’s obligations	20
	5.4	US securities law compliance	23
	5.5	Conduct of business	23
	5.6	Appointment of directors	24
	5.7	Beadell Board recommendation	25
	5.8	Conduct of Court proceedings	25
	5.9	Scheme Booklet content and responsibility statements	26

6	Integration		26

7	Representations and warranties		27
	7.1	Great Panther’s representations and warranties	27
	7.2	Great Panther’s indemnity	27
	7.3	Beadell’s representations and warranties	28
	7.4	Beadell’s indemnity	28
	7.5	Qualifications on Beadell’s representations, warranties and indemnities	28
	7.6	Qualifications on Great Panther’s representations, warranties and indemnities	28

Contents 1

			Contents

	7.7	Survival of representations and warranties	28
	7.8	Survival of indemnities	29
	7.9	Timing of representations and warranties	29
	7.10	No representation or reliance	29

8	Releases		29
	8.1	Beadell and Beadell directors and officers	29
	8.2	Great Panther and Great Panther directors and officers	30
	8.3	Deeds of indemnity and insurance	30

9	Public announcement		31
	9.1	Announcement of the Transaction	31
	9.2	Public announcements	32
	9.3	Required disclosure	32

10	Confidentiality		32

11	Exclusivity		32
	11.1	Obligations on commencement of Exclusivity Period	32
	11.2	No shop and no talk	33
	11.3	Fiduciary exception	33
	11.4	Notification of approaches	34
	11.5	Matching right	34
	11.6	Compliance with law	36

12	Reimbursement fee		37
	12.1	Background to reimbursement fees	37
	12.2	Beadell Reimbursement Fee triggers	37
	12.3	Great Panther Reimbursement Fee triggers	38
	12.4	Payment of Reimbursement Fee	39
	12.5	Basis of reimbursement fees	39
	12.6	Compliance with law	40
	12.7	Reimbursement Fees payable only once	40
	12.8	Other Claims	40

13	Termination		41
	13.1	Termination	41
	13.2	Termination for breach of representations and warranties	42
	13.3	Effect of termination	43
	13.4	Termination	43
	13.5	No other termination	43

14	Duty, costs and expenses		43
	14.1	Stamp duty	43
	14.2	Costs and expenses	43

15	GST		43

16	Notices		44
	16.1	Form of Notice	44
	16.2	How Notice must be given and when Notice is received	45
	16.3	Notice must not be given by electronic communication	45

Contents 2

			Contents

17	General		45
	17.1	Governing law and jurisdiction	45
	17.2	Service of process	46
	17.3	No merger	46
	17.4	Invalidity and enforceability	46
	17.5	Waiver	46
	17.6	Variation	47
	17.7	Assignment of rights	47
	17.8	Acknowledgement	47
	17.9	No third party beneficiary	47
	17.10	Further action to be taken at each party’s own expense	47
	17.11	Entire agreement	47
	17.12	Counterparts	47
	17.13	Relationship of the parties	48
	17.14	Remedies cumulative	48
	17.15	Exercise of rights	48

Schedules

Schedule 1
Notice details	50

Schedule 2
Definitions and interpretation	51

Schedule 3
Great Panther Representations and Warranties	77

Schedule 4
Beadell Representations and Warranties	80

Schedule 5
Capital structure	97

Schedule 6
Beadell Group Members	99

Signing page	100

Contents 3

Contents

Attachment 1
Indicative Timetable

Attachment 2
Scheme of arrangement

Attachment 3
Deed poll

Attachment 4
Warrant scheme of arrangement

Attachment 5
Warrant deed poll

Attachment 6
Conditions Precedent certificate
Herbert Smith Freehills owns the copyright in this document and using it without permission is strictly prohibited.

Contents 4

Scheme implementation deed

Date ►

Between the parties

Beadell	Beadell Resources Limited

ACN 125 222 291 of Level 2, 16 Ord Street, West Perth, Western Australia

Great Panther	Great Panther Silver Limited

a company incorporated in British Columbia of 1330 – 200 Granville Street, Vancouver, British Columbia, Canada

Recitals	1 The parties have agreed that Great Panther will acquire all of the ordinary shares in Beadell by means of a scheme of arrangement under Part 5.1 of the Corporations Act between Beadell and the Scheme Shareholders.

2 The parties have agreed to implement the scheme of arrangement on the terms and conditions of this deed.

This deed witnesses as follows:

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this deed are set out in Schedule 2.

1.2	Interpretation

Schedule 2 contains interpretation rules for this deed.

1.3	Deed components

This deed includes any schedule.

2	Agreement to proceed with the Transaction

(a)	Beadell agrees to propose the Scheme and the Warrant Scheme on and subject to the terms and conditions of this deed.

(b)	Great Panther agrees to assist Beadell to propose the Scheme and the Warrant Scheme on and subject to the terms and conditions of this deed.

(c)	Beadell and Great Panther agree to implement the Scheme and the Warrant Scheme on and subject to the terms and conditions of this deed.

3	Conditions Precedent and pre-implementation steps

3.1	Conditions Precedent to Scheme

Subject to this clause 3, the Scheme will not become Effective, and the respective obligations of the parties in relation to the implementation of the Scheme are not binding, until each of the following Conditions Precedent is satisfied or waived to the extent and in the manner set out in this clause 3.1.

(a)	Regulatory Approvals: before 5.00pm on the Business Day before the Second Court Date:

(1)	FIRB: one of the following has occurred:

(A)	Great Panther has received written notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA), by or on behalf of the Treasurer of the Commonwealth of Australia (Treasurer), advising that the Commonwealth Government has no objections to the Transaction either unconditionally or on terms that are acceptable to Great Panther in its absolute discretion;

3 Conditions Precedent and pre-implementation steps

(B)	the Treasurer becomes precluded by the passage of time from making an order or decision under Part 3 of the FATA in relation to the Transaction and the Transaction is not prohibited by section 82 of the FATA; or

(C)	where an interim order is made under section 68 of the FATA in respect of the Transaction, the subsequent period for making an order or decision under Part 3 of the FATA elapses without the Treasurer making such an order or decision;

(2)	other: any other approvals, consents, waivers, exemptions or declarations that are required by law, or by any Government Agency, to implement the Transaction (including in respect of Canadian, United States, Mexican and Brazilian anti-trust approvals, as required) are granted, given, made or obtained on an unconditional basis (or on conditions acceptable to each party, acting reasonably) and remain in full force and effect in all respects, and have not been withdrawn, revoked, suspended, restricted or amended (or become subject to any notice, intimation or indication of intention to do any such thing) and all applicable review and waiting periods have expired or been waived before 8.00am on the Second Court Date.

(b)	Beadell Shareholder approval: Beadell Shareholders agree to the Scheme at the Scheme Meeting by the requisite majorities under subparagraph 411(4)(a)(ii) of the Corporations Act.

(c)	Independent Expert: the Independent Expert issues an Independent Expert’s Report which concludes that the Scheme is in the best interest of Beadell Shareholders before the time when the Scheme Booklet is registered by ASIC.

(d)	Court approval: the Court approves the Scheme in accordance with paragraph 411(4)(b) of the Corporations Act.

(e)	Great Panther Shareholder approval: Great Panther shareholders approve the issue of the Scheme Consideration at the Shareholder Meeting by ordinary resolution in accordance with the requirements of the TSX.

(f)	Restraints: between (and including) the date of this deed and 8.00am on the Second Court Date:

(1)	there is not in effect any temporary, preliminary or final order, injunction, decision or decree issued by any court of competent jurisdiction or other Government Agency, or other material legal restraint or prohibition;

(2)	no action or investigation is announced, commenced or threatened by any Government Agency; and

(3)	no application is made to any Government Agency,

in consequence of, or in connection with, the Scheme which:

(4)	restrains, prohibits or otherwise materially adversely affects (or could reasonably be expected to restrain, prohibit or otherwise materially adversely affect) the Scheme, completion of the Transaction or the rights of Great Panther in respect of Beadell or the Beadell Shares to be acquired under the Scheme; or

(5)	requires the divestiture by Great Panther of any Beadell Shares or the divestiture of any assets of the Great Panther Group or the Beadell Group,

3 Conditions Precedent and pre-implementation steps

unless such order, injunction decision, decree, action, investigation or application has been disposed of to the satisfaction of Great Panther acting reasonably, or is otherwise no longer effective or enforceable, by 8.00am on the Second Court Date.

(g)	No Beadell Prescribed Occurrence: no Beadell Prescribed Occurrence occurs between (and including) the date of this deed and 8.00am on the Second Court Date.

(h)	No Beadell Regulated Event: no Beadell Regulated Event occurs between (and including) the date of this deed and 8.00am on the Second Court Date.

(i)	No Beadell Material Adverse Change: no Beadell Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Great Panther, between (and including) the date of this deed and 8.00am on the Second Court Date.

(j)	No Great Panther Prescribed Occurrence: no Great Panther Prescribed Occurrence occurs between (and including) the date of this deed and 8.00am on the Second Court Date.

(k)	No Great Panther Regulated Event: no Great Panther Regulated Event occurs between (and including) the date of this deed and 8.00am on the Second Court Date.

(l)	No Great Panther Material Adverse Change: no Great Panther Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Beadell, between (and including) the date of this deed and 8.00am on the Second Court Date.

(m)	MACA Agreement: with respect to the MACA Agreement:

(1)	the MACA Agreement remains in full force and effect, and there is no breach or threatened breach of the MACA Agreement, at all times between the date of this deed and 8.00am on the Second Court Date; and

(2)	on or before 8.00am on the Second Court Date, Beadell shall have obtained from all applicable parties to the MACA Agreement their agreement to (i) consent to the “Change of Control” (as such term is defined in the MACA Agreement) of Beadell resulting from the completion of the Transaction, and (ii) enter into an amended and restated MACA Agreement reflecting the acquisition of Beadell by Great Panther, each on terms satisfactory to Great Panther, acting reasonably, without a requirement of Great Panther to guarantee any obligation of any member of the Beadell Group or to incur any financial obligation to MACA, except as otherwise agreed by Great Panther in its sole discretion; and, once obtained, such agreement shall remain in full force and effect, unamended without the prior written consent of Great Panther, at all times between the date of their execution and delivery and 8.00am on the Second Court Date.

(n)	Relevant Material Contracts: on or before 8.00am on the Second Court Date:

(1)	the relevant counterparty to a Relevant Material Contract provides Beadell in writing (which, to avoid doubt, includes a document originally executed and transmitted by email) a binding, irrevocable and unconditional waiver or release of its rights under the Relevant Material Contract that are triggered as a result of the completion of the Transaction (Relevant Release) provided that, to the extent that the

3 Conditions Precedent and pre-implementation steps

Relevant Release is subject to conditions, those conditions are acceptable to Great Panther, acting reasonably; and

(2)	the Relevant Release is not varied, revoked or qualified (such that, with respect of a variation or qualification, the Relevant Release is not acceptable to Great Panther, acting reasonably) before that time;

(o)	Facility Agreement consent: on or before 8.00am on the Second Court Date, Beadell shall obtain from all applicable parties to the Facility Agreement:

(1)	their consent, in writing, to the implementation of the Transaction, and a waiver of their rights to demand the early payment of the facilities under the pre-export agreement triggered by the change of control resulting from such implementation;

(2)	their consent, in writing, to extend the repayment terms and maturity date for such facilities by 6 months;

(3)	their waiver, in writing, of their rights to demand the early payment of the facilities under the Facility Agreement for failure by Beadell to maintain any of the financial covenants for the period extending from January 1, 2018 until the final maturity date, as amended as aforesaid; and

(4)	such other waivers and amendments, in writing, as may be required by Great Panther, acting reasonably, to ensure that the facilities will continue to remain in place following implementation of the Transaction, and, once obtained, such consents and waivers shall remain in full force and effect, unamended without the prior written consent of Great Panther (acting reasonably), at all times between the date of their execution and delivery and 8.00am on the Second Court Date.

(p)	ACC Agreement Consent: on or before 8.00am on the Second Court Date, Beadell shall obtain from Banco Bradesco S.A. in connection with the short term uncommitted facilities commonly referred to as ACCs (the ACCs) with Beadell Brasil:

(1)	their consent to the implementation of the Transaction, and the waiver of their rights to demand the early payment of such facilities; and

(2)	such other waivers and amendments as may be required by Great Panther, acting reasonably, to ensure that the facilities will continue to remain in place following implementation of the Transaction; and, once obtained, such consents and waivers shall remain in full force and effect, unamended without the prior written consent of Great Panther (acting reasonably), at all times between the date of their execution and delivery and 8.00am on the Second Court Date.

(q)	Beadell Convertible Debentures: before 8:00am on the Second Court Date, the holders of the Beadell Convertible Debentures on issue as at the date of this deed agreeing in writing to either:

(1)	accept the offer required to be made by Beadell under the Debenture Indenture to purchase those debentures upon Implementation of the Transaction, unconditionally or on conditions satisfactory to the parties (each acting reasonably), or

(2)	waive the obligation under the Debenture Indenture to make an offer to purchase those debentures upon Implementation of the Transaction and consent to the entering into of a supplemental indenture in

3 Conditions Precedent and pre-implementation steps

respect of the Beadell Convertible Debenture to, among other things, (1) consenting to the “Change of Control”, as defined in the Debenture Indenture, resulting from the implementation of the Transaction, (2) agreeing to accept the issue of Great Panther Shares in lieu of Beadell Shares on exercise of rights of conversion of the Beadell Convertible Debentures, (3) agreeing that Great Panther is not a successor issuer for the purposes of Article 11 of the Debenture Indenture and is not required to assume the obligations of Beadell under the Debenture Indenture, (4) waiving the requirement under Setion 7.12 of the Debenture Indenture that Beadell maintain the listing of its common shares on the ASX, and (5) such other terms and conditions satisfactory to Great Panther, acting reasonably, without a requirement of Great Panther to assume the obligations of Beadell or otherwise act as an obligor or guarantor of the amounts owing under the Debenture Indenture

(r)	Beadell Warrants: either:

(1)	Beadell has entered into binding agreements with 100% of the Warrantholders to accept the Warrant Consideration in exchange for their outstanding Beadell Warrants on the Scheme becoming Effective; or

(2)	if Beadell proposes the Warrant Scheme under clause 4.8(b):

(A)	the Warrantholders agree to the Warrant Scheme by the requisite majorities under subparagraph 411(4)(a)(ii) of the Corporations Act; and

(B)	the Court approves the Warrant Scheme in accordance with paragraph 411(4)(b) of the Corporations Act,

each as contemplated in this deed.

(s)	Beadell Convertible Securities: on or before 8:00am on the Second Court Date, the Beadell Board has made a determination that all Beadell Convertible Securities will have been vested and exercised or terminated as provided below:

(1)	in the case of the Beadell Options, each outstanding Beadell Option will be exercised in exchange for Beadell Shares or will lapse or be terminated in accordance with the Beadell Option Plan by 5.00pm on the Business Day before the Scheme Record Date; and

(2)	in the case of the Beadell Performance Rights, each outstanding Beadell Performance Rights will vest and be exercised in exchange for Beadell Shares in accordance with the Performance Rights Plan by 5.00pm on the Business Day before the Scheme Record Date, provided that any New Great Panther Shares issued to employees of Beadell who will continue as employees of Beadell following completion of the Transaction in exchange for their Beadell Shares under the Scheme will be subject to a six month restriction on resale, provided the restriction will expire in the event of termination of their employment within the six month period, each as contemplated in this deed.

(t)	New Great Panther Shares: the New Great Panther Shares to be issued pursuant to the Scheme are approved for official quotation on the TSX by 8.00am on the Second Court Date (provided that any such approval may be subject to the customary conditions) and that approval remains in full force and

3 Conditions Precedent and pre-implementation steps

effect in all respects (subject to those customary conditions), and has not been withdrawn, revoked, suspended, restricted or amended (or become subject to any notice, intimation or indication of intention to do any such thing) before 8.00am on the Second Court Date.

(u)	Brazilian Property Title Opinion: Beadell delivers a legal opinion of its Brazilian counsel to Great Panther respecting the Beadell Mineral Rights as of a date that is no earlier than five (5) Business Days before the Second Court Date that contains no changes from the opinion delivered by Beadell to Great Panther respecting the Beadell Mineral Rights prior to and in connection with the execution of this deed that amount to or evidence a breach of a Beadell Representation and Warranty that would give rise to an entitlement of Great Panther to terminate this deed under clause 13.2(a).

(v)	Beadell Officer’s Certificate: Beadell delivers to Great Panther a certificate of an officer of Beadell confirming that, as at 8.00am on the Second Court Date:

(1)	there has been no breach of a Beadell Representation and Warranty that would amount to or evidence a Beadell Material Adverse Change, or which could reasonably be expected to give rise to any loss, Claim, damage or expense of AUD$2.5 million or more in aggregate; and

(2)	Beadell has complied with its obligations under this deed in all material respects.

(w)	Great Panther Officer’s Certificate: Great Panther delivers to Beadell a certificate of an officer of Great Panther confirming that, as at 8.00am on the Second Court Date:

(1)	there has been no breach of a Great Panther Representation and Warranty that would amount to or evidence a Great Panther Material Adverse Change, or which could reasonably be expected to give rise to any loss, Claim, damage or expense of AUD$5.0 million or more in aggregate; and

(2)	Great Panther has complied with its obligations under this deed in all material respects.

3.2	Conditions Precedent to Warrant Scheme

Subject to this clause 3, the Warrant Scheme (if proposed by Beadell under clause 4.8(a)) will not become Effective, and the respective obligations of the parties in relation to the implementation of the Warrant Scheme are not binding, unless and until each of the following Conditions Precedent is satisfied or waived to the extent and in the manner set out in this clause 3.2.

(a)	Scheme becoming Effective: the Scheme becomes Effective.

(b)	Warrantholder approval: the Warrantholders agree to the Warrant Scheme by the requisite majorities under subparagraph 411(4)(a)(ii) of the Corporations Act.

(c)	Court approval: the Court approves the Warrant Scheme in accordance with paragraph 411(4)(b) of the Corporations Act,

(d)	ASX waiver: before 8:00am on the Second Court Date, to the extent required, ASX grants a waiver of any requirement under Listing Rule 6.23 to obtain the approval of Beadell Shareholders for the cancellation of the Scheme Warrants pursuant to the Warrant Scheme.

3 Conditions Precedent and pre-implementation steps

(e)	ASIC and ASX: ASIC and ASX issue or provide all other relief, waivers, confirmations, exemptions, consents or approvals that are required (or which the parties agree are desirable) to implement the Warrant Scheme on an unconditional basis (or on conditions acceptable to each party, acting reasonably) and remain in full force and effect in all respects, and have not been withdrawn, revoked, suspended, restricted or amended (or become subject to any notice, intimation or indication of intention to do any such thing) before 8.00am on the Second Court Date.

(f)	Restraints: between (and including) the date of this deed and 8.00am on the Second Court Date:

(1)	there is not in effect any temporary, preliminary or final order, injunction, decision or decree issued by any court of competent jurisdiction or other Government Agency, or other material legal restraint or prohibition;

(2)	no action or investigation is announced, commenced or threatened by any Government Agency; and

(3)	no application is made to any Government Agency,

in consequence of, or in connection with, the Warrant Scheme which restrains, prohibits or otherwise materially adversely affects (or could reasonably be expected to restrain, prohibit or otherwise materially adversely affect) the Warrant Scheme, unless such order, injunction decision, decree, action, investigation or application has been disposed of to the satisfaction of Great Panther (acting reasonably) or is otherwise no longer effective or enforceable, by 8.00am on the Second Court Date.

3.3	Reasonable endeavours

(a)	Beadell must, to the extent it is within its power to do so, use all reasonable endeavours to procure that each of the Conditions Precedent in clauses 3.1(b), 3.1(c), 3.1(d), 3.1(g), 3.1(h), 3.1(i), 3.1(n), 3.1(r), 3.1(s), 3.1(u), and 3.1(v) and, if applicable, clauses 3.2(b), 3.2(c), 3.2(d) and 3.2(e) is satisfied as soon as practicable after the date of this deed and continues to be satisfied at all times until the last time that the relevant clause provides that it is to be satisfied.

(b)	Great Panther must, to the extent it is within its power to do so, use all reasonable endeavours to procure that each of the Conditions Precedent in clauses 3.1(e), 3.1(j), 3.1(k), 3.1(l), 3.1(t) and 3.1(w) is satisfied as soon as practicable after the date of this deed and continues to be satisfied at all times until the last time that the relevant clause provides that it is to be satisfied.

(c)	Each party must, to the extent it is within its respective power to do so, use all reasonable endeavours to procure that:

(1)	each of the Conditions Precedent in clauses 3.1(a), 3.1(m), 3.1(o), 3.1(p) and 3.1(q), and, if applicable, clause 3.2(e), is satisfied as soon as practicable after the date of this deed and continues to be satisfied at all times until the last time that the relevant clause provides that it is to be satisfied; and

(2)	there is no occurrence within its control or the control of any of its Subsidiaries that would prevent any of the Conditions Precedent in clauses 3.1 and 3.2 being or remaining satisfied.

(d)	For the avoidance of doubt, a party will not be in breach of its obligations under clause 3.3(a) or clause 3.3(c) to the extent that it takes an action or omits to

3 Conditions Precedent and pre-implementation steps

take an action in response to a Competing Transaction as permitted by clause 11.

(e)	Without limiting this clause 3.3 and except to the extent prohibited by a Government Agency, each party must:

(1)	promptly apply for all relevant Regulatory Approvals (as applicable) and provide to the other party a copy of all those applications;

(2)	take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information from the relevant Government Agencies at the earliest practicable time;

(3)	keep the other party informed of progress in relation to each Regulatory Approval (including in relation to any material matters raised by, or conditions or other arrangements proposed by, or to, any Government Agency in relation to a Regulatory Approval) and provide the other party with all information reasonably requested in connection with the applications for, or progress of, the Regulatory Approvals;

(4)	consult with the other party in advance in relation to the progress of obtaining, and all material communications with Government Agencies regarding any of, the Regulatory Approvals; and

(5)	provide the other party with all assistance and information that it reasonably requests in connection with an application for a Regulatory Approval to be lodged by that other party,

provided that:

(6)	the party applying for a Regulatory Approval may withhold or redact information or documents from the other party if and to the extent that they are either confidential to a third party or commercially sensitive and confidential to the applicant;

(7)	neither party is required to disclose materially commercially sensitive information to the other party; and

(8)	the party applying for a Regulatory Approval is not prevented from taking any step (including communicating with a Government Agency) in respect of a Regulatory Approval if the other party has not promptly responded under clause 3.3(e)(4).

3.4	Waiver of Conditions Precedent

(a)	The Conditions Precedent in clauses 3.1(a), 3.1(b), 3.1(d) and 3.1(e) cannot be waived. The Conditions Precedent in clauses 3.2(a), 3.2(b), 3.2(c), 3.2(d) and 3.2(e) will be automatically waived if Beadell does not propose the Warrant Scheme under clause 4.8(b) and otherwise cannot be waived.

(b)	The Conditions Precedent in clauses 3.1(g), 3.1(h), 3.1(i), 3.1(m), 3.1(n), 3.1(o), 3.1(p), 3.1(q), 3.1(r), 3.1(s), 3.1(u) and 3.1(v) are for the sole benefit of Great Panther and may only be waived by Great Panther (in its absolute discretion) in writing.

(c)	The Conditions Precedent in clauses 3.1(c), 3.1(j), 3.1(k), 3.1(l)and 3.1(w) are for the sole benefit of Beadell and may only be waived by Beadell (in its absolute discretion) in writing.

(d)	The Conditions Precedent in clauses 3.1(f), 3.2(f) and 3.1(t) are for the benefit of both parties and may only be waived by written agreement between Great Panther and Beadell (in each case in their respective absolute discretion).

3 Conditions Precedent and pre-implementation steps

(e)	If a party waives the breach or non-satisfaction of any of the Conditions Precedent in clauses 3.1 or 3.2, that waiver does not prevent that party from suing the other party for any breach of this deed that resulted in the breach or non-satisfaction of the relevant Condition Precedent.

(f)	Waiver of a breach or non-satisfaction in respect of one Condition Precedent does not constitute:

(1)	a waiver of breach or non-satisfaction of any other Condition Precedent resulting from the same event; or

(2)	a waiver of breach or non-satisfaction of that Condition Precedent resulting from any other event.

3.5	Termination on failure of Condition Precedent

(a)	If:

(1)	there is an event or occurrence that would, or does, prevent any of the Conditions Precedent being satisfied;

(2)	there is an act, failure to act, event or occurrence that would, or does, prevent any of the Conditions Precedent being satisfied by the time and date specified in this deed for the satisfaction of that Condition Precedent or such Condition Precedent is otherwise not satisfied by that time and date; or

(3)	it becomes more likely than not that the Scheme will not become Effective on or before the End Date,

the parties must consult in good faith to:

(4)	consider and, if agreed, determine, whether the Transaction may proceed by way of alternative means or methods;

(5)	consider changing and, if agreed, change, the date of the application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed to in writing by Great Panther and Beadell (being a date no later than five Business Days before the End Date), unless there is no reasonable prospect that the Condition Precedent will be satisfied before the End Date; or

(6)	consider extending and, if agreed, extend, the relevant date for the satisfaction of such Condition Precedent or the End Date,

respectively.

(b)	Subject to clauses 3.5(c), 3.5(d) and 3.5(e), if the parties are unable to reach agreement under clause 3.5(a):

(1)	in the case of an event or occurrence contemplated by clause 3.5(a)(1), within five Business Days after the date on which the notice under clause 3.6(a)(2) is given;

(2)	in the case of an act, failure to act, event or occurrence, or otherwise in the circumstances, contemplated by clause 3.5(a)(2), by five Business Days before the time and date specified in this deed for the satisfaction of the relevant Condition Precedent; or

(3)	in the case of the circumstances contemplated by clause 3.5(a)(3), by the End Date,

3 Conditions Precedent and pre-implementation steps

then, unless:

(4)	the relevant Condition Precedent has been waived in accordance with clause 3.4; or

(5)	the party entitled to waive the relevant Condition Precedent in accordance with clause 3.4 confirms in writing to the other party that it will not rely on the act, failure to act, event or occurrence that would or does prevent the relevant Condition Precedent from being satisfied, either party may terminate this deed without any liability to the other party because of that termination. For the avoidance of doubt, nothing in this clause 3.5(b) affects the obligation of Beadell to pay the Beadell Reimbursement Fee or Great Panther to pay the Great Panther Reimbursement Fee, if it is required to do so under clause 12.

(c)	A party may not terminate this deed pursuant to clause if:

(1)	the relevant occurrence or event, the failure of the Condition Precedent to be satisfied, or the failure of the Scheme to become Effective, arises out of a breach of clauses 3.3 or 3.6 by that party, although in such circumstances the other party may still terminate this deed; or

(2)	the relevant Condition Precedent is stated in clause 3.4 to be for the sole benefit of the other party.

(d)	If a Condition Precedent in clause 3.1(b), 3.1(r)(2)(A) or 3.2(b) is not satisfied only because of a failure to obtain the majority required by sub-subparagraph 411(4)(a)(ii)(A) of the Corporations Act, then either party may by written notice to the other within three Business Days after the date of the conclusion of the relevant Scheme Meeting require the approval of the Court to be sought, pursuant to the Court’s discretion in that sub-subparagraph, provided the party has, in good faith formed the view that the prospect of the Court exercising its discretion in that way is reasonable. If approval is given, the Condition Precedent is deemed to be satisfied for all purposes.

(e)	If the Court refuses to make an order approving the Scheme which satisfies the Condition Precedent in clause 3.1(d), 3.1(r)(2)(B) or 3.2(c), at Great Panther’s request Beadell must appeal the Court’s decision to the fullest extent possible (except to the extent that the parties agree otherwise, or an independent Senior Counsel indicates that, in his or her view, an appeal would have negligible prospects of success before the End Date). Beadell may bring an appeal even if not requested by Great Panther. If any such appeal is undertaken at the request of Great Panther, Great Panther will bear Beadell’s costs of the appeal (including costs of the independent Senior Counsel) unless the parties otherwise agree. If any such appeal is undertaken by Beadell without the prior request from Great Panther, Beadell will bear Great Panther’s costs of the appeal unless the parties otherwise agree.

3.6	Certain notices relating to Conditions Precedent

(a)	If a party becomes aware of:

(1)	the satisfaction of a Condition Precedent or of any material progress towards such satisfaction,

(2)	the happening of an event or occurrence that will, or would reasonably be likely to, prevent a Condition Precedent being satisfied before the

4 Transaction steps

time and date specified for its satisfaction (or being satisfied, if no such time and date is specified),

it must advise the other orally and in writing, as soon as possible but in any event within 2 Business Days.

(b)	Beadell and Great Panther (as the case may be) must advise each other, orally and in writing, as soon as possible but in any event within 2 Business Days, of any fact, matter, change, event or circumstance causing, or which, so far as can reasonably be foreseen, would cause:

(1)	a representation or warranty provided in this deed by the relevant party to be false;

(2)	a breach or non-satisfaction of any of the Conditions Precedent; or

(3)	a material breach of this deed by the relevant party.

4	Transaction steps

4.1	Scheme

Beadell must propose the Scheme to Beadell Shareholders on and subject to the terms of this Deed.

4.2	No amendment to the Scheme without consent

Beadell must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of Great Panther.

4.3	Beadell Shareholder Support

Contemporaneously with execution of this deed, Beadell will deliver to Great Panther Support Statements from major shareholders of Beadell, collectively holding not less than 8% of the Beadell Shares on issue at the date of this deed.

4.4	Pre-Scheme Reorganisation

(a)	Upon request by Great Panther in accordance with this clause 4.4, Beadell shall, at the expense of Great Panther:

(1)	execute such agreements or instruments, and effect such corporate, tax and legal actions, in relation to its corporate and tax structure as Great Panther may request (each a Pre-Scheme Reorganisation); and

(2)	co-operate with Great Panther and its advisors in order to determine the nature of the Pre-Scheme Reorganisations that might be undertaken and the manner in which they might most effectively be undertaken, provided that:

(3)	Beadell need not effect any Pre-Scheme Reorganisation which, in the opinion of the Beadell Board, acting reasonably, would prejudice the Beadell Shareholders or Beadell in any material respect;

4 Transaction steps

(4)	Great Panther shall indemnify and save harmless Beadell from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by it (or its Subsidiaries) in connection with or as a result of any Pre-Scheme Reorganisation and no director, officer, employee, agent or trustee of Beadell shall be required to take any action in any capacity other than as a director, officer, employee, agent or trustee, as the case may be;

(5)	any Pre-Scheme Reorganisation shall not become effective unless the Scheme becomes Effective;

(6)	any Pre-Scheme Reorganisation shall not unreasonably interfere in material operations of Beadell or its Subsidiaries before the Implementation Date;

(7)	any Pre-Scheme Reorganisation shall not require Beadell or a Subsidiary to contravene any applicable laws, their respective constitution or constating documents or any material contact; and

(8)	neither Beadell nor any Related Body Corporate of Beadell shall be obliged to take any action that could result in any taxes being imposed on, or any adverse tax or other consequences to, any Beadell Shareholder incrementally greater than the taxes or other consequences to such party in connection with the Scheme in the absence of any Pre-Scheme Reorganisation.

(b)	Great Panther shall provide written notice to Beadell of any proposed Pre-Acquisition Reorganisation at least five (5) Business Days before the Second Court Date. Upon receipt of such notice, Great Panther and Beadell shall co-operate and use commercially reasonable efforts to prepare prior to the Implementation Date all documentation necessary and do all such other acts and tings as are necessary to give effect to such Pre-Scheme Reorganisation, before the Implementation Date.

(c)	If, at the request of Great Panther, Beadell effects any Pre-Scheme Reorganisation before the Implementation Date and the Scheme is not completed (except where such non-completion results from an unremedied breach of this deed by Beadell), Great Panther shall upon demand by Beadell, reimburse Beadell for all reasonable fees and expenses (including any professional fees and expenses) incurred by Beadell and its subsidiaries in consideration of a Pre-Scheme Reorganisation and shall be responsible for any reasonable direct costs, fees, expenses, damages or other amounts that are or may become payable by Beadell and its subsidiaries in connection with or as a result of reversing or unwinding any Pre-Scheme Reorganisation (or any actions or steps towards a Pre-Scheme Reorganisation) that was effected or undertaken prior to termination of this deed at Great Panther’s request.

(d)	Great Panther agrees to waive any breach of a representation, warranty or covenant of this deed by Beadell where such breach is a result of an action taken by Beadell in good faith pursuant to a request by Great Panther in accordance with this clause 4.4.

4.5	Scheme Consideration

(a)	Each Scheme Shareholder is entitled to receive the Scheme Consideration in respect of each Scheme Share held by that Scheme Shareholder in accordance with the terms of this deed and the Scheme.

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(b)	Subject to clause 4.5(c) and the terms of the Scheme, Great Panther undertakes and warrants to Beadell (in its own right and on behalf of the Scheme Shareholders) that, in consideration of the transfer to Great Panther of each Beadell Share held by a Scheme Shareholder under the terms of the Scheme, on the Implementation Date Great Panther will:

(1)	accept that transfer; and

(2)	provide to each Scheme Shareholder the Scheme Consideration for each Scheme Share in accordance with the terms of this deed and the Scheme.

(c)	Where the calculation of the number of New Great Panther Shares to be issued to a particular Scheme Shareholder would result in the Scheme Shareholder becoming entitled to a fraction of a New Great Panther Share, the fractional entitlement will be rounded down to the nearest whole number of New Great Panther Shares.

4.6	Ineligible Foreign Shareholders and other sale facility

(a)	Great Panther will be under no obligation to issue any New Great Panther Shares under the Scheme to any Ineligible Foreign Shareholder and instead, unless Great Panther and Beadell otherwise agree, Great Panther will ensure that the New Great Panther Shares that would have been issued to Ineligible Foreign Shareholders as Scheme Consideration are dealt with in accordance with the sale facility under the Scheme.

(b)	Scheme Shareholders holding less than 10,000 Scheme Shares will be entitled to elect for all, but not some, of their Scheme Shares to be dealt with in accordance with the sale facility under the Scheme.

4.7	Provision of Beadell Share information

(a)	In order to facilitate the provision of the Scheme Consideration, Beadell must provide, or procure the provision of, to Great Panther or a nominee of Great Panther a complete copy of the Beadell Share Register as at the Scheme Record Date (which must include the name, Registered Address and registered holding of each Scheme Shareholder as at the Scheme Record Date), within one Business Day after the Scheme Record Date.

(b)	The details and information to be provided under clause 4.7(a) must be provided in such form as Great Panther, its nominee or the Great Panther Registry may reasonably require.

4.8	Warrantholders and the Warrant Scheme

(a)	Beadell will use best endeavours to secure the agreement of 100% of the Warrantholders to accept the Warrant Consideration in exchange for their outstanding Beadell Warrants on effectiveness of the Scheme.

(b)	Beadell may, and, if required by Great Panther, must, propose a creditors’ scheme of arrangement, to be conducted concurrently with the Scheme, between itself and each Scheme Warrantholder under which all outstanding Scheme Warrants will be cancelled and each Scheme Warrantholder will be entitled to receive the Warrant Consideration.

(c)	Beadell and Great Panther agree that their obligations in clause 5.2 (for Beadell) and clause 5.3 (for Great Panther) will apply mutatis mutandis to the

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creditors’ scheme of arrangement (to be proposed pursuant to clause 4.8(a)) as if the reference to the Scheme is to be construed as a reference to the Warrants Scheme.

(d)	Great Panther will, by no later than the Business Day prior to the First Court Date, execute and deliver to Beadell the Warrant Deed Poll and procure that Great Panther will execute and deliver the Warrant Deed Poll to Beadell.

4.9	No amendment to the Warrant Scheme without consent

Beadell must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Warrant Scheme without the prior written consent of Great Panther.

4.10	Warrant Consideration

Great Panther undertakes and warrants to Beadell (in its own rights and on behalf of the Scheme Warrantholders) that, in consideration for the cancellation of the Beadell Warrants held by a Scheme Warrantholder under the terms of the Warrant Scheme, on the Implementation Date, Great Panther will provide to each Scheme Warrantholder the Warrant Consideration for each Scheme Warrant in accordance with the terms of this deed and the Warrant Scheme.

4.11	Beadell Convertible Securities

(a)	Beadell agrees to:

(1)	provide Great Panther with all reasonably requested information in relation to Beadell Convertible Securities or holders of Beadell Convertible Securities;

(2)	facilitate discussions and negotiations between Great Panther and holders of Beadell Convertible Securities, where reasonably requested by Great Panther; and

(3)	seek any waivers or confirmations from ASX and take such other steps that are necessary in order to ensure an outcome whereby, following implementation of the Transaction, the only issued securities of Beadell are the Scheme Shares transferred to Great Panther under the Scheme.

(b)	With respect to the Beadell Options, Beadell must ensure that, as soon as reasonably practicable after the date of this deed, the Beadell Board exercises any discretions under the Beadell Option Plan to determine in accordance with Section 1(s)(i) of the Beadell Option Plan that:

(1)	the Beadell Options may be exercised at any time from the date of dispatch of the Scheme Booklet until the Business Day prior to the Scheme Record Date, so that any Beadell Shares issued to holders of Beadell Options who exercised will be transferred to Great Panther under the Scheme; and

(2)	any Beadell Options not exercised prior to 5:00pm (Perth time) on the Business Day prior to the Scheme Record Date will lapse and terminate to the extent they have not been exercised.

(c)	With respect to the Peformance Rights, Beadell must ensure that, as soon as reasonably practicable after the date of this deed, the Beadell Board exercises any discretions under the Performance Rights Plan to:

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(1)	cause all outstanding Beadell Performance Rights to be vested in accordance with the Performance Rights Plan, as provided for in Section 9.1 of the Performance Rights Plan; and

(2)	cause Beadell Shares to be issued to the holders of the vested Beadell Performance Rights in full satisfaction of the Beadell Performance Rights, as provided for in Section 10.1 of the Performance Rights Plan, prior to the Scheme Record Date so that the Beadell Shares will be transferred to Great Panther under the Scheme.

(d)	Beadell must do all things reasonably necessary to ensure that any Beadell Shares to be issued on vesting or exercise of Beadell Convertible Securities are issued before the Scheme Record Date so that the Beadell Shares are transferred to Great Panther under the Scheme.

4.12	Alternative Transaction

If Great Panther concludes that it is necessary or desirable to proceed with the Transaction by means of another mechanism permitted by law (such as a take-over bid or asset acquisition) whereby Great Panther (or any Related Body Corporate) would acquire all of the Beadell Shares and Beadell Convertible Securities or assets of Beadell, within approximately the same time periods and on terms and conditions (including tax treatment) and having consequences to Beadell and the Beadell Shareholders that, in the opinion of the Beadell Board (acting reasonably) are equivalent to or better than those contemplated by this deed (an Alternative Transaction), Beadell agrees to support the completion of such Alterative Transaction in the same manner as the Scheme and shall otherwise fulfil its covenants contained in this deed in respect of such Alterative Transaction, with such amendments as are necessary having regard to the nature and form of the Alternative Transaction.

5	Implementation

5.1	Timetable

(a)	Subject to clause 5.1(b), the parties must each use all reasonable endeavours to:

(1)	comply with their respective obligation under this clause 5.1 and

(2)	take all necessary steps and exercise all rights necessary to implement the Transaction,

in accordance with the Timetable.

(b)	Failure by a party to meet any timeframe or deadline set out in the Timetable will not of itself constitute a breach of clause 5.1(a).

(c)	Each party must keep the other informed about their progress against the Timetable and notify each other if it believes that any of the dates in the Tameable are not achievable.

(d)	To the extent that any of the dates or timeframes set out in the Timetable become not achievable due to matters outside of a party’s control, the parties will consult in good faith to agree to any necessary extension to ensure such matters are completed within the shortest possible timeframe.

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5.2	Beadell’s obligations

Subject to any change of recommendation by the Beadell Board that is permitted by clause 5.7(b), Beadell must take all necessary steps to implement the Scheme as soon as is reasonably practicable and, without limiting the foregoing, use all reasonable endeavours to ensure that each step in the Timetable is met by the relevant date set out beside that step (and must consult with Great Panther on a regular basis about its progress in that regard), including doing any acts it is authorised and able to do on behalf of Beadell Shareholders, and including each of the following:

(a)	preparation of Scheme Booklet: subject to clauses 5.3(a) and 5.3(b), prepare and despatch the Scheme Booklet in accordance with all applicable laws (including the Corporations Act and the Corporations Regulations), RG 60 and the Listing Rules;

(b)	directors' recommendation: include in the Scheme Booklet a statement by the Beadell Board:

(1)	unanimously recommending that Beadell Shareholders (other than Excluded Shareholders) vote in favour of the Scheme in the absence of a Superior Proposal; and

(2)	that each Beadell Board Member will (in the absence of a Superior Proposal) vote, or procure the voting of, any Director Beadell Shares at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting;

(c)	promote merits of Transaction: participate in, and ensure that the Beadell Board Members participate in, efforts reasonably requested by Great Panther to promote the merits of the Transaction, including meeting with key Beadell Shareholders at the reasonable request of Great Panther;

(d)	paragraph 411(17)(b) statement: apply to ASIC for the production of:

(1)	an indication of intent letter stating that it does not intend to appear before the Court on the First Court Date; and

(2)	a statement under paragraph 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(e)	Court direction: apply to the Court for orders pursuant to subsection 411(1) of the Corporations Act directing Beadell to convene the Scheme Meeting and take all reasonable steps to comply with the orders of the Court;

(f)	Scheme Meeting: convene the Scheme Meeting to seek Beadell Shareholders’ agreement to the Scheme in accordance with the orders made by the Court pursuant to subsection 411(1) of the Corporations Act;

(g)	Court documents: consult with Great Panther in relation to the content of the documents required for the purpose of each of the Court hearings held for the purpose of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act in relation to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders) and consider in good faith, for the purpose of amending drafts of those documents, comments from Great Panther and its Related Persons on those documents;

(h)	Court approval: (subject to all Conditions Precedent in clause 3.1, other than the Condition Precedent in clause 3.1(d), being satisfied or waived in accordance with this deed) apply to the Court for orders approving the Scheme as agreed to by the Beadell Shareholders (other than Excluded Shareholders) at the Scheme Meeting;

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(i)	certificate: at the hearing on the Second Court Date provide to the Court:

(1)	a certificate in the form of a deed (substantially in the form set out in Attachment 6) confirming whether or not the Conditions Precedent in clause 3.1 (other than the Condition Precedent in clause 3.1(d)) have been satisfied or waived in accordance with this deed, a draft of which certificate must be provided by Beadell to Great Panther by 4.00 pm on the date that is two Business Days prior to the Second Court Date; and

(2)	any certificate provided to it by Great Panther pursuant to clause 5.3(m);

(j)	lodge copy of Court order: lodge with ASIC an office copy of the Court order in accordance with subsection 411(10) of the Corporations Act approving the Scheme by no later than the Business Day after the date on which the Court order was made (or such later date as agreed in writing by Great Panther);

(k)	Scheme Consideration: if the Scheme becomes Effective, finalise and close the Beadell Share Register as at the Scheme Record Date, and determine entitlements to the Scheme Consideration, in accordance with the Scheme and the Deed Poll;

(l)	transfer and registration: if the Scheme becomes Effective and subject to Great Panther having issued/paid the Scheme Consideration in accordance with the Scheme and Deed Poll:

(1)	execute, on behalf of Scheme Shareholders, instruments of transfer of the Scheme Shares to Great Panther; and

(2)	register all transfers of the Scheme Shares to Great Panther on the Implementation Date;

(m)	consultation with Great Panther in relation to Scheme Booklet: consult with Great Panther as to the content and presentation of the Scheme Booklet including:

(1)	providing to Great Panther drafts of the Scheme Booklet and the Independent Expert’s Report for the purpose of enabling Great Panther to review and comment on those draft documents. In relation to the Independent Expert’s Report, Great Panther’s review is to be limited to a factual accuracy review;

(2)	taking all comments made by Great Panther into account in good faith when producing a revised draft of the Scheme Booklet;

(3)	providing to Great Panther a revised draft of the Scheme Booklet within a reasonable time before the Regulator’s Draft is finalised and to enable Great Panther to review the Regulator’s Draft before the date of its submission;

(4)	obtaining written consent from Great Panther for the form and content in which the Great Panther Information appears in the Scheme Booklet; and

(5)	confirming in writing to Great Panther that the Beadell Information in the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(n)	information: provide all necessary information, and procure that the Beadell Registry provides all necessary information, in each case in a form reasonably requested by Great Panther, about the Scheme, the Scheme Shareholders and

5 Implementation

Beadell Shareholders to Great Panther and its Related Persons, which Great Panther reasonably requires in order to:

(1)	understand the legal and beneficial ownership of Beadell Shares, and canvass agreement to the Scheme by Beadell Shareholders, (including the results of directions by Beadell to Beadell Shareholders under Part 6C.2 of the Corporations Act);

(2)	facilitate the provision by, or on behalf of, Great Panther of the Scheme Consideration; or

(3)	review the tally of proxy appointments and directions received by Beadell before the Scheme Meeting.

Beadell must comply with any reasonable request of Great Panther for Beadell to give directions to Beadell Shareholders pursuant to Part 6C.2 of the Corporations Act from time to time for one of the purposes referred to in (1) or (2) above;

(o)	ASIC and ASX review: keep Great Panther informed of any matters raised by ASIC or ASX in relation to the Scheme Booklet or the Transaction, and use reasonable endeavours to take into consideration in resolving such matters any issues raised by Great Panther;

(p)	representation: procure that it is represented by counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act;

(q)	Independent Expert: promptly appoint the Independent Expert and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report for inclusion in the Scheme Booklet (including any updates to such report) and any other materials to be prepared by the Independent Expert for inclusion in the Scheme Booklet (including any updates thereto);

(r)	assistance: up to the Implementation Date and subject to obligations of confidentiality owed to third parties and undertakings to Government Agencies, provide Great Panther and its Related Persons with reasonable access during normal business hours to information and personnel of the Beadell Group that Great Panther reasonably requests for the purpose of collation and provision of the Great Panther Information and implementation of the Transaction;

(s)	compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws and regulations;

(t)	solicitation: in consultation with Great Panther, undertake reasonable shareholder engagement and proxy solicitation actions so as to promote the merits of the Transaction and encourage Beadell Shareholders to vote on the Scheme in accordance with the recommendation of the Beadell Board, subject to applicable law and ASIC policy;

(u)	listing: subject to clause 5.2(x), not do anything to cause Beadell Shares to cease being quoted on ASX or to become permanently suspended from quotation prior to implementation of the Transaction unless Great Panther has agreed in writing;

(v)	update Scheme Booklet: until the date of the Scheme Meeting, promptly update or supplement the Scheme Booklet with, or where appropriate otherwise inform the market by way of announcement of, any information that arises after the Scheme Booklet has been despatched that is necessary to ensure that the Scheme Booklet does not contain any material statement that is false or

5 Implementation

misleading in a material respect including because of any material omission from that statement, and seek the Court’s approval for the despatch of any updated or supplementary Scheme Booklet. Beadell must consult with Great Panther as to the content and presentation of the updated or supplementary Scheme Booklet, or the market announcement, in the manner contemplated by clause 5.2(m);

(w)	Merged Group information: prepare and promptly provide to Great Panther any information regarding the Beadell Group that Great Panther reasonably requires in order to prepare the information regarding the Merged Group for inclusion in the Scheme Booklet; and

(x)	suspension of trading: apply to ASX to suspend trading in Beadell Shares with effect from the close of trading on the Effective Date; and

(y)	Beadell Information: prepare and promptly provide to Great Panther all information regarding the Beadell Group, the Merged Group, and the Scheme Consideration required by all applicable laws and the requirements of the TSX, and consent to the inclusion of that information (other than any information provided by Great Panther to Beadell or obtained from Great Panther’s public filings on TSX or NYSE regarding the Great Panther Group contained in, or used in the preparation of, the information regarding the Merged Group) in the Shareholder Circular.

5.3	Great Panther’s obligations

Great Panther must take all necessary steps to implement the Scheme as soon as is reasonably practicable and, without limiting the foregoing, use all reasonable endeavours to ensure that each step in the Timetable is met by the date set out beside that step (and must consult with Beadell on a regular basis about its progress in that regard), including doing each of the following:

(a)	Great Panther Information: prepare and promptly provide to Beadell the Great Panther Information for inclusion in the Scheme Booklet, including all information regarding the Great Panther Group, the Merged Group, and the Scheme Consideration required by all applicable laws (including the Corporations Act and the Corporations Regulations), RG 60 and the Listing Rules, and consent to the inclusion of that information (other than any information provided by Beadell to Great Panther or obtained from Beadell’s public filings on ASX regarding the Beadell Group contained in, or used in the preparation of, the information regarding the Merged Group) in the Scheme Booklet;

(b)	review of Scheme Booklet: review the drafts of the Scheme Booklet prepared by Beadell and provide comments promptly on those drafts in good faith;

(c)	Independent Expert’s Report: subject to the Independent Expert entering into arrangements with Great Panther including in relation to confidentiality in a form reasonably acceptable to Great Panther, provide any assistance or information reasonably requested by Beadell or by the Independent Expert in connection with the preparation of the Independent Expert’s Report to be sent together with the Scheme Booklet;

(d)	representation: procure that it is represented by counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act;

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(e)	Deed Poll: by no later than the Business Day prior to the First Court Date, execute and deliver to Beadell the Deed Poll and procure that Great Panther will execute and deliver to Beadell the Deed Poll;

(f)	accuracy of Great Panther Information: confirm in writing to Beadell that the Great Panther Information in the Scheme Booklet (other than any information regarding the Beadell Group contained in, or used in the preparation of, the information regarding the Merged Group) does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(g)	preparation of Shareholder Circular:

(1)	prepare the Shareholder Circular, together with any other documents required by applicable laws, all in accordance with all applicable laws and the requirements of the TSX;

(2)	file the Shareholder Circular in all jurisdictions where the same is required to be filed; and

(3)	mail the Shareholder circular as required in accordance with all applicable laws;

(h)	directors' recommendation: include in the Shareholder Circular a statement by the Great Panther Board:

(1)	unanimously recommending that Great Panther Shareholders vote in favour of the Transaction and the issuance of the Scheme Consideration; and

(2)	that each Great Panther Board Member will vote, or procure the voting of, any Director Great Panther Shares at the time of the Shareholder Meeting in favour of the Transaction and the issuance of the Scheme Consideration at the Shareholder Meeting,

and, following the announcement under clause 9.1(c), must use its best endeavours to procure that the Great Panther Board collectively, and the Great Panther Board Members individually, do not change, withdraw or modify its, his or her recommendation to vote in favour of the Transaction and the issuance of the Scheme Consideration, provided that any Great Panther Board Member may change their recommendation (and, despite anything to the contrary in this deed, such change of recommendation will not amount to a breach by Great Panther of this deed) if:

(3)	any event occurs which would entitle Great Panther to terminate this deed under clause 13; and

(4)	the Great Panther Board Member has reasonably determined in good faith after receiving written legal advice from external legal advisers that the failure to do so would be inconsistent with their fiduciary duties as a director of Great Panther;

(i)	consultation with Beadell in relation to Shareholder Circular: consult with Beadell as to the content and presentation of the Shareholder Circular including:

(1)	providing to Beadell drafts of the Shareholder Circular for the purpose of enabling Beadell to review and comment on those draft documents;

(2)	taking all comments made by Beadell into account in good faith when producing a revised draft of the Shareholder Circular;

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(3)	providing to Beadell a revised draft of the Shareholder Circular within a reasonable time before the Shareholder Circular is finalised and to enable Beadell to review the Shareholder Circular before the date of printing;

(4)	obtaining written consent from Beadell for the form and content in which the Beadell Information appears in the Shareholder Circular; and

(5)	confirming in writing to Beadell that the Shareholder Circular (other than the Beadell Information) does not contain any misrepresentation within the meaning of applicable Canadian securities laws;

(j)	Shareholder Meeting: convene the Shareholder Meeting in accordance with the requirements of the TSX;

(k)	share transfer: if the Scheme becomes Effective:

(1)	accept a transfer of the Scheme Shares as contemplated by clause 4.5(b)(1); and

(2)	execute instruments of transfer in respect of the Scheme Shares;

(l)	Scheme Consideration: if the Scheme becomes Effective, procure the provision of, by or on behalf of, Great Panther the Scheme Consideration in the manner and amount contemplated by clause 4 and the terms of the Scheme and the Deed Poll;

(m)	certificate: before the commencement of the hearing on the Second Court Date provide to Beadell for provision to the Court at that hearing a certificate in the form of a deed (substantially in the form set out in Attachment 6) confirming whether or not the Conditions Precedent in clause 3.1 (other than the Condition Precedent in clause 3.1(d)) have been satisfied or waived in accordance with this deed, a draft of which certificate must be provided by Great Panther to Beadell by 4.00 pm on the date that is two Business Days prior to the Second Court Date;

(n)	update Great Panther Information: until the date of the Scheme Meeting, promptly provide to Beadell any information that arises after the Scheme Booklet has been despatched that is necessary to ensure that the Great Panther Information contained in the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(o)	assistance: up to (and including) the Implementation Date and subject to obligations of confidentiality owed to third parties and undertakings to Government Agencies, provide Beadell and its Related Persons with reasonable access during normal business hours to information and personnel of Great Panther Group that Beadell reasonably requests for the purpose of preparation of the Scheme Booklet and implementation of the Transaction;

(p)	compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws and regulations; and

(q)	Excluded Shareholder: if any Great Panther Group Member acquires any Beadell Shares after the date of this deed where permitted by the Confidentiality Agreement, notify Beadell in writing of such acquisition and the relevant Great Panther Group Member (and thereafter that entity will not be a ‘Scheme Shareholder’ for the purposes of this deed and will be excluded from the operation of the Scheme).

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5.4	US securities law compliance

(a)	Beadell and Great Panther must take all steps as required to cause the New Great Panther Shares to be issued to Beadell Shareholders under the Scheme to be issued pursuant to the exemption registration under the US Securities Act pursuant to section 3(a)(10) of the US Securities Act.

(b)	In order to ensure the availability of the exemption under section 3(a)(10) of the US Securities Act, Beadell and Great Panther agree that the Scheme will be implemented on the following basis:

(1)	the Scheme will be subject to the approval of the Court;

(2)	prior to the Second Court Date, the Court will be advised that Great Panther intends to rely on the exemption provided by section 3(a)(10) of the US Securities Act for the New Great Panther Shares to be issued pursuant to the Scheme, based on the Court's approval of the Scheme;

(3)	the Court will be required to satisfy itself as to the fairness of the Scheme to the Beadell Shareholders;

(4)	each party will have the right to appear before the Court at the hearing to give approval of the Scheme under section 411(4) of the Corporations Act; and

(5)	Beadell will ensure that each Beadell Shareholder will be given adequate notice advising it of its right to attend that hearing and providing it with sufficient information necessary for it to exercise that right.

5.5	Conduct of business

(a)	Subject to clause 5.5(b), from the date of this deed up to and including the Implementation Date, and without limiting any other obligations of the parties under this deed, Beadell must:

(1)	conduct its businesses and operations, and must cause each other Beadell Group Member to conduct its respective business and operations, in the ordinary and usual course generally consistent with the manner in which each such business and operations have been conducted prior to the date of this deed;

(2)	keep Great Panther informed of material developments concerning the conduct of its business;

(3)	not enter into any line of business or other activities in which the Beadell Group is not engaged as of the date of this deed;

(4)	provide regular reports on the financial affairs of the Beadell Group, including the provision of its monthly management accounts and the status of all current Claims affecting Beadell or its assets and any new Claims and the status of all appeals and judicial review proceedings, in a timely manner to Great Panther;

(5)	ensure that no Beadell Prescribed Occurrence and no Beadell Regulated Event occurs; and

(6)	make all reasonable efforts, and procure that each other Beadell Group Member makes all reasonable efforts, to:

5 Implementation

(A)	preserve and maintain the value of the businesses and assets of the Beadell Group;

(B)	keep available the services of the directors, officers and employees of each member of the Beadell Group;

(C)	maintain and preserve its relationships with Government Agencies, customers, suppliers and others having business dealings with any Beadell Group Member (including, using all reasonable endeavours to obtain consents from third parties to any change of control provisions which the other party reasonably requests in contracts or arrangements to which a member of the Beadell Group is a party);

(D)	defend against all Claims and pursue all appeals and judicial reviews against judgments or orders adverse to the interests of Beadell; and

(E)	maintain in good standing and pay all premiums in respect of Beadell’s insurance policies, and pursue any and all Claims it may be entitled to make under such policies.

(b)	Subject to clause 5.5(c), from the date of this deed up to and including the Implementation Date, and without limiting any other obligations of the parties under this deed, Great Panther must:

(1)	conduct its businesses and operations, and must cause each other Great Panther Group Member to conduct its respective business and operations, in the ordinary and usual course generally consistent with the manner in which each such business and operations have been conducted prior to the date of this deed;

(2)	ensure that no Great Panther Prescribed Occurrence and no Great Panther Regulated Event occurs.

(c)	Nothing in clause 5.5(a) or 5.5(b) restricts the ability of a party to take any action:

(1)	which is required or expressly permitted by this deed or the Scheme or the Warrant Scheme;

(2)	which has been agreed to in writing by the other party (which agreement must not be unreasonably withheld or delayed); or

(3)	which is required by any applicable law or by a Government Agency (except where that requirement arises as a result of an action by the other party).

5.6	Appointment of directors

Beadell must, as soon as practicable on the Implementation Date, after the Scheme Consideration has been despatched to Scheme Shareholders, take all actions requested by Great Panther to:

(a)	cause the appointment of the nominees of Great Panther to the Beadell Board;

(b)	ensure that all directors on the Beadell Board, other than the Great Panther nominees:

(1)	resign; and

(2)	unconditionally and irrevocably release Beadell from any claims they may have against Beadell; and

5 Implementation

(c)	ensure that all directors on the boards of Beadell’s Subsidiaries:

(1)	resign; and

(2)	unconditionally and irrevocably release Beadell and its relevant Subsidiary from any claims they may have against either of them,

and to cause the appointment of nominees of Great Panther to those boards.

5.7	Beadell Board recommendation

(a)	Beadell must use its best endeavours to procure that, subject to clause 5.7(b), the Beadell Board Members unanimously recommend that Beadell Shareholders (other than Excluded Shareholders) vote in favour of the Scheme at the Scheme Meeting in the absence of a Superior Proposal and subject to the Independent Expert concluding in the Independent Expert’s Report that the Scheme is in the best interest of Beadell Shareholders, and that the Scheme Booklet include a prominent statement by the Beadell Board to that effect.

(b)	Beadell must use its best endeavours to procure that the Beadell Board collectively, and the Beadell Board Members individually, do not change, withdraw or modify its, his or her recommendation to vote in favour of the Scheme unless:

(1)	the Independent Expert provides a report to Beadell (including either the Independent Expert’s Report or any update of, or any revision, amendment or supplement to, that report) that concludes that the Scheme is not in the best interest of Beadell Shareholders; or

(2)	Beadell has received a Superior Proposal and the Beadell Board has determined, after receiving written legal advice from its external legal advisers, that the Beadell Board, by virtue of the directors’ duties of the Beadell Board Members, is required to change, withdraw or modify its recommendation (and Beadell has complied with its obligations under clause 11).

For the purposes of this clause, customary qualifications and explanations contained in the Scheme Booklet in relation to a recommendation to vote in favour of the Scheme to the effect that the recommendation is made:

(1)	in the absence of a Superior Proposal; and

(2)	subject to the Independent Expert concluding in the Independent Expert’s Report and continuing to conclude that the Scheme is in the best interest of Beadell Shareholders,

will not be regarded as a failure to make, or a change, withdrawal or modification of, a recommendation in favour of the Scheme.

5.8	Conduct of Court proceedings

(a)	Beadell and Great Panther are entitled to separate representation at all Court proceedings affecting the Transaction.

(b)	This deed does not give Beadell or Great Panther any right or power to give undertakings to the Court for or on behalf of the other party without that party’s written consent.

(c)	Beadell and Great Panther must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this deed.

6 Integration

5.9	Scheme Booklet content and responsibility statements

(a)	The Scheme Booklet will contain a responsibility statement to the effect that:

(1)	Great Panther is responsible for the Great Panther Information (other than any information provided by Beadell to Great Panther or obtained from Beadell’s public filings on ASX regarding the Beadell Group contained in, or used in the preparation of, the information regarding the Merged Group) contained in the Scheme Booklet; and

(2)	Beadell is responsible for the Beadell Information contained in the Scheme Booklet and is also responsible for the information contained in the Scheme Booklet provided by Beadell to Great Panther or obtained from Beadell’s public filings on ASX regarding the Beadell Group contained in, or used in the preparation of, the information regarding the Merged Group.

(b)	If after a reasonable period of consultation and having each complied with clause 5.2(m), Beadell and Great Panther are unable to agree on the form or content of the Scheme Booklet:

(1)	where the determination relates to Great Panther Information, Great Panther will make the final determination as to the form and content of the Great Panther Information; and

(2)	in any other case, Beadell will make the final determination as to the form and content of the Scheme Booklet.

6	Integration

Between (and including) the date of this deed and the Implementation Date, each party must, and must cause each of its subsidiaries to, afford to the other party and its Related Persons reasonable access to information (subject to any existing confidentiality obligations owed to third parties, appropriate consents in relation to which each party must use all reasonable endeavours to obtain), premises and such senior executives of any member of that party and its subsidiaries as reasonably requested by the other party at mutually convenient times, and afford the other party reasonable co-operation, for the sole purpose of:

(a)	the implementation of the Scheme;

(b)	the other party obtaining an understanding of the operations of its and its subsidiaries' business, financial position, prospects and affairs;

(c)	developing and implementing plans for the carrying on of the businesses of the Merged Group following implementation of the Scheme;

(d)	keeping the other party informed of material developments relating to it or its subsidiaries;

(e)	the other party meeting its obligations under this deed and verifying the Beadell or Great Panther Representations and Warranties (as applicable); and

(f)	any other purpose agreed between the parties,

provided that:

(g)	nothing in this clause 6 will require a party to provide, or procure the provision of, information concerning:

7 Representations and warranties

(1)	their directors and management’s consideration of the Scheme; or

(2)	in the case of Beadell, any actual, proposed or potential Competing Proposal (including directors’ and management’s consideration of any actual, proposed or potential Competing Proposal),

but this proviso does not limit the parties’ obligations under clause 11;

(h)	providing or procuring the provision of information or access to a party or its Related Persons pursuant to this clause 6 must not result in unreasonable disruptions to, or interference with, the other party of its subsidiaries’ business;

(i)	the party receiving or requesting information under this clause 6 must:

(1)	keep all information obtained by it as a result of this clause 6 confidential;

(2)	provide the other party with reasonable notice of any request for information or access; and

(3)	comply with the reasonable requirements of the other party in relation to any access granted;

(j)	nothing in this clause 6 gives a party any rights as to the decision making of the other party or its subsidiaries or their business;

(k)	a party may provide to the other party its records at a place other than its business premises; and

(l)	nothing in this clause 6 will require a party to provide, or procure the provision of, information if to do so would or would be reasonably likely to:

(1)	breach any confidentiality obligation owed to a third party or any applicable law; or

(2)	result in a waiver of legal professional privilege.

7	Representations and warranties

7.1	Great Panther’s representations and warranties

Great Panther represents and warrants to Beadell (in its own right and separately as trustee or nominee for each of the other Beadell Indemnified Parties) each of the Great Panther Representations and Warranties.

7.2	Great Panther’s indemnity

Great Panther agrees with Beadell (in its own right and separately as trustee or nominee for each of the other Beadell Indemnified Parties) to indemnify Beadell and each of the Beadell Indemnified Parties against any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising that Beadell or any of the other Beadell Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the Great Panther Representations and Warranties.

7 Representations and warranties

7.3	Beadell’s representations and warranties

Beadell represents and warrants to Great Panther (in its own right and separately as trustee or nominee for each of the other Great Panther Indemnified Parties) each of the Beadell Representations and Warranties.

7.4	Beadell’s indemnity

Beadell agrees with Great Panther (in its own right and separately as trustee or nominee for each Great Panther Indemnified Party) to indemnify Great Panther and each of the Great Panther Indemnified Parties from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising that Great Panther or any of the other Great Panther Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the Beadell Representations and Warranties.

7.5	Qualifications on Beadell’s representations, warranties and indemnities

The Beadell Representations and Warranties made or given in clause 7.3 and the indemnity in clause 7.4, are each subject to matters that:

(a)	with respect to the Beadell Representations and Warranties that are included in clauses (q) (all information), (s) (Consents, Approvals and Authorisations), (ff) Absence of Changes (hh) (Material Contracts), (ii) (Employment Agreements) and (jj) (Litigation) of Schedule 4 or which are expressly qualified by disclosure in the Beadell Disclosure Letter, have been Fairly Disclosed in the Beadell Disclosure Letter, and, with respect to all other Beadell Representations and Warranties, have been Fairly Disclosed in the Beadell Disclosure Materials;

(b)	other than with respect to the Beadell Representations and Warranties referred to in clause 7.5(a) that may only be expressly qualified by the Beadell Disclosure Letter have been Fairly Disclosed in an announcement by Beadell to ASX, or a publicly available document lodged by it with ASIC, in the 12 months prior to the date of this deed; or

(c)	are required or expressly permitted by this deed, the Scheme or the Warrant Scheme.

7.6	Qualifications on Great Panther’s representations, warranties and indemnities

The Great Panther Representations and Warranties made or given in clause 7.1 and the indemnity in clause 7.2, are each subject to matters that:

(a)	have been Fairly Disclosed in the Great Panther Disclosure Materials;

(b)	have been Fairly Disclosed in a publicly available document lodged by it with SEDAR in the 12 months prior to the date of this deed; or

(c)	are required or expressly permitted by this deed, the Scheme or the Warrant Scheme.

7.7	Survival of representations and warranties

Each representation and warranty in clauses 7.1 and 7.3:

(a)	is severable;

8 Releases

(b)	survives the termination of this deed; and

(c)	is given with the intention that liability under it is not confined to breaches that are discovered before the date of termination of this deed,

provided that each such representation or warranty will not survive implementation of the Scheme and will cease to be of force or effect after the Effective Date.

7.8	Survival of indemnities

Each indemnity in this deed (including those in clauses 7.2 and 7.4):

(a)	is severable;

(b)	is a continuing obligation;

(c)	constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this deed; and

(d)	survives the termination of this deed,

provided that each such indemnity not survive implementation of the Scheme and will cease to be of force or effect after the Effective Date.

7.9	Timing of representations and warranties

Each representation and warranty made or given under clauses 7.1 or 7.3 is given at the date of this deed and repeated continuously thereafter until 8.00am on the Second Court Date unless that representation or warranty is expressed to be given at a particular time, in which case it is given at that time.

7.10	No representation or reliance

(a)	Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this deed, except for representations or inducements expressly set out in this deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this deed, the circumstances surrounding the parties’ entry into it and the transactions contemplated by it are expressly excluded.

(b)	Each party acknowledges and confirms that it does not enter into this deed in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this deed.

(c)	Each party acknowledges and confirms that clauses 7.10(a) and 7.10(b) do not prejudice any rights a party may have in relation to information which has been announced by the other party to ASX or lodged by it with ASIC, or that is contained in the Beadell Disclosure Materials or the Great Panther Discloser Materials (as applicable).

8	Releases

8.1	Beadell and Beadell directors and officers

(a)	Great Panther:

8 Releases

(1)	releases its rights; and

(2)	agrees with Beadell that it will not make, and that after the Implementation Date it will procure that each Beadell Group Member does not make, any claim,

against any Beadell Indemnified Party (other than Beadell and its Related Bodies Corporate) as at the date of this deed and from time to time in connection with:

(3)	any breach of any representations and warranties of Beadell or any other member of the Beadell Group in this deed or any breach of any covenant given by Beadell in this deed;

(4)	any disclosures containing any statement which is false or misleading whether in content or by omission; or

(5)	any failure to provide information,

whether current or future, known or unknown, arising at common law, in equity, under statute or otherwise, except where the Beadell Indemnified Party has engaged in wilful misconduct, wilful concealment or fraud. For the avoidance of doubt, nothing in this clause 8.1(a) limits Great Panther’s rights to terminate this deed under clause 13.

(b)	Clause 8.1(a) is subject to any Corporations Act restriction and will be read down accordingly.

(c)	Beadell receives and holds the benefit of this clause 8.1 to the extent it relates to each Beadell Indemnified Party as trustee for each of them.

8.2	Great Panther and Great Panther directors and officers

(a)	Beadell releases its rights, and agrees with Great Panther that it will not make a claim, against any Great Panther Indemnified Party (other than Great Panther and its Related Bodies Corporate) as at the date of this deed and from time to time in connection with:

(1)	any breach of any representations and warranties of Great Panther or any other member of the Great Panther Group in this deed or any breach of any covenant given by Great Panther in this deed;

(2)	any disclosure containing any statement which is false or misleading whether in content or by omission; or

(3)	any failure to provide information,

whether current or future, known or unknown, arising at common law, in equity, under statute or otherwise, except where the Great Panther Indemnified Party has engaged in wilful misconduct, wilful concealment or fraud. For the avoidance of doubt, nothing in this clause 8.2(a) limits Beadell’s rights to terminate this deed under clause 13.

(b)	Great Panther receives and holds the benefit of this clause 8.2 to the extent it relates to each Great Panther Indemnified Party as trustee for each of them.

8.3	Deeds of indemnity and insurance

(a)	Subject to the Scheme becoming Effective and the Transaction completing, Great Panther undertakes in favour of Beadell and each other Beadell Indemnified Party that it will:

9 Public announcement

(1)	for a period of seven years from the Implementation Date, ensure that the constitutions of Beadell and each other Beadell Group Member continue to contain such rules as are contained in those constitutions at the date of this deed that provide for each company to indemnify each of its directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company to any person other than a Beadell Group Member; and

(2)	procure that Beadell and each other Beadell Group Member complies with any deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time and, without limiting the foregoing, ensure that directors’ and officers’ run-off insurance cover for such directors and officers is maintained for a period of seven years from the retirement date of each director and officer (and the Beadell may, at its election, pay any amounts necessary to ensure such maintenance upfront prior to the implementation of the Scheme).

(b)	Great Panther acknowledges that notwithstanding any other provision of this deed, Beadell may, prior to the Implementation Date, enter into arrangement to secure directors and officers run-off insurance for up to such seven year period, and that any actions to facilitate that insurance or in connection with such insurance will not be a Beadell Regulated Event or a breach of any provision of this deed.

(c)	The undertakings contained in clause 8.3(a) are subject to any Corporations Act restriction and will be read down accordingly.

(d)	Beadell receives and holds the benefit of clause 8.3(a), to the extent it relates to the other Beadell Indemnified Parties, as trustee for each of them.

9	Public announcement

9.1	Announcement of the Transaction

(a)	Immediately after the execution of this deed, Beadell and Great Panther must each issue public announcements in a form previously agreed to in writing between them.

(b)	The Beadell announcement must include:

(1)	a unanimous recommendation by the Beadell Board to Beadell Shareholders (other than Excluded Shareholders) that, in the absence of a Superior Proposal and subject to the Independent Expert concluding in the Independent’s Expert’s Report that the Scheme is in the best interest of Beadell Shareholders, Beadell Shareholders (other than Excluded Shareholders) vote in favour of the Scheme;

(2)	a statement that (subject to the same qualifications as set out in paragraph 9.1(b)(1)) all the Beadell Board Members will vote (or will procure the voting of) all Director Beadell Shares at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting; and

(3)	an accurate summary of the Support Statements and an explanation of the effect of the Support Statements.

(c)	The Great Panther announcement must include:

10 Confidentiality

(1)	a unanimous recommendation by the Great Panther Board to Great Panther Shareholders that Great Panther Shareholders vote in favour of the Transaction; and

(2)	a statement that all the Great Panther Board Members will vote (or will procure the voting of) all Director Great Panther Shares at the time of the Shareholder Meeting in favour of the Transaction at the Shareholder Meeting.

9.2	Public announcements

Subject to clause 9.3, no public announcement or public disclosure of the Transaction or any other transaction the subject of this deed or the Scheme may be made other than in a form approved by each party in writing (acting reasonably), but each party must use all reasonable endeavours to provide such approval as soon as practicable. For the avoidance of doubt, this clause 9.2 does not apply to any announcement or disclosure relating to a Competing Proposal.

9.3	Required disclosure

Where a party is required by applicable law or (as applicable) the Listing Rules or the requirements of the TSX to make any announcement or to make any disclosure in connection with the Transaction or any other transaction the subject of this deed or the Scheme, it may do so despite clause 9.2 but must use all reasonable endeavours, to the extent practicable and lawful, to consult with the other party prior to making the relevant disclosure and take account of any reasonable comments received from the other party in relation to the form and content of the announcement or disclosure.

10	Confidentiality

Beadell and Great Panther acknowledge and agree that they continue to be bound by the Confidentiality Agreement after the date of this deed. The rights and obligations of the parties under the Confidentiality Agreement survive termination of this deed.

11	Exclusivity

11.1	Obligations on commencement of Exclusivity Period

On and from execution of this deed, Beadell:

(a)	must terminate any existing discussions or negotiations in relation to, or which may reasonably be expected to lead to, any Competing Proposal;

(b)	represents and warrants that it has ceased providing or making available to any Third Party any non-public information which might reasonably be expected to lead to any Competing Proposal, and promptly exercise any rights under any confidentiality agreement with a Third Party to compel the return or destruction of such information; and

(c)	subject to clause 11.3, must not waive the provisions of any confidentiality or standstill agreement with any Third Party.

11 Exclusivity

11.2	No shop and no talk

During the Exclusivity Period, Beadell must not, and must ensure that each of its Related Persons and Related Bodies Corporate and the Related Persons of those Related Bodies Corporate do not, directly or indirectly:

(a)	(no shop) solicit, invite, encourage or initiate (including by the provision of non-public information to any Third Party) any inquiry, expression of interest, offer, proposal or discussion by any person in relation to, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal or communicate to any person an intention to do anything referred to in this clause 11.2(a); or

(b)	(no talk) subject to clause 11.3:

(1)	participate in or continue any negotiations or discussions with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal or participate in or continue any negotiations or discussions with respect to any actual, proposed or potential Competing Proposal;

(2)	negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding an actual, proposed or potential Competing Proposal;

(3)	disclose or otherwise provide or make available any material non-public information about the business or affairs of the Beadell Group to a Third Party (other than a Government Agency that has the right to obtain that information and has sought it) in connection with, with a view to obtaining, or which would reasonably be expected to encourage or lead to the formulation, receipt or announcement of, an actual, proposed or potential Competing Proposal (including, without limitation, providing such information for the purposes of the conduct of due diligence investigations in respect of the Beadell Group) whether by that Third Party or another person; or

(4)	communicate to any person an intention to do anything referred to in the preceding paragraphs of this clause 11.2(b),

but nothing in this clause 11.1 prevents Beadell from making normal presentations to brokers, portfolio investors and analysts in the ordinary course of business or promoting the merits of the Transaction.

11.3	Fiduciary exception

Clause 11.2(b) does not prohibit any action or inaction by Beadell, any of its Related Bodies Corporate or any of their respective Related Persons, in relation to an actual, proposed or potential Competing Proposal if compliance with that clause would, in the reasonable opinion of the Beadell Board, formed in good faith after receiving written legal advice from its external legal advisers, constitute, or would be reasonably likely to constitute, a breach of any of the fiduciary or statutory duties of the Beadell Board Members, provided that:

(a)	the actual, proposed or potential Competing Proposal:

(1)	was not directly or indirectly brought about by, or facilitated by, a breach of clause 11.1 or 11.2(a) or 11.2(b) (and, to avoid doubt, no

11 Exclusivity

action or inaction permitted by this clause 11.3 amounts to a breach of clause 11.2(b)); and

(2)	is, or may reasonably be expected to result in, a Superior Proposal;

(b)	Beadell immediately notifies Great Panther of each action or inaction by it, any of its Related Bodies Corporate or any of their respective Related Persons in reliance on this clause 11.3;and

(c)	prior to providing any information to the Third Party, Beadell enters into a confidentiality agreement on terms no less onerous to the Third Party (including as to dealings in Beadell Shares) than the Confidentiality Agreement.

11.4	Notification of approaches

(a)	During the Exclusivity Period, Beadell must as soon as possible notify Great Panther in writing if it, any of its Related Bodies Corporate or any of their respective Related Persons, becomes aware of any:

(1)	negotiations or discussions, approach or attempt to initiate any negotiations or discussions, or intention to make such an approach or attempt to initiate any negotiations or discussions in respect of any inquiry, expression of interest, offer, proposal or discussion in relation to an actual, proposed or potential Competing Proposal;

(2)	proposal made to Beadell, any of its Related Bodies Corporate or any of their respective Related Persons in connection with, or in respect of any exploration or completion of, an actual, proposed or potential Competing Proposal; or

(3)	provision by Beadell, any of its Related Bodies Corporate or any of their respective Related Persons of any material non-public information concerning the business or operations of Beadell or any of its Related Bodies Corporate to any to a Third Party (other than a Government Agency) in connection with an actual, proposed or potential Competing Proposal, whether direct or indirect, solicited or unsolicited, and in writing or otherwise.

(b)	A notification given under clause 11.4(a) must:

(1)	include the identity of the relevant person making or proposing the relevant actual, proposed or potential Competing Proposal, together with all material terms and conditions of the actual, proposed or potential Competing Proposal (including price and form of consideration, conditions precedent, proposed deal protection provisions and indicative timetable);

(2)	be made as soon as reasonably practicable on a verbal basis and in writing within 2 Business Days;

(3)	if any letter, term sheet or similar document is provided to Beadell in connection with the Competing Proposal, be accompanied by a full and un-redacted copy of that document; and

(4)	must be updated on a timely basis to reflect any developments in, or modification to the terms of the Competing Proposal.

11.5	Matching right

(a)	Without limiting clause 11.1, during the Exclusivity Period, Beadell:

11 Exclusivity

(1)	must not, and must procure that each of its Related Bodies Corporate do not, enter into any legally binding agreement, arrangement or understanding (whether or not in writing) pursuant to which one or more of a Third Party, Beadell or any of its Related Body Corporate proposes or propose to undertake or give effect to an actual, proposed or potential Competing Proposal; and

(2)	must use its best endeavours to procure that none of its directors change their recommendation in favour of the Scheme, publicly recommend an actual, proposed or potential Competing Proposal (or recommend against the Transaction) or make any public statement to the effect that they may do so at a future point (provided that a statement that no action should be taken by a party’s Shareholders pending the assessment of a Competing Proposal by that party’s Board and its advisers shall not contravene this clause), unless:

(3)	the Beadell Board acting in good faith and in order to satisfy what the Beadell Board Members reasonably consider to be their statutory or fiduciary duties (having received written legal advice from its external legal advisers) determines that the Competing Proposal would be or would be reasonably likely to be an actual, proposed or potential Superior Proposal;

(4)	Beadell has provided Great Panther with the material terms and conditions of the actual, proposed or potential Competing Proposal, including price and the identity of the Third Party making the actual, proposed or potential Competing Proposal, and an outline of the basis on which the Beadell Board has formed the view that the Competing Proposal is would be reasonably likely to be an actual, proposed or potential Superior Proposal;

(5)	Beadell has given Great Panther at least five Business Days after the date of the provision of the information referred to in clause 11.5(a)(4) to provide a matching or superior proposal to the terms of the actual, proposed or potential Competing Proposal (including by way of an increase or decrease in the Scheme Consideration); and

(6)	Great Panther has not announced or otherwise formally proposed to that party a matching or superior proposal to the terms of the actual, proposed or potential Competing Proposal (including by way of an increase or decrease in the Scheme Consideration) by the expiry of the five Business Day period in clause 11.5(a)(5).

(b)	Subject to clause 11.5(a)(3), if Great Panther proposes to Beadell, or announces, amendments to the Scheme or a new proposal that constitute a matching or superior proposal to the terms of the actual, proposed or potential Competing Proposal (including by way of an increase or decrease in the Scheme Consideration) (Bidder Counterproposal) by the expiry of the five Business Day period in clause 11.5(a)(5), Beadell must procure that the Beadell Board consider the Bidder Counterproposal and if the Beadell Board, acting reasonably and in good faith, determines that the Bidder Counterproposal would provide an equivalent or superior outcome for Beadell Shareholders as a whole compared with the Competing Proposal, taking into account all of the terms and conditions of the Bidder Counterproposal, then:

(1)	both parties must use their best endeavours to agree the amendments to this deed, the Scheme and the Deed Poll (as applicable) that are reasonably necessary to reflect the Bidder

11 Exclusivity

Counterproposal and to implement the Bidder Counterproposal, in each case as soon as reasonably practicable;

(2)	Beadell must make an announcement as soon as reasonably possible recommending the Bidder Counterproposal and rejecting the Competing Proposal; and

(3)	Beadell must use its best endeavours to procure that each of its directors continue to recommend the Transaction (as modified by the Bidder Counterproposal) to its Shareholders.

(c)	Clause 11.5(b) does not apply to the extent that it requires Beadell or the Beadell Board to take, or omit to take, any action if in the reasonable opinion of the Beadell Board, formed in good faith after receiving written legal advice from its external legal advisers, that taking, or omitting to take, such action would constitute, or would be reasonably likely to constitute, a breach of any of the fiduciary or statutory duties of the Beadell Board Members, provided that the actual, proposed or potential Competing Proposal was not directly or indirectly brought about by, or facilitated by, a breach of clause 11.1, 11.2(a) or 11.2(b) (and, to avoid doubt, no action or inaction permitted by clause 11.3 amounts to a breach of clause 11.2(b)).

(d)	If, in order to give full effect to the rights of Great Panther under this clause 11.5, it is necessary for Beadell to adjourn the Scheme Meeting, or seek any orders from the Court, Beadell will, to the extent required by Great Panther, promptly made that adjournment or seek those orders.

11.6	Compliance with law

(a)	If it is finally determined by a court, or the Takeovers Panel, on the application of any Third Party, that the agreement by the parties under this clause 11 or any part of it:

(1)	constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the Beadell Board;

(2)	constituted, or constitutes, or would constitute, ‘unacceptable circumstances’ within the meaning of the Corporations Act; or

(3)	was, or is, or would be, unlawful for any other reason,

then, to that extent (and only to that extent) that party will not be obliged to comply with that provision of clause 11.

(b)	The parties:

(1)	must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in this clause 11.6; and

(2)	if any such application is made, use reasonable endeavours to defend or resist such application.

12 Reimbursement fee

12	Reimbursement fee

12.1	Background to reimbursement fees

(a)	Great Panther and Beadell acknowledge that, if they enter into this deed and the Scheme is subsequently not implemented, each party will incur significant costs, including those set out in clause 12.5.

(b)	In these circumstances, the parties have requested that provision be made for the payments outlined in clauses 12.2 and 12.3, without which the parties would not have entered into this deed or otherwise agreed to implement the Scheme.

(c)	Beadell and the Beadell Board believe (in respect of the Beadell Reimbursement Fee), and Great Panther and the Great Panther Board believe (in respect of the Great Panther Reimbursement Fee), each having taken advice from its external legal advisers and Financial Advisers, that the implementation of the Scheme will provide benefits to it and its shareholders and that it is appropriate for Beadell (in respect of the Beadell Reimbursement Fee) and Great Panther (in respect of the Great Panther Reimbursement Fee) to agree to the payments referred to in clauses 12.2 and 12.3 in order to secure the other party’s participation in the Transaction.

12.2	Beadell Reimbursement Fee triggers

Subject to this clause 12, Beadell must pay the Beadell Reimbursement Fee to Great Panther if:

(a)	at any time during the Exclusivity Period, any Beadell Board Member withdraws, adversely revises or adversely qualifies their support of the Scheme or their recommendation that Beadell Shareholders (other than Excluded Shareholders) vote in favour of the Scheme or fails to recommend that Beadell Shareholders (other than Excluded Shareholders) vote in favour of the Scheme in the manner described in clause 5.7(a), unless the Independent Expert concludes in the Independent Expert’s Report (or any update of, or revision, amendment or supplement to, that report) that the Scheme is not in the best interest of Beadell Shareholders (except where that conclusion is due wholly or partly to the existence, announcement or publication of a Competing Proposal);

(b)	during the Exclusivity Period, the Beadell Board or a majority of the Beadell Board recommends that Beadell Shareholders accept or vote in favour of, or otherwise supports or endorses (including support by way of accepting or voting, or by way of stating an intention to accept or vote, in respect of any Director Beadell Shares), a Competing Proposal of any kind that is announced (whether or not such proposal is stated to be subject to any pre-conditions) during the Exclusivity Period;

(c)	a Competing Proposal in respect of Beadell of any kind is announced during the Exclusivity Period (whether or not such proposal is stated to be subject to any pre-conditions) and, within 6 months of the date of such announcement, the Third Party or any Associate of that Third Party:

(1)	completes a Competing Proposal of a kind referred to in any of paragraphs 1.a.i (but only where the acquisition is through an issue of new Beadell Shares), 1.a.ii, 1.a.iii or 1.a.iv of the definition of that term;

(2)	enters into any agreement, arrangement or understanding with Beadell or the Beadell Board that would have (or would, if the

12 Reimbursement fee

Transaction were still on foot and the terms of this deed were still operating, have had) the effect referred to in paragraph 1.b of the definition of Competing Proposal; or

(3)	without limiting clause 12.2(c)(1) or 12.2(c)(2), acquires (either alone or in aggregate) a Relevant Interest in more than 50% of the Beadell Shares under a transaction that is or has become wholly unconditional or otherwise acquires (either alone or in aggregate) Control of Beadell;

(d)	the Court fails or refuses (taking into account all appeals) to approve the Scheme, or indicates that it is only willing to do so subject to amendments or modifications which are not consented to by Great Panther (in its absolute discretion), as a result of a material non-compliance by Beadell with any of its obligations under this deed or applicable law; or

(e)	Great Panther has terminated this deed pursuant to clause 13.1(a)(1) or 13.2(a) and the Transaction does not complete,

unless Beadell is, at that time, entitled to terminate this deed pursuant to clause 13.1(a)(1), 13.1(a)(3) (as a result of the failure of the Condition Precedent in clause 3.1(l)) or 13.2(b).

12.3	Great Panther Reimbursement Fee triggers

Subject to this clause 12, Great Panther must pay the Great Panther Reimbursement Fee to Beadell if:

(a)	at any time during the Exclusivity Period, any Great Panther Board Member withdraws, adversely revises or adversely qualifies their support of the Scheme or their recommendation that Great Panther Shareholders vote in favour of the Transaction and the issuance of the Scheme Consideration or fails to recommend that Great Panther Shareholders vote in favour of the Transaction in the manner described in clause 5.3(h) and Great Panther Shareholders do not approve the Transaction by the requisite majorities or Great Panther terminates this deed under clause 13.1(b)(1);

(b)	a Competing Proposal in respect of Great Panther of any kind is announced during the Exclusivity Period (whether or not such proposal is stated to be subject to any pre-conditions) and the Great Panther Shareholders do not approve the Transaction by the requisite majorities and, within 6 months after the date of the announcement of the Competing Proposal, the Third Party or any Associate of that Third Party:

(1)	completes the Competing Proposal;

(2)	enters into any agreement, arrangement or understanding with Great Panther or the Great Panther Board that would have if completed in accordance with its terms (or would, if the Transaction were still on foot and the terms of this deed were still operating, have had) the effect referred to in paragraph 2.b of the definition of Competing Proposal; or

(3)	without limiting clause 12.3(b)(1) or 12.3(b)(2), acquires (either alone or in aggregate) a legal, beneficial or economic interest in, or control of, more than 50% of the Great Panther Shares under a transaction that is or has become wholly conditional or otherwise acquires (either alone or in aggregate) Control of Great Panther; or

12 Reimbursement fee

(c)	Beadell has terminated this deed pursuant to clause 13.1(a)(1) or 13.2(b) and the Transaction does not complete,

unless, at that time, Great Panther is entitled to terminate this deed pursuant to clause 13.1(a)(1), 13.1(a)(3) as a result of the failure of the Condition Precedent in clause 3.1(i) or 13.2(a).

12.4	Payment of Reimbursement Fee

(a)	A demand by Great Panther for payment of the Beadell Reimbursement Fee or by Beadell for payment of the Great Panther Reimbursement Fee under clauses 12.2 and 12.3 must:

(1)	be in writing;

(2)	be made after the occurrence of the event in that clause giving rise to the right to payment;

(3)	state the circumstances which give rise to the demand; and

(4)	nominate an account into which the party is to pay the Beadell Reimbursement Fee or Great Panther Reimbursement Fee (as applicable).

(b)	Beadell must pay the Beadell Reimbursement Fee into the account nominated by Great Panther, without set-off or withholding, within five Business Days after receiving a demand for payment where Great Panther is entitled under clause 12.2 to the Beadell Reimbursement Fee.

(c)	Great Panther must pay the Great Panther Reimbursement Fee into the account nominated by Beadell, without set-off or withholding, within five Business Days after receiving a demand for payment where Beadell is entitled under clause 12.3 to the Great Panther Reimbursement Fee.

12.5	Basis of reimbursement fees

The Beadell Reimbursement Fee has been calculated to reimburse Great Panther, and the Great Panther Reimbursement Fee has been calculated to reimburse Beadell for costs including the following:

(a)	fees for legal, financial and other professional advice in planning and implementing the Transaction (excluding success fees);

(b)	reasonable opportunity costs incurred in engaging in the Transaction or in not engaging in other alternative acquisitions or strategic initiatives;

(c)	costs of management and directors’ time in planning and implementing the Transaction; and

(d)	out of pocket expenses incurred by Beadell or Great Panther (as applicable) and their respective employees, advisers and agents in planning and implementing the Transaction,

and the parties agree that:

(e)	the costs actually incurred by Beadell and Great Panther will be of such a nature that they cannot all be accurately ascertained; and

(f)	each of the Beadell Reimbursement Fee and Great Panther Reimbursement Fee is a genuine and reasonable pre-estimate of those costs,

12 Reimbursement fee

and both parties represents and warrants that it has received written legal advice from its legal advisers in relation to the operation of this clause 12.

12.6	Compliance with law

(a)	This clause 12 does not impose an obligation on Beadell to pay the Beadell Reimbursement Fee or on Great Panther to pay the Great Panther Reimbursement Fee to the extent (and only to the extent) that the obligation to pay:

(1)	is declared by the Takeovers Panel, on the application of a Third Party, to constitute ‘unacceptable circumstances’; or

(2)	is determined to be unenforceable or unlawful by a court,

provided that all proper avenues of appeal and review, judicial and otherwise, have been exhausted and a party who received the fee will refund to the party who paid the fee within five Business Days any amount in excess of its obligation under this clause that the other party has already paid to that party when that declaration or determination is made. For the avoidance of doubt, any part of the relevant Reimbursement Fee that would not constitute unacceptable circumstances or that is not unenforceable or unlawful (as applicable) must be paid by the relevant party.

(b)	The parties must not make or cause or permit to be made, any application to the Takeovers Panel or a court for or in relation to a declaration or determination referred to in clause 12.6(a) and, in the event that any such application is made by a Third Party, will take all reasonable steps to ensure that any such determination applies to the minimum extent possible.

12.7	Reimbursement Fees payable only once

(a)	Where the Beadell Reimbursement Fee becomes payable to Great Panther under clause 12.2 and is actually paid to Great Panther, Great Panther cannot make any claim against Beadell for payment of any subsequent Beadell Reimbursement Fee.

(b)	Where the Great Panther Reimbursement Fee becomes payable to Beadell under clause 12.3 and is actually paid to Beadell, Beadell cannot make any claim against Great Panther for payment of any subsequent Great Panther Reimbursement Fee.

12.8	Other Claims

(a)	Despite anything to the contrary in this deed, other than Beadell’s liability to pay the Beadell Reimbursement Fee to Great Panther in the circumstances referred to in clause 12.2, Beadell has no liability to Great Panther for any Claim arising in the circumstances referred to in clause 12.2, except a Claim in respect of a breach of clause 11.

(b)	Despite anything to the contrary in this deed, other than Grant Panther’s liability to pay the Great Panther Reimbursement Fee to Beadell in the circumstances referred to in clause 12.3, Great Panther has no liability to Beadell for any Claim arising in the circumstances referred to in clause 12.3, expect a Claim in respect of a wilful, deliberate or reckless breach of clause 11.

13 Termination

13	Termination

13.1	Termination

(a)	Either party may terminate this deed by written notice to the other party:

(1)	other than in respect of a breach of either a Great Panther Representation and Warranty or a Beadell Representation and Warranty (which are dealt with in clause 13.2), at any time before 8.00am on the Second Court Date, if the other party has materially breached this deed, the party entitled to terminate has given written notice to the party in breach of this deed setting out the relevant circumstances and stating an intention to terminate this deed, and the other party has failed to remedy the breach within five Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given;

(2)	at any time before 8.00am on the Second Court Date if the Court or another Government Agency (including any other court) has taken any action permanently restraining or otherwise prohibiting or preventing the Transaction, or has refused to do anything necessary to permit the Transaction to be implemented by the End Date, and the action or refusal has become final and cannot be appealed or reviewed or the party, acting reasonably, believes that there is no realistic prospect of an appeal or review succeeding by the End Date;

(3)	in the circumstances set out in, and in accordance with, clause 3.5; or

(4)	if the Effective Date for the Scheme has not occurred, or will not occur, on or before the End Date.

(b)	Great Panther may terminate this deed by written notice to Beadell at any time before 8.00am on the Second Court Date if:

(1)	the Great Panther Board or a majority of the Great Panther Board has changed, withdrawn or modified its recommendation as permitted under clause 5.3(h) and, if obliged to do so pursuant to the terms of this deed, Great Panther has paid the Great Panther Reimbursement Fee to Beadell; or

(2)	any Beadell Board Member:

(A)	fails to recommend the Scheme in the terms required under this Deed;

(B)	withdraws, adversely revises or adversely modifies their recommendation that Beadell Shareholders (other than Excluded Shareholders) vote in favour of the Scheme; or

(C)	makes a public statement indicating that they no longer recommend the Transaction or recommend, supports or endorses another transaction (including any Competing Proposal but excluding a statement that no action should be taken by Beadell Shareholders pending assessment of a Competing Proposal by the Beadell Board).

(c)	Beadell may terminate this deed by written notice to Great Panther at any time before 8.00am on the Second Court Date if:

13 Termination

(1)	the Beadell Board or a majority of the Beadell Board has changed, withdrawn or modified its recommendation as permitted under clause 5.7 and, if obliged to do so pursuant to the terms of this deed, Beadell has paid the Beadell Reimbursement Fee to Great Panther; or

(2)	any Great Panther Board member:

(A)	fails to recommend the Transaction;

(B)	withdraws, adversely revises or adversely modifies its recommendation that Great Panther Shareholders vote in favour of the Transaction; or

(C)	makes a public statement indicating that it no longer recommends the Transaction or recommends, supports or endorses another transaction.

13.2	Termination for breach of representations and warranties

(a)	Great Panther may, at any time prior to 8.00am on the Second Court Date, terminate this deed for breach of a Beadell Representation and Warranty only if:

(1)	Great Panther has given written notice to Beadell setting out the relevant circumstances and stating an intention to terminate or to allow the Scheme to lapse;

(2)	the relevant breach continues to exist five Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given under clause 13.2(a)(1); and

(3)	the relevant breach:

(A)	amounts to or evidences a Beadell Material Adverse Change; or

(B)	could reasonably be expected to give rise to to any loss, Claim, damage or expense of AUD$2.5 million or more in aggregate.

(b)	Beadell may, at any time before 8.00am on the Second Court Date, terminate this deed for breach of a Great Panther Representation and Warranty only if:

(1)	Beadell has given written notice to Great Panther setting out the relevant circumstances and stating an intention to terminate or to allow the Scheme to lapse;

(2)	the relevant breach continues to exist five Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given under clause 13.2(b)(1); and

(3)	the relevant breach:

(A)	amounts to or evidences a Great Panther Material Adverse Change; or

(B)	could reasonably be expected to give rise to to any loss, Claim, damage or expense of AUD$5.0 million or more in aggregate.

14 Duty, costs and expenses

13.3	Effect of termination

If this deed is terminated by either party under clauses 3.5, 13.1 or 13.2:

(a)	each party will be released from its obligations under this deed, except that this clause 13.3, and clauses 1, 8.1, 8.2, 9.2 10, 12, 14, 15, 16 and 17.1, 17.2, 17.3, 17.11, 17.14 and Schedule 2, will survive termination and remain in force;

(b)	each party will retain the rights it has or may have against the other party in respect of any past breach of this deed; and

(c)	in all other respects, all future obligations of the parties under this deed will immediately terminate and be of no further force and effect including any further obligations in respect of the Scheme.

13.4	Termination

Where a party has a right to terminate this deed, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other party stating that it terminates this deed and the provision under which it is terminating the Deed.

13.5	No other termination

Neither party may terminate or rescind this deed except as permitted under clauses 3.5, 13.1 or 13.2, or as otherwise agreed between the parties in writing.

14	Duty, costs and expenses

14.1	Stamp duty

Great Panther:

(a)	must pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this deed or the Scheme or the steps to be taken under this deed or the Scheme; and

(b)	indemnifies Beadell against any liability arising from its failure to comply with clause 14.1(a).

14.2	Costs and expenses

Except as otherwise provided in this deed, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution, delivery and performance of this deed and the proposed, attempted or actual implementation of this deed and the Transaction.

15	GST

(a)	Any consideration or amount payable under this deed, including any non-monetary consideration (as reduced in accordance with clause 15(e) if required) (Consideration) is exclusive of GST.

16 Notices

(b)	If GST is or becomes payable on a Supply made under or in connection with this deed, an additional amount (Additional Amount) is payable by the party providing consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (Supplier) in accordance with the GST Law.

(c)	The Additional Amount payable under clause 15(b) is payable at the same time and in the same manner as the Consideration for the Supply, and the Supplier must provide the Recipient with a Tax Invoice. However, the Additional Amount is only payable on receipt of a valid Tax Invoice.

(d)	If for any reason (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 15(b):

(1)	the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as applicable;

(2)	the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(3)	the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within seven days after receiving such notification, as applicable. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.

(e)	Despite any other provision in this deed if an amount payable under or in connection with this deed (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred.

(f)	Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of a GST Group of which the party is a member is entitled.

(g)	Any term starting with a capital letter in this clause 15 that is not defined in this clause 15 has the same meaning as the term has in the A New Tax System (Goods & Services Tax) Act 1999 (Cth).

16	Notices

16.1	Form of Notice

A notice or other communication to a party under this deed (Notice) must be:

(a)	in writing and in English; and

(b)	addressed to that party in accordance with the details nominated in Schedule 1 (or any alternative details nominated to the sending party by Notice).

17 General

16.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm (addressee’s time) on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Method of giving Notice	When Notice is regarded as given and received

By hand to the nominated address	When delivered to the nominated address

By pre paid post to the nominated address	At 9.00am (addressee’s time) on the second Business Day after the date of posting

By email to the nominated email address

The earliest to occur of:

•    the time that the sender receives an automated message from the intended recipient’s information system confirming delivery of the email;

•    the time that the email is first opened or read by the intended recipient (or an employee or officer of the intended recipient); and

•    four hours after the time the email was sent (as recorded on the device from which the sender sent the email) unless the sender receives, within that four-hour period, an automated message that the email has not been delivered.

16.3	Notice must not be given by electronic communication

A Notice must not be given by electronic means of communication (other than fax and email as permitted in clause 16.2).

17	General

17.1	Governing law and jurisdiction

(a)	This deed is governed by the law in force in Western Australia.

(b)	Each party irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Western Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed. Each party irrevocably waives any objection to the venue of any legal process in

17 General

these courts on the basis that the process has been brought in an inconvenient forum.

17.2	Service of process

(a)	Without preventing any other mode of service, any document in an action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of Notices under clause 16.

(b)	Great Panther irrevocably appoints Gilbert + Tobin of Level 16, Brookfield Place Tower 2, 123 St Georges Terrace, Perth, Western Australia (Local Agent) as its agent for the service of process in Australia in relation to any matter arising out of this deed. If the Local Agent ceases to be able to act as such or have an address in Australia, Great Panther agrees to appoint a new process agent in Australia and deliver to the other party within 20 Business Days a copy of a written acceptance of appointment by the process agent, upon receipt of which the new appointment becomes effective for the purpose of this deed. Great Panther must inform the other party in writing of any change in the address of its process agent within 20 Business Days of the change.

17.3	No merger

The rights and obligations of the parties do not merge on completion of the Transaction. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

17.4	Invalidity and enforceability

(a)	If any provision of this deed is invalid under the law of any jurisdiction the provision is enforceable in that jurisdiction to the extent that it is not invalid, whether it is in severable terms or not.

(b)	Clause 17.4(a) does not apply where enforcement of the provision of this deed in accordance with clause 17.4(a) would materially affect the nature or effect of the parties’ obligations under this deed.

17.5	Waiver

No party to this deed may rely on the words or conduct of any other party as a waiver of any right unless the waiver is in writing and signed by the party granting the waiver.

The meanings of the terms used in this clause 17.5 are set out below.

Term	Meaning

conduct	includes delay in the exercise of a right.

right	any right arising under or in connection with this deed and includes the right to rely on this clause.

17 General

waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

17.6	Variation

A variation of any term of this deed must be in writing and signed by the parties.

17.7	Assignment of rights

(a)	A party may not assign, novate, declare a trust over or otherwise transfer or deal with any of its rights or obligations under this deed without the prior written consent of the other party or as expressly provided in this deed.

(b)	A breach of clause 17.7(a) by a party shall be deemed to be a material breach for the purposes of clause 13.1(a)(1).

(c)	Clause 17.7(b) does not affect the construction of any other part of this deed.

17.8	Acknowledgement

Each party acknowledges that the remedy of damages may be inadequate to protect the interests of the parties for a breach of clause 11 and that Great Panther is entitled to seek and obtain without limitation injunctive relief if Beadell breaches, or threatens to breach, clause 11.

17.9	No third party beneficiary

This deed shall be binding on and inure solely to the benefit of each party to it and each of their respective permitted successors and assigns, and nothing in this deed is intended to or shall confer on any other person, other than the Great Panther Indemnified Parties and the Beadell Indemnified Parties, in each case to the extent set forth in clause 7 and clause 8, any third party beneficiary rights.

17.10	Further action to be taken at each party’s own expense

Each party must, at its own expense, do all things and execute all documents necessary to give full effect to this deed and the transactions contemplated by it.

17.11	Entire agreement

This deed (including the documents in the Attachments to it) and the Confidentiality Agreement state all the express terms agreed by the parties in respect of their subject matter. They supersede all prior discussions, negotiations, understandings and agreements in respect of their subject matter, including, to avoid doubt, all letters of intent between the parties prior to the date of this deed.

17.12	Counterparts

This deed may be executed in any number of counterparts.

17 General

17.13	Relationship of the parties

(a)	Nothing in this deed gives a party authority to bind any other party in any way.

(b)	Nothing in this deed imposes any fiduciary duties on a party in relation to any other party.

17.14	Remedies cumulative

Except as provided in this deed and permitted by law, the rights, powers and remedies provided in this deed are cumulative with, and not exclusive of, the rights, powers and remedies provided by law independently of this deed.

17.15	Exercise of rights

(a)	Unless expressly required by the terms of this deed, a party is not required to act reasonably in giving or withholding any consent or approval or exercising any other right, power, authority, discretion or remedy, under or in connection with this deed.

(b)	A party may (without any requirement to act reasonably) impose conditions on the grant by it of any consent or approval, or any waiver of any right, power, authority, discretion or remedy, under or in connection with this deed. Any conditions must be complied with by the party relying on the consent, approval or waiver.

Schedules

Table of contents

Notice details	50

Definitions and interpretation	51

Great Panther Representations and Warranties	77

Beadell Representations and Warranties	80

Capital structure	97

Beadell Group Members	99

Schedule 1

Notice details

Beadell	Beadell Resources Limited

Address	Level 2, 16 Ord Street, West Perth, Western Australia

Attention	Nikki Adshead-Bell

Email

Great Panther	Great Panther Silver Limited

Address	1330 – 200 Granville Street, Vancouver, British Columbia, Canada

Attention	Jim Bannantine

Email

Schedule 2

Definitions and interpretation

1.1	Definitions

	Term	Meaning

	1933 Act	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

	1934 Act	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

	ACCs	the meaning set out in clause 3.1(r).

	ASIC	the Australian Securities and Investments Commission.

	Associate	the meaning set out in section 12 of the Corporations Act, as if subsection 12(1) of the Corporations Act included a reference to this deed and Beadell was the designated body.

	ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.

	Authorisation	any authorisation, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of Laws, and includes any Environmental Approval.

	Beadell Board	the board of directors of Beadell and a Beadell Board Member means any director of Beadell comprising part of the Beadell Board.

	Beadell Consolidated Tax Group	the consolidated group of which Beadell is the head company (where ‘consolidated group’ and ‘head company’ have the same meaning as in the Tax Act).

Schedule 2 Definitions and interpretation

Term	Meaning

Beadell Convertible Debenture	a debenture with rights of conversion into unissued Beadell Shares issued by Beadell prior to the date of this deed and itemised in Schedule 5.

Beadell Convertible Securities	the Beadell Options and Beadell Performance Rights.

Beadell Disclosure Letter	a letter executed by Beadell and given to Great Panther immediately before execution of this deed containing specific disclosures relating to the Beadell Representations and Warranties.

Beadell Disclosure Materials	1 the documents and information contained in the data room made available by Beadell to Great Panther and its Related Persons at 2pm (Vancouver time) on 22 September 2018 and subsequently in the folder titled ‘Files added after 22 Sep 2018’; and

2 the Beadell Disclosure Letter.

Beadell Group	Beadell and each of its Subsidiaries, and a reference to a Beadell Group Member or a member of the Beadell Group is to Beadell or any of its Subsidiaries.

Beadell Indemnified Parties	Beadell, its Subsidiaries and their respective directors, officers and employees.

Beadell Information	1 with respect to the Scheme Booklet, information regarding the Beadell Group prepared by Beadell for inclusion in the Scheme Booklet that explains the effect of the Scheme and sets out the information prescribed by the Corporations Act and the Corporations Regulations, and any other information that is material to the making of a decision by Beadell Shareholders whether or not to vote in favour of the Scheme, being information that is within the knowledge of each of the Beadell Board Members, which for the avoidance of doubt does not include the Great Panther Information, the Independent Expert’s Report or any description of the taxation effect of the Transaction on Scheme Shareholders prepared by an external adviser to Beadell; or

2 with respect to the Shareholder Circular, information regarding the Beadell Group prepared by Beadell for inclusion in the Shareholder Circular required to be included under applicable law in the Shareholder Circular.

Beadell Material	an event, change, condition, matter, circumstance or thing occurring before, on or after the date of this deed (each a

Schedule 2 Definitions and interpretation

Term	Meaning

Adverse Change	Specified Event) which, whether individually or when aggregated with all such events, changes, conditions, matters, circumstances or things of a like kind that have occurred or are reasonably likely to occur, has had or would be considered reasonably likely to have:

1 a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Beadell Group taken as a whole; or

2 without limiting the generality of paragraph 1 above:

• the effect of a diminution in the value of the consolidated net assets of the Beadell Group, taken as a whole, by at least AUD$8 million against what it would reasonably have been expected to have been but for such Specified Event; or

• the effect of a diminution in the consolidated earnings before interest and tax of the Beadell Group, taken as a whole, by at least AUD$8 million in any financial year for the Beadell Group against what they would reasonably have been expected to have been but for such Specified Event, other than those events, changes, conditions, matters, circumstances or things:

3 arising from the announcement of the Transaction;

4 any natural disaster provided that it does not have a materially disproportionate effect on Beadell relative to Great Panther;

5 changes affecting the mining industry generally provided that such changes do not have a materially disproportionate effect on Beadell relative to Great Panther;

6 required or permitted by this deed, the Scheme or the transactions contemplated by either;

7 that are Fairly Disclosed in the Beadell Disclosure Materials;

8 agreed to in writing by Great Panther;

9 arising as a result of any generally applicable change in law or governmental policy;

10 arising from changes in economic or business conditions (including interest rates or commodity prices) that impact on Beadell and Great Panther in a similar manner; or

11 that Beadell Fairly Disclosed in an announcement made by Beadell to ASX, or a publicly available document lodged by it with ASIC, in the 12 months prior to the date of this deed.

Beadell Option	an option to acquire one unissued Beadell Share itemised in Schedule 5.

Beadell Option Plan	the ‘Employee Option Scheme’ approved by Beadell Shareholders at the general meeting held on 21 January 2016.

Schedule 2 Definitions and interpretation

Term	Meaning

Beadell Performance Right	a right to acquire Beadell Shares issued under the Performance Rights Plan approved by Beadell shareholders on 18 May 2016 itemised in Schedule 5.

Beadell Prescribed Occurrence	other than as:
1 required or permitted by this deed, the Scheme or the transactions contemplated by either;

2 Fairly Disclosed in the Beadell Disclosure Materials;

3 agreed to in writing by Great Panther; or

4 Fairly Disclosed by Beadell in an announcement made by Beadell to ASX, or a publicly available document lodged by it with ASIC, in the 12 months prior to the date of this deed,

the occurrence of any of the following:

5 Beadell converting all or any of its shares into a larger or smaller number of shares;

6 a member of the Beadell Group resolving to reduce its share capital in any way;

7 a member of the Beadell Group:

• entering into a buy-back agreement; or

• resolving to approve the terms of a buy-back agreement under the Corporations Act;

8 a member of the Beadell Group issuing shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, other than:

• to a directly or indirectly wholly-owned Subsidiary of Beadell;

• the issue of shares upon the conversion of Beadell Convertible Securities; or

9 a member of the Beadell Group issuing or agreeing to issue securities convertible into shares or amending the terms of conversion of any Beadell Convertible Securities;

10 a member of the Beadell Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

11 a member of the Beadell Group granting a Security Interest, or agreeing to grant a Security Interest, in the whole, or a substantial part, of its business or property other than a lien which arises by operation of law or legislation securing an obligation that is not yet due; or

12 an Insolvency Event occurs in relation to a member of the Beadell Group.

Beadell Registry	Computershare Investor Services Pty Limited.

Schedule 2 Definitions and interpretation

Term	Meaning

Beadell Regulated	other than as:
Event
1 required or permitted by this deed, the Scheme or the transactions contemplated by either;

2 Fairly Disclosed in the Beadell Disclosure Materials;

3 agreed to in writing by Great Panther; or

4 Fairly Disclosed by Beadell in an announcement made by Beadell to ASX, or a publicly available document lodged by it with ASIC, in the 12 months prior to the date of this deed,

the occurrence of any of the following:

5 a Beadell Group Member reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

6 a Beadell Group Member acquiring or disposing of, or entering into or announcing any agreement for the acquisition or disposal of, any asset or business, or entering into any corporate transaction, which would or would reasonably be likely to involve a material change in:

• the manner in which the Beadell Group conducts its business;

• the nature (including balance sheet classification), extent or value of the assets of the Beadell Group; or

• the nature (including balance sheet classification), extent or value of the liabilities of the Beadell Group;

7 Great Panther becoming aware that the Beadell Representation and Warranty in paragraph (t) of Schedule 4 is materially inaccurate;

8 Beadell announcing, making, declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its members (whether in cash or in specie);

9 Beadell amending the terms of the Beadell Option Plan;

10 Beadell amending the terms of the Beadell Convertible Securities, or changing, removing or accelerating any vesting conditions or similar attaching to such securities;

11 a member of the Beadell Group making any change to its constitution or other constituting documents;

12 a member of the Beadell Group commencing business activities not already carried out as at the date of this deed, whether by way of acquisition or otherwise;

13 a member of the Beadell Group:

• acquiring, leasing or disposing of;

• agreeing, offering or proposing to acquire, lease or dispose of; or

• announcing or proposing a bid, or tendering, for,

Schedule 2 Definitions and interpretation

Term	Meaning

any business, assets, entity or undertaking, the value of which exceeds AUD$1 million (individually or in aggregate);

14 a member of the Beadell Group entering into a contract or commitment restraining a member of the Beadell Group from competing with any person or conducting activities in any market;

15 a member of the Beadell Group:

• entering into any contract or commitment (including in respect of Financial Indebtedness) requiring payments by the Beadell Group in excess of AUD$1 million (individually or in aggregate) other than any payment required by law;

• (without limiting the foregoing) agreeing to incur capital expenditure of more than AUD$1 million (individually or in aggregate);

• waiving any material third party default where the financial impact on the Beadell Group will be in excess of AUD$1 million (individually or in aggregate);

• accepting as a compromise of a matter less than the full compensation due to a member of the Beadell Group where the financial impact of the compromise on the Beadell Group is more than AUD$1 million (individually or in aggregate); or

• entering into any further ACCs, including ACCs entered into upon a refinancing thereof, where such ACCs include contractual provisions relating to the change of control of any member of the Beadell Group;

16 other than in respect of trade debts in the ordinary course of business, a member of the Beadell Group providing financial accommodation other than to members of the Beadell Group (irrespective of what form of Financial Indebtedness that accommodation takes) in excess of AUD$1 million (individually or in aggregate);

17 a member of the Beadell Group entering into any agreement, arrangement or transaction with respect to derivative instruments (including, but not limited to, swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments, other than in the ordinary course of business and consistent with prior practice and policy;

18 a member of the Beadell Group entering into, or resolving to enter into, a transaction with any related party of Beadell (other than a related party which is a member of the Beadell Group), as defined in section 228 of the Corporations Act;

19   a member of the Beadell Group entering into or materially altering, varying or amending any employment, consulting, severance or similar agreement or arrangement (including the entering into or varying any change of control arrangements and the granting or amendment of any bonuses, payments, share payments, equity incentive remuneration, Peformance Rights, deferred share price correlated compensation to the directors, officers and employees of Beadell) with one or more

Schedule 2 Definitions and interpretation

Term	Meaning

of its officers, directors, other executives or employees, or accelerating or otherwise materially increasing compensation or benefits for any of the above, in each case other than pursuant to:

• contractual arrangements in effect on the date of this deed; or

• Beadell’s policies and guidelines in effect on the date of this deed,

provided that (i) the aggregate of all increases in compensation or benefits is no greater than AUD$200,000, and (ii) in any event there will be no change to any of the payments to be made to or consideration to be received by the directors, officers, executives or employees of Beadell as set forth in the Beadell Disclosure Letter; upon termination or change of control;

20 a member of the Beadell Group paying any of its officers, directors, other executives or employees a termination or retention payment, other than in accordance with contractual arrangements in effect on the date of this deed;

21 a member of the Beadell Group entering into any enterprise bargaining agreement other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this deed;

22 a member of the Beadell Group changing any accounting policy applied by them to report their financial position other than any change in policy required by a change in accounting standards, where such change is material to the Beadell Group taken as a whole;

23 a member of the Beadell Group doing anything that would result in a change in the Beadell Consolidated Tax Group; or

24 notice of any material investigation, prosecution, arbitration, litigation or dispute threatened against a member of the Beadell Group which could reasonably be expected to give rise to a liability for the Beadell Group in excess of AUD$1 million (Material Proceedings) and for the avoidance of doubt which is not frivolous or vexatious, or circumstances arising which could reasonably be expected to give rise to any Material Proceedings. For the avoidance of doubt, Material Proceedings do not include any liability relating to an investigation, prosecution, arbitration, litigation or dispute to the extent that an insurer has agreed to cover the liability under an insurance policy maintained by a member of the Beadell Group.

Beadell Reimbursement Fee	AUD$2.2 million.

Beadell Representations and Warranties	the representations and warranties of Beadell set out in Schedule 4, as each is qualified by clause 7.5.

Schedule 2 Definitions and interpretation

Term	Meaning

Beadell Share	a fully paid ordinary share in the capital of Beadell.

Beadell Share Register	the register of members of Beadell maintained in accordance with the Corporations Act.

Beadell Shareholder	each person who is registered as the holder of a Beadell Share in the Beadell Share Register.

Beadell Warrant	an warrant to acquire one unissued Beadell Share itemised in Schedule 5.

Business Day	a day that is not a Saturday, Sunday or a public holiday or bank holiday in Perth or Vancouver.

Claim	any claim, demand, legal proceedings or cause of action (including any claim, demand, legal proceedings or cause of action:

1 based in contract, including breach of warranty;

2 based in tort, including misrepresentation or negligence;

3 under common law or equity; or

4 under statute, including the Australian Consumer Law (being Schedule 2 of the Competition and Consumer Act 2010 (Cth) (CCA)) or Part VI of the CCA, or like provision in any state or territory legislation), in any way relating to this deed or the Transaction, and includes a claim, demand, legal proceedings or cause of action arising under an indemnity in this deed.

Competing Proposal	1 in respect of Beadell, any proposal, agreement, arrangement or transaction (whether or not publicly announced) which, if entered into or completed, would:

a. mean a Third Party (either alone or together with any Associate) would:

i. directly or indirectly acquire a Relevant Interest in, or have a right to acquire, a legal, beneficial or economic interest in, or control of, 20% or more of the Beadell Shares or of the share capital of any material Subsidiary of Beadell;

ii. acquire Control of Beadell or any material Subsidiary of Beadell;

iii. directly or indirectly acquire or become the holder of, or otherwise acquire or have a right to acquire, a legal, beneficial or economic interest in, or control of, all or a

Schedule 2 Definitions and interpretation

Term	Meaning

material part of Beadell’s business or assets or the business or assets of the Beadell Group;

iv. otherwise directly or indirectly acquire or merge with Beadell or a material Subsidiary of Beadell; or

b. require Beadell to abandon, or otherwise fail to proceed with, the Transaction,

whether by way of takeover bid, members’ or creditors’ scheme of arrangement, shareholder approved acquisition, capital reduction, buy back, sale or purchase of shares, other securities or assets, assignment of assets and liabilities, incorporated or unincorporated joint venture, dual-listed company (or other synthetic merger), deed of company arrangement, any debt for equity arrangement or other transaction or arrangement; and

2 in respect of Great Panther, any proposal, agreement, arrangement or transaction (whether or not publicly announced) which, if entered into or completed, would:

a. mean a Third Party (either alone or together with any Associate) would:

i. acquire Control of Great Panther or any material Subsidiary of Great Panther;

ii.    directly or indirectly acquire or become the holder of, or otherwise acquire or have a right to acquire, a legal, beneficial or economic interest in, or control of, all or greater than 50% of Great Panther’s business or assets or the business or assets of the Great Panther Group;

iii. otherwise directly or indirectly acquire or merge with Great Panther or a material Subsidiary of Great Panther; or

b. require Great Panther to abandon, or otherwise fail to proceed with, the Transaction,

whether by way of takeover bid, members’ or creditors’ scheme of arrangement, shareholder approved acquisition, capital reduction, buy back, sale or purchase of shares, other securities or assets, assignment of assets and liabilities, incorporated or unincorporated joint venture, dual-listed company (or other synthetic merger), deed of company arrangement, any debt for equity arrangement or other transaction or arrangement.

For the avoidance of doubt, each successive material modification or variation of any proposal, agreement, arrangement or transaction in relation to a Competing Proposal will constitute a new Competing Proposal.

Condition Precedent	each of the conditions set out in clause 3.1 and 3.2.

Confidentiality	the confidentiality agreement between Great Panther and Beadell

Schedule 2 Definitions and interpretation

Term	Meaning

Agreement	dated 22 March 2018.

Control	the meaning given in section 50AA of the Corporations Act.

Corporations Act	the Corporations Act 2001 (Cth), as modified or varied by ASIC.

Corporations Regulations	the Corporations Regulations 2001 (Cth).

Court	the Federal Court of Australia (Perth registry) or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Great Panther and Beadell.

Debenture Indenture	the debenture indenture between Beadell and Computershare Trust Company of Canada (as Debenture Trustee and Collateral Agent) dated 17 May 2018.

Deed Poll	a deed poll in the form of Attachment 3 under which Great Panther covenants in favour of the Scheme Shareholders to perform the obligations attributed to Great Panther under the Scheme.

Director Beadell Share	any Beadell Share:

1 held by or on behalf of a Beadell Board Member; or

2 listed as an indirect interest in the latest Appendix 3X or Appendix 3Y lodged by Beadell with ASX in respect of each Beadell Board Member.

Director Great Panther Share	any Great Panther Share held by or on behalf of a Great Panther Board Member or of which a Great Panther Board Member has the capacity to control the voting.

Effective	when used in relation to the Scheme, the coming into effect, under subsection 411(10) of the Corporations Act, of the order of the Court made under paragraph 411(4)(b) of the Corporations Act in relation to the Scheme.

Effective Date	the date on which the Scheme becomes Effective.

Schedule 2 Definitions and interpretation

Term	Meaning

End Date	the date 6 months after the date of this deed, or such other date as agreed in writing by the parties.

Environmental Approvals	all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or Claims, whether or not having the force of law, issued or required by any Governmental Agency pursuant to any Environmental Laws.

Environmental Laws	all applicable Laws whether foreign or domestic, including applicable common law and civil law, for the protection of the natural environment and human health and safety and for the regulation of contaminants, pollutants, waste, toxic and hazardous substances, and includes Environmental Approvals.

Excluded Shareholder	any Beadell Shareholder who is a member of the Great Panther Group or who holds any Beadell Shares on behalf of, or for the benefit of, any member of the Great Panther Group and does not hold Beadell Shares on behalf of, or for the benefit of, any other person.

Exclusivity Period	the period from and including the date of this deed to the earlier of:

1 the date of termination of this deed;

2 the End Date; and

3 the Effective Date.

Facility Agreement	the Amended and Restated Export Prepayment Agreement between Banco Santander (Brasil) S.A., Grand Cayman Branch Itau BBA International PLC, Banco Santander S.A., Banco Santander (Brasil) S.a., Grand Cayman Branch, Banco Santander (Brasil) S.A. and Beadell Brasil LTDA, dated 20 January 2015, as amended pursuant to an amendment agreement dated as of June 22, 2017 and as further amended pursuant to a waiver letter dated July 11, 2018.

Fairly Disclosed	a reference to ‘Fairly Disclosed’ by a party means disclosed to the other party or any of its Related Persons (Disclosee) to a sufficient extent, and in sufficient detail, so as to enable a reasonable person in the position of the Disclosee to identify the nature and scope of the relevant matter, event or circumstance (including, in each case, that the potential financial effect of the relevant matter, event or circumstance, and any consequent impact on the rights or obligations of either party under this deed, was reasonably ascertainable from the information disclosed).

Schedule 2 Definitions and interpretation

Term	Meaning

Financial Adviser	any financial adviser retained by a party in relation to the Transaction from time to time.

Financial Indebtedness	any debt or other monetary liability (whether actual or contingent) in respect of monies borrowed or raised or any financial accommodation including under or in respect of any:

1 bill, bond, debenture, note or similar instrument;

2 acceptance, endorsement or discounting arrangement;

3 guarantee;

4 finance or capital lease;

5 agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service; or

6 obligation to deliver goods or provide services paid for in advance by any financier.

and, for the avoidance of doubt, all amounts owed to MACA as at the date hereof constitute Financial Indebtedness

FIRB	the Foreign Investment Review Board.

First Court Date	the first day on which an application made to the Court for an order under subsection 411(1) of the Corporations Act convening the Scheme Meeting is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

Government Agency	any foreign or Australian government or governmental, semi- governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity (including any stock or other securities exchange), or any minister of the Crown in right of the Commonwealth of Australia or any State, and any other federal, state, provincial, or local government, whether foreign or Australian.

Great Panther Board	the board of directors of Great Panther and a Great Panther Board Member means any director of Beadell comprising part of the Great Panther Board.

Schedule 2 Definitions and interpretation

Term	Meaning

Great Panther Disclosure Materials	the documents and information contained in the data room made available by Great Panther to Beadell and its Related Persons at 2pm (Vancouver time) on 22 September 2018.

Great Panther Group	Great Panther and each of its Subsidiaries, and a reference to a Great Panther Group Member or a member of the Great Panther Group is to Great Panther or any of its Subsidiaries.

Great Panther Indemnified Parties	Great Panther, its Subsidiaries and their respective directors, officers and employees.

Great Panther Information	1 with respect to the Scheme Booklet, information regarding the Great Panther Group, and the Merged Group, provided by Great Panther to Beadell in writing for inclusion in the Scheme Booklet (excluding any information provided by Beadell to Great Panther, or obtained by Great Panther from an announcement made by Beadell to ASX or from a publicly available document lodged by it with ASIC, contained in, or used in the preparation of, the information regarding the Merged Group), including:

• any letter from Great Panther’s Chairman;

• information about Great Panther, other Great Panther Group Members, the businesses of the Great Panther Group, Great Panther’s interests and dealings in Beadell Shares, Great Panther’s intentions for Beadell and Beadell’s employees, and funding for the Scheme; and

• any other information required under the Corporations Act, Corporations Regulations or RG 60 to enable the Scheme Booklet to be prepared that the parties agree is ‘Great Panther Information’ and that is identified in the Scheme Booklet as such.

For the avoidance of doubt, the Great Panther Information excludes the Beadell Information, the Independent Expert’s Report and any description of the taxation effect of the Transaction on Scheme Shareholders prepared by an external adviser to Beadell; and

2 with respect to the Shareholder Circular, information regarding the Great Panther Group prepared by Great Panther for inclusion in the Shareholder Circular that sets out the information required to be included under applicable law and the requirements of the TSX in the Shareholder Circular and such other information required to ensure the Great Panther Shareholders have sufficient detail to form a reasoned judgment concerning the matters to be placed before them at the Shareholder Meeting, which for the avoidance of doubt does not include the Beadell Information.

Great Panther Material	an event, change, condition, matter, circumstance or thing occurring before, on or after the date of this deed (each a

Schedule 2 Definitions and interpretation

Term	Meaning

Adverse Change	Specified Event) which, whether individually or when aggregated with all such events, changes, conditions, matters, circumstances or things of a like kind that have occurred or are reasonably likely to occur, has had or would be considered reasonably likely to have:

1 a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Great Panther Group taken as a whole; or

2 without limiting the generality of paragraph 1 above:

• the effect of a diminution in the value of the consolidated net assets of the Great Panther Group, taken as a whole, by at least AUD$15 million against what it would reasonably have been expected to have been but for such Specified Event; or

• the effect of a diminution in the consolidated earnings before interest and tax of the Great Panther Group, taken as a whole, by at least AUD$15 million in any financial year for the Great Panther Group against what they would reasonably have been expected to have been but for such Specified Event, other than those events, changes, conditions, matters, circumstances or things:

3 arising from the announcement of the Transaction;

4 any natural disaster provided that it does not have a materially disproportionate effect on Great Panther relative to Beadell;

5 changes affecting the mining industry generally provided that such changes do not have a materially disproportionate effect on Great Panther relative to Beadell;

6 required or permitted by this deed, the Scheme or the transactions contemplated by either;

7 that are Fairly Disclosed in the Great Panther Disclosure Materials;

8 agreed to in writing by Beadell;

9 arising as a result of any generally applicable change in law or governmental policy;

10 arising from changes in economic or business conditions (including interest rates and commodity prices) that impact on Great Panther and Beadell in a similar manner; or

11 that Great Panther Fairly Disclosed in a publicly available document lodged by it with SEDAR, in the 12 months prior to the date of this deed.

Great Panther	other than as:
Prescribed Occurrence
1 required or permitted by this deed, the Scheme or the transactions contemplated by either;

2 Fairly Disclosed in the Great Panther Disclosure Materials;

Schedule 2 Definitions and interpretation

Term	Meaning

3 agreed to in writing by Beadell; or

4 Fairly Disclosed by Great Panther in a publicly available document lodged by it with SEDAR in the 12 months prior to the date of this deed,

the occurrence of any of the following:

13 Great Panther subdivides, re-divides or changes its outstanding shares into a larger number of shares or consolidates, reduces or combines its outstanding shares into a smaller number of shares;

14 a member of the Great Panther Group resolving to reduce its share capital in any way;

15 a member of the Great Panther Group:

• entering into a share repurchase agreement with respect to its own shares; or

• resolving to approve the terms of a share repurchase agreement;

16 a member of the Great Panther Group issuing shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, other than:

• to a directly or indirectly wholly-owned Subsidiary of Great Panther;

• the issue of shares upon the exercise of Great Panther stock options or restricted stock units; or

•     the issue or grants of stock options and restricted stock units under Great Panther‘s existing equity compensation plans to employees, officers, directors or consultants in the ordinary course of business;

17 a member of the Great Panther Group issuing or agreeing to issue securities convertible into shares;

18 a member of the Great Panther Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

19    a member of the Great Panther Group granting a security interest, or agreeing to grant a security interest, in the whole, or a substantial part, of its business or property other than a lien which arises by operation of law or legislation securing an obligation that is not yet due; or

20 an Insolvency Event occurs in relation to a member of the Great Panther Group.

Great Panther Registry	Computershare Trust Company of Canada.

Great Panther	other than as:
Regulated Event
1 required or permitted by this deed, the Scheme or the

Schedule 2 Definitions and interpretation

Term	Meaning

transactions contemplated by either;

2 Fairly Disclosed in the Great Panther Disclosure Materials;

3 agreed to in writing by Beadell; or

4 Fairly Disclosed by Great Panther in a publicly available document lodged by it with SEDAR, in the 12 months prior to the date of this deed,

the occurrence of any of the following:

5 a Great Panther Group Member reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

6     a Great Panther Group Member acquiring or disposing of, or entering into or announcing any agreement for the acquisition or disposal of, any asset or business, or entering into any corporate transaction, which would or would reasonably be likely to involve a material change in:

• the manner in which the Great Panther Group conducts its business;

• the nature (including balance sheet classification), extent or value of the assets of the Great Panther Group; or

• the nature (including balance sheet classification), extent or value of the liabilities of the Great Panther Group;

7 Beadell becoming aware that the Great Panther Representation and Warranty in paragraph (m) of Schedule 3 is materially inaccurate;

8     Great Panther announcing, making, declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its members (whether in cash or in specie), other than in the ordinary course of business and consistent with prior practice and policy;

9 Great Panther Group making any material change to its constitution or other constating documents;

10 a member of the Great Panther Group commencing business activities not already carried out as at the date of this deed, whether by way of acquisition or otherwise;

11   a member of the Great Panther Group entering into a contract or commitment materially restraining a member of the Great Panther Group from competing with any person or conducting material activities in any market;

12   other than in respect of trade debtors in the ordinary course of business, a member of the Great Panther Group providing financial accommodation other than to members of the Great Panther Group (irrespective of what form of Financial Indebtedness that accommodation takes) in excess of AUD$2 million (individually or in aggregate);

13 a member of the Great Panther Group entering into any agreement, arrangement or transaction with respect to

Schedule 2 Definitions and interpretation

Term	Meaning

derivative instruments (including, but not limited to, swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments, other than in the ordinary course of business and consistent with prior practice and policy;

14 a member of the Great Panther Group paying any of its officers, directors, other executives or employees a termination or retention payment, other than in accordance with contractual arrangements in effect on the date of this deed;

15 a member of the Great Panther Group changing any accounting policy applied by them to report their financial position other than any change in policy required by a change in accounting standards, where such change is material to the Great Panther Group taken as a whole;

16 notice of any material investigation, prosecution, arbitration, litigation or dispute threatened against a member of the Great Panther Group which could reasonably be expected to give rise to a liability for the Great Panther Group in excess of AUD$2 million (Material Proceedings) and for the avoidance of doubt which is not frivolous or vexatious, or circumstances arising which could reasonably be expected to give rise to any Material Proceedings. For the avoidance of doubt, Material Proceedings do not include any liability relating to an investigation, prosecution, arbitration, litigation or dispute to the extent that an insurer has agreed to cover the liability under an insurance policy maintained by a member of the Great Panther Group.

Great Panther Reimbursement Fee	AUD$2.2 million.

Great Panther Representations and Warranties	the representations and warranties of Great Panther set out in Schedule 3.

Great Panther Shareholder	each person who is registered as the holder of a Great Panther Share.

Great Panther Shares	fully paid common shares in the capital of Great Panther.
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board.

Implementation Date	the fifth Business Day after the Scheme Record Date, or such other date after the Scheme Record Date as the parties agree in writing.

Schedule 2 Definitions and interpretation

Term	Meaning

Independent Expert	the independent expert in respect of the Scheme appointed by Beadell.

Independent Expert’s Report	the report to be issued by the Independent Expert in connection with the Scheme, setting out the Independent Expert’s opinion whether or not the Transaction is in the best interest of Beadell Shareholders and the reasons for holding that opinion.

Ineligible Foreign Shareholder	a Scheme Shareholder whose address shown in the Share Register on the Scheme Record Date is a place outside Australia and its external territories, New Zealand, Canada or the United States, unless Great Panther, in consultation with Beadell, determines that it is lawful and not unduly onerous or impracticable to issue that Scheme Shareholder with New Great Panther Shares when the Scheme becomes Effective.

Insolvency Event	in relation to an entity:

1 the entity resolves that it be wound up or dissolved (or any steps are taken to pass a resolution for the winding up or dissolution of the entity) or a court makes an order for the winding up or dissolution of the entity (or an application is made or any steps are taken to make an application for such an order), other than where the order is set aside (or the application is stayed, withdrawn or dismissed) within 14 days;

2 a liquidator, provisional liquidator, administrator, receiver, interim receiver, receiver and manager, monitor, trustee in bankruptcy, proposal trustee or other insolvency official is appointed (or any steps are taken to appoint, or to pass a resolution to appoint, any of those persons) to the entity or in relation to the whole, or a substantial part, of its assets;

3 the entity is subject to any arrangement, assignment, moratorium or composition or protected from creditors under any statute, or any proceedings with respect to the entity are commenced under the compromise or arrangement provisions of any statute (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties);

4 the entity is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act, or becomes insolvent or makes a voluntary assignment or proposal in bankruptcy or otherwise acknowledges its insolvency, or a bankruptcy petition is filed or presented against the entity, or the entity commits or threatens to commit an act of bankruptcy;

5 the entity is deregistered as a company (in a jurisdiction where deregistration without liquidation is permitted) or otherwise dissolved; or

6 something having a substantially similar effect to anything in

Schedule 2 Definitions and interpretation

Term	Meaning

paragraphs 1 to 5 of this definition in connection with the entity under the laws of any jurisdiction occurs.

Laws	all laws, by-laws, statutes, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Agency.

Listing Rules	the official listing rules of ASX.

MACA	MACA Limited and MACA Mineracao e Construcao, or any one of them, as the context requires.

MACA Agreement	the ‘Deed of acknowledgement of debt, termination and release of Open Pit Mining Services Contract’ entered into between Beadell, Beadell Brasil Limitada and MACA dated June 2018.

Material Contract	any agreement, contract, deed or other arrangement, right or instrument (each of the foregoing things or matters being a Right) which:

1 involves the provision of financial accommodation to any member of the Beadell Group;

2 imposes obligations or liabilities on any party of at least AUD$750,000 over the life of the Right;

3 contributes, or is reasonably likely to contribute AUD$750,000 per annum of consolidated EBITDA of the Beadell Group; or

4 is material in the context of the businesses of the Beadell Group taken as a whole.

Merged Group	the combination of the Great Panther Group and the Beadell Group, as comprised by Great Panther and its Subsidiaries following implementation of the Scheme.

New Great Panther Share	a fully paid ordinary share in Great Panther to be issued to Scheme Shareholders under the Scheme.

Operating Rules	the official operating rules of ASX.

Performance Rights Plan	the Long Term Incentive Plan adopted by Beadell in April 2016.

Schedule 2 Definitions and interpretation

Term	Meaning

PFIC	a passive foreign investment company for United States federal income tax purposes.

Registered Address	in relation to a Beadell Shareholder, the address shown in the Beadell Share Register as at the Scheme Record Date.

Regulator’s Draft	the draft of the Scheme Booklet in a form which is provided to ASIC for approval pursuant to subsection 411(2) of the Corporations Act.

Regulatory Approval	a clearance, waiver, ruling, approval, relief, confirmation, exemption, consent or declaration set out in clause 3.1(a).

Related Bodies Corporate	the meaning set out in section 50 of the Corporations Act.

Related Person	1 in respect of a party or its Related Bodies Corporate, each director, officer, employee, adviser, agent or representative of that party or Related Body Corporate; and

2 in respect of a Financial Adviser, each director, officer, employee or contractor of that Financial Adviser.

Relevant Interest	the meaning given in sections 608 and 609 of the Corporations Act.

Relevant Material Contracts	those Material Contracts set out in the Disclosure Letter in respect of which the execution and delivery by Beadell of this deed and the performance by Beadell of it obligations hereunder and the completion of the Transaction will conflict with or result in the breach of or a default under or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights, other than:

1 the Convertible Debentures,

2 the Facility Agreement,

3 the ACCs, and

4 the MACA Agreement.

Replacement Warrant	a warrant issued by Great Panther conferring the right on the holder to be issued one new Great Panther Share on the following terms:

1 the exercise price for the Replacement Warrants will equal the

Schedule 2 Definitions and interpretation

Term	Meaning

exercise price of the Beadell Warrants divided by 0.0619;

2 the expiry date of the Replacement Warrants will be the same as the expiry date for the Beadell Warrants; and

3 the Replacement Warrants will otherwise be on substantially the same terms and conditions as the Beadell Warrants, with such modifications as are necessary to comply with Great Panther’s status as a British Columbia company and to comply with applicable Canadian securities laws and stock exchange requirements.

RG 60	Regulatory Guide 60 issued by ASIC in September 2011.

Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Beadell and the Scheme Shareholders, the form of which is attached as Attachment 2, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by Great Panther and Beadell.

Scheme Booklet	the scheme booklet to be prepared by Beadell in respect of the Transaction in accordance with clause 5.2(a) to be despatched to the Beadell Shareholders and which must include or be accompanied by:

• a copy of the Scheme;

• an explanatory statement complying with the requirements of the Corporations Act, the Corporations Regulations and RG 60;

• the Independent Expert’s Report;

• a copy or summary of this deed;

• a copy of the executed Deed Poll;

• a notice of meeting;

• a proxy form.

Scheme Consideration	the consideration to be provided by Great Panther to each Scheme Shareholder for the transfer to Great Panther of each Scheme Share, being for each Beadell Share held by a Scheme Shareholder as at the Scheme Record Date, an amount of 0.0619 New Great Panther Shares.

Scheme Meeting	the meeting of Beadell Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on the Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Schedule 2 Definitions and interpretation

Term	Meaning

Scheme Record Date	7.00pm on the fifth Business Day after the Effective Date or such other time and date as the parties agree in writing.

Scheme Shareholder	a holder of Beadell Shares recorded in the Beadell Share Register as at the Scheme Record Date (other than an Excluded Shareholder).

Scheme Shares	all Beadell Shares held by the Scheme Shareholders as at the Scheme Record Date.

Scheme Warrant	a Beadell Warrant held by a Scheme Warrantholder as at the Warrant Scheme Record Date.

Scheme Warrantholder	holders of Beadell Warrants recorded in Beadell’s register of warrantholders as at the Warrant Scheme Record Date.

Second Court Date	the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

Security Interest	the meaning given in section 51A of the Corporations Act.

SEDAR	the System for Electronic Document Analysis and Retrieval as available at www.sedar.com and Great Panther’s profile thereon.

Shareholder Circular	the notice of meeting and accompanying information circular to be prepared by Great Panther in respect of the Transaction in accordance with clause 5.3(g) to be despatched to Great Panther Shareholders, which information circular shall contain sufficient detail to permit the Great Panther Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Shareholder Meeting.

Shareholder Meeting	the meeting of Great Panther Shareholders to consider and vote on the Transaction, including the issuance of the Scheme Consideration, and includes any meeting convened following any adjournment or postponement of that meeting.

Subsidiary	the meaning given in Division 6 of Part 1.2 of the Corporations Act.

Schedule 2 Definitions and interpretation

Term	Meaning

Superior Proposal	a bona fide written Competing Proposal:

1 of the kind referred to in any of paragraphs a.ii, a.iii and a.iv of the definition of Competing Proposal:

2 not resulting from a breach by Beadell of any of its obligations under clause 11 of this deed (it being understood that any actions by the Related Persons of Beadell not permitted by clause 11 will be deemed to be a breach by Beadell for the purposes of that clause);

3 not subject to due diligence, financing or other conditions which are more onerous or uncertain as regards their satisfaction than the Conditions Precedent; and

4 that the Beadell Board, acting in good faith, and after taking advice from its external legal advisers, determines (i) is reasonably capable of being valued and completed within a reasonable timeframe (not exceeding six months) and in accordance with its terms; and (ii) would, if so implemented, result in a more favourable outcome for Beadell Shareholders (as a whole) than would result from the Transaction (as amended or varied following application of the matching right set out in clause 11.5), in each case taking into account all terms and conditions and other aspects of the Competing Proposal (including any timing considerations, any conditions precedent, the identity of the proponent or other matters affecting the probability of the Competing Proposal being completed) and of the Transaction.

Support Statements	statements from holders of Beadell Shares to the effect that they intend to vote in favour of the Scheme in the absence of a Superior Proposal procured by Beadell and delivered in accordance with clause 4.3.

Takeovers Panel	the Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

Tax Act	the Income Tax Assessment Act 1997 (Cth).

Tax (and Taxes)	all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Agency, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, pension premiums, excise, severance, social security, workers’

Schedule 2 Definitions and interpretation

Term	Meaning

compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Agency on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

Tax Returns	all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Agency or required to be made, prepared or filed with any Governmental Agency relating to Taxes.

Third Party	a person other than Great Panther, its Related Bodies Corporate and its other Associates.

Timetable	the indicative timetable for the implementation of the Transaction set out in Attachment 1.

Transaction	the acquisition of the Scheme Shares by Great Panther through implementation of the Scheme in accordance with the terms of this deed and, if applicable, the acquisition of the Beadell Warrants in exchange for the Warrant Consideration in accordance with the terms of the Warrant Scheme.

TSX	the Toronto Stock Exchange Inc.

Warrant Consideration	the consideration to be provided by Great Panther to each Beadell Warrantholder or, if Beadell proposes the Warrant Scheme, each Scheme Warrantholder for exchange of each Beadell Warrant or the cancellation of each Scheme Warrant, as applicable, being for each Beadell Warrant or Scheme Warrant, as applicable, 0.0619 of a Replacement Warrant.

Warrant Deed Poll	a deed poll substantially in the form of the Attachment 4, under which Great Panther covenants in favour of the Scheme Warrantholders to perform the obligations attributed to Great Panther under the Warrant Scheme.

Warrant Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Beadell and the Scheme Warrantholders, substantially in

Schedule 2 Definitions and interpretation

Term	Meaning

the form of Attachment 5, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by Great Panther and Beadell.

Warrant Scheme Record Date	7:00pm on the fifth Business Day after the Effective Date or such other time and date as the parties agree.

2	Interpretation

2.1	Interpretation

In this deed:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this deed;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(e)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency, as well as an individual;

(f)	a reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to this deed;

(g)	a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re enactments of any of them (whether passed by the same or another Government Agency with legal power to do so);

(h)	a reference to a document (including this deed) includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to ‘$’, ‘A$’ or ‘dollar’ is to the lawful currency of Australia;

(j)	a reference to any time is, unless otherwise indicated, a reference to that time in Perth;

(k)	a term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1.1 of this Schedule 2, has the same meaning when used in this deed;

(l)	a reference to a party to a document includes that party’s successors and permitted assignees;

(m)	no provision of this deed will be construed adversely to a party because that party was responsible for the preparation of this deed or that provision;

Schedule 2 Definitions and interpretation

(n)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(o)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(p)	a reference to a body (including an institute, association or authority), other than a party to this deed, whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(q)	a reference to an agreement other than this deed includes a deed and any legally enforceable undertaking, agreement, arrangement or understanding, whether or not in writing;

(r)	a reference to liquidation or insolvency includes appointment of an administrator, a reconstruction, winding up, dissolution, deregistration, assignment for the benefit of creditors, bankruptcy, or a scheme, compromise or arrangement with creditors (other than solely with holders of securities or derivatives),or any similar procedure or, where applicable, changes in the constitution of any partnership or Third Party, or death;

(s)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(t)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(u)	if an act prescribed under this deed to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day;

(v)	a reference to the Listing Rules and the Operating Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party; and

(w)	a reference to something being “reasonably likely” (or to a similar expression) is a reference to that thing being more likely than not to occur when assessed objectively.

2.2	Interpretation of inclusive expressions

Specifying anything in this deed after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

2.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

Schedule 3

Great Panther Representations and Warranties

Great Panther represents and warrants to Beadell (in its own right and separately as trustee or nominee for each of the other Beadell Indemnified Parties) that:

(a)	Great Panther Information: the Great Panther Information provided for inclusion in the Scheme Booklet, as at the date the Scheme Booklet is despatched to Beadell Shareholders, will not contain any statement which is materially misleading or deceptive (with any statement of belief or opinion having being formed on a reasonable basis), including by way of omission from that statement;

(b)	basis of Great Panther Information: the Great Panther Information provided for inclusion in the Scheme Booklet:

(1)	will be provided to Beadell in good faith and on the understanding that Beadell and each other Beadell Indemnified Party will rely on that information for the purposes of preparing the Scheme Booklet and determining to proceed with the Transaction; and

(2)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60 and the Listing Rules,

and all information provided by Great Panther to the Independent Expert will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(c)	new information: it will, as a continuing obligation, provide to Beadell all further or new information which arises after the Scheme Booklet has been despatched to Beadell Shareholders (other than Excluded Shareholders) until the date of the Scheme Meeting which is necessary to ensure that the Great Panther Information is not misleading or deceptive (including by way of omission);

(d)	Great Panther Information in Shareholder Circular: the Great Panther Information contained in the Shareholder Circular, as at the date the Scheme Booklet is despatched to Beadell Shareholders, will not contain any statement which is materially misleading or deceptive (with any statement of belief or opinion having being formed on a reasonable basis), including by way of omission from that statement;

(e)	basis of Great Panther Information in Shareholder Circular: the Great Panther Information:

(1)	will be prepared and included in the Shareholder Circular in good faith and on the understanding that Beadell and each other Beadell Indemnified Party will rely on that information for the purpose of determining to proceed with the Transaction; and

(2)	will comply in all material respects with all applicable laws and the requirements of the TSX;

(f)	new information for Shareholder Circular: it will, as a continuing obligation (but in respect of the Beadell Information in the Shareholder Circular, only to the

Schedule 3 Great Panther Representations and Warranties

extent that Beadell provides Great Panther with updates to the Beadell Information), ensure that the Shareholder Circular is updated or supplemented to include all further or new information which arises after the Shareholder Circular has been despatched to Great Panther Shareholders until the date of the Shareholder Meeting which is necessary to ensure that the Shareholder Circular is not misleading or deceptive (including by way of omission);

(g)	validly existing: it is a validly existing corporation registered under the laws of its place of incorporation;

(h)	authority: the execution and delivery of this deed has been properly authorised by all necessary corporate action of Great Panther;

(i)	power: it has full capacity, corporate power and lawful authority to execute, deliver and perform its obligations under this deed;

(j)	no default: this deed does not conflict with or result in the breach of or a default under:

(1)	any provision of Great Panther’s constating documents; or

(2)	any writ, order or injunction, judgment, law, rule or regulation to which it is party or subject or by which it or any other Great Panther Group Member is bound,

and it is not otherwise bound by any agreement that would prevent or restrict it from entering into or performing this deed;

(k)	deed binding: this deed is a valid and binding obligation of Great Panther, enforceable in accordance with its terms;

(l)	continuous disclosure: Great Panther has complied in all material respects with its disclosure obligations under all applicable laws, rules or regulations, including the requirements of the TSX and NYSE;

(m)	capital structure: its capital structure, including all issued securities as at the date of this deed, is as set out in Schedule 5 and it has not issued or granted (or agreed to issue or grant) any other securities, options, warrants, performance rights or other instruments which are still outstanding and may convert into Great Panther Shares other than as set out in Schedule 5 and it is not under any obligation to issue or grant, and no person has any right to call for the issue or grant of, any Great Panther Shares, options, warrants, performance rights or other securities or instruments in Great Panther Shares;

(n)	Insolvency Event or regulatory action: no Insolvency Event has occurred in relation to it or another Great Panther Group Member, nor has any regulatory action of any nature been taken that would prevent or restrict its ability to fulfil its obligations under this deed;

(o)	Great Panther Disclosure Materials: it has collated and prepared all of the Great Panther Disclosure Materials in good faith for the purposes of a due diligence process and in this context, as far as Great Panther is aware, the Great Panther Disclosure Materials have been collated with all reasonable care and skill;

(p)	all information: it is not aware of any information relating to the Great Panther Group or its respective businesses or operations (having made reasonable enquiries) as at the date of this deed that has or could reasonably be expected to give rise to a Great Panther Material Adverse Change that has not been disclosed in an announcement by Great Panther to SEDAR or in the Great Panther Disclosure Materials;

Schedule 3 Great Panther Representations and Warranties

(q)	not misleading: all information it has provided to the Independent Expert, pursuant to clause 5.3(c) or otherwise, or to Beadell, is accurate in all material respects and not misleading, and it has not omitted any information required to make the information provided to the Independent Expert or Beadell not misleading; and

(r)	New Great Panther Shares: the New Great Panther Shares to be issued in accordance with clause 4.3 and the terms of the Scheme will be duly authorised and validly issued or transferred, fully paid and free of all security interests and third party rights and will rank equally with all other Great Panther Shares then on issue.

Schedule 4

Beadell Representations and Warranties

Beadell represents and warrants to Great Panther (in its own right and separately as trustee or nominee for each of the other Great Panther Indemnified Parties) that:

(a)	Beadell Information: the Beadell Information contained in the Scheme Booklet, as at the date the Scheme Booklet is despatched to Beadell Shareholders, will not contain any statement which is materially misleading or deceptive (with any statement of belief or opinion having being formed on a reasonable basis), including by way of omission from that statement;

(b)	basis of Beadell Information: the Beadell Information:

(1)	will be prepared and included in the Scheme Booklet in good faith and on the understanding that Great Panther and each other Great Panther Indemnified Party will rely on that information for the purpose of determining to proceed with the Transaction; and

(2)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60 and the Listing Rules,

and all information provided by Beadell to the Independent Expert will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(c)	new information: it will, as a continuing obligation (but in respect of the Great Panther Information, only to the extent that Great Panther provides Beadell with updates to the Great Panther Information), ensure that the Scheme Booklet is updated or supplemented to include all further or new information which arises after the Scheme Booklet has been despatched to Beadell Shareholders (other than Excluded Shareholders) until the date of the Scheme Meeting which is necessary to ensure that the Scheme Booklet is not misleading or deceptive (including by way of omission);

(d)	Beadell Information in Shareholder Circular: the Beadell Information provided for inclusion in the Shareholder Circular, as at the date the Shareholder Circular is mailed to Great Panther Shareholders, will not contain any statement which is materially misleading or deceptive (with any statement of belief or opinion having being formed on a reasonable basis), including by way of omission from that statement;

(e)	basis of Beadell Information in Shareholder Circular: the Beadell Information provided for inclusion in the Shareholder Circular:

(1)	will be provided to Great Panther in good faith and on the understanding that Great Panther and each other Great Panther Indemnified Party will rely on that information for the purposes of preparing the Shareholder Circular and determining to proceed with the Transaction; and

(2)	will comply in all material respects with all applicable laws and the requirements of the TSX;

Schedule 4 Beadell Representations and Warranties

(f)	new information for Shareholder Circular: it will, as a continuing obligation, provide to Great Panther all further or new information which arises after the Shareholder Circular has been despatched to Great Panther Shareholders until the date of the Shareholder Meeting which is necessary to ensure that the Beadell Information in the Shareholder Circular is not misleading or deceptive (including by way of omission);

(g)	validly existing: Beadell and each Beadell Group Member is a validly existing corporation registered under the laws of its place of incorporation, has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted and is registered, licensed or otherwise qualified as an extra-provincial corporation, a corporation (in accordance with the laws of the country of domicile) or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not be material to the Beadell Group as a whole;

(h)	authority: the execution and delivery of this deed by Beadell and all other agreements and instruments to be executed by Beadell as contemplated by this deed, and the completion by Beadell of the Transaction have been authorized by the Beadell Board and, subject to satisfaction of the Conditions Precedent, no other corporate proceedings on the part of Beadell are necessary to authorize this deed or to complete the Transaction;

(i)	power: Beadell has all necessary power, authority and capacity to enter into this deed and all other agreements and instruments to be executed by Beadell as contemplated by this deed, and to perform its obligations hereunder and under such other agreements and instruments;

(j)	no default or acceleration: the execution and delivery by Beadell of this deed and the performance by it of its obligations hereunder and the completion of the Transaction does not:

(1)	conflict with or result in the breach of or a default under or entitle any person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)	Beadell’s constitution;

(B)	any material agreement (including any financing arrangements) or any writ, order or injunction, judgment, law, rule or regulation to which it is party or subject or by which it or any other Beadell Group Member is bound; or

(C)	any law or rules or policies of the ASX;

(2)	other than under the Facility Agreement, give rise to any right of termination or acceleration of material Financial Indebtedness, or cause any material Financial Indebtedness owing by any Beadell Group Member to come due before its stated maturity or cause any available credit to cease to be available;

(3)	result in the imposition of any Security Interest upon any of the property or assets of any Beadell Group Member or give any person the right to acquire any of Beadell Group Member’s assets, or restrict, hinder, impair or limit the ability of any Beadell Group Member to conduct the business of the Beadell Group as and where it is now being conducted; or

Schedule 4 Beadell Representations and Warranties

(4)	result in or accelerate the time for payment (or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments or otherwise) becoming due to any director or officer of any Beadell Group Member or increase any benefits otherwise payable under any pension or benefits plan of any Beadell Group Member or result in the acceleration of the time of payment or vesting of any such benefits, and Beadell is not otherwise bound by any agreement that would prevent or restrict it from entering into or performing this deed;

(k)	no other default: no Beadell Group Member is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by a Beadell Group Member under its constitution or equivalent organizational documents;

(l)	deed binding: this deed is a valid and binding obligation of Beadell, enforceable against Beadell in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable laws relating to or affecting creditors’ rights generally, and to general principles of equity;

(m)	continuous disclosure: Beadell has complied in all material respects with its continuous disclosure obligations under Listing Rule 3.1 and, other than for this Transaction, it is not relying on the carve-out in Listing Rule 3.1A to withhold any material information from public disclosure;

(n)	Insolvency Event or regulatory action: no Insolvency Event has occurred in relation to it or another Beadell Group Member, nor has any regulatory action of any nature been taken that would prevent or restrict its ability to fulfil its obligations under this deed;

(o)	Beadell Disclosure Materials: it has collated and prepared all of the Beadell Disclosure Materials in good faith for the purposes of a due diligence process and in this context, as far as Beadell is aware, the Beadell Disclosure Materials have been collated with all reasonable care and skill;

(p)	compliance: each member of the Beadell Group has complied in all material respects with all Australian and foreign laws and regulations applicable to them and orders of Australian and foreign Government Agencies having jurisdiction over them and have all material licenses, authorisations and permits necessary for them to conduct the business of the Beadell Group as presently being conducted;

(q)	all information: it is not aware of any information relating to the Beadell Group or its respective businesses or operations (having made reasonable enquiries) as at the date of this deed that has or could reasonably be expected to give rise to a Beadell Material Adverse Change that has not been disclosed in an announcement by Beadell to ASX or in the Beadell Disclosure Letter;

(r)	not misleading: all information it has provided to the Independent Expert, pursuant to clause 5.2(q) or otherwise, or to Great Panther, is accurate in all material respects and not misleading, and it has not omitted any information required to make the information provided to the Independent Expert or Great Panther not misleading;

(s)	Consents, Approvals and Authorisations: except as Fairly Disclosed in the Beadell Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Government Agency is required to be obtained by any Beadell Group Member in connection with the execution and delivery of this deed or the consummation by Beadell of the Transaction other than:

Schedule 4 Beadell Representations and Warranties

(1)	as contemplated by this deed, including in the Conditions Precedent;

(2)	filings with and approvals required by ASIC and ASX; and

(3)	any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Beadell Material Adverse Change;

(t)	Capitalization: Schedule 5 sets out accurate and complete details of the Beadell Shares, Beadell Convertible Securities, Beadell Warrants and Beadell Convertible Debentures on issue as at the date of this deed (including any vesting or conversion conditions applicable thereto) and there are on issue no other options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate any Beadell Group Member to, directly or indirectly, issue or sell any securities of Beadell or any Beadell Group Member, or give any person a right to subscribe for or acquire, any securities of Beadell or of any Beadell Group Member.

(u)	Beadell Options: all of Beadell Shares issuable upon the exercise of Beadell Options have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Beadell Options have been granted in violation of any law or any pre-emptive or similar rights applicable to them.

(v)	Repurchase obligations: other than the Beadell Convertible Debentures, there are no issued, outstanding or authorized:

(1)	obligations to repurchase, redeem or otherwise acquire any securities of Beadell or any Beadell Group Member, or qualify securities for public distribution in Canada, the United States or elsewhere, or with respect to the voting or disposition of any securities of any Beadell Group Member; or

(2)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any person, directly or indirectly, the right to vote with holders of Beadell Shares on any matter.

(w)	Shareholders’ and Similar Agreements: no Beadell Group Member is party to any shareholder, pooling, voting trust or similar agreement relating to the issued and outstanding securities of any Beadell Group Member.

(x)	Beadell Subsidiaries: the only Subsidiaries of Beadell are those listed in Schedule 6 to this deed and Beadell does not own a direct or indirect voting or equity interest in any entity that is not listed in that schedule and has no agreement or other commitment to acquire such interest. All of the Beadell Subsidiaries are, directly or indirectly, wholly owned by Beadell. All of the outstanding shares and other ownership interests in the Beadell Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Beadell are, except pursuant to restrictions on transfer contained in constituting documents of such subsidiaries, owned free and clear of all Security Interests, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any person to acquire any such shares or other ownership interests in or material assets or properties of any of the Beadell Subsidiaries.

Schedule 4 Beadell Representations and Warranties

(y)	Beadell Financial Statements: the audited consolidated financial statements of Beadell for the financial years ended 31 December 2016 and 2017 and the unaudited consolidated financial statements of Beadell for half year ended 30 June 2018 (including, in each case, any of the notes or schedules to and the auditor’s report on such financial statements, as applicable) (collectively the Beadell Financial Statements):

(1)	were prepared in accordance with IFRS and applicable legal requirements;

(2)	were compiled as to form in all material respects with applicable accounting requirements in Australia;

(3)	fairly present or shall fairly present, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of Beadell and the Beadell Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of Beadell and the Beadell Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements); and

(4)	were not accompanied by any material qualification or limitation on scope,

and Beadell:

(5)	is not presently, nor has been at any time after 31 December 2016, in dispute with its auditors regarding any material matter (including recording of any provision or contingent liability or the carrying value of any asset);

(6)	does not intend to correct or restate, nor, to the knowledge of Beadell is there any basis for any correction or restatement of, any aspect of any of the Beadell Financial Statements; and

(7)	has not determined to materially impair any of its assets in connection with its financial statements for the year ended 31 December 2017.

(z)	Off-balance sheet finance: there are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of Beadell or any of the Beadell Subsidiaries.

(aa)	Disclosure Controls and Procedures: Beadell maintains a system of disclosure controls and procedures which provide reasonable assurance that:

(1)	material information relating to Beadell is made known to the Beadell Board and senior management, including its chief financial officer and chief executive officer; and

(2)	information required to be disclosed by Beadell in its annual filings, interim filings or other reports filed or submitted by it under applicable law and the Listing Rules are recorded, processed, summarized and reported within the time periods specified in applicable law and the Listing Rules.

(bb)	Reportable Audit Events: since 31 December 2016, no Beadell Group Member nor, to Beadell’s knowledge, any director, officer, employee, auditor, accountant or representative of any Beadell Group Member has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or

Schedule 4 Beadell Representations and Warranties

claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Beadell or any of the Beadell Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Beadell or any of the Beadell Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Beadell Board.

(cc)	Books and Records: the corporate records and minute books of Beadell and the Beadell Subsidiaries have been maintained in all material respects in accordance with all applicable laws and are complete and accurate in all material respects. Financial books and records and accounts of Beadell and the Beadell Subsidiaries, in all material respects:

(1)	have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, in accordance with IFRS and the accounting principles generally accepted in the country of domicile of such entity;

(2)	are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Beadell and the Beadell Subsidiaries; and

(3)	accurately and fairly reflect the basis for the Beadell Financial Statements.

(dd)	Financial Indebtedness: other than as disclosed in the Beadell Financial Statements or incurred in the ordinary course of Beadell’s business, consistent with past practice, neither Beadell nor any Beadell Subsidiary has any Financial Indebtedness. As of the date hereof and as of the date of Closing, Beadell and each of the Beadell Subsidiaries is and will be in compliance in all material respects with the terms and conditions of the material Financial Indebtedness of Beadell or any of the Beadell Subsidiaries and has not and will not have received any notice of default or breach of, or termination under, any other instruments governing material Financial Indebtedness of Beadell or any of the Beadell Subsidiaries.

(ee)	No Undisclosed Liabilities: there are no liabilities or obligations of Beadell or of any of the Beadell Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations:

(1)	disclosed in the Beadell Financial Statements or in the notes thereto;

(2)	incurred in the ordinary course of business since 30 June 2018; or

(3)	incurred in connection with this deed.

(ff)	Absence of Changes: except as Fairly Disclosed in the Beadell Disclosure Letter, since 30 June 2018:

(1)	each of Beadell and the Beadell Subsidiaries has conducted its business only in the ordinary course of business;

(2)	each of Beadell and the Beadell Subsidiaries is in material compliance with respect to the payment of all accounts payable and other liabilities as they become due and payable and is not in material default of payment of any such amounts

(3)	there has not occurred and there exists no change, event, occurrence or state of facts which has had or is reasonably likely to have a Beadell Material Adverse Change;

Schedule 4 Beadell Representations and Warranties

(4)	there has not been any acquisition or sale or any agreement for the acquisition or sale by Beadell or any of the Beadell Subsidiaries of any material property or assets thereof; and

(5)	other than in the ordinary course of business, there has not been any incurrence, assumption or guarantee by Beadell or any of the Beadell Subsidiaries of any:

(A)	payment, liability, Security Interest or obligation of any nature;

(B)	debt for borrowed money

(C)	creation or assumption by Beadell or any of the Beadell Subsidiaries of any Security Interest;

(D)	making by Beadell or any of the Beadell Subsidiaries of any loan, advance or capital contribution to or investment in any Third Party (other than (1) loans and advances in an aggregate amount that do not exceed $1,000,000 outstanding at any time, and (2) loans made to other Beadell Subsidiaries); or (E) any entering into, amendment of, relinquishment, termination or non-renewal by Beadell or any of the Beadell Subsidiaries, of any contract, agreement, licence, lease transaction, commitment or other right or obligation;

(6)	Beadell has not declared or paid any dividends or made any other distribution on any of the Beadell Shares or made any redemption or other acquisition of Beadell Shares;

(7)	Beadell has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Beadell Shares;

(8)	other than as expressly permitted by this deed, there has not been any material increase in or modification of the compensation payable to or to become payable by Beadell or any of the Beadell Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement;

(9)	Beadell has not effected any material change in its accounting methods, principles or practices; and

(10)	Beadell has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or similar plan.

(gg)	Company Authorisations: Beadell and the Beadell Subsidiaries have obtained all Authorisations necessary for the ownership, operation, development, maintenance, or use of the material assets of Beadell or the Beadell Subsidiaries or otherwise in connection with the material business or operations of Beadell or the Beadell Subsidiaries and such Authorisations are in full force and effect. Beadell and the Beadell Subsidiaries have complied in all material respects with all Authorisations. There is no action, investigation or proceeding pending or, to the knowledge of Beadell, threatened regarding any of such Authorisations. None of Beadell and the Beadell Subsidiaries has received any written notice of revocation or non-renewal of any such

Schedule 4 Beadell Representations and Warranties

Authorisations, or of any intention of any person to revoke or refuse to renew any of such Authorisations, and all such Authorisations continue to be effective in order for Beadell and the Beadell Subsidiaries to continue to conduct their respective businesses as they are currently being conducted in all material respects. No person other than Beadell or any of the Beadell Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of such Authorisations.

(hh)	Material Contracts:

(1)	The Beadell Disclosure Letter sets out a complete and accurate list of all Material Contracts to which Beadell or any of the Beadell Subsidiaries is a party or is bound. True and complete copies of the Material Contracts have been provided or disclosed in the Beadell Data Room and no such contract has been modified, rescinded or terminated.

(2)	Beadell and the Beadell Subsidiaries have performed in all material respects all their respective obligations required to be performed by them to date under the Material Contracts to which Beadell or any of the Beadell Subsidiaries is a party or bound.

(3)	Except as Fairly Disclosed in the Disclosure Letter, neither Beadell nor any of the Beadell Subsidiaries is in breach or default in any material respect under any Material Contract to which it is a party or bound, nor does Beadell have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(4)	None of Beadell and the Beadell Subsidiaries knows of, or has received written notice of, any breach or default under any such Material Contract by any other party thereto nor, to the knowledge of Beadell, does there exist any condition which with the passage of time or the giving of notice or both would result in a breach or default in any material respect thereunder.

(5)	All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Beadell (or one of the Beadell Subsidiaries, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable law affecting creditors’ rights generally, and to general principles of equity).

(6)	Except as Fairly Disclosed in the Disclosure Letter, none of Beadell or any of the Beadell Subsidiaries is party to any Material Contract or has any material commitment with respect to the Tucano Project that cannot be terminated without payment of any early termination payment, penalty or other liability and without impairment of any rights or Authorisation with respect to the Tucano Project.

(7)	None of Beadell or any of the Beadell Subsidiaries has received any written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not to renew its relationship with Beadell or any of the Beadell Subsidiaries and, to the knowledge of Beadell, no such action has been threatened

(8)	Except as Fairly Disclosed in the Beadell Disclosure Letter, the execution and delivery by Beadell of this deed and the performance by it of its obligations hereunder and the completion of the Transaction does not conflict with or result in the breach of or a default under or

Schedule 4 Beadell Representations and Warranties

entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any Material Contract.

(ii)	Employment Agreements: the Beadell Disclosure Letter includes Fair Disclosure of (i) all payments to be made to the directors, officers and employees of Beadell required to be made as a result of the change of control resulting from completion of the Transction, (ii) all payments required to be made to terminate the directors, officers and employees of Beadell should Beadell terminate such individuals following completion of the Transaction, and (iii) all bonuses, payments, share payments, equity incentive remuneration, Peformance Rights, deferred share price correlated compensation and other consideration payable (or that will become vested) to the directors, officers and employees of Beadell as a result of completion of the Transction, and except as Fairly Disclosed in the Beadell Disclosure Letter:

(1)	Beadell has not entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or any employee in connection with the termination of their position or their employment as a direct result of a change in control of Beadell (including as a result of the Scheme);

(2)	no employee of Beadell has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by law from the employment of an employee without an agreement as to notice or severance;

(3)	Beadell and the Beadell Subsidiaries are and have been operated in all material respects in compliance with all applicable laws relating to wages, labour, human rights, employment and employees;

(4)	there is no material proceeding, action, suit or claim pending or to the knowledge of Beadell, threatened involving any employee of Beadell and the Beadell Subsidiaries;

(5)	Beadell has not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Beadell, threatened against Beadell or any of the Beadell Subsidiaries;

(6)	none of Beadell and the Beadell Subsidiaries is a party to any collective bargaining agreement or is, to the knowledge of Beadell, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement;

(7)	no labour strike, lock-out, slowdown or work stoppage is pending or, to the knowledge of Beadell, threatened against Beadell or any of the Beadell Subsidiaries; and

(8)	there are no outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance legislation and there are no orders under applicable occupational health and safety legislation relating to Beadell or any of the Beadell Subsidiaries which are currently outstanding.

(jj)	Litigation: except as Fairly Disclosed in the Beadell Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Beadell, threatened against or relating to Beadell or any of the Beadell Subsidiaries or affecting any of their respective properties or assets

Schedule 4 Beadell Representations and Warranties

before any Government Agency that could reasonably be expected to result in a Beadell Material Adverse Change. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Beadell, threatened against or relating to Beadell or any of the Beadell Subsidiaries before any Government Agency. None of Beadell and the Beadell Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Beadell or one of the Beadell Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Transaction.

(kk)	Interest in Properties and Mineral Rights. The legal opinion of Beadell’s Brazilian counsel delivered by Beadell to Great Panther regarding the Beadell Group’s title prior to and in connection with the execution of this deed sets forth an accurate description of all of Beadell’s and Beadell Subsidiaries’ material real properties (collectively, the “Beadell Property”) and material mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of law or otherwise) (collectively, the “Beadell Mineral Rights”). Except as Fairly Disclosed in the Beadell Disclosure Materials:

(1)	Other than the Beadell Property and the Beadell Mineral Rights set out in such opinion, none of Beadell and the Beadell Subsidiaries owns or has any interest in any material real property or any material mineral interests and rights.

(2)	Beadell or one of the Beadell Subsidiaries is the sole legal registered and recorded owners and beneficial owner, or the licensee or lessee, of all right, title and interest in and to the Beadell Property and the Beadell Mineral Rights, free and clear of any Security Interests, with good and marketable title thereto.

(3)	All of the Beadell Mineral Rights have been duly, validly and timely registered, located and recorded and otherwise granted in compliance with applicable law and are comprised of valid and subsisting Beadell Mineral Rights.

(4)	The Beadell Property and the Beadell Mineral Rights are valid and in good standing under applicable laws and, to the knowledge of Beadell, all work required to be performed and filed in respect thereof has been performed and filed, all taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made. Without limiting the foregoing, as of the date hereof, there are no outstanding debts, including, but not limited to, Annual Tax Per Hectare (Taxa Anual por Hectare – TAH) and Financial Compensation for the Exploitation of Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais – CFEM), in relation to the Beadell Mineral Rights.

(5)	All reports and other documentation required to be filed by any of the Beadell or any of the Beadell Subsidiaries in connection with the Beadell Property and the Beadell Mineral Rights have been duly and timely filed, in all material respects, at DNPM and contained all required material information at such time.

Schedule 4 Beadell Representations and Warranties

(6)	There is no material adverse claim against or challenge to the title to or ownership of the Beadell Property or any of the Beadell Mineral Rights.

(7)	Beadell or a Subsidiary of Beadell has the exclusive right to deal with the Beadell Property and the Beadell Mineral Rights.

(8)	Other than Taxes and interests of Government Agencies, no person other than Beadell and the Beadell Subsidiaries has any interest in the Beadell Property or any of the Beadell Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(9)	There are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect Beadell’s or any of the Beadell Subsidiaries’ interest in the Beadell Property or any of the Beadell Mineral Rights.

(10)	There are no material restrictions on the ability of Beadell or any of the Beadell Subsidiaries to use, transfer or exploit the Beadell Property or any of the Beadell Mineral Rights, except pursuant to the applicable law.

(11)	None of Beadell and the Beadell Subsidiaries has received any written notice from any Government Agency of any revocation or intention to revoke any interest of Beadell or any of the Beadell Subsidiaries in any of the Beadell Property or any of the Beadell Mineral Rights.

(12)	No Beadell Property or Beadell Mineral Rights are subject to any expropriation proceeding by any Government Agency nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Beadell, is there any intent or proposal to give any such notice or to commence any such proceeding.

(13)	Beadell and the Beadell Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Beadell and the Beadell Subsidiaries, and other interests that are required to exploit the development potential of the Beadell Property and the Beadell Mineral Rights based on current operations and no third party or group holds any such rights that would be required by Beadell to develop the Beadell Property or any of the Beadell Mineral Rights.

(14)	All agreements required to be entered into or secured in respect of the Beadell Property or as required by the Property Mining Rights have been duly, validly and timely entered into or secured by Beadell, including but not limited to all required agreements with the real property owners and persons who have lawful possession of the real property (posseiros legitimas).

(ll)	Beadell Indigenous Matters. Except as Fairly Disclosed in the Beadell Disclosure Letter:

(1)	Beadell is carrying on business in compliance in all material respects with all legal and governmental requirements associated with indigenous matters and there are no facts that could give rise to non-compliance by Beadell in respect of any such legal or governmental requirements.

Schedule 4 Beadell Representations and Warranties

(2)	There is no claim, complaint or other proceeding threatened by or on behalf of any indigenous group of which Beadell has received notice, with respect to any Beadell Property or Beadell Mineral Right or any Authorisation issued by any Government Agency in respect of, or otherwise related to Beadell.

(3)	There are no agreements or understandings of any kind whatsoever between Beadell or its affiliates and any third parties including garimpeiros agreements, garimpeiros, or cooperative of garimpeiros allowing for exploration or mining within the area of the Beadell Mineral Rights.

(4)	There are no agreements or understandings of any kind whatsoever between the Beadell or its affiliates and any third parties including garimpeiros, or cooperative of garimpeiros allowing for the exploration or mining within the area of the Beadell Mineral Rights.

(5)	There are no indigenous or quilombola rights (whether arising by statute, common law, custom, or otherwise) that will interfere with the mining exploitation of the Beadell Properties and the Beadell Mineral Rights in any way.

(6)	There are no garimpeiros Claims with respect to the Beadell Property or the Beadell Mineral Rights.

(7)	There are no other temporary occupation agreements with surface rights owners and other land access agreements reached with individual parcel landowners or garimpeiros that provide access to water and to carry out road development and improvements.

(mm)	Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for Beadell Property and the Beadell Mineral Rights in which Beadell or any of the Beadell Subsidiaries holds an interest, as set out in the Beadell Disclosure Materials, were prepared in all material respects in accordance with sound mining, engineering, geosciences and other applicable industry standards and practices, and in all material respects in accordance with all applicable law. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Beadell or any of the Beadell Subsidiaries, or any of their material joint ventures, taken as a whole, from the amounts set forth in the Beadell Disclosure Materials. All information regarding the Beadell Property and the Beadell Mineral Rights, including all material drill results, technical reports and studies, that are required to be disclosed by laws, have been disclosed.

(nn)	Marketing of Production. Other than as disclosed in the Beadell Disclosure Materials, since 31 December 2016:

(1)	all sales of gold and other mineral products by Beadell or any of the Beadell Subsidiaries have been made on (and only on) the following basis:

(A)	all such sales were spot sales to arm’s-length third party purchasers;

(B)	all such sales require or required payment by purchasers in United States dollars no later than 30 days from the date of delivery;

(C)	all such sales otherwise were on terms based on, and consistent with, good international industry practice; and

Schedule 4 Beadell Representations and Warranties

(D)	Beadell and the Beadell Subsidiaries have received or are entitled to receive the full sale price from the third party purchasers of such mineral products without any payment to or deduction in favour of any person, and no purchaser has defaulted in any payment due in respect of any such sales;

(2)	none of Beadell or any of the Beadell Subsidiaries is or was a party to or bound by, or incurred an obligation or liability under or in respect of, any agreement or arrangement that is in substance an interest rate swap, currency swap or any other rate fixing agreement for a financial transaction or any call arrangement of any sort or any forward sale agreement for commodities or any other commodities hedging or speculation arrangements; and

(3)	none of Beadell or any of the Beadell Subsidiaries is party to any off-take agreement or streaming agreement with respect of production from any Beadell Property or Beadell Mineral Rights and, without limitation, none of Beadell or any of the Beadell Subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor; and

(4)	neither Beadell nor any Beadell Subsidiary have granted or entered into, and none of the Beadell Property or Beadell Mineral Rights are subject to any back-in rights, farm-in rights, earn-in rights, streaming arrangements, royalty rights, off-take rights, rights of first offer, option rights, rights of first refusal or similar rights or provisions or any agency marketing fees, volume or production based payments or commodity based payments (whether based on price of a commodity or volume of copper produced or otherwise) or any other arrangements or payments (actual or contingent) where a person would receive or be entitled to receive a payment or payments or a fee or fees in connection with the production or sale of minerals from any of mineral properties of Beadell or any Beadell Subsidiary.

(oo)	Operational Matters. Other than as disclosed in the Beadell Disclosure Materials:

(1)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Beadell, any of the Beadell Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior for the date hereof; and

(2)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Beadell or any of the Beadell Subsidiaries or any of their material joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(pp)	Title and Rights re: Other Assets. Beadell and the Beadell Subsidiaries, as applicable, have good and valid title to all material properties and assets other than Beadell Properties and Beadell Mineral Rights (which are addressed elsewhere) reflected in the Beadell Financial Statements or valid leasehold or licence interests in all material properties and assets not reflected in such financial statements but used by Beadell or any of the Beadell Subsidiaries, free

Schedule 4 Beadell Representations and Warranties

and clear of all material Security Interests, and except as Fairly Disclosed in the Beadell Disclosure Letter there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Beadell’s or any of the Beadell Subsidiaries’ interest in any of the foregoing material properties and assets.

(qq)	Insurance. The Beadell Group maintains insurance policies for amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and are in full force and effect as of the date hereof, and there are no Claims made against any Beadell Group Member that are not adequately covered by those insurance policies and that could result in a Beadell Material Adverse Change.

(rr)	Environmental. Except as Fairly Disclosed in the Beadell Disclosure Materials:

(1)	Beadell and the Beadell Subsidiaries are and have been in compliance in all material respects with, and are not in violation in any material respect of, any Environmental Laws;

(2)	Beadell and the Beadell Subsidiaries have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation in any material respect of Environmental Laws;

(3)	no orders, notifications, directives, demands, Claims, instructions, directions or notices have been issued and remain outstanding by any Government Agency pursuant to any Environmental Laws against Beadell or any of the Beadell Subsidiaries;

(4)	Beadell and the Beadell Subsidiaries hold Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and neither Beadell nor any of the Beadell Subsidiaries has received any notification from any Government Agency pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(5)	to the knowledge of Beadell, none of Beadell and the Beadell Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

(ss)	Tax Matters.

(1)	Each of Beadell and the Beadell Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Government Agency and such Tax Returns are complete and correct in all material respects;

(2)	each of Beadell and the Beadell Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and

Schedule 4 Beadell Representations and Warranties

has duly and timely remitted to the appropriate Government Agency such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Government Agency any such amounts required by Laws to be remitted by it;

(3)	the charges, accruals and reserves for Taxes reflected on the Beadell Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of Beadell, adequate under IFRS to cover Taxes with respect to Beadell and the Beadell Subsidiaries for the periods covered thereby;

(4)	there are no investigations, audits or Claims now pending or to the knowledge of Beadell, threatened against any of Beadell or the Beadell Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Government Agency relating to Beadell or any of the Beadell Subsidiaries or any of their respective directors, employees, agents or representatives;

(5)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to Beadell or any of the Beadell Subsidiaries;

(6)	none of Beadell and the Beadell Subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(7)	none of Beadell and the Beadell Subsidiaries has acquired property from a non-arm’s-length person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(8)	for the purposes of the Tax Act and any other relevant Tax purposes: (A) Beadell is resident in Australia; and (B) each of the Beadell Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(9)	there are no Security Interests for Taxes upon any properties or assets of Beadell or any of the Beadell Subsidiaries (other than Security Interests relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Beadell Financial Statements);

(10)	each of Beadell and each Beadell Subsidiary that is required to be registered is registered with the Federal Tax Revenue of Brazil (CNPJ/MF); and

(11)	Beadell was, to the best of its knowledge, not a PFIC for its taxable year ended December 31, 2016 and expects that it will not be a PFIC for the taxable year ending December 31, 2017.

(tt)	Non-Arm’s-Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business, and except as Fairly Disclosed in the Beadell Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to Financial Indebtedness by Beadell or any of the Beadell

Schedule 4 Beadell Representations and Warranties

Subsidiaries) between Beadell or any of the Beadell Subsidiaries on the one hand, and any: (i) officer or director of Beadell or any of the Beadell Subsidiaries; (ii) any holder of record or, to the knowledge of Beadell, beneficial owner of five percent or more of the voting securities of Beadell; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(uu)	Certain Contracts. None of Beadell and the Beadell Subsidiaries is a party to or bound by any non-competition agreement, area of mutual interest agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Beadell or the Beadell Subsidiaries is conducted; (ii) limit any business practice of Beadell or any of the Beadell Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by Beadell or any of the Beadell Subsidiaries in any material respect.

(vv)	No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Beadell or the Beadell Subsidiaries of any of the material assets of Beadell or any of the Beadell Subsidiaries other than with Beadell or as described or contemplated in this deed.

(ww)	Corrupt Practices Legislation. None of Beadell, any of the Beadell Subsidiaries, nor, to the knowledge of Beadell, any of their respective Related Persons acting on behalf of Beadell or any of the Beadell Subsidiaries nor any Third Party with whom they are in joint venture, partnership or other business relationship has taken, directly or indirectly any action which would cause Beadell or any of the Beadell Subsidiaries or affiliates to be in violation of the Australian Crimes Act 1914 (Cth), as amended (and the regulations promulgated thereunder), United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), Brazilian Law No. 12,846, dated August 1, 2013, Brazilian Decree No. 8,420, dated March 18, 2015 or any applicable law of similar effect of any other jurisdiction (collectively, the Anti-Corruptions Laws) and to the knowledge of Beadell no such action has been taken by any of Related Persons acting on behalf of Beadell or any of the Beadell Subsidiaries. Beadell has conducted its businesses in compliance with Anti-Corruption Laws and has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xx)	No Broker’s Commission. Except as Fairly Disclosed in the Beadell Disclosure Letter, none of Beadell and the Beadell Subsidiaries has entered into any agreement that would entitle any person to any valid claim against Beadell or any of the Beadell Subsidiaries for a broker’s commission, finder’s fee, success fee or any like payment or fee in respect of the Scheme or any other matter contemplated by this deed.

(yy)	U.S. Securities Law Matters. Beadell does not have, nor is it required to have, any class of securities registered under the 1934 Act, nor is the subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the 1934 Act. Beadell is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the 1934 Act. Beadell (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, and (ii) is not registered or required to register as an investment company under the 1940 Act. No securities of Beadell have been traded on any national securities exchange in the United States during the past 12 calendar months.

Schedule 4 Beadell Representations and Warranties

(zz)	Confidentiality Agreement. Except as Fairly Disclosed in the Beadell Disclosure Letter, neither Beadell nor any of the Beadell Subsidiaries have waived or released any person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements entered into by Beadell or any of the Beadell Subsidiaries and neither the entering into of this deed or the completion of the transactions contemplated hereby will release (or be deemed to release) any person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements.

(aaa)	Ownership of Great Panther Shares. As of the date hereof neither Beadell nor any Beadell Subsidiary, whether alone or together with any person under common control with Beadell or any Beadell Subsidiary or a person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of Great Panther nor do they have any options, rights or entitlements to acquire any securities of Great Panther.

Schedule 5

Capital structure

Beadell Resources Limited

Security	Total number on issue

Beadell Shares	1,673,584,196 fully paid ordinary shares

Beadell Options
	Number	Expiry	Exercise
			Price

	8,900,000	31/12/18	$0.20

	2,500,000	30/9/19	$0.54

	8,900,000	31/12/19	$0.35

	2,500,000	30/9/20	$0.63
		(vesting
		30/9/18)

	2,500,000	30/6/21	$0.078
		(vesting
		30/6/19)

	2,500,000	30/6/22	$0.091
		(vesting
		30/6/20)

Beadell Warrants	157,507,710

	(Exercise Price US$0.0815; Expiry 18/5/2022)

Beadell Performance Rights	4,402,686

Schedule 5 Capital structure

Beadell Convertible Debentures	10,000 (due 30/6/2023)

Great Panther Silver Limited

Security	Total number on issue

Common Shares	169,133,640

Options	8,713,030

Restricted Share Units	830,967

Deferred Share Units	251,400

Schedule 6

Beadell Group Members

All entities are (directly or indirectly) 100% owned by Beadell except as shown.

Beadell Resources Limited

Beadell Resources (Holdings) Ltd

Beadell Resources Mineração (Holdings) Ltda

Beadell (Brazil) Pty Ltd

Beadell (Brazil 2) Pty Ltd

Beadell Resources Mineração Ltda

Mineração Vale dos Reis Ltda

Beadell Brasil Ltda

Tartarugalzinho Mineração Ltda

Mineração Serra da Canga Ltda

Marina Norte Empreendimentos de Mineração Ltda (70%)

Signing page

Executed as a deed

Beadell

Signed sealed and delivered by

Beadell Resources Limited

by

sign here ►	/s/ Greg Barrett	sign here ►	/s/ Nicole Adshead-Bell
	Company Secretary/Director		Director

print name	Greg Barrett	print name	Nicole Adshead-Bell

Great Panther

Signed sealed and delivered by
Great Panther Silver Limited in
the presence of

sign here ►	/s/ Jim Zadra	sign here ►	/s/ Andrea Castro-Molitor
	Authorised signatory		Witness

print name	Jim Zadra	print name	Andrea Castro-Molitor

Attachment 1

Indicative Timetable

Event	Date

Announcement and signing of scheme implementation deed	24 September 2018

Scheme Booklet provided to ASIC in draft	26 October 2018

First Court hearing	12 November 2018

Scheme Meeting	17 December 2018

Shareholder Meeting	17 December 2018

Second Court hearing	20 December 2018

Effective Date	21 December 2018

Scheme Record Date	2 January 2019

Implementation Date	9 January 2019

Attachment 2

Scheme of arrangement

[Attached]

Scheme of arrangement

Beadell Resources Limited

Scheme Shareholders

QV1 Building 250 St Georges Terrace Perth WA 6000 Australia	T +61 8 9211 7777 F +61 8 9211 7878
GPO Box U1942 Perth WA 6845 Australia	herbertsmithfreehills.com DX 104 Perth

Scheme of arrangement

This scheme of arrangement is made under section 411 of the Corporations Act 2001 (Cth)

Between the parties

Beadell Resources Limited ACN 125 222 291 of Level 2, 16 Ord
Street, West Perth, Western Australia

(Beadell)

The Scheme Shareholders

1	Definitions, interpretation and scheme components

1.1	Definitions

Schedule 1 contains definitions used in this Scheme.

1.2	Interpretation

Schedule 1 contains interpretation rules for this Scheme.

1.3	Scheme components

This Scheme includes any schedule to it.

2	Preliminary matters

(a)	Beadell is a public company limited by shares, registered in Western Australia, Australia, and has been admitted to the official list of the ASX. Beadell Shares are quoted for trading on the ASX.

(b)	As at [insert date], [insert number] Beadell Shares were on issue.

(c)	Great Panther is a corporation incorporated under the Business Corporations Act (British Columbia) and is a reporting issuer in certain the provinces of Canada. The Great Panther Shares are listed and posted for trading on the TSX and NYSE.

(d)	If this Scheme becomes Effective:

(1)	Great Panther must provide or procure the provision of the Scheme Consideration to the Scheme Shareholders in accordance with the terms of this Scheme and the Deed Poll; and

Scheme of arrangement        page 2

3 Conditions

(2)	all the Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date, must be transferred to Great Panther and Beadell will enter the name of Great Panther in the Share Register in respect of the Scheme Shares.

(e)	Beadell and Great Panther have agreed, by executing the Implementation Deed, to implement this Scheme.

(f)	This Scheme attributes actions to Great Panther but does not itself impose an obligation on it to perform those actions. Great Panther has agreed, by executing the Deed Poll, to perform the actions attributed to it under this Scheme, including the provision or procuring the provision of the Scheme Consideration to the Scheme Shareholders.

3	Conditions

3.1	Conditions precedent

This Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	all the conditions in clause 3.1 of the Implementation Deed (other than the condition in the Implementation Deed relating to Court approval of this Scheme) having been satisfied or waived in accordance with the terms of the Implementation Deed by 8.00am on the Second Court Date;

(b)	neither the Implementation Deed nor the Deed Poll having been terminated in accordance with their terms before 8.00am on the Second Court Date;

(c)	approval of this Scheme by the Court under paragraph 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by Great Panther and Beadell;

(d)	such other conditions made or required by the Court under subsection 411(6) of the Corporations Act in relation to this Scheme and agreed to by Great Panther and Beadell having been satisfied or waived; and

(e)	the orders of the Court made under paragraph 411(4)(b) (and, if applicable, subsection 411(6)) of the Corporations Act approving this Scheme coming into effect, pursuant to subsection 411(10) of the Corporations Act on or before the End Date (or any later date Beadell and Great Panther agree in writing).

3.2	Certificate

(a)	Beadell and Great Panther will provide to the Court on the Second Court Date a certificate, or such other evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent in clauses 3.1(a) and 3.1(b) have been satisfied or waived.

(b)	The certificate referred to in clause 3.2(a) constitutes conclusive evidence that such conditions precedent were satisfied, waived or taken to be waived.

3.3	End Date

This Scheme will lapse and be of no further force or effect if:

Scheme of arrangement        page 3

4 Implementation of this Scheme

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Implementation Deed or the Deed Poll is terminated in accordance with its terms, unless Beadell and Great Panther otherwise agree in writing.

4	Implementation of this Scheme

4.1	Lodgement of Court orders with ASIC

Beadell must lodge with ASIC, in accordance with subsection 411(10) of the Corporations Act, an office copy of the Court order approving this Scheme as soon as possible after the Court approves this Scheme and in any event by 5.00pm on the first Business Day after the day on which the Court approves this Scheme.

4.2	Transfer of Scheme Shares

On the Implementation Date:

(a)	subject to the provision of the Scheme Consideration in the manner contemplated by clause 5, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date, must be transferred to Great Panther, without the need for any further act by any Scheme Shareholder (other than acts performed by Beadell as attorney and agent for Scheme Shareholders under clause 8.5), by:

(1)	Beadell delivering to Great Panther a duly completed Scheme Transfer, executed on behalf of the Scheme Shareholders by Beadell, for registration; and

(2)	Great Panther duly executing the Scheme Transfer, attending to the stamping of the Scheme Transfer (if required) and delivering it to Beadell for registration; and

(b)	immediately following receipt of the Scheme Transfer in accordance with clause 4.2(a)(2), but subject to the stamping of the Scheme Transfer (if required), Beadell must enter, or procure the entry of, the name of Great Panther in the Share Register in respect of all the Scheme Shares transferred to Great Panther in accordance with this Scheme.

5	Scheme Consideration

5.1	Provision of Scheme Consideration

Great Panther must, subject to clauses 5.2, 5.3, 5.4, 5.6 and 5.8:

(a)	on or before the Implementation Date, issue the Scheme Consideration to the Scheme Shareholders and procure that the name and address of each Scheme Shareholder is entered in the Great Panther Register in respect of those New Great Panther Shares; and

(b)	procure that on or before the date that is 10 Business Days after the Implementation Date, a share certificate, direct registration system advice or holding statement (or equivalent document) is sent to the Registered Address of

Scheme of arrangement        page 4

5 Scheme Consideration

each Scheme Shareholder representing the number of New Great Panther Shares issued to the Scheme Shareholder pursuant to this Scheme.

5.2	Joint holders

In the case of Scheme Shares held in joint names:

(a)	the New Great Panther Shares to be issued under this Scheme must be issued to and registered in the names of the joint holders;

(b)	any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to either, at the sole discretion of Beadell, the holder whose name appears first in the Share Register as at the Scheme Record Date or to the joint holders; and

(c)	any other document required to be sent under this Scheme, will be forwarded to either, at the sole discretion of Beadell, the holder whose name appears first in the Share Register as at the Scheme Record Date or to the joint holders.

5.3	Ineligible Foreign Shareholders

(a)	Great Panther will be under no obligation to issue any New Great Panther Shares under this Scheme to any Ineligible Foreign Shareholder and instead:

(1)	subject to clauses 5.6 and 5.8, Great Panther must, on or before the Implementation Date, issue the New Great Panther Shares which would otherwise be required to be issued to the Ineligible Foreign Shareholders under this Scheme to the Sale Agent;

(2)	Great Panther must procure that as soon as reasonably practicable on or after the Implementation Date, the Sale Agent, in consultation with Great Panther sells or procures the sale of all the New Great Panther Shares issued to the Sale Agent and remits to Beadell the proceeds of the sale (after deduction of any applicable brokerage, stamp duty, currency conversion costs and other costs, taxes and charges) (Proceeds);

(3)	promptly after receiving the Proceeds in respect of the sale of all of the New Great Panther Shares referred to in clause 5.3(a)(1), Beadell must pay, or procure the payment, to each Ineligible Foreign Shareholder, of the amount ‘A’ calculated in accordance with the following formula and rounded down to the nearest cent:

A = (B ÷ C) x D

where

B = the number of New Great Panther Shares that would otherwise have been issued to that Ineligible Foreign Shareholder had it not been an Ineligible Foreign Shareholder and which were issued to the Sale Agent;

C = the total number of New Great Panther Shares which would otherwise have been issued to all Ineligible Foreign Shareholders and which were issued to the Sale Agent; and

D = the Proceeds (as defined in clause 5.3(a)(2)).

(b)	The Ineligible Foreign Shareholders acknowledge that none of Great Panther, Beadell or the Sale Agent gives any assurance as to the price that will be achieved for the sale of New Great Panther Shares described in clause 5.3(a).

Scheme of arrangement        page 5

5 Scheme Consideration

(c)	Beadell must make, or procure the making of, payments to Ineligible Foreign Shareholders under clause 5.3(a) by either (in the absolute discretion of Beadell, and despite any election referred to in clause 5.3(c)(1) or authority referred to in clause 5.3(c)(2) made or given by the Scheme Shareholder):

(1)	if an Ineligible Foreign Shareholder has, before the Scheme Record Date, made a valid election in accordance with the requirements of the Beadell Registry to receive dividend payments from Beadell by electronic funds transfer to a bank account nominated by the Ineligible Foreign Shareholder, paying, or procuring the payment of, the relevant amount in Australian currency by electronic means in accordance with that election;

(2)	paying or procuring the payment of, the relevant amount in Australian currency by electronic means to a bank account nominated by the Ineligible Foreign Shareholder by an appropriate authority from the Ineligible Foreign Shareholder to Beadell; or

(3)	dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian currency to the Ineligible Foreign Shareholder by prepaid post to their Registered Address (as at the Scheme Record Date), such cheque being drawn in the name of the Ineligible Foreign Shareholder (or in the case of joint holders, in accordance with the procedures set out in clause 5.2).

(d)	If Beadell receives professional advice that any withholding or other tax is required by law or by a Government Agency to be withheld from a payment to an Ineligible Foreign Shareholder, Beadell is entitled to withhold the relevant amount before making the payment to the Ineligible Foreign Shareholder (and payment of the reduced amount shall be taken to be full payment of the relevant amount for the purposes of this Scheme, including clause 5.3(a)(3)). Beadell must pay any amount so withheld to the relevant taxation authorities within the time permitted by law, and, if requested in writing by the relevant Ineligible Foreign Shareholder, provide a receipt or other appropriate evidence of such payment (or procure the provision of such receipt or other evidence) to the relevant Ineligible Foreign Shareholder.

(e)	Each Ineligible Foreign Shareholder appoints Beadell as its agent to receive on its behalf any financial services guide (or similar or equivalent document) or other notices (including any updates of those documents) that the Sale Agent is required to provide to Ineligible Foreign Shareholders under the Corporations Act or any other applicable law.

(f)	Payment of the amount calculated in accordance with clause 5.3(a) to an Ineligible Foreign Shareholder in accordance with this clause 5.3 satisfies in full the Ineligible Foreign Shareholder’s right to Scheme Consideration.

(g)	Where the issue of New Great Panther Shares to which a Scheme Shareholder would otherwise be entitled under this Scheme would result in a breach of law:

(1)	Great Panther will issue the maximum possible number of New Great Panther Shares to the Scheme Shareholder without giving rise to such a breach; and

(2)	any further New Great Panther Shares to which that Scheme Shareholder is entitled, but the issue of which to the Scheme Shareholder would give rise to such a breach, will instead be issued to the Sale Agent and dealt with under the preceding provisions in this clause 5.3, as if a reference to Ineligible Foreign Shareholders also included that Scheme Shareholder and references to that person’s

Scheme of arrangement        page 6

5 Scheme Consideration

New Great Panther Shares in that clause were limited to the New Great Panther Shares issued to the Sale Agent under this clause.

5.4	Small Shareholders

Each Small Shareholder may elect to either:

(a)	be issued its entitlement to New Great Panther Shares in accordance with clause 5.1; or

(b)	have all, but not some, of the New Great Panther Shares to which it is entitled issued to the Sale Agent, in which case:

(1)	subject to clauses 5.6 and 5.8, Great Panther must, on or before the Implementation Date, issue the New Great Panther Shares which would otherwise be required to be issued to the Small Shareholders under this Scheme to the Sale Agent;

(2)	Great Panther must procure that as soon as reasonably practicable on or after the Implementation Date, the Sale Agent, in consultation with Great Panther sells or procures the sale of all the New Great Panther Shares issued to the Sale Agent and remits to Beadell the proceeds of the sale (after deduction of any applicable brokerage, stamp duty, currency conversion costs and other costs, taxes and charges) (Proceeds);

(3)	promptly after receiving the Proceeds in respect of the sale of all of the New Great Panther Shares referred to in clause 5.4(b)(1), Beadell must pay, or procure the payment, to each Small Shareholder, of the amount ‘A’ calculated in accordance with the following formula and rounded down to the nearest cent:

A = (B ÷ C) x D

where

B = the number of New Great Panther Shares that would otherwise have been issued to that Small Shareholder had it not been a Small Shareholder and which were issued to the Sale Agent;

C = the total number of New Great Panther Shares which would otherwise have been issued to all Small Shareholders and which were issued to the Sale Agent; and

D = the Proceeds (as defined in clause 5.4(b)(2)).

(c)	The Small Shareholders acknowledge that none of Great Panther, Beadell or the Sale Agent gives any assurance as to the price that will be achieved for the sale of New Great Panther Shares described in clause 5.4(b).

(d)	Beadell must make, or procure the making of, payments to Small Shareholders under clause 5.4(b) by either (in the absolute discretion of Beadell, and despite any election referred to in clause 5.4(d)(1) or authority referred to in clause 5.4(d)(2) made or given by the Scheme Shareholder):

(1)	if a Small Shareholder has, before the Scheme Record Date, made a valid election in accordance with the requirements of the Beadell Registry to receive dividend payments from Beadell by electronic funds transfer to a bank account nominated by the Small Shareholder, paying, or procuring the payment of, the relevant amount in Australian currency by electronic means in accordance with that election;

Scheme of arrangement        page 7

5 Scheme Consideration

(2)	paying or procuring the payment of, the relevant amount in Australian currency by electronic means to a bank account nominated by the Small Shareholder by an appropriate authority from the Small Shareholder to Beadell; or

(3)	dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian currency to the Small Shareholder by prepaid post to their Registered Address (as at the Scheme Record Date), such cheque being drawn in the name of the Small Shareholder (or in the case of joint holders, in accordance with the procedures set out in clause 5.2).

(e)	If Beadell receives professional advice that any withholding or other tax is required by law or by a Government Agency to be withheld from a payment to a Small Shareholder, Beadell is entitled to withhold the relevant amount before making the payment to the Small Shareholder (and payment of the reduced amount shall be taken to be full payment of the relevant amount for the purposes of this Scheme, including clause 5.4(b)(3)). Beadell must pay any amount so withheld to the relevant taxation authorities within the time permitted by law, and, if requested in writing by the relevant Small Shareholder, provide a receipt or other appropriate evidence of such payment (or procure the provision of such receipt or other evidence) to the relevant Small Shareholder.

(f)	Each Small Shareholder appoints Beadell as its agent to receive on its behalf any financial services guide (or similar or equivalent document) or other notices (including any updates of those documents) that the Sale Agent is required to provide to Small Shareholders under the Corporations Act or any other applicable law.

(g)	Payment of the amount calculated in accordance with clause 5.4(b) to a Small Shareholder in accordance with this clause 5.4 satisfies in full the Small Shareholder’s right to Scheme Consideration.

5.5	Election by Small Shareholders

(a)	A Small Shareholder may make the election (Election) contemplated by clause 5.4 by completing the Election Form, such Election being subject to the terms of this Scheme.

(b)	Subject to clause 5.5(e), for an Election to be valid:

(1)	the Small Shareholder must complete and sign the Election Form in accordance with the instructions in the Scheme Booklet and on the Election Form; and

(2)	the Election Form must be received by the Great Panther Registry before the Election Time at the address specified by Great Panther in the Scheme Booklet and on the Election Form.

(c)	An Election made by a Small Shareholder pursuant to clause 5.5(a), whether valid or not, will be irrevocable unless Great Panther in its absolute discretion agrees to the revocation of the Election.

(d)	If:

(1)	a valid Election is not made by a Small Shareholder; or

(2)	no Election is made by a Small Shareholder,

then that Scheme Shareholder will be deemed to have elected to receive New Great Panther Shares as Scheme Consideration.

Scheme of arrangement        page 8

5 Scheme Consideration

(e)	In the manner considered appropriate by Beadell and Great Panther (acting reasonably including after consultation with the Beadell Registry), a Scheme Shareholder who holds one or more parcels of Beadell Shares as trustee or nominee for, or otherwise on account of, another person, may make separate Elections for all of their Scheme Shares in relation to each of those parcels of Scheme Shares.

(f)	Subject to clauses 5.5(g) and 5.5(h), an Election Form will not be valid unless it is completed and received in accordance with the procedures set out in clause 5.5(b).

(g)	Great Panther will determine, in its sole discretion, all questions as to the correct completion of an Election Form, and time of receipt of an Election Form. Great Panther is not required to communicate with any Scheme Shareholder prior to making this determination. The determination of Great Panther will be final and binding on the Small Shareholder making the Election.

(h)	Notwithstanding clause 5.5(b), Great Panther may, in its sole discretion, at any time and without further communication to the Small Shareholder, deem any Election Form it receives from a Small Shareholder to be a valid Election in respect of the relevant Scheme Shares, even if a requirement for a valid Election has not been complied with.

5.6	Fractional entitlements and splitting

(a)	Where the calculation of the number of New Great Panther Shares to be issued to a particular Scheme Shareholder would result in the Scheme Shareholder becoming entitled to a fraction of a New Great Panther Share, the fractional entitlement will be rounded down to the nearest whole number of New Great Panther Shares.

(b)	If Great Panther is of the opinion, formed reasonably, that several Scheme Shareholders, each of which holds a holding of Beadell Shares which results in a fractional entitlement to New Great Panther Shares have, before the Scheme Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme Shareholder’s entitlement to the Scheme Consideration, Great Panther may direct Beadell to give notice to those Scheme Shareholders:

(1)	setting out the names and Registered Addresses of all of them;

(2)	stating that opinion; and

(3)	attributing to one of them specifically identified in the notice the Beadell Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of this Scheme, be taken to hold all those Beadell Shares and each of the other Scheme Shareholders whose names are set out in the notice shall, for the purposes of this Scheme, be taken to hold no Beadell Shares.

5.7	Unclaimed monies

(a)	Beadell may cancel a cheque issued under this clause 5 if the cheque:

(1)	is returned to Beadell; or

(2)	has not been presented for payment within six months after the date on which the cheque was sent.

Scheme of arrangement        page 9

5 Scheme Consideration

(b)	During the period of 12 months commencing on the Implementation Date, on request in writing from a Scheme Shareholder to Beadell (or the Beadell Registry), Beadell must reissue a cheque that was previously cancelled under this clause 5.7.

(c)	The Unclaimed Money Act 1990 (WA) will apply in relation to any Scheme Consideration which becomes ‘unclaimed money’ (as defined in section 6 of the Unclaimed Money Act 1990 (WA)).

5.8	Orders of a court or Government Agency

If written notice is given to Beadell (or the Beadell Registry) or Great Panther (or the Great Panther Registry) of an order or direction made by a court of competent jurisdiction or by another Government Agency that:

(a)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Scheme Shareholder, which would otherwise be payable or required to be issued to that Scheme Shareholder by Beadell in accordance with this clause 5, then Beadell shall be entitled to procure that provision of that consideration is made in accordance with that order or direction; or

(b)	prevents Beadell from providing consideration to any particular Scheme Shareholder in accordance with this clause 5, or the payment or issuance of such consideration is otherwise prohibited by applicable law, Beadell shall be entitled to (as applicable):

(1)	retain an amount, in Australian dollars, equal to the number of Scheme Shares held by that Scheme Shareholder multiplied by the Scheme Consideration; and/or

(2)	direct Great Panther not to issue, or to issue to a trustee or nominee, such number of New Great Panther Shares as that Scheme Shareholder would otherwise be entitled to under clause 5.1,

until such time as provision of the Scheme Consideration in accordance with this clause 5 is permitted by that (or another) order or direction or otherwise by law.

5.9	Status of New Great Panther Shares

Subject to this Scheme becoming Effective, Great Panther must:

(a)	issue the New Great Panther Shares required to be issued by it under this Scheme on terms such that each such New Great Panther Share will rank equally in all respects with each existing Great Panther Share;

(b)	ensure that each such New Great Panther Share is duly and validly issued in accordance with all applicable laws and Great Panther’s constating documents, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under Great Panther’s constating documents); and

(c)	use all reasonable endeavours to ensure that such New Great Panther Shares are, from the fifth Business Day following the Implementation Date (or such later date as TSX requires), quoted for trading on the TSX on an ordinary settlement basis.

Scheme of arrangement        page 10

6 Dealings in Beadell Shares

6	Dealings in Beadell Shares

6.1	Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Beadell Shares or other alterations to the Share Register will only be recognised if:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Share Register as the holder of the relevant Beadell Shares before the Scheme Record Date; and

(b)	in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received before the Scheme Record Date at the place where the Share Register is kept, and Beadell must not accept for registration, nor recognise for any purpose (except a transfer to Great Panther pursuant to this Scheme and any subsequent transfer by Great Panther or its successors in title), any transfer or transmission application or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

6.2	Register

(a)	Beadell must register registrable transmission applications or transfers of the Scheme Shares in accordance with clause 6.1(b) before the Scheme Record Date provided that, for the avoidance of doubt, nothing in this clause 6.2(a) requires Beadell to register a transfer that would result in a Beadell Shareholder holding a parcel of Beadell Shares that is less than a ‘marketable parcel’ (for the purposes of this clause 6.2(a) ‘marketable parcel’ has the meaning given in the Operating Rules).

(b)	If this Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Scheme Shares or any interest in them on or after the Scheme Record Date otherwise than pursuant to this Scheme, and any attempt to do so will have no effect and Beadell shall be entitled to disregard any such disposal.

(c)	For the purpose of determining entitlements to the Scheme Consideration, Beadell must maintain the Share Register in accordance with the provisions of this clause 6.2 until the Scheme Consideration has been paid to the Scheme Shareholders. The Share Register in this form will solely determine entitlements to the Scheme Consideration.

(d)	All statements of holding for Beadell Shares (other than statements of holding in favour of Great Panther or any Excluded Shareholders) will cease to have effect after the Scheme Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Share Register (other than entries on the Share Register in respect of Great Panther or any Excluded Shareholder) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Beadell Shares relating to that entry.

(e)	As soon as possible on or after the Scheme Record Date, and in any event by 5.00pm on the first Business Day after the Scheme Record Date, Beadell will ensure that details of the names, Registered Addresses and holdings of Beadell Shares for each Scheme Shareholder as shown in the Share Register are available to Great Panther in the form Great Panther reasonably requires.

Scheme of arrangement        page 11

7 Quotation of Beadell Shares

7	Quotation of Beadell Shares

(a)	Beadell must apply to ASX to suspend trading on the ASX in Beadell Shares with effect from the close of trading on the Effective Date.

(b)	On a date after the Implementation Date to be determined by Great Panther, Beadell must apply:

(1)	for termination of the official quotation of Beadell Shares on the ASX; and

(2)	to have itself removed from the official list of the ASX.

8	General Scheme provisions

8.1	Consent to amendments to this Scheme

If the Court proposes to approve this Scheme subject to any alterations or conditions:

(a)	Beadell may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which Great Panther has consented; and

(b)	each Scheme Shareholder agrees to any such alterations or conditions which Beadell has consented to.

8.2	Scheme Shareholders’ agreements and warranties

(a)	Each Scheme Shareholder:

(1)	agrees to the transfer of their Beadell Shares together with all rights and entitlements attaching to those Beadell Shares in accordance with this Scheme;

(2)	agrees to the variation, cancellation or modification of the rights attached to their Beadell Shares constituted by or resulting from this Scheme;

(3)	agrees to, on the direction of Great Panther, destroy any holding statements or share certificates relating to their Beadell Shares;

(4)	agrees to become a member of Great Panther and to be bound by the terms of the constitution of Great Panther;

(5)	who holds their Beadell Shares in a CHESS Holding agrees to the conversion of those Beadell Shares to an Issuer Sponsored Holding and irrevocably authorises Beadell to do anything necessary or expedient (whether required by the Settlement Rules or otherwise) to effect or facilitate such conversion;

(6)	acknowledges and agrees that this Scheme binds Beadell and all Scheme Shareholders (including those who do not attend the Scheme Meeting and those who do not vote, or vote against this Scheme, at the Scheme Meeting); and

(7)	that is an Ineligible Foreign Shareholder or a Small Shareholder agrees and acknowledges that the payment of an amount in accordance with clause 5.3 constitutes the satisfaction in full of its entitlement under this Scheme.

Scheme of arrangement        page 12

8 General Scheme provisions

(b)	Each Scheme Shareholder is taken to have warranted to Beadell and Great Panther on the Implementation Date, and appointed and authorised Beadell as its attorney and agent to warrant to Great Panther on the Implementation Date, all their Beadell Shares (including any rights and entitlements attaching to those shares) which are transferred under this Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests (including any ‘security interests’ within the meaning of section 12 of the Personal Property Securities Act 2009 (Cth)) and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Beadell Shares to Great Panther together with any rights and entitlements attaching to those shares. Beadell undertakes that it will provide such warranty to Great Panther as agent and attorney of each Scheme Shareholder.

8.3	Title to and rights in Scheme Shares

(a)	To the extent permitted by law, the Scheme Shares (including all rights and entitlements attaching to the Scheme Shares) transferred under this Scheme to Great Panther will, at the time of transfer of them to Great Panther vest in Great Panther free from all mortgages, charges, liens, encumbrances, pledges, security interests (including any ‘security interests’ within the meaning of section 12 of the Personal Property Securities Act 2009 (Cth)) and interests of third parties of any kind, whether legal or otherwise and free from any restrictions on transfer of any kind.

(b)	Immediately upon the provision of the Scheme Consideration to each Scheme Shareholder in the manner contemplated by clause 5, Great Panther will be beneficially entitled to the Scheme Shares to be transferred to it under this Scheme pending registration by Beadell of Great Panther in the Share Register as the holder of the Scheme Shares.

8.4	Appointment of sole proxy

Immediately upon the provision of the Scheme Consideration to each Scheme Shareholder in the manner contemplated by clause 5, and until Beadell registers Great Panther as the holder of all Scheme Shares in the Share Register, each Scheme Shareholder:

(a)	is deemed to have appointed Great Panther as attorney and agent (and directed Great Panther in each such capacity) to appoint any director, officer, secretary or agent nominated by Great Panther as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders' meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders' resolution or document;

(b)	must not attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to clause 8.4(a));

(c)	must take all other actions in the capacity of a registered holder of Scheme Shares as Great Panther Sub reasonably directs; and

(d)	acknowledges and agrees that in exercising the powers referred to in clause 8.4(a), Great Panther and any director, officer, secretary or agent nominated by Great Panther under clause 8.4(a) may act in the best interests of Great Panther as the intended registered holder of the Scheme Shares.

Scheme of arrangement        page 13

9 General

8.5	Authority given to Beadell

Each Scheme Shareholder, without the need for any further act:

(a)	on the Effective Date, irrevocably appoints Beadell and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of enforcing the Deed Poll against Great Panther, and Beadell undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against Great Panther on behalf of and as agent and attorney for each Scheme Shareholder; and

(b)	on the Implementation Date, irrevocably appoints Beadell and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of executing any document or doing or taking any other act necessary, desirable or expedient to give effect to this Scheme and the transactions contemplated by it, including (without limitation) executing the Scheme Transfer, and Beadell accepts each such appointment. Beadell as attorney and agent of each Scheme Shareholder, may sub-delegate its functions, authorities or powers under this clause 8.5 to all or any of its directors, officers, secretaries or employees (jointly, severally or jointly and severally).

8.6	Binding effect of Scheme

This Scheme binds Beadell and all of the Scheme Shareholders (including those who did not attend the Scheme Meeting to vote on this Scheme, did not vote at the Scheme Meeting, or voted against this Scheme at the Scheme Meeting) and, to the extent of any inconsistency, overrides the constitution of Beadell.

9	General

9.1	Stamp duty

Great Panther will:

(a)	pay all stamp duty and any related fines and penalties in respect of this Scheme and the Deed Poll, the performance of the Deed Poll and each transaction effected by or made under or in connection with this Scheme and the Deed Poll; and

(b)	indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 9.1(a).

9.2	Consent

Each of the Scheme Shareholders consents to Beadell doing all things necessary or incidental to, or to give effect to, the implementation of this Scheme, whether on behalf of the Scheme Shareholders, Beadell or otherwise.

9.3	Notices

(a)	If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Beadell, it will not be taken to be received in the ordinary course of post or on a date and time other than the date

Scheme of arrangement        page 14

9 General

and time (if any) on which it is actually received at Beadell’s registered office or at the office of the Beadell Registry.

(b)	The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by a Beadell Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

9.4	Governing law

(a)	This Scheme is governed by the laws in force in Western Australia.

(b)	The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in Western Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme. The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

9.5	Further action

Beadell must do all things and execute all documents necessary to give full effect to this Scheme and the transactions contemplated by it.

9.6	No liability when acting in good faith

Each Scheme Shareholder agrees that neither Beadell, Great Panther nor any director, officer, secretary or employee of Beadell shall be liable for anything done or omitted to be done in the performance of this Scheme or the Deed Poll in good faith.

Scheme of arrangement        page 15

Schedule 1

Definitions and interpretation

1	Definitions

The meanings of the terms used in this Scheme are set out below.

Term	Meaning

ASIC	the Australian Securities and Investments Commission.

ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.

Beadell	Beadell Resources Limited ABN 125 222 291 of Level 2, 16 Ord Street, West Perth, Western Australia.

Beadell Registry	Computershare Investor Services Pty Limited.

Beadell Share	a fully paid ordinary share in the capital of Beadell.

Beadell Shareholder	each person who is registered as the holder of a Beadell Share in the Share Register.

Business Day	a day that is not a Saturday, Sunday or public holiday or bank holiday in Perth, Western Australia or Vancouver, British Columbia.

CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.

CHESS Holding	the meaning given in the Settlement Rules.

Corporations Act	the Corporations Act 2001 (Cth).

Court	the Federal Court of Australia (Western Australia registry), or such

Scheme of arrangement        page 16

Schedule 1 Definitions and interpretation

Term	Meaning

other court of competent jurisdiction under the Corporations Act agreed to in writing by Great Panther and Beadell.

Deed Poll	the deed poll substantially in the form of Attachment 1 under which Great Panther covenants in favour of the Scheme Shareholders to perform the obligations attributed to Great Panther under this Scheme.

Effective	when used in relation to this Scheme, the coming into effect, under subsection 411(10) of the Corporations Act, of the Court order made under paragraph 411(4)(b) of the Corporations Act in relation to this Scheme.

Effective Date	the date on which this Scheme becomes Effective.

Election Form	the election form provided with the Scheme Booklet under which Small Shareholders may make an Election in respect of all of their Beadell Shares.

End Date	the date 6 months after the date of this deed, or such other date as agreed in writing by Beadell and Great Panther.

Excluded Shareholder	any Beadell Shareholder who is a member of the Great Panther Group or any Beadell Shareholder who holds any Beadell Shares on behalf of, or for the benefit of, any member of the Great Panther Group and does not hold Beadell Shares on behalf of, or for the benefit of, any other person.

Government Agency	any foreign or Australian government or governmental, semi- governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity (including any stock or other securities exchange), or any minister of the Crown in right of the Commonwealth of Australia or any state, or any other federal, state, provincial, local or other government, whether foreign or Australian.

Great Panther	Great Panther Silver Limited of 1330 – 200 Granville Street, Vancouver, British Columbia, Canada.

Great Panther Group	Great Panther and each of its Subsidiaries, and a reference to a Great Panther Group Member or a member of the Great Panther Group is to Great Panther or any of its Subsidiaries.

Scheme of arrangement        page 17

Schedule 1 Definitions and interpretation

Term	Meaning

Great Panther Register	the register of shareholders maintained by Great Panther or its agent.

Great Panther Registry	Computershare Trust Company of Canada.

Great Panther Share	a common share in the capital of Great Panther.

Implementation Date	the fifth Business Day after the Scheme Record Date, or such other date after the Scheme Record Date as agreed in writing by Beadell and Great Panther.

Implementation Deed	the scheme implementation deed dated [insert date] between Beadell and Great Panther relating to the implementation of this Scheme.

Ineligible Foreign Shareholder	a Scheme Shareholder whose address shown in the Share Register on the Scheme Record Date is a place outside Australia and its external territories, New Zealand, Canada or the United States and such other jurisdictions to be agreed, unless Great Panther, in consultation with Beadell, determines that it is lawful and not unduly onerous or impracticable to issue that Scheme Shareholder with New Great Panther Shares when this Scheme becomes Effective.

Issuer Sponsored Holding	has the meaning given in the Settlement Rules.

Listing Rules	the official listing rules of ASX.

New Great Panther Share	a fully paid common share in the capital of Great Panther to be issued to Scheme Shareholders under this Scheme.

Operating Rules	the official operating rules of ASX.

Registered Address	in relation to a Beadell Shareholder, the address shown in the Share Register as at the Scheme Record Date.

Sale Agent	the person appointed by Beadell and Great Panther to sell the New Great Panther Shares that are to be issued under clauses 5.3(a)(1) and 5.4(b) of this Scheme.

Scheme of arrangement        page 18

Schedule 1 Definitions and interpretation

Term	Meaning

Scheme	this scheme of arrangement under Part 5.1 of the Corporations Act between Beadell and the Scheme Shareholders subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by Beadell and Great Panther.

Scheme Booklet	the scheme booklet published by Beadell and dated [insert date].

Scheme Consideration	for each Beadell Share held by a Scheme Shareholder as at the Scheme Record Date, an amount of [insert number] New Great Panther Shares, subject to the terms of this Scheme.

Scheme Meeting	the meeting of the Beadell Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on this Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Record Date	7.00pm (Sydney time) on the fifth Business Day after the Effective Date or such other date as agreed in writing by Beadell and Great Panther.

Scheme Shares	all Beadell Shares held by the Scheme Shareholders as at the Scheme Record Date.

Scheme Shareholder	a holder of Beadell Shares recorded in the Share Register as at the Scheme Record Date (other than an Excluded Shareholder).

Scheme Transfer	a duly completed and executed proper instrument of transfer in respect of the Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of Great Panther as transferee, which may be a master transfer of all or part of the Scheme Shares.

Second Court Date	the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving this Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

Settlement Rules	the ASX Settlement Operating Rules, being the official operating rules of the settlement facility provided by ASX Settlement Pty Ltd.

Scheme of arrangement        page 19

Schedule 1 Definitions and interpretation

Term	Meaning

Small Shareholder	a Scheme Shareholder who holds 10,000 Scheme Shares or less at the Scheme Record Date.

Share Register	the register of members of Beadell maintained by Beadell or the Beadell Registry in accordance with the Corporations Act.

Subsidiary	has the meaning given in Division 6 of Part 1.2 of the Corporations Act.

TSX	the Toronto Stock Exchange Inc.

2	Interpretation

In this Scheme:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this Scheme;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning;

(e)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual;

(f)	a reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this Scheme;

(g)	a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or reenactments of any of them (whether passed by the same or another Government Agency with legal power to do so);

(h)	a reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to ‘$’, ‘A$’ or ‘dollar’ is to Australian currency;

(j)	a reference to any time is, unless otherwise indicated, a reference to that time in Perth;

(k)	a term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1 of this Schedule 1, has the same meaning when used in this Scheme;

(l)	a reference to a party to a document includes that party’s successors and permitted assignees;

Scheme of arrangement        page 20

Schedule 1 Definitions and interpretation

(m)	no provision of this Scheme will be construed adversely to a party because that party was responsible for the preparation of this Scheme or that provision;

(n)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(p)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(q)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(r)	if an act prescribed under this Scheme to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day; and

(s)	a reference to the Listing Rules and the Operating Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

3	Interpretation of inclusive expressions

Specifying anything in this Scheme after the words ’include’ or ‘for example’ or similar expressions does not limit what else is included.

4	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

Scheme of arrangement        page 21

Attachment 1

Deed Poll

[Attached]

Scheme of arrangement        page 1

Attachment 3

Deed poll

[Attached]

Deed

Scheme deed poll

Great Panther Silver Limited

QV1 Building 250 St Georges Terrace Perth WA 6000 Australia	T +61 8 9211 7777 F +61 8 9211 7878
GPO Box U1942 Perth WA 6845 Australia	herbertsmithfreehills.com DX 104 Perth

Scheme deed poll

Date ► [insert date]

This deed poll is made

By	Great Panther Silver Limited
of 1330 – 200 Granville Street, Vancouver, British Columbia, Canada
(Great Panther)

in favour of	each person registered as a holder of fully paid ordinary shares in Beadell in the Share Register as at the Scheme Record Date (other than the Excluded Shareholders).

Recitals	1	Beadell and Great Panther entered into the Implementation Deed.

2	In the Implementation Deed, Great Panther agreed to make this deed poll.

3	Great Panther is making this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform its obligations under the Implementation Deed and the Scheme.

This deed poll provides as follows:

1	Definitions and interpretation

1.1	Definitions

(a)	The meanings of the terms used in this deed poll are set out below.

Term	Meaning

Beadell	Beadell Resources Limited ACN 125 222 291 of Level 2, 16 Ord Street, West Perth, Western Australia.

First Court Date	the first day on which an application made to the Court for an order under subsection 411(1) of the Corporations Act convening the Scheme Meeting is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

Scheme deed poll        page 2

2 Conditions to obligations

Term	Meaning

Implementation Deed	the scheme implementation deed entered into between Beadell and Great Panther dated [insert date].

Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Beadell and the Scheme Shareholders, substantially in the form set out in Attachment 1, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by Great Panther and Beadell.

(b)	Unless the context otherwise requires, terms defined in the Scheme have the same meaning when used in this deed poll.

1.2	Interpretation

Sections 2, 3 and 4 of Schedule 1 of the Scheme apply to the interpretation of this deed poll, except that references to ‘this Scheme’ are to be read as references to ‘this deed poll’.

1.3	Nature of deed poll

Great Panther acknowledges that:

(a)	this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b)	under the Scheme, each Scheme Shareholder irrevocably appoints Beadell and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this deed poll against Great Panther.

2	Conditions to obligations

2.1	Conditions

This deed poll and the obligations of Great Panther under this deed poll are subject to the Scheme becoming Effective.

2.2	Termination

The obligations of Great Panther (if any have come into force or effect) under this deed poll to the Scheme Shareholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a)	the Implementation Deed is terminated in accordance with its terms; or

(b)	the Scheme is not Effective on or before the End Date,

unless Great Panther and Beadell otherwise agree in writing.

Scheme deed poll        page 3

3 Scheme obligations

2.3	Consequences of termination

If this deed poll terminates under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	Great Panther is released from its obligations to further perform this deed poll except those obligations under clause 7.1; and

(b)	each Scheme Shareholder retains the rights they have against Great Panther in respect of any breach of this deed poll which occurred before this deed poll was terminated.

3	Scheme obligations

3.1	Undertaking to issue Scheme Consideration

Subject to clause 2, Great Panther undertakes in favour of each Scheme Shareholder to:

(a)	provide, or procure the provision of, the Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Scheme; and

(b)	undertake all other actions, and give each acknowledgement, representation and warranty (if any), attributed to it under the Scheme,

subject to and in accordance with the provisions of the Scheme and the Implementation Deed.

3.2	Shares to rank equally

Great Panther covenants in favour of each Scheme Shareholder that the New Great Panther Shares which are issued to each Scheme Shareholder in accordance with the Scheme will:

(a)	rank equally with all existing Great Panther Shares; and

(b)	be issued and fully paid and free from any mortgage, charge, lien, encumbrance, duty or other security interest (except for any lien arising under the constating documents of Great Panther).

4	Warranties

Great Panther represents and warrants in favour of each Scheme Shareholder, in respect of itself, that:

(a)	it is a corporation validly existing under the laws of the province of British Columbia, Canada;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

Scheme deed poll        page 4

5 Continuing obligations

(d)	this deed poll is valid and binding on it and enforceable against it in accordance with its terms; and

(e)	this deed poll does not conflict with, or result in the breach of or default under, any provision of its constitution, or any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

5	Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	Great Panther has fully performed their obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.2.

6	Notices

6.1	Form of Notice

A notice or other communication in respect of this deed poll (Notice) must be:

(a)	in writing and in English and signed by or on behalf of the sending party; and

(b)	addressed to Great Panther in accordance with the details set out below (or any alternative details nominated by Great Panther by Notice).

Attention	Jim Bannantine

Address	1330 – 200 Granville Street, Vancouver, British Columbia, Canada

Fax no

Email address

6.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm (addressee’s time) on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Scheme deed poll        page 5

7 General

Method of giving Notice	When Notice is regarded as given and received

By hand to the nominated address	When delivered to the nominated address

By pre-paid post to the nominated address	At 9.00am (addressee's time) on the second Business Day after the date of posting

By fax to the nominated fax number	At the time indicated by the sending party's transmission equipment as the time that the fax was sent in its entirety.

However, if the recipient party informs the sending party within 4 hours after that time that the fax transmission was illegible or incomplete, then the Notice will not be regarded as given or received. When calculating this 4 hour period, only time within a business hours period is to be included.

By email to the nominated email address	The earliest to occur of:

	•	the time that the sender receives an automated message from the intended recipient's information system confirming delivery of the email;

	•	the time that the email is first opened or read by the intended recipient (or an employee or officer of the intended recipient); and

	•	four hours after the time the email was sent (as recorded on the device from which the sender sent the email) unless the sender receives, within that four-hour period, an automated message that the email has not been delivered.

6.3	Notice must not be given by electronic communication

A Notice must not be given by electronic means of communication (other than fax and email as permitted in clause 6.2).

7	General

7.1	Stamp duty

Great Panther:

(a)	will pay all stamp duty and any related fines and penalties in respect of the Scheme and this deed poll, the performance of this deed poll and each transaction effected by or made under or in connection with the Scheme and this deed poll; and

Scheme deed poll        page 6

7 General

(b)	indemnifies each Scheme Shareholder against any liability arising from failure to comply with clause 7.1(a).

7.2	Governing law and jurisdiction

(a)	This deed poll is governed by the law in force in Western Australia.

(b)	Great Panther irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Western Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed poll. Great Panther irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

7.3	Waiver

(a)	A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise by a party of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy.

(b)	Great Panther may not rely on the words or conduct of any Scheme Shareholder as a waiver of any right unless the waiver is in writing and signed by the Scheme Shareholder granting the waiver.

(c)	No Scheme Shareholder may rely on words or conduct of Great Panther as a waiver of any right unless the waiver is in writing and signed by Great Panther, as appropriate.

(d)	The meanings of the terms used in this clause 7.3 are set out below.

Term	Meaning

conduct	includes delay in the exercise of a right.

right	any right arising under or in connection with this deed poll and includes the right to rely on this clause.

waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

7.4	Variation

A provision of this deed poll may not be varied unless:

(a)	if before the First Court Date, the variation is agreed to by Beadell; or

(b)	if on or after the First Court Date, the variation is agreed to by Beadell and the Court indicates that the variation would not of itself preclude approval of the Scheme,

in which event Great Panther will enter into a further deed poll in favour of the Scheme Shareholders giving effect to the variation.

Scheme deed poll        page 7

7 General

7.5	Cumulative rights

The rights, powers and remedies of Great Panther and the Scheme Shareholders under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.6	Assignment

(a)	The rights created by this deed poll are personal to Great Panther and each Scheme Shareholder and must not be dealt with at law or in equity without the prior written consent of Great Panther.

(b)	Any purported dealing in contravention of clause 7.6(a) is invalid.

7.7	Further action

Great Panther must, at their own expense, do all things and execute all documents necessary to give full effect to this deed poll and the transactions contemplated by it.

Scheme deed poll        page 8

Attachment 1

Scheme

[Attached]

Scheme deed poll        page 1

Signing page

Executed as a deed poll

Signed sealed and delivered by
Great Panther Silver Limited in
the presence of

sign here ►		sign here ►
	Authorised signatory		Witness

print name		print name

Scheme deed poll        page 2

Attachment 4

Warrant scheme of arrangement

[Attached]

Scheme of arrangement – warrant scheme

Beadell Resources Limited

Scheme Warrantholders

QV1 Building 250 St Georges Terrace Perth WA 6000 Australia	T +61 8 9211 7777 F +61 8 9211 7878
GPO Box U1942 Perth WA 6845 Australia	herbertsmithfreehills.com DX 104 Perth

Scheme of arrangement – warrant scheme

This warrant scheme of arrangement is made under section 411 of the Corporations Act 2001 (Cth)

Between the parties

Beadell Resources Limited ACN 125 222 291 of Level 2, 16 Ord Street, West Perth, Western Australia

(Beadell)

The Scheme Warrantholders

1	Definitions, interpretation and scheme components

1.1	Definitions

Schedule 1 contains definitions used in this Warrant Scheme.

1.2	Interpretation

Schedule 1 contains interpretation rules for this Warrant Scheme.

1.3	Warrant Scheme components

This Warrant Scheme includes any schedule to it.

2	Preliminary matters

(a)	Beadell is a public company limited by shares, registered in Western Australia, and has been admitted to the official list of the ASX. Beadell Shares are quoted for trading on the ASX.

(b)	As at [insert date], [insert number] Beadell Shares were on issue.

(c)	Great Panther is a corporation incorporated under the Business Corporations Act (British Columbia) and is a reporting issuer in certain provinces in Canada. Great Panther Shares are quoted for trading on the TSX and the NYSE.

Scheme of arrangement – warrant scheme        page 2

3 Conditions

(d)	If this Warrant Scheme becomes Effective:

(1)	Great Panther must provide or procure the provision of the Warrant Scheme Consideration to the Scheme Warrantholders in accordance with the terms of this Warrant Scheme and the Warrant Scheme Deed Poll; and

(2)	all the Scheme Warrant, and all the rights and entitlements attaching to them as at the Warrant Scheme Implementation Date, must be cancelled and extinguished and Beadell will remove the names of all Scheme Warrantholders from the Warrant Register.

(e)	Beadell and Great Panther have agreed, pursuant to the Implementation Deed, to implement this Warrant Scheme.

(f)	This Warrant Scheme attributes actions to Great Panther but does not itself impose an obligation on it to perform those actions. Great Panther has agreed, by executing the Warrant Scheme Deed Poll, to perform the actions attributed to it under this Warrant Scheme, including the provision or procuring the provision of the Warrant Scheme Consideration to the Scheme Warrantholders.

3	Conditions

3.1	Conditions precedent

This Warrant Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	all the conditions in clauses 3.1 and 3.2 of the Implementation Deed (other than the conditions in the Implementation Deed relating to Court approval of the Share Scheme and this Warrant Scheme and the Scheme becoming effective pursuant to section 411(10) of the Corporations Act) having been satisfied or waived in accordance with the terms of the Implementation Deed by 8.00am on the Second Court Date;

(b)	none of the Implementation Deed, the Deed Poll or the Warrant Scheme Deed Poll having been terminated in accordance with their terms before 8.00am on the Second Court Date;

(c)	approval of this Warrant Scheme by the Court under paragraph 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by Great Panther and Beadell;

(d)	approval of the Share Scheme by the Court under paragraph 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by Great Panther and Beadell;

(e)	such other conditions made or required by the Court under subsection 411(6) of the Corporations Act in relation to either or both of this Warrant Scheme and the Share Scheme and agreed to by Great Panther and Beadell having been satisfied or waived;

(f)	the orders of the Court made under paragraph 411(4)(b) (and, if applicable, subsection 411(6)) of the Corporations Act approving this Warrant Scheme coming into effect, pursuant to subsection 411(10) of the Corporations Act on or

Scheme of arrangement – warrant scheme        page 3

4 Implementation of the Warrant Scheme

before the End Date (or any later date Great Panther and Beadell agree in writing); and

(g)	the orders of the Court made under paragraph 411(4)(b) (and, if applicable, subsection 411(6)) of the Corporations Act approving the Share Scheme coming into effect, pursuant to subsection 411(10) of the Corporations Act on or before the End Date (or any later date Great Panther and Beadell agree in writing).

3.2	Certificate

(a)	Beadell and Great Panther will provide to the Court on the Second Court Date a certificate, or such other evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent in clauses 3.1(a) and 3.1(b) have been satisfied or waived.

(b)	The certificate referred to in clause 3.2(a) constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

3.3	End Date

This Warrant Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Implementation Deed, the Deed Poll or the Warrant Scheme Deed Poll is terminated in accordance with its terms,

unless Beadell and Great Panther otherwise agree in writing.

4	Implementation of the Warrant Scheme

4.1	Lodgement of Court orders with ASIC

Beadell must lodge with ASIC, in accordance with subsection 411(10) of the Corporations Act, an office copy of the Court order approving this Warrant Scheme as soon as possible after the Court approves this Warrant Scheme and in any event by 5.00pm on the first Business Day after the day on which the Court approves this Warrant Scheme.

4.2	Cancellation and extinguishment of Scheme Warrants

(a)	On the Warrant Scheme Implementation Date, subject to the provision of the Warrant Scheme Consideration in the manner contemplated by clause 5, the Scheme Warrants, together with all rights and entitlements attaching to them as at the Warrant Scheme Implementation Date, must be cancelled and extinguished, without the need for any further act by any Scheme Warrantholder (other than acts performed by Beadell as attorney and agent for Scheme Warrantholders under clause 7.4), and each Scheme Warrantholder:

(1)	releases Beadell from all obligations in relation to those Scheme Warrants;

(2)	releases and waives any and all rights they may have had (including to be issued Beadell Shares) in relation to those Scheme Warrants in accordance with the terms of the relevant Scheme Warrants); and

Scheme of arrangement – warrant scheme        page 4

5 Warrant Scheme Consideration

(3)	authorises Beadell to update the Warrant Register recording the cancellation and extinguishment of the Scheme Warrants,

and, in consideration for the cancellation and extinguishment of their Scheme Warrants, each Scheme Warrantholder will be entitled to receive the Warrant Scheme Consideration in accordance with clause 5.

(b)	Pursuant to clause 4.2(a), Beadell must ensure the cancellation and extinguishment of the Scheme Warrants.

5	Warrant Scheme Consideration

5.1	Provision of Warrant Scheme Consideration

Great Panther must, subject to clauses 5.2, 5.3 and 5.4:

(a)	on or before the Warrant Scheme Implementation Date, issue the Warrant Scheme Consideration and procure that the name and address of each Scheme Warrantholder is entered in the Great Panther Register in respect of those New Great Panther Warrants; and

(b)	procure that on or before the date that is 10 Business Days after the Warrant Scheme Implementation Date, a certificate or holding statement (or equivalent document) is sent to the Registered Address of each Scheme Warrantholder to whom New Great Panther Warrants are issued in accordance with clause 5.1(a) representing the number of New Great Panther Warrants issued to the Scheme Warrantholder pursuant to this Warrant Scheme.

5.2	Joint holders

In the case of Scheme Warrants held in joint names:

(a)	the New Great Panther Warrants to be issued under this Warrant Scheme must be issued to and registered in the names of the joint holders; and

(b)	any other document required to be sent under this Warrant Scheme, will be forwarded to either, at the sole discretion of Beadell, the holder whose name appears first in the Warrant Register as at the Warrant Scheme Record Date or to the joint holders.

5.3	Fractional entitlements

Where the calculation of the Warrant Scheme Consideration to be issued to a particular Scheme Warrantholder would result in the Scheme Warrantholder becoming entitled to a fraction of a New Great Panther Warrant, the fractional entitlement will be rounded down to the nearest whole number of New Great Panther Warrants, as applicable.

5.4	Orders of a court or Government Agency

If written notice is given to Beadell (or the Beadell Registry) or Great Panther (or the Great Panther Registry) of an order or direction made by a court of competent jurisdiction or by another Government Agency that:

(a)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Warrants held by a particular Scheme Warrantholder, which would otherwise be payable or to be

Scheme of arrangement – warrant scheme        page 5

6 Dealings in Beadell Warrants

issued to that Scheme Warrantholder by Beadell in accordance with this clause 5.4, then Beadell shall be entitled to procure that provision of that consideration is made in accordance with that order or direction; or

(b)	prevents Beadell from providing consideration to any particular Scheme Warrantholder in accordance with this clause 5, or the payment or issuance of such consideration is otherwise prohibited by applicable law, Beadell shall be entitled to (as applicable) direct Great Panther not to issue, or to issue to a trustee or nominee, such number of New Great Panther Warrants as that Scheme Warrantholder would otherwise be entitled to under clause 5.1, until such time as provision of the Scheme Consideration in accordance with this clause 5.4 is permitted by that (or another) order or direction or otherwise by law.

5.5	Status of New Great Panther Warrants

Subject to this Warrant Scheme becoming Effective, Great Panther must ensure that each New Great Panther Warrant is duly and validly issued in accordance with all applicable laws and Great Panther’s constating documents, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under Great Panther’s constating documents).

6	Dealings in Beadell Warrants

6.1	Exercise prior to Warrant Scheme Record Date

To establish the identity of the Scheme Warrantholders, Beadell will not accept as valid, nor recognise for any purpose, any notice of exercise of a Beadell Warrant registered in the name of a Beadell Warrantholder that is either or both of:

(a)	received after 5.00pm on the day which is the Business Day immediately before the Warrant Scheme Record Date; or

(b)	not in accordance with the terms of grant of the Beadell Warrants.

6.2	Registration as holder of Beadell Shares

Beadell will issue, and register the Beadell Warrantholder as the holder of, a Beadell Share in respect of any valid exercise of a Beadell Warrant registered in the name of the Beadell Warrantholder permitted by, and received by the time specified in, clause 6.1 and in accordance with the terms of grant of the Beadell Warrants, and the Beadell Warrantholder acknowledges and agrees that, if the Share Scheme becomes Effective and the Beadell Warrantholder has validly exercised a Beadell Warrant in accordance with the foregoing, the Beadell Warrantholder will be bound by the terms of the Share Scheme in respect of each such Beadell Share and, accordingly, each such Beadell Share will be transferred to Beadell in accordance with the terms of the Share Scheme on the Implementation Date.

6.3	Warrant Register

(a)	For the purpose of determining entitlements to the Warrant Scheme Consideration, Beadell must maintain the Warrant Register in accordance with the provisions of this clause 6 until the Warrant Scheme Consideration has been paid or issued to the Scheme Warrantholders. The Warrant Register in

Scheme of arrangement – warrant scheme        page 6

7 General Warrant Scheme provisions

this form will solely determine entitlements to the Warrant Scheme Consideration.

(b)	Beadell must procure that, as soon as possible on or after the Warrant Scheme Record Date, and in any event by 5.00pm on the first Business Day after the Warrant Scheme Record Date, details of the names, Registered Addresses and holdings of Beadell Warrants of every Scheme Warrantholder as shown in the Warrant Register at the Warrant Scheme Record Date are available to Great Panther in such form as Great Panther reasonably requires.

(c)	As from the Warrant Scheme Record Date, all Beadell Warrant certificates (or equivalent documents) will cease to have any effect and each entry at that date on the Warrant Register will cease to have any effect except as evidence of entitlement to the Warrant Scheme Consideration.

7	General Warrant Scheme provisions

7.1	Consent to amendments to this Warrant Scheme

If the Court proposes to approve this Warrant Scheme subject to any alterations or conditions:

(a)	Beadell may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which Beadell has consented; and

(b)	each Scheme Warrantholder agrees to any such alterations or conditions which Beadell has consented to.

7.2	Scheme Warrantholders’ agreements and warranties

(a)	Each Scheme Warrantholder:

(1)	agrees to the cancellation and extinguishment of their Beadell Warrants together with all rights and entitlements attaching to those Beadell Warrants in accordance with this Warrant Scheme;

(2)	agrees to the variation, cancellation, extinguishment or modification of the rights attached to their Scheme Warrants constituted by or resulting from this Warrant Scheme;

(3)	agrees to be bound by the terms of the New Great Panther Warrants; and

(4)	acknowledges and agrees that this Warrant Scheme binds Beadell and all Scheme Warrantholders (including those who do not attend the Warrant Scheme Meeting and those who do not vote, or vote against this Warrant Scheme, at the Warrant Scheme Meeting).

(b)	Each Scheme Warrantholder is taken to have warranted to Beadell and Great Panther on the Warrant Scheme Implementation Date, and appointed and authorised Beadell as its attorney and agent to warrant to Great Panther on the Warrant Scheme Implementation Date, that all their Beadell Warrants (including any rights and entitlements attaching to those Beadell Warrants) which are cancelled and extinguished under this Warrant Scheme will, at the date of cancellation and extinguishment, be free from all mortgages, charges, liens, encumbrances, pledges, security interests (including any ‘security interests’ within the meaning of section 12 of the Personal Property Securities Act 2009 (Cth)) and interests of third parties of any kind, whether legal or otherwise, and

Scheme of arrangement – warrant scheme        page 7

7 General Warrant Scheme provisions

that they have full power and capacity to agree to the cancellation and extinguishment of their Beadell Warrants together with any rights attaching to those Beadell Warrants. Beadell undertakes that it will provide such warranty to Great Panther as agent and attorney of each Scheme Warrantholder.

7.3	Appointment of sole proxy

Immediately upon the provision of the Warrant Scheme Consideration to each Scheme Warrantholder in the manner contemplated by clause 5, and until all Scheme Warrants are cancelled and extinguished, each Scheme Warrantholder:

(a)	is deemed to have appointed Great Panther as attorney and agent (and directed Great Panther in each such capacity) to appoint any director, officer, secretary or agent nominated by Great Panther as its sole proxy and, where applicable or appropriate, corporate representative to attend Beadell meetings, exercise the votes attaching to the Scheme Warrants (if any) registered in their name, and sign any resolution or document;

(b)	must not itself attend or vote at any Beadell meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to clause 7.3(a)); and

(c)	must take all other actions in the capacity of a registered holder of Scheme Warrants as Great Panther reasonably directs.

7.4	Authority given to Beadell

Each Scheme Warrantholder, without the need for any further act:

(a)	on the Warrant Scheme Effective Date, irrevocably appoints Beadell and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of enforcing the Warrant Scheme Deed Poll against Great Panther, and Beadell undertakes in favour of each Scheme Warrantholder that it will enforce the Warrant Scheme Deed Poll against Great Panther on behalf of and as agent and attorney for each Scheme Warrantholder; and

(b)	on the Warrant Scheme Implementation Date, irrevocably appoints Beadell and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of executing any document or doing or taking any other act, necessary, desirable or expedient to give effect to this Warrant Scheme and the transactions contemplated by it, including (without limitation) the cancellation and extinguishment of the Scheme Warrants, and Beadell accepts each such appointment. Beadell, as attorney and agent of each Scheme Warrantholder, may sub-delegate its functions, authorities or powers under this clause 7.4 to all or any of its directors, officers, secretaries or employees (jointly, severally or jointly and severally).

7.5	Binding effect of Warrant Scheme

This Warrant Scheme binds Beadell and all of the Scheme Warrantholders (including those who did not attend the meeting of Beadell Warrantholders to vote on this Warrant Scheme, did not vote at that meeting, or voted against this Warrant Scheme at that meeting) and, to the extent of any inconsistency, overrides the constitution of Beadell.

Scheme of arrangement – warrant scheme        page 8

8 General

8	General

8.1	Stamp duty

Great Panther will:

(a)	pay all stamp duty and any related fines and penalties in respect of this Warrant Scheme and the Warrant Scheme Deed Poll, the performance of the Warrant Scheme Deed Poll and each transaction effected by or made under or in connection with this Warrant Scheme and the Warrant Scheme Deed Poll; and

(b)	indemnify each Scheme Warrantholder against any liability arising from failure to comply with clause 8.1(a).

8.2	Consent

Each of the Scheme Warrantholders consents to Beadell doing all things necessary or incidental to, or to give effect to, the implementation of this Warrant Scheme, whether on behalf of the Scheme Warrantholders, Beadell or otherwise.

8.3	Notices

(a)	If a notice, transfer, transmission application, direction or other communication referred to in this Warrant Scheme is sent by post to Beadell, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Beadell’s registered office or at the office of the Beadell Registry.

(b)	The accidental omission to give notice of the Warrant Scheme Meeting or the non-receipt of such notice by a Beadell Warrantholder will not, unless so ordered by the Court, invalidate the Warrant Scheme Meeting or the proceedings of the Warrant Scheme Meeting.

8.4	Governing law

(a)	This Warrant Scheme is governed by the laws in force in Western Australia.

(b)	The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in Western Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this Warrant Scheme. The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

8.5	Further action

Beadell must do all things and execute all documents necessary to give full effect to this Warrant Scheme and the transactions contemplated by it.

8.6	No liability when acting in good faith

Neither Beadell nor Great Panther nor any director, officer, secretary or employee of any of those companies will be liable for anything done or omitted to be done in the performance of this Warrant Scheme or the Warrant Scheme Deed Poll in good faith.

Scheme of arrangement – warrant scheme        page 9

Schedule 1

Definitions and interpretation

1	Definitions

The meanings of the terms used in this Warrant Scheme are set out below.

Term	Meaning

ASIC	the Australian Securities and Investments Commission.

ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.

Beadell	Beadell Resources Limited ABN 125 222 291 of Level 2, 16 Ord Street, West Perth, Western Australia.

Beadell Registry	Computershare Investor Services Pty Limited.

Beadell Share	a fully paid ordinary share in the capital of Beadell.

Beadell Shareholder	each person who is registered as the holder of a Beadell Share in the Share Register.

Beadell Warrant	an warrant to acquire one unissued Beadell Share issued by Beadell on 18 May 2018 or 28 June 2018.

Beadell Warrantholder	a person who is registered as the holder of a Beadell Warrant in the Warrant Register.

Business Day	a day that is not a Saturday, Sunday or public holiday or bank holiday in Perth, Western Australia or Vancouver, British Columbia.

Corporations Act	the Corporations Act 2001 (Cth).

Scheme of arrangement – warrant scheme        page 10

Schedule 1 Definitions and interpretation

Term	Meaning

Court	the Federal Court of Australia (Western Australia registry), or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Great Panther and Beadell.

Deed Poll	the deed poll substantially in the form of Attachment 1 to the Share Scheme under which Great Panther each covenants in favour of the Scheme Shareholders to perform the obligations attributed to Great Panther under the Share Scheme.

Effective	when used in relation to this Warrant Scheme or the Share Scheme, means the coming into effect, under subsection 411(10) of the Corporations Act, of the Court order made under paragraph 411(4)(b) of the Corporations Act in relation to this Warrant Scheme or the Share Scheme (as appropriate).

Effective Date	the date on which the Warrant Scheme becomes Effective.

End Date	the date 6 months after the date of the Implementation Deed, or such other date as agreed in writing by Beadell and Great Panther.

Excluded Shareholder	any Beadell Shareholder who is a member of the Great Panther Group or any Beadell Shareholder who holds any Beadell Shares on behalf of, or for the benefit of, any member of the Great Panther Group and does not hold Beadell Shares on behalf of, or for the benefit of, any other person.

Government Agency	any foreign or Australian government or governmental, semi- governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity (including any stock or other securities exchange), or any minister of the Crown in right of the Commonwealth of Australia or any state, or any other federal, state, provincial, local or other government, whether foreign or Australian.

Great Panther	Great Panther Silver Limited of 1330 – 200 Granville Street, Vancouver, British Columbia, Canada.

Great Panther Group	Great Panther and each of its Subsidiaries, and a reference to a Great Panther Group Member or a member of the Great Panther Group is to Great Panther or any of its Subsidiaries.

Great Panther Register	the register of shareholders or the register of warrantholders (or both, as applicable) maintained by Great Panther or its agent.

Scheme of arrangement – warrant scheme        page 11

Schedule 1 Definitions and interpretation

Term	Meaning

Great Panther Registry	Computershare Trust Company of Canada.

Great Panther Share	a common share in the capital of Great Panther.

Implementation Date	the fifth Business Day after the Scheme Record Date, or such other date after the Scheme Record Date as agreed in writing by Beadell and Great Panther.

Implementation Deed	the scheme implementation deed dated [insert date] between Beadell and Great Panther relating to the implementation of this Warrant Scheme and the Share Scheme.

Listing Rules	the official listing rules of ASX.

New Great Panther Warrant	a warrant issued by Great Panther conferring the right on the holder to be issued one new Great Panther Share on the following terms:

1 the exercise price for the New Great Panther Warrants will equal the exercise price of the Beadell Warrants divided by 0.0619;

2 the expiry date of the New Great Panther Warrants will be the same as the expiry date for the Beadell Warrants; and

3 the New Great Panther Warrants will otherwise be on substantially the same terms and conditions as the Beadell Warrants, with such modifications as are necessary to comply with Great Panther’s status as a British Columbia company and to comply with applicable Canadian securities laws and stock exchange requirements, as set out in Schedule 2.

Registered Address	in relation to a Beadell Warrantholder, the address shown in the Warrant Register as at the Warrant Scheme Record Date.

Scheme Record Date	7.00pm (Sydney time) on the fifth Business Day after the Effective Date or such other date as agreed in writing by Beadell and Great Panther.

Scheme Shareholder	a holder of Beadell Shares recorded in the Share Register as at the Scheme Record Date (other than an Excluded Shareholder).

Scheme Warrantholder	a holder of a Beadell Warrant who is recorded in the Warrant Register as at the Warrant Scheme Record Date.

Scheme of arrangement – warrant scheme        page 12

Schedule 1 Definitions and interpretation

Term	Meaning

Scheme Warrants	all Beadell Warrants held by the Scheme Warrantholders as at the Warrant Scheme Record Date.

Second Court Date	the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving this Warrant Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

Share Register	the register of members of Beadell maintained by Beadell or the Beadell Registry in accordance with the Corporations Act.

Share Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Beadell and the Scheme Shareholders, substantially in the form of Attachment 2 to the Implementation Deed, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by Beadell and Great Panther.

Subsidiary	the meaning given in Division 6 of Part 1.2 of the Corporations Act.

TSX	the Toronto Stock Exchange Inc.

Warrant Register	the register of Beadell Warrants maintained by Beadell or the Beadell Registry in accordance with the Corporations Act.

Warrant Scheme	this scheme of arrangement under Part 5.1 of the Corporations Act between Beadell and the Scheme Warrantholders, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by Beadell and Great Panther.

Warrant Scheme Consideration	the consideration to be provided to each Scheme Warrantholder for the cancellation and extinguishment of each Scheme Warrant held by each Scheme Warrantholder, being 0.0619 New Great Panther Warrants for each Scheme Warrant held.

Warrant Scheme Deed Poll	the deed poll substantially in the form of Attachment 1 under which Great Panther each covenants in favour of the Scheme Warrantholders to perform the obligations attributed to them under this Warrant Scheme.

Scheme of arrangement – warrant scheme        page 13

Schedule 1 Definitions and interpretation

Term	Meaning

Warrant Scheme Effective	the date on which this Warrant Scheme becomes Effective.
Date

Warrant Scheme Implementation Date	the fifth Business Day after the Warrant Scheme Record Date, or such other date as agreed in writing by Beadell and Great Panther.

Warrant Scheme Meeting	the meeting of the Beadell Warrantholders ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on this Warrant Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Warrant Scheme Record Date	7.00pm (Sydney time) on the fifth Business Day after the Effective Date or such other date as agreed in writing by Beadell and Great Panther.

2	Interpretation

In this Warrant Scheme:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this Warrant Scheme;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this Warrant Scheme have a corresponding meaning;

(e)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual;

(f)	a reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this Warrant Scheme;

(g)	a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them (whether passed by the same or another Government Agency with legal power to do so);

(h)	a reference to a document (including this Warrant Scheme) includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to ‘$’, ‘A$’ or ‘dollar’ is to Australian currency;

Scheme of arrangement – warrant scheme        page 14

Schedule 1 Definitions and interpretation

(j)	a reference to any time is, unless otherwise indicated, a reference to that time in Perth and Vancouver;

(k)	a term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1 of this Schedule 1 has the same meaning when used in this Warrant Scheme;

(l)	a reference to a party to a document includes that party’s successors and permitted assignees;

(m)	no provision of this Warrant Scheme will be construed adversely to a party because that party was responsible for the preparation of this Warrant Scheme or that provision;

(n)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a reference to a body, other than a party to this Warrant Scheme (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(p)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(q)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(r)	if an act prescribed under this Warrant Scheme to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day; and

(s)	a reference to the Listing Rules and the Operating Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

3	Interpretation of inclusive expressions

Specifying anything in this Warrant Scheme after the words ’include’ or ‘for example’ or similar expressions does not limit what else is included.

4	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

Scheme of arrangement – warrant scheme        page 15

Schedule 2

New Great Panther Warrants

[insert final terms]

Scheme of arrangement – warrant scheme        page 16

Attachment 1 Warrant Scheme Deed Poll

Attachment 1

Warrant Scheme Deed Poll

[Attached]

Scheme of arrangement – warrant scheme        page 17

Attachment 5

Warrant deed poll

[Attached]

Deed

Warrant scheme deed poll

Great Panther Silver Limited

QV1 Building 250 St Georges Terrace Perth WA 6000 Australia	T +61 8 9211 7777 F +61 8 9211 7878
GPO Box U1942 Perth WA 6845 Australia	herbertsmithfreehills.com DX 104 Perth

Warrant scheme deed poll

Date ►[insert date]

This deed poll is made

By	Great Panther Silver Limited

a company incorporated in British Columbia with company number of 1330 – 200 Granville Street, Vancouver, British Columbia, Canada (Great Panther)

in favour of	each Scheme Warrantholder.

Recitals	1	Beadell and Great Panther entered into the Implementation Deed.

	2	In the Implementation Deed, Great Panther agreed to make this deed poll.

	3	Great Panther is making this deed poll for the purpose of covenanting in favour of the Scheme Warrantholders to perform their obligations under the Implementation Deed and the Warrant Scheme.

This deed poll provides as follows:

1	Definitions and interpretation

1.1	Definitions

(a)	The meanings of the terms used in this deed poll are set out below.

Warrant scheme deed poll        page 2

2 Conditions to obligations

Term	Meaning

Beadell	Beadell Resources Limited ACN 125 222 291 of Level 2, 16 Ord Street, West Perth, Western Australia.

First Court Date	the first day on which an application made to the Court for an order under subsection 411(1) of the Corporations Act, convening the Warrant Scheme Meeting is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

Implementation Deed	the scheme implementation deed entered into between Beadell and Great Panther dated [insert date].

Warrant Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Beadell and the Scheme Warrantholders, substantially in the form set out in Attachment 1, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by Great Panther and Beadell.

(b)	Unless the context otherwise requires, terms defined in the Warrant Scheme have the same meaning when used in this deed poll.

1.2	Interpretation

Sections 2, 3 and 4 of Schedule 1 of the Warrant Scheme apply to the interpretation of this deed poll, except that references to ‘this Warrant Scheme’ are to be read as references to ‘this deed poll’.

1.3	Nature of deed poll

Great Panther acknowledges that:

(a)	this deed poll may be relied on and enforced by any Scheme Warrantholder in accordance with its terms even though the Scheme Warrantholders are not party to it; and

(b)	under the Warrant Scheme, each Scheme Warrantholder irrevocably appoints Beadell and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this deed poll against Great Panther.

2	Conditions to obligations

2.1	Conditions

This deed poll and the obligations of Great Panther under this deed poll are subject to the Warrant Scheme becoming Effective.

Warrant scheme deed poll        page 3

3 Warrant Scheme obligations

2.2	Termination

The obligations of Great Panther under this deed poll to the Scheme Warrantholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a)	the Implementation Deed is terminated in accordance with its terms; or

(b)	the Warrant Scheme is not Effective by the End Date,

unless Great Panther and Beadell otherwise agree in writing.

2.3	Consequences of termination

If this deed poll terminates under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	Great Panther is released from its obligations to further perform this deed poll except those obligations under clause 7.1; and

(b)	each Scheme Warrantholder retains the rights they have against Great Panther in respect of any breach of this deed poll which occurred before this deed poll was terminated.

3	Warrant Scheme obligations

3.1	Undertaking to provide Warrant Scheme Consideration

Subject to clause 2, Great Panther undertakes in favour of each Scheme Warrantholder to:

(a)	provide, or procure the provision of, the Warrant Scheme Consideration to each Scheme Warrantholder in accordance with the terms of the Warrant Scheme; and

(b)	undertake all other actions, and give each acknowledgement, representation and warranty (if any), attributed to it under the Warrant Scheme,

subject to and in accordance with the provisions of the Warrant Scheme and the Implementation Deed.

3.2	Shares to rank equally

Great Panther covenants in favour of each Scheme Warrantholder that any New Great Panther Securities which are issued to each Scheme Warrantholder in accordance with the Warrant Scheme will:

(a)	in the case of New Great Panther Shares, rank equally with all existing Great Panther Shares; and

(b)	be duly issued and fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under the constating documents of Great Panther).

Warrant scheme deed poll        page 4

4 Warranties

4	Warranties

Great Panther represents and warrants in favour of each Scheme Warrantholder, in respect of itself, that:

(a)	it is a corporation validly existing under the laws of the Province of British Columbia, Canada;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll is valid and binding on it and enforceable against it in accordance with its terms; and

(e)	this deed poll does not conflict with, or result in the breach of or default under, any provision of its constitution, or any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

5	Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	Great Panther fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.2.

6	Notices

6.1	Form of Notice

A notice or other communication in respect of this deed poll (Notice) must be:

(a)	in writing and in English and signed by or on behalf of the sending party; and

(b)	addressed to Great Panther in accordance with the details set out below (or any alternative details nominated by Great Panther by Notice).

Attention	Jim Bannantine

Address	1330 – 200 Granville Street, Vancouver, British
Columbia, Canada

Fax no

Warrant scheme deed poll        page 5

6 Notices

Email address

6.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm (addressee’s time) on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Method of giving Notice	When Notice is regarded as given and received

By hand to the nominated address	When delivered to the nominated address

By pre paid post to the nominated address	At 9.00am (addressee’s time) on the second Business Day after the date of posting

By fax to the nominated fax number	At the time indicated by the sending party’s transmission equipment as the time that the fax was sent in its entirety.

However, if the recipient party informs the sending party within 4 hours after that time that the fax transmission was illegible or incomplete, then the Notice will not be regarded as given or received. When calculating this 4 hour period, only time within a business hours period is to be included.

By email to the nominated email address	The earliest to occur of:

• the time that the sender receives an automated message from the intended recipient’s information system confirming delivery of the email;

• the time that the email is first opened or read by the intended recipient (or an employee or officer of the intended recipient); and

• four hours after the time the email was sent (as recorded on the device from which the sender sent the email) unless the sender receives, within that four-hour period, an automated message that the email has not been delivered.

6.3	Notice must not be given by electronic communication

A Notice must not be given by electronic means of communication (other than fax and email as permitted in clause 6.2).

Warrant scheme deed poll        page 6

7 General

7	General

7.1	Stamp duty

Great Panther:

(a)	will pay all stamp duty and any related fines and penalties in respect of the Warrant Scheme and this deed poll, the performance of this deed poll and each transaction effected by or made under or in connection with the Warrant Scheme and this deed poll; and

(b)	indemnifies each Scheme Warrantholder against any liability arising from failure to comply with clause 7.1(a).

7.2	Governing law and jurisdiction

(a)	This deed poll is governed by the law in force in Western Australia.

(b)	Great Panther irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Western Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed poll. Great Panther irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

7.3	Waiver

(a)	A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise by a party of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy.

(b)	Great Panther may not rely on the words or conduct of any Scheme Warrantholder as a waiver of any right unless the waiver is in writing and signed by the Scheme Warrantholder granting the waiver.

(c)	No Scheme Warrantholder may rely on words or conduct of Great Panther as a waiver of any right unless the waiver is in writing and signed by Great Panther.

(d)	The meanings of the terms used in this clause 7.3 are set out below.

Term	Meaning

conduct	includes delay in the exercise of a right.

right	any right arising under or in connection with this deed and includes the right to rely on this clause.

waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

Warrant scheme deed poll        page 7

7 General

7.4	Variation

A provision of this deed poll may not be varied unless:

(a)	if before the First Court Date, the variation is agreed to by Beadell; or

(b)	if on or after the First Court Date, the variation is agreed to by Beadell and the Court indicates that the variation would not of itself preclude approval of the Warrant Scheme,

in which event Great Panther will enter into a further deed poll in favour of the Scheme Warrantholders giving effect to the variation.

7.5	Cumulative rights

The rights, powers and remedies of Great Panther and the Scheme Warrantholders under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.6	Assignment

(a)	The rights created by this deed poll are personal to Great Panther and each Scheme Warrantholder and must not be dealt with at law or in equity without the prior written consent of Great Panther.

(b)	Any purported dealing in contravention of clause 7.6(a) is invalid.

7.7	Further action

Great Panther must, at their own expense, do all things and execute all documents necessary to give full effect to this deed poll and the transactions contemplated by it.

Warrant scheme deed poll        page 8

Attachment 1

Warrant scheme

[Attached]

Warrant scheme deed poll        page 9

Signing page

Executed as a deed poll

Signed sealed and delivered by Great Panther Silver Limited in the presence of

sign here ►		sign here ►
	Authorised signatory		Witness

print name	print name

Warrant scheme deed poll        page 1

Attachment 6

Conditions Precedent certificate

[Attached]

Certificate

Conditions precedent certificate

Beadell Resources Limited (Beadell) and Great Panther Silver Limited (Great Panther) certify, confirm and agree that each of the conditions precedent:

1	in clause 3.1 (other than the condition in clause 3.1(d) relating to Court approval) of the scheme implementation deed dated [insert date] between Beadell and Great Panther (SID) has been satisfied or is hereby waived by the relevant party (or parties) to the SID in accordance with the terms of the SID; and

2	in clauses [insert clause] of the scheme of arrangement between Beadell and the relevant Beadell shareholders which appears in Annexure [insert] of Beadell’s scheme booklet dated [insert date] has been satisfied.

This deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Dated:	[insert date]

Executed as a deed

Beadell

Signed sealed and delivered by Beadell Resources Limited by

sign here ►		sign here ►
	Company Secretary/Director		Director

print name		print name

Great Panther

Signed sealed and delivered by Great Panther Silver Limited in the presence of

sign here ►		sign here ►
	Authorised signatory		Witness

print name		print name

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LAUREL HILL ADVISORY GROUP

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Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com